Form 20-F
period 2019-06-30
China Xiangtai Food Co., Ltd.
filed 2019-11-06
CIK 1735556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 001-38857

China Xiangtai Food Co., Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Xinganxian Plaza, Building B, Suite 21-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

(Address of principal executive offices)

Zeshu Dai, Chief Executive Officer

+86 (023) 86330158

ir@cqplinfood.com

Xinganxian Plaza, Building B, Suite 21-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,964,027 ordinary shares issued and outstanding as of June 30, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes  ☐  No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we”, “us”, “our company”, “Company” and “our” refer to:

•	China Xiangtai Food Co., Ltd., a Cayman Islands exempted company (“Xiangtai Cayman” or the “Company” when individually referenced);

•	WVM Inc., a British Virgin Islands company (“Xiangtai BVI” when individually referenced)

•	CVS Limited (“Xiangtai HK” when individually referenced), a Hong Kong company that is a wholly owned subsidiary of Xiangtai BVI;

•	Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (also known as “重庆精煌泰企业管理咨询有限公司”) “Xiangtai WFOE” when individually referenced), a PRC wholly foreign-owned enterprise and a wholly owned subsidiary of Xiangtai HK;

•	Guangan Yongpeng Food Co., Ltd. (also known as “广安勇鹏食品有限公司”) (“GA Yongpeng” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE;

•	Chongqing Penglin Food Co., Ltd. (also known as “重庆鹏霖食品有限公司”) (“CQ Penglin” when individually referenced), a PRC company and a variable interest entity (“VIE”) contractually controlled by Xiangtai WFOE;

•	Chongqing Pengmei Supermarket Co., Ltd. also known as “重庆鹏美超市有限公司”) (“CQ Pengmei” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE;

•	Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei are collected referred to as the “PRC entities” hereafter.

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018	For the Year Ended June 30, 2017	For the Year Ended June 30, 2016
Period Ended RMB: USD exchange rate	6.87	6.62	6.78	6.64
Period Average RMB: USD exchange rate	6.83	6.51	6.81	6.43

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income and comprehensive income data for the years ended June 30, 2019, 2018 and 2017 and the selected consolidated balance sheets data as of June 30, 2019 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income and comprehensive income data for the year ended June 30, 2016 and the selected consolidated balance sheets data as of June 30, 2017 and 2016 are derived from our audited consolidated financial statements include in our registration statement (File Number 333-226990) initially filed with the SEC on August 24, 2018. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The following table presents our summary consolidated statements of income and comprehensive income data:

	For the Years Ended June 30,
	2019	2018	2017	2016
Supermarket and grocery store revenues	$7,322,243	$3,750,904	$4,451,149	$7,836,968
Farmers’ market revenues	95,222,909	97,353,320	58,825,330	26,792,383
Total revenues	102,545,152	101,104,224	63,276,479	34,629,351
Cost of supermarket and grocery store revenues	6,371,345	3,193,830	3,011,400	5,200,859
Cost of farmers’ market revenues	87,172,588	88,258,923	55,198,004	24,476,853
Total cost of revenues	93,543,933	91,452,753	58,209,404	29,677,712
Gross profit	9,001,219	9,651,471	5,067,075	4,951,639
Selling expenses	(1,255,340)	(708,531)	(854,643)	(1,359,022)
General and administrative expenses	(1,467,373)	(981,347)	(515,596)	(655,667)
Provision for doubtful accounts	(743,986)	(918,940)	(175,317)	(207,892)
Income from operations	5,534,520	7,042,653	3,521,519	2,729,058
Other (expense) income, net	(957,280)	(2,560,168)	(190,908)	182,720
Provision for income taxes	(213,649)	(714,376)	(875,737)	(727,945)
Net income	$4,363,591	$3,768,109	$2,454,874	$2,183,833
Earnings per share, basic and diluted	$0.21	$0.19	$0.12	$0.11
Weighted average Ordinary Shares outstanding - Basic	20,319,723	20,000,000	20,000,000	20,000,000
Weighted average Ordinary Shares outstanding - Diluted	20,944,951	20,083,151	20,000,000	20,000,000

The following table presents our summary consolidated balance sheet data:

	As of June 30,
	2019	2018	2017	2016
Cash and cash equivalents and restricted cash	$3,216,005	$319,093	$21,530	$51,848
Accounts receivables, net (including related party)	39,522,737	24,421,074	13,163,236	4,597,105
Other current assets	2,960,173	4,304,568	8,942,015	2,994,392
Plant and equipment, net	4,549,212	3,962,455	4,293,063	4,900,721
Other long-term assets	1,103,190	722,503	596,104	2,870,199
Total assets	$51,351,317	$33,729,693	$27,015,948	$15,414,265
Total liabilities	$26,826,103	$17,896,158	$16,884,075	$7,885,872
Total mezzanine equity	$-	$1,800,000	$-	$-
Total shareholders’ equity	$24,525,214	$14,033,535	$10,131,873	$7,528,393

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.federalreserve.gov).

Period Ended	High Rate	Low Rate	Period End Rate	Average Rate
2016	6.9580	6.4480	6.9430	6.6400
2017	6.9575	6.4773	6.5063	6.7569
2018	6.9737	6.2649	6.8755	6.6090
2019
January	6.8708	6.6958	6.6958	6.7863
February	6.7907	6.6916	6.7112	6.7119
March	6.7381	6.6916	6.7112	6.7119
April	6.7418	6.6870	6.7347	6.7161
May	6.9182	6.7319	6.9027	6.8519
June	6.9298	6.8510	6.8977	6.8211
July	6.8927	6.8487	6.8833	6.8775
August	7.1628	6.8972	7.1543	7.0629
September	7.1786	7.0659	7.1477	7.1137
October	7.1473	7.0379	7.0379	7.0961

Translation adjustments included in accumulated other comprehensive loss amounted to $(308,571) and $(41,025) as of June 30, 2019 and 2018, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2019 and 2018 were translated at 6.8668 RMB and 6.6225 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended June 30, 2019, 2018 and 2017 were 6.8263 RMB, 6.5054 RMB and 6.8096 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

Changes in consumer preferences could adversely affect our business.

The food industry, in general, is subject to changing consumer trends, demands and preferences. Our products compete with other protein sources, such as fish. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry and may face increased competition.

We operate in the pork industry in China and face strong competition in terms of distribution, brand recognition, taste, quality, price, availability, and product positioning. The market is highly fragmented, particularly in China, and the resources of our competitors may increase due to mergers, consolidations or alliances, and we may face new competitors in the future. Our main competitors include Shuanghui Group, New Hope Group, Hunan New Wellful Co., Ltd., Huamu Group. Furthermore, we face competition from producers of other animal proteins. In addition, as we seek to expand our market share in the Chinese markets in which we currently distribute our products and to distribute new products and to penetrate into new markets, we may have difficulty competing with local producers due to protectionist efforts by local governments to benefit local companies. From time to time in response to competitive and customer pressures or to maintain market share, we may be forced to reduce our selling prices or increase or reallocate spending on marketing, advertising, or promotions in order to compete. These types of actions could decrease our profit margins. Such pressures may also restrict our ability to increase our selling prices in response to raw material and other cost increases. In light of the strong competition that we currently face, and which may intensify in the future, there can be no assurance that we will be able to increase the sales of our products or even maintain our past levels of sales, or that our profit margins will not be reduced. If we are unable to increase our product sales or to maintain our past levels of sales and profit margins, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our results of operations may fluctuate from period to period due to seasonality.

Our business is subject to seasonal fluctuations. There are seasonal patterns for pork production and pork product purchases in China, where consumer purchases of pork products usually peak around the Chinese Lunar New Year and other major holidays. In addition, our hog production segment experiences lower farrowing performance during the winter months and slower animal growth rates during the hot summer months, resulting in a decrease in hog supplies in the summer and an increase in hog supplies in the fall. Due to the seasonality of our business, the results of any period of a year are not necessarily indicative of the results that may be achieved for the full year.

We face risks relating to fluctuations in the prices of substitute products.

Fluctuations in the market prices of substitutes to our products, especially decreases in the prices of substitute meat products relative to pork, affect the prices of pork products. As a result of decreases in the prices of substitute meat products relative to pork, consumers may purchase less pork. For example, past outbreaks of avian influenza in various parts of the world reduced the global demand for poultry and thus created temporary surpluses of poultry. These poultry surpluses placed downward pressure on poultry prices, which in turn reduced meat prices including pork prices. Even where we are able to adjust our selling prices in relation to decreases in the prices of substitute products, our profit margin may experience contraction, which in turn may have a material adverse impact on our business, financial condition, results of operations and prospects.

Outbreaks of livestock diseases may affect our ability to conduct our business and harm demand for our products.

Outbreaks of diseases affecting livestock, such as African swine fever, BSE, FMD and various strains of influenza, which may be caused by factors beyond our control, or concerns that these diseases may occur and spread in the future, could lead to cancellation of orders by our customers or governmental restrictions on the import and export of our products to or from our suppliers, facilities or customers. Moreover, outbreaks of livestock diseases could have a significant effect on the livestock we own by requiring us to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand for our products. In addition, if the products of our competitors become contaminated, the adverse publicity associated with such an event may lower consumer demand for our products.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

We are subject to risks affecting the food industry generally, including risks posed by the following:

•	food spoilage or food contamination;

•	contamination of raw materials;

•	consumer product liability claims;

•	product tampering;

•	product labeling errors;

•	the possible unavailability and expense of product liability insurance; and

•	the potential cost and disruption of a product recall.

Our products may be exposed to contamination by organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella. These organisms are generally found in the environment and, as a result, there is a risk that they could be present in our products. These pathogens can also be introduced to our products through tampering or as a result of improper handling at the further processing, foodservice or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing.

Our systems designed to monitor food safety risks throughout all stages of our processes may not eliminate the risks related to food safety. As a result, we may voluntarily recall, or be required to recall, our products if they are or may be contaminated, spoiled or inappropriately labeled.

We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness or death. Such liability may result from proceedings filed by the government’s attorney’s office, consumer agencies and individual consumers. We may have to pay significant damages to consumers or to the government and such liability may be in excess of applicable liability insurance policy limits. Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally.

Environmental regulation and related litigation and commitments could have a material adverse effect on us.

Our past and present business operations and properties are subject to extensive and increasingly stringent laws and regulations in the countries in which we have operations pertaining to protection of the environment, including among others:

•	the treatment and discharge of materials into the environment;

•	the handling and disposition of manure and solid wastes; and

•	the emission of greenhouse gases.

Failure to comply with these laws and regulations may result in significant consequences to us, including administrative, civil and criminal penalties, liability for damages and negative publicity. Some requirements applicable to us may also be enforced by citizen groups or other third parties. Natural disasters, such as flooding and hurricanes, can cause the discharge of effluents or other waste into the environment, potentially resulting in our being subject to further liability claims and governmental regulation, as has occurred in the past. See the section headed “Item 4. Information on the Company — Environment” for further discussion of our regulatory compliance as it relates to environmental risk. We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations.

In addition, new environmental issues could arise that could cause currently unanticipated investigations, assessments, costs or expenditures. We may be subject to higher compliance costs if environmental protection laws become more stringent. Environmental claims or failure to comply with any present or future environmental protection laws may require us to spend additional funds and may adversely affect our results of operations.

PRC laws and regulations require enterprises engaged in manufacturing and construction that may produce environmental waste to adopt measures to effectively control and properly dispose of waste gases, waste water, industrial waste, dust and other environmental waste materials. These laws and regulations also require payments from producers discharging waste substances. If we fail to comply with such laws or regulations and such failure results in environmental pollution, we may be required to pay fines. If the breach is serious, the PRC government may suspend or close any operation failing to comply with such laws or regulations. We cannot assure you that the PRC government will not change existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditure that we may not be able to pass on to our customers through increased product prices.

Our financial success is dependent on our continued innovation and successful launch of new products and promoting our brands through marketing investments, and we may not be able to anticipate or make timely responses to changes in the tastes and preferences of consumers.

The success of our operations depends on our ability to identify market trends and introduce new or enhanced products in a timely manner that satisfy the tastes and preferences of customers. Customer preferences differ across and within each of our operating regions and shift over time in response to changes in culinary, demographic and social trends, economic circumstances and the marketing efforts of our competitors. There can be no assurance that our existing products will continue to be accepted by our customers or that we will be able to anticipate or respond to changes in consumer tastes and preferences in a timely manner. Our failure to anticipate, identify or react to these particular tastes or changes could adversely affect our sales performance and our profitability. In addition, demand for many of our consumer products is closely linked to consumers’ purchasing power and disposable income levels, which may be adversely affected by unfavorable economic development in the countries in which we operate.

We devote significant resources to new product development and product extensions. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. To the extent we are not able to effectively gauge the direction of our key markets and successfully identify, develop and manufacture new or improved products in these changing markets, our financial results and our competitive position will suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer acceptance, and there can be no assurance that we will be successful in introducing new products. We may expend substantial resources developing and marketing new products which may not achieve expected sales levels.

In addition, we may not be successful in maintaining or strengthening our brand image. We seek to maintain and strengthen our brand image through marketing investments, including advertising, consumer promotions and trade promotions. Maintaining and strengthening our brand image depends on our ability to adapt to a rapidly changing media environment, including on social media other online dissemination of advertising campaigns. If we do not maintain and strengthen our brand image, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We face competition in our business, which may adversely affect our market share and profitability.

The pork, beef and chicken industries are highly competitive. Competition exists both in the purchase of live hogs, and in the sale of pork and meat products. In addition, our pork and meat products compete with other protein sources, such as fish. We face competition from a number of pork producers in Chongqing City and Sichuan province where we operate.

The principal competitive factors in the animal protein processing industries are operating efficiency and the availability, quality and cost of raw materials and labor, price, quality, food safety, product distribution, technological innovations and brand loyalty. Our ability to be an effective competitor depends on our ability to compete on the basis of these characteristics. In addition, some of our competitors may have greater financial and other resources than us. We may be unable to compete effectively with these companies, and if we are unable to remain competitive with these meat producers in the future, our market share may be adversely affected.

Our growth (organic and inorganic) may require substantial capital and long-term investments.

Our competitiveness and growth depend on our ability to fund our capital expenditures. We cannot assure you that we will be able to fund our capital expenditures at reasonable costs due to adverse macroeconomic conditions, our performance or other external factors.

We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business.

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	potential loss of key employees and customers of the acquired companies;

•	an increase in our expenses and working capital requirements;

•	failure of the acquired entities to achieve expected results;

•	our failure to successfully integrate any acquired entities into our business; and

•	our inability to achieve expected synergies and/or economies of scale.

These opportunities may also expose us to successor liability relating to actions involving any acquired entities, their respective management or contingent liabilities incurred prior to our involvement and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. These transactions may also be structured in such a manner that would result in our assumption of obligations or liabilities not identified during our pre-acquisition due diligence.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could adversely affect our reputation and have a material adverse effect on us.

We are subject to various risks relating to worker safety.

Given the nature of our operations, we are subject to various risks relating to worker safety. We conduct training and educational campaigns to improve awareness of risks and safety in the work environment and strive to improve safety conditions in the workplace, but cannot ensure that accidents will not occur. If our efforts to improve worker safety and reduce the frequency and number of workplace accidents are not successful, our business, financial condition and results of operations may be adversely affected.

We may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses or permits.

Our manufacturing and other production facilities, including hog farming, as well as the processing, packaging, storage, distribution, advertising and labeling of our products, are subject to extensive legal and regulatory food safety requirements, including regular government inspections and governmental food processing controls, in the countries in which we operate. In China, under applicable laws and regulations, we are required to obtain and maintain various licenses and permits in order to operate our hog farming and slaughtering operations. These include, amongst others, “Livestock and Poultry Breeders Production Operation Permit”, “Certificate for Animal Epidemic Disease Prevention” and “Certificate of Designated Location of Slaughterhouse for Hogs”. We are also required to obtain various government approvals and comply with applicable hygiene and food safety standards in relation to our production processes, premises and products. Loss of or failure to obtain necessary permits and licenses could delay or prevent us from meeting current product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect our operating results. If we are found not to be in compliance with applicable laws and regulations, particularly if it relates to or compromises food safety, we could be subject to civil remedies, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, future material changes in food safety regulations could result in increased operating costs or affect our ordinary operations, which could also have a material adverse effect on our operations and our financial results.

We rely substantially on external suppliers for hogs, beef, lamb, chicken, duck, rabbit meat and other raw materials.

We purchase live hogs and fresh pork, beef, lamb, chicken, duck, and rabbit meat from external distributors for use in our production of processed products. A continuous and stable supply of ordinary live hogs and other meat that meet our standards is crucial to our operations. We expect to continue to rely on external suppliers for all of live hogs, fresh pork, beef, lamb, chicken, duck, and rabbit meat production requirements. We also rely on external suppliers for other key raw materials, including seasonings. There can be no assurance that we will continue to be able to source live hogs, fresh pork, beef, lamb, chicken, duck, rabbit meat, seasonings, or other raw materials meeting our requirements on reasonable prices or terms or at all. In the event that our supply of the raw materials is interrupted for whatever reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The loss of one or more of our largest customers, or changes in the trade terms required by such customers could adversely affect our business, financial condition and results of operations.

Our business could suffer significant setbacks in sales and operating income if our customers’ business plans or markets change significantly or if we lose one or more of our largest customers. For the years ended June 30, 2019 and 2018, one customer accounted for 4.4% and 8.9% of our total revenue, respectively. Moreover, consolidation within the retail industry is likely to continue in China, including among supermarkets, warehouse clubs and food distributors, which would result in us having an increasingly concentrated retail base and increased credit exposure to certain customers. Furthermore, as the retail branded food and foodservice industries continue to consolidate, our large customers may seek to use their position to improve their profitability through improved inventory efficiency, lower pricing, increased promotional programs and increased emphasis on private label products. If we are unable to use our scale, marketing expertise, product innovation and category leadership positions to effectively respond, our profitability or volume growth could be negatively affected. To the extent we provide concessions or trade terms that are more favorable to our customers, our margins would be reduced. The loss of a significant customer or a material reduction in sales to, or adverse change to trade terms with, a significant customer could materially and adversely affect our product sales, financial condition, results of operations and prospects.

Our operations are subject to the general risks of litigation.

We are involved in an ongoing basis in litigation arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters. Moreover, the process of litigating cases, even if we are successful, may be costly, and may approximate the cost of damages sought. These actions could also expose us to adverse publicity, which might adversely affect our brands, reputation and/or customer preference for our products and distract our management from other tasks. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could adversely affect our financial results. Please see the section headed “Item 4. Information on the Company — Legal Proceedings” for details of our material litigation and proceedings.

The consolidation of our customers could adversely affect our business.

Our customers, such as supermarkets and farmers’ markets, have consolidated in recent years, and consolidation is expected to continue. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products. If we fail to respond to these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our financial results.

Macroeconomic conditions could have a material adverse effect on our business, results of operations, financial condition and stock price.

Key macroeconomic conditions are likely to affect our business, results of operations and financial condition. Consumer confidence, energy price, labor cost, prices, unemployment are among the factors that often impact the borrowing behavior of our customers. Poor economic conditions reduce the demand for consumption of pork and pork products.

While certain economic conditions in China have shown signs of improvement following the recent global economic crisis, economic growth has been slow and uneven as consumers continue to face domestic concerns, as well as economic and political conditions in the global markets. A prolonged period of slow economic growth or a significant deterioration in economic conditions would likely affect our customers’ activity levels and the ability and willingness of customers to obtain financing from us or to pay amounts already owed to us, and could have a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

Although the livestock industry is not directly affected by the rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands have changed the way we and our competitors do business over the years. Furthermore, our competitors are constantly developing innovations in online marketing, communications, social networking and other services to expand the basis of suppliers and customers. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our quality control, information technology, and our existing products and services. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We own certain intellectual properties. See “Item 4. Information on the Company —Description of Property — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. The number of our employees have surged due to the fast expansion of our business. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our clients could diminish, resulting in a material adverse effect to our business.

A lack of insurance could expose us to significant costs and business disruption.

We have not yet purchased insurance to cover our assets and property of our business, which could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. Furthermore, Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products.

Our business could also be adversely affected by the effects of African swine fever, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

We may incur financial obligation by serving as guarantor for loan borrowed by a related entity.

On December 26, 2017, Chongqing Mingwen Food Co., Ltd, (“CQ Mingwen”), whose president is the daughter-in-law of our CEO, entered into a one-year loan agreement with bank to borrow RMB 9 million (approximately $1.4 million) for working capital needs, which has been extended for an additional 12 months. The loan bears variable interest rate based on the prevailing interest rates set by the People's Bank of China at the time of borrowing, plus 98 basis points. The effective rate is 8.613% per annum. In connection with CQ Mingwen’s bank borrowing, the Company’s CEO, her husband and a son, CQ Penglin, CQ Mingwen’s legal representative and an unrelated third party, Chongqing Education Guaranty Co., Ltd. each served as a guarantor of the loan. Chongqing Education Guaranty Co. Ltd. was also required to deposit RMB 450,000 (approximately $69,000) as restricted cash with the bank to secure the loan. In addition, GA Yongpeng pledged a land use right recorded at RMB 10,198,100 (approximately $1.5 million) and building property recorded at RMB 12,268,800 (approximately $1.8 million) as collateral to further safeguard this loan. If CQ Mingwen is unable to repay the loan upon maturity date, assets by GA Yongpeng may be liquidated to pay back the loan. CQ Penglin and our CEO will also incur obligation to repay the loan as guarantors. CQ Mingwen’s inability to repay the loan may therefore have a material adverse impact on the operation and financial results of our company.

Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to CQ Penglin, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Xiangtai WFOE and CQ Penglin and its shareholders. As a result of these contractual arrangements, we exercise control over CQ Penglin and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, AllBright Law Offices, our current ownership structure, the ownership structure of Xiangtai WFOE, our PRC subsidiary, and CQ Penglin, our consolidated variable interest entity, the contractual arrangements between Xiangtai WFOE and CQ Penglin are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entity would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, Xiangtai WFOE or CQ Penglin are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Xiangtai WFOE and CQ Penglin, revoking the business licenses or operating licenses of Xiangtai WFOE or CQ Penglin, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of CQ Penglin, and/or our failure to receive economic benefits from CQ Penglin, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with CQ Penglin, our consolidated variable interest entity for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with CQ Penglin and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company — Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, CQ Penglin and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of CQ Penglin, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of CQ Penglin, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by CQ Penglin, and its shareholders of their obligations under the contracts. The shareholders of CQ Penglin may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with CQ Penglin. Although we have the right to replace any shareholder of CQ Penglin under their respective contractual arrangements, if any shareholder of CQ Penglin is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by CQ Penglin, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with CQ Penglin, our consolidated variable interest entity, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by CQ Penglin, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If CQ Penglin, our consolidated variable interest entity, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of CQ Penglin were to refuse to transfer their equity interest in CQ Penglin to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of CQ Penglin, our consolidated variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of CQ Penglin may differ from the interests of our company as a whole. These shareholders may breach, or cause CQ Penglin to breach, the existing contractual arrangements we have with them and CQ Penglin, which would have a material adverse effect on our ability to effectively control CQ Penglin and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with CQ Penglin to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in CQ Penglin to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of CQ Penglin, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to CQ Penglin, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we or CQ Penglin owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xiangtai WFOE, our wholly-owned subsidiary in China, CQ Penglin, our consolidated variable interest entity in China, and the shareholders of CQ Penglin, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Xiangtai WFOE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by CQ Penglin for PRC tax purposes, which could in turn increase its tax liabilities without reducing Xiangtai WFOE’s tax expenses. In addition, if Xiangtai WFOE requests the shareholders of CQ Penglin, as the case may be, to transfer their equity interests in CQ Penglin, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Xiangtai WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on CQ Penglin for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by CQ Penglin, our consolidated variable interest entity, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

CQ Penglin, our consolidated variable interest entity, holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, our consolidated variable interest entity may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event CQ Penglin’s shareholders breach these contractual arrangements and voluntarily liquidate CQ Penglin, or CQ Penglin declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If CQ Penglin undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of Xiangtai WFOE, GA Yongpeng and CQ Pengmei, our PRC subsidiaries, CQ Penglin, our consolidated variable interest entity, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Xiangtai WFOE, GA Yongpeng and CQ Pengmei, our PRC subsidiaries, and CQ Penglin, our consolidated variable interest entity are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in the People’s Republic of China

Changes in political, social and economic policies in any of China, the U.S. or Europe may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business operations are primarily conducted in China. Accordingly, we are affected by the economic, political and legal environment in China.

In particular, China’s economy differs from the economies of most developed countries in many respects, including the fact that it:

•	has a high level of government involvement;

•	is in the early stages of development of a market-oriented economy;

•	has experienced rapid growth; and

•	has a tightly controlled foreign exchange policy.

China’s economy has been transitioning from a planned economy towards a more market-oriented economy. However, a substantial portion of productive assets in China remain state-owned and the PRC government exercises a high degree of control over these assets. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. For the past three decades, the PRC government has implemented economic reform measures to emphasize the utilization of market forces in economic development.

China’s economy has grown significantly in recent years; however, there can be no assurance that such growth will continue. The PRC government exercises control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

China’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

We have all of our operations in China. The legal system of China is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. Recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules and many have retroactive effects. We cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require WOFE to adjust its taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to CQ Penglin, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our PRC consolidated variable interest entity, owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2019, the RMB has depreciated significantly in the backdrop of the trade war between the U.S. and China and of the weak performance of Chinese stock market as compared with U.S. indexes. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Ms. Zeshu Dai entered into an entrustment agreement with Magic Pace Limited, who is currently the sole shareholder of China Meitai Food Co., Ltd. According to the Entrustment Agreement, Magic Pace Limited entrusted its voting power, personnel appointment power and other power related to operating and managing of China Meitai Food Co., Ltd., and therefore effectively the control of our company, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai also entered into a call option agreement with Magic Pace Limited. Pursuant to the call option agreement, Magic Pace Limited granted Ms. Dai an option to acquire 97.74% of the shares of China Meitai Food Co., Ltd. exercisable from the closing date of the initial public offering of the Company. Upon excising the option Ms. Dai will own 62.73% shares of the Company through China Meitai Food Co., Ltd.

Because there are no guidelines or rulings in respect of the arrangements under the call option agreement and the entrustment agreement between Magic Pace Limited and Ms. Dai, our PRC lawyer suggested it may not be deemed as associated with the acquisition of the special purpose vehicle (“SPV”) and Ms. Dai has no liability to register the arrangements according to Circular 37 with a qualified local bank. However, if the local SAFE dissented our PRC counsel’s opinion on the arrangement Magic Pace Limited and Ms. Dai, Ms. Dai may be requested by local SAFE to register retrospectively pursuant to Circular 37 and may be subject to administrative punishment pursuant to the related law.

However, we may not be informed of the identities of all the PRC residents or entities holding a direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information – E. Taxation – People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that China Xiangtai Food Co., Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then China Xiangtai Food Co., Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.” As of June 30, 2019 and 2018, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Keen Point and Fortunes Capital HK, our Hong Kong subsidiaries.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Ownership of Our Ordinary Shares

Our Chief Executive Officer Zeshu Dai has significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

Zeshu Dai is deemed to beneficially own 13,000,000 shares of our ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Ms. Dai controls 97.74% equity interest of China Meitai Food Co., Ltd., which holds 13,300,000 of our ordinary shares. Zeshu Dai is deemed to beneficially own 62.73% of our issued and outstanding ordinary shares as of June 30, 2019. As long as Zeshu Dai owns or control a significant amount of our outstanding voting power, she has the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

•	the election and removal of directors and the size of our board of directors;

•	any amendment of our memorandum or articles of association; or

•	the approval of mergers, consolidations and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, beneficial ownership of our ordinary shares by Zeshu Dai may also adversely affect the trading price for our ordinary shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differs from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance.

The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Shares in the public market could materially and adversely affect the prevailing market price of the Shares and our ability to raise capital in the future.

The market price of our Shares could decline as a result of future sales of substantial amounts of Shares or other securities relating to the Shares in the public market, including by the Company’s substantial shareholders, or the issuance of new Shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the Shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our Shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing Shareholders, the percentage ownership of such Shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the Shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report its financial results could be adversely affected.

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2019, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2019 and determined they were not effective as described in Part II. Item 15. “Controls and Procedures” of this Annual Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

There can be no assurance that any of our efforts we are implementing, or our internal control over financial reporting generally, will remediate any material weakness or avoid future weaknesses or deficiencies. Any failure to remediate the material weakness and any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet its reporting obligations or result in material misstatements in its financial statements. If we are unable to remediate its material weaknesses, our management may not be able to conclude that its disclosure controls and procedures or internal control over financial reporting are effective, which could result in investors losing confidence in its reported financial information and may lead to a decline in the stock price.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Any judgment obtained in the federal or state courts of the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands (the “Grand Court”) if (a) the judgment was given by a foreign court of competent jurisdiction, (b) our company either submitted to the jurisdiction of the foreign court or was resident and carrying on business in the jurisdiction and was duly served with process, (c) the judgment was final and conclusive, (d) the judgment was not in respect of taxes, a fine or a penalty or similar fiscal or revenue obligations imposed on our company, and (e) the judgment was not obtained by fraud and is not of a kind the recognition and enforcement of which would be contrary to the principles of natural justice or public policy in the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. It is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (other than decisions of the Privy Council in appeals from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat CQ Penglin as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of CQ Penglin for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2019, 2018, and 2017 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of CQ Penglin for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares. For more information see “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Item 4.	Information on the Company

Overview

China Xiangtai Food Co., Ltd. is a Cayman Islands exempted company and conduct business in China through subsidiaries and variable interest entity in China. We are primarily a pork processing company that has operations across key sections of the industry value chain, including slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts. We are committed to provide consumers with high-quality, nutritious and tasty products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standard in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in China.

Maintaining the highest industry standards for food safety, product quality and sustainability is one of our core values. We have food circulation permit and national industrial production certificate. We have strict quality control systems in each segment of our value chain, from production through sales and distribution. These objectives are grounded in our sustainability program, which focuses on key areas such as animal care, employee welfare, the environment, food safety and quality, helping communities and value creation.

We purchase live hogs through distributors who purchase hogs from local hog farms located in different cities in southern China. We use an automated standard modern production line to slaughter the hogs and pack the fresh pork and byproducts. We deliver the fresh pork to local distributors who then resold the fresh pork to smaller distributors and individual vendors from the local farmers’ market. We also purchase fresh, chilled and frozen pork, beef, lamb, chicken, duck, and rabbit meat from external distributors. We process some fresh pork, beef, lamb, chicken, duck, and rabbit meat into processed products. We sell fresh, chilled and frozen pork, beef and lamb, and processed meat products at our supermarket and to other local grocery stores in Chongqing. We have received many awards and honors including "Honest and Trustworthy Seller", “Annual Sales Star”, “Best Partner,” and “First Place in Fresh Grocery” from New Century Department Store, “Industrial Leading Enterprise” from Chongqing City Fuling District government, “Vice President Entity” from Chongqing Tongchuan Chamber of Commerce. We won these awards and honors because we have had a close and successful working relationship with big supermarkets and department stores, that we have effectively discharged our sales and marketing effort, and that we penetrated deep into the meat market in Chongqing City.

Through the acquisition of Pengmei consummated in July 2018, we have two supermarkets in Chongqing that offers a variety of products, including meats, fish and seafood, fresh produces, frozen foods, breads and bakery products, alcoholic and nonalcoholic beverages, housewares products, house-clean products and laundry products, etc. The operations of these two supermarkets started in November 2017. One of the supermarkets has temporarily stopped operation since August 2018 due to landlord’s failure to meet the fire safety requirements. We have filed a lawsuit against the landlord for breach of the store operating lease. We expect this supermarket to be re-opened soon after the fire safety requirements are met.

We have been working closely with online retailers and planning to launch our online sales channel this year. We are also in the process of negotiation with a national supermarket chain to supply them our meat, meat products, vegetable and fruit.

We have 178 employees. In our slaughterhouse and processing facility, we have a standardized and automatic production line for hog slaughtering and meat packing. We also have meat processing rooms and standardized freezers to process and store processed meat product. Additionally, we have established environment protection facilities, such as sewage treatment, harmless treatment and incineration treatment.

Our Products

We offer three main series of our products, the fresh series and the processed series. Summary description of our main product series are set forth below.

Product Series	Main Products

Fresh Series	Fresh pork and byproducts, beef, lamb, chicken, duck and rabbit meat

Chilled and Frozen Series	Chilled and frozen pork, beef and lamb

Series	Frozen pork, beef and lamb

Processed Series	Shredded meat, sliced meat, meat stuffing, pickled meat, lamb and offal, sausage, bacon, steamed meat, breaded chicken, spicy meat, canned meat

Fresh Series. We have established the processing and marketing channels of pork and meat products over the years. After slaughter and cleaning, the acid in pork is eliminated in a 0-4 °C environment. The pork is mainly sold as whole pieces without being cut into pieces. A very minimal amount would be cut into different parts and cuts in our sterile room. Fresh pork sell at supermarkets are mainly purchased from the market and supplied by contracted vendors. Fresh beef, lamb, chicken and rabbit meat are also purchased from the market and supplied by contracted vendors.

 Chilled and Frozen Series. We have established a cold supply chain that supports the storage, distribution and sale of chilled and frozen meat. We are able to store meat for a much longer period. We can keep the chilled series fresh for up to10 days and the frozen series fresh for up to one year. As the supply of pork in China decreases while the demand remains the same, having longer storage time allows us to provide a steady stream of supply whenever the market demand rises. It also expand our supply channels, allowing us to purchase meat from cities and countries far away from Chongqing. We purchase the chilled meat from Yun’nan Province and Shandong Province within China. We plan to import frozen meat from outside of PRC.

Frozen Series. We have established the processing and marketing channels of pork and meat products over the years. After slaughter and cleaning, the acid in pork is eliminated in a 0-4 °C environment. The pork is mainly sold as whole pieces without being cut into pieces. A very minimal amount would be cut into different parts and cuts in our sterile room. Fresh pork sell at supermarkets are mainly purchased from the market and supplied by contracted vendors. Fresh beef, lamb, chicken and rabbit meat are also purchased from the market and supplied by contracted vendors.

Processed Series. In order to accommodate people’s busy working lifestyle, we introduced processed products that can be easily prepared at home. Through the low-temperature and quick-freezing treatment, the freshness, flavor and the nutrition of the meat can be maintained to the utmost extent, and food bacteria can be effectively eliminated. While mixing the ingredients, the content of fat, calorie and cholesterol are controlled by different combinations of raw materials to suit the needs of different consumers. We add seasonings, spices, and vegetables in the package so consumers can easily cook the food at home. During peak season, which typically would be around the Chinese New Year, our processed products are in high demand as households prefer to buy food that are ready to be cooked.

Our Facility

Our slaughtering plant in Linshui Industrial Park, Sichuan Province covers an area of 27,000 square meters, with a construction area of 8,500 square meters, a slaughtering area of 3,000 square meters, 9 large refrigeration houses of 4,500 square meters, office and dormitory of 1,500 square meters, and a boiler room of 200 square meters.

We also have a processing factory in Fuling, Chongqing, covering an area of 8,000 square meters, with a construction area of 11,000 square meters, a processing area of 4,000 square meters, 7 large refrigeration houses of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. There are sausage and bacon production line, canned meat (ham) production line, salty braised pork production line, and soy sauce stewed products production line.

Our Production Cycle

We source all of our live hogs from our suppliers. It usually takes less than 24 hours to transfer the hogs from the purchasing point to the slaughterhouse, and only 2-3 hours to slaughter and cut into pieces, which can then be sold. Fresh pork is the main source of protein for Chinese consumers in daily life. Our factories operate year-round. Generally, the sales season is from the winter solstice to the spring of the next year.

For our processed products such as sausage and bacon, it usually takes more than two weeks to process from fresh pork. Lamb offal are sourced from suppliers. We are able to process them within 2-3 hours. These processed products are seasonal, generally due to the demand for meats before and after the Chinese New Year period.

Raw Material

Live hogs. We signed contracts with live hog distributors to purchase the live hogs from large and medium-sized hog farmers in the southern region. The quality of the hogs is specified in the contracts and must comply with the national health and quarantine standards. We have signed six suppliers to meet the daily supply. For the fiscal year ended June 30, 2019, we relied on four main suppliers who aggregately accounts for approximately 80.7% of pour operating expenses for purchasing live hogs.

Pork, Beef, lamb, chicken, duck and rabbit meat. We source pork, beef, lamb, chicken and rabbit meat from many suppliers, who provide us the meat cuts. We do not purchase live animals from them. We purchase on an annual basis about 3,000 tons of meat from these suppliers.

Seasonings. They are mainly used for meat products processing. We purchase on an annual basis 1,000 kg Chinese red pepper, 2,000 kg marinating spice, 3,000 kg chili pepper, 2,000 kg refined salt, and 2,000 kg chicken bouillon and other seasonings.

Industry Overview

The rapid growth of the PRC pork industry has been driven largely by robust economic growth, continued urbanization and rising disposable income. China is the largest pork production and consumption market in the world, comprising 49.25% and 50.2% of the global production and consumption markets respectively in 2015. Pork is deeply rooted in Chinese culture and diet, and comprised 61.9% of China’s meat consumption in 2015. Although PRC pork production volume has historically grown at a steady rate, a gap has consistently existed between the supply and demand of pork. Pork consumption is expected to grow at a comparatively faster CAGR of 3.08% compared to pork production with a CAGR of 3.01% from 2012 to 2018, leading to a widening supply shortfall. Therefore, it is expected that the volume of PRC pork imports will continue to rise.

Since 2018, China has witnessed a severe epidemic of African swine fever. China produced 24.7 million tons of pork in the first six months of 2019, down 5.5% from a year earlier, according to figures from the National Bureau of Statistics. Retail pork prices reached 26.45 yuan per kg in the final week of June, up 33% on the year, according to weekly data from the Ministry of Agriculture and Rural Affairs, but still some way off the record of 31.56 yuan in June 2016.

The key drivers of the PRC pork industry can be analyzed in terms of demand and supply. The growing demand for fresh pork and packaged pork products is attributable to the rise in disposable income and living standards, continuing urbanization, expansion of middle class, the important role of animal protein in food consumption, the importance of pork as a source of animal protein and increasing demand for high quality and safe products. As a result of changing consumer behavior and growing demand, producers are experiencing accelerated industry concentration and a trend toward vertical integration.

The key drivers of the PRC pork industry have given rise to a number of key trends. In the fresh pork market, chilled fresh pork is expected to become a key product category, driven by its perceived higher quality. In addition, modern retailers in the PRC, such as supermarkets and hypermarkets, are expected to gradually increase in significance in food retail markets, especially in more developed urban areas, as a result of better hygiene and a more comfortable environment compared to traditional farmers’ markets. Brand image is playing a more important role in the pork industry, particularly as it relates to the perception of better food safety and higher product quality. The demand for packaged pork products has increased, driven by the improvements in the PRC economy and greater influence of western dietary habits. Consumers are placing greater importance on product safety, nutrition, convenience and diversification, which can be better satisfied by packaged pork products.

Barriers to entry for competitors include substantial investment required in branding, food safety control and production scale, as well as a strong understanding of consumer preferences.

Corporate History and Structure

The following diagram illustrates our corporate structure:

Incorporated on January 23, 2018 China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) is a Cayman Islands exempted company. We conduct our business in China through our subsidiaries and VIE. Zeshu Dai currently has majority interest and control over our subsidiaries and VIE.

Under our memorandum of association, we are authorized to issue 50,000,000 ordinary shares with a par value of $0.01 per share. Upon incorporation of our company, the subscriber received 1 ordinary share as incorporation founder. The founder share was later transferred to China Meitai Food Co., Ltd., which is controlled by Zeshu Dai through a call option agreement and an entrustment agreement with Magic Pace Limited, the sole shareholder of China Meitai Food Co., Ltd. As of October 31, 2019, there were 21,964,027 ordinary shares issued and outstanding, and China Meitai Food Co., Ltd owns 13,300,000 ordinary shares. As a result, Zeshu Dai is deemed to beneficially own 13,000,000 ordinary shares and thus has controlling interest of our Company.

We do not foresee any conflict of interest between China Meitai Food Co., Ltd. and Xiangtai Cayman, because China Meitai Food Co., Ltd. is a holding company and do not have business operations.

Xiangtai BVI was incorporated on February 11, 2015. Its 100% equity interest is held by Xiangtai Cayman. Xiangtai BVI is currently not engaging in any active business and merely acting as a holding company.

Xiangtai HK was incorporated on March 4, 2015 under the law of Hong Kong SAR. The registered share capital is USD 3,800 and paid-in-capital is zero, with 100% of the equity interest held by Xiangtai BVI. Xiangtai HK is currently not engaging in any active business and merely acting as a holding company.

Xiangtai WFOE is a PRC wholly foreign owned entity incorporated on September 1, 2017 in Chongqing under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of CVS Limited and a wholly foreign-owned entity under the PRC laws, Xiangtai WFOE’s registered capital is $100,000. Xiangtai WFOE is currently not engaging in any active business and merely acting as a holding company.

GA Yongpeng was incorporated on May 10, 2008 in Chongqing under the laws of the People’s Republic of China. GA Yongpeng’s registered capital is RMB 20,000,000 and is paid in full. The registered principal activities of the company are purchase of livestock and poultry, breeding, slaughter, processing, sale and retail of fresh livestock and poultry meat and meat products (preserved meat products, sauce, meat products, smoked sausage, ham products, etc.) 100% of the equity interest is held by Xiangtai WFOE.

CQ Pengmei was incorporated on July 27, 2017 in Chongqing under the laws of the People’s Republic of China. CQ Pengmei’s registered capital is RMB 10,000,000 and of which RMB 3,000,000 was paid. The registered principal activities of the company are sales of cosmetics, agricultural produce, aquatic products, consumer products, clothing, toys, furnitures, electronic appliance and devices, storage, etc. 100% of the equity interest is held by Xiangtai WFOE.

Contractual Arrangements between Xiangtai WFOE and CQ Penglin

CQ Penglin was incorporated on November 3, 2005 in Chongqing under the laws of the People’s Republic of China. CQ Penglin’s registered capital is RMB 20,650,000 and RMB 11,650,000 is paid. The registered principal activities of the company are retail of pre-packaged food, live hog slaughtering, purchase of livestock and poultry, processing and sale of fresh livestock and poultry meat, process and retail of meat products (preserved meat products, sauce, meat products, smoked sausage, ham products, etc.). CQ Penglin’s shareholders are Zeshu Dai, Penglin Wang, and Taizhou Qisi Ruilin Investment Management LLP.

CQ Penglin is deemed as our variable interest entity (the “VIE”).

We conduct our business through the VIE, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•	exercise effective control over the VIE;

•	receive substantially all of the economic benefits of the VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

We conduct our business through contractual arrangements rather than direct ownership because one of CQ Penglin’s businesses is to conduct market research in the meat and livestock industry, which can give the company a more precise understanding of market demand, target customers, and competition environment. According to Catalogue of Industries for Guiding Foreign Investment (Revision 2017) effected since July 28, 2017, market research is a restricted Foreign Investment Industry. Even though CQ Penglin collects information and processes data for its own operational purpose, such market research may fall into the restricted category. In addition, the Telecommunications Regulations and its related implementation rules promulgated by the State Council and, including the Catalogue of Classification of Telecommunications Business issued by the Minister of Industry and Information Technology (the “MIIT”), categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and classify internet information services, or ICP services, as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. The Administrative Measures on Internet-based Information Services released by the State Council in 2000, as amended in 2011, requires that a commercial ICP service operator shall obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. The Administrative Provisions on Foreign-funded Telecommunications Enterprises released by State Council in 2001, as amended in 2016, further requires that for foreign-funded telecommunications enterprises to operate value-added telecommunications services, capital contribution from foreign investors shall not exceed 50% of all capital contribution. CQ Penglin has been working with online retailers to expand sales channels and reduce costs. If, in the future, CQ Penglin decides to establish its own online shops, it will be required to obtain an ICP License. If we control CQ Penglin through direct ownership, it will have more than 50% foreign-sourced capital contribution and will not be qualified for an ICP license. Therefore, the company decide to conduct operation through contractual arrangements.

As a result of these contractual arrangements, we have become the primary beneficiary of, and we treat the VIE as our variable interest entity under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Xiangtai WFOE, our consolidated variable interest entity, the CQ Penglin, and the shareholders of the VIE.

Agreement that Provide Us Effective Control over the VIE

Equity Pledge Agreement

Pursuant to the equity pledge agreements, as amended, among the shareholders who collectively owned all of CQ Penglin, pledge all of the equity interests in CQ Penglin to Xiangtai WFOE as collateral to secure the obligations of CQ Penglin under the exclusive consulting services and operating agreement. These shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Xiangtai WFOE’s interests, without Xiangtai WFOE’s prior approval. In the event of default, Xiangtai WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of CQ Penglin. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreement

Pursuant to the voting rights proxy and financial supporting agreements, as amended, the shareholders of CQ Penglin give Xiangtai WFOE an irrevocable proxy to act on their behalf on all matters pertaining to CQ Penglin and to exercise all of their rights as shareholders of CQ Penglin, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in CQ Penglin. In consideration of such granted rights, Xiangtai WFOE agrees to provide the necessary financial support to CQ Penglin whether or not CQ Penglin incurs loss, and agrees not to request repayment if CQ Penglin is unable to do so. The agreements shall remain in effect for 30 years until October 8, 2047.

Agreement that allows us to Receive Economic Benefits and absorb losses from the VIE

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE is engaged as exclusive provider of management consulting services to CQ Penglin. For such services, CQ Penglin agree to pay service fees determined based on all of their net income to Xiangtai WFOE or Xiangtai WFOE has obligation to absorb all of the losses of CQ Penglin.

The technical consultation and services agreement, as amended, remains in effect for 30 years until October 8, 2047. The agreement can be extended only if Xiangtai WFOE gives its written consent of extension of the agreement before the expiration of the agreement and CQ Penglin then may extend without reservation.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE has the exclusive right to provide CQ Penglin with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, Xiangtai WFOE is entitled to a service fee that equals to all of the net income of CQ Penglin determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by Xiangtai WFOE in that month and the operational needs of CQ Penglin.

The business cooperation agreement, as amended, remains in effect unless Xiangtai WFOE commits gross negligence, or a fraudulent act, against CQ Penglin. Nevertheless, Xiangtai WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to CQ Penglin at any time.

Agreements that Provide Us with the Option to Purchase the Equity Interest in the VIE

Equity Option Agreement

Pursuant to the equity option agreements, as amended, among Xiangtai WFOE, CQ Penglin and its shareholders. CQ Penglin’s shareholders jointly and severally grant Xiangtai WFOE an option to purchase their equity interests in CQ Penglin. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of CQ Penglin, these shareholders of CQ Penglin are required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired all equity interests of CQ Penglin, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of CQ Penglin has been transferred to Xiangtai WFOE or its designee.

Controlled Company

We are and will remain to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules our majority shareholder, China Meitai Food Co., Ltd., owns and holds more than 50% of our outstanding ordinary shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

Entrustment Agreement and Call Option Agreement

China Meitai Food Co., Ltd. currently holds 13,300,000 of the issued and outstanding ordinary shares of the Company in a total of 21,964,027 ordinary shares. Magic Pace Limited is currently the sole shareholder of China Meitai Food Co., Ltd.

Ms. Zeshu Dai entered into an entrustment agreement with Magic Pace Limited, according to which Magic Pace Limited entrusted its voting power, personnel appointment power and other power related to operating and managing of China Meitai Food Co., Ltd., and therefore effectively the control of our company, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai has also entered into a call option agreement with Magic Pace Limited. Pursuant to the call option agreement, Magic Pace Limited granted Ms. Dai an option exercisable from the closing date of the initial public offering of the Company. Ms. Dai can exercise the option to acquire 97.74% of the shares of China Meitai Food Co., Ltd for consideration. Upon excising the option shares in China Meitai Food Co., Ltd., Ms. Dai will own 62.73% shares of the Company through China Meitai Food Co., Ltd.

If Ms. Dai elects not to exercise such option, Ms. Dai remains to have control of the company through the entrustment agreement with Magic Pace Limited and ordinary shares held by Magic Pace Limited.

Sales Channels and Long Term Opportunities

We currently focus our market in Chongqing and nearby cities. We plan to expand the existing market to cover the entire Southwest China. Our sales channels are consisted of:

Farmers’ market wholesale. Ordinary fresh pork is mainly sold through farmers’ market wholesale, which accounts for 93% of the average fresh pork sale of our company for the year ended June 30, 2019.

Sales in supermarkets. Fresh and frozen ordinary pork, beef, lamb, chicken, duck, rabbit meat and processed products are sold in supermarkets.

We have been working closely with online retailers and planning to launch our online sales channel this year. We are also in the process of negotiation with a national supermarket chain to supply them our meat, meat products, vegetable and fruit.

Customers and Suppliers

We sell fresh killed pork to farmers’ markets through distributors. The distributors then sell the fresh killed pork to individual pork vendors at the farmers’ markets. Farmers’ markets are where most people get fresh produce and meat. We also sell pork and processed meat in our supermarkets and to other supermarkets, such as Lotte Mart and Carrefour. For the fiscal years 2019 and 2018, no customer accounted for more than 10% of our revenue. For the fiscal year 2017, one customer accounted for 79.1% of our revenue.

We source live ordinary hogs from live hog distributors and fresh pork, beef, lamb, chicken, duck, rabbit meat, and seasonings from various suppliers. For the fiscal year 2019, we have four main suppliers that accounts for more than 10% of our purchases:

Number	Vendor Name	Raw material	% of total 2019 purchase
1	Bangwei, Zhu	Live hogs	29.8%
2	Mingpeng Wang	Live hogs	17.6%
3	Renyi Feng	Live hogs	16.8%
4	Bo Xie	Live hogs	16.5%

We have established long term relationships with our main customer and suppliers. We purchase live hogs pursuant to a standard sales contract that provides for delivery to our slaughter houses. We are not subject to any long-term agreement. Even though we have 4 major suppliers who aggregately account for 80.7% of our total purchases, we believe live hogs and other raw materials with the same quality are widely available. If we were unable to purchase from our primary suppliers, we do not expect to face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorb the higher cost at times if necessary. See Risk Factors – Risk Related to Our Business and Industry – We rely substantially on external suppliers for hogs, beef, lamb, chicken, duck, rabbit meat and other raw materials and – The loss of one or more of our largest customers, or changes in the trade terms required by such customers could adversely affect our business, financial condition and results of operations.

Environment

We are a food-processing company that concerns the environment we operate in. Our main concerns are noise and wastewater discharges. In order to meet the government requirements, the factory plant is located more than 5 kilometers away from densely populated areas. In the construction of processing area and supporting facilities, double-layer windows and the wall material with good performance are used for rooms with high-noise equipment. The Company chooses the low noise equipment and the motor of the pump type equipment have been equipped with the muffler. The pump units have been equipped with sound insulation cover; vibration isolation and vibration reduction measures have been adopted for the unit foundation; sound insulation door and window have been installed for blower room. Solid waste in the slaughtering plant and the areas are cleaned daily, and the floors of the area are washed and sterilized every day. The slaughtering plant and the areas are equipped with ventilators to dismiss exhaust gas. The exhaust gas is discharged from the area and is rapidly diffused after mixing with the atmosphere. We clean the sludge from the sewage station in a timely manner, and regularly sprays the biological deodorant to the sewage treatment station and waste collection station. Slaughtering wastewater, ground washing waste water and domestic sewage enter the sewage treatment station of the factory, which are treated by the “hydrolytic acidification plus aerobic” treatment. A pool body such as a shed, a hydrolytic acidification tank, a sedimentation tank, a sludge tank and the like is capped. At the same time, an activated carbon adsorption device is provided at the exhaust port of the draught fan, so that the exhaust gas is discharged after adsorption by the activated carbon.

In accordance with the above measures, the noise emitted by the factory plant is in accordance with Class 2 standards in “Emission Standard for Industrial Enterprises Noise at Boundary” (GB12348-2008). The treated wastewater meets the level III standards of the “Discharge Standard of Water Pollutants for Meat Packing Industry” (GB13457-1992) and the “Sewage Discharged into the City Sewer Water Quality Standards” (CJ343-2010).

GA Yongpeng already acquired ISO14001 for hog slaughtering, segmentation, sales and related environmental management activities with an effective period from December 14, 2017 to December 13, 2020.

Quality Control

Our operations comply with international standards and we have obtained a series of certifications, such as ISO9001, ISO22000 and HACCP. We obtained such certifications by applying to and passing documentary and on-site inspections by independent accreditation bodies. Our accredited production facilities have implemented various control procedures in accordance with the requirements of such quality standards and certifications. As part of maintaining such certifications, our operations are subject to annual inspections by accreditation bodies. We also conduct our own annual evaluations and internal audits to monitor the effectiveness of such control procedures and to ensure strict compliance of our operations with the relevant standards.

The main raw material used in our production of fresh pork products in China is live hogs, while the main raw material used in our production of processed and packaged products are fresh pork and other meats. All live hogs we purchase must have passed government quarantine inspections. The suppliers must provide quarantine inspection certifications, and we verify the information indicated in the certifications against the actual goods delivered. We conduct onsite inspections with respect to all live hogs delivered to our slaughtering facilities in accordance with applicable PRC law. Such onsite inspections involve checking for any disease symptoms and the presence of defects such as lameness. We also conduct testing for any residue in the hogs of a group of chemicals generally known as lean meat powder in China, including clenbuterol hydrochloride and ractopamine. We continuously monitor the quality of raw materials provided by each supplier. In the event of sub-standard supplies, we may temporarily or permanently suspend procurement from the vendor or supplier.

We follow standardized production procedures and comply with our strict internal quality standards. We conduct multiple testing at key stages in our hog processing operations to prevent contamination. Before our fresh pork products can be sold to our customers every day, we conduct sample inspection and testing to ensure the quality of the products that will be delivered to the customers. Each product is marked with the batch code, product code, the food production license number, and the QS mark. The qualified rate of the company's products is 100%, and that of sanitary inspection is more than 99%.

Since the establishment of the company, there has not been any violation of laws and regulations related to the quality of products and services and technical supervision, and no major legal actions with the customer due to product quality problems.

Description of Property

Intellectual Property

We rely on certain intellectual property to protect our domestic business interests and ensure our competitive position in our industry.

Trademark

We have registered the following trademarks in the PRC.

No.	Registrant	Trademark	Certificate Code	Category	Application Area
1	CQ Penglin		17654023	29	Meat, preserved meat, canned meat, preserved fish, preserved vegetable, egg, milk, edible oil, dried edible mushroom

2	CQ Penglin		17654506	30	Tea drink, bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast

3	CQ Penglin		17653798	30	Bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast, edible fragrance

4	CQ Penglin		16422730	35	Display of goods on the communications media for retail purposes; advertising; franchise business management; marketing; marketing for others; recruitment; commercial enterprise relocation; invoicing; accounting

5	CQ Penglin		14682870	29	Pickled fruits; pickled vegetables; edible oils; processed nuts; tofu

6	CQ Penglin		21694920	29	Meat, preserved meat, meat product, preserved fish, canned meat, pickled vegetable, egg, milk, edible oil, dried edible mushroom.

7	CQ Penglin	鹏霖鲜生活	29872152	29	Canned meat, pork food, sausage, fish food, dried edible fungi, edible oil, eggs, processed nuts, pickled vegetables, tofu products

8	CQ Penglin	鹏霖鲜生活	29889311	30	Soy flour, edible fragrance, bread, seasoning (condiment), yeast, tea, sugar, honey, flour, casserole

9	CQ Penglin	鹏霖鲜生活	29889332	31	Wheat, cereals (cereals), plants, live fish, live poultry, fresh fruits, fresh vegetables, strains, feed, brewing malt

10	CQ Penglin	鹏霖	31480094	31	Wheat, cereals (cereals), plants, live fish, live poultry, fresh fruits, fresh vegetables, strains, feed, brewing malt

11	CQ Penglin	鹏霖	31474511	32	Beer, wort (fermented into beer), juice, tomato juice (beverage), non-alcoholic beverages, non-alcoholic cider, ebony juice (alcohol-free), bean juice, almond syrup, powder for sparkling beverages

12	CQ Penglin	鹏霖鲜生活	29886736	35	Post advertisements, find sponsorships, import and export agents, sell for others, provide online market for buyers and sellers of goods and services, franchise business management, personnel management consulting, computer database information systemization, drawing bills, accounting statements, medical supplies retail Or wholesale service

13	CQ Penglin		29100909	35	Posting advertisements to provide online marketplaces for buyers and sellers of goods and services, looking for sponsorship, marketing for others, retail or wholesale services for medical supplies, business management for franchising, computerized database information, personnel management consulting, billing, account statements, Import and export agent

We have submitted applications for the following trademarks in the PRC. We cannot guarantee you that all the application will be approved.

No.	Applicant	Trademark	Application Number	Category	Application Date
1	CQ Penglin	鹏霖	31457719	16	June 11, 2018

2	CQ Penglin	鹏霖	31462411	33	June 11, 2018

3	CQ Penglin	鹏霖	31462446	40	June 11, 2018

4	CQ Penglin	鹏霖鲜生	31462701	31	June 11, 2018

5	CQ Penglin	鹏霖鲜生	31462713	35	June 11, 2018

6	CQ Penglin	鹏霖	31467098	43	June 11, 2018

7	CQ Penglin	鹏霖鲜生	31469596	29	June 11, 2018

8	CQ Penglin	鹏霖	31470642	44	June 11, 2018

9	CQ Penglin	鹏霖	31474545	35	June 11, 2018

10	Xiangtai Cayman	32553027	29	July 28, 2018

11	Xiangtai Cayman	32552293	29	July 28, 2018

12	Xiangtai Cayman	32551279	30	July 28, 2018

13	Xiangtai Cayman	32550147	30	July 28, 2018

14	Xiangtai Cayman	32549724	31	July 28, 2018

15	Xiangtai Cayman	32548992	31	July 28, 2018

16	Xiangtai Cayman	32551408	35	July 28, 2018

17	Xiangtai Cayman	32551412	35	July 28, 2018

18	Xiangtai Cayman	32550941	39	July 28, 2018

19	Xiangtai Cayman	32550945	39	July 28, 2018

20	Xiangtai Cayman	32551438	40	July 28, 2018

21	Xiangtai Cayman	32549762	40	July 28, 2018

22	Xiangtai Cayman	32549935	44	July 28, 2018

23	Xiangtai Cayman	32550957	44	July 28, 2018

Domain

We have the right to use the following domain registrations issued in the PRC.

No.	Domain Name	Owner
1	plinfood.com	Penglin
2	plinfood.top	Penglin
3	plinfood.cn	Penglin
4	plinfood.cc	Penglin

Real Property

Purpose	Duration of Land Use	Address	Space (square meters)	Ground Floor Area	Purpose
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building A, Fulin, Chongqing	113.45		Processing area, freezer
Office	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building B, Fulin, Chongqing	752.77		Office
Residential	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building C, Floor 1, Fulin, Chongqing	1,057.54		Staff dormitory
Residential	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building G, Fulin, Chongqing	16.28	6,814.4	Staff dormitory
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building H, Fulin, Chongqing	61.17		Processing area, freezer
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building K, Fulin, Chongqing	161.32		Processing area, freezer
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building L, Fulin, Chongqing	2,807.06		Processing area, freezer
Industrial	October 9,2009 to August 23,2059	Dafuosi Industrial Develpoment Zone 2, Disctrict No. 5, Dingping Town South, Linshui, Sichuan Province	8,498.7	26,837	Slaughterhouse

Equipment

For the year ended June 30, 2019, we had $677,387 depreciation expense. As of June 30, 2019, the total value of property, plant and equipment was $4,549,212. For the year ended June 30, 2018, we had $529,442 depreciation expense. As of June 30, 2018, the total value of the property, plant and equipment was $3,962,455.

Lease commitment

Lease Term	Address	Space (square meters)	Monthly Rent (RMB)	Purpose
July 2, 2015 to July 15, 2020	Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing	172.75	9,000	Office
Renew monthly	Zhoujia Courtyard, Huayan Town, Yunfeng Village, Jiuzhoupo District, Chongqing	1,400	10,000	Processing area
May 20, 2017 to May 20, 2020	30 Changjiang No.1 Road, 1-7-2, Chongqing	179.9	2,500	Employee’s dormitory
June 1, 2018 to June 2, 2020	No. 279, 3-1, Hongshan Village		1,380	Employee’s dormitory
August 18, 2017 to February 18, 2028	B2, No.96 and No.98 Jinhe Road, Beibei District, Chongqing	3,560	56,960	Grocery store (1)
November 1, 2017 to October 30, 2026	18-1, Unit 2, No.55 Chongqing Village, Yuzhong District, Chongqing	3,019.15	104,200	Grocery store
September 9, 2019 to September 8, 2024	55 Chongqing Village, Building 2, Unit 19-1, 19-2 and 19-3	418	20,000	Office
May 26, 2019 to May 25, 2020	30 Changjiang No.1 Road, Unit 1-8-5	87.4	1,500	Employee’s dormitory

(1)	This lease has been suspended due to landlord’s failure to meet the fire safety requirement. The Company is not currently paying rent under this lease.

The above operating lease commitments are summarized as follows.

Twelve months ending June 30,	Minimum lease payment
2019	$234,291
2020	233,339
2021	239,767
2022	248,205
2023	256,677
Thereafter	519,321
Total minimum payments required (1)	$1,731,600

(1)	Current lease commitment table excludes an existing lease entered by CQ Pengmei in August 2017 due to fire safety requirement not being met by the landlord for which the Company has temporarily stopped operation in August 2018. Per our PRC counsel, it is more than probable that the Company does not require to fulfill the remaining term of such lease contract.

Our Employees

Department	Number of Employees	% of Total
Management	6	3.4%
Marketing and Sales	121	68.0%
Administrative	18	10.1%
Procurement	10	5.6%
Processing	22	12.4%
Warehouseman	1	0.1%
Total	178	100%

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China and according to local government’s requirements, we participate in various employee social security plans that are organized by local governments. We pay social insurance for some of our employees, covering all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance.

Legal Proceedings

We have been involved in the following legal proceedings:

Yunyang Minyu Micro-Loan Co., Ltd. v. Hunan Huade Food Co., Ltd. & Chongqing Mingwen Food Co., Ltd. & Chongqing Penglin Food Co., Ltd. & Guang’an Yongpeng Food Co., Ltd. & Mingwen Wang

On May 16, 2016, CQ Mingwen, CQ Penglin, GA Yongpeng and Mingwen Wang (together, the “Guarantees”) entered into a guarantee contract (the “Guarantee Contract”) with Yuanyang Minyu Micro-Loan Co. Ltd (the “Lender”), a PRC company, for a term from May 16, 2016 to May 15, 2018, to guarantee an unpaid principal of RMB 2,000,000 plus interest based on a Loan Contract between the Lender and Hunan Huade Food Co., Ltd. (the “Borrower”) dated May 26, 2014. Under the Loan Agreement, the Lender agreed to lend the Borrower RMB 5,000,000 (the “Loan”). The Borrower agreed to pay interest at a monthly rate of 1.8% to the Lender and to repay the principal on or before September 25, 2014 (the “Due Date”). An additional default fine of at a monthly rate of 0.9% would apply to any amount that was not repaid on or before the Due Date. The Borrow failed to repay the principal and interest. The Lender filed a civil lawsuit against the Lender and the Guarantees. On April 27, 2018, Chongqing Second Intermediate People’s Court made a final civil judgement (the “Judgment”), concluding:

(1) The Loan Contract and the Guarantee Contract are true and valid. The Borrower should repay the outstanding principal of RMB 1,096,181.02, plus interest at a monthly rate of 2.0% from November 17, 2016 to the payoff date, and the default fine (collectively, the “Debt”) within 10 days after the Judgment came into effect. If the Borrower failed to repay within 10 days, a monthly interest rate of 4% would apply form the 11th day from the Judgment came into effect to the payoff date to the Lender.

(2) The Guarantees should undertake joint and several guarantee liability for the repayment of the Debt.

(3) The Borrower and the Guarantees should also jointly pay the litigation cost of RMB 25,930.

On July 4, 2018, the Lender and the Guarantees entered into an Agreement (the “Agreement”) under the mediation of the People’s Court of Yunyang, based on which the Guarantees should (i) pay RMB 500,000 (the “First Payment”) to the Lender before July 15, 2018, (ii) pay RMB 500,000(the “Second Payment”) to the Lender before September 30, 2018, and (3) pay the rest principal, interest and default fine (the “Third Payment”) before November 30, 2018. The People’s Court of Yunyang agreed to release the Guarantees’ frozen bank accounts after the Guarantees paying off the First Payment.

On July 12, 2018, Mr. Mingwen Wang agreed to waive the liabilities of CQ Mingwen, CQ Penglin, GA Yongpeng and personally become responsible for all three payments.

On July 13, 2018, CQ Penglin, one of the Guarantees, made the First Payment to the Lender on behalf of Mr. Mingwen Wang. The People’s Court of Yunyang released the Guarantees’ bank accounts accordingly. On October 27, 2018, CQ Penglin, one of the Guarantees, made the Second Payment to the Lender on behalf of Mr. Mingwen Wang.

In June 2019, CQ Pinglin paid off all the remaining balance to the Lender on behalf of Mr. Mingwen Wang. On June 21, 2019, Yunyang County People’s Court issued a notice announce that the case has been closed.

Chongqing Puluosi Small Mortgage Co., Ltd. v. Chongqing Penglin Food Co., Ltd.

On January 2, 2018, CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. (“PLS”) entered into a loan agreement (the “PLS Loan Agreement”), pursuant to which PLS agrees loan CQ Penglin RMB 20,000,000 (the “PLS Loan”) for a term of one year with annual interest rate of 12% and penalty of 50% of the interest due.

On the same day, GA Yongpeng, Zeshu Dai and her husband, Mingwen Wang, signed a guarantee agreement with PLS, guaranteeing the PLS Loan.

On April 8, 2019, PLS filed a civil complaint, requesting a repayment of RMB 10,000,000 of principal with RMB 183,333.33 of interest and penalty since November 14, 2018 until the pay-off date (the “Debt”).

CQ Penglin defensed that pursuant to a supplement agreement executed by PLS, CQ Penglin and other parties in May 2017 and a power of guarantee executed by GLP Finance Leasing (Shanghai) Co., Ltd. (“GLP”), an affiliate of PLS, the Debt should be escrowed in the account under the control of Chongqing Bentong Technology Co., Ltd. (“Chongqing Bentong”), designated by GLP, as a guarantee. When the PLS Loan expired, Chongqing Bentong should wire back the Debt to Penglin which should be used to repay PLS. However, CQ Penglin has not received the Debt from Chongqing Bentong as of today and therefore did not repay the Debt to PLS.

In June 2019, PLS filed another compliant against CQ Penglin, GA Yongpeng, Mingwen Wang and Zeshu Dai requesting repayment of RMB 20,000,000 of principal and an interest and penalty until the pay-off date (the “Second Debt”). PLS also applied for a pre-trial security deposit of RMB 21,000,000 or other assets of Penglin or Yongpeng as collateral to secure the Second Debt. The Chongqing First Intermediate Court issued an Executive Order on May 16, 2019, according to which seven real properties of CQ Penglin (June 6, 2019 to June 5, 2021) and one real property of Yongpeng (June 4, 2019 to June 3, 2021) were restricted from sale or transfer, and one of CQ Penglin’s accounts at Chongqing Branch of Industrial Bank Co., Ltd. (“Industrial Bank”) has been frozen (June 6, 2019 to June 5, 2020). The Company settled the renewal term of these loans with the lender in September 2019. According to the renewal terms, the Company repaid $116,503 (RMB 800,000) in September 2019. Among the remaining balance, $101,940 (RMB 700,000) will be due by the end of October 2019 in which RMB 200,000 has been paid off on October 28, 2019,, $728,141 (RMB 5,000,000) will be due on December 1, 2019, $728,141 (RMB 5,000,000) will be due on March 31, 2020, and $3,131,007 (RMB 21,500,000) with interests will be due on August 30, 2020.

Du Guangzhen v. Chongqing Penglin Food Co., Ltd. & Shangshe Xinshiji Department Store Chain Operation Co.

On January 14, 2019, Du Guangzhen (“Ms. Du”) sued Chongqing Tian Xing Qiao Store of Shangshe Xinshiji Department Store Chain Operation Co., Ltd. for injury occurred during working time (“Injury Lawsuit”). On March 20, 2019, Chongqing Shapingba District People’s Court issued a notice to require CQ Penglin to attend the Injury Lawsuit. On April 24, 2019, CQ Penglin issued a jurisdiction objection petition to Chongqing First Intermediate People's Court. Ms. Du is under injury forensic examination. As of the date of the report, neither court has set a trial date for this case.

Li Yong v. Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. & Guang’an Yongpeng Food Co., Ltd.

On May 7, 2018, Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”), GA Yongpeng and Li Yong (“Mr. Li”) signed an agreement (the “FYS Agreement”), according to which, FYS Supermarket is to buy supermarket equipment owned by Mr. Li, for total contract price of approximately RMB 1.8 million. FYS Supermarket paid Li Yong RMB 100,000 upon signing the FYS Agreement and the remaining RMB 1.7 million should be paid before October 18, 2018 according to the Agreement. If FYS Supermarket failed to pay on time, it is subject to a 1.5% monthly interest. GA Yongpeng served as the guarantor for FYS Supermarket in the FYS Agreement.

Subsequently, Chongqing Yangshida Real Estate Development Co., Ltd. (“Yang Shi Da”) contacted FYS Supermarket, providing a leasing agreement (the “Lease”) between Yang Shi Da and Mr. Li dated July 4, 2017, claiming that all the facilities and equipment sold by Mr. Li to FYS Supermarket belonged to Yang Shi Da, and Mr. Li only is not legally entitled to sell those facilities and equipment. Accordingly, Yang Shi Da advised FYS Supermarket to hold any payment to Mr. Li for the transfer of facilities and equipment. Yang Shi Da also agreed that the facilities and equipment can be used by FYS Supermarket for free. After FYS Supermarket suspended the payment, Mr. Li filed for pretrial property preservation with the court, requesting the court to freeze the bank deposits of Wang Mingwen, FYS Supermarket and GA Yongpeng totaling RMB 2 million or other corresponding value properties. The court ruled on November 6, 2018 and preserved RMB 42,920.92 deposit of GA Yongpeng in its bank account. Later, Mr. Li filed a complaint to the court, requesting FYS Supermarket to pay RMB 1,805,000 and GA Yongpeng to assume joint liability.

On March 18, 2019, FYS Supermarket and GA Yongpeng counter-sued Mr. Li to revoke the FYS Agreement on the grounds that Mr. Li made fraudulent and misleading statement, because the facilities and equipment he transferred were not legally owned by him. On March 21, 2019, FYS Supermarket and GA Yongpeng applied to the court to suspend Mr. Li 's lawsuit against them.

As of the date of this annual report, the court has not held a trial.

Wang Hongqian & Chen Yonghong v. Chongqing Pengmei Supermarket Co., Ltd. v. Zhou Hong & Liu Qingfu

On December 27, 2018, Wang Hong Qian sued Chongqing Pengmei Supermarket Co., Ltd. (“Pengmei’) on housing lease dispute to seek a total of RMB40,000 as a returned rent and liquidated damages. On January 2, 2019, Chen Yonghong also sued Pengmei on housing lease dispute to seek a total of RMB110,000 as a returned rent and liquidated damages. On January 17, 2019, Chongqing City Beibei District People’s Court (“Beibei Court”) heard the case and ordered both parties to furnish additional evidence before judgement. After this hearing, Pengmei asked to add Zhou Hong and Liu Qingfu, the original leasers who breached the lease agreement with Pengmei first, as a third party to this case. Currently, Beibei Court has not issued any verdict or judgement on the request of Pengmei.

On December 27, 2018, Zhou Hong and Liu Qingfu sued Pengmei for RMB 797,440 with interests as unpaid rent with liquidated damages and RMB 10,000 the use of a transformer. On May 13, 2019, Beibei Court heard the case and ordered both parties to supplement to evidence. On June 18, 2019, during the second hearing, Pengmei counterclaimed Zhouhong and Liu Qingfu breached the lease agreement first and asked for a total compensation of RMB 2,106,813. Currently, Beibei Court is waiting for the result of forensic examination on damage requested by Pengmei to issue verdict or judgement.

On October 29, 2019, Peimei paid Wang Hongqian RMB 3,220 as the returned rent. On October 29,2019, Wang Hongqian provided the lawsuit withdraw application with Beibei Court which approved by a civil verdict on the same day.

On January 2, 2019, Chen Yong Hong sued CQ Pengmei Supermarket Co., Ltd. (“Pengmei’) on housing lease dispute to seek a total of RMB110,000 as a returned rent and liquidated damages. On January 17, 2019, Chongqing City Beibei District People’s Court (“Beibei Court”) heard the case and ordered both parties to furnish additional evidence before judgement. After this hearing, Pengmei asked to add Zhou Hong and Liu Qingfu, the original leasers who breached the lease agreement with Pengmei first, as a third party to this case. Currently, Beibei Court has not issued any verdict or judgement on the request of Pengmei.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Laws and Regulations Relating to Hog Production and Slaughtering

Animal Epidemic Prevention Requirement

According to the Animal Epidemic Prevention Law of the PRC, which were promulgated by the Standing Committee on July 3, 1997, amended on August 30, 2007 and June 29, 2013, and became effective on January 1, 2008, and Censoring Measures on Conditions for Animal Epidemic Prevention, building an animal breeding farm (small breeding plot) or isolation place, animal slaughtering and processing house, or a place where animals and animal products are given innocuous treatment requires the Certificate of Conformity to the Conditions for Animal Epidemic Prevention from the administrative department for veterinary medicine. Before slaughtering, selling or transporting animals, or selling or transporting animal products, the owner shall submit an application to the local animal health supervision institution for quarantine. Quarantine Certificates will be issued for and quarantine marks will be attached to the animals and animal products that have passed the quarantine. Measures for the Administration of Animal Quarantine, which were promulgated by the MOA on January 21, 2010 and became effective on March 1, 2010, further provide that an examination must be conducted by local authorities on animal-related products, and an Animal Quarantine Certificate must be obtained before distributing such products.

Veterinary Drugs Supervision

According to Regulations on Administration of Veterinary Drugs, which were promulgated by the State Council on April 9, 2004 and became effective on November 1, 2004, it is prohibited to add in animal feedstuffs or drinking water any hormonal drug or other prohibited drugs specified by the administrative department for veterinary medicine under the State Council, administer human medicine to animals, or to sell animal food products that contain illicit drugs or in which the residual amount of veterinary drugs exceeds the limits. The drugs prohibited to be added in animal feedstuffs or drinking water are listed in detail in the List of Drugs Forbidden to be Used in Feeds or Drinking Water of Animals co-promulgated by the MOA, the Ministry of Health, and the State Food and Drug Administration (formerly known as “State Drug Administration”) on March 21, 2002.

Hog Slaughtering Requirement

According to Regulations on Administration of Hog Slaughtering, which were promulgated, amended by the State Council on December 19, 1997 and December 19, 2007, respectively, and became effective on August 1, 2008, and Implementing Measures for Regulations on Administration of Hog Slaughtering, the PRC government implements a system that requires hogs to be slaughtered by designated hog slaughtering plants (houses) and quarantined in a centralized manner. The governments of prefecture-level cities are responsible for issuing the permits and signboards of designated hog slaughtering plants (houses) to the designated plants. A designated hog slaughtering plant (house) is required to:

(1)	have a source of water supply that is commensurate with the operation scale of the slaughter and meet the standards for water quality set by the national government authorities;

(2)	have stand-by slaughter rooms, slaughter rooms, emergency slaughter rooms, hog slaughter equipment and means of transportation which conform to the requirements prescribed by the national government authorities;

(3)	have the technical staff for hog slaughter who have obtained health certificates;

(4)	have qualified meat product quality inspectors;

(5)	have inspection equipment and sterilization facilities that conform to the requirements prescribed by the government, and the facilities for pollution prevention and control that conform to the environmental protection requirements;

(6)	have the facilities for innocuous disposal of diseased hogs and hog products derived therefrom; and

(7)	obtain a qualification certificate of animal epidemic prevention.

A designated hog slaughtering plant (house) is required to establish a stringent inspection system controlling meat product quality. Inspection of meat product quality must be carried out simultaneously with hog slaughtering, and the inspection results must be recorded truthfully. The records of inspection results must be retained for at least two years. Hog products of a designated hog slaughtering plant (house) shall not leave the plant (house) before they have undergone the inspection process or if they fail such inspection.

Under the above-mentioned laws and regulations, livestock and poultry labels and codes for breeding farms for livestock and poultry and permits and signboards for designated hog slaughtering plants (houses) for hog slaughtering plants (houses) as well as a Certificate of Conformity to the Conditions for Animal Epidemic Prevention are required. Operators are also required to abide by the relevant requirements with respect to the operation of breeding farms and designated hog slaughtering plants. Violation of these requirements or failure to obtain relevant permits would lead to a series of penalties, including confiscation of the products, instruments and earnings, imposition of fines, revocation of the permits, and/or even criminal liabilities.

Laws and Regulations Relating to the Food Industry in General

Food Safety in General

According to the Food Safety Law of the PRC (the “Food Safety Law”), which was promulgated by the Standing Committee on February 28, 2009 and became effective on June 1, 2009, and the Implementing Regulations for the Food Safety Law of the PRC, which were promulgated by the State Council on July 20, 2009 and became effective on the same day, the quality supervision authorities and the industry and commerce administration authorities under the State Council are responsible for supervising and administering food production and distribution, respectively. The public health authority under the State Council is responsible for the formulation and publication of national food-safety standards. The Food Safety Law and its implementing regulations require:

(1)	food producers and distributors to apply for the food production licenses and food distribution licenses, respectively, provided that a food producer who has obtained a food production licenses does not need to obtain a food distribution license for selling the food produced by it at its production facilities;

(2)	food production and operation to comply with food-safety standards and certain other requirements. Food producers shall not purchase or use raw food materials, food additives or food related products which do not meet food-safety standards;

(3)	each food producer or trader to establish and implement a personnel health management system. Each worker who engages in food production or trading worker is required to take a physical examination each year and obtain health certificate prior to working;

(4)	food producers to check the licenses and food eligibility certification documents of their suppliers before purchasing raw food materials, food additives and food-related products from them. Each food production enterprise shall establish a procurement check record system and a food ex-factory check record system and ensure the records are authentic and retained for at least two years; and

(5)	the packages of pre-packed food to bear labels. The labels shall state matters including the name, specifications, net content, date of production, list of ingredients or components, producer’s name, address and contact information, shelf life, product standard code, storage conditions, the general name of the food additives used in the national standards, category number of the food production license, and other content acquired by laws, regulations or food safety standards.

The PRC has established a food recall system. When a food producer finds that the food produced by it does not comply with food safety standards, it shall immediately stop production, recall the food on the market, notify the relevant producers, traders and consumers, and record the recall and notification. When a food trader finds that the food traded by it does not comply with food safety standards, it shall immediately stop trading such food, notify the relevant producers, traders and consumers, and record the cessation of trading and the notification. The food producers shall take measures to safely recall and destroy the affected food, and report the recall and treatment of the recalled food to the quality supervision authority at or above the county level. Where the food producers or traders fail to recall or stop producing or trading the food which are not in compliance with food safety standards under Article 53 of the Food Safety Law, the quality supervision, administration for industry and commerce, food and drug supervision and administration authorities at or above the county level shall order them to recall or stop production or trading.

In the event of any breach of the Food Safety Law, relevant authorities may confiscate any illegal gains and food products, issue warnings and impose rectification orders and monetary penalties ranging from two to ten times the value of the illegal products, as well as revoke the food safety certificate and impose criminal liability in severe cases.

Food Production License

In accordance with Measures for the Administration of Food Production Licensing, which were issued by General Administration of Quality Supervision, Inspection and Quarantine of the PRC (the “GAQSIQ”) on April 7, 2010 and became effective on June 1, 2010, no enterprise shall engage in food production activities without a Food Production License or engage in any food production activities outside the scope set forth in the Food Production License, and no foods can be sold without bearing the serial number or mark of the Food Production License.

The Implemental Rules on the Supervision and Administration of the Quality Safety of Food Production and Processing Enterprises (Provisional), which were issued by the GAQSIQ on September 1, 2005 and became effective on the same day, adopts a market admittance system relating to food quality and safety. Enterprises that produce or process food shall maintain necessary production conditions to guarantee the food quality and safety, and obtain the Production Licenses for Industrial Products in accordance with relevant procedures. No food products may be distributed into the market without passing the inspection and being stamped with the market admittance symbols.

According to the Regulations on the Administration of Production Licenses for Industrial Products of the PRC, which were promulgated by the State Council on July 9, 2005 and became effective on September 1, 2005, and the Implementing Measures for Regulations on the Administration of Production Licenses for Industrial Products of the PRC, which were issued by the GAQSIQ on September 15, 2005, became effective on November 1, 2005 and were amended on April 21, 2010, the PRC implements a production license system in respect of the manufacturing of important industrial products, including meat, beverage, rice, wine and other food directly affecting human health.

Food Distribution Permits

According to the Measures for the Supervision and Administration of Food Safety in the Distribution Sector and the Administrative Measures for Food Distribution Permits both issued by State Administration for Industry and Commerce (the “SAIC”), the administrative authority for industry and commerce is responsible for supervising and administering food safety in the distribution sector. Operators that engage in the food distribution business are required to acquire Food Distribution Permits before applying for business licenses. A Food Distribution Permit is valid for three years and may be renewed by filing an application within 30 days prior to the expiration date.

Under the above-mentioned laws and regulations relating to food production and food distribution, a Food Production License is required for operating a food production business and a Food Distribution Permit is required for operating a food distribution business. In addition, the laws and regulations require that operations comply with various requirements relating to food safety. Non-compliance may lead to a series of penalties, including warnings, monetary penalties, confiscation of illegal gains, revocation of the certificates, and/or even criminal liabilities.

Laws and Regulations Relating to Product Quality

The Product Quality Law of the PRC

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993, became effective on September 1, 1993, and was subsequently amended on July 8, 2000, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of the persons and property, the relevant authority will order such person to suspend the production or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license in severe cases. Where the activities constitute a crime, the offender will be prosecuted.

The Agricultural Products Safety Law of the PRC

According to the Agricultural Products Quality Safety Law of the PRC, which was promulgated by the State Council on April 29, 2006 and became effective on November 1, 2006, producers of agricultural products shall use chemical products reasonably and avoid contaminating agricultural production sites. Agricultural producers shall also ensure that the preservatives, additives and other chemicals used in the process of the packaging, preservation, storage and transportation of agricultural products shall conform with the relevant mandatory technical specifications set by the State.

Product Liabilities

Manufacturers and distributors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on 1 January 1987, and the Law on the Protection of Consumer Rights and Interests of the PRC, which was promulgated on October 31, 1993, became effective on January 1, 1994 and was amended on August 27, 1999 and October 25, 2013, the manufacturers and distributors will be held liable for losses and damages suffered by consumers caused by the defective products manufactured or distributed by them.

Under the above-mentioned laws and regulations, we are required to ensure that products which we produce and sell meet the requirements for safeguarding human health and ensuring human and property safety. Failing to do so will lead to a series of penalties, including the suspension of production and sale, confiscation of the products and earnings, imposition of fines, revocation of business licenses, and/or even criminal liabilities. In addition, if the products cause personal injuries or other form of torts, the manufacturers and distributors of the products may be subject to tort liability.

Laws and Regulations Relating to Transportation

According to Regulations on Road Transportation of the PRC, which were promulgated by the State Council on April 30, 2004 and became effective on July 1, 2004, an enterprise that engages in freight transportation business is required to, among other things:

(1)	have vehicles that are commensurate with its operations and have passed relevant tests;

(2)	have drivers who meet the requirements specified in Article 23 of these Regulations; and

(3)	maintain a sound work safety management system.

Enterprises that engage in the freight transportation business are required to obtain road transportation operator licenses before operating transportation business. Enterprises that engage in the freight transportation business are also required to maintain good condition of and inspect the transporting vehicles regularly. Violation of these rules or failure to obtain road transportation operator licenses before commencing operations will lead to a series of penalties, including confiscation of earnings, imposition of fines or even revocation of the licenses.

Laws and Regulations Relating to Environmental Protection and Water-Drawing

Environmental Protection

According to the Environmental Protection Law of the PRC, which was promulgated and became effective on December 26, 1989, entities that cause environmental pollution and other public hazards must incorporate environmental protection work into their plans, establish an environmental protection responsibility system, and adopt effective measures to prevent and control pollution and other environmental harms caused to the environment by waste gases, wastewater, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of the production, construction or other activities. In addition, entities that discharge pollutants must register with the relevant environmental protection authorities.

On November 29, 1998, the State Council promulgated the Regulations on the Administration of Environmental Protection of Construction Project. On October 28, 2002, the Standing Committee approved the Law on Appraising of Environment Impact of the PRC which became effective on September 1, 2003. According to the aforesaid laws, the construction units responsible for the construction projects must submit corresponding environmental impact appraisal documents to the relevant administrative departments of environmental protection for examination and approval and obtain approvals from such administrative departments of environmental protection before they commence construction. Environmental protection facilities shall be designed, built and commissioned together with the whole construction project. No permission shall be given for a construction project to be commissioned until its environmental protection facilities have been examined and assessed and determined to be up to standard by the relevant department of the environmental protection administration that is responsible for examining and approving the environmental impact statement of the applicant.

Pursuant to the requirements under the amended Law on Prevention of Water Pollution of the PRC, which became effective as of June 1, 2008, the amended Law on Prevention of Air Pollution of the PRC, which became effective as of September 1, 2000, and Administrative Regulations on Levy and Utilization of Sewage Charge, which became effective as of July 1, 2003, enterprises which discharge water or air pollutants must pay discharge fees based on the types and volumes of the pollutants discharged. The discharge fees are calculated by the local environmental protection authority, which will review and verify the types and volumes of pollutants discharged. In addition, the Law on Prevention and Control of Environmental Noise Pollution of the PRC, which was promulgated on October 29, 1996, regulates the prevention and control of noise pollution. Under the amended Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC, which became effective as of April 1, 2005 and was amended on June 29, 2013, entities and individuals that collect, store, transport, utilize or dispose of solid waste must take precautions against the spread, loss and leakage of such solid waste and adopt other measures to prevent solid waste from polluting the environment.

The Administrative Measures on the Prevention and Cure of Pollution Caused by Breeding of Livestock and Poultry set out the requirements for the prevention and ratification of pollution caused by or contaminants emitted during the breeding of livestock and poultry. In the event of violation of such administrative measures, the relevant authorities of environment protection can impose orders to stop by production and to rectify the violation.

Under the above-mentioned laws and regulations, we are required to abide by various provisions regarding the environmental protection and prevention of pollution. We are required to complete the environmental impact evaluation process prior to commencing a construction project. We are also required to obtain discharge permits and pay discharge fees for the discharge of pollutants. Failing to comply with environmental protection laws and regulations would subject us to a range of penalties varying from warnings, fines and suspension of the production or operation to other administrative sanctions, depending on the degree of damage or adverse consequences. The responsible person of the breaching entity may be subject to criminal liabilities for serious breaches which result in significant damages to private or public property or personal injury or death.

Water-drawing Laws and Regulations

According to the amended Water Law of the PRC, which was promulgated by the Standing Committee on January 21, 1988, amended on August 29, 2002 and became effective on October 1, 2002, any entities and individuals that draw water directly from rivers, lakes or underground shall apply to the water administrative departments or the drainage management departments for a Water-Drawing Permit and pay water resource fees in order to obtain water-drawing rights in accordance with the national water-drawing permit system and the water resource fee system. Failure to comply with these provisions would result in the fines or even revocation of the Water-Drawing Permits.

Laws and Regulations Relating to Property

The Land Administration Law of the PRC was promulgated by the Standing Committee on June 25, 1986, became effective on January 1, 1987 and was amended on December 29, 1988, August 29, 1998 and August 28, 2004. The Regulations for the Implementation of the Land Administration Law of the PRC were promulgated by the State Council on December 27, 1998 and became effective on January 1, 1999 (collectively, the “Land Administration Law”). Under the Land Administration Law, the national government implements a land registration and certification system. Lawfully registered land ownership and land use rights are protected by law and may not be infringed upon by any units or individuals.

Laws and Regulations Relating to Labor and Social Security

Employment Contracts

Pursuant to the Labor Law of the PRC, which was promulgated on July 5, 1994 and became effective on 1 January 1995, and the Labor Contract Law of the PRC, which became effective on 1 January 2008 and was amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or entities on one hand and the laborers on the other hand.

Employee Funds

As required under the Regulation of Insurance for Labor Injury, implemented on January 1, 2004, the Provisional Measures for Maternity Insurance of Employees of Corporations, implemented on January 1, 1995, the Decisions on the Establishment of a Unified Programme for Old-Aged Pension Insurance of the State Council, issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Programme for Urban Workers of the State Council, promulgated on December 14, 1998, the Unemployment Insurance Measures, promulgated on January 22, 1999, and the Social Insurance Law of the PRC, implemented on July 1, 2011, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. Enterprises must apply for social insurance registration with local social insurance agencies and pay premiums for their employees. If an enterprise fails to pay the required premiums on time or in full amount, the authorities in charge will demand the enterprise to settle the overdue amount within a stipulated time period and impose a 0.05% overdue fine. If the overdue amount is still not settled within the stipulated time period, an additional fine with an amount of three to five times of the overdue amount will be imposed.

According to the Regulation on Management of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999, became effective on the same day and was amended on March 24, 2002, enterprises must register with the competent managing center for housing funds and, upon the examination by such managing center of housing fund, complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Employers are required to contribute, on behalf of their employees, to housing accumulation funds. The payment is required to be made to local administrative authorities. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Laws and Regulations Relating to Occupation Safety

The Production Safety Law of the PRC, (the “Production Safety Law”), which was promulgated by the Standing Committee on June 29, 2002, amended on August 27, 2009 and became effective on November 1, 2002, requires production entities to meet the relevant legal requirements, such as providing their staff with training and handbooks on production safety and providing safe working conditions in compliance with relevant laws, rules and regulations.

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Fortunes Capital HK and Keen Point, our Hong Kong subsidiaries, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Xiangtai WFOE, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations on Dividend Distribution

Under our current corporate structure, China Xiangtai Food Co., Ltd. may rely on dividend payments from Xiangtai WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2019, 2018 and 2017 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

We are a meat processing company that has operations across key sectors of the industry value chain involving processing of meat products. We are engaged in slaughtering, processing, packing, and selling various processed meat products. We are committed to providing consumers with high-quality, nutritious and tasty products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standard in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in the People’s Republic of China (the “PRC” or “China”).

Our key operating revenues are driven by two type of markets: 1) supermarket and grocery store revenues and 2) farmers’ market revenues. Our supermarket and grocery revenues are mainly driven from a grocery store we own and four supermarkets or hypermarkets (collectively as “supermarkets” herein) that we have cooperation with, where these supermarkets would provide us with store spaces in the supermarkets to put our fresh killed meats and processed marinated fresh meats products in designated counters for purchase. Our famers’ market revenues are mainly driven from our hog production which we purchase live hogs for slaughtering and sell them to wholesale distributors or individual sellers that will ultimately sell them in farmers’ markets. We also separate out the hogs’ byproduct, such as hog hair, hog blood, hog intestines, hog feet and hog heads and sell them separately to the wholesale distributors or individual sellers.

Our fresh killed meat and processed marinated meat products have entered some of the large supermarkets in the city of Chongqing and Sichuan province, such as Chongqing New Century, Sichuan Yonghui, Chongqing Fuyongsheng, Sichuan Weiye Century Hualian and so forth. On July 2, 2018, we acquired an entity that operates two grocery stores under common control of Ms. Zeshu Dai, our CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. One of the grocery stores temporarily stopped operation in August 2018 due to fire safety requirement not being met by the landlord and we filed a lawsuit against the landlord for the safety issues in connection with the store operating lease. The grocery store can be reopened once the court issues a judgment and the fire safety requirements are met. The acquisition price was at the carrying value of the stores for a total of approximately $0.9 million (RMB 5,949,052).

We own the only Level A slaughtering house, the highest rating available, in the county of Linshui, in the Sichuan province, approved and recognized by the Commercial Bureau of Sichuan. In China, only the fresh skilled hogs slaughtered at a Level A slaughtering house can be freely traded at any farmers’ market in China. We ensure that the live hogs that we purchase are originally from well-known big hog farms located in different cities in southern China and use an 80% automated standard modern line to slaughter, process and pack. Every live hog will be examined by the local Food Safety Administration (“FSA”) officers for illness at our slaughtering house before can be slaughtered and throughout the slaughtering process. Dead and ill hogs will be processed by a high-temperature method and buried as soon as discovered. In addition, the whole slaughtering process is also observed and regulated daily by the local FSA officers. Besides the modern slaughtering line, we have a full set of modern recycling system to reduce sewage and harmful waste to the lowest level as we care our environment as much as our business. All our fresh hog products sold at farmers’ market were produced and sold to our wholesale distributors or individual sellers on the same day, the wholesale distributors then resell them to contracted small distributors as soon as they received the products, and the small distributors and individual sellers resell to end buyers also on the same day to keep the freshness.

We have strict quality control systems in each process of our value chain, from production through sales and distribution. These objectives are grounded in our sustainability program, which focuses on key areas such as employee welfare, the environment, food safety and quality, helping communities and value creation. We foster a strong culture of innovation, which allows us to adapt to evolving consumer preferences. We have a proven track record of launching successful new products that help drive our revenue growth and increase our margins in each of our key markets. So far we have received many national or local honors, including "Honest and Trustworthy Seller", “Annual Sales Star”, “Best Partner,” and “First Place in Fresh Grocery” from New Century Department Store, “Industrial Leading Enterprise” from Chongqing City Fuling District government, “Vice President Entity” from Chongqing Tongchuan Chamber of Commerce. We won these awards and honors because we have had a close and successful working relationship with big supermarkets and department stores that we have effectively discharged our sales and marketing effort, and that we penetrated deep into the meat market in Chongqing City.

Key Factors that Affect Operating Results

PRC Pork Industry

The rapid growth of the PRC pork industry has been driven largely by robust economic growth, continued urbanization and rising disposable income. China is the largest pork production and consumption market in the world, comprising 47.92% and 50.06% of the global production and consumption markets respectively in 2016. Pork is deeply rooted in Chinese culture and diet, and comprised 60.0% of China’s meat consumption in 2016. Although PRC pork production volume has historically grown at a steady rate, a gap has consistently existed between the supply and demand of pork. Pork consumption is expected to grow at a comparatively faster compound annual growth rate (“CAGR”) of 3.08% compared to pork production with a CAGR of 3.01% from 2012 to 2018, leading to a widening supply shortfall. Therefore, it is expected that the volume of PRC pork imports will continue to rise.

The key drivers of the PRC pork industry can be analyzed in terms of demand and supply. The growing demand for fresh pork and packaged pork products is attributable to the rise in disposable income and living standards, continuing urbanization, expansion of middle class, the important role of animal protein in food consumption, the importance of pork as a source of animal protein and increasing demand for high quality and safe products. As a result of changing consumer behavior and growing demand, producers are experiencing accelerated industry concentration and a trend toward vertical integration.

The key drivers of the PRC pork industry have given rise to a number of key trends. In the fresh pork market, chilled fresh pork is expected to become a key product category, driven by its perceived higher quality. In addition, modern retailers in the PRC, such as supermarkets and hypermarkets, are expected to gradually increase in significance in food retail markets, especially in more developed urban areas, as a result of better hygiene and more comfortable environment compared to traditional farmers’ markets. Brand image is playing a more important role in the pork industry, particularly as it relates to the perception of better food safety and higher product quality. The demand for packaged pork products has increased, driven by the improvements in the PRC economy and greater influence of western dietary habits. Consumers are placing greater importance on product safety, nutrition, convenience and diversification, which can be better satisfied by packaged pork products.

If we are unable to sustain our higher qualify of products, or if our partnered supermarkets or hypermarkets are not able to keep up a better hygiene and more comfortable environment, or if we cannot keep up the perception of better food safety and higher production qualify of our brand image, or if our slaughtering house or our partnered supermarkets or hypermarkets failed any FSA inspections, it may materially reduce the demand for our products and may have a materially adverse effect on its business.

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.7% in 2013 to 7.4% in 2014, 6.9% in 2015, 6.7% in 2016, 6.5% in 2017 and 6.6% in 2018. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and may have a materially adverse effect on its business.

Key Factors

Our variable interest entity and our operating subsidiary are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; (d) changes in the Chinese government policy on livestock slaughtering licenses; (e) changes in the Chinese government policy on food industry; (f) breakout of livestock disease in the PRC, such as BSE, FMD and various strains of influenza. Unfavorable changes could affect demand for products that we sell and for products that we provide and could materially and adversely affect the results of operations.

We have contracts with major distributors that are selling our products to individual customers or small distributors from our hog production. Each of our slaughtered hogs is stamped with the FSA approval stamp after inspection and with the slaughtered house’s approval stamp, which states the name of the slaughtered house and its assigned code. After having these two stamps, FSA will issue an inspection approval certificate, and the slaughtered house will issue another inspection approval certificate. These two certificates go along with the fresh killed hog for anyone selling our fresh killed hog. Then fresh killed hog meat can be sold in markets. Our sales efforts focus on those wholesale distributors which place large recurring orders and present less credit risk to us. During the year ended June 30, 2019, we cooperated with 26 wholesale distributors as compared to 25 wholesale distributors during the year ended June 30, 2018 and 3 wholesale distributors during the year ended June 30, 2017.

Our supermarket sales provide a higher profit margin. To obtain the permission of selling our products at a supermarket, we need to compete with many other companies and we compete primarily on the basis of quality and price. If we are unable to compete successfully in our markets, our relative supermarket share and profits could be reduced. In addition, we have less bargain power with the supermarkets on operating charges.

Results of Operations

Years Ended June 30, 2019 vs. June 30, 2018

Revenues

Our revenues consist of supermarket and grocery store revenues and farmers’ market revenues. Total revenues increased by approximately $1.4 million, or 1.4%, to approximately $102.5 million for the year ended June 30, 2019, compared to approximately $101.1 million for the year ended June 30, 2018. The overall increase was primarily attributable to the increase of our supermarket and grocery store revenues as we purchased CQ Pengmei at the beginning of the year which offset by the decrease of farmers’ market revenues.

Supermarket and grocery store revenues increased by approximately $3.6 million, or 95.2%, to approximately $7.3 million for the year ended June 30, 2019, compared to approximately $3.7 million for the year ended June 30, 2018. On July 2, 2018 we acquired CQ Pengmei. During the year ended June 30, 2019, CQ Pengmei contributed approximately $3.9 million grocery store revenues.

Farmers’ market revenues decreased by approximately $2.1 million, or 2.2%, to approximately $95.2 million for the year ended June 30, 2019, compared to approximately $97.3 million for the year ended June 30, 2018. The African swine fever started to wildly spread in China in late October 2018, so the supply of hogs began to decrease. In addition, more sellers started to sell fresh killed fragrant hogs in the market during the year ended June 30, 2019, so we had to lower our unit selling price to be competitive.

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed regular hogs	$81,254,949	$80,788,494	$466,456	0.6%
Fresh killed Fragrant hogs	7,905,214	9,426,069	(1,520,855)	(16.1)%
Fresh hog byproducts	6,062,746	7,138,757	(1,076,011)	(15.1)%
Total farmers’ market revenues	$95,222,909	$97,353,320	$(2,130,411)	(2.2)%

Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed regular hogs (kg)	29,700,842	32,878,986	(3,178,144)	(9.7)%
Average selling price (per kg)	$2.74	$2.46	$0.28	11.3%

Revenues of fresh killed regular hogs increased by approximately $0.5 million, or 0.6%, to approximately $81.3 million for the year ended June 30, 2019, compared to approximately $80.8 million for the year ended June 30, 2018. The increase was primarily attributable to the increase of average selling unit price and partially offset by the decrease in quantity of fresh killed regular hogs sold.

During the year ended June 30, 2019, we sold 29,700,842 kg of fresh killed regular hogs as compared to 32,878,986 kg sold during the year ended June 30, 2018. The decrease in quantity sold of 3,178,144 kg or 9.7% during the year ended June 30, 2019 as compared to the same period in 2018 were mainly due to the African swine fever which started to wildly spread in China in late October 2018, so the supply of hogs began to decrease. Then starting from March 2019, the Chongqing government requires all local slaughtering houses can only purchase fresh hogs from Chongqing hog farms, which also decrease of the supply of hogs.

The average selling price increased from $2.46/kg during the year ended June 30, 2018 to $2.74/kg during the year ended June 30, 2019, an increase of $0.28/kg or 11.3%. The increase was mainly due to the supply drop of the fresh regular hogs. Due to the African swine fever which started to wildly spread in China in late October 2018 and the purchase control of Chongqing government, the supply of regular hogs began to decrease which drove up the unit selling price. We did not see a big decrease of fresh regular hog meat demands as the African swine fever has no effect on human health as this animal disease can be fully killed after high temperature. The increase was offset by the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 4.7%.

Our revenues from fresh killed fragrant hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed Fragrant hogs (kg)	1,678,375	1,629,225	49,149	3.0%
Average selling price (per kg)	$4.71	$5.79	$(1.08)	(18.6)%

During the year ended June 30, 2019, we sold 1,678,375 kg of fresh killed fragrant hogs as compared to 1,629,225 kg sold during the year ended June 30, 2018. The quantity sold increased 49,149 kg or 3.0% during the year ended June 30, 2019 as compared to the same period in 2018. We did not start our fresh killed fragrant hogs business until September 2017. Therefore, we sold more quantity during the year ended June 30, 2019 than the same period in 2018. In addition, we have a stable supply of fresh killed fragrant hogs from Chongqing suppliers and the African swine did not have a big influence on the supply of fresh killed fragrant hogs in Chongqing area.

The average selling price decreased from $5.79/kg during the year ended June 30, 2018 to $4.71/kg during the year ended June 30, 2019, a decrease of $1.08/kg or 18.6%. When we started our fresh killed fragrant hogs business, only a few sellers sell fresh killed fragrant hogs in the market. Therefore, we set a higher selling price for our fresh killed fragrant hogs. However, more sellers started to sell fresh killed fragrant hogs in the market during the year ended June 30, 2019, so we had to lower our unit selling price to be competitive. The decrease of unit average selling price also attributable to the depreciation of Chinese Renminbi against U.S. dollar of 4.7%.

Our revenues from fresh hog byproducts on numbers of set sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh hog byproducts (set)	327,888	353,917	(26,029)	(7.4)%
Average selling price (per set)	$18.49	$20.17	$(1.68)	(8.3)%

Fresh hog byproducts derived from the hog slaughtering process include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts decreased by approximately $1.0 million, or 15.1%, to approximately $6.1 million for the year ended June 30, 2019, compared to approximately $7.1 million for the year ended June 30, 2018. The decrease was primarily attributable to our decreased revenues of fresh killed regular hogs. We slaughtered 327,888 hogs during the year ended June 30, 2019 as compared to 353,917 hogs during the year ended June 30, 2018, which is 26,029 less hogs, or 7.4%. Each hog produces a set of byproducts, so less byproducts were produced in 2019 than the same period in 2018.

We sell regular hog byproducts and fragrant hog byproducts together at the same price, and sell the byproducts by set with one type of set composed of hog hair, hog blood, hog intestines and hog feet and the other type of set composed of hog heads only. We are connected with two byproducts local distributors, one exclusively purchase our hog heads and the other distributors purchase the remaining hog byproducts who are able to purchase all the byproducts that we produced and are able to resell these byproducts to small distributors or restaurants during the period. During the year ended June 30, 2019, the average selling price decreased from $20.17 during the year ended June 30, 2018 to $18.49, a decrease of $1.68/kg, or 8.3%.We did not increase our unit selling price after African swine fever’s spread because people tend to eat less hog byproducts for the healthy eating idea and lead to lesser demand of these byproducts and lower average selling price. The decrease of unit average selling price was also due to the depreciation of Chinese Renminbi against U.S. dollar of 4.7%.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $2.1 million, or 2.3%, to approximately $93.5 million for the year ended June 30, 2019, compared to approximately $91.4 million for the year ended June 30, 2018. Our total cost of revenues increased which was in line with the increase of total revenues.

Cost of supermarket and grocery store revenues increased by approximately $3.2 million, or 99.5%, to approximately $6.4 million for the year ended June 30, 2019, compared to approximately $3.2 million for the year ended June 30, 2018. Our cost of supermarket and grocery store revenues increased which was in line with the increase of supermarket and grocery store revenues as we have sold more products with the two new grocery stores that we acquired in July 2018, but one of which were temporarily closed since August 2018. The increase of the cost of supermarket and grocery store revenues was offset by the depreciation of RMB against U.S. dollar of 4.7%.

Cost of farmers’ market revenues decreased by approximately $1.1 million, or 1.2%, to approximately $87.2 million for the year ended June 30, 2019, compared to approximately $88.3 million for the year ended June 30, 2018. The decrease was mainly caused by the decreased volume at farmers’ markets, which was primarily attributable to the decreased revenues brought under the influence of the African swine fever.

Our cost of revenues from fresh killed regular hogs and byproducts are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed regular hogs	$76,997,355	$77,344,030	$(346,675)	(0.4)%
Fresh killed Fragrant hogs	5,263,496	5,268,695	(5,199)	(0.1)%
Fresh hog byproducts	4,911,737	5,646,198	(734,461)	(13.0)%
Total farmers’ market cost of revenues	$87,172,588	$88,258,923	$(1,086,335)	(1.2)%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed regular hogs (kg)	29,700,842	32,878,986	(3,178,144)	(9.7)%
Average production cost (per kg)	$2.59	$2.35	$0.24	10.2%

Cost of fresh killed regular hogs decreased by approximately $0.3 million, or 0.4%, to approximately $77.0 million for the year ended June 30, 2019, compared to approximately $77.3 million for the year ended June 30, 2018. The cost of fresh killed regular hogs was part of the cost of purchasing live regular hogs and overhead costs incurred in our own slaughtering house. The decrease was primarily associated with the decrease of sales volume of fresh killed regular hogs and the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar and offset by the increase in average production cost.

During the year ended June 30, 2019 we purchased 298,290 regular hogs which produced 29,700,842 kg of fresh killed regular hogs as compared to 326,489 regular hogs which produced 32,878,986 kg of fresh killed regular hogs during the year ended June 30, 2018, a decrease of 3,178,144 kg, or 9.7%. The decrease of quantity produced was associated with the decrease of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed regular hogs increased from $2.35/kg in the year ended June 30, 2018 to $2.59/kg during the year ended June 30, 2019, an increase of $0.24/kg, or 10.2%. Due to the African swine fever which started to wildly spread in China in late October 2018 and purchase control of Chongqing government, the supply of regular hogs began to decrease which drove up the unit selling price. The increase was offset by the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 4.7%.

Our volume and unit cost of revenues from fresh killed fragrant hogs are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed Fragrant hogs (kg)	1,678,375	1,629,225	49,150	3.0%
Average production cost (per kg)	$3.14	$3.23	$(0.09)	(3.0)%

Cost of fresh killed fragrant hogs slightly decreased by approximately $5,200, or 0.1%, to approximately $5.2 million for the year ended June 30, 2019, compared to approximately $5.3 million for the year ended June 30, 2018. The cost of fresh killed fragrant hogs was part of the cost of purchasing live fragrant hogs and overhead costs incurred in our own slaughtering house. The small decrease was because the increase of sales volume of fresh killed fragrant hogs offset by the decrease in average production cost and the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 4.7%.

During the year ended June 30, 2019, we purchased 29,598 fragrant hogs which produced 1,678,375 kg of fresh killed fragrant hogs as compared to 27,428 fragrant hogs which produced 1,629,225 kg of fresh killed fragrant hogs during the year ended June 30, 2018. The increase of quantity produced was associated with the increase of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed fragrant hogs decreased from $3.23/kg in the year ended June 30, 2018 to $3.14/kg during the year ended June 30, 2019, a decrease of $0.09/kg, or 3.0%. The decrease was due to the depreciation of RMB against U.S. dollar of 4.7% and offset by the slight increase of production cost of fresh killed fragrant hogs. The African swine fever had less effect on our purchase price of fragrant hogs than regular hogs because we purchase our fragrant hogs from local fragrant hog farmers and the fever did not spread in the Chongqing area.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh hog byproducts (set)	327,888	353,917	(26,029)	(7.4)%
Average production cost (per set)	$14.98	$15.95	$(0.97)	(6.1)%

Cost of fresh hog byproducts decreased by approximately $0.7 million, or 13.0%, to approximately $4.9 million for the year ended June 30, 2019, compared to approximately $5.6 million for the year ended June 30, 2018. We allocated total production cost of hogs to our fresh hog byproducts based upon the percentage of selling prices between the fresh killed hogs and the fresh hog byproducts. Due to the average unit selling price of fresh killed hogs during the year ended June 30, 2019 was higher than the average unit selling price during the same period in 2018 while the average unit selling price of our fresh hog byproducts during the year ended June 30, 2019 was lower than the average unit selling price during the same period in 2018, which resulted in lower allocation of our total production cost to our fresh hog byproducts and resulted in a decrease of cost of fresh hog byproducts revenue.

The average unit cost of producing fresh hog byproducts decreased from $15.95 during the year ended June 30, 2018 to $14.98 during the year ended June 30, 2019, a decrease of 6.1%. The production cost of byproducts is included in production cost of fresh killed regular hogs. The decrease was due to the cost of revenues allocation as discussed above and was also due to the depreciation of RMB against U.S. dollar of 4.7%.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Supermarket and grocery store revenues
Gross profit	$950,898	$557,074	$393,824	70.7%
Gross margin	13.0%	14.9%	(1.9)%

Farmers’ market revenues
Gross profit	$8,050,321	$9,094,397	$(1,044,076)	(11.5)%
Gross margin	8.5%	9.3%	(0.8)%

Total
Gross profit	$9,001,219	$9,651,471	$(650,252)	(6.7)%
Gross margin	8.8%	9.5%	(0.6)%

Our gross profit decreased by approximately $0.7 million, or 6.7%, to approximately $9.0 million during the year ended June 30, 2018, from approximately $9.7 million for the year ended June 30, 2018. The decrease in gross profit was primarily due to our decrease of revenues in our farmers’ market and offset by our increase of revenues in our supermarkets and grocery sales.

For the years ended June 30, 2019 and 2018, our overall gross margin was 8.8% and 9.5%, respectively. The decrease in gross margin was primarily due to the decreased gross margin of both supermarket and grocery store revenues and famers’ market revenues.

Our gross margin for supermarket and grocery store revenue decreased from 14.9% for the year ended June 30, 2018 to 13.0% for the year ended June 30, 2019 mainly due to the combined impact of the increased sales of CQ Pengmei and the increase of CQ Pengmei supermarket revenues costs. The gross margin of CQ Pengmei grocery store revenues was lower than our supermarket revenues as we incurred more costs at the newly establishment stage and we do not have any grocery store sales during the fiscal year ended June 30, 2019.

Our gross margin for farmers’ market revenues decreased from 9.3% for the year ended June 30, 2018 to 8.5% for the year ended June 30, 2019 mainly due to the gross margin of our fresh killed fragrant hog products decreased from 44.1% for the year ended June 30, 2018 to 33.4% for the year ended June 30, 2019 as we have more competitor of selling fresh killed fragrant hog which driven down our unit selling price as discussed above.

Selling Expenses

Selling expenses increased by approximately $0.5 million, or 77.2%, from approximately $0.7 million for the year ended June 30, 2018 as compared to approximately $1.2 million for the year ended June 30, 2019. The increase in selling expenses was primarily due to the increase of rent expense of approximately $0.3 million and the increase of utilities, salary expense and transfer fees of approximately $0.2 million as we purchased the CQ Pengmei grocery stores so we incurred more selling expenses during the year of 2019. We expect that our overall sales and marketing expenses, including but not limited to, brand promotion, salary, incentive and servicing expense, will continue to increase in the foreseeable future as and if our business further grows.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.5 million, or 49.5%, from approximately $1.0 million for the year ended June 30, 2018 as compared to approximately $1.5 million for the year ended June 30, 2019. The increase in general and administrative expenses was primarily due to the increase of salary expenses of $0.2 million which we started paying our three officers’, CEO, CFO and President, salaries in January 2018 as well as the increase of our administrative team employees to support our increase volume of operations. In addition, the increase also attributable to the increase of professional fee of approximately $0.1 million. The increase also attributable to the increase of approximately $0.1 million of certain land use rights taxes and depreciation expense due to increased volume of operations. We expect our general and administrative expenses, including but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces.

Provision for Doubtful Accounts

Provision for doubtful accounts decreased by approximately $0.2 million, or 19.0% from approximately $0.9 million for the year ended June 30, 2018 as compared to approximately $0.7 million for the year ended June 30, 2019. The change was due to the fact that we had less accounts receivables aged over 6 months as well as our better management on accounts receivable collection as of June 30, 2019 as compared 2018.

Income from Operations

The income from operations for the year ended June 30, 2019 was approximately $5.5 million, a decrease of approximately $1.5 million, or 21.4%, from approximately $7.0 million for the year ended June 30, 2018. The decrease was mostly attributable to the decrease of farmers’ market sales and the increase of selling expenses, general and administrative expenses and offset by the increase in supermarket and grocery store sales and the decrease of provision for doubtful accounts as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, other income (expense), net, estimated litigation charges and provision for doubtful accounts – loan receivable. Our other expense was approximately $1.0 million during the year ended June 30, 2019, a decrease of approximately $1.6 million, or 62.6%, as compared to our other expenses of approximately $2.6 million during the year ended June 30, 2018. The decrease was mainly due to the decrease of interest expense of approximately $0.4 million as we incurred less bank loans and notes for our working capital needs. Additionally, we did not make any allowance for loan receivable during the year ended June 30, 2019 as compared to an allowance of approximately $1.5 million recorded for Hunan Huade loan receivable during the year ended June 30, 2018. The other expense, net was offset by the decrease of interest income of approximately $0.4 million as we did not loan to outside parties and the increase of estimated litigation charges of approximately $44,000 during the year ended June 30, 2019.

Provision for Income Taxes

Provision for income tax was approximately $0.2 million during the year ended June 30, 2019, a decrease of $0.5 million, or 70.1%, as compared to approximately $0.7 million for the year ended June 30, 2018. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly to GA Yongpeng Food Co., (GA Yongpeng), a wholly owned subsidiary, obtained income tax credit and obtained tax exemption status in August 2018. As a result, we will not utilize the deferred tax assets of approximately $0.2 million and wrote off the deferred tax assets during the year ended June 30, 2019.

Net Income

Our net income increased by approximately $0.6 million, or 15.8%, to approximately $4.4 million for the year ended June 30, 2019, from approximately $3.8 million for the year ended June 30, 2018. Such change was the result of the combination of the changes as discussed above.

Years Ended June 30, 2018 vs. June 30, 2017

Revenues

Our revenues consist of supermarket revenues and farmers’ market revenues. Total revenues increased by approximately $37.8 million, or 59.8%, to approximately $101.1 million for the year ended June 30, 2018, compared to approximately $63.3 million for the year ended June 30, 2017. The overall increase was primarily attributable to the increase of our farmers’ market revenues as we have started to cooperate with more local distributors who promoted and sold our fresh killed hogs to other local smaller distributors or individual sellers.

Supermarket revenues decreased by approximately $0.7 million, or 15.7%, to approximately $3.8 million for the year ended June 30, 2018, compared to approximately $4.5 million for the year ended June 30, 2017. The decrease was primarily attributable to the termination of our cooperation with Chongqing New Century Wanzhou store in October 2017. As a result, we generate less revenues from this major supermarket. In addition, with the impact of online fresh meat shopping, we had to use more promotions to attract customers by offering much lowered average selling price while maintaining profit margin at supermarkets. In an effort to overcome this matter, on July 2, 2018 we acquired two grocery stores. In addition, we are considering opening our own supermarkets to sell our processed meat products after the completion of the initial public offering.

Farmers’ market revenues increased by approximately $38.5 million, or 65.5%, to approximately $97.3 million for the year ended June 30, 2018, compared to approximately $58.8 million for the year ended June 30, 2017. In August 2017, the environmental protection department of each province initiated a big remediation activity. Many small unqualified slaughtering houses near our slaughtering house in Linshui were closed down. Therefore, more hog distributors came to us to buy fresh killed hog meat and byproducts. Besides selling fresh killed regular hogs, we started purchasing, slaughtering, and selling our fresh killed fragrant hogs in September 2017, which also boosted our farmers’ market revenues up. Fragrant hogs are another hog species, which is cultivated by hybridizing wild boars with regular hogs. Fragrant hog meat has higher protein, lower fat and better taste than regular hog meat.

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh killed regular hogs	$80,788,494	$54,702,459	$26,086,035	47.7%
Fresh killed Fragrant hogs	9,426,069	-	9,426,069	100.0%
Fresh hog byproducts	7,138,757	4,122,871	3,015,886	73.2%
Total farmers’ market revenues	$97,353,320	$58,825,330	$38,527,990	65.5%

Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh killed regular hogs (kg)	32,878,986	18,617,295	14,261,691	76.6%
Average selling price (per kg)	$2.46	$2.94	$(0.48)	(16.3)%

Revenues of fresh killed regular hogs increased by approximately $26.2 million, or 47.7%, to approximately $80.8 million for the year ended June 30, 2018, compared to approximately $54.7 million for the year ended June 30, 2017. The increase was primarily attributable to the increase of quantity of fresh killed regular hogs sold and partially offset by the decrease in average selling unit price.

During the year ended June 30, 2018, we sold 32,878,986 kg of fresh killed regular hogs as compared to 18,617,295 kg sold during the year ended June 30, 2017. The increase in quantity sold of 14,261,691 kg or 76.6% during the year ended June 30, 2018 as compared to the same period in 2017 were mainly due to the shutdown of many small unqualified slaughtering houses near our slaughtering house in Linshui by the local environmental protection department in August 2017. As a result, more local distributors then came to us to buy hog meat. Besides the cooperation with the one big local distributor we have since July 2016, we started to cooperate with 22 new distributors after the shutdown of those unqualified slaughtering houses. The increase of quantity of fresh killed regular hogs also attributable to our sales to our private customers, such as restaurants, schools and enterprises for the use in their faculty/student or employee food courts, during the year ended June 30, 2018.

The average selling price decreased from $2.94/kg during the year ended June 30, 2017 to $2.46/kg during the year ended June 30, 2018, a decrease of $0.48/kg or 16.3%. The decrease was mainly due to the price drop of the fresh killed regular hogs market and was offset by the appreciation of Chinese Renminbi against U.S. dollar of 4.7%. The unit price of hogs in China has been decreasing from 2016 to 2018 mainly because of the increased supply of hogs and the change of eating habit. More small and big hog farmers showed up in every province which increased the supply of the hogs. In addition, climate warning and healthy eating idea have turned people to eat more chicken and fish, vegetables and fruits which deceased the demand of pork consumption. The unit selling price dropped to the lowest point of approximately $1.84/kg in May 2018. The decrease was offset by the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 4.7%.

Our revenues from fresh killed fragrant hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh killed Fragrant hogs (kg)	1,629,225	-	1,629,225	100.0%
Average selling price (per kg)	$5.79	$-	$5.79	100.0%

Besides selling fresh killed regular hogs, we started purchasing, slaughtering, and selling our fresh killed fragrant hogs in September 2017. It usually takes six to ten months to raise a fragrant hog before it can be slaughtered, and the average weight of a fragrant hog is about same as a regular hog. In China, only a few sellers sell fresh killed fragrant hogs in the market. Therefore, we set a higher selling price for our fresh killed fragrant hogs. During the year ended June 30, 2018, we sold 1,629,225 kg of fresh killed fragrant hogs at a unit price of $5.79/kg.

Our revenues from fresh hog byproducts on numbers of set sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh hog byproducts (set)	353,917	176,357	177,560	100.7%
Average selling price (per set)	$20.17	$23.38	$(3.21)	(13.7)%

Fresh hog byproducts derived from the hog slaughtering process include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts increased by approximately $3.0 million, or 73.2%, to approximately $7.1 million for the year ended June 30, 2018, compared to approximately $4.1 million for the year ended June 30, 2017. The increase was primarily attributable to our increased revenues of fresh killed regular and fragrant hogs. We slaughtered 353,917 hogs during the year ended June 30, 2018 as compared to 176,357 hogs during the year ended June 30, 2017, which is 177,560 more hogs, or 100.7%. Each hog produces a set of byproducts, so more byproducts were produced in 2018. We sell regular hog byproducts and fragrant hog byproducts together at the same price, and sell the byproducts by set with one type of set composted of hog hair, hog blood, hog intestines and hog feet and the other type of set composed of hog heads only. We are connected with two byproducts local distributors, one exclusively purchase our hog heads and the other distributors purchase the remaining hog byproducts who are able to purchase all the byproducts that we produced and are able to resell these byproducts to small distributors or restaurants during the period. The increase of fresh hog byproducts revenues is offset by the decrease of average unit selling price. During the year ended June 30, 2018, the average selling price decreased from $23.38 during the year ended June 30, 2017 to $20.17, or 13.7%, which was consistent with the price drop of fresh killed regular hogs.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $33.2 million, or 57.1%, to approximately $91.4 million for the year ended June 30, 2018, compared to approximately $58.2 million for the year ended June 30, 2017. Our total cost of revenues increased which was in line with the increase of total revenues.

Cost of supermarket revenues increased by approximately $0.2 million, or 6.1%, to approximately $3.2 million for the year ended June 30, 2018, compared to approximately $3.0 million for the year ended June 30, 2017. We terminated our cooperation with Chongqing New Century Wanzhou store in October 2017, where we sell marinated beef which had a much higher profit than regular beef sold at other supermarkets. In addition, with the impact of online fresh meat shopping, we had to use more promotions to attract customers by offering much lower average selling price, but the unit cost of beef remained the same as 2017. The appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 4.7% also increased the cost of supermarket revenues. As a result, our supermarket revenues decreased but the cost of supermarket revenues slightly increased during the year ended June 30, 2018, compared with the year ended June 30, 2017.

Cost of farmers’ market revenues increased by approximately $33.1 million, or 59.9%, to approximately $88.3 million for the year ended June 30, 2018, compared to approximately $55.2 million for the year ended June 30, 2017. The increase was mainly caused by the increased revenues at farmers’ markets, which was primarily attributable to the increased revenues brought in by new distributors.

Our cost of revenues from fresh killed regular hogs and byproducts are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh killed regular hogs	$77,344,030	$51,329,360	$26,014,670	50.7%
Fresh killed Fragrant hogs	5,268,695	-	5,268,695	100.0%
Fresh hog byproducts	5,646,198	3,868,644	1,777,554	45.9%
Total farmers’ market cost of revenues	$88,258,923	$55,198,004	$33,060,919	59.9%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh killed regular hogs (kg)	32,878,986	18,617,295	14,261,691	76.6%
Average production cost (per kg)	$2.35	$2.76	$(0.40)	(14.7)%

Cost of fresh killed regular hogs increased by approximately $26.0 million, or 50.7%, to approximately $77.3 million for the year ended June 30, 2018, compared to approximately $51.3 million for the year ended June 30, 2017. The cost of fresh killed regular hogs was part of the cost of purchasing live regular hogs and overhead costs incurred in our own slaughtering house. The increase was primarily associated with the increase of sales volume of fresh killed regular hogs and the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar and offset by the decrease in average production cost.

During the year ended June 30, 2018, we purchased 353,917 regular hogs which produced 32,878,986 kg of fresh killed regular hogs as compared to 176,357 regular hogs which produced 18,617,295 kg of fresh killed regular hogs during the year ended June 30, 2017, an increase of 14,261,691 kg, or 76.6%. The increase of quantity produced was associated with the increase of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed regular hogs decreased from $2.76/kg in the year ended June 30, 2017 to $2.35/kg during the year ended June 30, 2018, a decrease of $0.40/kg, or 14.7%. The unit purchase price of hogs in China has been decreasing from 2016 to 2018 mainly because of the increased supply of hogs and the change of eating habit. More small and big hog farmers showed up in every province which increased the supply of the hogs. In addition, climate warning and healthy eating idea have turned people to eat more chicken and fish, vegetables and fruits which decreased the demand of pork consumption. The decrease was offset by the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 4.7%.

Our volume and unit cost of revenues from fresh killed fragrant hogs are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh killed Fragrant hogs (kg)	1,629,225	-	1,629,225	100.0%
Average production cost (per kg)	$3.23	$-	$3.23	100.0%

We started to sell our fresh killed fragrant hogs in September 2017. The cost of fresh killed fragrant hogs was part of the cost of purchasing live fragrant hogs and overhead costs incurred in our own slaughtering house. During the year ended June 30, 2018, we purchased 27,428 fragrant hogs which produced 1,629,225 kg of fresh killed fragrant hogs at a unit selling cost of $3.23/kg.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Fresh hog byproducts (set)	353,917	176,357	177,560	100.7%
Average production cost (per set)	$15.95	$21.94	$(5.99)	(27.3)%

Cost of fresh hog byproducts increased by approximately $1.7 million, or 45.9%, to approximately $5.6 million for the year ended June 30, 2018, compared to approximately $3.9 million for the year ended June 30, 2017. The increase was primarily associated with the increase of sale volume of byproducts as mentioned above in the revenues section.

The average unit cost of producing fresh hog byproducts decreased from $21.94 during the year ended June 30, 2017 to $15.95 during the year ended June 30, 2018, a decrease of 27.3%. The production cost of byproducts is included in production cost of fresh killed regular hogs. About 92.3% of the byproducts we sold were from regular hogs, so the decrease of average production cost of the byproducts is in line with the decrease of unit cost of fresh killed regular hogs. In addition, the automated slaughtering line helped us lower the unit production cost when slaughtering volume increases.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year ended June 30, 2018	For the Year ended June 30, 2017	Change	Change (%)
Supermarket revenues
Gross profit	$557,074	$1,439,749	$(882,675)	(61.3)%
Gross margin	14.9%	32.3%	(17.6)%

Farmers’ market revenues
Gross profit	$9,094,397	$3,627,326	$5,467,071	150.7%
Gross margin	9.3%	6.2%	3.1%

Total
Gross profit	$9,651,471	$5,067,075	$4,584,396	90.5%
Gross margin	9.5%	8.0%	1.5%

Our gross profit increased by approximately $4.6 million, or 90.5%, to approximately $9.7 million during the year ended June 30, 2018, from approximately $5.1 million for the year ended June 30, 2017. The increase in gross profit was primarily due to our significant increase of revenues in our farmers’ market and offset by our decrease of revenues in our supermarkets sales.

For the years ended June 30, 2018 and 2017, our overall gross profit percentage was 9.5% and 8.0%, respectively. The increase in gross profit percentage was primarily due to the increase in famers’ market revenues.

Our gross profit percentage for supermarket revenues decreased from 32.3% for the year ended June 30, 2017 to 14.9% for the year ended June 30, 2018 mainly due to the combined impact of the decreased sales of processed marinated beef, decrease of selling prices at supermarkets and the slight increase of supermarket revenues costs.

Our gross profit percentage for farmers’ market revenues increased from 6.2% for the year ended June 30, 2017 to 9.3% for the year ended June 30, 2018 mainly due to our new fresh killed fragrant hog products which had a higher gross profit percentage of 44.1%, which driven up the overall gross profit percentage in the year ended June 30, 2018 as compared to the same period in 2017.

Selling Expenses

Selling expenses decreased by approximately $0.1 million, or 17.1%, from approximately $0.8 million for the year ended June 30, 2017 as compared to approximately $0.7 million for the year ended June 30, 2018. The decrease in selling expenses was primarily due to the decrease of salary expense of approximately $50,000 as we laid off our sales teams who worked in the Chongqing Yonghui supermarket after our termination of our cooperation with Chongqing New Century Wanzhou store in October 2017. The decrease was also due to the decrease of other miscellaneous selling expenses, including, marketing and rental expense, of approximately $50,000.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.5 million, or 90.3%, from approximately $0.5 million for the year ended June 30, 2017 as compared to approximately $1.0 million for the year ended June 30, 2018. The increase in general and administrative expenses was primarily due to the increase of salary expenses of $0.2 million which we started paying our three officers’, CEO, CFO and President, salaries in January 2018 as well as the increase of our administrative team employees to support our increase volume of operations. In addition, the increase also attributable to the increase of professional fee incurred, such as audit and consulting fee as we have started our preparation of initial public offering in the U.S. in the middle of 2017. The increase also attributable to the increase of approximately $0.1 million of certain land use rights taxes, building taxes, stamp taxes which were being imposed upon finalization of our building inspection.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $0.7 million, or 424.2% from approximately $0.2 million for the year ended June 30, 2017 as compared to approximately $0.9 million for the year ended June 30, 2018. The change was due to more accounts receivables aged over one year as of June 30, 2018 as compared 2017.

Income from Operations

The income from operations for the year ended June 30, 2018 was approximately $7.0 million, an increase of approximately $3.5 million, or 100.0%, from approximately $3.5 million for the year ended June 30, 2017. The increase was mostly attributable to the increase of farmers’ market sales and the decrease of selling expenses and offset by the decrease in supermarket sales, the increase in general and administrative expenses and provision for doubtful accounts as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, other income (expense), net and provision for doubtful accounts – loan receivable. Our other expense was approximately $2.6 million during the year ended June 30, 2018, an increase of approximately $2.4 million, or 1,241.0%, as compared to our other expenses of approximately $0.2 million during the year ended June 30, 2017. The increase was mainly due to the increase of interest expense as we incurred more bank loans and notes for our working capital needs and decrease of interest income. Additionally, we recorded an allowance for the Hunan Huade loan receivable for approximately $1.5 million, as we reassessed and determined that the collectability of such remaining receivable is remote.

Provision for Income Taxes

Provision for income tax was approximately $0.7 million during the year ended June 30, 2018, a decrease of $0.2 million, or 18.4%, as compared to approximately $0.9 million for the year ended June 30, 2017. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly to GA Yongpeng Food Co., (GA Yongpeng), a wholly owned subsidiary, obtained income tax credit as described below and offset by the increase income tax expenses in CQ Penglin which was in line with the increase in taxable income before income taxes in CQ Penglin.

On August 20, 2018, the Lingshui County tax Bureau has enacted and approval a tax exemption which application was submitted by GA Yongpeng on March 19, 2014. GA Yongpeng has been given the tax-free benefit until December 31, 2020. In addition, the benefit can also be retroactively applied to prior period from January 1, 2014 to June 30, 2017. As of June 30, 2017, the Company recorded $415,939 income tax payable for which the Company recognized an income tax credit for the amount during the year ended June 30, 2018.

Net Income

Our net income increased by approximately $1.3 million, or 53.5%, to approximately $3.8 million for the year ended June 30, 2018, from approximately $2.5 million for the year ended June 30, 2017. Such change was the result of the combination of the changes as discussed above.

5.B. Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of June 30, 2019, we had working capital of approximately $22.9 million. We had accounts receivable of approximately $39.5 million, most of them are short-term in nature and can be collected back within 3-6 months to be used to support our working capital requirements. As of the date of this report, we had collected total accounts receivable of approximately $19.6 million, which existed at June 30, 2019. We believe the components of our current working capital is sufficient to support our operations for the next twelve months.

We generated net income of $4,363,591, $3,768,109 and $2,454,874 from operations for the years ended June 30, 2019, 2018 and 2017, respectively. Our strategy of connecting with major local distributors has helped us not only largely increased our farmers’ market sales but also more easily to collect accounts receivable because of the better credibility of the distributors.

As of June 30, 2019, we had approximately $11.9 million of loans and notes from financial institutions, third parties and related parties. We obtained these loans and notes to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations. For more details about these loans and notes, see Note 10 in our Notes to the consolidated financial statements included in this report.

We intend to use the funds raised from the offering to grow our business primarily by enhancing our marketing efforts in order to increase awareness of our marketplace and brands among the food industry throughout China. We are postponing of opening up new grocery stores of our own as we do not foresee such actions can generate sufficient cash flow and net income because the operating cost, such as rental expenses, are higher than our original operating plan and we do not foresee we were able to generate enough profit to perform such move.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

Cash Flows

The following summarizes the key components of our cash flows for the years ended June 30, 2019, 2018 and 2017.

	For the Years Ended June 30,
	2019	2018	2017
Net cash used in operating activities	$(5,267,261)	$(3,595,031)	$(2,513,829)
Net cash provided by (used in) investing activities	1,193,544	(89,351)	(11,674)
Net cash provided by financing activities	6,650,526	3,992,713	2,496,349
Effect of exchange rate change on cash	320,103	(10,768)	(1,164
Net change in cash and cash equivalents	$2,896,912	$297,563	$(30,318)

As of June 30, 2019, 2018 and 2017, cash in the amount of approximately $0.6 million, $0.3 million and $22,000, respectively, were all held by our subsidiaries and variable interest entity in the PRC.

Operating activities

Net cash used in operating activities was approximately $5.3 million for the year ended June 30, 2019 as compared to approximately $3.6 million net cash used in operating activities for the same period in 2018 and approximately $2.5 million net cash used in operating activities for the same period in 2017.

Cash used in operating activities for the year ended June 30, 2019 was mainly due to the increase in accounts receivable of approximately $16.9 million as we are extending more credit on our farmers’ market sales, the increase in other receivables of approximately $0.1 million and the increase of sales performance deposit of approximately $1.4 million. The net cash used in operating activities was mainly offset by the net income of approximately $4.4 million, provision for doubtful accounts of approximately $0.7 million as we had more account receivables aged over one year, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.7 million, amortization of long-term prepaid expenses of approximately $0.1 million, the write off of deferred tax benefit of approximately $0.2 million, the decrease of inventories of approximately $0.2 million as we try to minimize our inventory to improve our storage cost, the decrease of prepayments of approximately $0.1 million, the decrease of loan receivable – interest of approximately $0.7 million, the increase of accounts payable of approximately $5.5 million, the increase of other payables and accrued liabilities of approximately $0.4 million, and the increase of customer deposit of $0.1 million as we received more future purchase orders from local food companies.

Cash used in operating activities for the year ended June 30, 2018 was mainly due to the increase in accounts receivable of approximately $12.0 million due to the increase of our farmers’ market business as we are extending more credit on our sales, the increase in other receivables of approximately $0.1 million. The net cash used in operating activities was mainly due to the net income of approximately $3.8 million, provision for doubtful accounts of approximately $2.4 million as we had more account receivables aged over one year and we made an allowance of our loan receivable interest of approximately $1.5 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.5 million, the decrease of inventories of approximately $0.3 million as we try to minimize our inventory to improve our storage cost, the decrease of prepayments of approximately $0.2 million, the increase of other payables and accrued liabilities of approximately $0.2 million, the increase of customer deposit of $0.6 million as we received more future purchase orders from local food companies, and the increase of taxes payable of approximately $0.7 million.

Cash used in operating activities for the year ended June 30, 2017 was mainly due to the increase in accounts receivable of approximately $8.8 million due to the increase of our business while we are extending more credit on our sales, the increase in prepayments of approximately $0.5 million as we need to make certain prepayments to secure certain inventory purchases, and the interest income of loan receivables of approximately $0.7 million as we are earning interest with our loan receivable. The net cash used in operating activities was mainly offset by the net income of approximately $2.5 million, provision for doubtful accounts of approximately $0.2 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.5 million, the decrease of inventories of approximately $0.8 million as we try to minimize our inventory to improve our storage cost, the increase of accounts payable of approximately $2.4 million due to our increase of our business while we are incurring more payables on purchases and the increase of taxes payable of approximately $1.0 million as we have generated more income during the period which incurred additional income tax payable.

Investing activities

Net cash provided by investing activities was approximately $1.2 million for the year ended June 30, 2019 as compared to approximately $89,000 net cash used in investing activities for the same period in 2018 and approximately $12,000 net cash used in investing activities for the same period in 2017.

Cash provided by investing activities for the year ended June 30, 2019 was mainly due to the repayments from loan to a third party of approximately $1.2 million and cash received from acquisition of CQ Pengmei of approximately $42,000. Net cash provided by investing activities for the year ended June 30, 2019 was offset by the purchases of plant and equipment of approximately $21,000.

Cash used in investing activities for the year ended June 30, 2018 was mainly due to purchases of plant and equipment of approximately $89,000.

Cash used in investing activities for the year ended June 30, 2017 was mainly due to purchases of plant and equipment of approximately $12,000.

Financing activities

Net cash provided by financing activities was approximately $6.7 million for the year ended June 30, 2019 as compared to approximately $4.0 million net cash provided by financing activities for the same period in 2018 and approximately $2.5 million net cash provided by financing activities for the same period in 2017.

Cash provided by financing activities for the year ended June 30, 2019 was mainly due to repayments from other receivables – related parties of approximately $0.3 million, proceeds from other payables – related parties of approximately $0.4 million, proceeds from issuance of ordinary shares through private placements of $0.2 million, proceeds from completion of initial public offering, net of approximately $4.4 million, proceeds from short-term bank loans of approximately $4.9 million, proceeds from short-term third-party loans of approximately $1.2 million, proceeds from short-term related-party loans of approximately $0.3 million and proceeds from long-term loan of approximately $0.9 million. Cash provided by financing activities for the year ended June 30, 2019 was mainly offset by the repayments of short-term bank loans of approximately $5.2 million, repayments of short-term third-party loans of approximately $0.3 million, repayments of long-term loan of approximately $1.0 million and increase of security deposits of approximately $0.6 million.

Cash provided by financing activities for the year ended June 30, 2018 was mainly due to repayments from other receivables – related parties of approximately $2.7 million, proceeds from other payables – related parties of approximately $0.6 million, proceeds from issuance of ordinary shares with redemption rights of approximately $1.8 million, proceeds from short-term bank loans of approximately $6.1 million, proceeds from short-term third-party loans of approximately $11.1 million and return of security deposits of approximately $0.6 million. Cash provided by financing activities for the year ended June 30, 2018 was mainly offset by the repayments of short-term bank loans of approximately $11.4 million, repayments of short-term third-party loans of approximately $6.1 million and repayments of notes payable of approximately $1.5 million.

Cash provided by financing activities for the year ended June 30, 2017 was mainly due to capital contribution of approximately $0.3 million, proceeds from short-term bank loans of approximately $9.4 million, proceeds from short-term third-party loans of approximately $3.1 million and proceeds from notes payable of approximately $1.5 million. Cash provided by financing activities for the year ended June 30, 2017 was mainly offset by the loan to our related party of approximately $1.6 million, the repayments of short-term bank loans of approximately $4.0 million, repayments of short-term third-party loans of approximately $4.3 million and increase in security deposits of approximately $1.9 million as we required to make such deposits to our guarantor as a guarantee payment of our loans and notes borrowings.

5.C. Research and Development, Patents and Licenses, etc.

Research and Development

We currently do not have any research and development expenses.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report and below, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Guarantees

As of June 30, 2019, CQ Penglin, our CEO, her husband and her elder son, and an unrelated third party Chongqing Education Guaranty Co., Ltd. jointly guaranteed approximately $1.3 million (RMB 9,000,000) loan that a related-party borrowed from the bank:

Name of the party being guaranteed	Guaranteed amount	Guarantee expiration date
CQ Mingwen (borrower)	$1,310,654	December 25, 2019

We did not, however, accrue any liability in connection with such a guarantee because the borrowers have been current in its repayment obligation and we have not experienced any losses from providing such guarantee. As of the date of this report, we have evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is remote. If CQ Mingwen is unable to repay the loan upon maturity, assets of GA Yongpeng may be liquated to pay back the loan.

Contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third party lease obligations, and default on loans. We first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. We disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

As of June 30, 2019, the amounts of potential losses we accrued for are summarized as follows:

Dispute matter	Claim amount
1) Leases	$21,974
2) Worker compensation	21,681
Total	$43,655

As of June 30, 2019, the amounts of potential losses we did not accrue for are summarized as follows:

Dispute matter	Claim amount
1) Guarantees	$262,413
2) Commercial	30,458
3) Leases	115,933
4) Worker compensation	7,269
Total	$416,073

We received two complaints related to an approximately $1.5 million (RMB 10,000,000) loan that was due on November 13, 2018 and another approximately $2.9 million (RMB 20,000,000) loan due on January 2, 2019 (See Note 10 – Chongqing Puluosi Small Mortgage Co., Ltd.). The following amounts have been accrued in the accompanying consolidated financial statements for the year ended June 30, 2019: (a) interest of approximately $27,000 up to November 13, 2018, (b) interest at a default interest rate of 18% totaling approximately $34,000 up to November 13, 2018 and (c) estimated legal cost of approximately $18,000. We settled the renewal term of these loans with the lender in October 2019 (See Note 10 – Chongqing Puluosi Small Mortgage Co., Ltd.*) and the complaints were withdrawn by the lender.

5.E. Off-balance Sheet Arrangements

Other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2019:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short term loans-banks	$4,514,380	$4,514,380	$-	$-	$-
Loans-third parties	6,206,256	3,075,249	3,131,007	-	-
Short term loans-related parties	329,120	329,120	-	-	-
Long-term loan	866,231	-	866,231	-	-
Operating lease obligations	1,731,600	234,291	473,106	504,882	519,321
Total	$13,647,587	$8,153,040	$4,470,344	$504,882	$519,321

Item 6.	Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors as of October 31, 2019:

Name	Age	Position(s)
Zeshu Dai	53	Chairwoman of the Board and Chief Executive Officer
Xiaohui Wu	43	President and Director
Xia Wang	33	Chief Financial Officer
Penglin Wang	32	Director
David Moss	49	Independent Director and Chair of the Audit Committee
Bangquan Ou	65	Independent Director and Chair of the Nomination Committee
Zhaorong Zhu	60	Independent Director and Chair of the Compensation Committee
Montgomery Simus	51	Independent Director
Yun Xia	64	Independent Director

The business address of each of the officers and directors is Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing City, PRC 400800.

Zeshu Dai. Ms. Dai has been our Chairwoman of the Board and CEO since our inception, January 23, 2018. Ms. Dai graduated from high school in 1982. She worked as a cashier at Qu County Xiandu Operation Cooperative from January 1983 to December 1985. She was the sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000. From January 2001 to May 2014, Ms Dai was the Vice general manager of Chongqing Mingwen Food Co., Ltd.. She has been the director of CQ Penglin and GA Yongpeng since November 2005 and June 2008, respectively. She is familiar with the meat processing industry and has extensive managing experience.

Xiaohui Wu. Mr. Wu has been our President since January 23, 2018 and our director since May 8, 2018. He has been the Director and CEO of Geniusland International Capital Ltd. since 2007. Before that, Mr. Wu was the Senior Project Manager at Genesis Equity Partner LLC, where he helped Chinese companies to raise capital in the United States. Prior to that, Mr. Wu had extensive experience with Hong Kong economic affairs while he worked at Hong Kong and Macao Affairs Office of the Ministry of Foreign Affairs of PRC from 1996 to 2006. Mr. Wu acquired his bachelor’s degree in English from Jilin Universtiy in 1996 and his master’s degree in finance from Remin University of China, School of Finance. Mr. Wu is familiar with the capital market in the United States and is experienced in finance and management.

Xia Wang. Ms. Wang has been our Chief Financial Officer since January 23, 2018. However, Ms. Wang has been working at CQ Penglin in the accounting department since 2008 after she acquired her bachelor’s degree in environmental science major from Chongqing University of Arts and Science. Ms. Wang started as a clerk at CQ Penglin from 2008 to 2010. She then worked as assistant accountant from 2010 to 2011. She was promoted to accounting supervisor in 2011, and was appointed as CFO in 2014. She oversees our accounting department, which include duties such as reviewing all the accounting functions performed by our accounting staff, maintaining our accounting book and records, reporting to the Board of Directors, managing budget, reviewing cost, etc.

David Moss. Mr. Moss has been the CFO and co-founder of INmune Bio (Nasdaq: INMB) since the formation of the Company in September 2015. Mr. Moss has founded, funded and taken public various companies in a variety of industries since 1995, most recently Tonix Pharmaceuticals (NASDAQ: TNXP). Mr. Moss was a founding investor in Reliant Service Group LLC, which was acquired in 2015 by a leading private equity firm. Mr. Moss previously served as Managing Director, Corporate Finance for a New York-based securities firm, where he advised companies on corporate strategy, financings and business development. Prior to that, he served as Managing Partner at a Seattle-based venture capital firm. Mr. Moss holds an MBA from Rice University and a BA in Economics from the University of California, San Diego.

Penglin Wang. Mr. Wang has been our Director since May 8, 2018. He has been the Chief Supervisory Offer CQ Penglin since April 2014. Mr. Wang acquired his bachelor’s degree in civil engineering from Chongqing University in 2015. Mr. Wang is familiar with the operation of the company.

Bangquan Ou. Mr. Ou has been our Independent Director since May 8, 2018. He has also been working at Chongqing Meat Industry Association as the secretary and executive vice president since June 2004. Mr. Ou was the deputy secretary at Chongqing Refrigeration and Supply Chain Industry Association. From February 1972 to October 2003, Mr. Ou worked at District Food Company and had served as deliveryman, clerk, warehouse manager, business section chief manager, vice president, president, and general secretary throughout the years. Before that, Mr. Ou was a butcher at Chongqing Jiangbei District Food Company. Mr. Ou graduated from Chongqing No.36 High School in 1979. Mr. Ou has also received the “Food Safety Standard Edition System Training Certificate” issued by Chongqing Municipal Bureau of Quality and Technical Supervision in 2005, the occupational qualification certificate of "Cooked Meat Product Processing Technician" issued by Chongqing Vocational Skill Identification Guidance Center in 2006, the "National Qualification Certificate for Slaughtered Technical Staff of Live Pigs Slaughterhouse (Field)" issued by the Livestock and Poultry Management Office of the Ministry of Commerce in 2010 and the “National Professional Skills Competition Referee Certificate” issued by the Occupational Skills Identification Center of the Ministry of Human Resources and Social Security in 2012. Mr. Ou is very experienced with the meat packing and meat processing industry, and is a respected and resourceful figure in the industry.

Zhaorong Zhu. Mr. Zhu has been our Independent Director since May 8, 2018. He has also been an assistant professor at Southwest University, School of Animal Science. Before that, from July 2005 to July 2017, Mr. Zhu worked at Southwest University. During which time, he has been the associate professor at Animal Medicine Department, the general secretary and department deputy director of the Fisheries Department, and the deputy director of Technology Industry Department. From September 2001 to July 2005, Mr. Zhu was the associate professor, deputy director at Technology Industry Department at Southwest Agricultural University. He had been an assistant professor, lecturer, and the associate professor at Department of Animal Medicine and deputy director of Department of Science and Technology at Sichuan Animal Husbandry and Veterinary College from 1983 to 2001. Mr. Zhu acquired his bachelor’s degree in Chinese Medicine from Chengdu College of Chinese Medicine in 1986 and associate degree in Animal Medicine from Sichuan Animal Husbandry and Veterinary College in 1983. Mr. Zhu is an expert in Animal Medicine and has received the Chongqin Aquaculture Forensic Qualification Certificate, the Expert certificate of Chongqing Public Safety Technical Expert Committee, and the Ministry of Agriculture Practicing Veterinary Qualification Certificate.

Montgomery Simus. Mr. Montgomery Simus has over 25 years’ experience in structuring, growing and optimizing profitable enterprises in international markets byapplying innovative approaches to investment pipeline development, project finance, technology deployment and emerging market business development. He has been the Vice President of Business Development and International Investments at The Bayat Group since 2012, a US$250M frontier market-focused business and philanthropic organization with offices in Afghanistan, India, United Arab Emirates, and USA. Prior to that, he was the International Business Development Manager at Gibson Guitar Corporation from 2007 to 2012. Mr. Simus graduated from Yale University in 1989 with a Bachelor of Arts degree in History. He received his Master in Public Policy from Harvard University in 1991. Mr. Simus served as a Senior Advanced Leadership Initiative Fellow at Harvard from 2015 to 2017, and since 2017, Mr. Simus has been an Associate in Environmental Science and Engineering at the John A. Paulson School of Engineering and Applied Sciences, Harvard University.

Yun Xia. Ms. Xia has been our Independent Director since May 8, 2018. She has also been working at Chongqing International Freight Forwarders Association since June 2015, as secretary and deputy secretary. She was an independent director at Chongqing Foreign Economic & Trade (Group) Co. Ltd. from 2012 to 2014. She was the deputy general manager at Chongqing Bonded Port Development Management CO., Ltd. from 2009 to 2012. Before that, Ms. Xia worked as the chief of Chongqing Customs Supervision Department, Customs Clearance Department, and Review Department from 1998 to 2008, as chief personnel officer and deputy director of Personnel Education Department of Chongqing Customs from 1987 to 1998, as clerk at Personnel Education Division at Chongqing Municipal Bureau of Culture from 1985 to 1987, as clerk at Personnel Education Division at Chongqing Publishing Bureau, and as a nurse and assistant military medical officer at Railway Soldiers’ Sixth Division Hospital from 1970 to 1983. Ms. Xia acquired her bachelor’s degree in law (lawyer practice focused) from Southwest China University of Political Science and Law in 2004, an associate degree in Management from Central Party School in 1996, an associate degree in law from Southwest China University of Political Science and Law, an associate degree in Political Science from Chongqing Municipal Party University in 1985, and an associate degree in Anesthesia from Fourth Military Medical University in 1979. Ms. Xia is experienced in trade and is an expert in the legal framework of trade and business.

Family Relationships

Zeshu Dai and Penglin Wang are mother and son.

Board of Directors and Board Committees

Our board of directors currently consists of eight (8) directors, four (4) of whom is independent as such term is defined by the Nasdaq Capital Market.

The directors will be re-elected at our annual general meeting of shareholders on an annual basis.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consisted of Mr. David Moss, Ms. Yun Xia, Mr. Bangquan Ou Mr. Zhaorong Zhu and Mr. Montgomery Simus. Mr. David Moss is the chairman of our audit committee. We have determined that Mr. David Moss, Ms. Yun Xia, Mr. Bangquan Ou, Mr. Zhaorong Zhu and Mr. Montgomery Simus satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Zhaorong Zhu, Mr. David Moss, Ms. Yun Xia, Mr. Bangquan Ou and Mr. Montgomery Simus. Mr. Zhaorong Zhu is the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Bangquan Ou, Mr. Zhaorong Zhu, Mr. David Moss, Ms. Yun Xia and Mr. Montgomery Simus. Mr. Bangquan Ou is the chairperson of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. The directors may receive such remuneration as determined by a general meeting of the Company from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses properly incurred in going to attending and returning from meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the business of the Company. The compensation committee will assist the directors in reviewing the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by shareholders in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors.

In addition, our director Zeshu Dai receives compensation for her service as an officer of the Company. He has not received and will not receive compensation as a director of the Company.

We have agreed to pay our independent directors an annual cash retainer of $10,000 to $55,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended June 30, 2019, 2018 and 2017, we did not pay any non-employee directors.

For the years ended June 30, 2019, 2018 and 2017, two members of our Board of Directors received partial compensation in their capacity as directors.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2018 and 2017.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zeshu Dai	2019	$120,000	—	—	—	$120,000
Chief Executive Officer	2018	$51,945	—	—	—	$51,945
	2017	$7, 049	—	—	—	$7, 049
Xia Wang	2019	$80,000	—	—	—	$80,000
Chief Financial Officer	2018	$34,630	—	—	—	$34,630
	2017	$5,287	—	—	—	$5,287
Xioahui Wu	2019	$80,000	—	—	—	$80,000
President	2018	$34,630	—	—	—	$34,630
	2017	$—	—	—	—	$—

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to our PRC subsidiary and/or VIE. Each of the officers entered into employment agreements with China Xiangtai on January 23, 2018 for his/her new positions with China Xiangtai.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Zeshu Dai, Xiaohui Wu and Xia Wang.

Zeshu Dai

We entered into an employment agreement with Zeshu Dai for the position of Chief Executive Officer. The employment is for three years and is effective on January 23, 2018, with an annual compensation of $120,000.

Xiaohui Wu

We entered into an employment agreement with Xiaohui Wu for the position of President. The employment is for three years and is effective on January 23, 2018, with an annual compensation of $80,000.

Xia Wang

We entered into an employment agreement with Xia Wang for the position of Chief Financial Officer. The employment is for three years and is effective on January 23, 2018, with an annual compensation of $80,000.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of October 31, 2019 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

Our company is authorized to issue 50,000,000 ordinary shares of $0.01 par value per share (each an “Ordinary Share”). The number and percentage of ordinary shares beneficially owned are based on 21,964,027 ordinary shares issued and outstanding as of October 31, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 31, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800. As of the date of the Prospectus, we have eleven (11) shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership	Percentage Ownership
Directors and Named Executive Officers:
Zeshu Dai, Chairwoman of the Board and Chief Executive Officer (1)	13,000,000	59.19%
Xia Wang, Chief Financial Officer	—	0%
Xiaohui Wu, President and Director	—	0%
Penglin Wang, Director	—	0%
Bangquan Ou, Director	—	0%
Zhairong Zhu, Director	—	0%
Yun Xia, Director	—	0%
David Moss, Director	—	0%
Montgomery Simus, Director	—	0%
All directors and executive officers as a group (9 persons)	13,000,000	59.19%

5% Beneficial Owners:
None

(1)	Zeshu Dai is deemed to beneficially own 13,000,000 ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company holding 13,300,000 of our ordinary shares. Zeshu Dai is entrusted with the voting and dispositive power of all 13,300,000 shares held by China Meitai Food Co., Ltd. Please see Corporate History and Structure - Entrustment Agreement and Call Option Agreement.

Related Party Transactions

a.	Revenues – related parties:

Name of related party	Relationship	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018	For the Year Ended June 30, 2017
Chongqing Mingwen Food Co., Ltd. (“CQ Mingwen”)	President is the daughter-in-law of the Company’s Chief Executive Officer (“CEO”)	$-	$36,091	$66,525
Chongqing Pengmei Supermarket Co., Ltd (“CQ Pengmei”)	Indirectly owned by CEO and CEO's spouse	-	334,147	-
		$-	$370,238	$66,525

Related party balances

a.	Accounts receivable – related party:

Name of related party	Relationship	June 30, 2019	June 30, 2018
CQ Pengmei	Significantly influenced by Penglin	$-	$56,955	(1)

(1)	On July 2, 2018, the Company acquired CQ Pengmei and the balance was eliminated upon acquisition subsequent to July 2, 2018.

b.	Customer deposit – related party:

Name of related party	Relationship	June 30, 2019	June 30, 2018
CQ Mingwen	Significantly influenced by Penglin	$29,643	$31,482

c.	Other receivables – related parties:

Other receivables - related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as loans to these related parties. These loans are unsecured, non-interest bearing and due on demand.

Name of related party	Relationship	June 30, 2019	June 30, 2018
CQ Pengmei	Significantly influenced by Penglin	$-	$373,065	(2)

(2)	On July 2, 2018, the Company acquired CQ Pengmei and the balance was eliminated upon acquisition subsequent to July 2, 2018.

d.	Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advanced made by the related party on behalf of the Company. This advance is unsecured and non-interest bearing. Current payables are due on demand.

Name of related party	Name of related party	June 30, 2019	June 30, 2018
Xia Wang	Chief Financial Officer	$83,619	$30,015
Zeshu Dai	CEO	659,420	486,418
Penglin Wang	Son of the CEO	162,047	33,425
Zili Zhang	CEO of CQ Pengmei	429,448	-
		$1,334,534	$549,858

e.	Short-term loans – related parties:

Short-term loans – related parties are those short-term loans from advances made by certain related parties for the daily operations needs of the Company. These loans are unsecured and interest bearing.

Short term loans	Relationship	Maturities	Weighted average interest rate	Collateral/ Guarantee	June 30, 2019	June 30, 2018
Xia Wang	Chief Financial Officer	February 20, 2020	9.60%	None	104,852	-
Penglin Wang	Son of CEO	December 27, 2019	9.60%	None	224,268	-
Total					$329,120	$-

Interest expense incurred on the above mentioned related party loans amounted to $11,403, $0 and $0 for the years ended June 30, 2019, 2018 and 2017, respectively.

f.	Guarantee provided to related party loan

On December 26, 2017, CQ Mingwen (the “borrower”) entered into a loan agreement with SPD Rural Bank (the lender) to borrow RMB 9 million (approximately $1.4 million) as working capital for one year and was extend for another year to December 26, 2019. GA Yongpeng pledged a land-use right recorded at RMB 10,198,100 (approximately $1.5 million) and building property recorded at RMB 12,268,800 (approximately $1.8 million) as collateral.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Please refer to Item 4. Information on the Company – Legal Proceedings.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under our articles of association and the Cayman Islands Companies Law, we may only pay dividends (A) out of profits, (B) out of our share premium account, provided that we are able to pay our debts as they fall due in the ordinary course of business immediately after the dividend payment.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offer and listing details

Our ordinary shares have been listed on the Nasdaq Capital Market since August 14, 2019 under the symbol “PLIN.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
Monthly:	High	Low
August 14, 2019 to August 31, 2019	$6.00	$4.10
September 1, 2019 to September 30, 2019	$5.00	$4.15
October 1, 2019 to October 31, 2019	$4.90	$4.29

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PLIN.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

China Xiangtai Food Co., Ltd. was incorporated on January 23, 2018 under the Cayman Islands Companies Law. As of October 31, 2019, we have authorized to issue 50,000,000 ordinary shares of $0.01 par value per share. There are 21,964,027 ordinary shares issued and outstanding as of October 31, 2019.

Our memorandum and articles of association do not permit a director to decide what compensation he or she will receive. All decisions about director compensation will be recommended by the compensation committee, and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Law, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

Ordinary Shares

General

Each Ordinary Share in the Company confers upon the shareholder:

•	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

•	the right to an equal share in any dividend paid by the Company; and

•	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their ordinary shares.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PLIN.”

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Securities Transfer Corporation.

Distributions

The holders of our ordinary shares are entitled to such dividends or other distributions as may be recommended by the board and authorized by shareholders subject to the Cayman Islands Companies Law and our memorandum and articles of association.

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution of shareholders consented to in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of Cayman Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders whenever they think fit. We must provide at least seven days’ written notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) of all meetings of shareholders, stating the time, place of the general meeting and, in the case of special business, the general nature of that business to shareholders whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors must convene a general meeting upon the written request of one or more shareholders holding at least 10% of our shares.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders holding in the aggregate not less than one-third of the total issue share capital of the Company present in person or by proxy and entitled to vote shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meeting of directors

The management of our company is entrusted to our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside Cayman Islands as the directors determine to be necessary or desirable. A director must be given not less than 5 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if at least two directors are present. If there is a sole director, that director shall be a quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Protection of minority shareholders

We would normally expect Cayman Islands courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of minority shareholders (such as the right to vote and pre-emptive rights), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Share without giving any reason.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase of Ordinary Shares

We are empowered by the Cayman Islands Companies Law to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Cayman Islands Companies Law, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our company’s capital, our company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Law no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, or (3) if the company is being wound up and: (a) the terms of the repurchase provided for it to take place after the commencement of the winding up; or (b) during the period beginning on the date when the repurchase was to have taken place and ending with the commencement of the shares were to have been repurchased. In addition, under the Cayman Islands Companies Law, our company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Modifications of rights

All or any of the special rights attached to any class of our shares may(unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

•	Divide our authorized and issued shares into a larger number of shares; and

•	combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of June 30, 2019, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of June 30, 2019 and on U.S. Treasury regulations in effect or, in some cases, proposed, as of June 30, 2019, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of AllBright Law Offices, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

China Xiangtai Food Co., Ltd. is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. WVM, Inc. is a tax-exempt company incorporated in the British Virgin Islands. CVS Limited is subject to Hong Kong law. Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei are subject to PRC laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

The State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that China Xiangtai Food Co., Ltd. meets all of the conditions above. China Xiangtai Food Co., Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that China Xiangtai Food Co., Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of China Xiangtai Food Co., Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that China Xiangtai Food Co., Ltd. is treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat CQ Penglin as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of CQ Penglin for United States federal income tax purposes, and based upon our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2019, 2018 and 2017, and do not anticipate becoming a PFIC in the foreseeable future.

Assuming that we are the owner of CQ Penglin for United States federal income tax purposes, although we do not believe that we were a PFIC for the taxable year ended June 30, 2019, 2018 and 2017 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning CQ Penglin for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares. Dividends received on the ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. (See “—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since our ordinary shares are listed on the Nasdaq, a U.S. holder holds ordinary shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. To minimize credit risk, we cooperate with local big distributors, which are more recognized in the farmers’ markets and have better credibility history. This information is monitored regularly by management.

In measuring the credit risk of our sales to supermarkets and farmers’ market distributors, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual farmers’ market customers, we use standard approval procedures to manage credit risk for receivables.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and third parties to obtain short-term funding to meet the liquidity shortage. As of June 30, 2019, we had working capital of approximately $22.9 million. We had accounts receivable of approximately $39.5 million, most of them are short-term in nature and can be collected back within 3 months to be used to support our working capital requirements. We believe the components of our current working capital is sufficient to support our operations for the next twelve months. If we are unable to realize its current assets within the normal operating cycle of a twelve month period, we may have to consider supplementing its available sources of funds through obtaining additional loans.

Inflation Risk

We are also exposed to inflation risk Inflationary factors, such as increases in raw material and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the selling prices of our products do not increase with such increased costs.

Foreign Currency Risk

A majority of our operating activities and a significant portion of our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Item 12.	Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

In May 2019, we completed our initial public offering of 1,172,360 of our ordinary shares, at an initial offering price of $5.00 per share. Boustead Securities, LLC acted as our underwriter.

We have received gross proceeds approximately $5.8 million from our initial public offering. Except for our expenses relating to our IPO, we have used the proceeds as general working capital purpose.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2019, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2019, our disclosure controls and procedures were not effective.

(b)	Management’s annual report on internal control over financial reporting.

The annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that David Moss qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at http://www.drespace.cn/PLIN/.

Item 16C.	Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended June 30, 2019 and 2018. Audit services provided by Friedman LLP for fiscal years ended June 30, 2019 and 2018 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Friedman LLP’s fee for the annual audit was $250,000 for our financial statements for the fiscal year ended June 30, 2019, $245,000 for our financial statements for the fiscal year ended June 30, 2018, and $200,000 our financial statements for the fiscal year ended June 30, 2017.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services for the fiscal year ended June 30, 2019, 2018 or 2017.

Tax Fees

The Company has not paid Friedman LLP for tax services for the fiscal year ended June 30, 2019, 2018 or 2017.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal year ended June 30, 2019, 2018 or 2017.

Audit Committee Pre-Approval Policies

Friedman LLP’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by Friedman LLP have been so approved and ratified.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2019.

Item 16F.	Change in Registrant’s Certifying Accountant

There has been no change to the Company’s certifying accountant

Item 16G.	Corporate Governance

Our board of directors currently consists of eight (8) directors, four (4) of whom is independent as such term is defined by the Nasdaq Capital Market.

The directors will be re-elected at our annual general meeting of shareholders on an annual basis.

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board has adopted procedures for communication with the officers and directors on August 22, 2018. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consisted of Mr. David Moss, Ms. Yun Xia, Mr. Bangquan Ou Mr. Zhaorong Zhu and Mr. Montgomery Simus. Mr. David Moss is the chairman of our audit committee. We have determined that Mr. David Moss, Ms. Yun Xia, Mr. Bangquan Ou, Mr. Zhaorong Zhu and Mr. Montgomery Simus satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Zhaorong Zhu, Mr. David Moss, Ms. Yun Xia, Mr. Bangquan Ou and Mr. Montgomery Simus. Mr. Zhaorong Zhu is the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Bangquan Ou, Mr. Zhaorong Zhu, Mr. David Moss, Ms. Yun Xia and Mr. Montgomery Simus. Mr. Bangquan Ou is the chairperson of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on our website at http://www.drespace.cn/PLIN/.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1 (1)	Memorandum and Articles of Association of China Xiangtai Food Co., Ltd.

3.1 (1)	List of Subsidiaries

10.1 (1)	English translation of executed business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017

10.2 (1)	English translation of executed amendment to Business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018

10.3 (1)	English translation of executed consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017

10.4 (1)	English translation of executed amendment to Consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018

10.5 (1)	English translation of form Voting Rights Proxy and Financial Supporting Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders

10.6 (1)	English translation of form Equity Option Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders

10.7 (1)	English translation of form Equity Pledge Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders

10.8 (1)	Executed employment agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai

10.9 (1)	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xia Wang

10.10(1)	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xiaohui Wu

10.11(1)	Executed director service agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai

10.12(2)	Director Offer Letter with David Moss

10.13*	Director Offer Letter with Bangquan Ou

10.14(2)	Director Offer Letter with Montgomery Simus

10.15*	Director Offer Letter with Penglin Wang

10.16*	Director Offer Letter with Xiaohui Wu

10.17*	Director Offer Letter with Yun Xia

10.18*	Director Offer Letter with Zhaorong Zhu

10.19(1)	Call Option Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018

10.20(1)	Entrustment Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018

10.21(1)	Summary Translation of Loan Agreement - Shanghai Pudong Development (SPD) Bank

10.22(1)	Summary Translation of Loan Agreement - Chongqing Rural Commercial Bank

10.23(1)	Summary Translation of Loan Agreement - Chongqing Puluosi Small Mortgage Co., Ltd.

10.24(1)	Summary Translation of Loan Agreement - Shanghai Bank

10.25(1)	Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Chongqing Penglin Food Co. Ltd.

10.26(1)	Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Guangan Yongpeng Food Co. Ltd.

10.27(1)	Summary Translation of Loan Agreement – Chongqing Dadukou Village & Township Bank

11.1(1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the Form F-1/A filed with the SEC on September 17, 2018

(2)	Incorporated by reference to the Form 6-K filed with the SEC on August 14, 2019

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA XIANGTAI FOOD CO., LTD.

By:	/s/ Zeshu Dai
Name: Zeshu Dai
Title: Chief Executive Officer and Chairwomen of the Board (Principal Executive Officer)

Date: November 6, 2019

CHINA XIANGTAI FOOD CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of China Xiangtai Food Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Xiangtai Food Co., Ltd. and Subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the result of its operations and its cash flows for each of the years in the three-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2017. New York, New York

November 6, 2019

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,216,005	$308,033
Restricted cash	-	11,060
Accounts receivable, net	39,522,737	24,364,119
Accounts receivable - related party	-	56,955
Other receivables, net	259,350	150,376
Other receivables - related parties	-	373,065
Inventories	112,641	2,728
Prepayments	213,596	317,860
Security deposits	2,374,586	1,502,819
Loan receivable, net	-	1,957,720
Total current assets	45,698,915	29,044,735

PLANT AND EQUIPMENT, net	4,549,212	3,962,455

OTHER ASSETS
Other receivables	132,181	9,951
Intangible assets, net	462,738	492,330
Prepaid expenses	508,271	-
Deferred tax assets	-	220,222
Total other assets	1,103,190	722,503

Total assets	$51,351,317	$33,729,693

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$4,514,380	$4,530,011
Loans from third parties	3,075,249	4,907,512
Short-term loans - related parties	329,120	-
Accounts payable	8,872,009	2,941,104
Other payables and accrued liabilities	991,912	262,987
Other payables - related parties	1,334,534	549,858
Customer deposits	706,972	654,117
Customer deposits - related party	29,643	31,482
Taxes payable	2,975,046	3,037,585
Total current liabilities	22,828,865	16,914,656

OTHER LIABILITIES
Long-term loan - bank	866,231	981,502
Loan from a third party	3,131,007	-
Total other liabilities	3,997,238	981,502

Total liabilities	26,826,103	17,896,158

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Redeemable ordinary shares, $0.01 par value, 0 and 725,000 shares issued and outstanding as of June 30, 2019 and 2018, respectively	-	1,800,000

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 21,964,027 and 20,000,000 shares issued and outstanding as of June 30, 2019 and 2018, respectively	219,640	200,000
Additional paid-in capital	11,031,937	4,655,943
Statutory reserves	1,496,642	940,816
Retained earnings	12,085,566	8,277,801
Accumulated other comprehensive loss	(308,571)	(41,025)
Total shareholders' equity	24,525,214	14,033,535

Total liabilities, mezzanine equity and shareholders' equity	$51,351,317	$33,729,693

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2019	2018	2017
REVENUES
Supermarket and grocery store	$7,322,243	$3,750,904	$4,451,149
Farmers' market	95,222,909	97,353,320	58,825,330
Total revenues	102,545,152	101,104,224	63,276,479

COST OF REVENUES
Supermarket and grocery store	6,371,345	3,193,830	3,011,400
Farmers' market	87,172,588	88,258,923	55,198,004
Total cost of revenues	93,543,933	91,452,753	58,209,404

GROSS PROFIT	9,001,219	9,651,471	5,067,075

OPERATING EXPENSES:
Selling	1,255,340	708,531	854,643
General and administrative	1,467,373	981,347	515,596
Provision for doubtful accounts	743,986	918,940	175,317
Total operating expenses	3,466,699	2,608,818	1,545,556

INCOME FROM OPERATIONS	5,534,520	7,042,653	3,521,519

OTHER INCOME (EXPENSE)
Interest income	2,196	388,781	741,218
Interest expense	(841,130)	(1,282,291)	(667,748)
Other finance expenses	(138,926)	(141,284)	(266,155)
Other income (expense), net	20,580	(18,596)	1,777
Provision for doubtful accounts - loan receivable	-	(1,506,778)	-
Total other expense, net	(957,280)	(2,560,168)	(190,908)

INCOME BEFORE INCOME TAXES	4,577,240	4,482,485	3,330,611

PROVISION FOR INCOME TAXES	213,649	714,376	875,737

NET INCOME	4,363,591	3,768,109	2,454,874

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(267,546)	133,553	(135,663)

COMPREHENSIVE INCOME	$4,096,045	$3,901,662	$2,319,211

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	20,319,723	20,000,000	20,000,000
Diluted	20,944,951	20,083,151	20,000,000

EARNINGS PER SHARE
Basic	$0.21	$0.19	$0.12
Diluted	$0.21	$0.19	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

						Accumulated
			Additional	Retained earnings		other
	Ordinary Shares		paid-in	Statutory		comprehensive
	Shares	Par Value	capital	reserves	Unrestricted	loss	Total
BALANCE, June 30, 2016	20,000,000	$200,000	$4,371,674	$299,489	$2,696,145	$(38,915)	$7,528,393
Capital contribution	-	-	284,269	-	-	-	284,269
Net income	-	-	-	-	2,454,874	-	2,454,874
Statutory reserves	-	-	-	262,721	(262,721)	-	-
Foreign currency translation	-	-	-	-	-	(135,663)	(135,663)
BALANCE, June 30, 2017	20,000,000	200,000	4,655,943	562,210	4,888,298	(174,578)	10,131,873
Net income	-	-	-	-	3,768,109	-	3,768,109
Statutory reserves	-	-	-	378,606	(378,606)	-	-
Foreign currency translation	-	-	-	-		133,553	133,553
BALANCE, June 30, 2018	20,000,000	200,000	4,655,943	940,816	8,277,801	(41,025)	14,033,535
Issuance of ordinary shares through private placements	66,667	667	199,333	-	-	-	200,000
Issuance of ordinary shares in connection with redemption rights	725,000	7,250	1,792,750	-	-	-	1,800,000
Issuance of ordinary shares through initial public offering, net	1,172,360	11,724	4,383,911	-	-	-	4,395,634
Net income	-	-	-	-	4,363,591	-	4,363,591
Statutory reserves	-	-	-	555,826	(555,826)	-	-
Foreign currency translation	-	-	-	-	-	(267,546)	(267,546)
BALANCE, June 30, 2019	21,964,027	$219,640	$11,031,937	$1,496,642	$12,085,566	$(308,571)	$24,525,214

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,363,591	$3,768,109	$2,454,874
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	689,534	542,189	531,625
Amortization of long-term prepaid expenses	109,544	-	-
Provision for doubtful accounts	743,986	2,425,718	175,317
Deferred tax expense (benefit)	213,649	(126,936)	(43,829)
Change in operating assets and liabilities
Accounts receivable	(16,864,582)	(12,021,191)	(8,778,203)
Accounts receivable - related party	-	(40,780)	(16,432)
Other receivables	(147,078)	(88,954)	73,744
Inventories	167,860	291,594	829,946
Prepayments	93,508	209,777	(471,910)
Security deposits	(1,388,179)	-	-
Loan receivables - interest	727,338	(384,788)	(735,200)
Accounts payable	5,526,477	68,175	2,413,550
Other payables and accrued liabilities	382,309	245,373	20,028
Customer deposits	74,675	554,889	76,673
Customer deposits - related party	(723)	32,049	-
Taxes payable	40,830	929,745	955,988
Net cash used in operating activities	(5,267,261)	(3,595,031)	(2,513,829)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(20,635)	(89,351)	(11,674)
Repayments from loan to third party	1,171,945	-	-
Cash received from acquisition of grocery stores	42,234	-	-
Net cash provided by (used in) investing activities	1,193,544	(89,351)	(11,674)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from (loans to) other receivables - related parties, net	272,710	2,736,001	(1,557,884)
Proceeds from (repayments of) other payables - related parties, net	353,321	609,048	(5,342)
Proceeds from capital contribution	-	-	286,361
Proceeds from issuance of ordinary shares through private placements	200,000	-	-
Proceeds from issuance of ordinary shares through initial public offering, net	4,395,634	-	-
Proceeds from issuance of ordinary shares with redemption rights	-	1,800,000	-
Proceeds from short-term loans - banks	4,901,661	6,148,734	9,427,898
Repayments of short-term loans - banks	(5,194,743)	(11,375,158)	(3,994,374)
Proceeds from short-term loans - third parties	1,218,401	11,134,708	3,068,377
Repayments of short-term loans - third parties	(322,285)	(6,138,861)	(4,316,619)
Proceeds from short-term loans - related parties	331,075	-	-
Proceeds from long-term loan	923,830	-	-
Repayments of long-term loan	(1,004,659)	-	-
Proceeds from notes payable	-	-	1,475,863
Repayments of notes payable	-	(1,537,184)	(7,343)
Changes in security deposits	575,581	615,426	(1,880,588)
Net cash provided by financing activities	6,650,526	3,992,714	2,496,349

EFFECT OF EXCHANGE RATE ON CASH	320,103	(10,769)	(1,164)

CHANGES IN CASH	2,896,912	297,563	(30,318)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	319,093	21,530	51,848

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$3,216,005	$319,093	$21,530

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$823,551	$1,389,533	$667,748

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party offset with other payable - related party upon execution of the tri-party offset agreement	$439,479	$50,627	$-
Issuance of ordinary shares with redemption rights of mezzanine equity	$1,800,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Note 1 – Nature of business and organization

China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) is a holding company incorporated on January 23, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of WVM Inc. (“Xiangtai BVI”). Xiangtai BVI is also a holding company holding all of the outstanding equity of CVS Limited, (“Xiangtai HK”). Xiangtai HK is also a holding company holding all of the outstanding equity of Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”).

The Company, through its variable interest entity (“VIE”), Chongqin Penglin Food Co., Ltd. (“CQ Penglin”) and through its wholly-owned subsidiary, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”), engages in slaughtering, processing, packing and selling various processed meat products. On July 2, 2018, the Company acquired Chongqing Pengmei Supermarket Co. Ltd., (“CQ Pengmei”) that operated two grocery stores under common control of Ms. Zeshu Dai, its CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. One of the grocery stores temporarily stopped operation in August 2018 due to fire safety requirement not being met by the landlord and the Company filed a lawsuit against the landlord for the safety issues in connection with the store operating lease (see Note 14). The grocery store which can be reopened once the court issues a judgment and the fire safety requirements are met. The acquisition price was at the carrying value on CQ Pengmei books and records for a total of approximately $0.9 million (RMB 5,949,052). The Company’s headquarter is located in the city of Chongqing, a direct-controlled municipality of the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by CQ Penglin, GA Yongpeng and CQ Pengmei.

In May 2018, Xiangtai Cayman completed its reorganization of entities under the common control of one major shareholder, Zeshu Dai, who obtained 100% control of China Meitai Food Co., Ltd. (“China Meitai”), which has 64.17% ownership in Xiangtai Cayman, through an entrustment agreement with a third party prior to the reorganization, which the third party entrusted its voting power, personnel appointment power and other power-related to operating and managing of China Meitai, and therefore effectively the control of Xiangtai Cayman, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai entered into a call option agreement with a third party who is currently the sole shareholder of China Meitai. Pursuant to the call option agreement, the third party granted Ms. Dai an option that upon the closing of the initial public offering of the Company, Ms. Dai can exercise control of 97.74% of the shares of China Meitai. After excising the option shares in China Meitai, Ms. Dai indirectly owns 62.73% shares of the Company through China Meitai concurrently with the completion of the reorganization in May 2019.

Xiangtai Cayman, Xiangtai BVI and Xiangtai HK were established as the holding companies of Xiangtai WFOE. Xiangtai WFOE is the primary beneficiary of CQ Penglin and is the holding company of GA Yongpeng, and all of these entities included in Xiangtai Cayman are under common control of Ms. Dai and her immediate family members. As the 97.7% major shareholder in China Meitai, upon exercising the option shares, who collectively owns 100% of CQ Penglin and 100% of GA Yongpeng prior to the reorganization, causing the consolidation of CQ Penglin and GA Yongpeng which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Xiangtai Cayman.

On May 10, 2019, the Company closed its initial public offering of an aggregate of 1,172,360 ordinary shares, par value $0.01 per share, at a public offering price of $5.00 per share, for gross proceeds of $5,861,800 (the “Closing”). The Company received net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $4.4 million from the offering.

The accompanying consolidated financial statements reflect the activities of Xiangtai Cayman and each of the following entities:

Name	Background	Ownership
Xiangtai BVI	· A British Virgin Islands company	100%
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK
CQ Penglin	· A PRC limited liability company · Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE
GA Yongpeng	· A PRC limited liability company · Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE
CQ Pengmei	· A PRC limited liability company · Grocery stores selling daily necessities	100% owned by Xiangtai WFOE

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Arrangements

CQ Penglin’s PRC business license includes business activities of marketing survey service in the livestock industry and it is being included as a social survey category, which is within the business category in which foreign investment is restricted pursuant to the current PRC regulations. As such, CQ Penglin is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of five agreements (collectively the “Contractual Arrangements”). The significant terms of the Contractual Agreements are as follows:

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE is engaged as the exclusive provider of management consulting services to CQ Penglin. For such services, CQ Penglin agrees to pay service fees determined based on all of their net income to Xiangtai WFOE or Xiangtai WFOE has the obligation to absorb all of the losses of CQ Penglin.

The technical consultation and services agreement, as amended, remains in effect for 30 years until October 8, 2047. The agreement can be extended only if Xiangtai WFOE gives its written consent of extension of the agreement before the expiration of the agreement and CQ Penglin then may extend without reservation.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE has the exclusive right to provide CQ Penglin with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, Xiangtai WFOE is entitled to a service fee that equals all of the net income of CQ Penglin determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by Xiangtai WFOE in that month and the operational needs of CQ Penglin.

The business cooperation agreement, as amended, remains in effect unless Xiangtai WFOE commits gross negligence, or a fraudulent act, against CQ Penglin. Nevertheless, Xiangtai WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to CQ Penglin at any time.

Equity Option Agreements

Pursuant to the equity option agreements, as amended, among the shareholders who collectively owned all of CQ Penglin and Xiangtai WFOE, CQ Penglin These shareholders jointly and severally grant Xiangtai WFOE an option to purchase their equity interests in CQ Penglin. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of CQ Penglin, these shareholders of CQ Penglin are required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired all equity interests of CQ Penglin, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of CQ Penglin has been transferred to Xiangtai WFOE or its designee.

Equity Pledge Agreements

Pursuant to the equity pledge agreements, as amended, among the shareholders who collectively owned all of CQ Penglin, pledge all of the equity interests in CQ Penglin to Xiangtai WFOE as collateral to secure the obligations of CQ Penglin under the exclusive consulting services and operating agreement. These shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Xiangtai WFOE’s interests, without Xiangtai WFOE’s prior approval. In the event of default, Xiangtai WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of CQ Penglin. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, as amended, the shareholders of CQ Penglin give Xiangtai WFOE an irrevocable proxy to act on their behalf on all matters pertaining to CQ Penglin and to exercise all of their rights as shareholders of CQ Penglin, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in CQ Penglin. In consideration of such granted rights, Xiangtai WFOE agrees to provide the necessary financial support to CQ Penglin whether or not CQ Penglin incurs a loss, and agrees not to request repayment if CQ Penglin is unable to do so. The agreements shall remain in effect for 30 years until October 8, 2047.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the foregoing contractual arrangements, which grant Xiangtai WFOE effective control of CQ Penglin, obligate Xiangtai WFOE to absorb all of the risks of loss from their activities, and enable Xiangtai WFOE to receive all of their expected residual returns, the Company accounts for CQ Penglin as a VIE.

The Company consolidates the accounts of CQ Penglin for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE. All intercompany transactions and balances are eliminated upon consolidation.

Enterprise-wide disclosure

The Company’s chief operating decision-makers (i.e. chief executive officer and her direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by business lines (supermarket and farmers’ market revenues) for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within one reportable segment as the Company’s grocery store operations are currently immaterial to its consolidated operation in total assets, revenue and net income (loss).

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, and allowance for doubtful accounts. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $(308,571) and $(41,025) as of June 30, 2019 and 2018, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2019 and 2018 were translated at 6.87 RMB and 6.62 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended June 30, 2019, 2018 and 2017 were 6.83 RMB, 6.51 RMB and 6.81 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Restricted cash representing cash deposits frozen by the People’s Court of Yunyang related to the guarantee contract CQ Mingwen, CQ Penglin, GA Yongpeng and Mr. Mingwen Wang entered into on May 16, 2016. The frozen cash deposits were unfrozen by the Court in July 2018 after Mr. Mingwen Wang waived the liabilities of CQ Mingwen, CQ Penglin and GA Yongpeng, personally became responsible for all three payments and paid the first payment to the lender (See Note 13 for details).

Accounts receivable

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical experience, aging of the receivables, the economic environment, trends in the food industry and the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. The Company provides an allowance for doubtful accounts provision of 25% for accounts receivable balances that are past due more than 180 days but less than 270 days, an allowance for doubtful accounts provision of 50% of for accounts receivable past due from 270 days but less than one year, an allowance for doubtful accounts provision of 100% for accounts receivable past due beyond one year, plus additional amounts as necessary when the Company’s collection department determines the collection of the full amount is remote and the Company’s management approves 100% of the allowance for doubtful accounts. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management has continued to evaluate the reasonableness of its valuation allowance policy and will update it if necessary.

Other receivables

Other receivables primarily include advances to employees, amounts due from unrelated entities, VAT tax refunds, and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2019 and 2018, allowance for the doubtful accounts were $48,203 and $49,981, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value at least annually and records a reserve against the inventory when the carrying value exceeds net realizable value.

Prepayments

Prepayments are cash deposited or advanced to services providers for future inventory purchases or future services. This amount is refundable and bears no interest.

Security deposits

Security deposits are cash deposited to service providers who assisted the Company as a third party guarantor in the Company’s bank loans and sales contracts. These amounts are non-interest bearing and refundable upon the repayments of the loans or notes payable or fulfillment of sales contracts.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 0% or 5% residual value. The estimated useful lives are as follows:

Useful Life
Building	10-20 years
Electronic devices	5-10 years
Automobile	5-10 years
Office equipment	5 years
Leasehold improvements	Shorter of the lease term or useful life

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land-use rights.” The Company has obtained rights to use various parcels of land for 50 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2019 and 2018, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Loans receivable and the related accrued interest in the consolidated balance sheets at carrying value, which approximates fair value as the negotiated interest rates were indicative of the loan recipient’s financial condition and the rates the recipient could have obtained from an advance of another loan provider. Long-term bank loan on the balance sheets is at carrying value, which approximates fair value as the bank was lending the money to the Company at the market rate.

Revenue recognition

Prior to June 30, 2018, revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues are recognized at the date of goods delivered and title passed to customers or agents, when a formal arrangement exists, the price is fixed or determinable, the Company has no other significant obligations and collectability is reasonably assured. The Company’s revenues come from two channels: supermarkets and farmers’ markets. The products sold in supermarkets are processed meat products and they sold in the PRC are subject to a Chinese value-added tax (“VAT”). The products sold at farmers’ markets are fresh-killed hog and hog’s byproducts. These products sold in the PRC are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

On July 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of June 30, 2018. The core principle underlying the revenue recognition ASU is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or overtime, based on when control of goods and services transfers to a customer.  The Company’s revenue streams are primarily recognized at a point in time.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and determined that there were no differences in the pattern of revenue recognition. The Company also evaluated its current costs and liabilities in relation to its revenue streams and determined no contract assets (or contract liabilities) are required to be capitalized or accrued upon adoption. Disaggregated revenue by the Company’s revenue streams, such as supermarket and grocery store revenue and famers’ market revenue are required to be disclosed upon adoption, which has been reflected in the accompanying consolidated statements of income and comprehensive income.

Cost of revenues

Cost of revenues comprised of the cost of raw materials and the cost of processing and overhead expenses on sold products.

Shipping and handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $14,876, $4,320 and $10,452 for the years ended June 30, 2019, 2018 and 2017, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017 to 2019 are subject to examination by any applicable tax authorities.

Earnings per share (“EPS”)

Basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Ordinary shares equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share. Dilution is computed by applying the treasury share method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

A total of 725,000 issued and outstanding ordinary shares with redemption rights prior to the redemption right removal on May 10, 2019 are included in the diluted earnings per share calculation with a weighted average effect of 623,699 and 83,151 ordinary shares for the years ended June 30, 2019 and 2018, respectively as if the shares were issued without any redemption right. A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method are included in the diluted EPS calculation for the year ended June 30, 2019. A total of 1,172,360 warrants issued on May 10, 2019 are excluded in the diluted EPS calculation for the year ended June 30, 2019 as the average market price is lower than or equal to the exercise price.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $95,331, $54,804 and $51,801 for the years ended June 30, 2019, 2018 and 2017, respectively.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from the inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in the income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on July 1, 2019. The adoption of ASU 2016-02 will recognize additional operating liabilities of approximately $1.3 million, with corresponding right of use (“ROU”) assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a term longer than 12 months.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption was permitted, including adoption in an interim period. Management adopted this ASU early during the year ended June 30, 2018. For the year ended June 30, 2018, cash and cash equivalents were increased by the amount of the restricted cash on the Company’s statement of cash flows.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU on July 1, 2020 would have a material effect on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which to include share-based payment transactions for acquiring goods and services from nonemployees, which nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Management plans to adopt this ASU on July 1, 2020. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company does not believe the adoption of this ASU will not have a material effect on the Company’s audited consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation such as segregating the selling and general and administrative expenses for comparative purpose. These reclassifications have no effect on the reported revenues, net income (loss) or total assets.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable interest entity (“VIE”)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Xiangtai WFOE is deemed to have a controlling financial interest and be the primary beneficiary of CQ Penglin because it has both of the following characteristics:

(1)	The power to direct activities at CQ Penglin that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from CQ Penglin that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, CQ Penglin pays service fees equal to all of its net income to Xiangtai WFOE. At the same time, Xiangtai WFOE is obligated to absorb all of CQ Penglin’s losses. The Contractual Arrangements are designed so that CQ Penglin operates for the benefit of Xiangtai WFOE and ultimately, the Company. Accordingly, the accounts of CQ Penglin are consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements.

The carrying amount of VIE’s consolidated assets and liabilities are as follows:

	June 30, 2019	June 30, 2018
Current assets	$39,258,826	$27,501,962
Property and equipment, net	868,435	1,050,013
Other noncurrent assets	162,142	392,876
Total assets	40,289,403	28,944,851
Total liabilities	(30,645,069)	(18,922,393)
Net assets	$9,644,334	$10,022,458

	June 30, 2019	June 30, 2018
Current liabilities:
Short-term loans – banks	$4,150,310	$4,530,011
Loans from third parties	2,303,420	4,756,512
Short-term loans – related parties	329,120	-
Accounts payable	6,995,932	651,404
Other payables and accrued liabilities	238,882	206,850
Other payables – related parties	528,717	444,709
Intercompany payables	8,928,579	4,291,604
Customer deposits	367,149	150,578
Taxes payable	2,805,722	2,909,223
Total current liabilities	26,647,831	17,940,891

Other liabilities:
Long-term loan – bank	866,231	981,502
Loan from a third party	3,131,007	-
	3,997,238	981,502

Total liabilities	$30,645,069	$18,922,393

The summarized operating results of the VIE’s are as follows:

	For the year ended June 30, 2019	For the year ended June 30, 2018	For the year ended June 30, 2017
Operating revenues	$89,959,760	$94,596,470	$60,944,017
Gross profit	$7,809,539	$9,011,763	$5,146,692
Income from operations	$6,556,351	$9,454,230	$3,694,021
Net income	$5,533,912	$3,786,061	$2,627,212

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Accounts receivable, net

Accounts receivable, net consist of the following:

	June 30, 2019	June 30, 2018
Accounts receivable	$41,827,554	$25,987,083
Allowance for doubtful accounts	(2,304,817)	(1,622,964)
Total accounts receivable, net	$39,522,737	$24,364,119

Movements of allowance for doubtful accounts are as follows:

	June 30, 2019	June 30, 2018
Beginning balance	$1,622,964	$703,604
Addition	743,986	918,940
Write off	-	-
Exchange rate effect	(62,133)	420
Ending balance	$2,304,817	$1,622,964

Note 5 – Security deposits

Security deposits include loan deposits for the loans from various banks or other financial institutions and sales performance deposit to guarantee its sales contracts.

Security deposits consist of the following:

	June 30, 2019	June 30, 2018
Loan deposits	$986,407	$1,502,819
Sales performance deposit (1)	1,388,179	-
Total security deposits	$2,374,586	$1,502,819

(1)	In May 2019, the Company signed a sales contract with a customer for its fresh killed hogs due to shortage of hog supplies in 2019. The contract requires the customer to prepay approximately $1.4 million (RMB 9,551,078) to the Company as customer deposits, and it also requires the Company to provide a sales performance deposit of $1,388,179 to the customer for guaranteeing its hog supplies from May 2019 to August 2019, and was extended to December 2019. Once the sales performances have been completed, the customer will return the deposit back to the Company.

Note 6 – Plant and equipment, net

Plant and equipment consist of the following:

	June 30, 2019	June 30, 2018
Buildings	$3,950,375	$3,620,194
Automobile	118,487	88,038
Electronic devices	3,808,900	3,711,772
Office equipment	34,105	35,363
Leasehold improvements	762,772	-
Subtotal	8,674,639	7,455,367
Less: accumulated depreciation	(4,125,427)	(3,492,912)
Total	$4,549,212	$3,962,455

Depreciation expense for the years ended June 30, 2019, 2018 and 2017 amounted to $677,387, $529,442 and $519,448, respectively. As of June 30, 2019, property recorded at RMB 12,268,800 (approximately $1.8 million) was pledged as collateral to secure a loan that a related party borrowed from a bank (see Note 9).

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2019	June 30, 2018
Land use rights	$603,774	$626,048
Less: accumulated amortization	(141,036)	(133,718)
Net intangible assets	$462,738	$492,330

Amortization expense for the years ended June 30, 2019, 2018 and 2017 amounted to $12,147, $12,747 and $12,177, respectively. As of June 30, 2019, land use right recorded at RMB 10,198,100 (approximately $1.5 million) was pledged as collateral to secure a loan that a related party borrowed from a bank (see Note 9).

The estimated amortization is as follows:

Twelve months ending June 30,	Estimated amortization expense
2020	$12,147
2021	12,147
2022	12,147
2023	12,147
2024	12,147
Thereafter	402,003
Total	$462,738

Note 8 – Loan receivables

On November 1, 2015, the Company and Hunan Huade Food Co., Ltd. (“Hunan Huade”), a third party, entered into loan contract due on June 30, 2018 for RMB 8 million (approximately $1.2 million) which was subsequently repaid. As of June 30, 2018 remaining interest receivable totaled $1,957,720. In fiscal 2019, the Company reassessed the collectability of this and determined the remaining interest and determined the collectability was remote, therefore, provided 100% allowance on such remaining balance as of June 30, 2019. The Company no longer recognizes accrued interest income. As of June 30, 2019 and 2018, the total loan receivable from Hunan Huade was $0 and $1,957,720 net of allowance balance of $0 and $1,480,136, respectively.

During the years ended June 30, 2019, 2018 and 2017, the interest income from the loan was $0, $384,788 and $735,200, respectively.

Note 9 – Related party transactions and balances

Related party transactions

a.	Revenues – related parties:

Name of related party	Relationship	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018	For the Year Ended June 30, 2017
Chongqing Mingwen Food Co., Ltd. (“CQ Mingwen”)	President is the daughter-in-law of the Company’s Chief Executive Officer (“CEO”)	$-	$36,091	$66,525
Chongqing Pengmei Supermarket Co., Ltd (“CQ Pengmei”)	Indirectly owned by CEO and CEO's spouse	-	334,147	-
		$-	$370,238	$66,525

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related party balances

a.	Accounts receivable – related party:

Name of related party	Relationship	June 30, 2019	June 30, 2018
CQ Pengmei	Significantly influenced by Penglin	$-	$56,955	(1)

(1)	On July 2, 2018, the Company acquired CQ Pengmei and the balance was eliminated upon acquisition subsequent to July 2, 2018.

b.	Customer deposit – related party:

Name of related party	Relationship	June 30, 2019	June 30, 2018
CQ Mingwen	Significantly influenced by Penglin	$29,643	$31,482

c.	Other receivables – related parties:

Other receivables - related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as loans to these related parties. These loans are unsecured, non-interest bearing and due on demand.

Name of related party	Relationship	June 30, 2019	June 30, 2018
CQ Pengmei	Significantly influenced by Penglin	$-	$373,065	(2)

(2)	On July 2, 2018, the Company acquired CQ Pengmei and the balance was eliminated upon acquisition subsequent to July 2, 2018.

d.	Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advanced made by the related party on behalf of the Company. This advance is unsecured and non-interest bearing. Current payables are due on demand.

Name of related party	Name of related party	June 30, 2019	June 30, 2018
Xia Wang	Chief Financial Officer	$83,619	$30,015
Zeshu Dai	CEO	659,420	486,418
Penglin Wang	Son of the CEO	162,047	33,425
Zili Zhang	CEO of CQ Pengmei	429,448	-
		$1,334,534	$549,858

e.	Short-term loans – related parties:

Short-term loans – related parties are those short-term loans from advances made by certain related parties for the daily operations needs of the Company. These loans are unsecured and interest bearing.

			Weighted
			average	Collateral/
Short term loans	Relationship	Maturities	interest rate	Guarantee	June 30, 2019	June 30, 2018
Xia Wang	Chief Financial Officer	February 20, 2020	9.60%	None	104,852	-
Penglin Wang	Son of CEO	December 27, 2019	9.60%	None	224,268	-
Total					$329,120	$-

Interest expense incurred on the above mentioned related party loans amounted to $11,403, $0 and $0 for the years ended June 30, 2019, 2018 and 2017, respectively.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f.	Guarantee provided to related party loan

On December 26, 2017, CQ Mingwen (the “borrower”) entered into a loan agreement with SPD Rural Bank (the lender) to borrow RMB 9 million (approximately $1.4 million) as working capital for one year and was extend for another year to December 26, 2019. GA Yongpeng pledged a land-use right recorded at RMB 10,198,100 (approximately $1.5 million) and building property recorded at RMB 12,268,800 (approximately $1.8 million) as collateral (see Note 6, 7 and 14).

g.	Loans guarantees by related parties

The Company has various short-term loans guaranteed by its related parties. See Note 10.

Note 10 – Credit Facilities

Short term loans – banks

Outstanding balances on short-term bank loans consisted of the following:

Lenders	Maturities	Weighted average interest rate	Collateral/Guarantee	June 30, 2019	June 30, 2018
Shanghai Pudong Development (“SPD”) Bank Chongqing Nanbing Road Branch	April 22, 2020	6.09%	A security deposit of $109,221 and guaranteed by the CEO and certain members of the family and affiliate	$1,456,187	$1,510,004
Chongqing Rural Commercial Bank	December 6, 2019	6.74%	Guaranteed by the CEO and certain members of the family and affiliate	2,694,122	3,020,007
Chongqing Beibei Chouzhou Bank Co., Ltd.	January 20, 2020	6.96%	Guaranteed by GA Yongpeng’s properties recorded at RMB 36,626,600 (approximately $5.3 million) and Zeshu Dai’s 6.25% of stock right of GA Yongpeng recorded at RMB 1,250,000 (approximately $0.2 million)	364,071	-
Total				$4,514,380	$4,530,011

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans from third parties

Outstanding balances of short term third-party loans consisted of the following:

Lenders	Maturities	Weighted average interest rate	Collateral/Guarantee	June 30, 2019	June 30, 2018
Sichuan Toucu Financial Information Services Co., Ltd	Various amounts due between November 2018 and December 2018 ($145,628 was repaid in August 2019, and the balance was extended to be due between November 2019 and December 2019)	9.0%	None	$407,758	$302,001
Chongqing Puluosi Small Mortgage Co., Ltd.	Various amounts due between November 2018 and January 2019 (Reached new repayment terms upon private settlement)*	12.0%	Guaranteed by the CEO and certain members of the family and affiliate	4,805,734	4,530,011
Chongqing Zhouyang Shipping Co., Ltd	December 28, 2019	18.0%	None	72,814	75,500
Mei Yang	October 10, 2019 (Renewed and to be due on October 10, 2020)	18.0%	None	43,688	-
Ping Wang	January 10, 2020	9.89%	None	48,057	-
Yuzhu Hu	November 30, 2019	14.4%	None	160,191	-
Yixuan Liu	September 11, 2019 (Renewed and to be due on March 11, 2020)	12.0%	None	87,377	-
Shuming Yang	September 20, 2019 (Renewed and to be due on March 20, 2020)	12.0%	None	174,754	-
Qin Cao	October 22, 2019 (Renewed and to be due on October 22, 2020)	24.0%	None	72,814	-
Maohua Xia	Various amounts due between August 2019 and September 2019 (Renewed and various amounts to be due between August 2020 and September 2020)	24.0%	None	223,848	-
Bangwei Zhu	May 2, 2020	12.0%	None	36,407	-
Mei Zhang	April 9, 2019 (Renewed and to be due on April 9, 2020)	24.0%	None	72,814	-
Total loans from third parties				$6,206,256	$4,907,512
Total non-current loans from a third party				(3,131,007)	-
Total current loans from third parties				$3,075,249	$4,907,512

*The Company settled the renewal terms of these past-due loans with the lender in September 2019. According to the renewal terms, the Company repaid $116,503 (RMB 800,000) in September 2019. Among the remaining balance, $101,940 (RMB 700,000) will be due by the end of October 2019, $728,141 (RMB 5,000,000) will be due on December 1, 2019, $728,141 (RMB 5,000,000) will be due on March 31, 2020, and $3,131,007 (RMB 21,500,000) with interests will be due on August 30, 2020.

Short term loans – related parties

See Note 9.

Long-term loan - bank

The outstanding balance of long term bank loan consisted of the following:

Lender	Maturity	Weighted average interest rate	Collateral/Guarantee	June 30, 2019	June 30, 2018
Chongqing Dadukou Rongxing Village & Township Bank	September 20, 2020	12.0%	Guaranteed by CQ Penglin, CQ Pengmei, GA Yongpeng, CQ Mingwen, the CEO and certain members of the family	$866,231	$981,502

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expense pertaining to the above loans for the years ended June 30, 2019, 2018 and 2017 amounted to $823,551 ($11,403 was for interest expense of loans – related parties), $1,243,708 and $632,160, respectively.

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Xiangtai BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under the current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Xiangtai HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Xiangtai HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Income tax exemption status granted

On August 20, 2018, the Lingshui County Tax Bureau enacted a tax exemption for Lingshui Guang’an Yongpeng Food Co., Ltd. (wholly owned subsidiary) which expires on December 31, 2020. In addition, the benefit can also be retroactively applied to prior periods from January 1, 2014 to June 30, 2017. The tax savings for the years ended June 30, 2019 and 2018 was $1,389,566 and $122,251, respectively, and no tax savings for the year ended June 30, 2017 as GA Yongpeng was operated at losses. The Company’s basic and diluted earnings per shares would have been lower by $0.07 and $0.01 per share for the years ended June 30, 2019 and 2018 without the preferential tax rate reduction, respectively.

Significant components of the provision for income taxes are as follows:

	For the year ended June 30, 2019	For the year ended June 30, 2018	For the year ended June 30, 2017
Current	$-	$841,312	$919,566
Deferred tax expense (benefit)	213,649	(126,936)	(43,829)
Total provision for income taxes	$213,649	$714,376	$875,737

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles China statutory rates to the Company’s effective tax rate:

	June 30, 2019	June 30, 2018	June 30, 2017
China income tax rate	25.0%	25.0%	25.0%
Change in valuation allowance	1.2%	0.0%	1.3%
Income tax exemption status granted	(21.5)%	(9.3)%	0.0%
Others*	0.0%	0.2%	0.0%
Effective tax rate	4.7%	15.9%	26.3%

*This represents the expenses incurred by the Company that are not deductible for PRC income tax purposes during the years.

Deferred tax assets – China

Deferred tax assets are comprised of allowance for doubtful accounts at June 30, 2018 totaling $220,222.

NOL carried forward

According to Chinese tax regulations, net operating losses can be carried forward to offset taxable income for the next five years. During the year ended June 30, 2017, GA Yongpeng incurred net operating losses (“NOL”) of approximately $172,000 and recognized approximately $43,000 deferred tax assets in relation to the net operating losses carryforward, which the Company has provided 100% allowance at June 30, 2017. On August 20, 2018, GA Yongpeng obtained the tax-free benefit and the Company utilized the tax planning strategy to allocate intercompany profit into GA Yongpeng. As a result, for the years ended June 30, 2019, 2018 and 2017, there was no tax effect in relation to the NOL that the Company has previously reserved.

Bad debt allowance

Bad debt allowance must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions.

Value-added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceed or at a rate approved by the Chinese local government.

All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 0%, 11%, 13% or 17% of the gross sales price depending on how much processing was added by the Company to each kind of products or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Taxes payable consisted of the following:

	June 30, 2019	June 30, 2018
Income taxes	$2,805,722	$2,909,223
Other taxes	169,324	128,362
Totals	$2,975,046	$3,037,585

Note 12 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash). As of June 30, 2019 and 2018, $78,918 and $319,071 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is also exposed to risk from its accounts receivable, other receivables – related parties, and loan receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

As of June 30, 2019, the Company had working capital of approximately $22.9 million. The Company had accounts receivable of approximately $39.0 million, most of them are short-term in nature and can be collected back within 3 months to be used to support its working capital requirements. The Company believes the components of its current working capital is sufficient to support its operations for the next twelve months from the date of this report. If the Company is unable to realize its current assets within the normal operating cycle of a twelve-month period, the Company may have to consider supplementing its available sources of funds through obtaining additional loans.

Customer concentration risk

For the years ended June 30, 2019 and 2018, no customer accounted for more than 10% of the Company’s total revenues. For the year ended June 30, 2017, one customer accounted for 79.1% of the Company’s total revenues.

As of June 30, 2019 and 2018, no customer accounted for more than 10% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended June 30, 2019, four vendors accounted for 29.8%, 17.6%, 16.8% and 16.5% of the Company’s total purchases. For the year ended June 30, 2018, four vendors accounted for 29.0%, 24.5%, 21.2% and 12.8% of the Company’s total purchases. For the year ended June 30, 2017, three vendors accounted for 51.3%, 22.2% and 13.3% of the Company’s total purchases.

As of June 30, 2019, four vendors accounted for 25.3%, 23.0%, 16.0% and 12.3% of the total balance of accounts payable. As of June 30, 2018, two vendors accounted for 47.5% and 22.3% of the total balance of accounts payable.

Note 13 – Equity

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Xiangtai WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. CQ Penglin, GA Yongpeng and CQ Pengmei may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. The remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange.

As of June 30, 2019 and 2018, Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei collectively attributed $1,496,642 and $940,816 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2019 and 2018, amounts restricted are the net assets of Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei, which amounted to $18,571,570 and $14,033,535, respectively.

Mezzanine equity

On March 31, 2018, the Company entered into a Securities Purchase Agreement with a limited liability partnership (the “Purchaser”), an unrelated third party, pursuant to which the Company sold to the Purchaser in a private placement 375,000 ordinary shares of the Company, par value $0.01 per share, at a purchase price of $2.00 per share for an aggregate offering price of $750,000. The Purchaser has a redemption right of the ordinary shares at the original purchase value.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 27, 2018, the Company entered into a Securities Purchase Agreement with a limited liability partnership (the “Purchaser”), an unrelated third party, pursuant to which the Company sold to the Purchaser in a private placement 350,000 ordinary shares of the Company, par value $0.01 per share, at a purchase price of $3.00 per share for an aggregate offering price of $1,050,000. The Purchaser has a redemption right of the ordinary shares at the original purchase value.

On May 10, 2019, the Company had completed the initial public offering and the redeemable shares have been converted into 725,000 ordinary shares.

Capital contribution

On May 26, 2017, the Company’s shareholders have contributed $284,269 into the Company as additional capital.

Private placements

On September 4, 2018, the Company sold securities pursuant to Regulation D offering for a total of 66,667 ordinary shares to Boustead and Company Limited (“Boustead”), at an offering price of $3.00 per share for an aggregated purchase price of $200,000. Boustead Securities LLC (“Boustead Securities”) acted as the placement agent, to whom the Company agreed to compensate Boustead Securities $10,000 in commission and warrants to purchase for a total of 4,667 ordinary shares at $3.00 per share for five years from the issuance date upon receipt of the subscription proceeds. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation D promulgated hereunder as a transaction by the Company not involving any public offering.

Initial public offering

On May 10, 2019, the Company closed its initial public offering of an aggregate of 1,172,360 ordinary shares, par value $0.01 per share, at a public offering price of $5.00 per share, for gross proceeds of $5,861,800 (the “Closing”). The Company received net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $4.4 million from the offering.

In connection with the initial public offering, the Company issued 82,065 warrants to purchase for a total of 82,065 ordinary shares at $5.00 per share. The warrants will be exercised at any time, and from time to time, in whole or in part, commencing from the closing of the initial public offering on May 10, 2019 and expiring five years from the offering.

Warrants

The summary of warrant activity is as follows:

	Warrants Outstanding	Exercisable Shares	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2018	-	-	$-	-
Granted/Acquired	86,732	86,732	$4.89	5.00
Forfeited	-	-	$-	-
Exercised	-	-	$-	-
June 30, 2019	86,732	86,732	$4.89	4.89

Note 14 – Commitments and contingencies

Lease commitments

The Company has entered into five non-cancellable operating lease agreements for one processing plant, one office space, one employee housing and two market spaces for the grocery stores expiring through February 2028. The Company’s commitment for minimum lease payment under these operating leases for the next five years is as follow:

Twelve months ending June 30,	Minimum lease payment
2020	$234,291
2021	233,339
2022	239,767
2023	248,205
2024	256,677
Thereafter	519,321
Total minimum payments required (1)	$1,731,600

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Current lease commitment table excludes an existing lease entered by CQ Pengmei in August 2017 due to fire safety requirement not being met by the landlord for which the Company has temporarily stopped operation in August 2018. Per the Company’s PRC counsel, it is more than probable that the Company does not require to fulfill the remaining term of such lease contract.

Rent expense (including amounts in cost of goods sold) for the years ended June 30, 2019, 2018 and 2017 was $348,408, $58,541 and $88,368, respectively.

In September 2019, the Company has entered into one non-cancellable operating lease agreement for one office space from September 2019 through September 2024, which lease commitments have been included in the above minimum lease payments table.

Guarantees

a) Related parties

As of June 30, 2019, CQ Penglin, the Company’s CEO, her husband and her elder son, and an unrelated third party Chongqing Education Guaranty Co., Ltd. jointly guaranteed approximately $1.3 million (RMB 9,000,000) loan that a related-party borrowed from the bank (see Note 9):

Name of the party being guaranteed	Guaranteed amount	Guarantee expiration date
CQ Mingwen (borrower)	$1,310,654	December 25, 2019

The Company did not, however, accrue any liability in connection with such a guarantee because the borrowers have been current in its repayment obligation and the Company has not experienced any losses from providing such guarantee. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is remote. If CQ Mingwen is unable to repay the loan upon maturity, assets of GA Yongpeng may be liquated to pay back the loan.

b) Unrelated party

Prior to June 30, 2018, the Company guaranteed approximately $0.7 million (RMB 5,000,000) in bank loan of an unrelated third-party as follows:

Name of party being guaranteed	Guaranteed amount
Hunan Huade Food Co. Ltd. (borrower)	$728,141

On May 16, 2016, CQ Mingwen, CQ Penglin, GA Yongpeng and Mr. Mingwen Wang (together, the “Guarantors”) entered into a guarantee contract (the “Guarantee Contract”) with Yuanyang Minyu Micro-Loan Co. Ltd (the “Lender”), a PRC company, for a term from May 16, 2016 to May 15, 2018, to guarantee an unpaid principal of RMB 2,000,000 plus interest based on a Loan Contract between the Lender and Hunan Huade Food Co., Ltd. (the “Borrower”) dated May 26, 2014. Under the Loan Agreement, the Lender agreed to loan the Borrower RMB 5,000,000 (the “Loan”). The Borrower agreed to pay interest at a monthly rate of 1.8% to the Lender and to repay the principal on or before September 25, 2014 (the “Due Date”). An additional default amount would accrue at a monthly rate of 0.9% would apply to any amount that was not repaid on or before the Due Date. The Borrower failed to repay the principal and interest. The Lender filed a civil lawsuit against the Lender and the Guarantees. On April 27, 2018, Chongqing Second Intermediate People’s Court made a final civil judgment (the “Judgement”), concluding:

(1) The Loan Contract and the Guarantee Contract are valid. The Borrower should repay the outstanding principal of RMB 1,096,181.02, plus interest at a monthly rate of 2.0% from November 17, 2016 to the date of full repayment and the accrued default amount (collectively, the “Debt”) within 10 days after the Judgment came into effect. If the Borrower failed to repay within 10 days, a monthly interest rate of 4% would apply form the 11th day from the Judgement came into effect to the payoff date to the Lender.

(2) The Guarantors should undertake joint and several guarantee liability for the repayment of the Debt.

(3) The Borrower and the Guarantors should also jointly pay the litigation cost of RMB 25,930.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 4, 2018, the Lender and the Guarantors entered into an Agreement (the “Agreement”) under the mediation of the People’s Court of Yunyang, based on which the Guarantors should (i) pay RMB 500,000 (the “First Payment”) to the Lender before July 15, 2018, (ii) pay RMB 500,000 (the “Second Payment”) to the Lender before September 30, 2018, and (3) pay the rest principal, interest and default fine (the “Third Payment”) before November 30, 2018. The People’s Court of Yunyang agreed to release the Guarantors frozen bank accounts after the Guarantors pay off the First Payment. On July 12, 2018, Mr. Mingwen Wang agreed to waive the liabilities of CQ Mingwen, CQ Penglin, GA Yongpeng and personally become responsible for all three payments. In July 2018 and October 2018, Mr. Mingwen Wang made two payments of RMB 500,000 each to the Lender, respectively. In June 2019, Mr. Mingwen Wang paid the remaining principal, interest and default fine and the case has closed.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

As of June 30, 2019, the amounts of potential losses the Company accrued for are summarized as follows:

Dispute matter	Claim amount
1) Leases	$21,974
2) Worker compensation	21,681
Total	$43,655

As of June 30, 2019, the amounts of potential losses the Company did not accrue for are summarized as follows:

Dispute matter	Claim amount
1) Guarantees	$262,413
2) Commercial	30,458
3) Leases	115,933
4) Worker compensation	7,269
Total	$416,073

The Company received two complaints related to an approximately $1.5 million (RMB 10,000,000) loan that was due on November 13, 2018 and another approximately $2.9 million (RMB 20,000,000) loan due on January 2, 2019 (See Note 10 – Chongqing Puluosi Small Mortgage Co., Ltd.). The following amounts have been accrued in the accompanying consolidated financial statements for the year ended June 30, 2019: (a) interest of approximately $27,000 up to November 13, 2018, (b) interest at a default interest rate of 18% totaling approximately $34,000 up to November 13, 2018 and (c) estimated legal cost of approximately $18,000. The Company settled the renewal term of these loans with the lender in October 2019 (See Note 10 – Chongqing Puluosi Small Mortgage Co., Ltd.*) and the complaints were withdrawn by the lender.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Xiangtai WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2019 and 2018.

PARENT COMPANY BALANCE SHEETS

	June 30, 2019	June 30, 2018
ASSETS
CURRENT ASSETS
Intercompany receivables	$6,623,561	$1,800,000

OTHER ASSETS
Investment in subsidiary	18,554,729	14,149,218

Total assets	$25,178,290	$15,949,218

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Other payable – related parties	$257,384	$74,131
Accrued expenses	167,765	41,552
Intercompany payables	227,927	-
Total current liabilities	653,076	115,683

Total liabilities	653,076	115,683

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Ordinary shares, $0.01 par value, 0 and 725,000 shares issued and outstanding as of June 30, 2019 and 2018, respectively	-	1,800,000

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 21,964,027 and 20,000,000 share issued and outstanding as of June 30, 2019 and 2018, respectively	219,640	200,000
Additional paid-in capital	11,031,937	4,655,943
Statutory reserves	1,496,642	940,816
Retained earnings	12,085,566	8,277,801
Accumulated other comprehensive loss	(308,571)	(41,025)
Total shareholders' equity	24,525,214	14,033,535

Total liabilities and shareholders' equity	$25,178,290	$15,949,218

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2019	2018	2017
OPERATING EXPENSES
General and administrative	$(309,466)	$(115,683)	$-

LOSS FROM OPERATIONS	(309,466)	(115,683)	-

EQUITY INCOME OF SUBSIDIARY	4,673,057	3,883,792	2,454,874

NET INCOME	4,363,591	3,768,109	2,454,874
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(267,546)	133,553	(135,663)
COMPREHENSIVE INCOME	$4,096,045	$3,901,662	$2,319,211

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,363,591	$3,768,109	$2,454,874
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Equity income of subsidiary	(4,673,057)	(3,883,792)	(2,454,874)
Change in operating assets and liabilities
Other payable – related parties	183,253	74,131	-
Accrued expenses	126,213	41,552	-
Net cash (used in) provided by operating activities	-	-	-

CHANGES IN CASH	-	-	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	-	-	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$-	$-	$-

