Form 20-F
period 2020-06-30
China Xiangtai Food Co., Ltd.
filed 2020-11-17
CIK 1735556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share	PLIN	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,971,084 ordinary shares issued and outstanding as of June 30, 2020.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

☐  Yes  ☐  No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we”, “us”, “our company”, “Company” and “our” refer to:

•	China Xiangtai Food Co., Ltd., a Cayman Islands exempted company (“Xiangtai Cayman” or the “Company” when individually referenced);

•	WVM Inc., a British Virgin Islands company (“Xiangtai BVI” when individually referenced)

•	CVS Limited (“Xiangtai HK” when individually referenced), a Hong Kong company that is a wholly owned subsidiary of Xiangtai BVI;

•	Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (also known as “重庆精煌泰企业管理咨询有限公司”) “Xiangtai WFOE” when individually referenced), a PRC wholly foreign-owned enterprise and a wholly owned subsidiary of Xiangtai HK;

•	Guangan Yongpeng Food Co., Ltd. (also known as “广安勇鹏食品有限公司”) (“GA Yongpeng” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE;

•	Chongqing Penglin Food Co., Ltd. (also known as “重庆鹏霖食品有限公司”) (“CQ Penglin” when individually referenced), a PRC company and a variable interest entity (“VIE”) contractually controlled by Xiangtai WFOE;

•	Chongqing Pengmei Supermarket Co., Ltd. also known as “重庆鹏美超市有限公司”) (“CQ Pengmei” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE;

•	Chongqing Ji Mao Cang Feed Co., Ltd. (also known as “重庆集茂仓饲料有限公司”) (“JMC” when individually referenced), a PRC company and a VIE contractually controlled by Xiangtai WFOE;
•	Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are collected referred to as the “PRC entities” hereafter.

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended June 30, 2020	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018	For the Year Ended June 30, 2017	For the Year Ended June 30, 2017
Period Ended RMB: USD exchange rate	7.07	6.87	6.62	6.78	6.64
Period Average RMB: USD exchange rate	7.03	6.83	6.51	6.81	6.43

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income and comprehensive income data for the years ended June 30, 2020, 2019, and 2018 and the selected consolidated balance sheets data as of June 30, 2020 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income and comprehensive income data for the year ended June 30, 2017 and 2016 and the selected consolidated balance sheets data as of June 30, 2018, 2017 and 2016 are derived from our audited consolidated financial statements include in our registration statement (File Number 333-226990) initially filed with the SEC on August 24, 2018. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The following table presents our summary consolidated statements of income and comprehensive income data:

	For the Years Ended June 30,
	2020	2019	2018	2017	2016
Supermarket and grocery store revenues	$5,827,319	$3,856,358	$3,750,904	$4,451,149	$7,836,968
Farmers’ market revenues	80,473,936	95,222,909	97,353,320	58,825,330	26,792,383
Feed raw material	24,250,247	-	-	-	-
Total revenues	110,551,502	99,079,267	101,104,224	63,276,479	34,629,351
Cost of supermarket and grocery store revenues	4,961,552	3,256,439	3,193,830	3,011,400	5,200,859
Cost of farmers’ market revenues	76,192,444	87,172,588	88,258,923	55,198,004	24,476,853
Cost of feed raw material	22,219,528	-	-	-	-
Total cost of revenues	103,373,524	90,429,027	91,452,753	58,209,404	29,677,712
Gross profit	7,177,978	8,650,240	9,651,471	5,067,075	4,951,639
Selling expenses	(794,193)	(550,574)	(708,531)	(854,643)	(1,359,022)
General and administrative expenses	(4,167,587)	(1,277,820)	(981,347)	(515,596)	(655,667)
Provision for doubtful accounts	(770,192)	(743,986)	(918,940)	(175,317)	(207,892)
Stock compensation expense	(930,223)	-	-	-	-
Income from operations	515,783	6,077,860	7,042,653	3,521,519	2,729,058
Other (expense) income, net	(2,895,906)	(837,999)	(2,560,168)	(190,908)	182,720
Provision for income taxes	(223,173)	(213,649)	(714,376)	(875,737)	(727,945)
Net (loss) income from continuing operations	(2,603,296)	5,026,212	3,768,109	2,454,874	2,183,833
Net loss from discontinued operations	(1,796,237)	(662,621)	-	-	-
Net (loss) income	(4,399,533)	4,363,591	3,768,109	2,454,874	2,183,833
Less: Net income attributable to non-controlling interest from continuing operations	477,409	-	-	-	-
Net (loss) income attributable to China Xiangtai Food Co., Ltd.	$(4,876,942)	$4,363,591	$3,768,109	$2,454,874	$2,183,833
(Loss) earnings per share, basic and diluted – continuing operations	$(0.14)	$0.24	$0.19	$0.12	$0.11
(Loss) earnings per share, basic and diluted – discontinued operations	$(0.08)	$(0.03)	$-	$-	$-
Weighted average Ordinary Shares outstanding - Basic	22,417,524	20,319,723	20,000,000	20,000,000	20,000,000
Weighted average Ordinary Shares outstanding - Diluted	22,417,524	20,944,951	20,083,151	20,000,000	20,000,000

The following table presents our summary consolidated balance sheet data:

	As of June 30,
	2020	2019	2018	2017	2016
Cash and cash equivalents and restricted cash	$1,533,237	$3,916,990	$319,093	$21,530	$51,848
Accounts receivables, net (including related party)	40,572,757	39,522,737	24,421,074	13,163,236	4,597,105
Other current assets of continuing operations	8,106,755	2,804,721	4,304,568	8,942,015	2,994,392
Other current assets of discontinued operations	63,185	174,467	-	-	-
Plant and equipment, net	3,455,993	3,335,229	3,962,455	4,293,063	4,900,721
Other long-term assets of continuing operations	9,038,055	472,335	722,503	596,104	2,870,199
Other long-term assets of discontinued operations	579,452	1,844,838	-	-	-
Total assets	$63,349,434	$51,351,317	$33,729,693	$27,015,948	$15,414,265
Total liabilities	$36,522,598	$26,826,103	$17,896,158	$16,884,075	$7,885,872
Total mezzanine equity	$-	$-	$1,800,000	$-	$-
Total shareholders’ equity	$26,826,836	$24,525,214	$14,033,535	$10,131,873	$7,528,393

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

Translation adjustments included in accumulated other comprehensive loss amounted to $(856,218) and $(308,571) as of June 30, 2020 and 2019, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2020 and 2019 were translated at 7.07 RMB and 6.87 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended June 30, 2020, 2019 and 2018 were 7.03 RMB, 6.83 RMB and 6.51 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

D. Risk Factors

Risks Related to Our Business and Industry

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going novel coronavirus (COVID-19), natural disasters and other catastrophes. As a result of the on-going novel coronavirus, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a substantial risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our management and the employees work in the supermarket sector of our business resumed working on February 11, 2020, shortly after the Chinese Lunar New Year holiday. The employees who work in the slaughtering and processing sector of our business resumed working by the end of February. Our supermarket, as an essential business, remained open during the pandemic. We experienced significant increase in supermarket sales in February and March 2020 as compared to the same period last year. However, we experienced a decrease in distribution sales during February and March 2020 as some of our customers, such as farmers’ markets, restaurants, hotels, school cafeterias, were required to temporarily close their businesses to adhere to local policy. These affected customers are slowly resuming business during April 2020 and we expect the demand will recover overtime. For the fiscal years ended June 30, 2020, 2019 and 2018, distribution sales account for 90%, 93% and 96% of the total revenue, respectively. Overall, our revenue and income has been negatively impacted for the fiscal year ended June 30, 2020.

●	The situation may worsen if the COVID-19 outbreak continues. We will continue to closely monitor the development throughout 2020.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

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

We purchase live hogs and fresh pork, beef, lamb, chicken, duck, and rabbit meat from external distributors for use in our production of processed products. For the fiscal year ended June 30, 2020, we had five suppliers that accounts for more than 10% of our purchases. The five suppliers accounted for 19.6%, 17.4%, 16.4%, 15.8% and 14.0% of our purchases, respectively. We had four suppliers accounted for a total of 80.7% and 87.5% of our purchases for the fiscal years ended June 30, 2019 and 2018, respectively. A continuous and stable supply of ordinary live hogs and other meat that meet our standards is crucial to our operations. We expect to continue to rely on external suppliers for all of live hogs, fresh pork, beef, lamb, chicken, duck, and rabbit meat production requirements. We also rely on external suppliers for other key raw materials, including seasonings. There can be no assurance that we will continue to be able to source live hogs, fresh pork, beef, lamb, chicken, duck, rabbit meat, seasonings, or other raw materials meeting our requirements on reasonable prices or terms or at all. In the event that our supply of the raw materials is interrupted for whatever reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The loss of one or more of our largest customers, or changes in the trade terms required by such customers could adversely affect our business, financial condition and results of operations.

Our business could suffer significant setbacks in sales and operating income if our customers’ business plans or markets change significantly or if we lose one or more of our largest customers. While, we do not have any customers that accounts for more than 10% of our total revenue for the years ended June 30, 2020, 2019 and 2018. Moreover, consolidation within the retail industry is likely to continue in China, including among supermarkets, warehouse clubs and food distributors, which would result in us having an increasingly concentrated retail base and increased credit exposure to certain customers. Furthermore, as the retail branded food and foodservice industries continue to consolidate, our large customers may seek to use their position to improve their profitability through improved inventory efficiency, lower pricing, increased promotional programs and increased emphasis on private label products. If we are unable to use our scale, marketing expertise, product innovation and category leadership positions to effectively respond, our profitability or volume growth could be negatively affected. To the extent we provide concessions or trade terms that are more favorable to our customers, our margins would be reduced. The loss of a significant customer or a material reduction in sales to, or adverse change to trade terms with, a significant customer could materially and adversely affect our product sales, financial condition, results of operations and prospects.

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

Crop disease, severe weather, natural disasters and other conditions affecting the environment, including the effects of climate change, could result in decline in supply and weaken our financial condition.

Crop disease, severe weather conditions, such as floods, droughts, windstorms and hurricanes, and natural disasters, may adversely affect the supply of JMC’s products, reduce our sales volumes, increase our unit production costs or prevent or impair our ability to ship products as planned. Production volume declines of our suppliers due to production interruptions or other factors could result in increases in material costs, which could result in substantial losses and weaken our financial condition.

Severe weather conditions may occur with higher frequency or may be less predictable in the future due to the effects of climate change. An occurrence of such an event might result in material disruptions to our operations, to the operations of our customers or suppliers, resulting in a decline in the agriculture industry. There can be no assurance that our facilities or products will not be affected by any such occurrence in the future, which occurrence may lead to adverse conditions to our operations and financial results.

Prices of agricultural products and feed raw materials are subject to supply and demand, a market condition which is not predictable.

We purchase agricultural products and feed raw materials, and we are not able to predict with certainty what price we will receive for our products. Additionally, the growth cycle of such products in many instances dictates when such products must be marketed to achieve the maximum profitability. Excessive supplies tend to cause severe price competition and lower prices throughout the industry affected. Conversely, shortages may drive the prices higher. Shortages often result from adverse growing conditions which can reduce the availability of the agricultural products and feed raw materials affected. Since multiple variables can affect supply and demand, we cannot accurately predict or control from year to year what prices, either favorable or unfavorable, we will receive from the market.

In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products could reduce demand and prices for some of our products. To the extent that consumer preferences evolve away from products that we produce for health or other reasons, and we are unable to modify our products or to develop products that satisfy new consumer preferences, there will be a decreased demand for our products. However, even if market prices are unfavorable, some of our agricultural products and feed raw materials which are ready to be, or have been, harvested must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to CQ Penglin and JMC, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Xiangtai WFOE and CQ Penglin and its shareholders and among Xiangtai WFOE and JMC and its shareholders. As a result of these contractual arrangements, we exercise control over CQ Penglin and JMC and consolidate their respective operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, AllBright Law Offices, our current ownership structure, the ownership structure of Xiangtai WFOE, our PRC subsidiary, and CQ Penglin and JMC, our consolidated variable interest entities, the contractual arrangements between Xiangtai WFOE and CQ Penglin and JMC are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, Xiangtai WFOE, CQ Penglin or JMC are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Xiangtai WFOE, CQ Penglin and JMC, revoking the business licenses or operating licenses of Xiangtai WFOE, CQ Penglin or JMC, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of CQ Penglin and JMC, and/or our failure to receive economic benefits from CQ Penglin and JMC, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with CQ Penglin and JMC, our consolidated variable interest entities for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with CQ Penglin and JMC and their respective shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company — Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, CQ Penglin and JMC and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of CQ Penglin and JMC, we would be able to exercise our rights as a shareholder to effect changes in the respective board of directors of CQ Penglin and JMC, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by CQ Penglin and JMC, and their respective shareholders of their obligations under the contracts. The shareholders of CQ Penglin and JMC may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with CQ Penglin and JMC. Although we have the right to replace any shareholder of CQ Penglin and JMC under their respective contractual arrangements, if any shareholder of CQ Penglin or JMC is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by CQ Penglin or JMC, our consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with CQ Penglin and JMC, our consolidated variable interest entities, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by CQ Penglin or JMC, our consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If CQ Penglin or JMC, our consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of CQ Penglin or JMC were to refuse to transfer their equity interest in CQ Penglin or JMC to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected.

The respective shareholders of CQ Penglin and JMC, our consolidated variable interest entities, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The respective shareholders of CQ Penglin may differ from the interests of our company as a whole. These shareholders may breach, or cause CQ Penglin or JMC to breach, the existing contractual arrangements we have with them and CQ Penglin or JMC, which would have a material adverse effect on our ability to effectively control CQ Penglin or JMC and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with CQ Penglin or JMC to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in CQ Penglin or JMC to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of CQ Penglin or JMC, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to CQ Penglin and JMC, our consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we or CQ Penglin or JMC owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xiangtai WFOE, our wholly-owned subsidiary in China, CQ Penglin and JMC, our consolidated variable interest entities in China, and the respective shareholders of CQ Penglin and JMC, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Xiangtai WFOE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by CQ Penglin and JMC for PRC tax purposes, which could in turn increase its tax liabilities without reducing Xiangtai WFOE’s tax expenses. In addition, if Xiangtai WFOE requests the shareholders of CQ Penglin and JMC, as the case may be, to transfer their equity interests in CQ Penglin and JMC, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Xiangtai WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on CQ Penglin and JMC for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by CQ Penglin and JMC, our consolidated variable interest entities, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

CQ Penglin and JMC, our consolidated variable interest entities, holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, our consolidated variable interest entities may not and their respective shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event CQ Penglin’s or JMC’s shareholders breach these contractual arrangements and voluntarily liquidate CQ Penglin or JMC, or CQ Penglin or JMC declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If CQ Penglin or JMC undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of Xiangtai WFOE, GA Yongpeng and CQ Pengmei, our PRC subsidiaries, CQ Penglin and JMC, our consolidated variable interest entities, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Xiangtai WFOE, GA Yongpeng and CQ Pengmei, our PRC subsidiaries, and CQ Penglin and JMC, our consolidated variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

We are a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require WOFE to adjust its taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to CQ Penglin and JMC, our consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our PRC consolidated variable interest entities, owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entities is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.” As of June 30, 2020 and 2019, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Keen Point and Fortunes Capital HK, our Hong Kong subsidiaries.

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

Zeshu Dai beneficially owns 13,300,000 shares of our ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Zeshu Dai beneficially owns 45.88% of our issued and outstanding ordinary shares as of October 31, 2020. As long as Zeshu Dai owns or control a significant amount of our outstanding voting power, she has the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

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

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2020, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2020 and determined they were not effective as described in Part II. Item 15. “Controls and Procedures” of this Annual Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat CQ Penglin and JMC as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of CQ Penglin and JMC for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2020, 2019, and 2018 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of CQ Penglin and JMC for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Overview

China Xiangtai Food Co., Ltd. is a Cayman Islands exempted company and conduct business in China through subsidiaries and variable interest entities in China. We are primarily a pork processing company that has operations across key sections of the industry value chain, including slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts. We are committed to provide consumers with high-quality, nutritious and tasty products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standard in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in China.

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

Through the acquisition of CQ Pengmei consummated in July 2018, we have two supermarkets in Chongqing that offers a variety of products, including meats, fish and seafood, fresh produces, frozen foods, breads and bakery products, alcoholic and nonalcoholic beverages, housewares products, house-clean products and laundry products, etc. The operations of these two supermarkets started in November 2017. One of the supermarkets has temporarily stopped operation since August 2018 due to landlord’s failure to meet the fire safety requirements. We have filed a lawsuit against the landlord for breach of the store operating lease. The lawsuit is still ongoing. In February 2020, we discontinued our grocery stores business as we have been operating at losses in this business. As a result, the results of operations for our grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

On April 3, 2020, China Xiangtai and Xiangtai WFOE entered into a Share Purchase Agreement with JMC and the shareholders of JMC. Pursuant to the Share Purchase Agreement the Company agreed to issue to the shareholder who owns 51% of JMC’s equity interest a total of 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $3.71 per share, which was the closing price of the Company’s ordinary share on February 4, 2020, for an aggregate purchase price of $7,420,000, subject to the milestones as specified in the Share Purchase Agreement, in exchange for JMC’s shareholders’ agreement to cause JMC to enter into certain VIE agreements with Xiangtai WFOE. These VIE agreements were entered into on April 3, 2020, through which Xiangtai WFOE has the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC’s after-tax net income. Through our acquisition of JMC consummated in April 2020, we expanded our business to the feed industry in China, a rapidly growing industry as a result of an increased domestic demand for pork and beef.

We have 154 employees. In our slaughterhouse and processing facility, we have a standardized and automatic production line for hog slaughtering and meat packing. We also have meat processing rooms and standardized freezers to process and store processed meat product. Additionally, we have established environment protection facilities, such as sewage treatment, harmless treatment and incineration treatment.

Our Products

Meat processing, distribution and retail

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

Chilled Series. In order to make sure that we can meet and take advantage of fluctuating demand from consumers, we purchase fresh pork and store them in our refrigerated storage. For that purpose, we have established a cold supply chain that supports the storage, distribution and sale of chilled meat. We are able to store meat for a much longer period. We can keep the chilled series fresh for up to10 days and the frozen series fresh for up to one year. As the supply of pork in China decreases while the demand remains the same, having longer storage time allows us to provide a steady stream of supply whenever the market demand rises. It also expands our supply channels, allowing us to purchase meat from cities and countries far away from Chongqing.

Frozen Series. We also purchase frozen pork to produce sliced and ground pork. We purchase specific cuts of pork with optimal composition of fat to lean meat ratio. The sliced and ground pork are mainly for retails in supermarkets.

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

Feed and cooking oil distribution

Through JMC, our variable interest entity, we also engage in distributing feed raw material and cooking oil. JMC has entered strategic alliances with large grain and oil companies such as Sinograin, and has obtained general distributorship in Chongqing, Sichuan, and neighboring area in China. We do not process the feed and cooking oil procured from the suppliers.

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

Additionally, we have rented a processing space in Dadukou, Chongqing, covering over 1,900 square meters. The space is under renovation as of the date of this annual report. We plan to use 1,600 square meters of space as a processing workshop and 300 square meter of space as a cold storage for our meat products.

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

Raw Material

Live hogs. We signed contracts with live hog distributors to purchase the live hogs from large and medium-sized hog farmers in the southern region. The quality of the hogs is specified in the contracts and must comply with the national health and quarantine standards. We have signed six suppliers to meet the daily supply. For the fiscal year ended June 30, 2020, we relied on 4 main suppliers who aggregately accounts for approximately 83.72% of our operating expenses for purchasing live hogs.

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

Due to the robust restocking efforts in 2020 and fewer losses to African swine fever, the decline in herd inventory is estimated to reverse, and year-end 2020 inventories are forecast to grow by 9%. Total hogs slaughtered and pork production in 2020 is both estimated to decrease further by 24% and 20%, respectively, from the previous year. In 2019, China’s Ministry of Agriculture and Rural Affairs (MARA) implemented a three-year mission plan for stabilizing swine production and supply. By the end of 2019, MARA had implemented a program called Large Agricultural Enterprises Lead 10,000 Households on Swine Farming to Alleviate Poverty in 16 less developed cities in provinces including Hubei and Sichuan. With an investment of US$7.1bn (RMB50 billion) by 15 large agricultural enterprises, the program is expected to add 22 million slaughtered hogs per year.

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

The increased consumption of pork also accelerates the growth of the feed industry. According to the Report of China Animal Feed Market- Forecasts from 2020 to 2025. Another aspect of the livestock farming that is poised throttle the growth of China animal feed sector is the longer lifecycle of beef production, the overall cattle inventory will remain stable and is expected to grow with government stimulus, relaxation of environmental standards, and higher profits will possibly incentivize some larger operations to invest in long-term expansion. It is also estimated that China's cattle herd inventory will increase by 2% to 91 million in 2020.

Barriers to entry for competitors include substantial investment required in branding, food safety control and production scale, as well as a strong understanding of consumer preferences.

Corporate History and Structure

The following diagram illustrates our corporate structure:

China Xiangtai Food Co., Ltd.
("Xiangtai Cayman")
(a Cayman Islands company)
100%
WVM INC.
("Xiangtai BVI")
(a British Virgin Islands company)
100%
CVS Limited
("Xiangtai HK")
(a Hong Kong SAR company)
100%
Chongqing Jinghuangtai Business Management Consulting Co., Ltd.
重庆精煌泰企业管理咨询有限公司
("Xiangtai WFOE")
(a PRC company)
VIE
Chongqing Ji Mao Cang Feed Co., Ltd.
重庆集茂仓饲料有限公司
("JMC")
(a PRC company)
VIE
Chongqing Penglin Food Co., Ltd.
重庆鹏霖食品有限公司
("CQ Penglin")
(a PRC company)
100%
Guangan Yongpeng Food Co., Ltd.
广安勇鹏食品有限公司
("GA Yongpeng")
(a PRC company)
100%
Chongqing Pengmei Supermarket Co., Ltd.
重庆鹏美食品有限公司
("CQ Pengmei")
(a PRC company)
Chongqing Pengmei Supermarket Co., Ltd. Beibei Branch.
重庆鹏美食品有限公司
北碚分公司
("CQ Pengmei Beibei")
(a PRC branch)
Chongqing Pengmei Supermarket Co., Ltd. Nan'an Branch.
重庆鹏美食品有限公司
南岸分公司
("CQ Pengmei Nan'an")
(a PRC branch)

Incorporated on January 23, 2018 China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) is a Cayman Islands exempted company. We conduct our business in China through our subsidiaries and VIE. Zeshu Dai currently has majority interest and control over our subsidiaries and VIE.

Under our memorandum of association, we are authorized to issue 50,000,000 ordinary shares with a par value of $0.01 per share. Upon incorporation of our company, the subscriber received 1 ordinary share as incorporation founder. The founder share was later transferred to China Meitai Food Co., Ltd., which is controlled by Zeshu Dai through a call option agreement and an entrustment agreement with Magic Pace Limited, the sole shareholder of China Meitai Food Co., Ltd. As of October 31, 2020, there were 28,988,864 ordinary shares issued and outstanding, and China Meitai Food Co., Ltd owns 13,300,000 ordinary shares. As a result, Zeshu Dai beneficially owns 13,300,000 ordinary shares and thus has controlling interest of our Company.

We do not foresee any conflict of interest between China Meitai Food Co., Ltd. and Xiangtai Cayman, because China Meitai Food Co., Ltd. is a holding company and do not have business operations.

Direct and indirect subsidiaries

Xiangtai BVI was incorporated on February 11, 2015. It is a wholly owned subsidiary of Xiangtai Cayman. Xiangtai BVI is currently not engaging in any active business and merely acting as a holding company.

Xiangtai HK was incorporated on March 4, 2015 under the law of Hong Kong SAR. It is a wholly owned subsidiary of Xiangtai BVI. Xiangtai HK is currently not engaging in any active business and merely acting as a holding company.

Xiangtai WFOE is a PRC wholly foreign owned entity incorporated on September 1, 2017 in Chongqing under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of CVS Limited and a wholly foreign-owned entity under the PRC laws. Xiangtai WFOE is currently not engaging in any active business and merely acting as a holding company.

GA Yongpeng was incorporated on May 10, 2008 in Chongqing under the laws of the People’s Republic of China. GA Yongpeng engages in the purchase of livestock and poultry, breeding, slaughtering, processing, sale and retail of fresh livestock and poultry meat and meat products (preserved meat products, sauce, meat products, smoked sausage, ham products, etc.). It is a wholly owned subsidiary of Xiangtai WFOE.

CQ Pengmei was incorporated on July 27, 2017 in Chongqing under the laws of the People’s Republic of China. CQ Pengmei engages in sales of cosmetics, agricultural produce, aquatic products, consumer products, clothing, toys, furniture, electronic appliance and devices, storage, etc. It is a wholly owned subsidiary of Xiangtai WFOE.

Contractual Arrangements with CQ Penglin and JMC

CQ Penglin was incorporated on November 3, 2005 in Chongqing under the laws of the People’s Republic of China. CQ Penglin primarily engages in the wholesale and retail of pre-packaged food, live hog slaughtering, purchase of livestock and poultry, processing and sale of fresh livestock and poultry meat, process and retail of meat products (preserved meat products, sauce, meat products, smoked sausage, ham products, etc.).

JMC was incorporated on March 14, 2012 in Chongqing under the laws of the People’s Republic of China. JMC is primarily engaged in the sales and distribution of feed raw material and cooking oil. JMC has entered strategic alliances with large grain and oil companies such as Sinograin, and has obtained general distributorship in Chongqing, Sichuan, and neighboring area in China. JMC does not process the feed and cooking oil procured from the suppliers.

CQ Penglin and JMC deemed as our variable interest entities.

We conduct our business through our variable interest entities, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•	exercise effective control over our variable interest entities;

•	receive substantially all of the economic benefits of our variable interest entities; and

•	have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of CQ Penglin and JMC, and we treat CQ Penglin and JMC as our variable interest entity under U.S. GAAP. We have consolidated the financial results of CQ Penglin and JMC in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements between Wiangtai WFOE and CQ Penglin

The following is a summary of the currently effective contractual arrangements by and among Xiangtai WFOE, CQ Penglin, and the shareholders of CQ Penglin.

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

Contractual Arrangements between Wiangtai WFOE and JMC

The following is a summary of the currently effective contractual arrangements by and among Xiangtai WFOE, JMC, and the shareholders of JMC.

Equity Pledge Agreement

Under the equity pledge agreement among Xiangtai WFOE, JMC and the shareholders of JMC dated April 3, 2020, a shareholder who owned 51% equity interest of JMC pledged his 51% equity interests in JMC to Xiangtai WFOE to guarantee JMC’s performance of relevant obligations and indebtedness under the technical consultation and services agreement. In addition, the 51% shareholder of JMC completed the registration of the equity pledge under the agreement with the competent local authority. If JMC breaches its obligation under the technical consultation and services agreement, Xiangtai WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will remain effective until all the guaranteed obligations are performed.

Voting Rights Proxy and Financial Support Agreement

Under the voting rights proxy and financial support agreement among Xiangtai WFOE, JMC and a shareholder who owned 51% equity interest of JMC dated April 3, 2020, the 51% JMC Shareholder irrevocably appointed Xiangtai WFOE as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his 51% equity interests in JMC, including but not limited to the power to vote on its behalf on all matters of JMC requiring shareholder approval in accordance with the articles of association of JMC. The proxy agreement is for a term of 20 years and can be extended by Xiangtai WFOE unilaterally by prior written notice to the other parties.

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between JMC and Xiangtai WFOE dated April 3, 2020, Xiangtai WFOE has the exclusive right to provide consultation services to JMC relating to JMC’s business, including but not limited to business consultation services, human resources development, and business development. Xiangtai WFOE exclusively owns any intellectual property rights arising from the performance of this agreement. For such services, JMC agrees to pay service fees determined based on 51% of their net income to Xiangtai WFOE or Xiangtai WFOE has the obligation to absorb 51% of the losses of JMC. This agreement will be effective for 20 years, and can be extended if Xiangtai WFOE gives its written consent of the extension of this agreement before the expiration of this agreement and JMC shall agree with this extension without reserve. Xiangtai WFOE may terminate this agreement at any time by giving a 30 days’ prior written notice to JMC.

Equity Option Agreement

Under the equity option agreement among Xiangtai WFOE, JMC and a shareholder owned 51% equity interest of JMC dated April 3, 2020, each of the shareholders of JMC irrevocably granted to Xiangtai WFOE or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of his 51% equity interests in JMC. Also, Xiangtai WFOE or its designee has the right to acquire any and all of its 51% assets of JMC. Without Xiangtai WFOE’s prior written consent, JMC’s shareholders cannot transfer their equity interests in JMC and JMC cannot transfer its assets. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time of the exercise of the option. This pledge will remain effective until all options have been exercised.

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

Ms. Dai has also entered into a call option agreement with Magic Pace Limited. Pursuant to the call option agreement, Magic Pace Limited granted Ms. Dai an option exercisable from the closing date of the initial public offering of the Company. Ms. Dai can exercise the option to acquire 97.74% of the shares of China Meitai Food Co., Ltd for consideration. Upon excising the option shares in China Meitai Food Co., Ltd., Ms. Dai will own 45.88% shares of the Company through China Meitai Food Co., Ltd.

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

Sales Channels and Long Term Opportunities

We currently focus our market in Chongqing and nearby cities. We plan to expand the existing market to cover the entire Southwest China. Our sales channels are consisted of:

Farmers’ market wholesale. Ordinary fresh pork is mainly sold through farmers’ market wholesale, which accounts for 90%, 93% and 96% of the total revenue for the year ended June 30, 2020, 2019 and 2018.

Sales in supermarkets. Fresh and frozen ordinary pork, beef, lamb, chicken, duck, rabbit meat and processed products are sold in supermarkets.

We have been working closely with online retailers and social media influencers to promote and sell our products. We are also in the process of negotiation with a national supermarket chain to supply them our meat, meat products, vegetable and fruit.

Customers and Suppliers

We sell fresh killed pork to farmers’ markets through distributors. The distributors then sell the fresh killed pork to individual pork vendors at the farmers’ markets. Farmers’ markets are where most people get fresh produce and meat. We also sell pork and processed meat in our supermarkets and to other supermarkets, such as Lotte Mart and Carrefour. For the fiscal years ended June 30, 2020, 2019 and 2018, we do not have any customers who accounted for more than 10% of our revenue.

We source live ordinary hogs from live hog distributors and fresh pork, beef, lamb, chicken, duck, rabbit meat, and seasonings from various suppliers. For the fiscal year ended June 30, 2020, we had five suppliers that accounts for more than 10% of our purchases. The five suppliers accounted for 19.6%, 17.4%, 16.4%, 15.8% and 14.0% of our purchases, respectively. For the fiscal year ended June 30, 2019, we had four suppliers that accounts for more than 10% of our purchases. The four suppliers accounted for 29.8%, 17.6%, 16.8% and 16.5% of our purchases, respectively. The same four suppliers also accounted for 29.0%, 24.5%, 21.2% and 12.8% of our purchases, for the fiscal year ended June 30, 2018, respectively.

Even though our purchases during the past three fiscal years have mainly be from four primary suppliers, we believe live hogs and other raw materials with the same quality are widely available. If we were unable to purchase from our primary suppliers, we do not expect to face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorb the higher cost at times if necessary. See “Risk Factors – Risk Related to Our Business and Industry – We rely substantially on external suppliers for hogs, beef, lamb, chicken, duck, rabbit meat and other raw materials and – The loss of one or more of our largest customers, or changes in the trade terms required by such customers could adversely affect our business, financial condition and results of operations.”

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

Description of Property

Intellectual Property

We rely on certain intellectual property to protect our domestic business interests and ensure our competitive position in our industry.

Trademark

We have registered the following trademarks in the PRC.

No.	Registrant	Trademark	Certificate Code	Category	Application Area
1	CQ Penglin		17654023	29	Meat, preserved meat, canned meat, preserved fish, preserved vegetable, egg, milk, edible oil, dried edible mushroom

2	CQ Penglin		17654506	30	Tea drink, bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast

3	CQ Penglin		17653798	30	Bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast, edible fragrance

4	CQ Penglin		16422730	35	Display of goods on the communications media for retail purposes; advertising; franchise business management; marketing; marketing for others; recruitment; commercial enterprise relocation; invoicing; accounting

5	CQ Penglin		14682870	29	Pickled fruits; pickled vegetables; edible oils; processed nuts; tofu

6	CQ Penglin		21694920	29	Meat, preserved meat, meat product, preserved fish, canned meat, pickled vegetable, egg, milk, edible oil, dried edible mushroom.

7	CQ Penglin	鹏霖鲜生活	29872152	29	Canned meat, pork food, sausage, fish food, dried edible fungi, edible oil, eggs, processed nuts, pickled vegetables, tofu products

8	CQ Penglin	鹏霖鲜生活	29889311	30	Soy flour, edible fragrance, bread, seasoning (condiment), yeast, tea, sugar, honey, flour, casserole

9	CQ Penglin	鹏霖鲜生活	29889332	31	Wheat, cereals (cereals), plants, live fish, live poultry, fresh fruits, fresh vegetables, strains, feed, brewing malt

10	CQ Penglin	鹏霖	31480094	31	Wheat, cereals (cereals), plants, live fish, live poultry, fresh fruits, fresh vegetables, strains, feed, brewing malt

11	CQ Penglin	鹏霖	31474511	32	Beer, wort (fermented into beer), juice, tomato juice (beverage), non-alcoholic beverages, non-alcoholic cider, ebony juice (alcohol-free), bean juice, almond syrup, powder for sparkling beverages

12	CQ Penglin	鹏霖鲜生活	29886736	35	Post advertisements, find sponsorships, import and export agents, sell for others, provide online market for buyers and sellers of goods and services, franchise business management, personnel management consulting, computer database information systemization, drawing bills, accounting statements, medical supplies retail Or wholesale service

13	CQ Penglin		29100909	35	Posting advertisements to provide online marketplaces for buyers and sellers of goods and services, looking for sponsorship, marketing for others, retail or wholesale services for medical supplies, business management for franchising, computerized database information, personnel management consulting, billing, account statements, Import and export agent

We have submitted applications for the following trademarks in the PRC. We cannot guarantee you that all the application will be approved.

No.	Applicant	Trademark	Application Number	Category	Application Date
1	CQ Penglin	鹏霖	31457719	16	June 11, 2018

2	CQ Penglin	鹏霖	31462411	33	June 11, 2018

3	CQ Penglin	鹏霖	31462446	40	June 11, 2018

4	CQ Penglin	鹏霖鲜生	31462701	31	June 11, 2018

5	CQ Penglin	鹏霖鲜生	31462713	35	June 11, 2018

6	CQ Penglin	鹏霖	31467098	43	June 11, 2018

7	CQ Penglin	鹏霖鲜生	31469596	29	June 11, 2018

8	CQ Penglin	鹏霖	31470642	44	June 11, 2018

9	CQ Penglin	鹏霖	31474545	35	June 11, 2018

10	Xiangtai Cayman	32553027	29	July 28, 2018

11	Xiangtai Cayman	32552293	29	July 28, 2018

12	Xiangtai Cayman	32551279	30	July 28, 2018

13	Xiangtai Cayman	32550147	30	July 28, 2018

14	Xiangtai Cayman	32549724	31	July 28, 2018

15	Xiangtai Cayman	32548992	31	July 28, 2018

16	Xiangtai Cayman	32551408	35	July 28, 2018

17	Xiangtai Cayman	32551412	35	July 28, 2018

18	Xiangtai Cayman	32550941	39	July 28, 2018

19	Xiangtai Cayman	32550945	39	July 28, 2018

20	Xiangtai Cayman	32551438	40	July 28, 2018

21	Xiangtai Cayman	32549762	40	July 28, 2018

22	Xiangtai Cayman	32549935	44	July 28, 2018

23	Xiangtai Cayman	32550957	44	July 28, 2018

Domain

We have the right to use the following domain registrations issued in the PRC.

No.	Domain Name	Owner
1	plinfood.com	CQ Penglin
2	plinfood.top	CQ Penglin
3	plinfood.cn	CQ Penglin
4	plinfood.cc	CQ Penglin

Real Property

Purpose	Duration of Land Use	Address	Space (square meters)	Ground Floor Area	Purpose
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building A, Fulin, Chongqing	113.45		Processing area, freezer
Office	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building B, Fulin, Chongqing	752.77		Office
Residential	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building C, Floor 1, Fulin, Chongqing	1,057.54		Staff dormitory
Residential	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building G, Fulin, Chongqing	16.28	6,814.4	Staff dormitory
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building H, Fulin, Chongqing	61.17		Processing area, freezer
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building K, Fulin, Chongqing	161.32		Processing area, freezer
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building L, Fulin, Chongqing	2,807.06		Processing area, freezer
Industrial	October 9,2009 to August 23,2059	Dafuosi Industrial Develpoment Zone 2, Disctrict No. 5, Dingping Town South, Linshui, Sichuan Province	8,498.7	26,837	Slaughterhouse

Equipment

For the year ended June 30, 2020, we had $621,819 depreciation expense, of which, $496,562 was from continuing operations. As of June 30, 2020, the total value of property, plant and equipment was $3,481,745, of which, $3,455,993 was from continuing operations. For the year ended June 30, 2019, we had $677,387 depreciation expense, of which, $509,778 was from continuing operations. As of June 30, 2019, the total value of property, plant and equipment was $4,549,212, of which, $3,335,229 was from continuing operations. For the year ended June 30, 2018, we had $529,442 depreciation expense. As of June 30, 2018, the total value of the property, plant and equipment was $3,962,455.

Lease commitment

Lease Term	Address	Space (square meters)	Monthly Rent (RMB)		Purpose
July 2, 2015 to July 15, 2021	Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing	172.75	9,000		Office
September 9, 2019 to September 8, 2024	Xinganxian Plaza, Building B, Suite 19.3, Lianglukou, Yuzhong District, Chongqing	418	20,000		Office
May 20, 2017 to May 20, 2021	30 Changjiang No.1 Road, 1-7-2, Chongqing	179.9	2,500		Employee’s dormitory
August 18, 2017 to February 18, 2028	B2, No.96 and No.98 Jinhe Road, Beibei District, Chongqing	3,560	56,960		Grocery store (1)
May 26, 2019 to May 25, 2021	30 Changjiang No.1 Road, Unit 1-8-5	87.4	1,500		Employee’s dormitory
February 18, 2020 to February 17, 2030	1048 Songqing Road, Dadukou District, Chongqing, West Wing, 1st Floor	306.43	2,757.87	(2)	Storage
February 17, 2020 to February 16, 2030	1048 Songqing Road, Dadukou District, Chongqing, Unit 1-2-45 and 1-21	1,610	37,030		Processing workshop
April 15,2020 to April 14, 2034	Xishanping, Beibei, Chongqing	333,333	83,333		Farm

(1)	This lease has been suspended due to landlord’s failure to meet the fire safety requirement. The Company is not currently paying rent under this lease.

(2)	The monthly rent will increase by 5% every two years starting on the third year of the lease term.

Our Employees

Department	Number of Employees	% of Total
Management	8	5.2%
Marketing and Sales	96	62.3%
Administrative	21	13.6%
Procurement	9	5.8%
Processing	17	11.0%
Warehouseman	3	2.1%
Total	154	100%

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

Legal Proceedings

Our subsidiaries and variable interest entities, CQ Penglin, CQ Pengmei and GA Yongpeng are subject to various legal proceedings and claims, including contractual disputes and other commercial disputes, including as described below. Although it is not feasible to predict the outcome of these matters, we believes, unless otherwise indicated below, given the information currently available, that their ultimate resolution will not have a material adverse effect on its financial condition, results of operations and cash flows.

Chongqing Puluosi Small Mortgage Co., Ltd. v. Chongqing Penglin Food Co., Ltd.

On January 2, 2018, CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. (“PLS”) entered into a loan agreement (the “PLS Loan Agreement”), pursuant to which PLS agrees loan CQ Penglin RMB 20,000,000 (the “PLS Loan”) for a term of one year with annual interest rate of 12% and penalty of 50% of the interest due.

On the same day, GA Yongpeng, Zeshu Dai, CEO and Chairwoman of the Company. and her husband, Mingwen Wang, signed a guarantee agreement with PLS, guaranteeing the PLS Loan.

On April 8, 2019, Chongqing Puluosi Small Mortgage Co., Ltd. (“PLS”) filed a civil complaint at Chongqing Yubei District People’s Court (the “Yubei Court”) and complained that CQ Penglin should repay principal RMB 10,000,000 (the “First Debt”) with an interest of RMB 183,333.33 and penalty since November 14, 2018 until the pay-off date.

CQ Penglin defended that pursuant to a supplement agreement executed by PLS, CQ Penglin and other parties in May 2017 and a power of guarantee executed by GLP Finance Leasing (Shanghai) Co., Ltd. (“GLP”), an affiliate of PLS, the First Debt should be escrowed in the account under the control of Chongqing Bentong Technology Co., Ltd. (“Chongqing Bentong”), designated by GLP, as a guarantee. When the PLS Loan expired, Chongqing Bentong should wire back the First Debt to Penglin which should be used to repay PLS. However, CQ Penglin had not received the First Debt from Chongqing Bentong and therefore did not repay the First Debt to PLS.

The case was heard by the Yubei Court on June 19, 2019. On November 13, 2019, the Yubei Court issued a civil mediation letter. The Yubei Court confirmed that CQ Penglin owed PLS principal of RMB 8,500,000, interest of RMB 183,333.33, interest penalty (the interest penalty should be calculated based on RMB 8.5 million with 12% interest per year plus 50% from November 14 to the pay-off date) and compound interest (from November 14 to the pay-off date, calculating based on outstanding interest and interest penalty with 12% interest per year plus 50% ). Accordingly, RMB 2 million of principal would be due before December 31, 2019, RMB 2 million of principal would be due before March 31, 2020, RMB 2 million of principal would be due before May 31, 2020, RMB 2.5 million of principal, RMB 183,333.33 interest, the total of outstanding interest penalty and compound interest would be due before August 31, 2020 by CQ Penglin to PLS and GA Yongpeng, Mingwen Wang and Zeshu Dai should undertake joint liability for the repayment of the First Debt. CQ Penglin also be required to pay PLS’s attorney fee RMB 250,000, property guarantee fee RMB 13,800 and court fee RMB 43,900 to PLS before August 31, 2020.

As of October 27, 2020, CQ Penglin has paid RMB 2,250,000 to PLS for the First Debt.

In June 2019, CQ Penglin, GA Yongpeng and other defendants received another civil complaint from PLS, in which PLS complained that CQ Penglin should repay principal RMB 20,000,000 (the “Second Debt”) with an interest and penalty until the pay-off date.

On November 14, 2019, the Intermediate Court issued a civil mediation letter, according to which the Intermediate Court confirmed that CQ Penglin owed PLS principal of RMB 20,000,000, interest of RMB 893,333.33 as of January 2, 2019, compound interest RMB 22,400 within the loan period (the interest should be calculated based on RMB 20 million with 18% compound interest per year since January 3, 2019), PLS’s attorney fee RMB 500,000, court fee RMB 74,775 and property guarantee fee RMB 22,600. Accordingly, RMB 3 million of principal would be due before December 31, 2019, RMB 3 million of principal would be due before March 31, 2020, RMB 3 million of principal would be due before May 31, 2020, all the remaining balance would be due before August 31, 2020 by CQ Penglin to PLS and GA Yongpeng, Mingwen Wang and Zeshu Dai should undertake joint liability for the repayment of the Second Debt.

As of the date of this annual report, 2020, for the Second Debt, Zeshu Dai has paid off RMB 849,990.35 to PLS, Mingwen Wang has paid off RMB 337,118.66 to PLS and the Intermediate Court has ordered to enforced RMB 31,712.25 from CQ Penglin’s account as part of the Second Debt’s repayment.

Yong Li v. Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. & Guang’an Yongpeng Food Co., Ltd.

On May 7, 2018, Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”), GA Yongpeng and Yong Li signed an agreement (the “Agreement”), according to which, FYS Supermarket agreed to buy supermarket equipment owned by Yong Li, for a total price of approximately RMB 1.8 million. FYS Supermarket paid Yong Li RMB 100,000 upon signing the Agreement and agreed to pay the remaining RMB 1.7 million before October 18, 2018, with interest at a rate of 1.5% per month for any balance paid thereafter. GA Yongpeng, an indirect subsidiary of the Company, served as the guarantor for FYS Supermarket in the Agreement.

After the Agreement was signed, Chongqing Yangshida Real Estate Development Co., Ltd. (“Yang Shi Da”) provided FYS Supermarket with a copy of a leasing agreement between itself and Yong Li dated July 4, 2017, claiming that it was the actual owner of the equipment and that Yong Li only had the right to use and not the legal titles to the equipment. Accordingly, Yang Shi Da advised FYS Supermarket to hold the payment to Yong Li. Yang Shi Da also agreed that FYS Supermarket could use the equipment for free.

After FYS Supermarket suspension of the payment, Yong Li filed for pretrial property preservation to the Chongqing Nan’an District People’s Court (the “Nan’an Court”) and Nan’an Court granted pretrial property preservation on November 6, 2018 to freeze GA Yongpeng’s bank account in the amount of RMB 42,920.92. Subsequently, Yong Li filed a lawsuit to the Nan’an Court, requesting FYS Supermarket to pay RMB 1,805,000 yuan, and GA Yongpeng to assume joint liability.

On March 18, 2019, FYS Supermarket and GA Yongpeng sued Yong Li to revoke the agreement on the grounds of Yong Li’s alleged fraudulent representation. On March 21, 2019, FYS Supermarket and GA Yongpeng applied to the Nan’an Court to suspend Yong Li's lawsuit against them.

On June 11, 2020, Nan’an Court ruled to dismiss the FYS Supermarket and GA Yongpeng’s claim against Yong Li and ruled that FYS Supermarket shall pay Yong Li RMB1,700,000 and the monthly interests rate at 1.5% for the transfer fee and the losses, and Yong Li’s attorney fee in the amount of RMB 20,000. GA Yongpeng shall bear joint and several liability for the above repayment. FYS Supermarket and GA Yongpeng were also required to pay property guarantee fee in the amount of RMB 5,000 and court fee in the amount of RMB 21,045.

Yonghong Chen v. Chongqing Pengmei Supermarket Co., Ltd. v. Hong Zhou & Qingfu Liu

On January 2, 2019, Yonghong Chen sued CQ Pengmei regarding a lease dispute where CQ Pengmei was the lessor and Yonghong Chen was the lessee. In the complaint, Yonghong Chen sought damages in the amount of RMB110,000. CQ Pengmei added Hong Zhou and Qingfu Liu, who leased the property to CQ Pengmei, as third parties to this case.

On April 28, 2020, Chongqing City Beibei District People’s Court (“Beibei Court”) issued a judgement that CQ Pengmei shall return the Performance Bond of RMB 3,750 back to Yonghong Chen; CQ Pengmei shall return the rent of RMB 2,022.22 back to Yonghong Chen; CQ Pengmei shall compensate Yonghong Chen for the loss of RMB 13,882.86 in commodity extrusion, RMB 5,408 in decoration and decoration advertising expenses, and RMB 16,500 for the loss of work, which totals RMB 35,790.86; and CQ Pengmei shall also be responsible for RMB 840 out of RMB 1,250 of the litigation costs.

On May 19, 2020, CQ Pengmei has appealed the case to the Intermediate Court. On July 8, 2020, the Intermediate Court made a judgement that CQ Pengmei shall return the Performance Bond of RMB 3,750 back to Yonghong Chen; CQ Pengmei shall return the rent of RMB 2,022.22 back to Yonghong Chen; CQ Pengmei shall compensate Yonghong Chen for the loss of RMB 13,882.86 in commodity extrusion, RMB 5,408 in decoration and decoration advertising expenses, which totals RMB 19,290.86.

On December 27, 2018, Hong Zhou and Qingfu Liu sued CQ Pengmei regarding a lease dispute and sought damages in the amount of RMB 797,440 with interests and RMB 10,000 the use of a transformer. Hong Zhou and Qingfu Liu was the lessor and CQ Pengmei was the lessee. On June 18, 2019, CQ Pengmei counterclaimed Hong Zhou and Qingfu Liu for breach of the lease agreement and asked for a total compensation of RMB 2,106,813. On August 28, 2020, Beibei Court ruled to dismiss CQ Pengmei’s counterclaim against Hong Zhou and Qingfu Liu and made the judgement that the lease agreement between CQ Pengmei and Hong Zhou and Qingfu Liu should have terminated on December 31, 2018; CQ Pengmei shall pay the rent of RMB 233,536 to Hong Zhou and Qingfu Liu; CQ Pengmei shall pay occupancy expenses of RMB 11,392 to Hong Zhou and Qingfu Liu; CQ Pengmei shall pay liquidated damages to Hong Zhou and Qingfu Liu, which shall be calculated with RMB 233,536 as the principal and 15% annual interest rate starting from January 2, 2019 until the rent is paid off.

On September 22, 2020, CQ Pengmei has appealed the case to the Intermediate Court. As of the date of this annual report, the Intermediate Court has not scheduled a trial.

Chongqing Beibei Chouzhou Town Bank Co. Ltd. v. Penglin Wang, Mingwen Wang, Chongqing Pengmei Supermarket Co., Ltd., Chongqing Penglin Food Co., Ltd., and Chongqing Education Financing Guarantee Co. Ltd.

On June 4, 2020, Chongqing Beibei Chouzhou Town Bank Co. Ltd.(“Chouzhou Town Bank”) sued CQ Pengmei to repay the loan of Chouzhou Town Bank RMB2,395,058.92 in principal and RMB 20,142.45 in interest.

On September 25, 2020, the Beibei Court issued a civil mediation letter, according to which CQ Pengmei shall repay Chouzhou Town Bank the principal of RMB 2,380,064.92 and RMB 20,142.45 in interest. Accordingly, RMB110,000 of principal and RMB93,446.25 of the interest will be due before October 21, 2020, all the remaining balance shall be repaid for at least RMB100,000 at 21th of each month since November 2020, the repayment shall be completed no later than May 21, 2022. Since November 2020 to May 2022, the interest rate of CQ Pengmei shall pay to Chouzhou Town Bank rises by 50%, which shall be paid before 21th of each month. Penglin Wang, Mingwen Wang, Zeshu Dai, Chongqing Education Financing Guarantee Co. Ltd. and CQ Penglin shall bear joint and several liability for the above repayment.

As of the date of this annual report, CQ Pengmei has paid off RMB114,939.20 to Chouzhou Town Bank as part of the repayment.

Chongqing Dadukou Rongxing Town Bank Co. Ltd. v. Penglin Wang, Mingwen Wang, Chongqing Mingwen Food Co., Ltd., Chongqing Penglin Food Co., Ltd., Yong Wang, Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., Guang’an Yongpeng Food Co., Ltd., Zeshu Dai, and Chongqing Pengmei Supermarket Co., Ltd.

On August 12, 2020, Chongqing Dadukou Rongxing Town Bank Co. Ltd. (“Dadukou Rongxing”) sued CQ Penglin at the Chongqing Dadukou District People’s Court (the “Dadukou Court”) in connection with a loan agreement dated September 20, 2018 between Dadukou Rongxing and CQ Penglin. In the complaint, Dadukou Rongxin requested CQ Penglin to repay the loan of Dadukou Rongxing in the amount of RMB6, 629,447.34, which consists of RMB5,493,839.49 of principal and RMB1,135,607.85 of interest. Penglin Wang, a director of the Company, Mingwen Wang, Chongqing Mingwen Food Co., Ltd., FYS Supermarket, GA Yongpeng, Zeshu Dai, and CQ Pengmei shall bear joint and several liability for the above repayment.

As of the date of this annual report, the Chongqing Dadukou District People’s Court (the “Dadukou Court”) has not scheduled a trial.

Chongqing Puluosi Small Mortgage Co., Ltd. v. Zili Zhang and Chongqing Pengmei Supermarket Co., Ltd.

On August 4, 2020, PLS sue Zili Zhang in connection with a loan agreement between nPLS and Zili Zhang dated December 21, 2017. In the complaint, PLS requested Zili Zhang to repay the principal of RMB2,550,000 and the interest of RMB703,870 and CQ Pengmei to bear joint and several liability for the above repayment. CQ Pengmei has moved to dismiss the case based on lack of jurisdiction. As of the date of this annual report, the court has not ruled on the motion.

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

Employee Funds

As required under the Regulation of Insurance for Labor Injury, implemented on January 1, 2004, the Provisional Measures for Maternity Insurance of Employees of Corporations, implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council, issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council, promulgated on December 14, 1998, the Unemployment Insurance Measures, promulgated on January 22, 1999, and the Social Insurance Law of the PRC, implemented on July 1, 2011, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. Enterprises must apply for social insurance registration with local social insurance agencies and pay premiums for their employees. If an enterprise fails to pay the required premiums on time or in full amount, the authorities in charge will demand the enterprise to settle the overdue amount within a stipulated time period and impose a 0.05% overdue fine. If the overdue amount is still not settled within the stipulated time period, an additional fine with an amount of three to five times of the overdue amount will be imposed.

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2020, 2019 and 2018 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

We are a meat processing company that has operations across key sectors of the industry value chain involving processing of meat products. We are engaged in slaughtering, processing, packing, and selling various processed meat products. On April 3, 2020, we purchased 51% equity interest of Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), which engages in raw feed material and formula solution wholesales business. We are committed to providing consumers with high-quality products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standard in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in the People’s Republic of China (the “PRC” or “China”).

Our key operating revenues are driven by three types of market: 1) supermarket and grocery store revenues, 2) farmers’ market revenues and 3) feed raw material revenues. Our supermarket and grocery revenues are mainly driven from four supermarkets or grocery stores or hypermarkets (collectively as “supermarkets” herein) that we have cooperation with, where these supermarkets would provide us with store spaces in the supermarkets to put our fresh killed meats and processed marinated fresh meats products in designated counters for purchase. Some of the large supermarkets in the city of Chongqing and Sichuan province we have entered include Chongqing New Century, Sichuan Yonghui and Chongqing Fuyongsheng. Our famers’ market revenues are mainly driven from our hog production which we purchase live hogs for slaughtering and sell them to wholesale distributors or individual sellers that will ultimately sell them in farmers’ markets. We also separate out the hogs’ byproduct, such as hog hair, hog blood, hog intestines, hog feet and hog heads and sell them separately to the wholesale distributors or individual sellers. To maintain business continuity and stability, we strategically develops towards the upstream of the food supply chain. In April 2020, we started renting a 500 mu hog farm in Chongqing for 15 years, further expanding into hog breeding business and vertically integrating the food supply chain. Our feed raw material revenues are driven from our raw feed material and formula solution wholesales business, which mainly includes two products: soybean meal and soybean oil. We purchased the two products based on current market needs from distributors and resell to small distributors. As one of the leading feed sales companies in southwest China, JMC has more than 200 customers in farm industry and nearly 100 customers in feed production industry. The acquisition of JMC will further enable us to respond to the growing demand for pork in China. We believe that our business will benefit from this expanded vertical integration of the industry supply chain and network.

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

Key Factors that Affect Operating Results

PRC Pork Industry

The rapid growth of the PRC pork industry has been driven largely by robust economic growth, continued urbanization and rising disposable income. China is the largest pork production and consumption market in the world, comprising 47.92% and 50.06% of the global production and consumption markets respectively in 2016. Pork is deeply rooted in Chinese culture and diet, and comprised 60.0% of China’s meat consumption in 2016. Although PRC pork production volume has historically grown at a steady rate, a gap has consistently existed between the supply and demand of pork. Pork consumption is expected to grow at a comparatively faster compound annual growth rate (“CAGR”) of 3.08% compared to pork production with a CAGR of 3.01% from 2012 to 2018, especially 2019 the pork production decreased 21.3% due to the African swine fever, leading to a widening supply shortfall (Source: https://baijiahao.baidu.com/s?id=1660828715114318892&wfr=spider&for=pc). Therefore, it is expected that the volume of PRC pork imports will continue to rise.

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

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.7% in 2013 to 7.4% in 2014, 6.9% in 2015, 6.7% in 2016, 6.5% in 2017, 6.6% in 2018 and 6.1% in 2019. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and may have a materially adverse effect on its business.

Key Factors

Our variable interest entity and our operating subsidiary are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; (d) changes in the Chinese government policy on livestock slaughtering licenses; (e) changes in the Chinese government policy on food industry; (f) breakout of livestock and human diseases in the PRC, such as BSE, FMD and various strains of influenza and COVID-19. Unfavorable changes could affect demand for products that we sell and for products that we provide and could materially and adversely affect the results of operations.

We have contracts with major distributors that are selling our products to individual customers or small distributors from our hog production. Each of our slaughtered hogs is stamped with the FSA approval stamp after inspection and with the slaughtered house’s approval stamp, which states the name of the slaughtered house and its assigned code. After having these two stamps, FSA will issue an inspection approval certificate, and the slaughtered house will issue another inspection approval certificate. These two certificates go along with the fresh killed hog for anyone selling our fresh killed hog. Then fresh killed hog meat can be sold in markets. Our sales efforts focus on those wholesale distributors which place large recurring orders and present less credit risk to us. During the year ended June 30, 2020, we cooperated with 24 wholesale distributors as compared to 26 wholesale distributors during the year ended June 30, 2019 and 25 wholesale distributors during the year ended June 30, 2018.

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

Results of Operations

Years Ended June 30, 2020 vs. June 30, 2019

Revenues

Our revenues consist of supermarket and grocery store revenues, farmers’ market revenues and feed raw materials revenues. Total revenues increased by approximately $11.5 million, or 11.6%, to approximately $110.6 million for the year ended June 30, 2020, compared to approximately $99.1 million for the year ended June 30, 2019. The overall increase was primarily attributable to the increase of our feed raw materials revenues as we purchased JMC on April 3, 2020 which offset by the decrease of farmers’ market revenues.

Supermarket and grocery store revenues increased by approximately $2.0 million, or 51.1%, to approximately $5.8 million for the year ended June 30, 2020, compared to approximately $3.9 million for the year ended June 30, 2019. The outbreak of COVID-19 has shadowed China and general population in many aspects. In order to ensure that consumers’ basic living needs are met, supermarkets and grocery stores in various places still operated as usual. However, during the Chinese New Year and the COVID-19 outbreak, many food suppliers have raised product prices due to temporary shortage in the supply, so we had to raise our selling prices as well.

Farmers’ market revenues decreased by approximately $14.7 million, or 15.5%, to approximately $80.5 million for the year ended June 30, 2020, compared to approximately $95.2 million for the year ended June 30, 2019. Due to the outbreak of COVID-19, the total supply of fresh hogs largely decreased. The decrease was offset by the increase of unit selling price.

Feed raw material revenues was approximately $24.3 million for the year ended June 20, 2020 resulted from our purchase of the 51% equity interest in Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh killed regular hogs	$68,024,318	$81,254,949	$(13,230,631)	(16.3)%
Fresh killed Fragrant hogs	8,428,581	7,905,214	523,367	6.6%
Fresh hog byproducts	3,628,234	6,062,746	(2,434,512)	(40.2)%
Chilled fresh pork	392,803	-	392,803	100.0%
Total farmers’ market revenues	$80,473,936	$95,222,909	$(14,748,973)	(15.5)%

Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh killed regular hogs (kg)	12,941,488	29,700,842	(16,759,354)	(56.4)%
Average selling price (per kg)	$5.26	$2.74	$2.52	92.0%

Revenues of fresh killed regular hogs decreased by approximately $13.2 million, or 16.3%, to approximately $68.0 million for the year ended June 30, 2020, compared to approximately $81.2 million for the year ended June 30, 2019. The decrease was primarily attributable to the decrease in quantity of fresh killed regular hogs sold and partially offset by the increase of average selling unit price.

During the year ended June 30, 2020, we sold 12,941,488 kg of fresh killed regular hogs as compared to 29,700,842 kg sold during the year ended June 30, 2019. The decrease in quantity sold of 16,759,354 kg or 56.4% during the year ended June 30, 2020 as compared to the same period in 2019 were mainly due to the African swine fever which started to wildly spread in China in late October 2018. Then starting from March 2019, the Chongqing government requires all local slaughtering houses can only purchase fresh hogs from Chongqing hog farms, which decreased of the supply of hogs. In addition, the outbreak of COVID-19 also decreased the supply of hogs.

The average selling price increased from $2.74/kg during the year ended June 30, 2019 to $5.26/kg during the year ended June 30, 2020, an increase of $2.52/kg or 92.0%. The increase was mainly due to the supply drop of the fresh regular hogs. Due to the African swine fever, the purchase control of Chongqing government and the COVID-19 outbreak, the supply of regular hogs began to decrease which drove up the unit selling price. However, we did not expect to see a big decrease of fresh regular hog meat demand as the African swine fever has no effect on human health as this animal disease can be fully killed after high temperature. The increase was offset by the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 2.9%.

Our revenues from fresh killed fragrant hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh killed fragrant hogs (kg)	1,026,513	1,678,375	(651,862)	(38.8)%
Average selling price (per kg)	$8.21	$4.71	$3.50	74.3%

During the year ended June 30, 2020, we sold 1,026,513 kg of fresh killed fragrant hogs as compared to 1,678,375 kg sold during the year ended June 30, 2019. The quantity sold decreased 651,862 kg or 38.8% during the year ended June 30, 2020 as compared to the same period in 2019. The decrease of the supply of fragrant hogs are mainly due to the African swine fever which started to wildly spread in China in late October 2018, the purchase control of Chongqing government and the outbreak of COVID-19 as discussed above.

The average selling price increased from $4.71/kg during the year ended June 30, 2019 to $8.21/kg during the year ended June 30, 2020, an increase of $3.50/kg or 74.3%. The supply of fragrant hogs began to decrease which drove up the unit selling price. However, we did not expect to see a big decrease of fresh killed fragrant hog meat demand as the African swine fever has no effect on human health as this animal disease can be fully killed after high temperature. The decrease of unit average selling price also attributable to the depreciation of Chinese Renminbi against U.S. dollar of 2.9%.

Our revenues from fresh hog byproducts on numbers of set sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh hog byproducts (set)	149,173	327,888	(178,715)	(54.5)%
Average selling price (per set)	$24.32	$18.49	$5.83	31.5%

Fresh hog byproducts derived from the hog slaughtering process include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts decreased by approximately $2.4 million, or 40.2%, to approximately $3.6 million for the year ended June 30, 2020, compared to approximately $6.1 million for the year ended June 30, 2019. The decrease was primarily attributable to our decreased revenues of fresh killed regular hogs. We slaughtered 149,173 hogs during the year ended June 30, 2020 as compared to 327,888 hogs during the year ended June 30, 2019, which is 178,715 less hogs, or 54.5%. Each hog produces a set of byproducts, so less byproducts were produced in 2020 than the same period in 2019.

We sell regular hog byproducts and fragrant hog byproducts together at the same price, and sell the byproducts by set with one type of set composed of hog hair, hog blood, hog intestines and hog feet and the other type of set composed of hog heads only. We are connected with two byproducts local distributors, one exclusively purchase our hog heads and the other distributors purchase the remaining hog byproducts who are able to purchase all the byproducts that we produced and are able to resell these byproducts to small distributors or restaurants during the period. During the year ended June 30, 2020, the average selling price increased from $18.49 during the year ended June 30, 2019 to $24.32, an increase of $5.83/kg, or 31.5%.We increased our unit selling price due to lesser supply of these byproducts. The decrease of unit average selling price was also offset by the depreciation of Chinese Renminbi against U.S. dollar of 2.9%.

Our revenues from chilled fresh pork in number of kilograms sold and its average agent fee are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Chilled fresh pork (kg)	3,343,529	-	3,343,529	100.0%
Average agent fee (per kg)	$0.12	$-	$0.12	100.0%

As the Chongqing local demand of pork was hard to meet after the purchase control of Chongqing government, we started acting as an agent to trade chilled fresh pork from other provinces in November 2019. We purchase chilled fresh pork from distributors and resell to small distributors directly. The chilled fresh pork stores at a third-party warehouse, and the small distributors go to the warehouse to pick up their orders. We are not responsible for transporting or storing any chilled fresh pork. During the year ended June 30, 2020, we traded 3,343,529 kg chilled fresh pork at an average agent fee of $0.12/kg.

Our revenues from our feed raw material revenues are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Soybean meal	$21,652,844	$-	$21,652,844	100.0%
Soybean oil	2,597,403	-	2,597,403	100.0%
Total feed raw material revenues	$24,250,247	$-	$24,250,247	100.0%

Our revenues from soybean meal in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Soybean meal (kg)	57,660,570	-	57,660,570	100.0%
Average selling price (per kg)	$0.38	$-	$0.38	100.0%

We began selling soybean meal business and sold 57,660,570 kg of soybean meals at an average selling price of $0.38/kg after our acquisition of the 51% equity interest in JMC on April 3, 2020. The selling prices are not fixed, and they are floating based on the current local market prices.

Our revenues from soybean oil in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Soybean oil (ton)	3,335	-	3,335	100.0%
Average selling price (per ton)	$778.83	$-	$778.83	100.0%

We began selling soybean oil and sold 3,335 tons of soybean oil at an average selling price of $778.83/kg after our acquisition of the 51% equity interest in JMC on April 3, 2020.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $12.9 million, or 14.3%, to approximately $103.4 million for the year ended June 30, 2020, compared to approximately $90.4 million for the year ended June 30, 2019. Our total cost of revenues increased which was in line with the increase of total revenues.

Cost of supermarket and grocery store revenues increased by approximately $1.7 million, or 52.4%, to approximately $5.0 million for the year ended June 30, 2020, compared to approximately $3.3 million for the year ended June 30, 2019. Our cost of supermarket and grocery store revenues increased which was in line with the increase of supermarket and grocery store revenues as the purchase price of inventories increased. The increase of the cost of supermarket and grocery store revenues was offset by the depreciation of RMB against U.S. dollar of 2.9%.

Cost of farmers’ market revenues decreased by approximately $11.0 million, or 12.6%, to approximately $76.2 million for the year ended June 30, 2020, compared to approximately $87.2 million for the year ended June 30, 2019. The decrease was mainly caused by the decreased volume at farmers’ markets, which was primarily attributable to the decreased revenues brought under the influence of the African swine fever and the COVID-19.

Cost of feed raw material revenues was approximately $22.2 million for the year ended June 30, 2020 resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our cost of revenues from farmers’ market revenues are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh killed regular hogs	$66,264,028	$76,997,355	$(10,733,327)	(13.9)%
Fresh killed fragrant hogs	6,893,681	5,263,496	1,630,185	31.0%
Fresh hog byproducts	3,034,735	4,911,737	(1,877,002)	(38.2)%
Total farmers’ market cost of revenues	$76,192,444	$87,172,588	$(10,980,144)	(12.6)%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh killed regular hogs (kg)	12,941,488	29,700,842	(16,759,354)	(56.4)%
Average production cost (per kg)	$5.12	$2.59	$2.53	97.7%

Cost of fresh killed regular hogs decreased by approximately $10.7 million, or 13.9%, to approximately $66.3 million for the year ended June 30, 2020, compared to approximately $77.0 million for the year ended June 30, 2019. The cost of fresh killed regular hogs was part of the cost of purchasing live regular hogs and overhead costs incurred in our own slaughtering house. The decrease was primarily associated with the decrease of sales volume of fresh killed regular hogs and the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar.

During the year ended June 30, 2020 we purchased 130,928 regular hogs which produced 12,941,488 kg of fresh killed regular hogs as compared to 298,290 regular hogs which produced 29,700,842 kg of fresh killed regular hogs during the year ended June 30, 2019, a decrease of 16,759,354 kg, or 56.4%. The decrease of quantity produced was associated with the decrease of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed regular hogs increased from $2.59/kg in the year ended June 30, 2019 to $5.12/kg during the year ended June 30, 2020, an increase of $2.53/kg, or 97.7%. Due to the African swine fever which started to wildly spread in China in late October 2018, the purchase control of Chongqing government and the outbreak of COVID-19, the supply of regular hogs began to decrease which drove up the unit selling price. The increase was offset by the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 2.9%.

Our volume and unit cost of revenues from fresh killed fragrant hogs are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh killed Fragrant hogs (kg)	1,026,513	1,678,375	(651,862)	(38.8)%
Average production cost (per kg)	$6.72	$3.14	$3.58	114.0%

Cost of fresh killed fragrant hogs increased by approximately $1.6 million, or 31.0%, to approximately $6.9 million for the year ended June 30, 2020, compared to approximately $5.3 million for the year ended June 30, 2019. The cost of fresh killed fragrant hogs was part of the cost of purchasing live fragrant hogs and overhead costs incurred in our own slaughtering house. Due to the African swine fever, the purchase control of Chongqing government and the outbreak of COVID-19, the supply of fragrant hogs began to decrease which drove up the unit selling price. The increase was offset by the decreased sales volume and the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 2.9%.

During the year ended June 30, 2020, we purchased 18,245 fragrant hogs which produced 1,026,513 kg of fresh killed fragrant hogs as compared to 29,598 fragrant hogs which produced 1,678,375 kg of fresh killed fragrant hogs during the year ended June 30, 2019. The decrease of quantity produced was associated with the decrease of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed fragrant hogs increased from $3.14/kg in the year ended June 30, 2019 to $6.72/kg during the year ended June 30, 2020, an increase of $3.58/kg, or 114.0%. Due to the African swine fever, the purchase control of Chongqing government and the outbreak of COVID-19, the supply of fragrant hogs began to decrease which drove up the unit selling price.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Fresh hog byproducts (set)	149,173	327,888	(178,715)	(54.5)%
Average production cost (per set)	$20.34	$14.98	$5.36	35.8%

Cost of fresh hog byproducts decreased by approximately $1.9 million, or 38.2%, to approximately $3.0 million for the year ended June 30, 2020, compared to approximately $4.9 million for the year ended June 30, 2019. We allocated total production cost of hogs to our fresh hog byproducts based upon the percentage of selling prices between the fresh killed hogs and the fresh hog byproducts. Due to the lower total production cost of fresh killed hogs during the year ended June 30, 2020 than the cost during the same period in 2019, it resulted in a lower allocation of our total production cost to our fresh hog byproduct.

The average unit cost of producing fresh hog byproducts increased from $14.98/set during the year ended June 30, 2019 to $20.34/set during the year ended June 30, 2020, an increase of $5.36/set, or 35.8%. The production cost of byproducts is included in production cost of fresh killed regular hogs. The increase was due to the cost of revenues allocation as discussed above and was offset by the depreciation of RMB against U.S. dollar of 2.9%.

Our cost of revenues from our feed raw material revenues are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Soybean meal	$19,665,423	$-	$19,665,423	100.0%
Soybean oil	2,554,105	-	2,554,105	100.0%
Total cost of feed raw material revenues	$22,219,528	$-	$22,219,528	100.0%

Our volume and unit cost of revenues from soybean meal are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Soybean meal (kg)	57,660,570	-	57,660,570	100.0%
Average selling price (per kg)	$0.34	$-	$0.34	100.0%

We purchased and resold 57,660,570 kg of soybean meals at an average purchase price of $0.34/kg resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our volume and unit cost of revenues from soybean oil are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Soybean oil (ton)	3,335	-	3,335	100.0%
Average selling price (per ton)	$765.94	$-	$765.94	100.0%

We purchased and resold 3,335 tons of soybean oil at an average selling price of $765.94/kg resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year ended June 30, 2020	For the Year ended June 30, 2019	Change	Change (%)
Supermarket and grocery store revenues
Gross profit	$865,767	$599,919	$265,848	44.3%
Gross margin	14.9%	15.6%	(0.7)%

Farmers’ market revenues
Gross profit	$4,281,492	$8,050,321	$(3,768,829)	(46.8)%
Gross margin	5.3%	8.5%	(3.1)%

Feed raw material revenues
Gross profit	$2,030,719	-	$2,030,719	100.0%
Gross margin	8.4%	-%	8.4%

Total
Gross profit	$7,177,978	$8,650,240	$(1,472,262)	(17.0)%
Gross margin	6.5%	8.7%	(2.2)%

Our gross profit decreased by approximately $1.5 million, or 17.0%, to approximately $7.2 million during the year ended June 30, 2020, from approximately $8.7 million for the year ended June 30, 2019. The decrease in gross profit was primarily due to our decrease of revenues in our farmers’ market and offset by our increase of revenues in our supermarkets and grocery sales and feed raw material sales.

For the years ended June 30, 2020 and 2019, our overall gross margin was 6.5% and 8.7%, respectively. The decrease in gross margin was primarily due to the decreased gross margin of both supermarket and grocery store revenues and famers’ market revenues.

Our gross margin for supermarket and grocery store revenue slight decreased from 15.6% for the year ended June 30, 2019 to 14.9% for the year ended June 30, 2020 mainly due to the increase of selling prices at a lower rate than the increase of purchase prices as we were making our effort to control the selling prices during the outbreak of COVID-19.

Our gross margin for farmers’ market revenues decreased from 8.5% for the year ended June 30, 2019 to 5.3% for the year ended June 30, 2020 mainly due to the gross margin of our fresh killed fragrant hog products decreased from 33.4% for the year ended June 30, 2019 to 18.2% for the year ended June 30, 2020 as we have more competitor of selling fresh killed fragrant hog which driven down our unit selling price as discussed above.

Our gross margin for feed raw material revenues was 8.4% for the year ended June 30, 2020 resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Selling Expenses

Selling expenses increased by approximately $0.2 million, or 44.2%, from approximately $0.6 million for the year ended June 30, 2019 as compared to approximately $0.8 million for the year ended June 30, 2020. The increase in selling expenses was primarily due to the increase of salary expense of approximately $0.1 million and the increase of shipping and stores decoration fees of approximately $0.1 million. We expect that our overall sales and marketing expenses, including but not limited to, brand promotion, salary, incentive and servicing expense, will continue to increase in the foreseeable future as and if our business further grows.

General and Administrative Expenses

General and administrative expenses increased by approximately $2.9 million, or 226.1%, from approximately $1.3 million for the year ended June 30, 2019 as compared to approximately $4.2 million for the year ended June 30, 2020. The increase in general and administrative expenses was primarily due to the increase of salary and insurance expenses of $0.3 million. In addition, the increase also attributable to the increase of business consulting fee of approximately $1.5 million and the promissory note repayment extension penalty of $0.5 million. The increase also attributable to the increase of approximately $0.5 million of legal expense mainly related to our financing and acquisition of JMC activities and the increase of approximately $0.1 million rent expense. We expect our general and administrative expenses, including but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our legal expenses to decrease in the foreseeable future unless we will have additional potential acquisition or financing transactions that are required of legal services.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $26,000, or 3.5% from approximately $0.7 million for the year ended June 30, 2019 as compared to approximately $0.8 million for the year ended June 30, 2020. The change was due to the fact that we had slightly more accounts receivables aged over 6 months as of June 30, 2020 as compared to June 30, 2019.

Stock Compensation Expenses

We incurred approximately $0.9 million stock compensation expense to pay for certain professional services valued at $650,000 during the year ended June 30, 2020 in connection to the issuance of our ordinary shares in August 2019. We expect this is a one-time expense and we do not expect such expenses will incur in the future period. In addition, we incurred approximately $0.2 million stock compensation expense in relation to the vested portion of the stock options issued to our independent directors. Furthermore, we incurred approximately $67,000 on stock compensation expense in relation to our ordinary shares issued to our business consulting firm for its services performed from March 2020 to June 2020.

Income from Operations

The income from operations for the year ended June 30, 2020 was approximately $0.5 million, a decrease of approximately $5.6 million, or 91.5%, from approximately $6.1 million for the year ended June 30, 2019. The decrease was mostly attributable to the decrease of farmers’ market sales and the increase of selling expenses, general and administrative expenses and stock compensation expense and offset by the increase in supermarket and grocery store sales and feed raw material sales as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, other income (expense), net, estimated litigation charges and provision for doubtful accounts – security deposit. Our total other expense was approximately $2.9 million during the year ended June 30, 2020, an increase of approximately $2.1 million, or 245.6%, as compared to our other expenses of approximately $0.8 million during the year ended June 30, 2019. The increase was mainly due to the increase of interest expense of approximately $0.9 million as we incurred more penalty interest charges for bank loans in default for the year ended June 30, 2020. The increase was also due to the amortization costs of convertible debts of approximately $0.4 million for the year ended June 30, 2020. Additionally, we made an allowance of approximately $0.7 million for the security deposit for a loan during the year ended June 30, 2020. The increased other expense, net of approximately $0.1 million was mainly due to the can food donation we made during the outbreak of COVID-19 during the year ended June 30, 2020.

Provision for Income Taxes

Provision for income tax was approximately $0.2 million during the year ended June 30, 2020, an increase of approximately $10,000, or 4.5%, as compared to approximately $0.2 million for the year ended June 30, 2019. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The slight increase in provision for income taxes was mainly to JMC which had taxable income during the year ended June 30, 2020.

Net (Loss) Income from Continuing Operations

Our net loss from continuing operations was approximately $2.6 million for the year ended June 30, 2020, decreased by approximately $7.6 million, or 151.8%, from net income from continuing operations of approximately $5.0 million for the year ended June 30, 2019. Such change was the result of the combination of the changes as discussed above.

Net (Loss) Income from Discontinued Operations

In February 2020, we discontinued its grocery stores business as the business has been operating at losses. As a result, the results of operations for our grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net loss from discontinued operations increased by approximately $1.1 million, or 171.1%, to a net loss of approximately $1.8 million for the year ended June 30, 2020, from a net loss of approximately $0.7 million for the year ended June 30, 2019. The increase in loss from discontinued operations was predominantly due to the provision for right-of-use assets of approximately $0.3 million as we early terminated the CQ Pengmei grocery lease, the loss on disposal of long-lived assets of approximately $0.3 million and the impairment of long-lived assets of approximately $0.7 million. In addition, due to the outbreak of COVID-19 in 2020 and lack of effective management, the gross profit also dropped approximately $0.2 million for the year ended June 30, 2020 as compared to the same period in 2019.

Net (Loss) Income

Our net loss was approximately $4.4 million for the year ended June 30, 2020, decreased by approximately $8.8 million, or 200.8%, from the net income of approximately $4.4 million for the year ended June 30, 2019. Such change was the result of the combination of the changes as discussed above.

Years Ended June 30, 2019 vs. June 30, 2018

Revenues

Our revenues consist of supermarket and grocery store revenues and farmers’ market revenues. Total revenues decreased by approximately $2.0 million, or 2.0%, to approximately $90.4 million for the year ended June 30, 2019, compared to approximately $101.1 million for the year ended June 30, 2018. The overall decrease was primarily attributable to the decrease of farmers’ market revenues.

Supermarket and grocery store revenues increased by approximately $0.1 million, or 2.8%, to approximately $3.8 million for the year ended June 30, 2019, compared to approximately $3.7 million for the year ended June 30, 2018 as our sales volume at supermarket was slightly increased during the year ended June 30, 2019.

Farmers’ market revenues decreased by approximately $2.1 million, or 2.2%, to approximately $95.2 million for the year ended June 30, 2019, compared to approximately $97.4 million for the year ended June 30, 2018. The African swine fever started to wildly spread in China in late October 2018, so the supply of hogs began to decrease. In addition, more sellers started to sell fresh killed fragrant hogs in the market during the year ended June 30, 2019, so we had to lower our unit selling price to be competitive.

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed regular hogs	$81,254,949	$80,788,494	$466,455	0.6%
Fresh killed Fragrant hogs	7,905,214	9,426,069	(1,520,855)	(16.1)%
Fresh hog byproducts	6,062,746	7,138,757	(1,076,011)	(15.1)%
Total farmers’ market revenues	$95,222,909	$97,353,320	$(2,130,411)	(2.2)%

Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Fresh killed regular hogs (kg)	29,700,842	32,878,986	(3,178,144)	(9.7)%
Average selling price (per kg)	$2.74	$2.46	$0.28	11.3%

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

During the year ended June 30, 2019, we sold 1,678,375 kg of fresh killed fragrant hogs as compared to 1,629,225 kg sold during the year ended June 30, 2018. The quantity sold increased 49,150 kg or 3.0% during the year ended June 30, 2019 as compared to the same period in 2018. We did not start our fresh killed fragrant hogs business until September 2017. Therefore, we sold more quantity during the year ended June 30, 2019 than the same period in 2018. In addition, we have a stable supply of fresh killed fragrant hogs from Chongqing suppliers and the African swine did not have a big influence on the supply of fresh killed fragrant hogs in Chongqing area.

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

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues decreased by approximately $1.0 million, or 1.1%, to approximately $90.4 million for the year ended June 30, 2019, compared to approximately $91.4 million for the year ended June 30, 2018. Our total cost of revenues increased which was in line with the decrease of total revenues.

Cost of supermarket and grocery store revenues slightly increased by approximately $63,000, or 2.0%, to approximately $3.3 million for the year ended June 30, 2019, compared to approximately $3.2 million for the year ended June 30, 2018. Our cost of supermarket and grocery store revenues increased which was in line with the increase of supermarket and grocery store revenues as we have sold more products during the year ended June 30, 2019. The increase of the cost of supermarket and grocery store revenues was offset by the depreciation of RMB against U.S. dollar of 4.7%.

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

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)
Supermarket and grocery store revenues
Gross profit	$599,919	$557,074	$42,845	7.7%
Gross margin	15.6%	14.9%	(0.7)%

Farmers’ market revenues
Gross profit	$8,050,321	$9,094,397	$(1,044,076)	(11.5)%
Gross margin	8.5%	9.3%	(0.8)%

Total
Gross profit	$8,650,240	$9,651,471	$(1,001,231)	(10.4)%
Gross margin	8.7%	9.5%	(0.8)%

Our gross profit decreased by approximately $1.0 million, or 10.4%, to approximately $8.7 million during the year ended June 30, 2019, from approximately $9.7 million for the year ended June 30, 2018. The decrease in gross profit was primarily due to our decrease of revenues in our farmers’ market and offset by our increase of revenues in our supermarkets and grocery sales.

For the years ended June 30, 2019 and 2018, our overall gross margin was 8.7% and 9.5%, respectively. The decrease in gross margin was primarily due to the decreased gross margin of famers’ market revenues.

Our gross margin for supermarket and grocery store revenue increased slightly from 14.9% for the year ended June 30, 2018 to 15.6% for the year ended June 30, 2019. We have been trying to keep our gross margin consistent and within our reasonable range on our selling prices on our supermarket and grocery products which resulted in a slightly increase of 0.7%.

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

Selling Expenses

Selling expenses decreased by approximately $0.2 million, or 22.3%, from approximately $0.7 million for the year ended June 30, 2018 as compared to approximately $0.6 million for the year ended June 30, 2019. The decrease in selling expenses was primarily due to the decrease of automobile, benefit, salary expense and packaging fees of approximately $0.2 million during the year of 2019.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.3 million, or 30.2%, from approximately $1.0 million for the year ended June 30, 2018 as compared to approximately $1.3 million for the year ended June 30, 2019. The increase in general and administrative expenses was primarily due to the increase of salary expenses of $0.2 million which we started paying our three officers’, CEO, CFO and President, salaries in January 2018 as well as the increase of our administrative team employees to support our increase volume of operations. In addition, the increase also attributable to the increase of professional fee of approximately $0.1 million.

Provision for Doubtful Accounts

Provision for doubtful accounts decreased by approximately $0.2 million, or 19.0% from approximately $0.9 million for the year ended June 30, 2018 as compared to approximately $0.7 million for the year ended June 30, 2019. The change was due to the fact that we had less accounts receivables aged over 6 months as well as our better management on accounts receivable collection as of June 30, 2019 as compared to June 30, 2018.

Income from Operations

The income from operations for the year ended June 30, 2019 was approximately $6.1 million, a decrease of approximately $1.0 million, or 13.7%, from approximately $7.0 million for the year ended June 30, 2018. The decrease was mostly attributable to the decrease of farmers’ market sales and the increase of general and administrative expenses and offset by the increase in supermarket and grocery store sales and the decrease of selling expenses and provision for doubtful accounts as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, other income (expense), net, estimated litigation charges and provision for doubtful accounts – loan receivable. Our other expense was approximately $0.8 million during the year ended June 30, 2019, a decrease of approximately $1.7 million, or 67.3%, as compared to our other expenses of approximately $2.6 million during the year ended June 30, 2018. The decrease was mainly due to the decrease of interest expense of approximately $0.4 million as we incurred less bank loans and notes for our working capital needs. Additionally, we did not make any allowance for loan receivable during the year ended June 30, 2019 as compared to an allowance of approximately $1.5 million recorded for Hunan Huade loan receivable during the year ended June 30, 2018. The other expense, net was offset by the decrease of interest income of approximately $0.4 million as we did not loan to outside parties during the year ended June 30, 2019.

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

Net Income from Continuing Operations

Our net income from continuing operations increased by approximately $1.3 million, or 33.4%, to approximately $5.0 million for the year ended June 30, 2019, from approximately $3.8 million for the year ended June 30, 2018. Such change was the result of the combination of the changes as discussed above.

Net Loss from Discontinued Operations

Our net loss from discontinued operations was approximately $0.7 million for the year ended June 30, 2019. The net loss from discontinued operations was predominantly due to the selling expenses, general and administrative expenses and other expenses, net of approximately $0.9 million. The net loss from discontinued operations was offset by the gross profit of approximately $0.4 million for the year ended June 30, 2019. We purchased CQ Pengmei on July 1, 2018, so we did not have any discontinued operations during the year ended June 30, 2018.

Net Income

Our net income was approximately $4.4 million for the year ended June 30, 2019, increased by approximately $0.6 million, or 15.8%, from the net income of approximately $3.8 million for the year ended June 30, 2018. Such change was the result of the combination of the changes as discussed above.

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

As of June 30, 2020, we had working capital of approximately $17.5 million. We had accounts receivable of approximately $40.6 million, most of them are short-term in nature and can be collected back within our operating cycle to be used to support our working capital requirements. We believe the components of our current working capital is sufficient to support our operations for the next twelve months.

We generated net (loss) income from continuing operations of $(2,603,296), $5,026,212 and $3,768,109 from operations for the years ended June 30, 2020, 2019 and 2018, respectively. Our strategy of connecting with major local distributors has helped us not only largely increased our farmers’ market sales but also more easily to collect accounts receivable because of the better credibility of the distributors.

As of June 30, 2020, we had approximately $12.9 million of loans and notes from financial institutions, third parties and related parties and approximately $4.8 million of convertible notes. We obtained these loans and notes to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations. For more details about these loans and notes, see Note 11 and Note 14 in our Notes to the consolidated financial statements included in this report.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

Cash Flows

The following summarizes the key components of our cash flows for the years ended June 30, 2020, 2019 and 2018.

	For the Years Ended June 30,
	2020	2019	2018
Net cash used in operating activities from continuing operations	$(5,660,373)	$(5,043,182)	$(3,595,031)
Net cash used in operating activities from discontinued operations	(251,646)	(224,079)	-
Net cash provided by (used in) investing activities from continuing operations	159,062	1,151,310	(89,351)
Net cash provided by investing activities from discontinued operations	-	42,234	-
Net cash provided by financing activities from continuing operations	4,269,333	6,829,026	3,992,714
Net cash used in financing activities from discontinued operations	(192,325)	(178,500)	-
Effect of exchange rate change on cash	(4,296)	320,103	(10,769)
Net change in cash and cash equivalents	$(1,680,245)	$2,896,912	$297,563

As of June 30, 2020, and 2019, cash in the amount of approximately $1.3 million and $0.6 million, respectively, were all held by our subsidiaries and variable interest entity in the PRC.

Operating activities

Cash used in operating activities from continuing operations was approximately $5.7 million for the year ended June 30, 2020, which was mainly due to the net loss from continuing operations of approximately $2.6 million, the increase of deferred tax benefit of approximately $0.2 million, the increase of prepayments of approximately $5.6 million, the decrease of accounts payable of approximately $4.2 million, the decrease of customer deposits of approximately $3.3 million. The net cash used in operating activities was mainly offset by non-cash items of depreciation and amortization of plant and equipment and intangible assets of approximately $0.5 million, provision for doubtful accounts of approximately $1.5 million as we had more account receivables aged over one year and we made an allowance for a security deposit of a loan, stock compensation expense of approximately $0.9 million, late payment penalty expense for repayment of our promissory notes of $0.5 million, amortization of convertible debenture issuance cost and discount of approximately $0.4 million, the decrease of accounts receivable of approximately $2.6 million, the decrease of inventories of approximately $0.3 million as we try to minimize our inventory to reduce our storage cost, the decrease of security deposits of approximately $1.4 million, the increase of other payables and accrued liabilities of approximately $1.6 million, and the increase of tax payables of approximately $0.5 million.

Cash used in operating activities from continuing operations was approximately $5.0 million for the year ended June 30, 2019, which was mainly due to the increase in accounts receivable of approximately $16.9 million as we are extending more credit on our farmers’ market sales, the increase in other receivables of approximately $0.2 million and the increase of sales performance deposit of approximately $1.5 million. The net cash used in operating activities was mainly offset by the net income from continuing operations of approximately $5.0 million, provision for doubtful accounts of approximately $0.7 million as we had more account receivables aged over one year, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.5 million, the write off of deferred tax benefit of approximately $0.2 million, the decrease of prepayments of approximately $0.1 million, the decrease of loan receivable – interest of approximately $0.7 million, the increase of accounts payable of approximately $5.9 million, the increase of other payables and accrued liabilities of approximately $0.2 million, and the increase of customer deposit of $0.1 million as we received more future purchase orders from local food companies.

Cash used in operating activities from continuing operations was approximately $3.6 million for the year ended June 30, 2018, which was mainly due to the increase in accounts receivable of approximately $12.0 million due to the increase of our farmers’ market business as we are extending more credit on our sales, and the increase in loan receivables - interest of approximately $0.4 million. The net cash used in operating activities was mainly offset by the net income from continuing operations of approximately $3.8 million, provision for doubtful accounts of approximately $2.4 million as we had more account receivables aged over one year and we made an allowance of our loan receivable interest of approximately $1.5 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.5 million, the decrease of inventories of approximately $0.3 million as we try to minimize our inventory to improve our storage cost, the decrease of prepayments of approximately $0.2 million, the increase of other payables and accrued liabilities of approximately $0.2 million, the increase of customer deposit of $0.6 million as we received more future purchase orders from local food companies, and the increase of taxes payable of approximately $0.9 million.

Investing activities

Cash provided in investing activities from continuing operations was approximately $0.2 million for the year ended June 30, 2020, which was due to approximately $0.9 million of cash held in connection with the acquisition of JMC and offset by purchases of plant and equipment of approximately $0.7 million.

Cash provided by investing activities from continuing operations was approximately $1.2 million for the year ended June 30, 2019, which was due to repayments from loan to a third party of approximately $1.2 million and offset by purchases of plant and equipment of approximately $21,000.

Cash used in investing activities from continuing operations was approximately $89,000 for the year ended June 30, 2018, which was due to purchases of plant and equipment of approximately $89,000.

Financing activities

Cash provided by financing activities from continuing operations was approximately $4.3 million for the year ended June 30, 2020, which was mainly due to proceeds from short-term bank loans of approximately $0.5 million, proceeds from short-term third-party loans of approximately $0.8 million, proceeds from long-term third-party loans of approximately $2.0 million, proceeds from long-term related-party loans of approximately $0.5 million and proceeds from convertible debentures of approximately $5.5 million, net of issuance cost of approximately $0.2 million. Cash provided by financing activities from continuing operations for the year ended June 30, 2020 was mainly offset by the repayments of other payables- related parties of approximately $2.0 million, the repayments of short-term bank loans of approximately $1.1 million, and the repayments of short-term third-party loans of approximately $1.6 million.

Cash provided by financing activities from continuing operations was approximately $6.8 million for the year ended June 30, 2019, which was mainly due to proceeds from other payables – related parties of approximately $0.7 million, proceeds from issuance of ordinary shares through private placements of $0.2 million, proceeds from completion of initial public offering, net of approximately $4.4 million, proceeds from short-term bank loans of approximately $4.5 million, proceeds from short-term third-party loans of approximately $1.2 million, proceeds from short-term related-party loans of approximately $0.3 million, proceeds from long-term bank loans of approximately $0.9 million and return of security deposit of approximately $0.6 million. Cash provided by financing activities from continuing operations for the year ended June 30, 2019 was mainly offset by the repayments of short-term bank loans of approximately $4.8 million, repayments of short-term third-party loans of approximately $0.3 million, and repayments of long-term bank loan of approximately $1.0 million.

Cash provided by financing activities from continuing operations was approximately $4.0 million for the year ended June 30, 2018, which was mainly due to repayments from other receivables – related parties of approximately $2.7 million, proceeds from other payables – related parties of approximately $0.6 million, proceeds from issuance of ordinary shares with redemption rights of $1.8 million, proceeds from short-term bank loans of approximately $6.1 million, proceeds from short-term third-party loans of approximately $11.1 million and return of security deposits of approximately $0.6 million. Cash provided by financing activities from continuing operations for the year ended June 30, 2018 was mainly offset by the repayments of short-term bank loans of approximately $11.4 million, repayments of short-term third-party loans of approximately $6.1 million and repayments of notes payable of approximately $1.5 million.

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

Guarantees

As of June 30, 2020, CQ Penglin, our CEO, her husband and her elder son, and an unrelated third party Chongqing Education Guaranty Co., Ltd. jointly guaranteed approximately $1.3 million (RMB 9,000,000) loan that a related-party borrowed from the bank:

Name of the party being guaranteed	Guaranteed amount	Guarantee expiration date
CQ Mingwen (borrower)	$1,273,795	December 25, 2020

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

As of June 30, 2020, GA Yongpeng guaranteed approximately aggregated of unpaid loan balance of $0.1 million (RMB 809,220) that that four entities, 1) CQ Mingwen, a related party, 2) Chongqing Gangxinyi Trading Co., Ltd., 3) Chongqing Liangxun Trading Co., Ltd., and 4) Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., borrowed from Sichuan Toucu Financial Information Services Co., Ltd. These loan balances are GA Yongpeng’s property and CQ Pengmei’s 100% equity interest. As of the date of this report, all the loans balance were repaid by the guarantees.

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

As of June 30, 2020, the amount of potential losses we accrued for are summarized as follows:

Dispute matter	Claim amount
Leases	$45,867

As of June 30, 2020, the amounts of potential losses we did not accrue for are summarized as follows:

Dispute matter	Claim amount
Guarantees	$248,302

We received three complaints related to an approximately $4.6 million (RMB 33,000,000) loan currently in default (See Note 11 – Chongqing Puluosi Small Mortgage Co., Ltd.).

Yong Li filed a lawsuit against Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”) and GA Yongpeng in connection with FYS Supermarket’s breach of a supermarket equipment purchase agreement signed on May 7, 2018 by failing to pay off the remaining balance of approximately $0.2 million (RMB 1.7 million). On June 11, 2020, Chongqing Nan’an District People’s Court made a judgement that FYS Supermarket should pay Yong the full remaining balance and the monthly interest rate at 1.5% for the transfer fee and the losses and Yong’s attorney fee approximately $3,000 (RMB 20,000). GA Yongpeng shall bear joint and several liability for the above repayment. FYS Supermarket and GA Yongpeng are also required to pay property guarantee fee approximately $700 (RMB 5,000) and court fee approximately $3,000 (RMB 21,045). As of the date of this report, we have evaluated the financial condition of FYS Supermarket and has concluded that the likelihood of having to make any payments is remote. Therefore, we did not accrue any contingent liability as of June 30, 2020.

On October 20, 2020, Chongqing Haobangshou Ecommerce Co., Ltd. (“Haobangshou”) filed a lawsuit against Chongqing Penglin in connection with the $1,415,328 (RMB 10,000,000) loan due on March 24, 2023 and a total of $445,828 (RMB 3,150,000) outstanding payments for goods purchased in July 2020. Haobangshou stated that Haobangshou and CQ Penglin made a verbal deal in July 2020 that CQ Penglin will return the whole balance of $1,861,156 (RMB 13,150,000) within three months but CQ Penglin did not make repayments according to the deal. Therefore, Haobangshou asked CQ Penglin to pay off the full balance of $1,861,156 (RMB 13,150,000) and the interest of the whole balance at the annual interest rate of 12% from August 1, 2020 to the repayment date. Currently, the case is still under review and we are expected to receive the verdict on December 10, 2020.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2020:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short term loans - banks	$4,359,210	$4,359,210	$-	$-	$-
Loans-third parties	7,087,988	5,013,117	2,074,871	-	-
Long-term loan - bank	777,558	777,558	-	-	-
Long-term loans – related parties	713,325	-	713,325	-	-
Operating lease obligations	1,413,078	216,033	471,837	396,459	328,749
Total	$14,351,159	$10,365,918	$3,260,033	$396,459	$328,749

Item 6.	Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors as of October 31, 2020:

Name	Age	Position(s)
Zeshu Dai	53	Chairwoman of the Board and Chief Executive Officer
Xiaohui Wu	43	President and Director
Xia Wang	33	Chief Financial Officer
Penglin Wang	32	Director
Bangquan Ou	65	Independent Director and Chair of the Nomination Committee
Zhaorong Zhu	60	Independent Director and Chair of the Compensation Committee
K. Bryce Toussaint	48	Independent Director and Chair of the Audit Committee
Yun Xia	64	Independent Director
Scott Silverman	51	Independent Director

The business address of each of the officers and directors is Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing City, PRC 400800.

Zeshu Dai. Ms. Dai has been our Chairwoman of the Board and CEO since our inception, January 23, 2018. Ms. Dai graduated from high school in 1982. She worked as a cashier at Qu County Xiandu Operation Cooperative from January 1983 to December 1985. She was the sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000. From January 2001 to May 2014, Ms Dai was the Vice general manager of Chongqing Mingwen Food Co., Ltd. She has been the director of CQ Penglin and GA Yongpeng since November 2005 and June 2008, respectively. She is familiar with the meat processing industry and has extensive managing experience.

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

K. Bryce Toussaint. Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, E&P, and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board. Mr. Toussaint currently serves as the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a CPA in the State of Texas. We believe Mr. Toussaint qualifies to be our director due to his financial expertise and public company experience.

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

Scott Silverman. Mr. Silverman has over 25 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman is currently a director nominee of Muliang Viagoo Technology, Inc. Mr. Silverman is also a partner and CFO of VC Capital Holdings, a diversified PE firm with portfolio investments in hospitality, healthcare and construction and engineering. Additionally, Mr. Silverman serves as the CFO of Riverside Miami, a mixed use entertainment, food and beverage project in Miami, FL. He also serves as the CFO of Healthsnap, Inc. a healthcare SaaS platform on the cutting edge of remote patient monitoring and chronic care management. Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, which grew into a multi-national corporate financial management and advisory firm serving clients in the United States and Asia, and JJL Capital Management, a private equity firm specializing in investing in startup, early- and mid-stage companies. Prior, while serving as the VP of Finance of Itopia, Mr. Silverman was involved in the raise of over $5 million in Series A capital, reduced expenses by more than 40% and participated in a 100% increase in year-over-year top line revenues. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 7 companies public. He has also assisted in raising over $35 million for client companies, both public and private. He has a bachelor’s degree in finance from George Washington University and a Master’s degree in accounting from NOVA Southeastern University. We believe Mr. Silverman qualifies to be our director due to his finance expertise.

Family Relationships

Zeshu Dai and Penglin Wang are mother and son.

Board of Directors and Board Committees

Our board of directors currently consists of eight (8) directors, five (5) of whom is independent as such term is defined by the Nasdaq Capital Market.

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

Audit Committee. Our Audit Committee consisted of Ms. Yun Xia, Mr. Bangquan Ou Mr. Zhaorong Zhu, Mr. K. Bryce Toussaint and Mr. Scott Silverman. Mr. K. Bryce Toussaint is the chairman of our audit committee. We have determined that Mr. K. Bryce Toussaint, Ms. Yun Xia, Mr. Bangquan Ou, Mr. Zhaorong Zhu and Mr. Scott Silverman satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Toussaint qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Zhaorong Zhu, Ms. Yun Xia, Mr. Bangquan Ou, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. Mr. Zhaorong Zhu is the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Mr. Bangquan Ou, Mr. Zhaorong Zhu, Ms. Yun Xia, Mr. K. Bryce Toussaint and Mr. Scott Silverman. Mr. Bangquan Ou is the chairperson of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

In addition, our employee directors Ms. Zeshu Dai receives compensation for her service as Chief Executive Officerof the Company and Mr. Xiaohui Wu receives compensation for his service as President of the Company. Mr. Dai and Mr. Wu have not received and will not receive compensation as directors of the Company.

We have agreed to pay our independent directors an annual cash retainer from $10,000 to $25,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2020, 2019 and 2018.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zeshu Dai	2020	$120,000	—	—	—	$120,000
Chief Executive Officer	2019	$120,000	—	—	—	$120,000
	2018	$51,945	—	—	—	$51,945
Xia Wang	2020	$80,000	—	—	—	$80,000
Chief Financial Officer	2019	$80,000	—	—	—	$80,000
	2018	$34,630	—	—	—	$34,630
Xiaohui Wu	2020	$80,000	—	—	—	$80,000
President	2019	$80,000	—	—	—	$80,000
	2018	$34,630	—	—	—	$34,630

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to our PRC subsidiary and/or VIE.

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

Xia Wang

During the fiscal year ended June 30, 2019 and 2018, we had an employment agreement with Xia Wang for the position of Chief Financial Officer with an annual compensation of $80,000. In June 2020, we entered into a new employment agreement with Xia Wang for three years effective on July 1, 2020, with an annual compensation of 200,000 ordinary shares of the Company, valued at $1.00 per share.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of October 31, 20 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

Our company is authorized to issue 50,000,000 ordinary shares of $0.01 par value per share (each an “Ordinary Share”). The number and percentage of ordinary shares beneficially owned are based on 28,988,864 ordinary shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800. As of the date of the Prospectus, we have eighty-four (84) shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership	Percentage Ownership
Directors and Named Executive Officers:
Zeshu Dai, Chairwoman of the Board and Chief Executive Officer (1)	13,300,000	45.88%
Xia Wang, Chief Financial Officer	200,000	0.69%
Xiaohui Wu, President and Director	—	0%
Penglin Wang, Director	—	0%
Bangquan Ou, Director	—	0%
Zhairong Zhu, Director	—	0%
Yun Xia, Director	—	0%
K. Bryce Toussaint, Director	—	0%
Scott Silverman, Director	—	0%
All directors and executive officers as a group (9 persons)	13,500,000	46.57%

5% Beneficial Owners:
None

(1)	Zeshu Dai beneficially owns 13,300,000 ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Zeshu Dai is entrusted with the voting and dispositive power of all 13,300,000 shares held by China Meitai Food Co., Ltd. Please see Corporate History and Structure - Entrustment Agreement and Call Option Agreement.

Related Party Transactions

Related party balances

a.	Customer deposit – related party:

Name of related party	Relationship	June 30, 2020	June 30, 2019
CQ Mingwen	Significantly influenced by Penglin	$27,395	$29,643

b.	Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, and related accrued interest payable on the advances. These advances are unsecured and non-interest bearing, except payables to Jiaping Zhou and Jun Zhou with an annual interest rate of 4.35%. Current payables are due on demand.

Name of related party	Name of related party	June 30, 2020	June 30, 2019
Xia Wang	Chief Financial Officer	$153,659	$83,619
Zeshu Dai	CEO	-	659,420
Penglin Wang	Son of the CEO	248	162,047
Zili Zhang	CEO of CQ Pengmei	12	429,448
Jiaping Zhou	Shareholder of JMC	231,268	-
Jun Zhou	Shareholder of JMC	1,879,639	-
Total		2,264,826	1,334,534
Total other payables – related parties – discontinued operations		(29,846)	(88,670)
Total other payables – related parties – continuing operations		$2,234,980	$1,245,864

c.	Short term and long-term loans – related parties:

Long-term loans – related parties are those long-term loans from advances made by certain related parties for the daily operations needs of the Company. These loans are unsecured and interest bearing.

			Weighted
			average	Collateral/
Short term loans	Relationship	Maturities	interest rate	Guarantee	June 30, 2020	June 30, 2019
Xia Wang	CFO	February 20,2020 (Extended to January 15, 2022)	9.60%	None	$101,904	$104,852
Penglin Wang	Son of CEO	December 27, 2019 (Extended to December 11, 2024)	9.60%	None	229,283	224,268
Yong Wang	Son of CEO	July 17, 2022	7.13%	None	268,912	-
Zeshu Dai	CEO	March 8, 2022	7.13%	None	113,226	-
Total					713,325	329,120
Total current loans from related parties					-	(329,120)
Total non-current loans from related parties					$713,325	$-

Interest expense incurred on the above mentioned related party loans amounted to $51,770, $11,403 and $0 for the years ended June 30, 2020, 2019 and 2018, respectively.

d.	Guarantee provided to related party loan

On December 26, 2017, CQ Mingwen (the “borrower”) entered into a loan agreement with SPD Rural Bank (the lender) to borrow RMB 9 million (approximately $1.3 million) as working capital for one year and was extend for another year to December 26, 2020. GA Yongpeng pledged a land-use right recorded at RMB 10,198,100 (approximately $1.4 million) and building property recorded at RMB 12,268,800 (approximately $1.7 million) as collateral.

e.	Loans guarantees by related parties

We have various short-term loans guaranteed by our related parties. See Note 11 of the accompanying notes to consolidated financial statements for details.

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

	Market Price Per Share
Quarterly:	High	Low
August 14, 2019 to September 30, 2019	$5.00	$4.145
October 1, 2019 to December 31, 2019	$4.90	$3.51
January 1, 2020 to March 31, 2020	$4.74	$1.11
April 1, 2020 to June 30, 2020	$2.53	$1.30
July 1, 2020 to September 30, 2020	$1.45	$0.62

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PLIN.”

On October 21, 2020, we received a letter from The Nasdaq Stock Exchange regarding our failure to comply with Nasdaq Continued Listing Rule (“Rule”) 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days (including, in particular, the period September 2, 2020 through October 20, 2020), we failed to meet the aforesaid requirement.

Under Rule 5810(c)(3)(A), we will be provided a compliance period of 180 calendar days, until April 19, 2021, to regain compliance. If at any time during this 180 day period the closing bid price of our securities is at least $1.00 for a minimum of ten consecutive business days, we will regain compliance.

In the event that we do not regain compliance in the first compliance period, it may be eligible to apply for an additional 180 calendar days to regain compliance. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. We will also need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the Nasdaq staff that we will neither be able nor otherwise eligible to cure the deficiency, it may be subject to delisting by Nasdaq.

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

China Xiangtai Food Co., Ltd. was incorporated on January 23, 2018 under the Cayman Islands Companies Law. As of October 31, 2020, we have authorized to issue 50,000,000 ordinary shares of $0.01 par value per share. There are 28,988,864 ordinary shares issued and outstanding as of the date of this annual report.

Initial Public Offering

On May 10, 2019, we closed its initial public offering of an aggregate of 1,172,360 ordinary shares of the Company, at a public offering price of $5.00 per share, for gross proceeds of $5,861,800. We received net proceeds of approximately $5.1 million (after deducting underwriting discounts and commissions and other offering fees and expenses) from the offering. Proceeds from our initial public offering were used for equipment purchase and other general working capital purposes.

Private Placements – Convertible Debentures

Securities Purchase Agreement dated November 22, 2019

On November 22, 2019, we entered into a securities purchase agreement with an accredited investor, pursuant to which we issued convertible debentures in the total principal amount of $5,000,000 with a maturity date of twelve months after issuance thereof and an annual interest rate of 5%. The first convertible debenture in the amount of $2,000,000 was issued on November 22, 2019 and subsequently amended on December 18, 2019 and June 19, 2020. The second convertible debenture in the amount of $2,000,000 was issued on December 30, 2019 and was subsequently amended on June 19, 2020, September 15, 2020 and November 13, 2020. The third convertible debenture in the amount of $1,000,000 was issued on March 9, 2020 and was subsequently amended on November 13, 2020.

As amended, the convertible debentures grant the holder right to convert a convertible debenture in its sole discretion at any time on or prior to maturity at the lower of $5.06 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the convertible debenture, the conversion price may never be less than the Floor Price (defined below). We may not convert any portion of a convertible debenture if such conversion would result in the holder beneficially owning more than 4.99% of our then issued and common stock, provided that such limitation may be waived by the holder with 65 days’ notice.

Any time after the issuance of a convertible debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 60th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the issuance of a convertible debenture of 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. The Company may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid at our option either in (i) cash or (ii) if the conversion price on the date of the payment is above the Floor Price and such shares issued will be immediately freely tradable shares in the hands of the holder, by the issuance of such number of shares as is equal to the Floor Price.

As amended, the “Floor Price” of the convertible debenture issued on November 22, 2019 and December 30, 2019 shall be $1.00 per share; the “Floor Price” of the convertible debenture issued on March 9, 2020 shall be $1.00 per share for the first $200,000 of principal and accrued interest to be converted; and the “Floor Price” for the remaining principal and accrued interest on the convertible debenture issued on March 9, 2020 shall be $3.00 per share.

As of June 30, 2020, the debenture holder has converted a total of $857,163.61 in principal and interest and we issued a total of 827,057 ordinary shares. As of the date of this report, the debenture holder has converted $3,541,793.75 in principal and interest and we issued a total of 3,305,837 ordinary shares. The convertible debenture issued on November 22, 2019 has retired. The issuance of the ordinary shares upon conversion are exempted from the registration requirements of the Securities Act under Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act.

Securities Purchase Agreement dated June 19, 2020

On June 19, 2020, we entered into a securities agreement with the same accredited investor, pursuant to which we agreed to issue convertible debentures in the total principal amount of $2,000,000 with a maturity date of twelve months after issuance thereof and an annual interest rate of 5%. We issued the first convertible debenture in the amount of $700,000 on June 19, 2020, the second convertible debenture in the amount of $700,000 on July 17, 2020, the third convertible debenture in the amount of $300,000 on August 14, 2020 and the fourth convertible debenture in the amount of $300,000 on November 13, 2020.

The debenture holder may convert a convertible debenture in its sole discretion at any time on or prior to maturity at the lower of $3.00 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the convertible debenture, the conversion price may never be less than $2.50. We may not convert any portion of a convertible debenture if such conversion would result in the debenture holder beneficially owning more than 4.99% of our then issued and common stock, provided that such limitation may be waived by the debenture holder with 65 days’ notice.

Any time after 180 days from the date of issuance that the daily VWAP is less than $2.50 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, we shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the signing of the Agreement or 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. We may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid either (i) in cash or (ii) if the conversion price on the date of the payment is above $2.50 and such shares issued will be immediately freely tradable shares in the hands of the debenture holder, by the issuance of such number of shares as is equal to the applicable deferral payment divided by a price per share equal to the conversion price.

All of the principal and interest of the convertible debentures issued pursuant to the share purchase agreement dated June 19, 2020 were outstanding as of June 30, 2020 and as of the date of the report.

Private Placements – Ordinary Shares

In July 2020, we entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the we agreed to sell 2,339,000 ordinary shares at a per share purchase price of $1.50. We have received gross proceeds approximately $3.5 million from this offering. The shares issued in the private placement are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

B. Memorandum and articles of association

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

 Modifications of rights

All or any of the special rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

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

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of June 30, 2020, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of June 30, 2020 and on U.S. Treasury regulations in effect or, in some cases, proposed, as of June 30, 2020, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of AllBright Law Offices, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

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

Generally

China Xiangtai Food Co., Ltd. is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. WVM, Inc. is a tax-exempt company incorporated in the British Virgin Islands. CVS Limited is subject to Hong Kong law. Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are subject to PRC laws.

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

Although the law in this regard is unclear, we intend to treat CQ Penglin and JMC as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of CQ Penglin and JMC for United States federal income tax purposes, and based upon our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2020, 2019 and 2018, and do not anticipate becoming a PFIC in the foreseeable future.

Assuming that we are the owner of CQ Penglin and JMC for United States federal income tax purposes, although we do not believe that we were a PFIC for the taxable year ended June 30, 2020, 2019 and 2018 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning CQ Penglin and JMC for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares.

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

Liquidity Risk

We are also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and third parties to obtain short-term funding to meet the liquidity shortage. As of June 30, 2020, we had working capital of approximately $17.5 million. We had accounts receivable of approximately $40.6 million, most of them are short-term in nature and can be collected back within our operating cycle to be used to support our working capital requirements. We believe the components of our current working capital is sufficient to support our operations for the next twelve months. If we are unable to realize its current assets within the normal operating cycle of a twelve month period, we may have to consider supplementing its available sources of funds through obtaining additional loans.

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

Initial public offering

In May 2019, we completed our initial public offering of 1,172,360 of our ordinary shares, at an initial offering price of $5.00 per share. Boustead Securities, LLC acted as our underwriter.

We have received gross proceeds approximately $5.1 million from our initial public offering. Except for our expenses relating to our IPO, we have used the proceeds as general working capital purpose.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

Private Placements – Convertible Debentures

Securities Purchase Agreement dated November 22, 2019

On November 22, 2019, we entered into a securities purchase agreement with an accredited investor, pursuant to which we issued convertible debentures in the total principal amount of $5,000,000 with a maturity date of twelve months after issuance thereof and an annual interest rate of 5%. The first convertible debenture in the amount of $2,000,000 was issued on November 22, 2019 and subsequently amended on December 18, 2019 and June 19, 2020. The second convertible debenture in the amount of $2,000,000 was issued on December 30, 2019 and was subsequently amended on June 19, 2020, September 15, 2020 and November 13, 2020. The third convertible debenture in the amount of $1,000,000 was issued on March 9, 2020 and was subsequently amended on November 13, 2020. We used the proceeds from the convertible debentures for expansion of our business to hog raising, marketing and other general working capital purposes.

Securities Purchase Agreement dated June 19, 2020

On June 19, 2020, we entered into a securities agreement with the same accredited investor, pursuant to which we agreed to issue convertible debentures in the total principal amount of $2,000,000 with a maturity date of twelve months after issuance thereof and an annual interest rate of 5%. We issued the first convertible debenture in the amount of $700,000 on June 19, 2020, the second convertible debenture in the amount of $700,000 on July 17, 2020, the third convertible debenture in the amount of $300,000 on August 14, 2020, and the fourth convertible debenture in the amount of $300,000 on November 13, 2020. We used the proceeds from the convertible debentures for marketing and other general working capital purposes.

Private Placement – Ordinary Shares

In July 2020, we entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the we agreed to sell 2,339,000 ordinary shares at a per share purchase price of $1.50. We have received gross proceeds approximately $3.5 million from this offering. We used the proceeds for general working capital purposes.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2020, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2020, our disclosure controls and procedures were not effective.

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that K. Bryce Toussaint qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

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

Effective May 4, 2020, Prager Metis was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements. Friedman LLP served as the Company’s independent registered public accounting firm for fiscal years ended June 30, 2019 and 2018. Audit services provided by Prager Metis for fiscal years ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. Audit services provided by Friedman LLP for fiscal years ended June 30, 2019 and 2018 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Prager Metis’s fee for the fiscal year ended June 30, 2020 was $270,000. Friedman LLP’s fee for the annual audit was $250,000 for our financial statements for the fiscal year ended June 30, 2019 and $245,000 for our financial statements for the fiscal year ended June 30, 2018.

Audit-Related Fees

There was no audit-related service fees incurred from Prager Metis or Friedman LLP for the fiscal year ended June 30, 2020, 2019 or 2018.

Tax Fees

There was no tax service fees incurred from Prager Metis or Friedman LLP for the fiscal year ended June 30, 2020, 2019 or 2018.

All Other Fees

There was no other services fees incurred from Prager Metis in fiscal year ended June 30, 2020. Friedman LLP’s other services fees for the fiscal year ended June 30, 2020 was $45,000. There was no other services fees incurred from Friedman LLP in fiscal year ended June 30, 2019 and 2018.

Audit Committee Pre-Approval Policies

Prager Metis’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by Prager Metis have been so approved and ratified.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2020.

Item 16F.	Change in Registrant’s Certifying Accountant

On April 25, 2020, the Company dismissed its independent registered public accounting firm, Friedman LLP.

The report of Friedman LLP on the financial statements of the Company for the fiscal years ended June 30, 2019 and 2018, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

During the Company’s most recent fiscal year ended June 30, 2019 and through April 25, 2020, the date of dismissal, (a) there were no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

Effective May 4, 2020, the Audit Committee of the Company appointed Prager Metis as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended June 30, 2019 and June 30, 2018 and any subsequent interim periods through the date hereof prior to the engagement of Prager Metis, neither the Company, nor someone on its behalf, has consulted Prager Metis regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Item 16G.	Corporate Governance

Our board of directors currently consists of eight (8) directors, five (5) of whom is independent as such term is defined by the Nasdaq Capital Market.

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

Audit Committee. Our Audit Committee consisted of Ms. Yun Xia, Mr. Bangquan Ou Mr. Zhaorong Zhu, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. Mr. K. Bryce Toussaint is the chairman of our audit committee. We have determined that Ms. Yun Xia, Mr. Bangquan Ou, Mr. Zhaorong Zhu, Mr. K. Bryce Toussaint, and Mr. Scott Silverman satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Zhaorong Zhu, Ms. Yun Xia, Mr. Bangquan Ou, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. Mr. Zhaorong Zhu is the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Mr. Bangquan Ou, Mr. Zhaorong Zhu, Ms. Yun Xia, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. Mr. Bangquan Ou is the chairperson of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on our website at http://www.drespace.cn/PLIN/.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1 (1)	Memorandum and Articles of Association of China Xiangtai Food Co., Ltd.

3.1*	List of Subsidiaries

4.1(5)	Form of Convertible Debenture pursuant to a Securities Purchase Agreement dated November 22, 2019

4.2(8)	Form of Convertible Debenture pursuant to a Securities Purchase Agreement dated June 19, 2020

10.1 (1)	English translation of executed business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017

10.2 (1)	English translation of executed amendment to Business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018

10.3 (1)	English translation of executed consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017

10.4 (1)	English translation of executed amendment to Consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018

10.5 (1)	English translation of form Voting Rights Proxy and Financial Supporting Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders

10.6 (1)	English translation of form Equity Option Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders

10.7 (1)	English translation of form Equity Pledge Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders

10.8 (1)	Executed employment agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai

10.9 (2)	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xia Wang

10.10(1)	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xiaohui Wu

10.11(1)	Executed director service agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai

10.12(3)	Director Offer Letter with K. Bryce Toussaint

10.13(4)	Director Offer Letter with Bangquan Ou

10.14(3)	Director Offer Letter with Scott Silverman

10.15(4)	Director Offer Letter with Penglin Wang

10.16(4)	Director Offer Letter with Xiaohui Wu

10.17(4)	Director Offer Letter with Yun Xia

10.18(4)	Director Offer Letter with Zhaorong Zhu

10.19(1)	Call Option Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018

10.20(1)	Entrustment Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018

10.21*	Summary Translation of Loan Agreement - Shanghai Pudong Development (SPD) Bank

10.22*	Summary Translation of Loan Agreement - Chongqing Rural Commercial Bank

10.23*	Summary Translation of Loan Agreement - Chongqing Puluosi Small Mortgage Co., Ltd.

10.24*	Summary Translation of Loan Agreement - Chongqing Puluosi Small Mortgage Co., Ltd.

10.25*	Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Chongqing Pengmei Supermarket Co. Ltd.

10.26*	Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Chongqing Penglin Food Co. Ltd.

10.27*	Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Guangan Yongpeng Food Co. Ltd.

10.28*	Summary Translation of Loan Agreement – Chongqing Dadukou Village & Township Bank

10.29(5)	Securities Purchase Agreement, date November 22, 2019

10.30(5)	Registration Rights Agreement, dated November 22, 2019

10.31(6)	Amendment Agreement to the Convertible Debenture issued on November 22, 2019, dated December 18, 2019

10.32*	Share Purchase Agreement among China Xiangtai Food Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020

10.33*	Technical Consultation and Service Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Ji Mao Cang Feed Co., Ltd., dated April 3, 2020

10.34*	Equity Pledge Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020

10.35*	Equity Option Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020

10.36*	Voting Rights and Proxy and Financial Support Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020

10.37*	Addendum to Securities Purchase Agreement among China Xiangtai Food Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated November 17, 2020

10.38(7)	Conversion Agreement, dated May 22, 2020

10.39(8)	Securities Purchase Agreement, date June 19, 2020

10.40	Amendment Agreement to the Convertible Debentures issued on November 22, 2019 and December 30 ,2019, dated June 19, 2020

10.41(9)	Form of Private Placement Subscription Agreement

10.42(10)	Amendment Agreement to the Convertible Debenture issued on December 30 ,2019, dated September 15, 2020

10.43(11)	Amendment Agreement to the Convertible Debentures issued on December 30 ,2019 and March 9, 2020, dated November 13, 2020

11.1(1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1*	Consent of Friedman LLP

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the Form F-1/A filed with the SEC on September 17, 2018
(2)	Incorporated by reference to the Form 6-K filed with the SEC on October 5, 2020
(3)	Incorporated by reference to the Form 6-K filed with the SEC on August 06, 2020
(4)	Incorporated by reference to the Form 20-F filed with the SEC on November 06, 2019
(5)	Incorporated by reference to the Form 6-K filed with the SEC on November 25, 2019
(6)	Incorporated by reference to the Form 6-K filed with the SEC on December 19, 2019
(7)	Incorporated by reference to the Form 6-K filed with the SEC on May 22, 2020
(8)	Incorporated by reference to the Form 6-K filed with the SEC on June 19, 2020
(9)	Incorporated by reference to the Form 6-K filed with the SEC on August 20, 2020
(10)	Incorporated by reference to the Form 6-K filed with the SEC on September 17, 2020
(11)	Incorporated by reference to the Form 6-K filed with the SEC on November 13, 2020

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA XIANGTAI FOOD CO., LTD.

By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwomen of the Board (Principal Executive Officer)

Date: November 17, 2020

CHINA XIANGTAI FOOD CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of

China Xiangtai Food Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China Xiangtai Food Co., Ltd. and subsidiaries (the “Company”) as of June 30, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended June 30, 2020 and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2020

Hackensack, New Jersey,

November 17, 2020

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

/s/Friedman LLP

We have served as the Company’s auditor since 2017.

New York, New York

November 6, 2019

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,533,237	$3,196,990
Accounts receivable, net	40,572,757	39,522,737
Other receivables, net	148,894	238,383
Prepayments, net	7,720,452	213,596
Security deposits, net	237,409	2,352,742
Current assets of discontinued operations	63,185	174,467
Total current assets	50,275,934	45,698,915

OTHER ASSETS
Plant and equipment, net	3,455,993	3,335,229
Intangible assets, net	437,989	462,738
Goodwill	5,185,866	-
Operating lease right-of-use assets	2,725,747	-
Deferred tax assets	648,768	-
Other receivables	39,685	9,597
Other assets of discontinued operations	579,452	1,844,838
Total other assets	13,073,500	5,652,402

Total assets	$63,349,434	$51,351,317

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$4,359,210	$4,150,309
Loans from third parties	5,013,117	2,449,048
Short-term loans - related parties	-	329,120
Current maturities of long-term loan - bank	777,558	-
Convertible debenture, net	4,768,312	-
Accounts payable	7,510,432	8,654,056
Customer deposits	1,266,073	704,354
Customer deposits - related party	27,395	29,643
Other payables and accrued liabilities	1,942,014	420,359
Other payables - related parties	2,234,980	1,245,864
Operating lease liabilities	49,171	-
Taxes payable	3,342,127	2,974,059
Current liabilities of discontinued operations	1,445,201	1,872,053
Total current liabilities	32,735,590	22,828,865

OTHER LIABILITIES
Long-term loan - bank	-	866,231
Loans from third parties	2,074,871	3,131,007
Long-term loans - related parties	713,325	-
Operating lease liabilities - noncurrent	581,083	-
Other liabilities of discontinued operations	417,729	-
Total other liabilities	3,787,008	3,997,238

Total liabilities	36,522,598	26,826,103

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 23,971,084 and 21,964,027 shares issued and outstanding as of June 30, 2020 and 2019, respectively	239,711	219,640
Additional paid-in capital	15,765,411	11,031,937
Deferred share compensation	(47,708)	-
Statutory reserves	1,670,367	1,496,642
Retained earnings	7,034,899	12,085,566
Accumulated other comprehensive loss	(856,218)	(308,571)
Total China Xiangtai Food Co., Ltd. shareholders' equity	23,806,462	24,525,214

NONCONTROLLING INTERESTS	3,020,374	-

Total equity	26,826,836	24,525,214

Total liabilities and shareholders' equity	$63,349,434	$51,351,317

The accompanying notes are an integral part of these consolidated financial statements.

 CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2020	2019	2018
REVENUES
Supermarket and grocery store	$5,827,319	$3,856,358	$3,750,904
Farmers' market	80,473,936	95,222,909	97,353,320
Feed raw material	24,250,247	-	-
Total revenues	110,551,502	99,079,267	101,104,224

COST OF REVENUES
Supermarket and grocery store	4,961,552	3,256,439	3,193,830
Farmers' market	76,192,444	87,172,588	88,258,923
Feed raw material	22,219,528	-	-
Total cost of revenues	103,373,524	90,429,027	91,452,753

GROSS PROFIT	7,177,978	8,650,240	9,651,471

OPERATING EXPENSES:
Selling	794,193	550,574	708,531
General and administrative	4,167,587	1,277,820	981,347
Provision for doubtful accounts	770,192	743,986	918,940
Stock compensation expense	930,223	-	-
Total operating expenses	6,662,195	2,572,380	2,608,818

INCOME FROM OPERATIONS	515,783	6,077,860	7,042,653

OTHER INCOME (EXPENSE)
Interest income	3,048	2,163	388,781
Interest expense	(1,673,563)	(730,780)	(1,282,291)
Other finance expenses	(417,549)	(118,394)	(141,284)
Other (expense) income, net	(89,405)	9,012	(18,596)
Provision for doubtful accounts - security deposit	(718,437)	-	-
Provision for doubtful accounts - loan receivable	-	-	(1,506,778)
Total other expense, net	(2,895,906)	(837,999)	(2,560,168)

(LOSS) INCOME BEFORE INCOME TAXES	(2,380,123)	5,239,861	4,482,485

PROVISION FOR INCOME TAXES	223,173	213,649	714,376

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(2,603,296)	5,026,212	3,768,109

NET LOSS FROM DISCONTINUED OPERATIONS	(1,796,237)	(662,621)	-

NET (LOSS) INCOME	(4,399,533)	4,363,591	3,768,109

Less: Net income attributable to non-controlling interest from continuing operations	477,409	-	-

NET (LOSS) INCOME ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(4,876,942)	$4,363,591	$3,768,109

NET (LOSS) INCOME	$(4,399,533)	$4,363,591	$3,768,109

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(559,320)	(267,546)	133,553

TOTAL COMPREHENSIVE (LOSS) INCOME	(4,958,853)	4,096,045	3,901,662

Less: Comprehensive income attributable to non-controlling interests from continuing operations	465,736	-	-

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(5,424,589)	$4,096,045	$3,901,662

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	22,417,524	20,319,723	20,000,000
Diluted	22,417,524	20,944,951	20,083,151

(LOSS) EARNINGS PER SHARE - BASIC
Continuing operations	$(0.14)	$0.24	$0.19
Discontinued operations	$(0.08)	$(0.03)	$-

(LOSS) EARNINGS PER SHARE - DILUTED
Continuing operations	$(0.14)	$0.24	$0.19
Discontinued operations	$(0.08)	$(0.03)	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

							Accumulated
			Additional	Deferred	Retained earnings		other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	compensation	reserves	Unrestricted	loss	interests	Total
BALANCE, June 30, 2017	20,000,000	$200,000	$4,655,943	$-	$562,210	$4,888,298	$(174,578)	$-	$10,131,873
Net income	-	-	-		-	3,768,109	-	-	3,768,109
Statutory reserves	-	-	-	-	378,606	(378,606)	-	-	-
Foreign currency translation	-	-	-	-	-	-	133,553	-	133,553
BALANCE, June 30, 2018	20,000,000	200,000	4,655,943	-	940,816	8,277,801	(41,025)	-	14,033,535
Issuance of ordinary shares through private placements	66,667	667	199,333	-	-	-	-	-	200,000
Issuance of ordinary shares in connection with redemption rights	725,000	7,250	1,792,750	-	-	-	-	-	1,800,000
Issuance of ordinary shares through initial public offering, net	1,172,360	11,723	4,383,911	-	-	-	-	-	4,395,634
Net income	-	-	-	-	-	4,363,591	-	-	4,363,591
Statutory reserves	-	-	-	-	555,826	(555,826)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(267,546)	-	(267,546)
BALANCE, June 30, 2019	21,964,027	219,640	11,031,937	-	1,496,642	12,085,566	(308,571)	-	24,525,214
Issuance of ordinary shares for services	180,000	1,800	762,700	(114,500)	-	-	-	-	650,000
Amortization of deferred share compensation	-	-	-	66,792	-	-	-	-	66,792
Options issued to directors	-	-	213,431	-	-	-	-	-	213,431
Issuance of ordinary shares for acquisition	1,000,000	10,000	2,648,909	-	-	-	-	-	2,658,909
Fair value of noncontrolling interest acquired	-	-	-	-	-	-	-	2,554,638	2,554,638
Fair value of beneficial conversion feature of convertible debenture	-	-	259,540	-	-	-	-	-	259,540
Conversion convertible debenture into ordinary shares	827,057	8,271	848,894	-	-	-	-	-	857,165
Net (loss) income	-	-	-	-	-	(4,876,942)	-	477,409	(4,399,533)
Statutory reserves	-	-	-	-	173,725	(173,725)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(547,647)	(11,673)	(559,320)
BALANCE, June 30, 2020	23,971,084	$239,711	$15,765,411	$(47,708)	$1,670,367	$7,034,899	$(856,218)	$3,020,374	$26,826,836

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,399,533)	$4,363,591	$3,768,109
Net loss from discontinued operations	(1,796,237)	(662,621)	-
Net (loss) income from continuing operations	(2,603,296)	5,026,212	3,768,109
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
Depreciation and amortization	508,354	521,925	542,189
Provision for doubtful accounts	1,488,629	743,986	2,425,718
Stock compensation expense	930,223	-	-
Late payment penalty expense	500,000	-	-
Amortization of operating lease right-of-use assets	73,346	-	-
Amortization of convertible debenture issuance cost and discount	357,853	-	-
Deferred tax (benefit) expense	(166,673)	213,649	(126,936)
Change in operating assets and liabilities
Accounts receivable	2,615,184	(16,864,582)	(12,021,191)
Accounts receivable - related party	-	-	(40,780)
Other receivables	52,333	(157,440)	(88,954)
Inventories	318,478	2,647	291,594
Prepayments	(5,556,930)	93,508	209,777
Security deposits	1,388,179	(1,476,090)	-
Loan receivables - interest	-	727,338	(384,788)
Accounts payable	(4,206,084)	5,852,139	68,175
Customer deposits	(3,329,873)	73,946	554,889
Customer deposits - related party	(1,421)	(723)	32,049
Other payables and accrued liabilities	1,564,210	165,216	245,373
Operating lease liabilities	(45,716)	-	-
Taxes payable	452,831	35,087	929,745
Net cash used in operating activities from continuing operations	(5,660,373)	(5,043,182)	(3,595,031)
Net cash used in operating activities from discontinued operations	(251,646)	(224,079)	-
Net cash used in operating activities	(5,912,019)	(5,267,261)	(3,595,031)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(700,399)	(20,635)	(89,351)
Repayments from loan to third party	-	1,171,945	-
Cash received from acquisition of JMC	859,461	-	-
Net cash provided by (used in) investing activities from continuing operations	159,062	1,151,310	(89,351)
Net cash provided by investing activities from discontinued operations	-	42,234	-
Net cash provided by (used in) investing activities	159,062	1,193,544	(89,351)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	-	741	2,736,001
(Repayments of) proceeds from other payables - related parties, net	(2,028,451)	701,245	609,048
Proceeds from issuance of ordinary shares through private placements	-	200,000	-
Proceeds from issuance of ordinary shares through initial public offering, net	-	4,395,634	-
Proceeds from issuance of ordinary shares with redemption rights	-	-	1,800,000
Proceeds from short-term loans - banks	469,288	4,535,428	6,148,734
Repayments of short-term loans - banks	(1,137,574)	(4,755,264)	(11,375,158)
Proceeds from short-term loans - third parties	770,906	1,174,453	11,134,708
Repayments of short-term loans - third parties	(1,638,334)	(322,285)	(6,138,861)
Proceeds from short-term loans - related parties	-	331,075	-
Proceeds from long-term loan - banks	-	923,830	-
Repayments of long-term loan - banks	(64,619)	(1,004,659)	-
Proceeds from long-term loans - third parties	2,040,691	-	-
Repayments of long-term loans - third parties	(2,844)	-	-
Proceeds from long-term loans - related parties	472,132	-	-
Repayments of long-term loans - related parties	(76,793)	-	-
Repayments of notes payable	-	-	(1,537,184)
Proceeds from convertible debentures, net of issuance costs	5,480,000	-	-
Changes in security deposits	(15,069)	648,828	615,426
Net cash provided by financing activities from continuing operations	4,269,333	6,829,026	3,992,714
Net cash used in financing activities from discontinued operations	(192,325)	(178,500)	-
Net cash provided by financing activities	4,077,008	6,650,526	3,992,714

EFFECT OF EXCHANGE RATE ON CASH	(4,296)	320,103	(10,769)

CHANGES IN CASH	(1,680,245)	2,896,912	297,563

CASH AND CASH EQUIVALENTS, beginning of year	3,216,005	319,093	21,530

CASH AND CASH EQUIVALENTS, end of year	1,535,760	3,216,005	319,093

LESS: CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS	2,523	19,015	-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	$1,533,237	$3,196,990	$319,093

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$488,360	$823,551	$1,389,533

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party offset with other payable - related party upon execution of the tri-party offset agreement	$1,195,585	$439,479	$50,627
Issuance of ordinary shares with redemption rights of mezzanine equity	$-	$1,800,000	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$3,240,920	$-	$-
Issuance of ordinary shares for acquisition	$2,658,909	$-	$-
Conversion of convertible debenture into ordinary shares	$857,165	$-	$-

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

The Company, through its variable interest entity (“VIE”), Chongqin Penglin Food Co., Ltd. (“CQ Penglin”) and through its wholly-owned subsidiary, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”), engages in slaughtering, processing, packing and selling various processed meat products. On July 2, 2018, the Company acquired Chongqing Pengmei Supermarket Co. Ltd., (“CQ Pengmei”) that operated two grocery stores under common control of Ms. Zeshu Dai, its CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price was at the carrying value on CQ Pengmei books and records for a total of approximately $0.9 million (RMB 5,949,052). In February 2020, the Company discontinued its grocery stores business as the Company has been operating at losses in this business. As a result, the results of operations for the Company’s grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

On April 3, 2020, the Company entered into a Share Purchase Agreement (“SPA”) with Xiangtai WFOE, Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), which engages in raw feed material and formula solution wholesales business, and the shareholders of JMC (“JMC Shareholders”). Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC’s equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $1.77 per share, the closing price of the Company’s ordinary share on April 3, 2020, for an aggregate discounted purchase price of $2,658,909 with probability of contingent considerations, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders’ agreement to cause JMC to enter into certain VIE agreements with Xiangtai WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC’s after-tax net income. (See Note 4).

The Company’s headquarter is located in the city of Chongqing, a direct-controlled municipality of the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by CQ Penglin, GA Yongpeng, CQ Pengmei and JMC.

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

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of Xiangtai Cayman and each of the following entities:

Name	Background	Ownership
Xiangtai BVI	· A British Virgin Islands company	100%
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK
CQ Penglin	· A PRC limited liability company · Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE
GA Yongpeng	· A PRC limited liability company · Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE
CQ Pengmei	· A PRC limited liability company · Grocery stores selling daily necessities	100% owned by Xiangtai WFOE
JMC	· A PRC limited liability company · Feed raw materials and formula solutions wholesales.	51 % VIE of Xiangtai WFOE

Contractual Arrangements

CQ Penglin

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

Equity Option Agreements

Pursuant to the equity option agreements, as amended, among the shareholders who collectively owned all of CQ Penglin and Xiangtai WFOE, and CQ Penglin. These shareholders jointly and severally grant Xiangtai WFOE an option to purchase their equity interests in CQ Penglin. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of CQ Penglin, these shareholders of CQ Penglin are required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired all equity interests of CQ Penglin, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of CQ Penglin has been transferred to Xiangtai WFOE or its designee.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

JMC

JMC is a private enterprise specializing in feed raw material sales and feed formula solutions. JMC has entered strategic alliances with large grain and oil companies and has obtained general distributorship in Chongqing, Sichuan and other places in the PRC. To provide distribution service, JMC needs to conduct market research and to collect and analyze the relating market data, which is regarded as marketing service, which is within the business category in which foreign investment is restricted pursuant to the current PRC regulations. As such, JMC is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of five agreements (collectively the “Contractual Arrangements”). The significant terms of the Contractual Agreements are as follows:

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement, as amended, between Xiangtai WFOE and JMC, Xiangtai WFOE is engaged as the exclusive provider of management consulting services to JMC. For such services, JMC agrees to pay service fees determined based on 51% of their net income to Xiangtai WFOE or Xiangtai WFOE has the obligation to absorb 51% of the losses of JMC.

The technical consultation and services agreement, as amended, remains in effect for 20 years until April 2, 2040. The agreement can be extended only if Xiangtai WFOE gives its written consent of extension of the agreement before the expiration of the agreement and JMC then may extend without reservation.

Equity Option Agreement

Pursuant to the equity option agreement, a shareholder who owned 51% of JMC, Xiangtai WFOE, and JMC. This shareholder severally grant Xiangtai WFOE an option to purchase her 51% equity interests in JMC. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of JMC, this shareholder of JMC is required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired the 51% equity interests of JMC, and may transfer the option to any third party. The agreements will terminate at the date on which all of this shareholder’s 51% equity interests of JMC has been transferred to Xiangtai WFOE or its designee.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Pledge Agreement

Pursuant to the equity pledge agreement, a shareholder who owned 51% of JMC pledges all of her 51% equity interests in JMC to Xiangtai WFOE as collateral to secure the obligations of JMC under the exclusive consulting services and operating agreement. This shareholder may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Xiangtai WFOE’s interests, without Xiangtai WFOE’s prior approval. In the event of default, Xiangtai WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of JMC. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreement

Pursuant to the voting rights proxy and financial supporting agreement, a 51% shareholder of JMC give Xiangtai WFOE an irrevocable proxy to act on their behalf on all matters pertaining to JMC and to exercise all of their rights as the 51% shareholder of JMC, including the right to attend shareholders meeting, to exercise voting rights and to transfer all 51% or a part of her equity interests in JMC. In consideration of such granted rights, Xiangtai WFOE agrees to provide the necessary 51% financial support to JMC whether or not JMC incurs a loss, and agrees not to request repayment if JMC is unable to do so. The agreements shall remain in effect for 20 years until April 2, 2040.

Based on the foregoing contractual arrangements, which grant Xiangtai WFOE effective 51% control of JMC, obligate Xiangtai WFOE to absorb 51% of the risks of loss from their activities, and enable Xiangtai WFOE to receive 51% of their expected residual returns, the Company accounts for JMC as a VIE.

The Company consolidates the accounts of JMC beginning on April 3, 2020, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $(856,218) and $(308,571) as of June 30, 2020 and 2019, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2019 and 2018 were translated at 7.07 RMB and 6.87 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended June 30, 2020, 2019 and 2018 were 7.03 RMB, 6.83 RMB and 6.51 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Business combinations

The purchase of price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Other receivables

Other receivables primarily include advances to employees, amounts due from unrelated entities, VAT tax refunds, and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2020 and 2019, allowance for the doubtful accounts were $50,363 and $48,203 for continuing operations, respectively. As of June 30, 2020 and 2019, no allowance for the doubtful accounts was recognized for discontinued operations, respectively.

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

Security deposits

Security deposits include loan deposits to service providers who assisted the Company as a third party guarantor in the Company’s bank loans and sales performance deposits to guarantee the Company’s sales contracts. These amounts are non-interest bearing and refundable upon the repayments of the loans or notes payable or fulfillment of sales contracts. Security deposits considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2020 and 2019, allowance for the doubtful accounts were $715,024 and $0 for continuing operations, respectively. As of June 30, 2020 and 2019, no allowance for the doubtful accounts was recognized for discontinued operations, respectively.

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

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction projects. No depreciation is provided for construction-in-progress until it is completed and placed into service.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive income (loss). Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the opinion to access qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC 350-20. If the Company believes, as a result of the qualitative carrying amount, the two-step quantities impairment test described below is required.

The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive income (loss). Impairment losses on goodwill are not reversed. For the years ended June 30, 2020, 2019 and 2018, no impairment was recorded for goodwill.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2020 and 2019, no impairment of long-lived assets was recognized for continuing operations. As of June 30, 2020 and 2019, $724,987 and $0 impairment of long-lived assets was recognized for discontinued operations, respectively.

Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”. The embedded conversion features of convertible debentures not separately accounted for as a derivative and contained considered to be derivative instruments provide for a rate of conversion that is below market value. Such feature is normally characterized as a “beneficial conversion feature” (“BCF”) required to separate the instruments into debt and equity. A BCF is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is “in the money” if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible. The relative fair values of the BCF were recorded as discounts from the face amount of the respective debt instrument. The Company amortized the discount using the straight-line method which approximates the effective interest method through maturity of such instruments.

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

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue recognition

Prior to June 30, 2018, revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Revenues are recognized at the date of goods delivered and title passed to customers or agents, when a formal arrangement exists, the price is fixed or determinable, the Company has no other significant obligations and collectability is reasonably assured. The Company’s revenues come from three channels: supermarkets, farmers’ markets and feed raw materials. The products sold in supermarkets together with feed raw materials are processed products are subject to a Chinese value-added tax (“VAT”) when sold in the PRC. The products sold at farmers’ markets are fresh-killed hog and hog’s byproducts. These products sold in the PRC are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

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

Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and determined that there were no differences in the pattern of revenue recognition. Disaggregated revenue by the Company’s revenue streams, such as supermarket and grocery store revenue, famers’ market revenue and feed raw material revenue are required to be disclosed upon adoption, which has been reflected in the accompanying consolidated statements of income and comprehensive income.

Gross versus Net Revenue Reporting

The Company also engages in trading of chilled fresh pork. The determination of whether revenues should be reported on a gross or net basis is based on its assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products prior to transferring it. When the Company controls the product, the promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company does not control the products as it has no obligation to (i) fulfill the resale products delivery, and (ii) bear any inventory risk. In addition, when establishing the selling prices for delivery of the resale products, the Company has such discretion of establishing price to ensure it would generate profit for the services of the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as an agent in this transaction. As a result, revenue from the trading of chilled fresh pork is presented on a net basis.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenues

Cost of revenues comprised of the cost of raw materials and the cost of processing and overhead expenses on sold products.

Shipping and handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs from continuing operations amounted to $16,913, $2,583, and $4,320 for the years ended June 30, 2020, 2019 and 2018, respectively. Advertising costs from discontinued operations amounted to $0, $12,293, and $0 for the years ended June 30, 2020, 2019 and 2018, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Leases

Effective July 1, 2019, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On July 1, 2019, the Company recognized approximately $1.3 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 6.09% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date of July 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

A total of 67,500 vested stock options issued on August 1, 2019, a total of $1.2 million principal value of convertible debts with floor conversion price of $1.0 issued on November 22, 2019, a total of $1.8 million principal value of convertible debts issued on December 30, 2019 with floor conversion price of $1.0, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, a total of $0.7 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the year ended June 30, 2020 due to its anti-diluted effect.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans from continuing operations were $54,882, $73,201 and $54,804 for the years ended June 30, 2020, 2019 and 2018, respectively. Total expenses for the plans from discontinued operations were $7,758, $22,130 and $0 for the years ended June 30, 2020, 2019 and 2018, respectively.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The adoption of this ASU on July 1, 2020 did not have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard.  The new effective date for these preparers is for fiscal years beginning after December 15, 2022.   The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain an emerging growth company, which qualified as smaller reporting company, at that date. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year of segregating the selling and general and administrative expenses for comparative purpose. These reclassifications have no effect on the reported revenues, net income (loss) or total assets.

Certain prior year amounts have been reclassified to conform to the current year of discontinued operations presentation. These reclassifications have no effect on the accompanying statements of operations and cash flows.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Variable interest entity (“VIE”)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Xiangtai WFOE is deemed to have a controlling financial interest and be the primary beneficiary of CQ Penglin and JMC because it has both of the following characteristics:

(1)	The power to direct activities at CQ Penglin and JMC that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from CQ Penglin and JMC that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, CQ Penglin pays service fees equal to all of its net income to Xiangtai WFOE and JMC pays service fees equal to 51% of its net income to Xiangtai WFOE. At the same time, Xiangtai WFOE is obligated to absorb all of CQ Penglin’s losses and to absorb 51% of JMC’s losses. The Contractual Arrangements are designed so that CQ Penglin and JMC operate for the benefit of Xiangtai WFOE and ultimately, the Company. Accordingly, the accounts of CQ Penglin and JMC are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

The carrying amount of VIE’s consolidated assets and liabilities are as follows:

	June 30, 2020	June 30, 2019
Current assets	$48,347,542	$39,258,826
Property and equipment, net	1,403,707	868,435
Other noncurrent assets	3,558,210	162,142
Total assets	53,309,459	40,289,403
Total liabilities	(42,919,217)	(30,645,069)
Net assets	$10,390,242	$9,644,334

	June 30, 2020	June 30, 2019
Current liabilities:
Short-term loans – banks	$4,359,210	$4,150,310
Loans from third parties	4,449,563	2,303,420
Short-term loans – related parties	-	329,120
Current maturities of long-term loan - bank	777,558	-
Accounts payable	6,606,723	6,995,932
Other payables and accrued liabilities	1,526,051	238,882
Other payables – related parties	7,161,232	528,717
Intercompany payables	10,334,680	8,928,579
Customer deposits	1,159,902	367,149
Operating lease liabilities	49,171	-
Taxes payable	3,125,847	2,805,722
Total current liabilities	39,549,937	26,647,831

Other liabilities:
Long-term loan – bank	-	866,231
Loan from a third party	2,074,871	3,131,007
Long-term loans – related parties	713,325	-
Operating lease liabilities – noncurrent	581,084	-
	3,369,280	3,997,238

Total liabilities	$42,919,217	$30,645,069

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summarized operating results of the VIE’s are as follows:

	For the year ended June 30, 2020	For the year ended June 30, 2019	For the year ended June 30, 2018
Operating revenues	$105,100,563	$89,959,760	$94,596,470
Gross profit	$6,218,590	$7,809,539	$9,011,763
Income from operations	$2,867,697	$6,556,351	$9,454,230
Net income	$974,302	$5,533,912	$3,786,061

Note 4 – Business Combinations

Acquisition of JMC

On April 3, 2020, the Company entered into a Share Purchase Agreement (“SPA”) with WFOE, Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”) and the shareholders of JMC (“JMC Shareholders”). Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC’s equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $1.77 per share, the closing price of the Company’s ordinary share on April 3, 2020, for an aggregate discounted purchase price of $2,658,909 with probability of contingent considerations, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders’ agreement to cause JMC to enter into certain VIE agreements with WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC’s after-tax net income.

The Company’s acquisition of JMC was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of JMC based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The consideration was valued at $2,658,909, based upon the issuance of 1,000,000 shares determined using the closing price of $1.77 per share on April 3, 2020 and the present value of issuance of 1,000,000 shares payable at the end of year two and year three determined using the closing price of $1.77 per share on April 3, 2020 and discount rate of 4.75%. The considerations also include 70% probability of contingent considerations of 600,000 shares payment at the end of year two and 30% probability of contingent considerations of 400,000 shares payment at the end of year three. According to the milestones, 1,000,000 shares were issued to JMC shareholders before April 11, 2020; however, the audited total sales or net profit of JMC in fiscal year 2020 shall respectively exceed $70,000,000 (approximately RMB 500,000,000) or $1,500,000 (approximately RMB 10,000,000) in accordance with U.S. GAAP. According to the milestones, 600,000 shares shall be issued to JMC shareholders before August 7, 2021 and the audited total sales or net profit of JMC in fiscal year June 30, 2021 shall respectively increase by 10% compared with that of fiscal year 2020; 400,000 shares shall be issued to JMC shareholders before August 7, 2022 and the audited total sales or net profit of JMC in fiscal year June 30, 2022 shall respectively increase by 10% compared with that of fiscal year June 30, 2021. If the milestones cannot be met, the Company will not issue the corresponding shares to JMC shareholders.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of JMC based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on April 3, 2020 at the rate of USD 1.00 to RMB 7.09.

Fair value
Cash and cash equivalents	$852,145
Other current assets	9,924,263
Plant and equipment	11,648
Goodwill	5,166,271
Other noncurrent assets	481,062
Total assets	16,435,389
Total liabilities	(11,221,842)
Net assets of JMC	5,213,547
Less: fair value of non-controlling interest	(2,554,638)
Total consideration paid	$2,658,909

Note 5 – Discontinued Operations

In February 2020, the Company discontinued its grocery stores business as the Company has been operating at losses in this business. As a result, the results of operations for the Company’s grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of June 30, 2020 and 2019 is as follow:

Carrying amounts of major classes of assets included as part of discontinued operations of CQ Pengmei:

	June 30, 2020	June 30, 2019
CURRENT ASSETS:
Cash and cash equivalents	$2,523	$19,015
Other receivables, net	57,395	20,967
Inventories	-	112,641
Security deposits	3,267	21,844
Total current assets of discontinued operations	63,185	174,467

OTHER ASSETS:
Other receivables	48,371	122,584
Prepaid expenses	-	508,271
Plant and equipment, net	25,752	1,213,983
Operating lease right-of-use assets	505,329	-
Total other assets of discontinued operations	579,452	1,844,838

Total assets of discontinued operations	$642,637	$2,019,305

Carrying amounts of major classes of liabilities included as part of discontinued operations of CQ Pengmei:

CURRENT LIABILITIES:
Short-term loan – banks	$336,845	$364,071
Loans from third parties	474,135	626,201
Accounts payable	64,725	217,953
Customer deposits	6,519	2,618
Other payables and accrued liabilities	416,227	571,553
Other payables – related parties	29,846	88,670
Operating lease liabilities	116,904	-
Taxes payable	-	987
Total current liabilities of discontinued operations	1,445,201	1,872,053

OTHER LIABILITIES:
Operating lease liabilities - noncurrent	417,729	-

Total liabilities of discontinued operations	$1,862,930	$1,872,053

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2020, 2019 and 2018.

	For the Year Ended June 30,	For the Year Ended June 30,	For the Year Ended June 30,
	2020	2019	2018
Supermarket and grocery store	$1,574,965	$3,465,885	$-

Cost of revenue	1,435,597	3,114,906	-

Gross profit	139,368	350,979	-

OPERATING EXPENSES:
Selling	438,458	704,766	-
General and administrative	162,976	189,553	-
Provision for right-of-use assets	250,181	-	-
Loss on disposal of long-lived assets	276,648	-	-
Impairment of long-lived assets	724,987	-	-
Total operating expenses	1,853,250	894,319	-

Loss from operations	(1,713,882)	(543,340)	-

OTHER INCOME (EXPENSES)
Interest income	14	33	-
Interest expense	(114,853)	(110,350)	-
Other finance expense	(3,156)	(20,532)	-
Other income, net	35,640	11,568	-
Total other expense, net	(82,355)	(119,281)	-

Loss before income taxes	(1,796,237)	(662,621)	-

Income tax expense	-	-	-

Net loss from discontinued operations	$(1,796,237)	$(662,621)	$-

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	June 30, 2020	June 30, 2019
Accounts receivable	$44,505,100	$41,827,554
Allowance for doubtful accounts	(3,932,343)	(2,304,817)
Total accounts receivable, net	$40,572,757	$39,522,737

Movements of allowance for doubtful accounts are as follows:

	June 30, 2020	June 30, 2019
Beginning balance	$2,304,817	$1,622,964
Balance inherited from JMC	930,657	-
Addition	769,764	743,986
Write off	-	-
Exchange rate effect	(72,895)	(62,133)
Ending balance	$3,932,343	$2,304,817

Note 7 – Security deposits, net

Security deposits include loan deposits for the loans from various banks or other financial institutions and sales performance deposit to guarantee its sales contracts.

Security deposits consist of the following:

	June 30, 2020	June 30, 2019
Loan deposits	$955,700	$986,407
Sales performance deposit	-	1,388,179	(1)
Allowance for security deposits	(715,024)	-
Total security deposits, net	$240,676	$2,374,586
Less: security deposits – discontinued operations	(3,267)	(21,844)
Security deposits, net – continuing operations	$237,409	$2,352,742

(1)	In May 2019, the Company signed a sales contract with a customer for its fresh killed hogs in 2019. The contract requires the customer to prepay approximately $1.4 million (RMB 9,551,078) to the Company as customer deposits, and it also requires the Company to provide a sales performance deposit of $1,388,179 to the customer for guaranteeing its hog supplies from May 2019 to August 2019, and was extended to December 2019. The sales performances have been completed by June 30, 2020, the customer returned the deposit back to the Company.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Plant and equipment, net

Plant and equipment consist of the following:

	June 30, 2020	June 30, 2019
Buildings	$3,393,212	$3,950,375
Automobile	165,628	118,487
Electronic devices	3,691,929	3,808,900
Office equipment	42,595	34,105
Leasehold improvements	-	762,772
Construction-in-progress	495,634	-
Subtotal	7,788,998	8,674,639
Less: accumulated depreciation	(4,307,253)	(4,125,427)
Total	$3,481,745	$4,549,212
Less: plant and equipment, net – discontinued operations	(25,752)	(1,213,983)
Plant and equipment, net – continuing operations	$3,455,993	$3,335,229

Depreciation expense from continuing operations for the years ended June 30, 2020, 2019 and 2018 amounted to $496,562, $509,778 and $529,442, respectively. Depreciation expense from discontinued operations for the years ended June 30, 2020, 2019 and 2018 amounted to $125,257, $167,609 and $0, respectively. Loss on disposal and impairment of long-lived assets from discontinued operations for the year ended June 30, 2020 was $276,648 and $724,987, respectively.

As of June 30, 2020, property recorded at RMB 12,268,800 (approximately $1.7 million) was pledged as collateral to secure a loan that a related party borrowed from a bank, and property recorded at RMB 36,626,600 (approximately $5.2 million) was pledged as collateral to secure a short-term bank loan (see Note 10).

Construction-in-progress consist of the following as of June 30, 2020:

Construction-in-progress description	Value	Estimated Completion date	Estimated Additional Cost to Complete
Pig farm	$495,634	December 2020	$183,993

Note 9 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2020	June 30, 2019
Land use rights	$586,795	$603,774
Less: accumulated amortization	(148,806)	(141,036)
Net intangible assets	$437,989	$462,738

Amortization expense for the years ended June 30, 2020, 2019 and 2018 amounted to $11,792, $12,147 and $12,747, respectively. As of June 30, 2020, land use right recorded at RMB 10,198,100 (approximately $1.4 million) was pledged as collateral to secure a loan that a related party borrowed from a bank (see Note 10).

The estimated amortization is as follows:

Twelve months ending June 30,	Estimated amortization expense
2021	$11,792
2022	11,792
2023	11,792
2024	11,792
2025	11,792
Thereafter	379,029
Total	$437,989

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Related party transactions and balances

Related party balances

a.	Customer deposit – related party:

Name of related party	Relationship	June 30, 2020	June 30, 2019
CQ Mingwen	Significantly influenced by Penglin	$27,395	$29,643

b.	Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, and related accrued interest payable on the advances. These advances are unsecured and non-interest bearing, except payables to Jiaping Zhou and Jun Zhou with an annual interest rate of 4.35%. Current payables are due on demand.

Name of related party	Name of related party	June 30, 2020	June 30, 2019
Xia Wang	Chief Financial Officer	$153,659	$83,619
Zeshu Dai	CEO	-	659,420
Penglin Wang	Son of the CEO	248	162,047
Zili Zhang	CEO of CQ Pengmei	12	429,448
Jiaping Zhou	Shareholder of JMC	231,268	-
Jun Zhou	Shareholder of JMC	1,879,639	-
Total		2,264,826	1,334,534
Total other payables – related parties – discontinued operations		(29,846)	(88,670)
Total other payables – related parties – continuing operations		$2,234,980	$1,245,864

c.	Short term and long-term loans – related parties:

Long-term loans – related parties are those long-term loans from advances made by certain related parties for the daily operations needs of the Company. These loans are unsecured and interest bearing.

			Weighted
			average	Collateral/
Short term loans	Relationship	Maturities	interest rate	Guarantee	June 30, 2020	June 30, 2019
Xia Wang	CFO	February 20,2020 (Extended to January 15, 2022)	9.60%	None	$101,904	$104,852
Penglin Wang	Son of CEO	December 27, 2019 (Extended to December 11, 2024)	9.60%	None	229,283	224,268
Yong Wang	Son of CEO	July 17, 2022	7.13%	None	268,912	-
Zeshu Dai	CEO	March 8, 2022	7.13%	None	113,226	-
Total					713,325	329,120
Total current loans from related parties					-	(329,120)
Total non-current loans from related parties					$713,325	$-

Interest expense incurred on the above mentioned related party loans amounted to $51,770, $11,403 and $0 for the years ended June 30, 2020, 2019 and 2018, respectively.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d.	Guarantee provided to related party loan

On December 26, 2017, CQ Mingwen (the “borrower”) entered into a loan agreement with SPD Rural Bank (the lender) to borrow RMB 9 million (approximately $1.3 million) as working capital for one year and was extend two times to December 26, 2020. GA Yongpeng pledged a land-use right recorded at RMB 10,198,100 (approximately $1.4 million) and building property recorded at RMB 12,268,800 (approximately $1.7 million) as collateral (see Note 8 and 9 and 16).

e.	Loans guarantees by related parties

The Company has various short-term loans guaranteed by its related parties. See Note 11.

Note 11 – Credit Facilities

Short term loans – banks

Outstanding balances on short-term bank loans consisted of the following:

Lenders	Maturities	Weighted average interest rate	Collateral/Guarantee	June 30, 2020	June 30, 2019
Shanghai Pudong Development (“SPD”) Bank Chongqing Nanbing Road Branch	April 22, 2020 (Fully repaid by October 2020)	6.09%	A security deposit of $109,221 and guaranteed by the CEO and certain members of the family and affiliate	$1,273,794	$1,456,187
Chongqing Rural Commercial Bank	November 25, 2020	6.74%	Guaranteed by the CEO and certain members of the family and affiliate	1,839,928	2,694,122
Chongqing Beibei Chouzhou Bank Co., Ltd. (Chouzhou Bank)	March 20, 2020 – in default*	6.96%	Guaranteed by GA Yongpeng’s properties recorded at RMB 36,626,600 (approximately $5.2 million) and Zeshu Dai’s 6.25% of stock right of GA Yongpeng recorded at RMB 1,250,000 (approximately $0.2 million)	336,845	364,071
The Agriculture Bank of China Chongqing Yubei Branch	June 27, 2021	3.85%	Guaranteed by the properties of JMC’s CEO and CFO recorded at RMB 5,517,400 (approximately $0.8 million)	467,058	-
China Zheshang Bank Chongqing Branch	May 5, 2021	5.35%	Guaranteed by the properties of JMC’s CEO and CFO recorded at RMB 12,090,000 (approximately $1.7 million)	778,430	-
Total				$4,696,055	$4,514,380
Less: short term loans – banks – discontinued operations				(336,845)	(364,071)
Short term loans – banks – continuing operations				$4,359,210	$4,150,309

•	On September 25, 2020, the Chongqing Beibei District People’s Court issued a civil mediation letter, according to which CQ Pengmei shall repay Chouzhou Bank the principal and the interest. Approximately $16,000 (RMB 110,000) of principal and approximately $13,000 (RMB 93,466) of the interest will be due before October 21, 2020, all the remaining balance should be repaid for at least approximately $14,000 (RMB 100,000) on the 21th of each month since November 2020, and the repayment shall be completed no later than May 21, 2022. Since November 2020 to May 2022, the interest rate rises by 50%, which should be paid before 21th of each month. Wang Penglin, Wang Mingwen, Dai Zeshu, Chongqing Education Financing Guarantee Co., Ltd. and CQ Penglin shall bear joint and several liability for the above repayment. As of the date of this report, CQ Pengmei has paid off approximately $16,000 (RMB 114,939) to Chouzhou Bank as part of the repayment.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans from third parties

Outstanding balances of short term third-party loans consisted of the following:

Lenders	Maturities	Weighted average interest rate	Collateral/Guarantee	June 30, 2020	June 30, 2019
Sichuan Toucu Financial Information Services Co., Ltd	September 3, 2020 (Fully repaid in September 2020)	9.0%	None	$63,554	$407,758
Chongqing Puluosi Small Mortgage Co., Ltd.	Various amounts due between November 2018 and January 2019 – in default*	12.0%	Guaranteed by the CEO and certain members of the family and affiliate	4,183,248	4,805,734
Gang Hu	September 4, 2022	7.13%	None	120,303	-
Chongqing Reassurance Co., Ltd.	Due upon request	17.4%	None	273,294	-
Chongqing Zhouyang Shipping Co., Ltd	December 28, 2019	18.0%	None	-	72,814
Mei Yang	October 10, 2020 (Fully repaid by the date of this report)	24.0%	None	7,077	43,688
Ping Wang	September 17, 2021	10.8%	None	43,875	48,057
Yuzhu Hu	November 30, 2020	14.4%	None	-	160,191
Yixuan Liu	September 11, 2020 (Renewed and to be due on September 11, 2022)	12.0%	None	84,920	87,377
Shuming Yang	September 20, 2020 (Renewed and to be due on September 20, 2022)	12.0%	None	169,839	174,754
Chunlan Zhuo	March 22, 2021	18.0%	None	63,911	-
Qin Cao	October 22, 2020 (Fully repaid in October 2020)	24.0%	None	30,005	72,814
Maohua Xia	Various amounts due between August 2020 and September 2020 (Fully repaid by the date of this report)	24.0%	None	33,561	223,848
Chongqing Shouqing Trading Co., Ltd.	September 7, 2021	12.0%	None	382,139	-
Shengli Huang	April 23, 2022	24.0%	None	99,073	-
Xiaofen Ai	June 17, 2021	24.0%	None	28,307	-
Chongqing Haobangshou Ecommerce Co., Ltd.	March 24, 2023	6.0%	None	1,415,328	-
Bangwei Zhu	May 2, 2020	12.0%	None	-	36,407
Mei Zhang	July 20, 2020 (Fully repaid by the date of this report)	24.0%	None	49,536	72,814
Feng Zhou	February 28, 2022	12.0%	None	14,153	-
Xiaolin Cao	November 30, 2020	-%	None	500,000	-
Total loans from third parties				$7,562,123	$6,206,256
Total non-current loans from third parties				(2,074,871)	(3,131,007)
Total current loans from third parties				$5,487,252	$3,075,249
Less: current loans from third parties – discontinued operations				(474,135)	(626,201)
Current loans from third parties – continuing operations				$5,013,117	$2,449,048

*The Company received three complaints related to an approximately $1.4 million (RMB 10,000,000) loan that was due on November 13, 2018, an approximately $0.4 million (RMB 3,000,000) loan due on December 21, 2018, and an approximately $2.8 million (RMB 20,000,000) loan due on January 2, 2019. The following amounts have been accrued in the accompanying consolidated financial statements for the year ended June 30, 2020: (a) interest at a default interest rate of 18% totaling approximately $781,000 up to June 30, 2020 and (c) estimated legal cost of approximately $129,000. As of the date of this report, the Company has paid approximately $0.5 million (RMB 3,411,544) of the total repayment. On October 27, 2020, Chongqing Yubei District People’s Court froze CQ Penglin bank accounts with a total balance of approximately $26,000 (RMB 181,573). As of the date of this report, the accounts are still frozen.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long term and short-term loans – related parties

See Note 10.

Long-term loan - bank

The outstanding balance of long term bank loan consisted of the following:

Lender	Maturity	Weighted average interest rate	Collateral/Guarantee	June 30, 2020	June 30, 2019
Chongqing Dadukou Rongxing Village & Township Bank	September 20, 2020 (Subsequently in default*)	12.0%	Guaranteed by CQ Penglin, CQ Pengmei, GA Yongpeng, CQ Mingwen, the CEO and certain members of the family	$777,558	$866,231

*On August 12, 2020, Chongqing Dadukou Rongxing Village & Township Bank (“Dadukou Rongxing”) sued CQ Penglin to repay the loan of Dadukou Rongxing approximately $0.9 million (RMB 6,629,447), which consists of principal of approximately $0.8 million (RMB 5,493,839) and approximately $0.1 million (RMB 1,135,608), in the Chongqing Dadukou District People’s Court. CQ Penglin, CQ Pengmei, GA Yongpeng, CQ Mingwen, the CEO and certain members of the family guaranteed the loan shall bear joint and several lability for the repayment. As of the date of this report, the Chongqing Dadukou District People’s Court has not held a trial.

Interest expense for continuing operations pertaining to the above loans for the years ended June 30, 2020, 2019 and 2018 amounted to $1,661,788 ($51,770 was for interest expense of loans – related parties), $713,201 ($11,403 was for interest expense of loans – related parties) and $1,243,708, respectively. Interest expense for discontinued operations pertaining to the above loans for the years ended June 30, 2020, 2019 and 2018 amounted to $114,853, $110,350 and $0, respectively.

Note 12 – Taxes

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

PRC

Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income tax exemption status granted

On August 20, 2018, the Lingshui County Tax Bureau enacted a tax exemption for Lingshui Guang’an Yongpeng Food Co., Ltd. (wholly owned subsidiary) which expires on December 31, 2020. In addition, the benefit can also be retroactively applied to prior periods from January 1, 2014 to June 30, 2017. The tax savings for the years ended June 30, 2020, 2019 and 2018 was $334,794, $1,389,566 and $122,251, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0.01, $0.07 and $0.01 per share for the years ended June 30, 2020, 2019 and 2018 without the preferential tax rate reduction, respectively.

Significant components of the provision for income taxes are as follows:

	For the year ended June 30, 2020	For the year ended June 30, 2019	For the year ended June 30, 2018
Current	$389,845	$-	$841,312
Deferred tax expense (benefit)	(166,672)	213,649	(126,936)
Total provision for income taxes	$223,173	$213,649	$714,376

The following table reconciles China statutory rates to the Company’s effective tax rate:

	June 30, 2020	June 30, 2019	June 30, 2018
China income tax rate	25.0%	25.0%	25.0%
Change in valuation allowance	0.0%	1.0%	0.0%
Income tax exemption status granted	(10.2)%	(21.9)%	(9.3)%
Others*	(24.2)%	-%	0.2%
Effective tax rate	(9.4)%	4.1%	15.9%

*This represents the expenses incurred by the Company that are not deductible for PRC income tax purposes during the years.

Deferred tax assets – China

Deferred tax assets are comprised of allowance for doubtful accounts at June 30, 2020 totaling $648,768.

NOL carried forward

According to Chinese tax regulations, net operating losses can be carried forward to offset taxable income for the next five years. On August 20, 2018, GA Yongpeng obtained the tax-free benefit and the Company utilized the tax planning strategy to allocate intercompany profit into GA Yongpeng. As a result, for the years ended June 30, 2020, 2019 and 2018, there was no tax effect in relation to the NOL that the Company has previously reserved.

Bad debt allowance

Bad debt allowance must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions.

Value-added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceed or at a rate approved by the Chinese local government.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Taxes payable consisted of the following:

	June 30, 2020	June 30, 2019
Income taxes	$3,114,811	$2,805,722
Other taxes	227,316	169,324
Total	$3,342,127	$2,975,046
Less: taxes payable – discontinued operations	-	(987)
Taxes payable – continuing operations	$3,342,127	$2,974,059

Note 13 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately $71,000). As of June 30, 2020 and 2019, cash balance of $1,366,796 and $78,918, respectively, were deposited with financial institutions located in China, of which $968,840 and $0, respectively, were subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2020 and 2019, cash balance of $5,254 and $2,683,514, respectively, were maintained at financial institutions in Hong Kong, and $0 and $2,619,520 were subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of June 30, 2020 and 2019, cash balance of $163,640 and $0, respectively, were deposited with financial institutions located in US and was not subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company is also exposed to risk from its accounts receivable, other receivables and prepayments. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

As of June 30, 2020, the Company had working capital of approximately $17.5 million. The Company had accounts receivable of approximately $40.6 million, most of them are short-term in nature and can be collected back within the Company’s operating cycle to be used to support its working capital requirements. The Company believes the components of its current working capital is sufficient to support its operations for the next twelve months from the date of this report. If the Company is unable to realize its current assets within the normal operating cycle of a twelve-month period, the Company may have to consider supplementing its available sources of funds through obtaining additional loans.

Customer concentration risk

For the years ended June 30, 2020, 2019 and 2018, no customer accounted for more than 10% of the Company’s total revenues.

As of June 30, 2020 and 2019, no customer accounted for more than 10% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended June 30, 2020, five vendors accounted for 19.6%, 17.4%, 16.4%, 15.8% and 14.0% of the Company’s total purchases. For the year ended June 30, 2019, four vendors accounted for 29.8%, 17.6%, 16.8% and 16.5% of the Company’s total purchases. For the year ended June 30, 2018, four vendors accounted for 29.0%, 24.5%, 21.2% and 12.8% of the Company’s total purchases.

As of June 30, 2020, four vendors accounted for 30.2%, 20.2%, 13.6% and 10.5% of the total balance of accounts payable. As of June 30, 2019, four vendors accounted for 25.3%, 23.0%, 16.0% and 12.3% of the total balance of accounts payable.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Convertible Debentures

Convertible Debenture issued on November 22, 2019, December 30, 2019 and March 9, 2020

On November 22, 2019, the Company entered into a securities purchase agreement with an accredited investor to place convertible debentures (“Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000. The first convertible debenture was issued on November 22, 2019 in the amount of $2,000,000; the second convertible debenture was issued on December 30, 2019 in the amount of $2,000,000; and the third convertible debenture was issued on March 9, 2020 in the amount of $1,000,000. The Debentures bear interest at the rate of 5% per annum.

The Debenture holder may convert a Debenture in its sole discretion at any time on or prior to maturity at the lower of $5.06 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the Debenture, the conversion price may never be less than $3.00.  Any time after the issuance of a Debenture that the daily VWAP is less than $3.00 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the issuance of a Debenture of 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. The Company may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid by the issuance of such number of shares as is equal to (i) if such shares issued will be immediately freely tradable shares in the hands of the holder, 100% of the average of the daily VWAPs during the 10 consecutive trading days immediately preceding the due date in respect of such deferred monthly payment, and (ii) if such shares issued will be restricted securities, 93% of the average of the 4 lowest daily VWAPS during the 10 consecutive Trading Days immediately preceding the due date.

On June 19, 2020, the Company entered in an amendment agreement with the Debenture holder to amend the “Floor Price” of the convertible debenture issued on November 22, 2019 to $1.00 per share and the “Floor Price” of the convertible debenture issued on December 30, 2019 to $1.00 per share for the first $200,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on that debenture shall remained unchanged at $3.00 per share. On September 15, 2020, the Company entered in an amendment agreement with the Debenture holder to amend the “Floor Price” of the Second Convertible Debenture to $1.00 per share for the first $1,400,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Second Convertible Debenture and the Third Convertible Debenture shall remain unchanged at $3.00 per share. On November 13, 2020, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the remaining $600,000 of principal and accrued interest to be converted in the Second Convertible Debenture to $1.00 per share and to amend the “Floor Price” of the Third Convertible Debenture to $1.00 per share for the first $200,000 of principal plus accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Third Convertible Debenture shall remain unchanged at $3.00 per share.

The Company determined that conversion option embedded in the Debenture is considered indexed to the Company’s own stock and did not required to be separately accounted for as a derivative under the guidance in ASC 815. However, the Debenture are convertible into shares of the common stock, at conversion price equal to 93% of the average of four lowest trading price during the 10 trading day period prior to the date of any notice of conversion, which is lower than the price of the Company’s common stock on the date of issue for the first two batches of the principal amount of $4,000,000 of the Debenture on November 22, 2019 and December 30, 2019. Therefore, the conversion feature embedded in the convertible note meet the definition of beneficial conversion feature (“BCF”). The Company evaluated the intrinsic value of the BCF at the issue date to be at $259,540. The relative fair values of the BCF were recorded into additional paid in capital as well as were recognized as a discount to the Debenture. The discount to the Debenture is being amortized to interest expense over the life of the Debenture using effective interest method.

The price of the Company’s common stock on the date of issue on March 9, 2020 was $2.33 for the remaining principal amount of $1,000,000 of the Debenture, which is lower than the conversion floor price of $3.00 and it does not contain a BCF on the issuance date. As a result, the $1,000,000 conversion option embedded in the Debenture are entirety accounted for a liability with the Debenture.

Convertible Debenture issued on June 19, 2020, July 17, 2020, August 14, 2020, and November 13, 2020

On June 19, 2020, the Company entered into another securities purchase agreement with the same accredited investor to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $2,000,000. The first Debenture in the amount of $700,000 was issued on June 19, 2020; the second Debenture in the amount of $700,000 was issued on July 17, 2020; the third Debenture in an amount of $300,000 was issued on August 14, 2020; and the fourth closing of the Debenture in an amount of $300,000 was issued on November 13, 2020. The Debentures bear interest at the rate of 5% per annum.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Debenture holder may convert a Debenture in its sole discretion at any time on or prior to maturity at the lower of $3.00 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the Debenture, the conversion price may never be less than $2.50. The Company may not convert any portion of a Debenture if such conversion would result in the Debenture holder beneficially owning more than 4.99% of our then issued and common stock, provided that such limitation may be waived by the Debenture holder with 65 days’ notice. Any time after 180 days from the date of issuance that the daily VWAP is less than $2.50 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, we shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the signing of the Agreement or 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. The Company may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid either (i) in cash or (ii) if the conversion price on the date of the payment is above $2.50 and such shares issued will be immediately freely tradable shares in the hands of the Debenture holder, by the issuance of such number of shares as is equal to the applicable deferral payment divided by a price per share equal to the conversion price.

The price of the Company’s common stock on the date of issue on June 19, 2020 was $1.70 for the principal amount of $700,000 of the first Debenture, which is lower than the conversion floor price of $2.50 and it does not contain a BCF on the issuance date. As a result, the $700,000 conversion option embedded in the Debenture are entirety accounted for a liability with the Debenture.

	June 30, 2020	June 30, 2019
Principal balance	$4,900,000	$-
Less: Debentures discount and debts insurance cost	(131,688)	-
Total	$4,768,312	$-

The Company incurred issuance cost of $230,000 and had a BCF value of $259,540 in connection with the issuance of the Debentures. The Company recognized the issuance cost and the BCF value as a discount to the Debentures at the inception date. For the year ended June 30, 2020, amortization of the issuance cost and Debentures discount of $153,274 and $204,579, respectively. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method.

Note 15 – Equity

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Xiangtai WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. CQ Penglin, GA Yongpeng, CQ Pengmei and JMC may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. The remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange.

As of June 30, 2020 and 2019, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC collectively attributed $1,670,367 and $1,496,642 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2020 and 2019, amounts restricted are the net assets of Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC, which amounted to $17,978,793, and $18,571,570, respectively.

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

On May 10, 2019, the Company had completed the initial public offering and the redeemable shares have been converted into 725,000 ordinary shares

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

Conversion of debenture

For the year ended June 30, 2020, the Debenture holder converted principal and interest value of $800,000 and $57,165, respectively, into a total of 827,057 of the Company’s ordinary shares at weighted average conversion price of $1.04.

Stock options

In August 2019, the Company issued a total of 95,000 options to two directors of the Company and vested in four equal installment on a quarterly basis with an exercise price of $5.00 for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee stock options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility. Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the year ended June 30, 2020 was $213,431.

The summary of stock option activity is as follows:

	Options Outstanding	Exercisable Option	Weighted Average Exercise Price	Average Remaining Contractual Life	Aggregate Intrinsic Value
June 30, 2019	-	-	$-	-	-
Granted/Acquired	95,000	71,250	$5.00	3.00	-
Forfeited	-	-	$-	-	-
Exercised	-	-	$-	-	-
June 30, 2020	95,000	71,250	$5.00	2.12	-

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

The summary of warrant activity is as follows:

	Warrants Outstanding	Exercisable Shares	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2018	-	-	$-	-
Granted/Acquired	86,732	86,732	$4.89	5.00
Forfeited	-	-	$-	-
Exercised	-	-	$-	-
June 30, 2019	86,732	86,732	$4.89	4.89
Granted/Acquired	-	-	$-	-
Forfeited	-	-	$-	-
Exercised	-	-	$-	-
June 30, 2020	86,732	86,732	$4.89	3.88

Note 16 – Commitments and contingencies

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into seven non-cancellable operating lease agreements for two office spaces, one dormitory, one storage and three market spaces for the grocery stores expiring through February 2030. Upon adoption of FASB ASU 2016-02, the Company recognized approximately $1.3 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 6.09% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expense (including amounts in cost of goods sold) for continuing operations for the years ended June 30, 2020, 2019 and 2018 was $112,963, $30,198 and $58,541, respectively. Rent expense (including amounts in cost of goods sold) for discontinued operations for the years ended June 30, 2020, 2019 and 2018 was $108,881, $318,210 and$0, respectively.

The five-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending June 30,	Operating Lease Amount

2021	$216,033
2022	231,738
2023	240,099
2024	247,634
2025	148,825
Thereafter	328,749
Total lease payments	1,413,078
Less: Interest	(248,191)
Present value of lease liabilities	$1,164,887
Less: present value of lease liabilities – discontinued operations	(534,633)
Present value of lease liabilities – continuing operations	630,254

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Current lease commitment table excludes an existing lease entered by CQ Pengmei in August 2017 due to fire safety requirement not being met by the landlord for which the Company has temporarily stopped operation in August 2018. Per the Company’s PRC counsel, it is more than probable that the Company does not require to fulfill the remaining term of such lease contract.

The Company also leased a pig farm from an unrelated third party and subleased the pig farm to an unrelated third party for the same amount of approximately $17,000 (RMB 120,000) annually from May 8, 2020 to May 7, 2025. The Company did not recognized these transactions as there are no income statements effect with the offset of the lease expenses and sublease income and the result of the recognition of ROU and lease liabilities are immaterial to the Company’s financial statements.

Guarantees

a) Related party

As of June 30, 2020, CQ Penglin, the Company’s CEO, her husband and her elder son, and an unrelated third party Chongqing Education Guaranty Co., Ltd. jointly guaranteed approximately $1.3 million (RMB 9,000,000) loan that a related-party borrowed from the bank (see Note 10):

Name of the party being guaranteed	Guaranteed amount	Guarantee expiration date
CQ Mingwen (borrower)	$1,273,795	December 25, 2020

The Company did not, however, accrue any liability in connection with such a guarantee because the borrowers have been current in its repayment obligation and the Company has not experienced any losses from providing such guarantee. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is remote. If CQ Mingwen is unable to repay the loan upon maturity, assets of GA Yongpeng may be liquidated to pay back the loan.

b) CQ Mingwen, a related party, and three other unrelated third parties

As of June 30, 2020, GA Yongpeng guaranteed approximately aggregated of unpaid loan balance of $0.1 million (RMB 809,220) that that four entities, 1) CQ Mingwen, a related party, 2) Chongqing Gangxinyi Trading Co., Ltd., 3) Chongqing Liangxun Trading Co., Ltd., and 4) Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., borrowed from Sichuan Toucu Financial Information Services Co., Ltd. These loan balances are GA Yongpeng’s property and CQ Pengmei’s 100% equity interest. As of the date of this report, these loans balance were repaid by the guarantees in full.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, default on guaranteeing third party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

As of June 30, 2020, the amount of potential losses the Company accrued for are summarized as follows:

Dispute matter	Claim amount
Leases	$45,867

As of June 30, 2020, the amount of potential losses the Company did not accrue for are summarized as follows:

Dispute matter	Claim amount
Guarantees	$248,302

The Company received three complaints related to an approximately $4.6 million (RMB 33,000,000) loan currently in default (See Note 11 – Chongqing Puluosi Small Mortgage Co., Ltd.).

Yong Li filed a lawsuit against Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”) and GA Yongpeng in connection with FYS Supermarket’s breach of a supermarket equipment purchase agreement signed on May 7, 2018 by failing to pay off the remaining balance of approximately $0.2 million (RMB 1.7 million). On June 11, 2020, Chongqing Nan’an District People’s Court made a judgement that FYS Supermarket should pay Yong the full remaining balance and the monthly interest rate at 1.5% for the transfer fee and the losses and Yong’s attorney fee approximately $3,000 (RMB 20,000). GA Yongpeng shall bear joint and several liability for the above repayment. FYS Supermarket and GA Yongpeng are also required to pay property guarantee fee approximately $700 (RMB 5,000) and court fee approximately $3,000 (RMB 21,045). As of the date of this report, the Company has evaluated the financial condition of FYS Supermarket and has concluded that the likelihood of having to make any payments is remote. Therefore, the Company did not accrue any contingent liability as of June 30, 2020.

On October 20, 2020, Chongqing Haobangshou Ecommerce Co., Ltd. (“Haobangshou”) filed a lawsuit against Chongqing Penglin in connection with the $1,415,328 (RMB 10,000,000) loan due on March 24, 2023 and a total of $445,828 (RMB 3,150,000) outstanding payments for goods purchased in July 2020. Haobangshou stated that Haobangshou and CQ Penglin made a verbal deal in July 2020 that CQ Penglin will return the whole balance of $1,861,156 (RMB 13,150,000) within three months but CQ Penglin did not make repayments according to the deal. Therefore, Haobangshou asked CQ Penglin to pay off the full balance of $1,861,156 (RMB 13,150,000) and the interest of the whole balance at the annual interest rate of 12% from August 1, 2020 to the repayment date. Currently, the case is still under review and the Company is expected to receive the verdict on December 10, 2020.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Note 17 —Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Effective on April 3, 2020, after the acquisition of JMC, the Company has determined that it has three operating segments for purposes of allocating resources and evaluating financial performance, which consists of: (1) fresh meat business, (2) feed raw materials business, and (3) grocery stores (discontinued). Prior period numbers are broken down for comparative purpose.

The following tables present summary information by segment for the years ended June 30, 2020, 2019 and 2018:

For the year ended June 30, 2020	Fresh meat	Feed raw materials	Total (continuing operations)	Grocery stores (discontinued operations)
Revenues	$86,301,255	$24,250,247	$110,551,502	$1,574,965
Cost of revenues	81,153,996	22,219,528	103,373,524	1,435,597
Gross profit	5,147,259	2,030,719	7,177,978	139,368
Depreciation and amortization	506,775	1,579	508,354	125,257
Total capital expenditures	$700,399	$-	$700,399	$-

For the year ended June 30, 2019	Fresh meat	Feed raw materials	Total (continuing operations)	Grocery stores (discontinued operations)
Revenues	$99,079,267	$-	$99,079,267	$3,465,885
Cost of revenues	90,429,027	-	90,429,027	3,114,906
Gross profit	8,650,240	-	8,650,240	350,979
Depreciation and amortization	521,925	-	521,925	167,609
Total capital expenditures	$20,635	$-	$20,635	$-

For the year ended June 30, 2018	Fresh meat	Feed raw materials	Total (continuing operations)	Grocery stores (discontinued operations)
Revenues	$101,104,224	$-	$101,104,224	$-
Cost of revenues	91,452,753	-	91,452,753	-
Gross profit	9,651,471	-	9,651,471	-
Depreciation and amortization	542,189	-	542,189	-
Total capital expenditures	$89,351	$-	$89,351	$-

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total assets as of:

	June 30, 2020	June 30, 2019

Fresh meat business	$50,044,169	$45,260,319
Feed raw materials business	12,446,388	-
Grocery stores - discontinued	642,637	2,019,305
Holding companies	216,240	4,071,693
Total Assets	$63,349,434	$51,351,317

Note 18 – Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2020 and 2019.

PARENT COMPANY BALANCE SHEETS

	June 30, 2020	June 30, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$163,640	$-
Prepayments	18,406	-
Other receivables	28,940	-
Intercompany receivables	9,963,384	6,623,561
Total current assets	10,174,370	6,623,561

OTHER ASSETS
Investment in subsidiary	19,713,942	18,554,729

Total assets	$29,888,312	$25,178,290

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Loan from third party	$500,000	$-
Other payable – related parties	423,416	257,384
Convertible debenture, net	4,768,312	-
Accrued expenses	390,122	167,765
Intercompany payables	-	227,927
Total current liabilities	6,081,850	653,076

Total liabilities	6,081,850	653,076

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 23,971,084 and 21,964,027 share issued and outstanding as of June 30, 2020 and 2019, respectively	239,711	219,640
Additional paid-in capital	15,765,411	11,031,937
Deferred share compensation	(47,708)	-
Statutory reserves	1,670,367	1,496,642
Retained earnings	7,034,899	12,085,566
Accumulated other comprehensive loss	(856,218)	(308,571)
Total shareholders' equity	23,806,462	24,525,214

Total liabilities and shareholders' equity	$29,888,312	$25,178,290

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2020	2019	2018
OPERATING EXPENSES
General and administrative	$(2,512,271)	$(309,466)	$(115,683)
Stock compensation expense	(930,223)	-	-
Total operating expenses	(3,442,494)	(309,466)	(115,683)

LOSS FROM OPERATIONS	(3,442,494)	(309,466)	(115,683)

OTHER INCOME (EXPENSE)
Interest expense	(123,212)	-	-
Other finance expenses	(359,187)	-	-
Equity (loss) income of subsidiaries	(952,049)	4,673,057	3,883,792
Total other (expenses) income, net	(1,434,448)	4,673,057	3,883,792

NET (LOSS) INCOME	(4,876,942)	4,363,591	3,768,109
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(547,647)	(267,546)	133,553
COMPREHENSIVE (LOSS) INCOME	$(5,424,589)	$4,096,045	$3,901,662

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,876,942)	$4,363,591	$3,768,109
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Equity loss (income) of subsidiary	952,049	(4,673,057)	(3,883,792)
Stock compensation expense	930,223	-	-
Late payment penalty expense	500,000	-	-
Amortization of convertible debenture issuance cost and discount	357,853	-	-
Change in operating assets and liabilities
Other receivables	(28,940)	-	-
Prepayments	(18,406 ）	-	-
Accrued expenses	269,521	126,213	41,552
Intercompany	(3,567,750)	-	-
Net cash used in operating activities	(5,482,392)	(183,253)	(74,131)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from other payables – related parties, net	166,032	183,253	74,131
Proceeds from convertible debentures, net of issuance costs	5,480,000	-	-
Net cash provided by financing activities	5,646,032	183,253	74,131

CHANGES IN CASH AND CASH EQUIVALENTS	163,640	-	-

CASH AND CASH EQUIVALENTS, beginning of year	-	-	-

CASH AND CASH EQUIVALENTS, end of year	$163,640	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Issuance of ordinary shares with redemption rights of mezzanine equity	$-	$1,800,000	$-
Issuance of ordinary shares for acquisition	$2,658,909	$-	$-
Conversion of convertible debenture into ordinary shares	$857,165	$-	$-

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Subsequent events

Private Placement

On July 27, 2020, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell 2,339,000 ordinary shares at a per share purchase price of $1.50. The gross proceeds to the Company from this offering will be approximately $3.5 million. The Company plans to use the proceeds for working capital. The SPAs contain customary representations, warranties and covenants. The offering is closed on August 20, 2020.

Conversion of Convertible Debenture

Subsequent to June 30, 2020, the Debenture holder converted principal and interest value of $2,600,000 and $84,630, respectively, into a total of 2,478,780 of the Company’s ordinary shares at weighted average conversion price of $1.08.

Conversion and Amendment of Convertible Debenture

As previously disclosed in Note 13, the Company entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place three convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000.

During the period from May 21, 2020 to August 13, 2020, the Company issued a total of 1,847,167 ordinary shares to the holder of the First Convertible Debenture upon the conversion of a total of $2,062,191 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the First Convertible Debenture has retired.

On September 15, 2020, the Company entered in an amendment agreement with the Debenture holder to amend the “Floor Price” of the Second Convertible Debenture to $1.00 per share for the first $1,400,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Second Convertible Debenture and the Third Convertible Debenture shall remain unchanged at $3.00 per share. On November 13, 2020, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the remaining $600,000 of principal and accrued interest to be converted in the Second Convertible Debenture to $1.00 per share and to amend the “Floor Price” of the Third Convertible Debenture to $1.00 per share for the first $200,000 of principal plus accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Third Convertible Debenture shall remain unchanged at $3.00 per share.

Closing of Convertible Debenture

On June 19, 2020, the Company entered into another securities purchase agreement with the same accredited investor to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $2,000,000. The first Debenture in the amount of $700,000 was issued on June 19, 2020; the second Debenture in the amount of $700,000 was issued on July 17, 2020; the third Debenture in an amount of $300,000 was issued on August 14, 2020; and the fourth closing of the Debenture in an amount of $300,000 was issued on November 13, 2020. The Debentures bear interest at the rate of 5% per annum.

Acquisition of China Silanchi Holding Limited (“Silanchi”)

On September 3, 2020, the Company entered into a share purchase agreement with Silanchi, a British Virgin Islands company, and China Gelingge Holding Limitied and China Yaxinge Holding Limited, the shareholders of Silanchi, who collectively hold 100% equity interest of Silanchi and to deliver a total consideration of US$100 in exchange for acquiring 98% equity interest of Silanchi. Silanchi was established on December 12, 2019. As of the date of this report, Silanchi did not have any operations.

Issuance of ordinary shares for compensation

On July 1, 2020, the Company entered into a three-year employment agreement (the “Employment Agreement”) with Ms. Xia Wang, the CFO of the Company, pursuant to which the Company agreed to issue 200,000 ordinary shares of the Company per annum as Ms. Wang’s compensation during her employment with the Company. The compensation arrangement was subsequently approved by the Compensation Committee of the Company. On September 24, 2020, pursuant to the Employment Agreement, the Company issued the 200,000 ordinary shares to Ms. Wang for her services as CFO for the fiscal year ended June 30, 2021. The shares were valued at $1.35 per share using the closing price on July 1, 2020 with total consideration of $270,000.

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Failure to Satisfy a Continued Listing Standard

On October 21, 2020, the Company received a letter from The NASDAQ Stock Exchange regarding the Company’s failure to comply with NASDAQ Continued Listing Rule (“Rule”) 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days (including, in particular, the period September 2, 2020 through October 20, 2020), the Company failed to meet the aforesaid requirement. Under Rule 5810(c)(3)(A), the Company will be provided a compliance period of 180 calendar days, until April 19, 2021, to regain compliance. If at any time during this 180 day period the closing bid price of the Company’s securities is at least $1.00 for a minimum of ten consecutive business days, the Company’s compliance will be regained.