Form 20-F
period 2021-06-30
China Xiangtai Food Co., Ltd.
filed 2021-11-15
CIK 1735556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,716,642 ordinary shares issued and outstanding as of June 30, 2021.

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

☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. / /

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

☐  Yes   ☐  No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we”, “us”, “our company”, “Company” and “our” refer to:

●	Beijing Gangyixing Technology Ltd. (also known as “北京港亿星科技有限公司”) (“Gangyixing WFOE” when individually referenced), a PRC wholly foreign-owned enterprise and a wholly owned subsidiary of Haochuangge HK;
●	China Silanchi Holding Limited (“China Silanchi” when individually referenced), a British Virgin Islands company;
●	China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” when individually referenced), a Cayman Islands exempted company;
●	Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (also known as “重庆精煌泰企业管理咨询有限公司”) (“Xiangtai WFOE” when individually referenced), a PRC wholly foreign-owned enterprise and a wholly owned subsidiary of Xiangtai HK;
●	Chongqing Pengmei Supermarket Co., Ltd. (also known as “重庆鹏美超市有限公司”) (“CQ Pengmei” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE;
●	CVS Limited (“Xiangtai HK” when individually referenced), a Hong Kong company that is a wholly-owned subsidiary of Xiangtai BVI;
●	Guangan Yongpeng Food Co., Ltd. (also known as “广安勇鹏食品有限公司”) (“GA Yongpeng” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE.
●	Haochuangge Limited (“Haochuangge HK” when individually referenced), a Hong Kong company that is a wholly-owned subsidiary of China Silanchi;
●	WVM Inc. (“Xiangtai BVI” when individually referenced), a British Virgin Islands company;

and, in the context of describing the operations and consolidated financial information of the consolidated variable interest entities (each a “VIE”) in China:

●	Beijing Fu Tong Ge Technology Co., Ltd. (also known as “北京福通格科技有限公司”) (“Fu Tong Ge” when individually referenced), a PRC company and a VIE contractually controlled by Gangyixing WFOE;
●	Chongqing Ji Mao Cang Feed Co., Ltd. (also known as “重庆集茂仓饲料有限公司”) (“JMC” when individually referenced), a PRC company and a VIE contractually controlled by Xiangtai WFOE; and
●	Chongqing Penglin Food Co., Ltd. (also known as “重庆鹏霖食品有限公司”) (“CQ Penglin” when individually referenced), a PRC company and a VIE contractually controlled by Xiangtai WFOE.

Xiangtai WFOE, Gangyixing WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei, Fu Tong Ge and JMC are collected referred to as the “PRC entities” hereafter.

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended	For the Year Ended	For the Year
	June 30, 2021	June 30, 2020	Ended June 30, 2019
Period Ended RMB: USD exchange rate	6.46	7.07	6.87
Period Average RMB: USD exchange rate	6.62	7.03	6.83

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

ITEM 3.      KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income and comprehensive income data for the years ended June 30, 2021, 2020 and 2019 and the selected consolidated balance sheets data as of June 30, 2021 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income and comprehensive income data for the years ended June 30, 2018 and 2017 and the selected consolidated balance sheets data as of June 30, 2019, 2018 and 2017 are derived from our audited consolidated financial statements include in our annual report (File Number 001-38857) filed with the SEC on November 6, 2019. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The following table presents our summary consolidated statements of income and comprehensive income data:

	For the Years Ended June 30,
	2021	2020	2019	2018	2017
Supermarket and grocery store revenues	$—	$—	$—	$3,750,904	$4,451,149
Farmers’ market revenues	—	—	—	97,353,320	58,825,330
Feed raw material	80,498,435	24,248,765	—	—	—
Total revenues	80,498,435	24,248,765	—	101,104,224	63,276,479
Cost of supermarket and grocery store revenues	—	—	—	3,193,830	3,011,400
Cost of farmers’ market revenues	—	—	—	88,258,923	55,198,004
Cost of feed raw material	77,501,417	22,219,528	—	—	—
Total cost of revenues	77,501,417	22,219,528	—	91,452,753	58,209,404
Gross profit	2,997,018	2,029,237	—	9,651,471	5,067,075
Selling expenses	(238,624)	(63,863)	—	(708,531)	(854,643)
General and administrative expenses	(2,007,609)	(2,978,213)	(511,211)	(981,347)	(515,596)
Provision for doubtful accounts	(6,324,020)	(666,690)	—	(918,940)	(175,317)
Stock compensation expense	(1,889,173)	(930,223)	—	—	—
Impairment of goodwill	(5,533,507)	—	—	—	—
(Loss) income from operations	(12,995,915)	(2,609,752)	(511,211)	7,042,653	3,521,519
Other (expense) income, net	(304,166)	(533,315)	840	(2,560,168)	(190,908)
Benefit of (provision for) income taxes	1,002,346	(223,173)	—	(714,376)	(875,737)
Net (loss) income from continuing operations	(12,297,735)	(3,366,240)	(510,371)	3,768,109	2,454,874
Net (loss) income from discontinued operations	(34,785,232)	(1,033,293)	4,873,962	—	—
Net (loss) income	(47,082,967)	(4,399,533)	4,363,591	3,768,109	2,454,874
Less: Net (loss) income attributable to non-controlling interest from continuing operations	(1,473,448)	477,409	—	—	—
Net (loss) income attributable to China Xiangtai Food Co., Ltd.	$(45,609,519)	$(4,876,942)	$4,363,591	$3,768,109	$2,454,874
(Loss) earnings per share, basic and diluted – continuing operations	$(0.33)	$(0.16)	$(0.03)	$0.19	$0.12
(Loss) earnings per share, basic and diluted – discontinued operations	$(1.05)	$(0.06)	$0.24	$—	$—
Weighted average Ordinary Shares outstanding - Basic	33,194,383	22,417,524	20,319,723	20,000,000	20,000,000
Weighted average Ordinary Shares outstanding - Diluted	33,194,383	22,417,524	20,944,951	20,083,151	20,000,000

The following table presents our summary consolidated balance sheet data:

	As of June 30,
	2021	2020	2019	2018	2017
Cash and cash equivalents and restricted cash	$7,603	$1,071,564	$3,916,990	$319,093	$21,530
Accounts receivables, net (including related party)	11,142,558	9,833,936	39,522,737	24,421,074	13,163,236
Other current assets of continuing operations	2,280,939	1,099,110	2,804,721	4,304,568	8,942,015
Other current assets of discontinued operations	19,090,614	38,271,324	174,467	—	—
Plant and equipment, net	4,395	10,121	3,335,229	3,962,455	4,293,063
Other long-term assets of continuing operations	2,331,145	5,834,634	472,335	722,503	596,104
Other long-term assets of discontinued operations	6,018,574	7,228,745	1,844,838	—	—
Total assets	$40,875,828	$63,349,434	$52,071,317	$33,729,693	$27,015,948
Total liabilities	$42,495,816	$36,522,598	$26,826,103	$17,896,158	$16,884,075
Total mezzanine equity	$—	$—	$—	$1,800,000	$—
Total shareholders’ equity	$(1,619,988)	$26,826,836	$25,245,214	$14,033,535	$10,131,873

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

Translation adjustments included in accumulated other comprehensive loss amounted to $1,120,774 and $(856,218) as of June 30, 2021 and 2020, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2021 and 2020 were translated at 6.46 RMB and 7.07 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended June 30, 2021, 2020 and 2019 were 6.62 RMB, 7.03 RMB and 6.83 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risks Related to Our Business and Industry

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by such epidemics, natural disasters and other catastrophes. As a result of the on-going novel coronavirus, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

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

The COVID-19 epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China. Because substantially all of our business operations and our workforce are concentrated in China, there is a substantial risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our management and the employees who worked in the supermarket sector of our business resumed work on February 11, 2020, shortly after the Chinese Lunar New Year holiday. The employees who worked in the slaughtering and processing sector of our business resumed work by the end of February 2020. Our grocery store, as an essential business, had remained open during the pandemic. We experienced significant increase in supermarket sales in February and March 2020 as compared to the same period during 2019. However, we experienced a decrease in distribution sales during February and March 2020 as some of our customers, such as farmers’ markets, restaurants, hotels, and school cafeterias were required to temporarily close their businesses to adhere to local policy. These affected customers slowly resumed business during April 2020. Overall, our revenue and income has been negatively impacted for the fiscal year ended June 30, 2020 and 2021. We discontinued the grocery store operations in February 2020 and the slaughtering and processing sector of our business in April 2021.

●	The situation may worsen if the COVID-19 outbreak continues. We will continue to closely monitor the development throughout 2021.
●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment.

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

The feed industry, in general, is subject to changing consumer trends, demands and preferences. Trends within the feed industry change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

We operated in a highly competitive industry and faced increased competition.

We operated in the feed industry in China and face strong competition in terms of distribution, brand recognition, quality, price, availability, and product positioning. The market is highly fragmented, particularly in China, and the resources of our competitors may increase due to mergers, consolidations or alliances, and we may face new competitors in the future. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, resources, standards or customer requirements. Competitors may use cost advantages from greater size to compete aggressively with us on price. Certain customers are also current or prospective competitors and as a result, assistance that we provide to them as customers may ultimately result in increased competitive pressure against us. The challenges we face from larger competitors will become even greater if consolidation or collaboration between or among our competitors occurs in our industry. For these reasons, we may not be able to compete successfully against our current or future competitors, and if we do not compete effectively, our ability to increase our net sales may be impaired.

We faced risks relating to fluctuations in the prices of alternative products.

Fluctuations in the market prices of substitutes to our products, especially decreases in the prices of alternative animal feed products, affect the prices of feed. As a result of decreases in the prices of alternative feed, consumers may purchase less pork. Even where we were able to adjust our selling prices in relation to decreases in the prices of alternative products, our profit margin experienced contraction, which in turn had a material adverse impact on our business, financial condition, results of operations and prospects.

Any perceived or real health risks related to the feed industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

We are subject to risks affecting the food industry generally, including risks posed by the following:

●	contamination;
●	consumer product liability claims;
●	product tampering;
●	product labeling errors;
●	the possible unavailability and expense of product liability insurance; and
●	the potential cost and disruption of a product recall.

Our products may be exposed to contamination by organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella. These organisms are generally found in the environment and, as a result, there is a risk that they could be present in our products. These pathogens can also be introduced to our products through tampering or as a result of improper handling. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing.

We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness or death. Such liability may result from proceedings filed by the government’s attorney’s office, consumer agencies and individual consumers. We may have to pay significant damages to consumers or to the government and such liability may be in excess of applicable liability insurance policy limits. Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our feed products, which could adversely affect our ability to sell our products. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally.

Environmental regulation and related litigation and commitments could have a material adverse effect on us.

Our past and present business operations and properties are subject to extensive and increasingly stringent laws and regulations in the countries in which we have operations pertaining to protection of the environment, including among others:

●	the treatment and discharge of materials into the environment;
●	the emission of greenhouse gases.

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

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

●	diversion of management’s attention;
●	potential loss of key employees and customers of the acquired companies;
●	an increase in our expenses and working capital requirements;
●	failure of the acquired entities to achieve expected results;
●	our failure to successfully integrate any acquired entities into our business; and
●	our inability to achieve expected synergies and/or economies of scale.

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

We rely substantially on external suppliers for soybean meal and soybean oil.

We are a distributor of feed raw material consisting of soybean meal and soybean oil. We purchase those products from the manufacturers. For the year ended June 30, 2021, one vendor accounted for 77.5% of the Company’s total purchases. For the year ended June 30, 2020, two vendors accounted for 75.6% and 11.5% of the Company’s total purchases. We expect to continue to rely on external manufacturers for our distribution business. We have established long-term strategic alliances with Sinograin, a state-owned grain and oil company in China, and has obtained general distributorship of “Fu Dou Lai” brand soybean meal in Chongqing, Sichuan, and neighboring area in China. There can be no assurance that we will continue to be able to source the products that meet our requirements on reasonable prices or terms or at all. In the event that our supply of soybean meal and soybean oil is interrupted for whatever reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The loss of one or more of our facilities could adversely affect our business, financial condition, and results of operation.

We are dependent on our facilities to achieve the requisite manufacturing capacity to meet our anticipated market demands. If there is a disruption or suspension of our facilities, our operations and manufacturing capabilities may be significantly impaired. Disruption or suspension of our facilities may also adversely affect our brands, reputation and/or customer preference for our products and distract our management from other tasks. On March 5, 2021, CQ Penglin suspended its operation within its facilities located in Fulin pursuant to a court order in connection with certain legal claim filed by Chongqing Puluosi Small Mortgage Co., Ltd. against CQ Penglin and lien attached to assets of CQ Penglin. The facility has a processing area of 4,000 square meters, 7 large refrigeration houses of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. The facility was used to produce the Company’s processed meat products, including sausage, bacon, spam, cured pork, and soy sauce braised meats. In connection with the same legal dispute with Chongqing Puluosi Small Mortgage Co., Ltd., the court also attached a lien against a facility of GA Yongpeng located in Linshui County, Sichuan Province, pursuant to which the facility cannot be sold, transferred or otherwise disposed without approval of the court. The company has suspended operation in the facility of GA Yongpeng located in Linshui County, Sichuan Province in March 2021. As a result, the company discontinued its meat processing business in April 2021.

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

Although evolving industry standards, new service and product introductions and changing customer demands in the feed industry have changed the way we and our competitors do business over the years. Furthermore, our competitors are constantly developing innovations in online marketing, communications, social networking and other services to expand the basis of suppliers and customers. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our quality control, information technology, and our existing products and services. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

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

Our business could also be adversely affected by the effects of epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

We may incur financial obligation by serving as guarantor for loan borrowed by a related entity.

On December 26, 2017, Chongqing Mingwen Food Co., Ltd, (“CQ Mingwen”), whose president is the daughter-in-law of our CEO, entered into a one-year loan agreement with a bank to borrow RMB 9 million (approximately $1.4 million) for working capital needs, which has been extended for an additional 12 months. The loan bears variable interest rate based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 98 basis points. The effective rate is 8.613% per annum. In connection with CQ Mingwen’s bank borrowing, the Company’s CEO, her husband and a son, CQ Penglin, CQ Mingwen’s legal representative and an unrelated third party, Chongqing Education Guaranty Co., Ltd. each served as a guarantor of the loan. Chongqing Education Guaranty Co. Ltd. was also required to deposit RMB 450,000 (approximately $69,000) as restricted cash with the bank to secure the loan. In addition, GA Yongpeng pledged a land use right recorded at RMB 10,198,100 (approximately $1.5 million) and building property recorded at RMB 12,268,800 (approximately $1.8 million) as collateral to further safeguard this loan. If CQ Mingwen is unable to repay the loan upon maturity date, assets by GA Yongpeng may be liquidated to pay back the loan. CQ Penglin and our CEO will also incur obligation to repay the loan as guarantors. CQ Mingwen’s inability to repay the loan may therefore have a material adverse impact on the operation and financial results of our company.

Crop disease, severe weather, natural disasters and other conditions affecting the environment, including the effects of climate change, could result in decline in supply and weaken our financial condition.

Crop disease, severe weather conditions, such as floods, droughts, windstorms and hurricanes, and natural disasters, may adversely affect the supply of our products, reduce our sales volumes, prevent or impair our ability to ship products as planned. Production volume declines of our suppliers due to production interruptions or other factors could result in increases in material costs, which could result in substantial losses and weaken our financial condition.

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

We purchase agricultural products and feed raw materials based on soybean meal and soybean oil, and we are not able to predict with certainty what price we will receive for our products. Additionally, the growth cycle of soybean in many instances dictates when such products must be marketed to achieve the maximum profitability. Excessive supply of soybean tend to cause severe price competition and lower prices for soybean and soybean based-products. Conversely, shortages may drive the prices higher. Shortages often result from adverse growing conditions which can reduce the availability of the agricultural products and feed raw materials affected. Since multiple variables can affect supply and demand, we cannot accurately predict or control from year to year what prices, either favorable or unfavorable, we will receive from the market.

In addition, general public perceptions regarding the quality, safety or health risks associated with soybean based feed raw material could reduce demand and prices for our soybean feed raw products. To the extent that consumer preferences evolve away from our products, and we are unable to modify our products selection to satisfy new consumer preferences, there will be a decreased demand. However, even if market prices are unfavorable, our feed raw materials must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have a material adverse effect on our business, results of operations and financial condition.

Our internal computer systems, or those of our vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

Our internal computer systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants are vulnerable to damage, interruption or data theft from computer viruses, computer hackers, malicious code, employee theft or misuse, ransomware, social engineering (including phishing attacks), denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cybersecurity incidents, which may not be immediately or ever detected, are increasing in frequency and evolving in nature.

While we seek to protect our information technology systems from system failure, accidents and\or security breaches, if any such an event were to occur and cause an interruption in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our or our third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory actions or investigations, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Any of the above could have a material adverse effect on our business, financial condition, results of operations or prospects.

We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC where we operate regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, Ministry of Industry and Technology, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review

Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to any “operator of critical information infrastructure,” and any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exiting the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations, because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including the requirement that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

If the new PRC Data Security Law is enacted in September, we do not expect to be subject to the cybersecurity review by the CAC for this offering, given that: (i) individual consumers but through our distributors ; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Our Corporate Structure and Operation

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as a restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered to be illegal.

The PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights,

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIEs or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from the PRC federal government or any local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Such risk could result in significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.

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

In the opinion of our PRC counsel, our current ownership structure, the ownership structure of Xiangtai WFOE, our PRC subsidiary, and CQ Penglin and JMC, our consolidated variable interest entities, the contractual arrangements between Xiangtai WFOE and CQ Penglin and JMC are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

We rely on contractual arrangements with CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied, and expect to continue to rely, on contractual arrangements with CQ Penglin, JMC and Fu Tong Ge and their respective shareholders to operate our business. For a description of these contractual arrangements, see our Corporate History and Structure. These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities. For example, CQ Penglin, JMC and Fu Tong Ge and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of CQ Penglin, JMC and Fu Tong Ge, we would be able to exercise our rights as a shareholder to effect changes in the respective board of directors of CQ Penglin, JMC and Fu Tong Ge, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by CQ Penglin, JMC and Fu Tong Ge, and their respective shareholders of their obligations under the contracts. The shareholders of CQ Penglin, JMC and Fu Tong Ge may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with CQ Penglin, JMC and Fu Tong Ge. Although we have the right to replace any shareholder of CQ Penglin and JMC under their respective contractual arrangements, if any shareholder of CQ Penglin, JMC or Fu Tong Ge is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by CQ Penglin, JMC or Fu Tong Ge, the consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If CQ Penglin, JMC or Fu Tong Ge, the consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of CQ Penglin, JMC or Fu Tong Ge were to refuse to transfer their respective equity interests in CQ Penglin, JMC or Fu Tong Ge to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated variable interest entities, and our ability to conduct our business may be negatively affected, our securities may decline in value or become worthless.

The respective shareholders of CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of respective shareholders of CQ Penglin, JMC or Fu Tong Ge may differ from the interests of our company as a whole. These shareholders may breach, or cause CQ Penglin, JMC or Fu Tong Ge to breach, the existing contractual arrangements we have with them and CQ Penglin, JMC or Fu Tong Ge, which would have a material adverse effect on our ability to effectively control CQ Penglin, JMC or Fu Tong Ge, as applicable, and receive economic benefits from such entity. For example, the shareholders may be able to cause an agreement with CQ Penglin, JMC or Fu Tong Ge to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in any of CQ Penglin, JMC or Fu Tong Ge to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of any of CQ Penglin, JMC or Fu Tong Ge, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. Additionally, our securities may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of any of the consolidated variable interest entities that conduct a significant portion of our operations.

Contractual arrangements in relation to CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we or CQ Penglin, JMC or Fu Tong Ge owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xiangtai WFOE and Gangyixing WFOE, our wholly-owned subsidiaries in China, CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities in China, and the respective shareholders of CQ Penglin, JMC and Fu Tong Ge, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Xiangtai WFOE’s or Gangyixing WFOE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by CQ Penglin, JMC and Fu Tong Ge for PRC tax purposes, which could in turn increase its tax liabilities without reducing Xiangtai WFOE’s or Gangyixing WFOE’s tax expenses. In addition, if Xiangtai WFOE or Gangyixing WFOE request the shareholders of CQ Penglin, JMC or Fu Tong Ge, as the case may be, to transfer their equity interests in CQ Penglin, JMC or Fu Tong Ge, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Xiangtai WFOE or Gangyixing WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on CQ Penglin, JMC and\or Fu Tong Ge for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, the consolidated variable interest entities may not and their respective shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event any of CQ Penglin’s, JMC’s or Fu Tong Ge’s shareholders breach these contractual arrangements and voluntarily liquidate CQ Penglin, JMC or Fu Tong Ge, or CQ Penglin, JMC or Fu Tong Ge declares bankruptcy, and all or part of any such entity’s assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of CQ Penglin, JMC or Fu Tong Ge undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of such entity’s  assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of Xiangtai WFOE, Gangyixing WFOE, GA Yongpeng and CQ Pengmei, our PRC subsidiaries, CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties, even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Xiangtai WFOE, Gangyixing WFOE,

GA Yongpeng and CQ Pengmei, our PRC subsidiaries, and CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association (as may be amended and restated from time to time) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have modified this last obligation by providing that a director shall be at liberty to vote in respect of any contact or transaction in which the director is so interested provided that the nature of the interest of any director in such transaction shall be disclosed by the director at or prior to its consideration and any vote thereon. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital —Differences in Corporate Law.”

The economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, (2021 Revision) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which, in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which needs to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

We are a holding company and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and the investors will have ownership in a holding company that does not directly own all of its operation in China. We rely on our PRC subsidiaries and VIEs for our operations in the PRC. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If either of our PRC subsidiaries or VIEs incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends pursuant to its respective policy or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise in China, may pay dividends only out of its respective accumulated profits, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of either of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be implemented by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in the People’s Republic of China

Changes in political, social and economic policies in any of China, the U.S. or Europe may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business operations are primarily conducted in China. Accordingly, we are affected by the economic, political and legal environment in China.

In particular, China’s economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;
●	is in the early stages of development of a market-oriented economy;
●	has experienced rapid growth; and
●	has a tightly controlled foreign exchange policy.

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

Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company believes it is currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document announcing the intent to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this initiative is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business combination with a company with major operations in China.

The China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Additional compliance procedures may be required in connection with this offering and our business combination process, and, if required, we cannot predict whether we will be able to comply with such procedures. As a result, both you and we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and any such future actions may cause the value of our securities to significantly decline or be worthless.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require a WFOE to adjust its taxable income under the contractual arrangements currently in place with the consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. Contractual arrangements in relation to CQ Penglin, JMC and Fu Tong Ge, the consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and such PRC tax authorities may determine that we, or the consolidated variable interest entities, owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Ms. Dai also entered into a call option agreement with Magic Pace Limited. Pursuant to the call option agreement, Magic Pace Limited granted Ms. Dai an option to acquire 97.74% of the shares of China Meitai Food Co., Ltd. exercisable from the closing date of the initial public offering of the Company. In September 2020, Ms. Dai exercise the option. Therefore, Ms. Dai is deemed the beneficial owner of all the ordinary shares held by China Meitai Food Co., Ltd. In additional, Ms. Dai directly owns 290,000 ordinary shares. As a result, Ms. Dai beneficially owns 9,000,000 ordinary shares.

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

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with, or by obtaining prior consent of, competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands to be listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there are presently no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct an investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

The recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current and previous auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this prospectus, are registered with the PCAOB and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Each of our current and previous auditors is headquartered in the United States and is subject to inspection by the PCAOB on a regular basis.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the March 2021 interim final amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the March 2021 interim final amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected. Trading of our securities may be prohibited and, as a result, we could be delisted. If we and our auditors are unable to meet the PCAOB inspection requirements or we are required to engage a new audit firm, any such determination would require significant expense and management time.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Our PRC counsel has advised us that, based on their understanding of the current PRC laws, rules and regulations, the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that: (i) our PRC subsidiaries were incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals, as defined under the M&A Rules, that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that there remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on, or prohibition of, the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of, and prior to the settlement and delivery of, the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and the VIEs and, or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the  MOC or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and the use of the proceeds therefrom. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If any of the VIEs requires financial support from us or our wholly-

owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund such VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from this offering to the VIEs and our PRC subsidiaries, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the VIEs through entrustment loans to the VIEs or loans to a VIE’s shareholders for the purpose of making capital contributions to such VIE. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIEs or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Ordinary Shares

Our Chief Executive Officer Zeshu Dai has significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

Zeshu Dai directly owns 290,000 ordinary shares and beneficially owns 8,710,000 ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Zeshu Dai beneficially owns 9,000,000 ordinary shares, which is 21.78% of our issued and outstanding ordinary shares as of the date of this annual report.

As long as Zeshu Dai owns or control a significant amount of our outstanding voting power, she has the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

●	the election and removal of directors and the size of our board of directors;
●	any amendment of our memorandum or articles of association; or
●	the approval of mergers, consolidations and other significant corporate transactions, including a sale of substantially all of our assets.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed and intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must obtain its shareholders’ approval of all equity compensation plans and any material amendments to such plans. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance.

The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing Shareholders, the percentage ownership of such Shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the Shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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

ITEM 4.       INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

We commenced operations in 2005 with the establishment of CQ Penglin. In 2008, we established GA Yongpeng, our wholly owned subsidiary.

In 2015 and 2017, we incorporated Xiangtai BVI, Xiangtai HK and Xiangtai WFOE, our wholly owned subsidiaries, under the laws of the British Virgin Islands, Hong Kong, SAR, and the PRC, respectively.

In October 2017, Xiangtai WFOE entered into a series of contractual agreements with CQ Penglion and shareholders of CQ Penglion, pursuant to which Xiangtai WFOE may exert control over CQ Penglion and consolidate CQ Penglion’s financial statements under U.S. GAAP.

In January 2018, we incorporated Xiangtai Cayman, the ultimate holding company under the laws of the Cayman Islands as part of the restructuring transactions in contemplation of our initial public offering.

In July 2018, we acquired CQ Pengmei. It became a wholly owned subsidiary of Xiangtai WFOE. CQ Pengmei was incorporated on July 27, 2017 in Chongqing under the laws of the People’s Republic of China.

In April 2020, Xiangtai WFOE entered into a series of contractual agreements with JMC and a shareholder of JMV, pursuant to which Xiangtai WFOE may exert control over JMC and consolidate JMC’s financial statements under U.S. GAAP. JMC was incorporated in Chongqing under the laws of the PRC in March 2012.

In December 2019, January 2020 and June 2020, we incorporated China Silanchi, Haochuange WFOE and Gangyixing WFOE, our wholly owned subsidiaries, under the laws of the British Virgin Islands, Hong Kong, SAR, and the PRC, respectively.

In June 2020, Gangyixing WFOE entered into a series of contractual agreements with Fu Tong Ge and shareholders of Fu Tong Ge, pursuant to which Gangyixing WFOE may exert control over Fu Tong Ge and consolidate Fu Tong Ge’s financial statements under U.S. GAAP. Fu Tong Ge was incorporated in November 2019 under the laws of the PRC.

We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through our VIE, JMC. None of the other subsidiaries or VIEs has substantial operations as of the date of this annual report.

Corporate Information

Our principal executive offices are located at Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800. The telephone number of our principal executive offices is +86 (023) 86330158. Our registered agent in Cayman Islands is Offshore Business Consulting & Services Limited. Our registered office and our registered agent’s office in Cayman Islands are both at 3rd Floor, Harbour Centre, PO Box 613, Grand Cayman KYl-1107, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor, New York, NY 10016. Our corporate website is http://ir.plinfood.com/. The information contained in our website is not a part of this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B. Business overview

China Xiangtai Food Co., Ltd. is holding company established under the laws of the Cayman Islands. We engage in feed raw material (soybean meal and soybean oil) wholesale and retail in China through subsidiaries and consolidated variable interest entities in China. Prior to April 2021, we engaged in pork processing business and have operations across key sections of the industry value chain, including slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts. Prior to February 2020, we operated a grocery store in Chongqing, China that sold our pork and meat products and other consumer goods. In February 2020, we discontinued the operation of our grocery store. In April 2021, we discontinued the meat processing business. See “Item 4. Information on the Company – Discontinued Operations.”

We started the feed raw material wholesale and retail business in April 2020, when Xiangtai Cayman and Xiangtai WFOE entered into a Share Purchase Agreement with JMC and the shareholders of JMC. Pursuant to the Share Purchase Agreement, the Company issued to the JMC shareholder, who owns 51% of JMC’s equity interest, a total of 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $3.71 per share, which was the closing price of the Company’s ordinary share on February 4, 2020, for an aggregate purchase price of $7,420,000, subject to the milestones as specified in the Share Purchase Agreement, in exchange for the JMC’s shareholders and JMC entering into certain VIE agreements with Xiangtai WFOE. These VIE agreements were entered into on April 3, 2020. Pursuant to the VIE agreements, Xiangtai WFOE has the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC’s after-tax net income. For more detailed description of the VIE agreements, see “Item 4. Information on the Company – Corporate History and Structure – Contractual Arrangement with CQ Penglin, JMC and Fu Tong Ge – Contractual Arrangements between Xiangtai WFOE and JMC.” We anticipate an opportunity for growth in the feed industry, as the USDA Livestock and Products Annual report for China dated August 7, 2020 projects an increase in swine and feed production in 2021.

Our Products

Through JMC, our variable interest entity, we engage in feed raw material wholesale and retail in China. We purchase feed raw material from manufacturers and retail to animal husbandry businesses, feed solution manufacturers and trading companies. JMC has established long-term strategic alliances with Sinograin, a state-owned grain and oil company in China, and has obtained general distributorship of “Fu Dou Lai” brand soybean meal in Chongqing, Sichuan, and neighboring area in China. JMC does not process the soybean meal and soybean oil procured from the suppliers.

Customers and Suppliers

For the year ended June 30, 2021, no customer accounted for more than 10% of the Company’s total revenues. For the year ended June 30, 2020, one customer accounted for 18.7% of the Company’s total revenues.  For the year ended June 30, 2021, one vendor accounted for 77.5% of the Company’s total purchases. For the year ended June 30, 2020, two vendors accounted for 75.6% and 11.5% of the Company’s total purchases. For the year ended June 30, 2019, we did not start our feed raw material business.

Even though our purchases during the past three fiscal years have been mainly from four primary suppliers, we believe soybean meal and soybean oil with the same quality are widely available. If we were unable to purchase from our primary suppliers, we do not expect to face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorb the higher cost at times if necessary. See “Risk Factors – Risk Related to Our Business and Industry – We rely substantially on external suppliers for soybean meal and soybean oil.”

Sales and Marketing

Our sales and marketing activities are conducted through our direct sales force. We maintain close contact with our customers, which allow us to monitor customer requirements and offer additional products or services to meet their needs.

Competition

The feed raw material wholesale and retail industry is highly competitive as the barrier to entry is relatively low. We compete with the manufacturers and other wholesalers and retailers, especially vendors similar to our size and specialize in soybean products. We believe our experience and connection in the industry are our competitive advantages. However, some of our competitors have longer operating histories and significantly greater resources, which could allow them to penetrate deeper in the market. In addition, it is possible that new competitors could emerge and acquire significant market share. See ““Item 3—Key Information—Risk factors - We operated in a highly competitive industry and faced increased competition.”

Industry Overview

As China recovers from the African Swine Flu outbreak in 2018 and demand rises from the growing poultry sector, domestic consumption of animal feed is estimated to increase. According to the USDA’s October 2, 2020, Grain and Feed Update Report, China’s 2020-2021 total demand for feed and residual use is projected to be 218.9 million tons, an increase of 6.8 million tons, or 3.2% over 2019-2020. 1

FAS Beijing Feed and Residual Consumption Estimates and Forecast (MMT)
Grain	2018/19	2019/20	2020/21	Absolute Change
Corn	184	187	190	3
Sorghum	1.5	4.7	6.8	2.1
Barley	2.4	2.4	2.1	-0.3
Wheat	20	18	20	2
Total	207.9	212.1	218.9	6.8

Source: U.S. Department of Agriculture. Grain and Feed Update: People’s Republic of China. October 2020

According to China Animal Feed Market - Forecasts from 2020 to 2025, a research report published in 2020 by Knowledge Sourcing Intelligence, an India-based consulting firm, the Chinese domestic animal feed market is expected to grow at a compound annual growth rate of 4.06% from 2020-2025. 2 In addition to increasing demand from the swine and poultry sector, a longer lifecycle of beef production is also expected to contribute the growth of the animal feed market. 3 According to the Knowledge Sourcing Intelligence’s report, government stimulus, relaxation of environmental standards, and higher profits are projected to increase domestic beef production to 7 million metric tons, and increase China’s cattle herd inventory by 2% to 91 million in 2020. 4 China’s sustained demand for beef may incentivize larger cattle operations to invest in expansion, which may also increase the consumption and production of animal feed. 5

Data from Chinese government agencies supports the expectation of an upward trajectory of domestic animal feed production. In February of 2021, the China Feed Industry Association (CFIA) published the Overview of the Development of the National Feed Industry in 2020. In the CFIA report, the total output value of China’s feed industry was 946.33 billion RMB, which represents an increase of 17.0% from the prior year. The total operating income of the feed industry was 907.28 billion RMB, an increase of 16.6% for the same period. 6 Additionally, the total output of commercial feed increased by 10.4% to 252.761 million metric tons, and the total output of feed additives increased by 16% to 13.908 tons. 7

1  See footnote 7.

2  See footnote 8.

3  See footnote 9.

4  Id.

5  Id.

6  See footnote 12.

7  Id.

Intellectual Property

We rely on certain intellectual property to protect our domestic business interests and ensure our competitive position in our industry. As of June 30, 2021, we had 16 registered trademarks in China and 30 pending trademark applications in China. All of our registered trademarks are owned by, and most of the unregistered trademarks were developed by, CQ Penglin, a variable interest entity, and the other pending trademark applications were made by Xiangtai Cayman. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Risk Factors – Risks Related to Our Business and Industry - We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “- We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Discontinued Operations

Operation of Grocery Store

In July 2018, we acquired CQ Pengmei and opened two grocery stores in Chongqing in November 2017 that offered a variety of consumer goods. One of the grocery stores were closed in August 2018 due to landlord’s failure to meet the fire safety requirements. We filed a lawsuit against the landlord for breach of the store operating lease. The lawsuit is still ongoing. In February 2020, due to the increase in inventory purchase cost and the quarantine restrictions as a result of the COVID-19 pandemic in China, we closed the other grocery store.

Meat Processing

We used to engage in the slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts through CQ Penglin and GA Yongpeng. We used to sell fresh pork to distributors, who then sell to pork vendors in farmers’ market. Due to the African Swine fever started affecting China in October 2018, the supply of hogs had decreased. Also, starting from March 2019, the Chongqing government requires all local slaughtering houses to only purchase hogs from hog farms in Chongqing, which further limited the supply of hogs. The decrease in supply increased the price of hogs and increase our cost of per unit slaughtering and processing. Since January 2020, due to the COVID-19 pandemic and quarantine measures, our sales volume in farmers markets decreased. We were operating at losses during the fiscal year ended June 30, 2020 and 2021. In addition, in March 2021, we ceased operation of the slaughtering and food processing facilities as a result of a legal dispute between CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. The food processing facility was sealed by the court and is subject to a lien. The court ordered sale of this facility to enforce the court verdict against CQ Penglin. The slaughtering facility is subject to the same lien pursuant to the same court order, pursuant to which the facility cannot be sold, transferred or otherwise disposed without approval of the court. See “Item 4. Information on the Company – 4.B. Business Overview – Legal Proceedings – Chongqing Puluosi Small Mortgage Co., Ltd. v. Chongqing Penglin Food Co., Ltd.” As a result, in April 2021, we discontinued the meat processing business.

Legal Proceedings

Our subsidiaries and consolidated variable interest entities, CQ Penglin, CQ Pengmei, GA Yongpeng,  Xiangtai WFOE, JMC, Gangyixing WFOE and Fu Tong Ge are subject to various legal proceedings and claims, including contractual disputes and other commercial disputes, including as described below. Although it is not feasible to predict the outcome of these matters, we believes, unless otherwise indicated below, given the information currently available, that their ultimate resolution will not have a material adverse effect on our financial condition, results of operations and cash flows.

Chongqing Puluosi Small Mortgage Co., Ltd. v. Chongqing Penglin Food Co., Ltd.

On January 2, 2018, CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. (“PLS”) entered into a loan agreement (the “PLS Loan Agreement”), pursuant to which PLS agreed to loan CQ Penglin RMB 20,000,000 (the “PLS Loan”) for a term of one year with annual interest rate of 12% and penalty of 50% of the interest due.

On the same day, GA Yongpeng, Zeshu Dai, CEO and Chairwoman of the Company, and her husband, Mingwen Wang, signed a guarantee agreement with PLS, guaranteeing the PLS Loan.

On April 8, 2019, PLS filed a civil complaint at Chongqing Yubei District People’s Court (the “Yubei Court”) and claimed that CQ Penglin should repay principal in the amount of RMB 10,000,000 (the “First Debt”) with interest of RMB 183,333.33 and penalty since November 14, 2018 until the pay-off date.

CQ Penglin defended that action, pursuant to a supplemental agreement executed by PLS, CQ Penglin and other parties in May 2017 and a power of guarantee executed by GLP Finance Leasing (Shanghai) Co., Ltd. (“GLP”), an affiliate of PLS. The First Debt should have been escrowed in an account under the control of Chongqing Bentong Technology Co., Ltd. (“Chongqing Bentong”), designated by GLP, as a guarantee. When the PLS Loan expired, Chongqing Bentong should have wired back the First Debt to CQ Penglin, which should be used to repay PLS. However, CQ Penglin had not received the First Debt from Chongqing Bentong and therefore did not repay the First Debt to PLS.

The case was heard by the Yubei Court on June 19, 2019. On November 13, 2019, the Yubei Court issued a civil mediation letter. The Yubei Court confirmed that CQ Penglin owed PLS a principal of RMB 8,500,000 and interest of RMB 183,333.33, interest penalty (the interest penalty should be calculated based on RMB 8.5 million with 12% interest per year plus 50% interest penalty from November 14, 2018 to the pay-off date) and compound interest (from November 14, 2018 to the pay-off date, calculating based on outstanding interest and interest penalty with 12% interest per year plus 50% interest penalty). Accordingly, RMB 2 million of principal was due before December 31, 2019, RMB 2 million of principal was due before March 31, 2020, RMB 2 million of principal was due before May 31, 2020, RMB 2.5 million of principal, RMB 183,333.33 interest, constituting the total of outstanding interest penalty and compound interest, was due before August 31, 2020 by CQ Penglin to PLS and GA Yongpeng, Mingwen Wang and Zeshu Dai was to be jointly liable for the repayment of the First Debt. CQ Penglin was also required to pay PLS’s attorney’s fee of RMB 250,000, a property guarantee fee of RMB 13,800 and a court fee of RMB 43,900 to PLS before August 31, 2020.

In June 2019, CQ Penglin, GA Yongpeng and other defendants received another civil complaint from PLS, in which PLS complained that CQ Penglin should repay principal RMB 20,000,000 (the “Second Debt”) with interest and a penalty until the pay-off date.

On November 14, 2019, the Intermediate Court issued a civil mediation letter, according to which the Intermediate Court confirmed that CQ Penglin owed PLS principal of RMB 20,000,000, interest of RMB 893,333.33 as of January 2, 2019, compound interest RMB 22,400 within the loan period (the interest calculated based on RMB 20 million with 18% compound interest per year since January 3, 2019), PLS’s attorney’s fee of RMB 500,000, court fee of RMB 74,775 and a property guarantee fee of RMB 22,600. Accordingly, RMB 3 million of principal was due before December 31, 2019, RMB 3 million of principal was due before March 31, 2020, RMB 3 million of principal was due before May 31, 2020, and all of the remaining balance was due before August 31, 2020 by CQ Penglin to PLS and GA Yongpeng, Mingwen Wang, and Zeshu Dai was jointly liable for the repayment of the Second Debt.

On July 27, 2020, in connection with the First Debt and the Second Debt, the court imposed a high level consuming restriction letter on CQ Penglin and Zeshu Dai, the Chairwoman of the Board of Xiangtai Cayman and the legal representative of CQ Penglin.

On March 5, 2021, pursuant to a court order, CQ Penglin suspended its operation within its facilities located in Fulin, Chongqing. The court ordered the sale of CQ Penglin’s facilities to enforce the repayment of the Second Debt and liens attached to assets owned by CQ Penglin. The facility has a processing area of 4,000 square meters, 7 large refrigeration houses of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. The facility was used to produce the Company’s processed meat products, including sausage, bacon, spam, cured pork, and soy sauce braised meats.

In connection with the same legal claim discussed above, the court also attached a lien against a facility of GA Yongpeng located in Linshui County, Sichuan Province, pursuant to which the facility cannot be sold, transferred or otherwise disposed without approval of the court. The facility has a processing area of 28,000 square meters, and is used for hog slaughtering by the company.

As of June 30, 2021, CQ Penglin has paid RMB 2,250,000 to PLS for the First Debt. RMB 7,750,000 of the First Debt was outstanding. For the Second Debt, Zeshu Dai has paid RMB 849,990.35 to PLS, Mingwen Wang has paid RMB 343,123.67 to PLS and the Intermediate Court has ordered the seizure of RMB 31,712.25 from CQ Penglin’s account as part of the Second Debt’s repayment. RMB 18,775,173.73 of the Second Debt was outstanding as of June 30, 2021.

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

On March 18, 2019, FYS Supermarket and GA Yongpeng sued Yong Li to revoke the agreement on the grounds of Yong Li’s alleged fraudulent representation. On March 21, 2019, FYS Supermarket and GA Yongpeng applied to the Nan’an Court to suspend Yong Li’s lawsuit against them.

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

On July 14, 2021, Yong Li, FYS Supermarket, GA Yongpeng, Yushaung Yang, Yan Liao and Yong Wang entered into a settlement agreement, pursuant to which FYS Supermarket, GA Yongpeng, Yushaung Yang, Yan Liao and Yong Wang agreed to, jointly and severally, pay RMB 550,000 to Yong Li, RMB 200,000 shall be paid on or before July 30, 2021, RMB 200,000 shall be paid on or before August 30, 2021, and RMB 150,000 shall be paid on or before September 30, 2021. As of the date of this annual report, GA Yongpeng has not made any payment.

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

On August 3, 2020, the Beibei Court implemented an excessive spending restriction order on CQ Pengmei.

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

As of February 18, 2021, CQ Pengmei has paid off all of the debt in the amount of RMB2,398,125.72 to Chouzhou Town Bank and the case has been closed.

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

On April 28, 2021, the court ruled in favor of the plaintiff. CQ Penglin shall pay an aggregate of RMB 6,663,550.34 in principal, interest and interest penalty. As of the date of this annual report, CQ Penglin has not made any payment.

Chongqing Puluosi Small Mortgage Co., Ltd. v. Zili Zhang and Chongqing Pengmei Supermarket Co., Ltd.

On August 4, 2020, PLS sued Zili Zhang in connection with a loan agreement between PLS and Zili Zhang dated December 21, 2017. In the complaint, PLS requested Zili Zhang to repay the principal of RMB2,550,000 and the interest of RMB703,870 and CQ Pengmei to bear joint and several liability for the above repayment. On May 17, 2021, the court heard the case. As of the date of this annual report, the court has not issued the verdict.

Chongqing Haobangshou E-Commerce Co., Ltd. v. Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., Guang’an Yongpeng Food Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd. Penglin Wang, Mingwen Wang, and Zeshu Dai

On October 10, 2019, Chongqing Haobangshou E-Commerce Co., Ltd. (“Haobangshou”) entered into a partnership agreement, as supplemented on October 20, 2019 with CQ Penglin, pursuant to which Haobangshou agreed to provide funds to CQ Penglin for purchase of live hogs and CQ Penglin agreed to provide facilities for slaughtering. The parties will share profits of pork sales. On June 28, 2020, CQ Penglin and Haobangshou decided to terminate cooperation. During the term of the agreement, Haobangshoud provided funds in the total amount of RMB 13,140,000 to CQ Penglin. It was agreed that CQ Penglin will pay off the loan within three months from June 28, 2020. On September 25, 2020, CQ Penglin, Zeshu Dai and Mingwen Wang issued a guarantee letter to Haobangshou in connection with repayment of the principal and interest. On June 30, 2021, the court ruled in favor of the Haobangshou. CQ Penglin was ordered to repay RMB 13,140,000 and interest at 12% per annum. Zeshu Dai, Mingwen Wang and Penglin Wang shall bear joint and several liability for the above repayment. As of the date of this annual report, CQ Penglin has not made any payment.

Xiaolong Lai v. Chongqing Penglin Food Co., Ltd., Mingwen Wang, Zeshu Dai

On May 31, 2018, Mr. Xiaolong Lai waired RMB1,000,000 (approximately $154,800) to a third party, Mr. Yifan Pu. On July 5, 2018, Mr. Xiaolong Lai and CQ Penglin entered into a funding agreement, pursuant to which Mr. Lai agreed to loan RMB1,000,000 to CQ Penglin with an interest in 50% of the principal amount. On the same day, CQ Penglin, Ms. Zeshu Dai and Mr. Mingwen Wang issued a receipt of RMB1,000,000 to Mr. Lai. On September 17, 2019, CQ Penglin issued a note to Mr. Lai stating that CQ Penglin owed Mr. Lai RMB1,500,000, of which RMB1,000,000 was the principal and RMB500,000 was the interest, and that the loan shall extend until November 14, 2019. On the same day, Mr. Wang signed a personal guaranty letter to Mr. Lai stating that Mr. Wang would personally guarantee the repayment of principal and interest. On December 10, 2019, Ms. Zeshu Dai paid RMB200,000 to Mr. Lai.

On January 7, 2021, Mr. Lai sued CQ Penglin, Ms. Dai and Mr. Wang. CQ Penglin claimed that it paid Mr. Yifan Pu RMB12,000,000 deposit in connection with another transaction, of which Mr. Pu has only returned RMB7,570,000. CQ Penglin issued the receipt, the note and the guaranty letter because it misunderstood RMB1,000,000 of the amount returned by Mr. Pu was the loan from Mr. Lai. The trial court ruled in favor of Mr. Lai on July 2, 2021. CQ Penglin, Ms. Dai and Mr. Wang appealed on July 12, 2021. On October 8. 2021, the appellate court upheld the trial court’s verdict and ordered CQ Penglin, Ms. Dai and Mr. Wang to pay the principal in the amount of RMB1,000,000 and interest in the rate of 2% per month from January 26, 2019 to August 19, 2020 and four times the LPR in China thereafter. As of the date of this annual report, CQ Penglin has not made any payment.

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

4.C. Organizational structure

We are a holding company incorporated under the laws of the Cayman Islands with no business operations of our own. We conduct all of our operations through our operating entities established in the People’s Republic of China, including our indirect subsidiaries and consolidated variable interest entities, or VIEs, in China. We control and receive the economic benefits of the VIEs’ business operations through certain contractual arrangements. Neither we nor our subsidiaries own any shares in these VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual agreements, or the VIE Agreements. The VIE Agreements are designed to provide the Company’s indirect subsidiaries in China with the power, rights and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property and revenue of the VIEs. As a result of our indirect ownership in the subsidiaries in China and the VIE Agreements, we are regarded as the primary beneficiary of the VIEs. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies. Because of our corporate structure, we are subject to risks due to the uncertainty of the interpretation and the application of PRC laws and regulations, including but not limited to limitation on foreign investment in certain industries in China, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over the VIEs. The VIEs may also be subject to sanctions imposed by PRC regulatory agencies, including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. If the Chinse regulatory authorities disallow the VIE structure in the future, it will likely result in a material change in our financial performance and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a description of our corporate structure and the VIE Agreements, see “Corporate History and Structure” See also “Risk Factors – Risks Related to Our Corporate Structure” and “Risk Factors – Risks Related to Doing Business in China” herein.

The following diagram illustrates our corporate structure:

Direct and indirect subsidiaries

Xiangtai BVI was incorporated on February 11, 2015. It is a wholly owned subsidiary of Xiangtai Cayman. Xiangtai BVI is currently not engaging in any active business and merely acting as a holding company.

Xiangtai HK was incorporated on March 4, 2015 under the law of Hong Kong Special Administrative Region. It is a wholly owned subsidiary of Xiangtai BVI. Xiangtai HK is currently not engaging in any active business and merely acting as a holding company.

Xiangtai WFOE is a PRC wholly foreign owned entity incorporated on September 1, 2017 in Chongqing under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Xiangtai HK and a wholly foreign-owned entity under the PRC laws. Xiangtai WFOE is currently not engaging in any active business and merely acting as a holding company.

GA Yongpeng was incorporated on May 10, 2008 in Chongqing under the laws of the People’s Republic of China. GA Yongpeng engages in the slaughtering, processing, packing and selling various processed meat products. It is a wholly owned subsidiary of Xiangtai WFOE.

CQ Pengmei was incorporated on July 27, 2017 in Chongqing under the laws of the People’s Republic of China. CQ Pengmei engaged in the operation of our supermarkets in Chongqing China, the operation of which has been discontinued since February 2020. It is a wholly owned subsidiary of Xiangtai WFOE.

China Silanchi was incorporated on December 12, 2019. It is a wholly owned subsidiary of Xiangtai Cayman. China Silanchi is currently not engaging in any active business and merely acting as a holding company.

Haochuangge HK was incorporated on January 6, 2020. It is a wholly owned subsidiary of China Silanchi. Haochuangge HK is currently not engaging in any active business and merely acting as a holding company.

Gangyixing WFOE is a PRC wholly foreign owned entity incorporated on June 28, 2020 in Beijing under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Haochuangge HK and a wholly foreign-owned entity under the PRC laws. Gangyixing WFOE is currently not engaging in any active business and is merely acting as a holding company.

Contractual Arrangements with CQ Penglin, JMC and Fu Tong Ge

CQ Penglin was incorporated on November 3, 2005 in Chongqing under the laws of the People’s Republic of China. Prior to April 2021, CQ Penglin primarily engaged in the wholesale and retail of pre-packaged food, live hog slaughtering, purchase of livestock and poultry, processing and sale of fresh livestock and poultry meat, process and retail of meat products (preserved meat products, sauce, meat products, smoked sausage, ham products, etc.). In April 2021, we discontinued the meat process business. CQ Penglin does not have significant operation as of the date of this annual report.

JMC was incorporated on March 14, 2012 in Chongqing under the laws of the People’s Republic of China. JMC is primarily engaged in the wholesale and distribution of soybean meal and soybean oil. JMC has established long-term strategic alliances with Sinograin, a state-owned grain and oil company in China, and has obtained general distributorship of “Fu Dou Lai” brand soybean meal in Chongqing, Sichuan, and neighboring area in China. JMC does not process the soybean meal and soybean oil procured from the suppliers.

Fu Tong Ge was incorporated on November 29, 2019 under the laws of the People’s Republic of China. Fu Tong Ge does not hold any assets nor have any operation at this moment.

CQ Penglin. JMC, and Fu Tong Ge have been deemed consolidated variable interest entities. We conduct our business through our variable interest entities, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

●	exercise effective control over our variable interest entities;
●	receive substantially all of the economic benefits of our variable interest entities; and
●	have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of CQ Penglin. JMC, and Fu Tong Ge, and we treat CQ Penglin. JMC, and Fu Tong Ge as consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of CQ Penglin. JMC, and Fu Tong Ge in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements between Xiangtai WFOE and CQ Penglin

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

Contractual Arrangements between Xiangtai WFOE and JMC

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

Contractual Arrangements between Gangyixing WFOE and Fu Tong Ge

The following is a summary of the currently effective contractual arrangements by and among Gangyixing WFOE, Fu Tong Ge, and the shareholders of Fu Tong Ge.

Equity Pledge Agreement

Pursuant to a certain equity pledge agreements dated June 28, 2020, among the shareholders who collectively owned all of Fu Tong Ge, pledges of all of the equity interests in Fu Tong Ge to Gangyixing WFOE were provided as collateral to secure the obligations of Fu Tong Ge under a Technical Consultation and Service Agreement and other control agreements (the “Control Agreements”). These shareholders may not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Gangyixing WFOE’s interests, without Gangyixing WFOE’s prior approval. In the event of default, Gangyixing WFOE, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale in whole or in part of the pledged equity interests of Fu Tong Ge. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the terms of the agreement

Voting Rights Proxy and Financial Support Agreement

Pursuant to certain voting rights proxy and financial supporting agreements dated June 28, 2020, the shareholders of Fu Tong Ge have given Gangyixing WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Fu Tong Ge and to exercise all of their rights as shareholders of Fu Tong Ge, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of their equity interests in Fu Tong Ge. In consideration of such granted rights, Gangyixing WFOE has agreed to provide the necessary financial support to Fu Tong Ge, whether or not Fu Tong Ge incurs loss, and to not request repayment if Fu Tong Ge is unable to do so. The agreements shall remain in effect until June 28, 2040.

Technical Consultation and Services Agreement

Pursuant to certain technical consultation and services agreement between Gangyixing WFOE and Fu Tong Ge dated June 28, 2020, Gangyixing WFOE has been engaged as exclusive provider of management consulting services to Fu Tong Ge. For such services, Fu Tong Ge has agreed to pay service fees based on all of its net income to Gangyixing WFOE, or Gangyixing WFOE has the obligation to absorb all of the losses of Fu Tong Ge.

The technical consultation and services agreement, as amended, remains in effect until June 28, 2040. The agreement can be extended only if Gangyixing WFOE gives its written consent of extension of the agreement before its expiration.

Equity Option Agreement

Pursuant to certain equity option agreements dated June 28, 2020 among Gangyixing WFOE, Fu Tong Ge and its shareholders, Fu Tong Ge’s shareholders, jointly and severally, have granted Gangyixing WFOE an option to purchase their equity interests in Fu Tong Ge. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of Fu Tong Ge, the Fu Tong Ge shareholders are required to immediately return any amount in excess of the registered capital to Gangyixing WFOE or its designee. Gangyixing WFOE may exercise such option at any time until it has acquired all equity interests of Fu Tong Ge, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of Fu Tong Ge have been transferred to Gangyixing WFOE or its designee.

Entrustment Agreement and Call Option Agreement

China Meitai Food Co., Ltd. currently holds 8,710,000 of the issued and outstanding ordinary shares of the Company. Magic Pace Limited is currently the sole shareholder of China Meitai Food Co., Ltd. We do not foresee any conflict of interest between China Meitai Food Co., Ltd. and Xiangtai Cayman, because China Meitai Food Co., Ltd. is a holding company and do not have business operations.

Ms. Zeshu Dai entered into an entrustment agreement with Magic Pace Limited, according to which Magic Pace Limited entrusted its voting power, personnel appointment power and other power related to operating and managing of China Meitai Food Co., Ltd., and therefore effectively the control of our company, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai has also entered into a call option agreement with Magic Pace Limited. Pursuant to the call option agreement, Magic Pace Limited granted Ms. Dai an option exercisable from the closing date of the initial public offering of the Company. Ms. Dai can exercise the option to acquire 97.74% of the shares of China Meitai Food Co., Ltd for consideration. Mr. Dai also directly holds 290,000 ordinary shares of the Company. Upon excising the option shares in China Meitai Food Co., Ltd., Ms. Dai will own, directly or indirectly, a total of9,000,000% ordinary shares of the Company, representing 21.78% of our issued and outstanding ordinary shares.

If Ms. Dai elects not to exercise such option, Ms. Dai remains to have control of the company through the entrustment agreement with Magic Pace Limited and ordinary shares held by Magic Pace Limited.

4.D. Property, plants and equipment

As of June 30, 2021 and the date of this annual report, we leased two offices of 418 square meters and 375 square meters, respectively, both located in Chongqing.

We have a food processing facility located in Fulin, Chongqing. The facility has a processing area of 4,000 square meters, 7 large refrigeration houses of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. This facility was sealed by the court in March 2021 and is subject to a lien pursuant to a court order in connection with a legal dispute between Chongqing Puluosi Small Mortgage Co., Ltd. and CQ Penglin. The court ordered the sale of this facility to enforce the court verdict against CQ Penglin. We suspended operation in this facility in March 2021. For additional information see the section “Legal Proceedings - Chongqing Puluosi Small Mortgage Co., Ltd. v. Chongqing Penglin Food Co., Ltd.”

We have a slaughtering plant in Linshui County, Sichuan Province. It covers an area of 27,000 square meters, with a construction area of 8,500 square meters, a slaughtering area of 3,000 square meters, 9 large refrigeration houses of 4,500 square meters, office and dormitory of 1,500 square meters, and a boiler room of 200 square meters. It was used for our pork slaughtering business prior to March 2021. The facility is subject to the same court lien pursuant to which the facility cannot be sold, transferred or otherwise disposed without approval of the court. Operations in this facility has been suspended since March 2021.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2021, 2020 and

2019 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

We were a meat processing company engaged in slaughtering, processing, packing, and selling various processed meat products. We discontinued our grocery stores business in February 2020 and discontinued our farmers’ market and supermarket business in April 2021 as the businesses have been operating at losses. On April 3, 2020, we purchased 51% equity interest of Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), which engages in raw feed material and formula solution wholesales business. We are committed to providing consumers with high-quality products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standard in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in the People’s Republic of China (the “PRC” or “China”).

Our feed raw material revenues are driven from our raw feed material and formula solution wholesales business, which mainly includes two products: soybean meal and soybean oil. We purchased the two products based on current market needs from distributors and resell to small distributors. As one of the leading feed sales companies in southwest China, we have nearly 200 customers in farm industry and feed production industry.

Key Factors that Affect Operating Results

Feed Raw Material Industry

The rapid growth of the feed raw material industry has been driven largely by robust economic growth, continued urbanization and rising disposable income. China is the largest pork production and consumption market in the world, which increases the needs for feed raw materials. In the recent 10 years, feed raw material production volume has historically grown at a steady rate, a gap has consistently existed between the supply and demand of feed raw materials. During the years from 2018 to 2020, the feed raw materials consumption grew at a comparatively faster compound annual growth rate (“CAGR”) of 3.28%.

The key drivers of the feed raw material industry can be analyzed in terms of demand and supply. The growing demand for feed raw materials is attributable to the rise in disposable income and living standards, continuing urbanization, expansion of middle class, the important role of animal protein in food consumption, the importance of pork as a source of animal protein and increasing demand for high quality and safe products. As a result of changing consumer behavior and growing demand, producers are experiencing accelerated industry concentration and a trend toward vertical integration. If we are unable to sustain our higher quality of products and services and keep up with the changing demands, it may materially reduce the demand for our products and may have a materially adverse effect on our business.

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 6.7% in 2016, 6.5% in 2017, 6.6% in 2018, 6.1% in 2019, to 2.3% in 2020. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and may have a materially adverse effect on its business.

Key Factors

Our variable interest entity and our operating subsidiary are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; (d) changes in the Chinese government policy on feed raw material trading licenses; (e) changes in the Chinese government policy on food industry; (f) breakout of livestock and human diseases in the PRC, such as BSE, FMD and various strains of influenza and COVID-19. Unfavorable changes could affect demand for products that we sell and for products that we provide and could materially and adversely affect the results of operations.

We have contracted with a major governmental feed raw material supplier, which can help us avoid the risk of supply shortage and have relatively more stable purchase prices than our competitors. We have contracts with major distributors that are selling our products to individual customers or small distributors. Our sales efforts focus on those wholesale distributors which place large recurring orders and present less credit risk to us. During the year ended June 30, 2021, we cooperated with nearly 200 wholesale distributors. On the contrary, if our major supplier or any major distributors stop cooperation with us, it may have a materially adverse effect on our business.

Our operating results are materially impacted by market prices for feed raw materials, which are volatile and out of our control. Our feed raw material commodities are subject to volatile price changes due to weather, various supply and demand factors, transportation and storage costs, livestock diseases, speculators, and agricultural, energy and trade policies in China and internationally. To decrease the risk, we plan to build our own feed raw material plants to expand vertical integration of the industry supply chain and network.

5.A. Results of Operations

Comparison of Years Ended June 30, 2021 and 2020

Revenues

Our revenues are from raw feed materials revenues. Total revenues increased by approximately $56.2 million, or 232.0%, to approximately $80.5 million for the year ended June 30, 2021, compared to approximately $24.2 million for the year ended June 30, 2020. The overall increase was primarily attributable to the increase of our raw feed materials revenues as we purchased JMC on April 3, 2020.

Our revenues from our raw feed material revenues are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2021	June 30, 2020	Change	Change (%)
Soybean meal	$75,747,312	$21,651,362	$54,095,950	249.9%
Soybean oil	4,751,123	2,597,403	2,153,720	82.9%
Total raw feed material revenues	$80,498,435	$24,248,765	$56,249,670	232.0%

Our revenues from soybean meal in number of kilograms sold and its average selling price are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2021	June 30, 2020	Change	Change (%)
Soybean meal (kg)	182,986,885	57,660,570	125,326,315	217.4%
Average selling price (per kg)	$0.41	$0.38	$0.03	10.2%

The selling prices are not fixed, and they are floating based on the current local market prices. During the year ended June 30, 2021, we sold 182,986,885kg of soybean meal as compared to 57,660,570kg during the year ended June 30, 2020. The quantity sold increased 125,326,315kg or 217.4% during the year ended June 30, 2021 as compared to the same period in 2020 mainly due to we acquired the 51% equity interest in JMC on April 3, 2020.

The average selling price of soybean meal increased from $0.38/kg during the year ended June 30, 2020 to $0.41/kg during the year ended June 30, 2021, an increase of $0.03/kg or 10.2%. Because of the drought in South Africa, many countries started beans export restriction. In addition, China’s economics is recovering strongly and rapidly from the COVID-19, especially the poultry breeding industry, which had driven up the needs for soybean meals during the year ended June 30, 2021. The increase was also due to the appreciation of the RMB against U.S. dollar of 6.2%.

Our revenues from soybean oil in number of kilograms sold and its average selling price are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2021	June 30, 2020	Change	Change (%)
Soybean oil (ton)	5,686	3,335	2,351	70.5%
Average selling price (per ton)	$835.57	$778.83	$56.74	7.3%

During the year ended June 30, 2021, we sold 5,686 tons of soybean oil as compared to 3,335 tons during the year ended June 30, 2020. The quantity sold increased 2,351 or 70.5% during the year ended June 30, 2021 as compared to the same period in 2020 mainly due to we acquired the 51% equity interest in JMC on April 3, 2020.

The average selling price of soybean oil increased from $778.83/ton during the year ended June 30, 2020 to $835.57/ton during the year ended June 30, 2021, an increase of $56.74/ton or 7.3% due to the same reasons of soybean meal sales as stated above.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $55.3 million, or 248.8%, to approximately $77.5 million for the year ended June 30, 2021, compared to approximately $22.2 million for the year ended June 30, 2020. Our total cost of revenues increased which was in line with the increase of total revenues.

Our cost of revenues from our raw feed material revenues are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2021	June 30, 2020	Change	Change (%)
Soybean meal	$72,867,046	$19,665,423	$53,201,623	270.5%
Soybean oil	4,634,371	2,554,105	2,080,266	81.4%
Total cost of raw feed material revenues	$77,501,417	$22,219,528	$55,281,889	248.8%

Our volume and unit cost of revenues from soybean meal are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2021	June 30, 2020	Change	Change (%)
Soybean meal (kg)	182,986,885	57,660,570	125,326,315	217.4%
Average unit cost (per kg)	$0.40	$0.34	$0.06	16.8%

During the year ended June 30, 2021, we purchased and resold 182,986,885kg of soybean meal as compared to 57,660,570kg during the year ended June 30, 2020. The quantity purchased and resold increased 125,326,315kg or 217.4% during the year ended June 30, 2021 as compared to the same period in 2020 mainly due to we acquired the 51% equity interest in JMC on April 3, 2020.

The average unit cost of soybean meal increased from $0.34/kg during the year ended June 30, 2020 to $0.40/kg during the year ended June 30, 2021, an increase of $0.06/kg or 16.8%. Because of the drought in South Africa, many countries started beans export restriction, which had decreased the supply of soybean meals. In addition, China’s economics is recovering strongly and rapidly from the COVID-19, especially the poultry breeding industry, which had driven up the needs and the purchase price of soybean meals during the year ended June 30, 2021. The increase was also due to the appreciation of the RMB against U.S. dollar of 6.2%.

Our volume and unit cost of revenues from soybean meal are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2021	June 30, 2020	Change	Change (%)
Soybean oil (ton)	5,686	3,335	2,351	70.5%
Average unit cost (per ton)	$815.04	$765.94	$49.10	6.4%

During the year ended June 30, 2021, we purchased and resold 5,686 tons of soybean oil as compared to 3,335 tons during the year ended June 30, 2020. The quantity purchased and resold increased 2,351 or 70.5% during the year ended June 30, 2021 as compared to the same period in 2020 mainly due to we acquired the 51% equity interest in JMC on April 3, 2020.

The average unit cost of soybean oil increased from $765.94/ton during the year ended June 30, 2020 to $815.04/ton during the year ended June 30, 2021, an increase of $49.10/ton or 6.4% due to the same reasons of soybean meal costs as stated above.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2021	June 30, 2020	Change	Change (%)
Raw feed material revenues
Gross profit	$2,997,018	2,029,237	$967,781	47.7%
Gross margin	3.7%	8.4%	(4.7)%

Our gross profit increased by approximately $1.0 million, or 47.7%, to approximately $3.0 million during the year ended June 30, 2021, from approximately $2.0 million during the year ended June 30, 2020. The increase in gross profit was primarily due to the increase of gross profit in soybean meal sales and soybean oil sales.

Our gross margin for raw feed material revenues was 3.7% for the year ended June 30, 2021 as compared to 8.4% for the year ended June 30, 2020, a decrease of 4.7%. The decrease in gross margin was due to the increase of selling prices at a lower rate than the increase of purchase prices because the soybean meal wholesales business suffered more pressure from suppliers and more risks of collecting outstanding balances from customers during the year ended June 30, 2021.

Selling Expenses

Selling expenses increased by approximately $0.2 million, or 273.6%, from approximately $64,000 for the year ended June 30, 2020 to approximately $0.2 million for the year ended June 30, 2021. The increase in selling expenses was primarily due to the increase of shipping fees of approximately $0.2 million.

General and Administrative Expenses

General and administrative expenses decreased by approximately $1.0 million, or 32.6%, from approximately $3.0 million for the year ended June 30, 2020 to approximately $2.0 million for the year ended June 30, 2021. The decrease in general and administrative expenses was primarily due to the decrease of the promissory note repayment extension penalty of $0.5 million, the decrease of business consulting fee of approximately $0.5 million and the decrease of approximately $0.2 million of legal expenses for Xiangtai Cayman. The decrease in general and administrative expenses was mainly offset by the increase of salary and insurance expenses of $0.1 million due to our purchase of the 51% equity interest in JMC on April 3, 2020. We expect our general and administrative expenses, including but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our legal expenses to decrease in the foreseeable future unless we will have additional potential acquisition or financing transactions that are required of legal services.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $5.6 million, or 848.6% from approximately $0.7 million for the year ended June 30, 2020 to approximately $6.3 million for the year ended June 30, 2021. The change was due to the fact that we had more accounts receivables aged over 6 months as of June 30, 2021 as compared to June 30, 2020.

Stock Compensation Expenses

We incurred approximately $1.5 million stock compensation expense to pay for certain professional services during the year ended June 30, 2021. We expect this is a one-time expense and we do not expect such expenses will recur in the future period. In addition, we incurred approximately $0.4 million stock compensation expenses relating to amortization of deferred shares compensation and vested portion of the stock options issued to our independent directors.

We incurred approximately $0.9 million stock compensation expense to pay for certain professional services valued at $650,000 during the year ended June 30, 2020, in connection with the issuance of our ordinary shares in August 2019. We expect this is a one-time expense and we do not expect such expenses will recur in the future period. In addition, we incurred approximately $0.2 million stock compensation expenses relating to the vested portion of the stock options issued to our independent directors. Furthermore, we incurred approximately $67,000 in stock compensation expense relating to our ordinary shares issued to our business consulting firm for its services performed from March 2020 to June 2020.

Impairment of Goodwill

We recorded approximately $5.5 million impairment loss of goodwill assets during the year ended June 30, 2021. We impaired the goodwill of JMC due to the current and foreseeable future operations at loss.

Income (Loss) from Operations

The loss from operations for the year ended June 30, 2021 was approximately $13.0 million, an increase of approximately $10.4 million, or 398.0%, from approximately $2.6 million for the year ended June 30, 2020. The increase was mostly attributable to the increase of provision for doubtful accounts, stock compensation expenses, and the impairment of goodwill as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, other income (expense), net, and gain on debt settlement. Our total other expense was approximately $0.3 million during the year ended June 30, 2021, a decrease of approximately $0.2 million, or 43.0%, as compared to our other expenses of approximately $0.5 million during the year ended June 30, 2020. The decrease was mainly due to the decrease of other finance expense of approximately $0.2 million and the gain on debt settlement of approximately $0.1 million. The decrease was offset by the increase of interest expense of approximately $0.1 million as we incurred more penalty interest charges for bank loans in default for the year ended June 30, 2021.

Benefit of (Provision for) Income Taxes

Benefit of income tax was approximately $1.0 million during the year ended June 30, 2021, an increase of approximately $1.2 million, or 549.1%, as compared to provision for income tax approximately $0.2 million for the year ended June 30, 2020. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The slight increase in provision for income taxes was mainly to JMC which had no taxable income but more provision for doubtful accounts during the year ended June 30, 2021.

Net Loss from Continuing Operations

Our net loss from continuing operations was approximately $12.3 million for the year ended June 30, 2021, increased by approximately $8.9 million, or 265.3%, from net loss from continuing operations of approximately $3.4 million for the year ended June 30, 2020. Such change was the result of the combination of the changes as discussed above.

Net Loss from Discontinued Operations

In February 2020, we discontinued our grocery stores business; in April 2021, we discontinued our farmers’ market and supermarket business as the businesses have been operating at losses. As a result, the results of operations for our farmers’ market and supermarket and grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net loss from discontinued operations increased by approximately $33.8 million, or 3266.4%, to a net loss of approximately $34.8 million for the year ended June 30, 2021, from a net loss of approximately $1.0 million for the year ended June 30, 2020. The increase in loss from discontinued operations was predominantly due to the increase of provision for doubtful accounts of approximately $30.7 million and the impairment of long-lived assets of approximately $0.3 million. In addition, the gross profit also dropped approximately $4.6 million for the year ended June 30, 2021, as compared to the same period in 2020.

Net Loss

Our net loss was approximately $47.1 million for the year ended June 30, 2021, increased by approximately $42.7 million, or 970.2%, from a net loss of approximately $4.4 million for the year ended June 30, 2020. Such change was the result of the combination of the changes as discussed above.

The following tables reconcile our non-GAAP net income (loss) to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net income (loss) attributable to our ordinary shareholders.

	For the Year ended June 30,
			Percentage
	2021	2020	Change	Change
Reconciliation of net loss to Non-GAAP net loss
Net loss	$(47,082,967)	$(4,399,533)	42,683,434	970.2%
Stock compensation expense	1,889,173	930,223	958,950	103.1%
Non-GAAP net loss	$(45,193,794)	$(3,469,310)	$41,724,484	1,202.7%

Our non-GAAP net loss increased by approximately $41.7 million, or 1,202.7%, to non-GAAP net loss of approximately $45.2 million for the year ended June 30, 2021, from non-GAAP net income of approximately $3.5 million for the year ended June 30, 2020. Such change was primarily attributable to the increase in provision for doubtful accounts and the increase of impairment of goodwill as discussed above.

Comparison of Fiscal Years Ended June 30, 2020 and 2019

Revenues

Our revenues are from raw feed materials revenues. Total revenues increased by approximately $24.3 million, or 100.0%, to approximately $24.3 million for the year ended June 30, 2020, compared to nil for the year ended June 30, 2019. The overall increase was primarily attributable to the increase of our raw feed materials revenues as we purchased JMC on April 3, 2020.

Raw feed material revenues was approximately $24.3 million for the year ended June 30, 2020 resulted from our purchase of the 51% equity interest in Chongqing JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our revenues from our raw feed material revenues are summarized as follows

	For the Year	For the Year
	ended	ended
	June 30, 2020	June 30, 2019	Change	Change (%)
Soybean meal	$21,651,362	$—	$21,651,362	100.0%
Soybean oil	2,597,403	—	2,597,403	100.0%
Total raw feed material revenues	$24,248,765	$—	$24,248,765	100.0%

Our revenues from soybean meal in number of kilograms sold and its average selling price are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2020	June 30, 2019	Change	Change (%)
Soybean meal (kg)	57,660,570	—	57,660,570	100.0%
Average selling price (per kg)	$0.38	$—	$0.38	100.0%

We began selling soybean meal at an average selling price of $0.38/kg after our acquisition of the 51% equity interest in JMC on April 3, 2020. The selling prices are not fixed, and they are floating based on the current local market prices.

Our revenues from soybean oil in number of kilograms sold and its average selling price are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2020	June 30, 2019	Change	Change (%)
Soybean oil (ton)	3,335	—	3,335	100.0%
Average selling price (per ton)	$778.83	$—	$778.83	100.0%

We began selling soybean oil at an average selling price of $778.83/kg after our acquisition of the 51% equity interest in JMC on April 3, 2020.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $22.2 million, or 100.0%, to approximately $22.2 million for the year ended June 30, 2020, compared to nil for the year ended June 30, 2019. Our total cost of revenues increased, which was in line with the increase of total revenues.

The cost of raw feed material revenues was approximately $22.2 million for the year ended June 30, 2020 resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our cost of revenues from our raw feed material revenues are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2020	June 30, 2019	Change	Change (%)
Soybean meal	$19,665,423	$—	$19,665,423	100.0%
Soybean oil	2,554,105	—	2,554,105	100.0%
Total cost of raw feed material revenues	$22,219,528	$—	$22,219,528	100.0%

Our volume and unit cost of revenues from soybean meal are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2020	June 30, 2019	Change	Change (%)
Soybean meal (kg)	57,660,570	—	57,660,570	100.0%
Average selling price (per kg)	$0.34	$—	$0.34	100.0%

We purchased and resold 57,660,570 kg of soybean meal at an average purchase price of $0.34/kg resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our volume and unit cost of revenues from soybean oil are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2020	June 30, 2019	Change	Change (%)
Soybean oil (ton)	3,335	—	3,335	100.0%
Average selling price (per ton)	$765.94	$—	$765.94	100.0%

We purchased and resold 3,335 tons of soybean oil at an average selling price of $765.94/kg resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year	For the Year
	ended	ended
	June 30, 2020	June 30, 2019	Change	Change (%)
Raw feed material revenues
Gross profit	$2,029,237	—	$2,029,237	100.0%
Gross margin	8.4%	—%	8.4%

Our gross profit increased by approximately $2.0 million, or 100.0%, to approximately $2.0 million during the year ended June 30, 2020, from nil for the year ended June 30, 2019. The increase in gross profit was primarily due to our increase of revenues in raw feed material sales.

Our gross margin for raw feed material revenues was 8.4% for the year ended June 30, 2020 resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Selling Expenses

Selling expenses increased by approximately $64,000, or 100.0%, from nil for the year ended June 30, 2019, to approximately $64,000 for the year ended June 30, 2020. The increase in selling expenses was primarily due to the increase of shipping fees of approximately $51,000.

General and Administrative Expenses

General and administrative expenses increased by approximately $2.5 million, or 482.6%, from approximately $0.5 million for the year ended June 30, 2019 as compared to approximately $3.0 million for the year ended June 30, 2020. The increase in general and administrative expenses was primarily due to the increase of salary and insurance expenses of $0.2 million. In addition, the increase also attributable to the increase of business consulting fee of approximately $1.0 million and the promissory note repayment extension penalty of $0.5 million. The increase also attributable to the increase of approximately $0.4 million of legal expense mainly related to our financing and acquisition of JMC activities.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $0.7 million, or 100.0% from nil for the year ended June 30, 2019 to approximately $0.7 million for the year ended June 30, 2020. The change was due to the fact that we had slightly more accounts receivable aged over 6 months as of June 30, 2020 as compared to June 30, 2019.

Stock Compensation Expenses

We incurred approximately $0.9 million stock compensation expense to pay for certain professional services valued at $650,000 during the year ended June 30, 2020, in connection with the issuance of our ordinary shares in August 2019. We expect this is a one-time expense and we do not expect such expenses will recur in the future period. In addition, we incurred approximately $0.2 million stock compensation expenses relating to the vested portion of the stock options issued to our independent directors. Furthermore, we incurred approximately $67,000 in stock compensation expense relating to our ordinary shares issued to our business consulting firm for its services performed from March 2020 to June 2020.

Income (Loss) from Operations

The loss from operations for the year ended June 30, 2020 was approximately $2.6 million, an increase of approximately $2.1 million, or 410.5%, from approximately $0.5 million for the year ended June 30, 2019. The increase was primarily due to the increase of general and administrative expenses, provision for doubtful accounts and stock compensation expenses, as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, and other income (expense), net. Our total other expense was approximately $0.5 million during the year ended June 30, 2020, an increase of approximately $0.5 million, or 63589.9%, as compared to our other expenses of approximately $800 during the year ended June 30, 2019. The increase was mainly due to the increase of interest expense of approximately $0.2 million as we incurred more penalty interest charges for bank loans in default for the year ended June 30, 2020. The increase was also due to the amortization costs of convertible debts of approximately $0.4 million for the year ended June 30, 2020.

Provision for Income Taxes

Provision for income tax was approximately $0.2 million during the year ended June 30, 2020, an increase of approximately $0.2 million, or 100.0%, as compared to $0 for the year ended June 30, 2019. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The slight increase in provision for income taxes was mainly to JMC which had taxable income during the year ended June 30, 2020.

Net (Loss) Income from Continuing Operations

Our net loss from continuing operations was approximately $3.4 million for the year ended June 30, 2020, increased by approximately $2.9 million, or 559.6%, from net loss from continuing operations of approximately $0.5 million for the year ended June 30, 2019. Such change was the result of the combination of the changes as discussed above.

Net (Loss) Income from Discontinued Operations

In February 2020, we discontinued our grocery stores business; in April 2021, we discontinued our farmers’ market and supermarket business as the businesses have been operating at losses. As a result, the results of operations for our farmers’ market and supermarket and grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net income from discontinued operations decreased by approximately $5.9 million, or 121.2%, to a net loss of approximately $1.0 million for the year ended June 30, 2020, from a net income of approximately $4.9 million for the year ended June 30, 2019. The increase in loss from discontinued operations was predominantly due to the loss on disposal of long-lived assets of approximately $0.3 million and the impairment of long-lived assets of approximately $0.7 million. In addition, due to COVID-19 in 2020, the gross profit also dropped approximately $3.7 million for the year ended June 30, 2020, as compared to the same period in 2019.

Net (Loss) Income

Our net loss was approximately $4.4 million for the year ended June 30, 2020, decreased by approximately $8.8 million, or 200.8%, from the net income of approximately $4.4 million for the year ended June 30, 2019. Such change was the result of the combination of the changes as discussed above.

5.B. Liquidity and Capital Resources

For the Fiscal Years ended June 30, 2021, 2020 and 2019

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of June 30, 2021, we had working deficit of approximately $6.2 million. We had accounts receivable of approximately $11.1 million, most of them are short-term in nature and can be collected back within our operating cycle to be used to support our working capital requirements. We believe the components of our current working capital is sufficient to support our operations for the next twelve months.

As of June 30, 2021, we had approximately $0.8 million of loans from financial institutions and $1.3 million of convertible notes. We obtained these loans and notes to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations. For more details about these loans and notes, see Note 10 and Note 13 in our Notes to the consolidated financial statements included in this report.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, Gangyixing WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei, JMC and Fu Tong Ge, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

Cash Flows

The following summarizes the key components of our cash flows for the years ended June 30, 2021, 2020 and 2019.

	For the Years Ended June 30,
	2021	2020	2019
Net cash used in operating activities from continuing operations	$(433,355)	$(966,376)	$(1,833,385)
Net cash used in operating activities from discontinued operations	(10,110,475)	(4,945,643)	(3,433,876)
Net cash provided by investing activities from continuing operations	—	859,461	—
Net cash (used in) provided by investing activities from discontinued operations	—	(700,399)	1,193,544
Net cash provided by (used in) financing activities from continuing operations	8,536,685	(70,849)	4,834,141
Net cash provided by financing activities from discontinued operations	117,482	4,147,857	1,816,385
Effect of exchange rate change on cash	459,834	(4,296)	320,103
Net change in cash and cash equivalents	$(1,429,829)	$(1,680,245)	$2,896,912

As of June 30, 2021 and 2020, cash in the amount of approximately $0.1 million and $1.3 million, respectively, were all held by our subsidiaries and consolidated variable interest entities in the PRC.

Operating activities

Cash used in operating activities from continuing operations was approximately $0.4 million for the year ended June 30, 2021, which was mainly due to the net loss from continuing operations of approximately $12.3 million, gain on debt settlement of approximately $0.1 million, deferred tax benefit of approximately $1.6 million, the increase of accounts receivable of approximately $6.7 million, the increase of inventories of approximately $0.2 million, and the increase of prepayments of approximately $0.9 million. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of provision for doubtful accounts of approximately $6.3 million for accounts receivables as we had more account receivables aged over one year, the stock compensation expense of $1.9 million, the impairment of JMC goodwill of approximately $5.5 million, the increase in accounts payable of approximately $3.6 million, the increase in customer deposits of approximately $3.0 million, the increase in other payables and accrued liabilities of approximately $0.3 million, and the increase in taxes payable of approximately $0.6 million.

Cash used in operating activities from continuing operations was approximately $1.0 million for the year ended June 30, 2020, which was mainly due to the net loss from continuing operations of approximately $3.4 million, the increase of deferred tax benefit of approximately $0.2 million, the increase of accounts receivable of approximately $5.0 million, and the decrease of customer deposits of approximately $2.7 million. The net cash used in operating activities was mainly offset by non-cash items of provision for doubtful accounts of approximately $0.7 million as we had more account receivables aged over one year and we provided an allowance for a security deposit of a loan, stock compensation expense of approximately $0.9 million, late payment penalty expense for repayment of our promissory notes of $0.5 million, amortization of convertible debenture issuance cost and discount of approximately $0.4 million, the decrease of inventories of approximately $0.3 million as we try to minimize our inventory to reduce our storage cost, the decrease of prepayments of approximately $3.1 million, the decrease of security deposits of approximately $1.4 million, the increase of accounts payable of approximately $2.5 million, the increase of other payables and accrued liabilities of approximately $0.3 million, and the increase of tax payables of approximately $0.4 million.

Cash used in operating activities from continuing operations was approximately $1.8 million for the year ended June 30, 2019, which was mainly due to the net loss from continuing operations of approximately $0.5 million and the increase of security deposits of approximately $1.4 million. The net cash used in operating activities was offset by the increase of other payables and accrued liabilities of approximately $0.1 million.

Investing activities

The Company did not have any investing activities from continuing operations for the year ended June 30, 2021.

Cash provided in investing activities from continuing operations was approximately $0.9 million for the year ended June 30, 2020, which was due to approximately $0.9 million of cash held in connection with the acquisition of JMC.

The Company did not have any investing activities from continuing operations for the year ended June 30, 2019.

Financing activities

Cash provided by financing activities from continuing operations was approximately $8.5 million for the year ended June 30, 2021, which was mainly due to proceeds received from issuance of ordinary shares through private placements of approximately $9.0 million, proceeds from long-term bank loans of approximately $0.8 million, proceeds received from issuance of convertible debenture of $1.3 million. Cash provided by financing activities from continuing operations for the year ended June 30, 2021 was mainly offset by the repayments of other payables – related parties of approximately $1.3 million and repayments of short-term bank loans of approximately $1.3 million.

Cash used in financing activities from continuing operations was approximately $71,000 for the year ended June 30, 2020, which was mainly due to the repayments of other payables- related parties of approximately $5.8 million and the repayments of short-term bank loans of approximately $0.2 million. Cash used in financing activities from continuing operations was offset by proceeds from short-term bank loans of approximately $0.5 million and proceeds from convertible debentures of approximately $5.5 million, net of issuance cost of approximately $0.2 million.

Cash provided by financing activities from continuing operations was approximately $4.8 million for the year ended June 30, 2019, which was mainly due to proceeds from issuance of ordinary shares through private placements of $1.0 million, proceeds from issuance of ordinary shares with redemption rights of $0.2 million and proceeds from short-term bank loans of approximately $4.5 million. Cash provided by financing activities from continuing operations for the year ended June 30, 2019 was offset by the repayments of other payables – related parties of approximately $0.8 million.

5.C. Research and Development

We currently do not have any research and development expenses.

5.D. Trend Information

Other than as disclosed elsewhere in this prospectus and below, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Guarantees

a)	Related party

As of June 30, 2021, CQ Penglin, the Company’s CEO, her husband and her elder son, and an unrelated third party, Chongqing Education Guaranty Co., Ltd., jointly guaranteed approximately $1.2 million (RMB 8,000,000) loan that a related-party borrowed from the bank (see Note 9):

Name of the party being guaranteed	Guaranteed amount	Guarantee expiration date
CQ Mingwen (borrower)	$1,238,927	December 22, 2021

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

b)	CQ Mingwen, a related party, and three other unrelated third parties

As of June 30, 201, GA Yongpeng guaranteed approximately aggregated of unpaid loan balance of approximately $0.1 million (RMB 809,220) that that four entities, 1) CQ Mingwen, a related party, 2) Chongqing Gangxinyi Trading Co., Ltd., 3) Chongqing Liangxun Trading Co., Ltd., and 4) Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., borrowed from Sichuan Toucu Financial Information Services Co., Ltd. These loan balances are GA Yongpeng’s property and CQ Pengmei’s 100% equity interest. As of June 30, 2021, these loans balance were repaid by the guarantees in full.

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

As of June 30, 2021, the amount of potential losses we accrued for are summarized as follows:

Dispute matter	Claim amount
Leases	$49,950

As of June 30, 2021, the amount of potential losses we did not accrue for are summarized as follows:

Dispute matter	Claim amount
Guarantees	$270,403

We received three complaints related to an approximately $5.1 million (RMB 33,000,000) loan currently in default in default (See Note 10 – Chongqing Puluosi Small Mortgage Co., Ltd.).

Yong Li filed a lawsuit against Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”) and GA Yongpeng in connection with FYS Supermarket’s breach of a supermarket equipment purchase agreement signed on May 7, 2018 by failing to pay off the remaining balance of approximately $0.3 million (RMB 1.7 million). On June 11, 2020, Chongqing Nan’an District People’s Court made a judgement that FYS Supermarket should pay Yong the full remaining balance and the monthly interest rate at 1.5% for the transfer fee and the losses and Yong’s attorney fee approximately $3,100 (RMB 20,000). GA Yongpeng shall bear joint and several liability for the above repayment. FYS Supermarket and GA Yongpeng are also required to pay property guarantee fee approximately $800 (RMB 5,000) and court fee approximately $3,300 (RMB 21,045). As of the date of this report, we have evaluated the financial condition of FYS Supermarket and has concluded that the likelihood of having to make any payments is remote. Therefore, we did not accrue any contingent liability as of June 30, 2021.

On October 20, 2020, Chongqing Haobangshou Ecommerce Co., Ltd. (“Haobangshou”) filed a lawsuit against CQ Penglin in connection with the $1,548,659 (RMB 10,000,000) loan due on March 24, 2023 and a total of $487,828 (RMB 3,150,000) outstanding payments for goods purchased in July 2020. Haobangshou stated that Haobangshou and CQ Penglin made a verbal deal in July 2020 that CQ Penglin will return the whole balance of $2,036,486 (RMB 13,140,000) within three months, but CQ Penglin did not make repayments according to the deal. Therefore, Haobangshou asked CQ Penglin to pay off the full balance of $2,036,486 (RMB 13,140,000) and the interest of the whole balance at the annual interest rate of 12% from August 1, 2020 to the repayment date. On June 30, 2021, the court ruled in favor of the Haobangshou. CQ Penglin was ordered to repay RMB 13,140,000 and interest at 12% per annum. Zeshu Dai, Mingwen

Wang and Penglin Wang shall bear joint and several liability for the above repayment. As of June 30, 2021, CQ Penglin has not made any payment.

5.E. Off-balance Sheet Arrangements

Other than as disclosed elsewhere in this prospectus, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2021:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short term loan – bank	$782,073	$782,073	$—	$—	$—

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, revenue recognition, residual values, lease classification and liabilities, , inventory obsolescence, right-of-use assets, determinations of the useful lives and valuation of long-lived assets and goodwill, estimates of allowances for doubtful accounts, estimates of impairment of long-lived assets and goodwill, valuation of deferred tax assets, estimated fair value used in business acquisitions, issuance of common stock and warrants exercised and other provisions and contingencies. Actual results could differ from these estimates.

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

Security deposits

Security deposits include loan deposits to service providers who assisted the Company as a third party guarantor in the Company’s bank loans. These amounts are non-interest bearing and refundable upon the repayments of the loans or notes payable or fulfillment of sales contracts. Security deposits considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

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

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

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

Revenues are recognized at the date of goods delivered and title passed to customers or agents, when a formal arrangement exists, the price is fixed or determinable, the Company has no other significant obligations and collectability is reasonably assured. The Company’s revenues come from three channels: supermarkets, farmers’ markets and raw feed materials. The products sold in supermarkets together with raw feed materials are processed products are subject to a Chinese value-added tax (“VAT”) when sold in the PRC. The products sold at farmers’ markets are fresh-killed hog and hog’s byproducts. These products sold in the PRC are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

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

Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and determined that there were no differences in the pattern of revenue recognition. Disaggregated revenue by the Company’s revenue streams, such as supermarket and grocery store revenue, famers’ market revenue and raw feed material revenue are required to be disclosed upon adoption, which has been reflected in the accompanying consolidated statements of income and comprehensive income.

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

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires us to use the assets and liability method of accounting for income taxes. Under the assets and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forward. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, Accounting for Uncertainty in Income Taxes, defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

PRC tax returns filed in 2018 to 2020 are subject to examination by any applicable tax authorities.

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

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and prospecting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. To minimize credit risk, we cooperate with local big distributors, which are more recognized in the feed raw materials and have better credibility history. This information is monitored regularly by management.

In measuring the credit risk of our sales to feed raw material distributors, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual feed raw material customers, we use standard approval procedures to manage credit risk for receivables.

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

Inflation Risk

We are also exposed to inflation risk factors, such as increases in raw material and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the selling prices of our products do not increase with such increased costs.

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

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Zeshu Dai	54	Chairwoman of the Board and Chief Executive Officer
Xiaohui Wu	44	President and Director
Xia Wang	34	Chief Financial Officer
Zhaorong Zhu	61	Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee
K. Bryce Toussaint	49	Independent Director and Chair of the Audit Committee
Yun Xia	65	Independent Director
Scott Silverman	52	Independent Director

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

None

6.B. Compensation

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

In addition, our employee directors Ms. Zeshu Dai receives compensation for her service as Chief Executive Officer of the Company and Mr. Xiaohui Wu receives compensation for his service as President of the Company. Mr. Dai and Mr. Wu have not received and will not receive compensation as directors of the Company.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2021, 2020 and 2019.

				Stock	All Other
		Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Fiscal Year	($)(1)	($)	($)	($)	($)
Zeshu Dai	2021	$120,000	—	—	—	$120,000
Chief Executive Officer	2020	$120,000	—	—	—	$120,000
	2019	$120,000	—	—	—	$120,000
Xia Wang	2021	$—	—	200,000	—	$200,000
Chief Financial Officer	2020	$80,000	—	—	—	$80,000
	2019	$80,000	—	—	—	$80,000
Xiaohui Wu	2021	$80,000	—	—	—	$80,000
President	2020	$80,000	—	—	—	$80,000
	2019	$80,000	—	—	—	$80,000
(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to our PRC subsidiary and/or VIE.

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

Zeshu Dai

We entered into an employment agreement with Zeshu Dai for the position of Chief Executive Officer, effective on January 23, 2018. The employment is for three years and has been renewed on a year-to-year basis, with an annual compensation of $120,000.

Xiaohui Wu

We entered into an employment agreement with Xiaohui Wu for the position of President. The employment is for three years and has been renewed on a year-to-year basis, with an annual compensation of $80,000. In May 2021, the Company issued a total of 300,000 ordinary shares to Xiaohui Wu to settle the accrued but unpaid salary in the amount of $240,000 for his services from January 2018 to January 2021.

Xia Wang

During the fiscal year ended June 30, 2019 and 2018, we had an employment agreement with Xia Wang for the position of Chief Financial Officer with an annual compensation of $80,000. On July 31, 2020, the Company entered into an employment agreement to replace the previous offer letter. According to the employment agreement, the Company shall issue to Ms. Wang an annual compensation in the form of 200,000 ordinary shares of the Company, valued at $1.00 per share. In September 2020, the Company issued 200,000 ordinary shares pursuant to the employment agreement. The employment agreement has a term of three years.

6.C.   Board Practices

Board of Directors and Board Committees

Our board of directors currently consists of six (6) directors, four(4) of whom is independent as such term is defined by the Nasdaq Capital Market.

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

Nominating Committee.  Our nominating committee consists of Mr. Zhaorong Zhu, Ms. Yun Xia, Mr. K. Bryce Toussaint and Mr. Scott Silverman. Mr. Zhaorong Zhu is the chairperson of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of the Memorandum and Articles of Association.

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

6.D.   Employees

We had 24 employees as of the date of this annual report. As of the date of this annual report, none of our full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of the date of this annual report:

	Number of
Department	Employees	% of Total
Management	7	29%
Marketing and Sales	3	13%
Administrative	14	58%
Total	24	100%

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

6.E.   Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	Each of our director, director nominees and named executive officers; and
●	All directors and named executive officers as a group.

Our company is authorized to issue 150,000,000 ordinary shares of $0.01 par value per share. The number and percentage of ordinary shares beneficially owned are based on 41,316,642 ordinary shares issued and outstanding as of the date of this prospectus. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

	Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Zeshu Dai, Chairwoman of the Board and Chief Executive Officer (1)	9,000,000	21.78%
Xia Wang, Chief Financial Officer	196,390	0.48%
Xiaohui Wu, President and Director	—	—%
Zhairong Zhu, Director	—	—%
Yun Xia, Director	—	—%
K. Bryce Toussaint, Director	—	—%
Scott Silverman, Director	—	—%
All directors and executive officers as a group (7 persons)	9,196,390	22.26%

5% Beneficial Owners:
China Meitai Food Co., Ltd(1)	8,710,000	21.08%
(1)	Zeshu Dai directly own 290,000 ordinary shares of the Company. She also beneficially owns 8,710,000 ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Zeshu Dai is entrusted with the voting and dispositive power of all 8,710,000 shares held by China Meitai Food Co., Ltd.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B.   Related Party Transactions

Related party transactions

a.	Revenues – related party:

		For the Year	For the Year	For the Year
		Ended June 30,	Ended June 30,	Ended June 30,
Name of related party	Relationship	2021	2020	2019

Chongqing Puyuhong Commerce Co., Ltd. ("CQ Puyuhong")	Significantly influenced by JMC	$4,008,969	$—	$—
Less: revenues - related party - discontinued operations		—	—
Total revenues - related party - continuing operations		$4,008,969	$—	$—

Related party balances

a.     Customer deposits – related parties:

Name of related party	Relationship	June 30, 2021	June 30, 2020

CQ Mingwen	Significantly influenced by Penglin	$29,990	$27,395
CQ Puyuhong	Significantly influenced by JMC	5,958	—
Total		35,948	27,395
Less: customer deposit - related party - discontinued operations		(29,990)	(27,395)
Total customer deposit - related party - continuing operations		5,958	—

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

Name of related party	Name of related party	June 30, 2021	June 30, 2020

Xia Wang	Chief Financial Officer	$209,275	$153,659
Zeshu Dai	CEO	1,543,221	—
Penglin Wang	Son of the CEO	—	248
Zili Zhang	CEO of CQ Pengmei	—	12
Jiaping Zhou	Shareholder of JMC	—	231,268
Jun Zhou	Shareholder of JMC	1,483,634	1,879,639
Total		3,236,130	2,264,826
Less: other payables - related parties - discontinued operations		(6,182)	(260)
Total other payables - related parties - continuing operations		$3,229,948	$2,264,566

c.     Long-term loans – related parties:

Long-term loans – related parties are those long-term loans from advances made by certain related parties for the daily operations needs of the Company. These loans are unsecured and interest bearing.

			Weighted
			average	Collateral/
Long-term loans	Relationship	Maturities	interest rate	Guarantee	June 30, 2021	June 30, 2020

Xia Wang	CFO	$44,576	9.6%	None	$111,503	$101,904
Penglin Wang	Son of CEO	$45,637	9.6%	None	250,883	229,283
Yong Wang	Son of CEO	$44,759	7.13%	None	294,245	268,912
Zeshu Dai	CEO	$44,628	7.13%	None	123,893	113,226
Total					$780,524	$713,325
Less: long-term loans from related parties - discontinued operations					(780,524)	(713,325)
Total long-term loans from related parties - continuing operations					—	—

Interest expense incurred on the above mentioned related party loans for discontinued operations amounted to $62,635, $51,770 and $11,403 for the years ended June 30, 2021, 2020 and 2019, respectively.

d.     Guarantee provided to related party loan

On December 26, 2017, CQ Mingwen (the “borrower”) entered into a loan agreement with SPD Rural Bank (the lender) to borrow RMB 9 million (approximately $1.4 million) as working capital for one year. The loan was repaid RMB 1 million (approximately $0.1 million) and the remaining balance RMB 8 million (approximately $1.2 million) was extend to December 22, 2021. GA Yongpeng pledged its land-use right valued at RMB 10,198,100 (approximately $1.6 million) and building property valued at RMB 12,268,800 (approximately $1.9 million) as collateral.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders

See “Item 4. Information on the Company—4.C. Organizational Structure — Contractual Arrangements with CQ Penglin, JMC and Fu Tong Ge.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

During the year ended June 30, 2021, other than disclosed in elsewhere (including the financial statements for the fiscal years ended 2020 and accompanying footnotes), we did not have any other related party transactions.

ITEM 8.       FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Please refer to “Item 4. Information on the Company – Legal Proceedings.”

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

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.       THE OFFER AND LISTING

9.A. Offer and listing details

Our ordinary shares have been listed on the Nasdaq Capital Market since August 14, 2019 under the symbol “PLIN.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PLIN.”

On October 21, 2020, we received a letter from The Nasdaq Stock Exchange regarding our failure to comply with Nasdaq Continued Listing Rule (“Rule”) 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days (including, in particular, the period September 2, 2020 through October 20, 2020), we failed to meet the aforesaid requirement. We were provided with 180 days, or until April 19, 2021, to regain compliance with the Rule. As a result of the Company’s ordinary shares closing with a bid price of at least $1.00 for at least 10 consecutive days, on February 19, 2021, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10.      ADDITIONAL INFORMATION

10.A. Share capital

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

As amended, the “Floor Price” of the convertible debenture issued on November 22, 2019 and December 30, 2019 shall be $1.00 per share; the “Floor Price” of the convertible debenture issued on March 9, 2020 shall be $0.80 per share for the first final $4200,000 of principal and accrued interest to be converted.; and the “Floor Price” for the remaining principal and accrued interest on the convertible debenture issued on March 9, 2020 shall be $3.00 per share.

As of June 30, 2021, the debenture holder has converted a total of $5,193,423.89 in principal and interest and we issued a total of 5,036,320 ordinary shares. The convertible debentures issued on November 22, 2019, December 30, 2019 and December 30, 2019 have retired.

The issuance of convertible debentures and the ordinary shares upon conversion are exempted from the registration requirements of the Securities Act under Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act.

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

As amended, the “Floor Price” of the convertible debenture issued on June 19, 2020 shall be $0.80 per share.

As of June 30, 2021, the debenture holder has converted a total of $730,027.40 in principal and interest and we issued a total of 912,532 ordinary shares. The convertible debenture issued on June 19, 2020 has retired. All of the principal and interest of the convertible debentures issued on July 17, 2020, August 14, 2020 and November 13, 2020 were outstanding as of June 30, 2021 and as of the date of the report.

Private Placements – Ordinary Shares

Securities Purchase Agreement dated July 27, 2020

On July 27, 2020, we entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act, pursuant to which the we sold 2,339,000 ordinary shares at a per share purchase price of $1.50. We received gross proceeds approximately $3.5 million from this offering. We used the proceeds for working capital and other general corporate purposes. The shares issued in the private placement are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

Securities Purchase Agreement dated December 16, 2020

On December 16, 2020, we closed a private placement pursuant to certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act. Pursuant to the agreement, we sold 704,762 ordinary shares at a per share purchase price of $1.50. We received $1,057,143 in gross proceeds from this offering. We used the proceeds for working capital and other general corporate purposes. The ordinary shares issued in the private placement are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

Securities Purchase Agreement dated May 7, 2021

On May 7, 2021, we closed a private placement pursuant to certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act. Pursuant to the agreement, we sold 5,580,000 ordinary shares at a per share purchase price of $0.80. We received $4,464,000 in gross proceeds from this offering. We plan to use the proceeds for working capital and other general corporate purposes. We used the proceeds to acquire certain business or assets that the Board of Directors may deem appropriate for the growth of the Company. The ordinary shares issued in the private placement are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

10.B. Memorandum and articles of association

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

General

Each Ordinary Share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;
●	the right to an equal share in any dividend paid by the Company; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

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

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;
●	Divide our authorized and issued shares into a larger number of shares; and
●	combine our authorized and issued shares into a smaller number of shares.

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

10.C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

10.D. Exchange controls

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

10.E. Taxation

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

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

China Xiangtai Food Co., Ltd. is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. WVM, Inc. is a tax-exempt company incorporated in the British Virgin Islands. CVS Limited is subject to Hong Kong law. Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei, JMC, Gangyixing WFOE and Fu Tong Ge are subject to PRC laws.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

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

10.I. Subsidiary Information

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects – Quantitative  and Qualitative Disclosures about Market Risk”

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.     Debt Securities

Not applicable.

12.B.     Warrants and Rights

Not applicable.

12.C.     Other Securities

Not applicable.

12.D.     American Depositary Shares

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

14.A. – 14.D.  Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Initial public offering

In May 2019, we completed our initial public offering of 1,172,360 of our ordinary shares, at an initial offering price of $5.00 per share. Boustead Securities, LLC acted as our underwriter.

We received gross proceeds approximately $5.1 million from our initial public offering. Except for our expenses relating to our IPO, we have used the proceeds for general working capital purpose.

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

Private Placement – Ordinary Shares

Securities Purchase Agreement dated July 27, 2020

On July 272020, we entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act, pursuant to which we sold 2,339,000 ordinary shares at a per share purchase price of $1.50. We received gross proceeds approximately $3.5 million from this offering. We used the proceeds for general working capital purposes.

Securities Purchase Agreement dated December 16, 2020

On December 16, 2020, we closed a private placement pursuant to certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act, pursuant to which we sold 704,762 ordinary shares at a per share purchase price of $1.50. We received $1,057,143 in gross proceeds from this offering. We used the proceeds for general working capital purposes.

Securities Purchase Agreement dated May 7, 2021

On May 7, 2021, we closed a private placement pursuant to certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act, pursuant to which we sold 5,580,000 ordinary shares at a per share purchase price of $0.80. We received $4,464,000 in gross proceeds from this offering. We used the proceeds for general working capital purposes.

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

There were no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective April 14, 2021, WWC, P.C. (“WWC”) was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements. Prager Metis CPAs, LLC (“Prager Metis”) served as the Company’s independent registered public accounting firm the fiscal year ended June 30, 2020 and Friedman LLP (“Friedman”) served as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2019. Audit services provided by WWC, P.C. for fiscal year ended June 30, 2021 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. Audit services provided by Prager Metis for fiscal year ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. Audit services provided by Friedman LLP for fiscal year ended June 30, 2019 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended June 30, 2021 was $240,000. Prager Metis’ fee for the fiscal year ended June 30, 2020 was $270,000. Friedman’s fee for the annual audit was $250,000 for our financial statements for the fiscal year ended June 30, 2019.

Audit-Related Fees

There was no audit-related service fees incurred from WWC, Prager Metis or Friedman for the fiscal years ended June 30, 2021, 2020 or 2019.

Tax Fees

There was no tax service fees incurred from WWC, Prager Metis or Friedman for the fiscal years ended June 30, 2021, 2020 or 2019.

All Other Fees

There was no other services fees incurred from WWC in fiscal year ended June 30, 20201. Friedman’s other services fees for the fiscal year ended June 30, 2020 was $45,000. There was no other services fees incurred from Prager Metis in fiscal year ended June 30, 2020. There was no other service fee from Friedman in the fiscal year ended June 30, 2019.

Audit Committee Pre-Approval Policies

WWC’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by WWC have been so approved and ratified.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2021.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 25, 2020, the Company dismissed its independent registered public accounting firm, Friedman LLP.

The report of Friedman LLP on the financial statements of the Company for the fiscal years ended June 30, 2019, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

During the fiscal year ended June 30, 2019 and through April 25, 2020, the date of dismissal, (a) there were no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

Effective May 4, 2020, the Audit Committee of the Company appointed Prager Metis as its independent registered public accounting firm to audit and review the Company’s financial statements. During the fiscal years ended June 30, 2019, 2018 and any subsequent interim periods through the date of the engagement of Prager Metis, neither the Company, nor someone on its behalf, has consulted Prager Metis regarding:

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

On April 15, 2021, the Company dismissed its independent registered public accounting firm, Prager Metis.

The reports of Prager Metis on the financial statements of the Company for the fiscal years ended June 30, 2020 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

During the fiscal year ended June 30, 2020 and through April 15, 2021, the date of dismissal, (a) there were no disagreements with Prager Metis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prager Metis, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

Effective April 14, 2021, the Audit Committee of the Company appointed WWC as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the fiscal years ended June 30, 2020 and 2019 and any subsequent interim periods through the date of the engagement of Prager Metis, neither the Company, nor someone on its behalf, has consulted Prager Metis regarding:

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

ITEM 16G.     CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of all equity compensation plans and any material amendments to such plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18.

ITEM 18.     FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.     EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Amended and Restated Memorandum and Articles of Association of China Xiangtai Food Co., Ltd.
2.1	Form of Convertible Debenture pursuant to a Securities Purchase Agreement dated November 22, 2019 (Incorporated by reference from the Form 6-K filed with the SEC on November 25, 2019)
2.2	Form of Convertible Debenture pursuant to a Securities Purchase Agreement dated June 19, 2020 (Incorporated by reference from the Form 6-K filed with the SEC on June 19, 2020)
4.1

English translation of executed business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017 (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)

4.2

English translation of executed amendment to Business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018 (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)

4.3

English translation of executed consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017 (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)

4.4

English translation of executed amendment to Consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018 (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)

4.5

English translation of form Voting Rights Proxy and Financial Supporting Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)

4.6

English translation of form Equity Option Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)

4.7

English translation of form Equity Pledge Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)

4.8	Executed employment agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
4.9	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xia Wang (Incorporated by reference from the Form 6-K filed with the SEC on October 5, 2020)

4.10	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xiaohui Wu (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
4.11	Executed director service agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
4.12	Director Offer Letter with K. Bryce Toussaint (Incorporated by reference from the Form 6-K filed with the SEC on August 6, 2020)
4.14	Director Offer Letter with Scott Silverman (Incorporated by reference from the Form 6-K filed with the SEC on August 6, 2020)
4.16	Director Offer Letter with Xiaohui Wu (Incorporated by reference from the Form 20-F filed with the SEC on November 06, 2019)
4.17	Director Offer Letter with Yun Xia (Incorporated by reference from the Form 20-F filed with the SEC on November 06, 2019)
4.18	Director Offer Letter with Zhaorong Zhu (Incorporated by reference from the Form 20-F filed with the SEC on November 06, 2019)
4.19	Call Option Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018 (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
4.20	Entrustment Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018 (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
4.21	Summary Translation of Loan Agreement - Shanghai Pudong Development (SPD) Bank (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)
4.22	Summary Translation of Loan Agreement - Chongqing Rural Commercial Bank (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)
4.23	Summary Translation of Loan Agreement - Chongqing Puluosi Small Mortgage Co., Ltd. (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)
4.24	Summary Translation of Loan Agreement - Chongqing Puluosi Small Mortgage Co., Ltd. (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)
4.25

Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Chongqing Pengmei Supermarket Co. Ltd. (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.26

Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Chongqing Penglin Food Co. Ltd. (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.27

Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Guangan Yongpeng Food Co. Ltd. (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.28	Summary Translation of Loan Agreement – Chongqing Dadukou Village & Township Bank (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)
4.29	Securities Purchase Agreement, date November 22, 2019 (Incorporated by reference from the Form 6-K filed with the SEC on November 25, 2019)
4.30	Registration Rights Agreement, dated November 22, 2019 (Incorporated by reference from the Form 6-K filed with the SEC on November 25, 2019)

4.31	Amendment Agreement to the Convertible Debenture issued on November 22, 2019, dated December 18, 2019 (Incorporated by reference from the Form 6-K filed with the SEC on December 19, 2019)
4.32

Share Purchase Agreement among China Xiangtai Food Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020 (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.33

Technical Consultation and Service Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Ji Mao Cang Feed Co., Ltd., dated April 3, 2020 (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.34

Equity Pledge Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020 (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.35

Equity Option Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020 (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.36

Voting Rights and Proxy and Financial Support Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated April 3, 2020 (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.37

Addendum to Securities Purchase Agreement among China Xiangtai Food Co., Ltd., Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Ji Mao Cang Feed Co., Ltd. and its shareholders, dated November 17, 2020 (Incorporated by reference from the Form 20-F filed with the SEC on November 17, 2020)

4.38	Conversion Agreement, dated May 22, 2020 (Incorporated by reference from the Form 6-K filed with the SEC on May 22, 2020)
4.39	Securities Purchase Agreement, date June 19, 2020 (Incorporated by reference from the Form 6-K filed with the SEC on June 19, 2020)
4.40

Amendment Agreement to the Convertible Debentures issued on November 22, 2019 and December 30 ,2019, dated June 19, 2020 (Incorporated by reference from the Form 6-K filed with the SEC on June 19, 2020)

4.41	Form of Private Placement Subscription Agreement (Incorporated by reference from the Form 6-K filed with the SEC on August 20, 2020)
4.42	Amendment Agreement to the Convertible Debenture issued on December 30, 2019, dated September 15, 2020 (Incorporated by reference from the Form 6-K filed with the SEC on September 17, 2020)
4.43

Amendment Agreement to the Convertible Debentures issued on December 30, 2019 and March 9, 2020, dated November 13, 2020 (Incorporated by reference from the Form 6-K filed with the SEC on November 13, 2020)

4.44	Form of Private Placement Subscription Agreement, dated December 16, 2020 (Incorporated by reference from the Form 6-K filed with the SEC on December 19, 2020)
4.45

Amendment Agreement to the Convertible Debentures issued on March 9, 2020, June 19, 2020, July 17, 2020, August 14, 2020 and November 13, 2020, dated January 22, 2021 (Incorporated by reference from the Form 6-K filed with the SEC on January 26, 2021)

4.46

Amendment Agreement to the Convertible Debentures issued on March 9, 2020, June 19, 2020, July 17, 2020, August 14, 2020 and November 13, 2020, dated March 9, 2021 (Incorporated by reference from the Form 6-K filed with the SEC on March 11, 2021)

4.47

Amendment Agreement to the Convertible Debentures issued on June 19, 2020, July 17, 2020, August 14, 2020 and November 13, 2020, dated April 14, 2021 (Incorporated by reference from the Form 6-K filed with the SEC on April 15, 2021)

4.45	Form of Private Placement Subscription Agreement, dated May 7, 2021 (Incorporated by reference from the Form 6-K filed with the SEC on May 10, 2021)
4.46	Debt Settlment and Mutual Release Agreement with Xiaohui Wu dated May 4, 2021 (Incorporated by reference from the Form 6-K filed with the SEC on May 19, 2021)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Friedman LLP
15.2*	Consent of Prager Metis CPAs, LLC
15.3*	Consent of WWC, P.C.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA XIANGTAI FOOD CO., LTD.

By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwomen of the Board (Principal Executive Officer)

Date: November 15, 2021

CHINA XIANGTAI FOOD CO., LTD.

To:The Board of Directors and Shareholders of

China Xiangtai Food Co., Ltd.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Xiangtai Food Co., Ltd., its subsidiaries, and its variables interest entities (collectively the “Company”) as of June 30, 2021, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ (deficit) equity, and cash flows for the year ended June 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had incurred substantial losses during the year ended June 30, 2021, and had a working capital deficit, and a shareholders’ deficit which raises substantial doubt about its ability to continue as a going concern. Management’s plans to address this substantial doubt are set forth in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainly.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

San Mateo, California

November 15, 2021

We have served as the Company’s auditor since May 8, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

China Xiangtai Food Co., Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of China Xiangtai Food Co., Ltd. (the “Company”) as of June 30, 2020 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements), before the effects of the adjustments to retrospectively apply the change in accounting related to the discontinued operation of the Company’s subsidiaries, Chongqing Penglin Food Co., Ltd. (“CQ Penglin”), Guangan Yongpeng Food Co., Ltd. (“GA Yongpeng”) and Chongqing Pengmei Supermarket Co., Ltd. (“CQ Pengmei”), as described in Note 5 to the consolidated financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the discontinued operation of CQ Penglin, GA Yongpeng and CQ Pengmei as described in Note 5 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/ s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2020.

Hackensack, New Jersey

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

New York, New York

November 6, 2019

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,603	$1,071,564
Accounts receivable, net	11,142,558	9,833,936
Other receivables, net	—	41,687
Inventories	229,392	—
Prepayments, net	2,051,547	1,057,423
Current assets of discontinued operations	19,090,614	38,271,324
Total current assets	32,521,714	50,275,934

OTHER ASSETS
Plant and equipment, net	4,395	10,121
Goodwill	—	5,185,866
Deferred tax assets	2,331,145	648,768
Other assets of discontinued operations	6,018,574	7,228,745
Total other assets	8,354,114	13,073,500

Total assets	$40,875,828	$63,349,434

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES
Short-term loans - banks	$782,073	$1,245,489
Loans from third parties	—	500,000
Convertible debenture, net	1,300,000	4,768,312
Accounts payable	9,966,193	5,727,718
Customer deposits	4,309,819	1,159,902
Customer deposits - related party	5,958	—
Other payables and accrued liabilities	242,410	409,725
Other payables - related parties	3,229,948	2,264,566
Taxes payable	1,034,421	399,276
Current liabilities of discontinued operations	17,826,470	16,260,602
Total current liabilities	38,697,292	32,735,590

OTHER LIABILITIES
Other liabilities of discontinued operations	3,798,524	3,787,008
Total other liabilities	3,798,524	3,787,008

Total liabilities	42,495,816	36,522,598

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' (DEFICIT) EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 40,716,642 and 23,971,084 shares issued and outstanding as of June 30, 2021 and 2020, respectively	407,167	239,711
Additional paid-in capital	32,175,798	15,765,411
Deferred share compensation	(21,140)	(47,708)
Statutory reserves	1,670,367	1,670,367
(Accumulated deficit) retained earnings	(38,574,620)	7,034,899
Accumulated other comprehensive income (loss)	1,120,774	(856,218)
Total China Xiangtai Food Co., Ltd. shareholders' (deficit) equity	(3,221,654)	23,806,462

NONCONTROLLING INTERESTS	1,601,666	3,020,374

Total (deficit) equity	(1,619,988)	26,826,836

Total liabilities and shareholders' equity	$40,875,828	$63,349,434

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2021	2020	2019
REVENUES
Feed raw material	$76,489,466	$24,248,765	$—
Feed raw material - related party	4,008,969	—	—
Total revenues	80,498,435	24,248,765	—

COST OF REVENUES
Feed raw material	73,644,789	22,219,528	—
Feed raw material - related party	3,856,628	—	—
Total cost of revenues	77,501,417	22,219,528	—

GROSS PROFIT	2,997,018	2,029,237	—

OPERATING EXPENSES:
Selling	238,624	63,863	—
General and administrative	2,007,609	2,978,213	511,211
Provision for doubtful accounts	6,324,020	666,690	—
Stock compensation expense	1,889,173	930,223	—
Impairment of goodwill	5,533,507	—	—
Total operating expenses	15,992,933	4,638,989	511,211

LOSS FROM OPERATIONS	(12,995,915)	(2,609,752)	(511,211)

OTHER INCOME (EXPENSE)
Interest income	1,114	2,450	1,763
Interest expense	(294,139)	(167,097)	—
Other finance expenses	(136,456)	(362,413)	(927)
Other (expense) income, net	100	(6,255)	4
Gain on debt settlements	125,215	—	—
Total other (expense) income, net	(304,166)	(533,315)	840

LOSS BEFORE INCOME TAXES	(13,300,081)	(3,143,067)	(510,371)

(BENEFIT OF) PROVISION FOR INCOME TAXES	(1,002,346)	223,173	—

NET LOSS FROM CONTINUING OPERATIONS	(12,297,735)	(3,366,240)	(510,371)

NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS	(34,785,232)	(1,033,293)	4,873,962

NET (LOSS) INCOME	(47,082,967)	(4,399,533)	4,363,591

Less: Net (loss) income attributable to non-controlling interest from continuing operations	(1,473,448)	477,409	—

NET (LOSS) INCOME ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(45,609,519)	$(4,876,942)	$4,363,591

NET (LOSS) INCOME	$(47,082,967)	$(4,399,533)	$4,363,591

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	2,031,732	(559,320)	(267,546)

TOTAL COMPREHENSIVE (LOSS) INCOME	(45,051,235)	(4,958,853)	4,096,045

Less: Comprehensive (loss) income attributable to non-controlling interests from continuing operations	(1,418,708)	465,736	—

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(43,632,527)	$(5,424,589)	$4,096,045

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	33,194,383	22,417,524	20,319,723
Diluted	33,194,383	22,417,524	20,944,951

(LOSS) EARNINGS PER SHARE - BASIC
Continuing operations	$(0.33)	$(0.16)	$(0.03)
Discontinued operations	$(1.05)	$(0.06)	$0.24

(LOSS) EARNINGS PER SHARE - DILUTED
Continuing operations	$(0.33)	$(0.16)	$(0.02)
Discontinued operations	$(1.05)	$(0.06)	$0.23

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

							Accumulated
			Additional	Deferred	Retained earnings (accumulated deficit)		other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	compensation	reserves	Unrestricted	loss (income)	interests	Total
BALANCE, June 30, 2018	20,000,000	$200,000	$4,655,943	$—	$940,816	$8,277,801	$(41,025)	$—	$14,033,535
Issuance of ordinary shares through private placements	66,667	667	199,333		—	—	—	—	200,000
Issuance of ordinary shares in connection with redemption rights	725,000	7,250	1,792,750	—	—	—	—	—	1,800,000
Issuance of ordinary shares through initial public offering, net	1,172,360	11,723	4,383,911	—	—	—	—	—	4,395,634
Net income	—	—	—	—	—	4,363,591	—	—	4,363,591
Statutory reserves	—	—	—	—	555,826	(555,826)	—	—	—
Foreign currency translation	—	—	—	—	—	—	(267,546)	—	(267,546)
BALANCE, June 30, 2019	21,964,027	219,640	11,031,937	—	1,496,642	12,085,566	(308,571)	—	24,525,214
Issuance of ordinary shares for services	180,000	1,800	762,700	(114,500)	—	—	—	—	650,000
Amortization of deferred share compensation	—	—	—	66,792	—	—	—	—	66,792
Options issued to directors	—	—	213,431	—	—	—	—	—	213,431
Issuance of ordinary shares for acquisition	1,000,000	10,000	2,648,909	—	—	—	—	—	2,658,909
Fair value of noncontrolling interest acquired	—	—	—	—	—	—	—	2,554,638	2,554,638
Fair value of beneficial conversion feature of convertible debenture	—	—	259,540		—	—	—	—	259,540
Conversion convertible debenture into ordinary shares	827,057	8,271	848,894	—	—	—	—	—	857,165
Net (loss) income	—	—	—	—	—	(4,876,942)	—	477,409	(4,399,533)
Statutory reserves	—	—	—	—	173,725	(173,725)	—	—	—
Foreign currency translation	—	—	—	—	—	—	(547,647)	(11,673)	(559,320)
BALANCE, June 30, 2020	23,971,084	239,711	15,765,411	(47,708)	1,670,367	7,034,899	(856,218)	3,020,374	26,826,836
Issuance of ordinary shares for compensation	200,000	2,000	266,000	(268,000)	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	315,708	—	—	—	—	315,708
Options issued to directors	—	—	30,490	—	—	—	—	—	30,490
Sales of ordinary shares	8,623,762	86,238	8,905,927	—	—	—	—	—	8,992,165
Conversion convertible debenture into ordinary shares	5,121,796	51,218	5,015,070	—	—	—	—	—	5,066,288
Issuance of ordinary shares for debt settlements	927,000	9,270	732,515	—	—	—	—	—	741,785
Issuance of ordinary shares for services	1,873,000	18,730	1,460,385	(21,140)	—	—	—	—	1,457,975
Net loss	—	—	—	—	—	(45,609,519)	—	(1,473,448)	(47,082,967)
Foreign currency translation	—	—	—		—	—	1,976,992	54,740	2,031,732
BALANCE, June 30, 2021	40,716,642	$407,167	$32,175,798	$(21,140)	$1,670,367	$(38,574,620)	$1,120,774	$1,601,666	$(1,619,988)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(47,082,967)	$(4,399,533)	$4,363,591
Net (loss) income from discontinued operations	(34,785,232)	(1,033,293)	4,873,962
Net loss from continuing operations	(12,297,735)	(3,366,240)	(510,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,514	1,579	—
Provision for doubtful accounts	6,324,385	666,690	—
Stock compensation expense	1,889,173	930,223	—
Late payment penalty expense	—	500,000	—
Impairment of goodwill	5,533,507	—	—
Amortization of convertible debenture issuance cost and discount	131,688	357,853	—
Gain on debt settlement	(125,215)	—	—
Deferred tax benefit	(1,581,005)	(166,673)	—
Change in operating assets and liabilities
Accounts receivable	(6,699,357)	(4,990,802)	—
Accounts receivable - related party	—	—	(55,255)
Other receivables	45,840	(32,368)	—
Inventories	(223,696)	318,478	—
Prepayments	(877,450)	3,062,453	—
Security deposits	—	1,388,179	(1,388,179)
Accounts payable	3,607,050	2,453,522	—
Customer deposits	2,965,151	(2,748,738)	—
Customer deposits - related party	5,811	—	—
Other payables and accrued liabilities	279,290	268,753	120,420
Taxes payable	582,694	390,715	—
Net cash provided by (used in) operating activities from continuing operations	(433,355)	(966,376)	(1,833,385)
Net cash used in operating activities from discontinued operations	(10,110,475)	(4,945,643)	(3,433,876)
Net cash used in operating activities	(10,543,830)	(5,912,019)	(5,267,261)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from acquisition of JMC	—	859,461	—
Net cash provided by investing activities from continuing operations	—	859,461	—
Net cash (used in) provided by investing activities from discontinued operations	—	(700,399)	1,193,544
Net cash provided by investing activities	—	159,062	1,193,544

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	78,272	—	—
Repayments of other payables - related parties, net	(1,267,425)	(5,806,825)	(801,409)
Proceeds from issuance of ordinary shares through private placements	8,992,165	—	1,039,916
Proceeds from issuance of ordinary shares with redemption rights	—	—	200,000
Proceeds from short-term loans - banks	—	469,288	4,395,634
Repayments of short-term loans - banks	(1,328,981)	(213,312)	—
Proceeds from long-term loan - banks	762,654	—	—
Proceeds from convertible debentures, net of issuance costs	1,300,000	5,480,000	—
Net cash provided by (used in) financing activities from continuing operations	8,536,685	(70,849)	4,834,141
Net cash provided by financing activities from discontinued operations	117,482	4,147,857	1,816,385
Net cash provided by financing activities	8,654,167	4,077,008	6,650,526

EFFECT OF EXCHANGE RATE ON CASH	459,834	(4,296)	320,103

CHANGES IN CASH	(1,429,829)	(1,680,245)	2,896,912

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	1,535,760	3,216,005	319,093

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	105,931	1,535,760	3,216,005

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	98,328	464,196	531,362

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	$7,603	$1,071,564	$2,684,643

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$—
Cash paid for interest	$644,319	$488,360	$823,551

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party offset with other payable - related party
upon execution of the tri-party offset agreement	$—	$1,195,585	$439,479
Issuance of ordinary shares with redemption rights of mezzanine equity	$—	$—	$1,800,000
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$11,568	$3,240,920	$—
Issuance of ordinary shares for acquisition	$—	$2,658,909	$—
Conversion of convertible debenture into ordinary shares	$5,066,288	$857,165	$—
Conversion of debts into ordinary shares	$741,785	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

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

The Company, through its variable interest entity (“VIE”), Chongqin Penglin Food Co., Ltd. (“CQ Penglin”) and through its wholly-owned subsidiary, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”), engages in slaughtering, processing, packing and selling various processed meat products. On July 2, 2018, the Company acquired Chongqing Pengmei Supermarket Co. Ltd., (“CQ Pengmei”) that operated two grocery stores under common control of Ms. Zeshu Dai, its CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price was at the carrying value on CQ Pengmei books and records for a total of approximately $0.9 million (RMB 5,949,052). In February 2020, the Company discontinued its grocery stores business as the Company has been operating at losses in this business. As a result, the results of operations for the Company's grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

On April 3, 2020, the Company entered into a Share Purchase Agreement ("SPA") with Xiangtai WFOE, Chongqing Ji Mao Cang Feed Co., Ltd. ("JMC"), which engages in raw feed material and formula solution wholesales business, and the shareholders of JMC ("JMC Shareholders"). Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC's equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $1.77 per share, the closing price of the Company's ordinary share on April 3, 2020, for an aggregate discounted purchase price of $2,658,909 with probability of contingent considerations, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders' agreement to cause JMC to enter into certain VIE agreements with Xiangtai WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC's after-tax net income. (See Note 4).

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Xiangtai Cayman.

On September 3, 2020, the Company entered into a share purchase agreement with Silanchi, a British Virgin Islands company, and China Gelingge Holding Limitied and China Yaxinge Holding Limited, the shareholders of Silanchi, who collectively hold 100% equity interest of Silanchi and to deliver a total consideration of US$100 in exchange for acquiring 98% equity interest of Silanchi. Silanchi was established on December 12, 2019. Silanchi is a holding company holding all of the outstanding equity of Haochuangge Limited (“Haochuangge”), which was incorporated in January 2020 under the laws of Hong Kong.

The accompanying consolidated financial statements reflect the activities of Xiangtai Cayman and each of the following entities:

Name	Background	Ownership
Xiangtai BVI	· A British Virgin Islands company	100% owned by Xiangtai Cayman
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK
CQ Penglin	· A PRC limited liability company
	· Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE
GA Yongpeng	· A PRC limited liability company
	· Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE
CQ Pengmei	· A PRC limited liability company	100% owned by Xiangtai WFOE
· Grocery stores selling daily necessities
JMC	· A PRC limited liability company	51 % VIE of Xiangtai WFOE
· Feed raw materials and formula solutions wholesales.
Silanchi	· A British Virgin Islands company	100% owned by Xiangtai Cayman
Haochuangge	· A Hong Kong company	100% owned by Silanchi

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of June 30, 2021, the Company had an accumulated deficit of $38,574,620, and net loss of $47,082,967 for the year ended June 30, 2021. The continuation of the Company as a going concern is dependent upon generating positive operating cash flows in its primary operations, or the procurement of additional external financing. Management believes that it will be able to undertake debt financing in the form of short-term bank loans, loans from related parties, and issuance of convertible notes that can be utilized by the Company as working capital and for capital expenditures. however, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its variable interest entities. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs into our judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Estimates are used when accounting for items and matters including, but not limited to revenue recognition, residual values, lease classification and liabilities, inventory obsolescence, right-of-use assets, determinations of the useful lives and valuation of long-lived assets and goodwill, estimates of allowances for doubtful accounts, estimates of impairment of long-lived assets and goodwill, valuation of

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

deferred tax assets, estimated fair value used in business acquisitions, issuance of common stock and warrants exercised and other provisions and contingencies.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $1,120,774 and $(856,218) as of June 30, 2021 and 2020, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2021 and 2020 were translated at 6.46 RMB and 7.07 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended June 30, 2021, 2020 and 2019 were 6.62 RMB, 7.03 RMB and 6.83 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Business combinations

The purchase of price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired business are included in the Company's operating results from the date of acquisition.

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other receivables

Other receivables primarily include advances to employees, amounts due from unrelated entities, VAT tax refunds, and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2021 and 2020, allowance for the doubtful accounts were $0 and $3,091 for continuing operations, respectively. As of June 30, 2021 and 2020, allowance for the doubtful accounts were $151,899 and $47,272 for discontinued operations, respectively.

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

Security deposits

Security deposits include loan deposits to service providers who assisted the Company as a third party guarantor in the Company’s bank loans. These amounts are non-interest bearing and refundable upon the repayments of the loans or notes payable or fulfillment of sales contracts. Security deposits considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2021 and 2020, allowance for the doubtful accounts were $782,757 and $715,024 for discontinued operations, respectively. As of June 30, 2021 and 2020, no allowance for the doubtful accounts was recognized for continuing operations, respectively.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 0% or 5% residual value. The estimated useful lives are as follows:

Useful Life
Building	10‑20 years
Electronic devices	5‑10 years
Automobile	5‑10 years
Office equipment	5 years
Leasehold improvements	Shorter of the lease term or useful life

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

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

If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2021, 2020 and 2019, $151,398, $0 and $0 impairment of intangible assets was recognized for discontinued operations, respectively. During the years ended June 30, 2021, 2020 and 2019, no impairment of intangible assets was recognized for continuing operations.

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

If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive income (loss). Impairment losses on goodwill are not reversed. For the years ended June 30, 2021, 2020 and 2019, $5,533,507, $0 and $0 impairment of goodwill was recorded for continuing operations. For the years ended June 30, 2021, 2020 and 2019, no impairment of goodwill was recorded for discontinued operations.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2021, 2020 and 2019, $874,625, $724,987 and $0 impairment of long-lived assets was recognized for discontinued operations, respectively. During the years ended June 30, 2021, 2020 and 2019, no impairment of long-lived assets was recognized for continuing operations.

Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”.  The embedded conversion features of convertible debentures not separately accounted for as a derivative and contained considered to be derivative instruments provide for a rate of conversion that is below market value. Such feature is normally characterized as a “beneficial conversion feature” (“BCF”) required to separate the instruments into debt and equity. A BCF is a non-detachable conversion feature that is "in the money" at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is "in the money" if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible. The relative fair values of the BCF were recorded as discounts from the face amount of the respective debt instrument. The Company amortized the discount using the straight-line method which approximates the effective interest method through maturity of such instruments.

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

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company engages in the distribution of animal feed. The Company is a principal in the feed distribution business, where it takes the risk and rewards of ownership of the feed products which are typically soybeans shell. The Company typically recognizes revenue for these products upon shipping, where the Company transfers ownership of the product to its customers, which is the primary performance obligation in the sales cycle, satisfaction of the obligation is typically evidenced by a form of customer acceptance. Sales contracts typically do not set forth terms for return of products or refund of payments.

Cost of revenues

Cost of revenues comprised of the cost of raw materials and the cost of processing and overhead expenses on sold products.

Shipping and handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs from discontinued operations amounted to $1,472, $16,913 and $14,876 for the years ended June 30, 2021, 2020 and 2019, respectively. Continuing operations did not incur any advertising costs for the years ended June 30, 2021, 2020 and 2019. Advertising costs are expensed as incurred and included in selling expenses.

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2018 to 2020 are subject to examination by any applicable tax authorities.

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

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested stock options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $0.8 and conversion effect of 1,125,182 ordinary shares, a total of $0.7 million principal value of convertible debts issued on June 19, 2020 with floor conversion price of $0.8 and conversion effect of 912,532 ordinary shares, a total of $0.7 million principal value of convertible debts with floor conversion price of $2.5 issued on July 17, 2020 and estimated conversion effect of 280,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on August 14, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, a total of $0.3 million principal value of

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

convertible debts issued on November 13, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the year ended June 30, 2021 due to its anti-diluted effect.

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

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans from continuing operations were $18,753, $2,938 and $0 for the years ended June 30, 2021, 2020 and 2019, respectively. Total expenses for the plans from discontinued operations were $27,635, $59,702 and $95,331 for the years ended June 30, 2021, 2020 and 2019, respectively.

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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

Pursuant to the Contractual Arrangements, CQ Penglin pays service fees equal to all of its net income to Xiangtai WFOE and JMC pays service fees equal to 51% of its net income to Xiangtai WFOE. At the same time, Xiangtai WFOE is obligated to absorb all of CQ Penglin’s losses and to absorb 51% of JMC's losses. The Contractual Arrangements are designed so that CQ Penglin and JMC operate for the benefit of Xiangtai WFOE and ultimately, the Company. Accordingly, the accounts of CQ Penglin and JMC are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amount of VIE’s consolidated assets and liabilities are as follows:

	June 30, 2021	June 30, 2020

Current assets	$31,673,532	$48,347,542
Property and equipment, net	4,395	10,121
Other noncurrent assets	7,017,153	4,951,796
Total assets	38,695,080	53,309,459
Total liabilities	(65,059,893)	(42,919,217)
Net assets	$(26,364,813)	$10,390,242

	June 30, 2021	June 30, 2020

Current liabilities:
Short-term loans - banks	$782,073	$1,245,489
Accounts payable	9,966,193	5,727,718
Other payables and accrued liabilities	21,768	17,007
Other payables - related parties	1,483,634	2,879,867
Customer deposits	4,309,819	1,159,902
Customer deposits - related party	5,958	—
Taxes payable	1,034,421	399,276
Current liabilities of discontinued operations	21,759,683	28,120,679
Total current liabilities	39,363,549	39,549,938

Other liabilities:
Other liabilities of discontinued operations	25,696,344	3,369,279
Total other liabilities	25,696,344	3,369,279

Total liabilities	$65,059,893	$42,919,217

The summarized operating results of the VIE’s are as follows:

	For the year ended	For the year ended	For the year ended
	June 30, 2021	June 30, 2020	June 30, 2019

Operating revenues	$80,498,435	$24,248,765	$—
Gross profit	$2,997,018	$2,029,237	$—
(Loss) income from operations	$(3,872,881)	$1,242,103	$—
Net (loss) income from continuing operations	$(3,007,036)	$974,302	$—
Net (loss) income from discontinued operations	(33,789,915)	—	5,333,912
Net (loss) income	(36,796,951)	974,302	5,333,912
Less: net (loss) income attributable to non-controlling interest	(1,473,448)	477,409	—
Net (loss) income attributable to Xiangtai Cayman	$(35,323,503)	$496,893	$5,333,912

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Note 5 – Discontinued Operations

In February 2020, the Company discontinued its grocery stores business and in April 2021, the Company discontinued its farmers’ market and supermarket business as the businesses have been operating at losses. As a result, the results of operations for the Company’s farmers' market and supermarket and grocery stores business are reported as discontinued operations under the guidance of ASC 205.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of June 30, 2021 and 2020 is as follow:

Carrying amounts of major classes of assets included as part of discontinued operations of CQ Penglin, GA Yongpeng and CQ Pengmei:

o
	June 30, 2021	June 30, 2020
CURRENT ASSETS:
Cash and cash equivalents	$62,422	$464,196
Restricted cash	35,906	—
Accounts receivables, net	18,898,267	30,738,821
Other receivables, net	45,597	164,602
Prepayments	48,422	6,663,029
Security deposits	—	240,676
Total current assets of discontinued operations	19,090,614	38,271,324

OTHER ASSETS:
Other receivables	85,139	88,056
Plant and equipment, net	2,410,975	3,471,624
Intangible assets, net	313,478	437,989
Operating lease right-of-use assets	3,208,982	3,231,076
Total other assets of discontinued operations	6,018,574	7,228,745

Total assets of discontinued operations	$25,109,188	$45,500,069

Carrying amounts of major classes of liabilities included as part of discontinued operations of CQ Penglin, GA Yongpeng and CQ Pengmei:

CURRENT LIABILITIES:
Short-term loan – banks	$—	$3,450,566
Loans from third parties	7,928,114	4,987,252
Current maturities of long-term loan - bank	850,808	777,558
Accounts payable	2,517,290	1,847,440
Customer deposits	82,212	112,690
Customer deposit - related party	29,990	27,395
Other payables and accrued liabilities	3,356,319	1,948,515
Other payables – related parties	6,182	260
Operating lease liabilities	77,127	166,075
Taxes payable	2,978,428	2,942,851
Total current liabilities of discontinued operations	17,826,470	16,260,602

OTHER LIABILITIES:
Loans from third parties	1,959,053	2,074,871
Long-term loans – related parties	780,524	713,325
Operating lease liabilities - noncurrent	1,058,947	998,812
Total other liabilities of discontinued operations	3,798,524	3,787,008
Total liabilities of discontinued operations	$21,624,994	$20,047,610

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2021, 2020 and 2019.

	For the Year Ended	For the Year Ended	For the Year Ended
	June 30,	June 30,	June 30,
	2021	2020	2019
REVENUES:
Supermarket and grocery store	$1,777,222	$7,402,284	$7,322,243
Farmers' market	47,325,339	80,475,418	95,222,909
Total revenues	49,102,561	87,877,702	102,545,152

COST OF REVENUES:
Supermarket and grocery store	1,885,056	6,397,149	6,371,345
Farmers' market	46,519,672	76,192,444	87,172,588
Total cost of revenues	48,404,728	82,589,593	93,543,933

Gross profit	697,833	5,288,109	9,001,219

OPERATING EXPENSES:
Selling	672,323	1,168,788	1,255,340
General and administrative	785,133	1,352,350	956,162
Provision for doubtful accounts	31,786,029	1,072,120	743,986
Loss on disposal	7,551	276,648	—
Impairment of long-lived assets	1,026,023	724,987	—
Total operating expenses	34,277,059	4,594,893	2,955,488

(Loss) income from operations	(33,579,226)	693,216	6,045,731

OTHER INCOME (EXPENSES)
Interest income	362	612	433
Interest expense	(1,518,593)	(1,621,319)	(841,130)
Other finance expense	(21,233)	(58,292)	(137,999)
Other income, net	333,458	(47,510)	20,576
Total other expenses, net	(1,206,006)	(1,726,509)	(958,120)

(Loss) income before income taxes	(34,785,232)	(1,033,293)	5,087,611

Income tax expense	—	—	213,649

Net (loss) income from discontinued operations	$(34,785,232)	$(1,033,293)	$4,873,962

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	June 30, 2021	June 30, 2020

Accounts receivable	$73,308,380	$44,505,100
Allowance for doubtful accounts	(43,267,555)	(3,932,343)
Total accounts receivable, net	$30,040,825	$40,572,757
Less: accounts receivable - discontinued operations	(18,898,267)	(30,738,821)
Accounts receivable, net - continuing operations	$11,142,558	$9,833,936

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movements of allowance for doubtful accounts are as follows:

	June 30, 2021	June 30, 2020

Beginning balance	$3,932,343	$2,304,817
Balance inherited from JMC	—	930,657
Addition	38,100,340	769,764
Write off	—	—
Exchange rate effect	1,234,872	(72,895)
Ending balance	$43,267,555	$3,932,343
Less: discontinued operations	(8,227,240)	(2,342,585)
Ending balance - continuing operations	$35,040,315	$1,589,758

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	June 30, 2021	June 30, 2020

Buildings	$2,603,775	$3,393,212
Automobile	181,231	165,628
Electronic devices	3,011,942	3,691,929
Office equipment	46,607	42,595
Construction-in-progress	—	495,634
Subtotal	5,843,555	7,788,998
Less: accumulated depreciation	(3,428,185)	(4,307,253)
Total	$2,415,370	$3,481,745
Less: plant and equipment, net - discontinued operations	(2,410,975)	(3,471,624)
Plant and equipment, net - continuing operations	$4,395	$10,121

Depreciation expense from continuing operations for the years ended June 30, 2021, 2020 and 2019 amounted to $6,514, $1,579 and $0, respectively. Depreciation expense from discontinued operations for the years ended June 30, 2021, 2020 and 2019 amounted to $478,610, $620,240 and $679,093, respectively. Loss on disposal and impairment of long-lived assets from discontinued operations for the years ended June 30, 2021, 2020 and 2019 was $882,176, $1,001,635 and $0, respectively.

As of June 30, 2021, property valued at RMB 12,268,800 (approximately $1.9 million) was pledged as collateral to secure a loan that a related party borrowed from a bank, and property valued at RMB 36,626,600 (approximately $5.7 million) was pledged as collateral to secure a short-term bank loan (see Note 10).

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2021	June 30, 2020

Land use rights	$409,775	$586,795
Less: accumulated amortization	(96,297)	(148,806)
Net intangible assets	$313,478	$437,989
Less: intangible assets, net - discontinued operations	(313,478)	(437,989)
Intangible assets, net - continuing operations	$—	$—

Amortization expense from discontinued operations for the years ended June 30, 2021, 2020 and 2019 amounted to $10,257, $11,792 and $12,147, respectively. Loss on disposal and impairment of long-lived assets from discontinued

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operations for the years ended June 30, 2021, 2020 and 2019 was $151,398, $0 and $0, respectively. As of June 30, 2021, GA Yongpeng’s land use right valued at RMB 10,198,100 (approximately $1.6 million) was pledged as collateral to secure a loan that a related party borrowed from a bank (see Note 9).

The estimated amortization is as follows:

Estimated
Twelve months ending June 30,	amortization expense
2022	$7,992
2023	7,992
2024	7,992
2025	7,992
2026	7,992
Thereafter	273,518
Total	$313,478
Less: estimated amortization - discontinued operations	(313,478)
Estimated amortization - continuing operations	—

Note 9 – Related party transactions and balances

Related party transactions

a.	Revenues – related party:

		For the Year	For the Year	For the Year
		Ended June 30,	Ended June 30,	Ended June 30,
Name of related party	Relationship	2021	2020	2019

Chongqing Puyuhong Commerce Co., Ltd. ("CQ Puyuhong")	Significantly influenced by JMC	$4,008,969	$—	$—
Less: revenues - related party - discontinued operations		—	—	—
Total revenues - related party - continuing operations		$4,008,969	$—	$—

Related party balances

b.    Customer deposits – related parties:

Name of related party	Relationship	June 30, 2021	June 30, 2020

CQ Mingwen	Significantly influenced by Penglin	$29,990	$27,395
CQ Puyuhong	Significantly influenced by JMC	5,958	—
Total		35,948	27,395
Less: customer deposit - related party - discontinued operations		(29,990)	(27,395)
Total customer deposit - related party - continuing operations		5,958	—

b.    Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, and related accrued interest payable

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on the advances. These advances are unsecured and non-interest bearing, except payables to Jiaping Zhou and Jun Zhou with an annual interest rate of 4.35%. Current payables are due on demand.

Name of related party	Name of related party	June 30, 2021	June 30, 2020

Xia Wang	Chief Financial Officer	$209,275	$153,659
Zeshu Dai	CEO	1,543,221	—
Penglin Wang	Son of the CEO	—	248
Zili Zhang	CEO of CQ Pengmei	—	12
Jiaping Zhou	Shareholder of JMC	—	231,268
Jun Zhou	Shareholder of JMC	1,483,634	1,879,639
Total		3,236,130	2,264,826
Less: other payables - related parties - discontinued operations		(6,182)	(260)
Total other payables - related parties - continuing operations		$3,229,948	$2,264,566

c.    Long-term loans – related parties:

Long-term loans – related parties are those long-term loans from advances made by certain related parties for the daily operations needs of the Company. These loans are unsecured and interest bearing.

			Weighted
			average	Collateral/
Long-term loans	Relationship	Maturities	interest rate	Guarantee	June 30, 2021	June 30, 2020

Xia Wang	CFO	January 15, 2022	9.60%	None	$111,503	$101,904
Penglin Wang	Son of CEO	December 11, 2024	9.60%	None	250,883	229,283
Yong Wang	Son of CEO	July 17, 2022	7.13%	None	294,245	268,912
Zeshu Dai	CEO	March 8, 2022	7.13%	None	123,893	113,226
Total					$780,524	$713,325
Less: long-term loans from related parties - discontinued operations					(780,524)	(713,325)
Total long-term loans from related parties - continuing operations					—	—

Interest expense incurred on the above mentioned related party loans for discontinued operations amounted to $62,635, $51,770 and $11,403 for the years ended June 30, 2021, 2020 and 2019, respectively.

d.     Guarantee provided to related party loan

On December 26, 2017, CQ Mingwen (the “borrower”) entered into a loan agreement with SPD Rural Bank (the lender) to borrow RMB 9 million (approximately $1.4 million) as working capital for one year. The loan was repaid RMB 1 million (approximately $0.1 million) and the remaining balance RMB 8 million (approximately $1.2 million) was extend

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to December 22, 2021. GA Yongpeng pledged its land-use right valued at RMB 10,198,100 (approximately $1.6 million) and building property valued at RMB 12,268,800 (approximately $1.9 million) as collateral (see Note 8 and 9 and 15).

e.    Loans guaranteed by related parties

The Company has various short-term loans guaranteed by its related parties. See Note 10.

Note 10 – Credit Facilities

Short term loans – banks

Outstanding balances on short-term bank loans consisted of the following:

		Weighted
		average
Lenders	Maturities	interest rate	Collateral/Guarantee	June 30, 2021	June 30, 2020

Shanghai Pudong Development ("SPD") Bank Chongqing Nanbing Road Branch	Fully repaid by October 2020	6.09%	A security deposit of $109,221 and guaranteed by the CEO and certain members of the family and affiliate	$—	$1,273,794
Chongqing Rural Commercial Bank	November 25, 2020	6.74%	Guaranteed by the CEO and certain members of the family and affiliate and Chongqing Reassurance Co., Inc.	—	1,839,928
Chongqing Beibei Chouzhou Bank Co., Ltd. (Chouzhou Bank)	March 20, 2020	6.96%	Guaranteed by GA Yongpeng's properties recorded at RMB 36,626,600 (approximately $5.2 million) and Zeshu Dai's 6.25% of stock right of GA Yongpeng recorded at RMB 1,250,000 (approximately $0.2 million)	—	336,845
The Agriculture Bank of China Chongqing Yubei Branch	June 27, 2021	3.85%	Guaranteed by the properties of JMC's CEO and CFO recorded at RMB 5,517,400 (approximately $0.8 million)	—	467,058
China Zheshang Bank Chongqing Branch	May 5, 2021	5.35%	Guaranteed by the properties of JMC's CEO and CFO recorded at RMB 12,090,000 (approximately $1.7 million)	—	778,430
Industrial and Commercial Bank of China Shiqiaopu Branch	March 11, 2022	3.85%	Guaranteed by the properties of JMC's CEO and CFO recorded at RMB 7,495,600 (approximately $1.2 million)	782,073	—
Total				$782,073	$4,696,055
Less: short term loans - banks - discontinued operations				—	(3,450,566)
Short term loans - banks - continuing operations				$782,073	$1,245,489

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans from third parties

Outstanding balances of third-party loans consisted of the following:

		Weighted
		average
Lenders	Maturities	interest rate	Collateral/Guarantee	June 30, 2021	June 30, 2020

Sichuan Toucu Financial Information Services Co., Ltd	—	9.0%	None	$—	$63,554
Chongqing Puluosi Small Mortgage Co., Ltd.	Various amounts due between November 2018 and January 2019 – in default*	12.0%	Guaranteed by the CEO and certain members of the family and affiliate	4,572,421	4,183,248
Gang Hu	September 4, 2022	7.13%	None	131,636	120,303
Chongqing Reassurance Co., Ltd.	Due upon request	17.4%	None	2,177,176	273,294
Mei Yang	—	24.0%	None	—	7,077
Ping Wang	September 17, 2021 (Subsequently extended to September 17, 2022)	10.8%	None	47,234	43,875
Yixuan Liu	September 11, 2022	12.0%	None	92,920	84,920
Shuming Yang	September 20, 2022	12.0%	None	185,839	169,839
Chunlan Zhuo	March 22, 2021 (Subsequently extended to March 22, 2022)	18.0%	None	36,094	63,911
Qin Cao	June 30, 2021 (Subsequently extended to June 30, 2022)	24.0%	None	5,380	30,005
Maohua Xia	June 30, 2021 (Subsequently extended to June 30, 2022)	24.0%	None	5,749	33,561
Shiguo Zhang	March 3, 2022	18.0%	None	340,705	—
Chongqing Shouqing Trading Co., Ltd.	September 7, 2021 (Subsequently extended to September 7, 2022)	12.0%	None	418,138	382,139
Shengli Huang	April 23, 2022	24.0%	None	—	99,073
Xiaofen Ai	June 17, 2021	24.0%	None	—	28,307
Chongqing Haobangshou Ecommerce Co., Ltd.	March 24, 2023	6.0%	None	1,548,659	1,415,328
Shiwen Zhang	September 2, 2021 (Subsequently extended to September 2, 2022)	24.0%	None	108,406	—
Xiaomei Qin	September 7, 2021 (Subsequently extended to September 7, 2022)	18.0%	None	30,973	—
Shengmeng Zhang	Various amounts due between October 2021 and December 2021 (Fully repaid in July 2021)	12.0%	None	46,460	—
Qin Zhou	February 28, 2022	18.0%	None	123,893	—
Mei Zhang	—	24.0%	None	—	49,536
Feng Zhou	February 28, 2022	12.0%	None	15,487	14,153
Xiaolin Cao	November 30, 2020 (Fully repaid by issuance of 500,000 ordinary shares in April 2021)	—%	None	—	500,000
Total loans from third parties				$9,887,170	$7,562,123
Total non-current loans from third parties				(2,424,426)	(2,074,871)
Total current loans from third parties				$7,462,744	$5,487,252
Less: current loans from third parties - discontinued operations				(7,462,744)	(4,987,252)
Current loans from third parties - continuing operations				$—	$500,000

*The Company received three complaints related to an approximately $1.5 million (RMB 10,000,000) loan that was due on November 13, 2018, an approximately $0.5 million (RMB 3,000,000) loan due on December 21, 2018, and an approximately $3.1 million (RMB 20,000,000) loan due on January 2, 2019. The following amounts have been accrued in the accompanying consolidated financial statements under discontinued operations for the years ended June 30, 2021 and 2020: interest at a default interest rate of 18% totaling approximately $721,000 and $781,000, respectively. As of the date

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of this report, the Company has paid approximately $0.5 million (RMB 3,411,544) of the total repayment. On October 27, 2020, Chongqing Yubei District People’s Court froze CQ Penglin bank accounts with a total balance of approximately $20,000 (RMB 130,295). As of the date of this report, the accounts are still frozen.

Long term and short-term loans – related parties

See Note 9.

Long-term loan - bank

The outstanding balance of long term bank loan consisted of the following:

		Weighted
		average
Lender	Maturity	interest rate	Collateral/Guarantee	June 30, 2021	June 30, 2020

Chongqing Dadukou Rongxing Village & Township Bank	September 20, 2020 (Subsequently in default*)	12.0%	Guaranteed by CQ Penglin, CQ Pengmei, GA Yongpeng, CQ Mingwen, the CEO and certain members of the family	$850,808	$777,558
Less: long term loan - bank - discontinued operations				(850,808)	(777,558)
Long term loan - bank - continuing operations				$—	$—

*On August 12, 2020, Chongqing Dadukou Rongxing Village & Township Bank (“Dadukou Rongxing”) sued CQ Penglin to repay the loan of Dadukou Rongxing approximately $1.0 million (RMB 6,629,447), which consists of principal of approximately $0.8 million (RMB 5,493,839) and approximately $0.2 million (RMB 1,135,608), in the Chongqing Dadukou District People’s Court.   CQ Penglin, CQ Pengmei, GA Yongpeng, CQ Mingwen, the CEO and certain members of the family guaranteed the loan shall bear joint and several lability for the repayment.  As of the date of this report, the Chongqing Dadukou District People’s Court has not held a trial.

Interest expense for continuing operations pertaining to the above loans for the years ended June 30, 2021, 2020 and 2019 amounted to $291,541, $167,097 and $0, respectively. Interest expense for discontinued operations pertaining to the above loans for the years ended June 30, 2021, 2020 and 2019 amounted to $1,518,593 ($62,635 was for interest expense of loans – related parties), $1,609,544 ($11,403 was for interest expense of loans – related parties) and $823,551, respectively.

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

British Virgin Islands

Xiangtai BVI and Silanchi are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under the current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Xiangtai HK and Haochuangge are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Xiangtai HK and Haochuangge are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Income tax exemption status granted

On August 20, 2018, the Lingshui County Tax Bureau enacted a tax exemption for Lingshui Guang’an Yongpeng Food Co., Ltd. (wholly owned subsidiary) which expires on December 31, 2020. In addition, the benefit can also be retroactively applied to prior periods from January 1, 2014 to June 30, 2017. The tax savings of discontinued operations for the years ended June 30, 2021, 2020 and 2019 was $0, $334,794 and $1,389,566, respectively. The Company’s basic and diluted earnings per shares of discontinued operations would have been lower by $0, $0.01 and $0.07 per share for the years ended June 30, 2021, 2020 and 2019 without the preferential tax rate reduction.

Significant components of the (benefit of) provision for income taxes are as follows:

	For the year	For the year	For the year
	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2019

Current	$—	$389,845	$213,649
Deferred tax expense	(1,002,346)	(166,672)	—
Total (benefit of) provision for income taxes	$(1,002,346)	$223,173	$213,649
Less: provision for income taxes - discontinued operations	—	—	(213,649)
Total (benefit of) provision for income taxes - continuing operations	$(1,002,346)	$223,173	$—

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles China statutory rates to the Company’s effective tax rate:

	June 30, 2021	June 30, 2020	June 30, 2019

China income tax rate	25.0%	25.0%	25.0%
Change in valuation allowance	—%	—%	1.0%
Income tax exemption status granted	—%	(10.2)%	(21.9)%
Others*	(17.5)%	(24.2)%	—%
Effective tax rate	7.5%	(9.4)%	4.1%
*	This represents the expenses incurred by the Company that are not deductible for PRC income tax purposes during the years.

Deferred tax assets – China

Deferred tax assets are comprised of allowance for doubtful accounts at June 30, 2021 and 2020 totaling $2,331,145 and $648,768, respectively.

NOL carried forward

According to Chinese tax regulations, net operating losses can be carried forward to offset taxable income for the next five years. On August 20, 2018, GA Yongpeng obtained the tax-free benefit and the Company utilized the tax planning strategy to allocate intercompany profit into GA Yongpeng. As a result, for the years ended June 30, 2021, 2020 and 2019, there was no tax effect in relation to the NOL that the Company has previously reserved.

Bad debt allowance

Bad debt allowance must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Taxes payable consisted of the following:

	June 30, 2021	June 30, 2020

Income taxes	$4,001,634	$3,114,811
Other taxes	11,215	227,316
Total	$4,012,849	$3,342,127
Less: taxes payable - discontinued operations	(2,978,428)	(2,942,851)
Taxes payable - continuing operations	$1,034,421	$399,276

Note 12 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately$77,000). As of June 30, 2021 and 2020, cash balance of $102,184 and $1,366,796, respectively, were deposited with financial institutions located in China, of which $0 and $968,840, respectively, were subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2021 and 2020, cash balance of $189 and $5,254, respectively, were maintained at financial institutions in Hong Kong, and were not subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of June 30, 2021 and 2020, cash balance of $2,957 and $163,640, respectively, were deposited with financial institutions located in US and were not subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company is also exposed to risk from its accounts receivable, other receivables and prepayments. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

As of June 30, 2021, the Company had working deficit of approximately $6.2 million. The Company had accounts receivable of approximately $11.1 million, most of them are short-term in nature and can be collected back within the Company's operating cycle to be used to support its working capital requirements. The Company believes the components of its current working capital is sufficient to support its operations for the next twelve months from the date of this report. If the Company is unable to realize its current assets within the normal operating cycle of a twelve-month period, the Company may have to consider supplementing its available sources of funds through obtaining additional loans.

Customer concentration risk

For the year ended June 30, 2021, no customer accounted for more than 10% of the Company’s total revenues. For the year ended June 30, 2020, one customer accounted for 18.7% of the Company’s total revenues. For the year ended June 30, 2019, the Company did not start the feed raw material business.

As of June 30, 2021, no customer accounted for more than 10% of the total balance of accounts receivable. As of June 30, 2020, one customer accounted for 10.0% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended June 30, 2021, one vendor accounted for 72.7% of the Company’s total purchases. For the year ended June 30, 2020, two vendors accounted for 75.6% and 11.5% of the Company's total purchases. For the year ended June 30, 2019, the Company did not start the feed raw material business.

As of June 30, 2021, three vendors accounted for 39.8%, 30.1% and 11.5% of the total balance of accounts payable. As of June 30, 2020, four vendors accounted for 39.6%, 26.5%, 17.8% and 13.7% of the total balance of accounts payable.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Convertible Debentures

Convertible Debenture issued on November 22, 2019, December 30, 2019 and March 9, 2020

On November 22, 2019, the Company entered into a securities purchase agreement with an accredited investor to place convertible debentures (“Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000. The First Convertible Debenture was issued on November 22, 2019 in the amount of $2,000,000; the Second Convertible Debenture was issued on December 30, 2019 in the amount of $2,000,000; and the Third Convertible Debenture was issued on March 9, 2020 in the amount of $1,000,000. The three 2019 Convertible Debentures bear interest at the rate of 5% per annum.

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

On June 19, 2020, the Company entered in an amendment agreement with the Debenture holder to amend the “Floor Price” of the First Convertible Debenture issued on November 22, 2019 to $1.00 per share and the “Floor Price” of the convertible debenture issued on December 30, 2019 to $1.00 per share for the first $200,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on that debenture shall remained unchanged at $3.00 per share.  On September 15, 2020, the Company entered in an amendment agreement with the Debenture holder to amend the “Floor Price” of the Second Convertible Debenture to $1.00 per share for the first $1,400,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Second Convertible Debenture and the Third Convertible Debenture shall remain unchanged at $3.00 per share. On November 13, 2020, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the remaining $600,000 of principal and accrued interest to be converted in the Second Convertible Debenture to $1.00 per share and to amend the “Floor Price” of the Third Convertible Debenture to $1.00 per share for the first $200,000 of principal plus accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Third Convertible Debenture shall remain unchanged at $3.00 per share. On January 22, 2021, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the Third Convertible Debenture to $0.80 per share for the next $400,000 of principal plus accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Third Convertible Debenture shall remain unchanged at $3.00 per share.

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

During the period from May 21, 2020 to August 13, 2020, the Company issued a total of 1,847,167 ordinary shares to the holder of the First Convertible Debenture upon the conversion of a total of $2,062,191 in principal due and accrued and unpaid interest under the Convertible Debenture. During the period from August 17, 2020 to December 31, 2020, the Company issued a total of 2,063,971 ordinary shares to the holder of the Second Convertible Debenture upon the conversion of a total of $2,084,904 in principal due and accrued and unpaid interest under the Convertible Debenture. During the period from January 11, 2021 to March 11, 2021, the Company issued a total of 1,125,182 ordinary shares to the holder of the Third Convertible Debenture upon the conversion of a total of $1,046,328 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the First, Second and Third Convertible Debentures have retired.

Convertible Debenture issued on June 19, 2020, July 17, 2020, August 14, 2020, and November 13, 2020

On June 19, 2020, the Company entered into another securities purchase agreement with the same accredited investor to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $2,000,000. The Fourth Convertible Debenture in the amount of $700,000 was issued on June 19, 2020; the Fifth Convertible Debenture in the amount of $700,000 was issued on July 17, 2020; the Six Convertible Debenture in an amount of $300,000 was issued on August 14, 2020; and the Seventh Convertible Debenture in an amount of $300,000 was issued on November 13, 2020. The four 2020 Convertible Debentures bear interest at the rate of 5% per annum.

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

On April 14, 2021, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the Fourth Convertible Debenture to $0.80 per share. During the period from April 26, 2021 to April 28, 2021, the Company issued a total of 912,532 ordinary shares to the holder of the Fourth Convertible Debenture upon the conversion of a total of $730,027 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the Fourth Convertible Debenture has retired.

The price of the Company’s common stock on the date of issue on June 19, 2020 was $1.70 for the principal amount of $700,000 of the first Debenture, which is lower than the conversion floor price of $2.50 and it does not contain a BCF on

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the issuance date.  As a result, the $700,000 conversion option embedded in the Debenture are entirety accounted for a liability with the Debenture.

	June 30, 2021	June 30, 2020
Principal balance	$1,300,000	$4,900,000
Less: Debentures discount and debts insurance cost	—	(131,688)
Total	$1,300,000	$4,768,312

The Company incurred issuance cost of $230,000 and had a BCF value of $259,540 in connection with the issuance of the Debentures.  The Company recognized the issuance cost and the BCF value as a discount to the Debentures at the inception date.  For the years ended June 30, 2021 and 2020, amortization of the issuance cost and Debentures discount of $131,688 and $357,853, respectively. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method.

Note 14 – Equity

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

As of June 30, 2021 and 2020, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC collectively attributed $1,670,367 and $1,670,367 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2021 and 2020, amounts restricted are the net assets of Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC, which amounted to $(19,082,218) and $17,978,793, respectively.

Private placements

On July 27, 2020, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell 2,339,000 ordinary shares at a per share purchase price of $1.50. The gross proceeds to the Company from this offering will be approximately $3.5 million. The Company plans to use the proceeds for working capital. The offering was closed on August 20, 2020.

On December 17, 2020, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell 5,580,000 ordinary shares at a per share purchase price of $0.80. The Company received $4,464,000 in gross

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

proceeds from this offering. The Company plans to use the proceeds for working capital and other general corporate purposes. The Company may also use the proceeds to acquire certain business or assets that the Board of Directors may deem appropriate for the growth of the Company. The offering was closed on May 7, 2021.

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

On May 4, 2021, the Company entered into a debt settlement and mutual release agreement with Mr. Xiaohui Wu, the President of the Company. As of the date of the Agreement, the Company was indebted to Mr. Wu accrued but unpaid salary in the amount of $240,000 (the “Debt”). In order to settle the Debt, the Company agreed to issue, and Mr. Wu agreed to accept 300,000 ordinary shares (the “Shares”) of the Company, valued at $0.80 per share. On May 18, 2021, pursuant to the Agreement, the Company issued the Shares to Mr. Wu.

Conversion of debenture and debts

As of June 30, 2020, the Debenture holder converted principal and interest value of $800,000 and $57,165, respectively, into a total of 827,057 of the Company’s ordinary shares at weighted average conversion price of $1.04.

During the year ended June 30, 2021, the Debenture holder converted principal and interest value of $4,900,000 and $166,288, respectively, into a total of 5,121,795 of the Company’s ordinary shares at weighted average conversion price of $0.99.

During the year ended June 30, 2021, the $500,000 short-term third-party loan due to Xiaolin Cao was settled and converted into 500,000 shares of the Company’s ordinary shares at a conversion price of $0.83, resulting in $80,000 gain on debt settlement. During the year ended June 30, 2021, the $127,000 outstanding legal fees due to Ortoli Rosenstadt LLP was settled and converted into 127,000 shares of the Company’s ordinary shares at a conversion price of $0.76, resulting in $31,115 gain on debt settlement. During the year ended June 30, 2021, the $240,000 accrued expenses due to Xiaohui Wu was settled and converted into 300,000 shares of the Company’s ordinary shares at a conversion price of $0.74, resulting in $14,100 gain on debt settlement.

Stock options

In August 2019, the Company issued a total of 95,000 options to two directors of the Company and vested in four equal installment on a quarterly basis with an exercise price of $5.00 for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee stock options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date.  The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility.  Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the years ended June 30, 2021 and 2020 was $30,490 and $213,431, respectively.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summary of stock option activity is as follows:

			Weighted	Average
			Average	Remaining	Aggregate
	Options	Exercisable	Exercise	Contractual	Intrinsic
	Outstanding	Option	Price	Life	Value
June 30, 2019	—	—	$—	—	—
Granted/Acquired	95,000	71,250	$5.00	3.00	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2020	95,000	71,250	$5.00	2.12	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2021	95,000	71,250	$5.00	1.12	—

Warrants

The summary of warrant activity is as follows:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2018	—	—	$—	—
Granted/Acquired	86,732	86,732	$4.89	5.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2019	86,732	86,732	$4.89	4.89
Granted/Acquired	—	—	$—	—
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2020	86,732	86,732	$4.89	3.88
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2021	86,732	86,732	$4.89	2.86

Note 15 – Commitments and contingencies

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

The Company has entered into seven non-cancellable operating lease agreements for two office spaces, two dormitories, one storage and three market spaces for the grocery stores expiring through February 2030. Upon adoption of FASB ASU 2016-02, the Company recognized approximately $1.3 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of 6.09% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expense (including amounts in cost of goods sold) for discontinued operations for the years ended June 30, 2021, 2020 and 2019 was $415,673, $221,844 and $348,408, respectively. Continuing operations did not incur any operating lease expenses for the years ended June 30, 2021, 2020 and 2019.

The five-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending June 30,	Operating Lease Amount
2022	$281,504
2023	265,505
2024	273,750
2025	164,238
2026	79,534
Thereafter	280,185
Total lease payments	1,344,716
Less: Interest	(208,642)
Present value of lease liabilities	$1,136,074
Less: present value of lease liabilities - discontinued operations	(1,136,074)
Present value of lease liabilities - continuing operations	—
(1)	Current lease commitment table excludes an existing lease entered by CQ Pengmei in August 2017 due to fire safety requirement not being met by the landlord for which the Company has temporarily stopped operation in August 2018. Per the Company’s PRC counsel, it is more than probable that the Company does not require to fulfill the remaining term of such lease contract.

The Company also leased a pig farm from an unrelated third party and subleased the pig farm to an unrelated third party for the same amount of approximately $18,000 (RMB 120,000) annually from May 8, 2020 to May 7, 2025. The Company did not recognized these transactions as there are no income statements effect with the offset of the lease expenses and sublease income and the result of the recognition of ROU and lease liabilities are immaterial to the Company's financial statements.

Guarantees

a)	Related party

As of June 30, 2021, CQ Penglin, the Company’s CEO, her husband and her elder son, and an unrelated third party Chongqing Education Guaranty Co., Ltd. jointly guaranteed approximately $1.2 million (RMB 8,000,000) loan that a related-party borrowed from the bank (see Note 9):

Name of the party being guaranteed	Guaranteed amount	Guarantee expiration date
CQ Mingwen (borrower)	$1,238,927	December 22, 2021

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

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	CQ Mingwen, a related party, and three other unrelated third parties

As of June 30, 2021, GA Yongpeng guaranteed approximately aggregated of unpaid loan balance of approximately $0.1 million (RMB 809,220) that four entities, 1) CQ Mingwen, a related party, 2) Chongqing Gangxinyi Trading Co., Ltd., 3) Chongqing Liangxun Trading Co., Ltd., and 4) Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., borrowed from Sichuan Toucu Financial Information Services Co., Ltd. These loan balances are GA Yongpeng’s property and CQ Pengmei’s 100% equity interest. As of June 30, 2021, these loans balance were repaid by the guarantees in full.

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

As of June 30, 2021, the amount of potential losses the Company accrued for are summarized as follows:

Dispute matter	Claim amount
Leases	$49,950

As of June 30, 2021, the amount of potential losses the Company did not accrue for are summarized as follows:

Dispute matter	Claim amount
Guarantees	$270,403

The Company received three complaints related to an approximately $5.1 million (RMB 33,000,000) loan currently in default (See Note 10 – Chongqing Puluosi Small Mortgage Co., Ltd.).

Yong Li filed a lawsuit against Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”) and GA Yongpeng in connection with FYS Supermarket’s breach of a supermarket equipment purchase agreement signed on May 7, 2018 by failing to pay off the remaining balance of approximately $0.3 million (RMB 1.7 million). On June 11, 2020, Chongqing Nan’an District People’s Court made a judgement that FYS Supermarket should pay Yong the full remaining balance and the monthly interest rate at 1.5% for the transfer fee and the losses and Yong’s attorney fee approximately $3,100 (RMB 20,000). GA Yongpeng shall bear joint and several liability for the above repayment. FYS Supermarket and GA Yongpeng are also required to pay property guarantee fee approximately $800 (RMB 5,000) and court fee approximately $3,300 (RMB 21,045). As of the date of this report, the Company has evaluated the financial condition of FYS Supermarket and has concluded that the likelihood of having to make any payments is remote. Therefore, the Company did not accrue any contingent liability as of June 30, 2021.

On October 20, 2020, Chongqing Haobangshou Ecommerce Co., Ltd. (“Haobangshou”) filed a lawsuit against CQ Penglin in connection with the $1,548,659 (RMB 10,000,000) loan due on March 24, 2023 and a total of $487,828 (RMB 3,150,000) outstanding payments for goods purchased in July 2020. Haobangshou stated that Haobangshou and CQ Penglin made a verbal deal in July 2020 that CQ Penglin will return the whole balance of $2,036,486 (RMB 13,150,000) within three months but CQ Penglin did not make repayments according to the deal. Therefore, Haobangshou asked CQ Penglin to pay off the full balance of $2,036,486 (RMB 13,150,000) and the interest of the whole balance at the annual interest rate of 12% from August 1, 2020 to the repayment date. Currently, the case is still under review and no verdict was issued as the date of the report.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Note 16 – Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group.  Effective on April 3, 2020, after the acquisition of JMC, the Company has determined that it has three operating segments for purposes of allocating resources and evaluating financial performance, which consists of: (1) fresh meat business (discontinued), (2) feed raw materials business, and (3) grocery stores (discontinued). Prior period numbers are broken down for comparative purpose.

The following tables present summary information by segment for the years ended June 30, 2021, 2020 and 2019:

	Feed raw	Fresh	Grocery
	materials	meat	stores	Total
	(continuing	(discontinued	(discontinued	(discontinued
For the year ended June 30, 2021	operations)	operations)	operations)	operations)
Revenues	$80,498,435	$49,102,561	$—	$49,102,561
Cost of revenues	77,501,417	48,404,728	—	48,404,728
Gross profit	2,997,018	697,833	—	697,833
Depreciation and amortization	6,514	485,559	3,308	488,867
Total capital expenditures	$—	$—	$—	$—

	Feed raw	Fresh	Grocery
	materials	meat	stores	Total
	(continuing	(discontinued	(discontinued	(discontinued
For the year ended June 30, 2020	operations)	operations)	operations)	operations)
Revenues	$24,248,765	$86,302,737	$1,574,965	$87,877,702
Cost of revenues	22,219,528	81,153,996	1,435,597	82,589,593
Gross profit	2,029,237	5,148,741	139,368	5,288,109
Depreciation and amortization	1,579	506,775	125,257	632,032
Total capital expenditures	$—	$700,399	$—	$700,399

	Feed raw	Fresh	Grocery
	materials	meat	stores	Total
	(continuing	(discontinued	(discontinued	(discontinued
For the year ended June 30, 2019	operations)	operations)	operations)	operations)
Revenues	$—	$99,079,267	$3,465,885	$102,545,152
Cost of revenues	—	90,429,027	3,114,906	93,543,933
Gross profit	—	8,650,240	350,979	9,001,219
Depreciation and amortization	—	521,925	167,609	689,534
Total capital expenditures	$—	$20,635	$—	$20,635

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total assets as of:

	June 30,	June 30,
	2021	2020
Fresh meat business - discontinued	$24,580,812	$44,857,432
Feed raw materials business - continuing	15,633,213	17,633,125
Grocery stores - discontinued	528,376	642,637
Holding companies	133,427	216,240
Total Assets	$40,875,828	$63,349,434

Note 17 – Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2021 and 2020.

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEETS

	June 30, 2021	June 30, 2020

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,943	$163,640
Prepayments	130,088	18,406
Other receivables	—	28,940
Intercompany receivables	19,163,736	9,963,384
Total current assets	19,295,767	10,174,370

OTHER ASSETS
Investment in subsidiary	—	19,713,942

Total assets	$19,295,767	$29,888,312

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Loan from third party	$—	$500,000
Convertible debenture, net	1,300,000	4,768,312
Other payable and accrued expenses	218,045	390,122
Other payable - related parties	720,809	423,416
Total current liabilities	2,238,854	6,081,850

OTHER LIABILITIES
Loss in excess of investment in subsidiaries	20,278,567	—

Total liabilities	22,517,421	6,081,850

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 40,716,642 and 23,971,084 share issued and outstanding as of June 30, 2021 and 2020, respectively	407,167	239,711
Additional paid-in capital	32,175,798	15,765,411
Deferred share compensation	(21,140)	(47,708)
Statutory reserves	1,670,367	1,670,367
(Accumulated deficit) retained earnings	(38,574,620)	7,034,899
Accumulated other comprehensive income (loss)	1,120,774	(856,218)
Total shareholders' equity	(3,221,654)	23,806,462

Total liabilities and shareholders' equity	$19,295,767	$29,888,312

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2021	2020	2019

OPERATING EXPENSES
General and administrative	$(1,585,052)	$(2,512,271)	$(309,466)
Stock compensation expense	(1,889,173)	(930,223)	—
Total operating expenses	(3,474,225)	(3,442,494)	(309,466)

LOSS FROM OPERATIONS	(3,474,225)	(3,442,494)	(309,466)

OTHER INCOME (EXPENSE)
Interest expense	(156,048)	(123,212)	—
Other finance expenses	(134,960)	(359,187)	—
Gain on debt settlement	125,215	—	—
Equity (loss) income of subsidiaries	(41,969,501)	(952,049)	4,673,057
Total other (expenses) income, net	(42,135,294)	(1,434,448)	4,673,057

NET (LOSS) INCOME	(45,609,519)	(4,876,942)	4,363,591
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,976,992	(547,647)	(267,546)
COMPREHENSIVE (LOSS) INCOME	$(43,632,527)	$(5,424,589)	$4,096,045

CHINA XIANGTAI FOOD CO., LTD., ITS SUBSIDIARIES, AND ITS VARIABLE INTEREST ENTITIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(45,609,519)	$(4,876,942)	$4,363,591
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Equity loss (income) of subsidiary	41,969,501	952,049	(4,673,057)
Stock compensation expense	1,889,173	930,223	—
Late payment penalty expense	—	500,000	—
Amortization of convertible debenture issuance cost and discount	131,688	357,853	—
Gain on debt settlement	(125,215)	—	—
Change in operating assets and liabilities
Other receivables	28,940	(28,940)	—
Prepayments	(111,682)	(18,406)	—
Accrued expenses	276,210	269,521	126,213
Intercompany	(9,200,351)	(3,567,750)	—
Net cash used in operating activities	(10,751,255)	(5,482,392)	(183,253)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from other payables - related parties, net	297,393	166,032	183,253
Proceeds from issuance of ordinary shares through private placements	8,992,165	—	—
Proceeds from convertible debentures, net of issuance costs	1,300,000	5,480,000	—
Net cash provided by financing activities	10,589,558	5,646,032	183,253

CHANGES IN CASH AND CASH EQUIVALENTS	(161,697)	163,640	—

CASH AND CASH EQUIVALENTS, beginning of year	163,640	—	—

CASH AND CASH EQUIVALENTS, end of year	$1,943	$163,640	$—

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Issuance of ordinary shares with redemption rights of mezzanine equity	$—	$—	$1,800,000
Issuance of ordinary shares for acquisition	$—	$2,658,909	$—
Conversion of debts into ordinary shares	$741,785	—	—
Conversion of convertible debenture into ordinary shares	$5,066,288	$857,165	$—

18. SUBSEQUENT EVENT

The Company has assessed all events from June 30, 2021, up through November 15, 2021, which is the date that these consolidated financial statements are available to be issued, unless as disclosed herein, there are not any material subsequent events that require disclosure in these consolidated financial statements.