Form 20-F
period 2022-06-30
BIT ORIGIN Ltd
filed 2022-08-25
CIK 1735556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 001-38857

Bit Origin Ltd

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

375 park Ave, Fl 1502

New York, NY 10152

(Address of principal executive offices)

Lucas Wang, Chief Executive Officer

347-556-4747

ir@bitorigin.io

375 park Ave, Fl 1502

New York, NY 10152

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share	BTOG	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 91,6 ordinary shares issued and outstanding as of June 30, 2022.

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

☐  Yes   ☐  No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we”, “us”, “our company”, “Company” and “our” refer to:

●	“Bit Origin”, “our company”, the “Company”, “we”, “us”, and “our” are to Bit Origin Ltd (formerly known as China Xiangtai Food Co., Ltd.), an exempted company incorporated in the Cayman Islands with limited liability;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SonicHash Canada” are to SonicHash Inc., a company organized under the laws of Alberta, Canada, and a subsidiary of Bit Origin Ltd;
●	“SonicHash Singapore” are to SonicHash Pte. Ltd., a company organized under the laws of Singapore, and a subsidiary of Bit Origin Ltd;
●	“SonicHash US” are to SonicHash LLC, a Delaware limited liability company and a subsidiary of Bit Origin Ltd; and
●	“U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States;

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Period Ended	For the Year Ended	For the Year Ended
	April 27, 2022	June 30, 2021	June 30, 2020
Period Ended RMB: USD exchange rate	6.61	6.46	7.07
Period Average RMB: USD exchange rate	6.41	6.62	7.03

We have relied on statistics provided by a variety of publicly-available sources regarding the industry we are involved in. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

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

3.A. [reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—3.D. Risk Factors.”

Risks Related to Our Business and Industry

●	If we are unable to successfully implement our Bitcoin mining business plan, it would affect our financial and business condition and results of operations (see page 6 of this annual report);
●	Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price (see page 7 of this annual report);
●	If, pursuant to our hosting service contracts with hosting service providers, hosting service providers cannot or will not supply sufficient electric power or services for us to operate our miners or if such agreements are terminated, we may be required to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result (see page 7of this annual report);
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate (see page 8of this annual report);
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities (see page 8 of this annual report);
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies (see page 9 of this annual report);
●	The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain (see page 9 of this annual report);

●	There is a lack of liquid markets for cryptocurrencies, and blockchain/Bitcoin-based assets are susceptible to potential manipulation (see page 9 of this annual report);
●	Our Bitcoins may be subject to loss, theft or restriction on access (see page 9 of this annual report);
●	The limited rights of legal recourse available to us and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses (see page 10 of this annual report);
●	The Bitcoin which we mine, is subject to halving; the Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts (see page 10 of this annual report);
●	We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours (see page 11 of this annual report);
●	Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency (see page 12 of this annual report);
●	We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all (see page 13 of this annual report);
●	We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business (see page 13 of this annual report);
●	New lines of business or new products and services may subject us to additional risks (see page 14 of this annual report); and
●	Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted (see page 14 of this annual report).

Risks Related to Our Corporate Structure

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 14 of this annual report);
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (see page 14 of this annual report);
●	Certain judgments obtained against us by our shareholders may not be enforceable (see page 15 of this annual report);
●	The economic substance legislation of the Cayman Islands may adversely impact us or our operations (see page 15 of this annual report); and
●	We are a holding company and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares (see page 16 of this annual report).

Risks Related to United States Government Regulations

●	We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition (see page 16 of this annual report);

●	We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance (see page 17 of this annual report);
●	The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition (see page 17 of this annual report);
●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business (see page 17 of this annual report);
●	Enactment of the Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”) may have an adverse impact on our business and financial condition (see page 18 of this annual report);
●	Our interactions with a blockchain and mining pools may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributive ledger technology (see page 19 of this annual report);
●	If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations (see page 19 of this annual report);
●	Current regulation of the exchange of Bitcoins under the CEA by the CFTC is unclear; to the extent we become subject to regulation under the CFTC in connection with our exchange of Bitcoin, we may incur additional compliance costs, which may be significant (see page 18 of this annual report);
●	Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change (see page 19 of this annual report); and
●	Future developments regarding the treatment of cryptocurrencies for U.S. federal income and foreign tax purposes could adversely impact our business (see page 19 of this annual report);

Risks Related to Canadian Government Regulations

●	The regulations of Alberta Utilities Commission (“AUC”) may have an adverse impact on our Canadian operations (see page 20 of this annual report).

Risks Related to Singaporean Government Regulations

●	Current and future laws and regulations approved by the Singaporean government may have an adverse impact on our operations in Singapore (see page 19 of this annual report).

Risks Related to Our Ordinary Shares

●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity (see page 20 of this annual report);
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies (see page 21 of this annual report);
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects (see page 21 of this annual report);
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards (see page 21 of this annual report);
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors (see page 22 of this annual report);
●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company” (see page 22 of this annual report);
●	The requirements of being a public company may strain our resources and divert management’s attention (see page 22 of this annual report);
●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance (see page 23 of this annual report);
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our ordinary shares for return on your investment (see page 23 of this annual report);
●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Shares in the public market could materially and adversely affect the prevailing market price of the Shares and our ability to raise capital in the future (see page 24 of this annual report);
●	Future financing may cause a dilution in your shareholding or place restrictions on our operations (see page 24 of this annual report);
●	We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report its financial results could be adversely affected (see page 24 of this annual report);
●	There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences (see page 25 of this annual report);
●	Securities analysts may not cover our ordinary shares and this may have a negative impact on the market price of our ordinary shares (see page 25 of this annual report); and
●	Techniques employed by short sellers may drive down the market price of our ordinary shares (see page 25 of this annual report).

Risks Related to Our Business and Industry

If we are unable to successfully implement our Bitcoin mining business plan, it would affect our financial and business condition and results of operations.

In December 2021, we decided to enter the Bitcoin mining business. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price.

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$10,817 per coin as of June 30, 2019; US$9,138 per coin as of June 30, 2020; to US$ 35,041 per coin as of June 30, 2021 and US$19,785 as of June 30, 2022, according to Coin Market Cap.

As we start to engage in Bitcoin mining, we expect our results of operations to continue to be affected by the Bitcoin price. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin’s price volatility. Additionally, the reward for Bitcoin mining will decline over time. The most recent halving event occurred in May 2020 and next one to occur will be four years later, which may further contribute to Bitcoin price volatility.

If, pursuant to our hosting service contracts with hosting service providers, hosting service providers cannot or will not supply sufficient electric power or services for us to operate our miners or if such agreements are terminated, we may be required to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result.

We have entered into hosting service contracts in connection with certain miners’ facilities in the United States. If we are unable to secure sufficient power supply from the current hosting service providers, or if the current hosting service providers are unable to supply sufficient electric power, we may be forced to seek out alternative mining facilities and may be forced to accept less advantageous terms. Further, during relocation to a new mining facility, we will not be able to operate our miners and therefore we will not be able to generate revenue. Should this occur, our operations may be disrupted, which may have a material adverse effect on our operations.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs Bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not occurred, and may never occur. The growth of this industry in general, and the use of Bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;
●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar Bitcoin systems;
●	changes in consumer demographics and public tastes and preferences;
●	the maintenance and development of the open-source software protocol of the network;
●	the increased consolidation of contributors to the Bitcoin blockchain through mining pools;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and
●	negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that engage in Bitcoin and/or other Bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action.

Subject to such restrictions, we also may be unable to obtain or maintain these services for our business. The difficulty that many businesses in our industry and in related industries have and may continue to have in finding banks and financial institutions willing to provide them services may now, and in the future, decrease the usefulness of cryptocurrencies as a payment system, harm public perception of cryptocurrencies and decrease their usefulness.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other Bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies

A disruption of the Internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and other cryptocurrencies, which could increase the price of Bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease, as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

There is a lack of liquid markets for cryptocurrencies, and blockchain/Bitcoin-based assets are susceptible to potential manipulation.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of Bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account and harm investors.

Our Bitcoins may be subject to loss, theft or restriction on access.

There is a risk that some or all of our Bitcoins could be lost or stolen. Cryptocurrencies are stored in platforms commonly referred to as “wallets” by holders of Bitcoins which may be accessed to exchange a holder’s Bitcoin assets. Access to our Bitcoin assets could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any Bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any Bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure from external attack than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our Bitcoin assets. Moreover, cold storage may increase the risk of internal theft or malfeasance. We hold our digital assets in hot or cold wallets through third-party custodians to reduce the risk of external malfeasance, but the risk of loss of our Bitcoin assets cannot be wholly eliminated. If any of our Bitcoin were lost or stolen, it is unlikely that we would ever be able to recover such Bitcoin.

Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrencies, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of Bitcoins. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our Bitcoin holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our Bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our digital assets could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account.

The limited rights of legal recourse available to us and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

If we successfully implement our Bitcoin mining strategies, the digital assets will not be insured. Further, banking institutions will not accept our digital assets and such digital assets are, therefore, not insured by the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”). Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our share price. Currently, we do not have any insurance to cover our digital assets or mining equipment. The market for such insurance is in the early stages and we intend to purchase such insurance in the future. Any losses may have an adverse effect on our results of operations.

The Bitcoin which we mine, is subject to halving; the Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for Bitcoin occurred in May 2020 at block 630,000 when the reward was reduced to 6.25. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. If the award of Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. Halving may result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make Bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects the network and our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other digital assets we mine, whether now or in the future, or otherwise acquire or hold for our own account. While Bitcoin prices have had a history of price fluctuations around the halving of its Bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a Bitcoin or other Bitcoin mine can require massive amounts of electrical power. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a Bitcoin are lower than the price of a Bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision or electricity to mining operations.

Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for Bitcoin mining activities in that jurisdiction. In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities or government measures restricting or prohibiting the use of electricity for Bitcoin mining activities.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.

One or more countries, such as China or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hash rate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future, and, consequently, our business, prospects, financial condition and operating results.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Risks Related to Our Corporate Structure

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Some of our assets are located outside of the United States. In addition, a majority of our directors and executive officers reside outside of the United States, and most of the assets of these persons are located outside of the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers outside of the United States.

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

We are a holding company and we may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends pursuant to its respective policy or make other distributions to us.

Risks Related to United States Government Regulations

We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.

Our Bitcoin mining business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and cryptocurrency transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States, as well as in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development and use of digital assets as a whole, digital asset mining operations, and our legal and regulatory status in particular by changing how we operate our business, how our operations are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements or new costs of doing business, or imposing a total ban on certain activities or transactions with respect to digital assets, as has occurred in certain jurisdictions in the past.

If laws or regulations or their respective interpretation change, we may become subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators, which would have broad discretion to audit and examine our business if we become subject to their oversight. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results and financial condition.

We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the United States. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition.

A number of governments or governmental bodies have introduced legislation or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate digital asset mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the digital asset mining industry may become a target for future environmental and energy regulation. United States legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate cryptocurrency mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security, as described below, is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. Our determination that the digital assets we hold are not securities is a risk-based assessment and not a legal standard or one binding on regulators. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this annual report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum, or ETH, are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. As a Bitcoin mining company, we do not believe we are an issuer of any “securities” as defined under the federal securities laws. Our internal process for determining whether the digital assets we hold or plan to hold is based upon the public statements of the SEC and existing case law. The digital assets we hold or plan to hold, other than Bitcoin and ETH, may have been created by an issuer as an investment contract under the Howey test, SEC v. Howey Co., 328 U.S. 293 (1946), and may be deemed to be securities by the SEC. However, the Company was not the issuer that created these digital assets and is holding them on an interim basis until liquidated. Should the SEC state that Bitcoin, ETH or USD Coin assets we hold should be deemed to be securities, we may no longer be able to hold any of these digital assets. It will then likely become difficult or impossible for such digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Our inability to exchange Bitcoin for fiat or other digital assets (and vice versa) to administer our treasury management objectives may decrease our earnings potential and have an adverse impact on our business and financial condition.

Under the Investment Company Act of 1940, as amended, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the mining, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.”

There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. For instance, all transactions in such supported digital asset would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.

Enactment of the Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”) may have an adverse impact on our business and financial condition.

On November 15, 2021, President Joseph R. Biden signed the Infrastructure Act. Section 80603 of the Infrastructure Act modifies and amends the Internal Revenue Code of 1986 (the “Code”) by requiring brokers of digital asset transactions to report their customers to the Internal Revenue Service, or IRS. This provision was included to enforce the taxability of digital asset transactions. Section 80603 defines “broker” as “any person who (for consideration) is responsible for regularly providing any service effectuating transfers of digital assets on behalf of another person.” That could potentially include miners, validators, and developers of decentralized applications. These functions play a critical role in our business and in the functioning of the blockchain ecosystem. Importantly, these functions have no way of identifying their anonymous users. Indeed, Bitcoin’s blockchain was designed for anonymity.

This reporting requirement does not take effect until January 1, 2023 and thus affects tax returns filed in 2024. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our Bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the Bitcoin currency, and the entire digital asset market. Additionally, noncompliance with this provision could lead to significant fines and/or regulatory actions against our Company.

Our interactions with a blockchain and mining pools may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributive ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list or from countries on OFAC’s sanctioned countries’ list. We also rely on a third-party mining pool service provider for our mining revenue payments and other participants in the mining pool, unknown to us, may also be persons from countries on OFAC’s SDN list or from countries on OFAC’s sanctioned countries list. Our Company’s policy prohibits any transactions with such SDN individuals or persons from sanctioned countries, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling Bitcoin assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ordinary shares.

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we operate (currently, Nebraska, Georgia and Texas), we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in our securities in a materially adverse manner. Furthermore, the Company and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to leave a particular state or the U.S. completely. Any such action would be expected to materially adversely affect our operations.

Current regulation of the exchange of Bitcoins under the CEA by the CFTC is unclear; to the extent we become subject to regulation under the CFTC in connection with our exchange of Bitcoin, we may incur additional compliance costs, which may be significant.

Current legislation, including the Commodities Exchange Act of 1936, as amended (the “CEA”), is unclear with respect to the exchange of Bitcoins. Changes in the CEA or the regulations promulgated thereunder, as well as interpretations thereof and official promulgations by the Commodity Futures Trading Commission (“CFTC”), which oversees the CEA, may impact the classification of Bitcoins and therefore may subject them to additional regulatory oversight by the CFTC.

Presently, Bitcoin derivatives are not excluded from the definition of a “commodity future” by the CFTC. We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Bitcoins have been deemed to fall within the definition of a commodity and, we may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, we may be required to register as a commodity pool operator or as a commodity pool with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to curtail our U.S. operations. Any such action would be expected to materially adversely affect our operations. As of the date of this annual report, no CFTC orders or rulings are applicable to our business.

Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change.

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or the SEC, it is unclear how companies may in the future be required to account for Bitcoin transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined Bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

Future developments regarding the treatment of cryptocurrencies for U.S. federal income and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of cryptocurrencies and the absence of comprehensive legal guidance with respect to cryptocurrency products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving cryptocurrencies are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency transactions for U.S. federal income and foreign tax purposes.

In 2014, the Internal Revenue Service (“IRS”) released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions”, or the “Ruling & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of cryptocurrencies and related transactions.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrencies in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs, or in any published guidance by Canada and Singapore. It is also unclear what additional guidance may be issued in the future on the treatment of existing cryptocurrency transactions and future cryptocurrency innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of cryptocurrencies and the broader cryptocurrencies markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of cryptocurrency transactions could impact our business, both in the U.S. and abroad. It is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure.

Risks Related to Canadian Government Regulations

The regulations of Alberta Utilities Commission (“AUC”) may have an adverse impact on our Canadian operations.

The Alberta Utilities Commission (“AUC”) is the Province of Alberta’s electric generation regulatory agency. The AUC regulates and oversees the development of and generation of electricity under the Hydro and Electric Act (the “Act”). The AUC ensures that proposed electric generation activities are in the public interest while considering related environmental and social issues. As such, the AUC must approve all cryptocurrency miners seeking to develop their own electric generation in Alberta, unless their operations are exempt.

The AUC requires a formal application and approval for all generation plants over 10 MW. An application to the AUC is not required when all of the following criteria are met:

1.	The power generation capacity is less than 10 megawatts;
2.	The operator generates electricity solely for their own use;
3.	No person is directly and adversely affected by the powerplant;
4.	The powerplant complies with the AUC noise control rules; and
5.	There is no adverse effect on the environment.

We may in the future lease mining facilities in Canada. If our hosting partner fails to meet the AUC requirements in the future, it may be required to discontinue operations and we may have to look for an alternative site to accommodate our miners. If we are not able to find an alternative with acceptable fees, our result of operation will be adversely impact.

Risks Related to Singaporean Government Regulations

Current and future laws and regulations approved by the Singaporean government may have an adverse impact on our operations in Singapore.

As of the date of this annual report, there are no legislation or prohibitions directly applicable to Bitcoin or cryptocurrency mining as an activity. To the extent that cryptocurrency mining constitutes a regulated product in the future, it may fall under the scope of the Securities and Futures Act 2001, the Commodity Trading Act 1992 or the Payment Services Act 2019. Nevertheless, profits arising from operations that mine cryptocurrencies in exchange for money are subject to income tax.

We are not currently engaging in any active business and is seeking opportunities in crypto asset mining and blockchain technologies in Singapore. Should we participate in the mining or other blockchain technologies in Singapore, we may be subject to additional laws and regulations such as the new Financial Services and Markets Bill passed in April 2022. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

Risks Related to Our Ordinary Shares

We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

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

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our shares and you may even lose your entire investment in our ordinary shares.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2021, 2020, and 2019 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares.

Securities analysts may not cover our ordinary shares and this may have a negative impact on the market price of our ordinary shares.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various non-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our ordinary shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our ordinary shares, changes their opinion of our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our ordinary shares to decline.

Techniques employed by short sellers may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would expect to strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our ordinary shares could be greatly reduced or rendered worthless.

ITEM 4.       INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

We are a holding company incorporated in the Cayman Islands on January 23, 2018. As a holding company with no material operations of our own, we primarily conduct our operations through our subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash US.

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business and is seeking opportunities to engage in cryptocurrency mining in Canada.

SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business and is seeking opportunities in crypto asset mining and blockchain technologies in Singapore.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a subsidiary of Bit Origin Ltd. It is engaged in Bitcoin mining in the United States. As of the date of this annual report, it has deployed 868 miners in a mining facility in Macon, Georgia and 1,700 miners in a mining facility in Marion, Indiana.

On April 27, 2022, as approved in a special shareholders meeting, we completed a deposition in which we sold all the equity interest in its subsidiaries WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to a share purchase agreement dated March 31, 2022. Such disposition includes the sale of the subsidiaries and consolidated variable interest entities of WVM Inc. and China Silanchi Holding Limited, including the following:

●	CVS Limited (“Xiangtai HK”), a company formed on March 4, 2015 under the law of Hong Kong SAR and a wholly-owned subsidiary of WVM Inc. Xiangtai HK was not engaging in any active business and merely acting as a holding company.
●	Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”), a company formed on September 1, 2017 under the laws of the People’s Republic of China (“PRC”) and a wholly-owned subsidiary of Xiangtai HK. Xiangtai WFOE was not engaging in any active business and merely acting as a holding company.
●	Chongqing Pengmei Supermarket Co., Ltd. (“CQ Pengmei”), a company formed on July 27, 2017 under the laws of the PRC and a wholly-owned subsidiary of Xiangtai WFOE. CQ Pengmei used to engage in grocery stores operation in Chongqing, China, which had been discontinued since February 2020.
●	Guangan Yongpeng Food Co., Ltd. (“GA Yongpeng”), a company formed on May 10, 2008 under the laws of the PRC and a wholly-owned subsidiary of Xiangtai WFOE. GA Yongpeng used to engage in the slaughtering, processing, packing, distribution, wholesale, and retail of various pork meat products, which had been discontinued since April 2021.
●	Haochuangge Limited (“Haochuangge HK”), a company formed on January 6, 2020 under the law of Hong Kong SAR and a wholly-owned subsidiary of China Silanchi Holding Limited. Haochuangge HK was not engaging in any active business and is merely acting as a holding company.

●	Beijing Gangyixing Technology Co. (“Gangyixing WFOE”), a company formed on June 28, 2020 under the laws of the PRC and a wholly-owned subsidiary of Haochuangge HK. Gangyixing WFOE was not engaging in any active business and is merely acting as a holding company.
●	Beijing Fu Tong Ge Technology Co., Ltd. (“Fu Tong Ge”), a company formed on June 28, 2020 under the laws of the PRC. Gangyixing WFOE, Fu Tong Ge and the shareholders of Fu Tong Ge entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Gangyixing WFOE was deemed the primary beneficiary of Fu Tong Ge for accounting purposes and we consolidated the financial information of Fu Tong Ge in our consolidated financial statement. Fu Tong Ge was not engaging in any active business.
●	Chongqing Penglin Food Co., Ltd. (“CQ Penglin”), a company formed on November 3, 2005 under the laws of the PRC. Xiangtai WFOE, CQ Penglin and the shareholders of CQ Penglin entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Xiangtai WFOE was deemed the primary beneficiary of CQ Penglin for accounting purposes and we consolidated the financial information of CQ Penglin in our consolidated financial statement. CQ Penglin used to engage in the slaughtering, processing, packing, distribution, wholesale, and retail of various pork meat products, which had been discontinued since April 2021.
●	Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC” and together with CQ Penglin and Fu Tong Ge, the “VIEs”), a company formed on March 14, 2012 under the laws of the PRC. Xiangtai WFOE, JMC and certain shareholder of JMC entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Xiangtai WFOE was deemed the primary beneficiary of JMC for accounting purposes and we consolidated the financial information of JMC in our consolidated financial statement. JMC was primarily engaged in the sales and distribution of feed raw material and formula solution (soybean meal and soybean oil) to animal husbandry businesses, feed solution manufacturers and trading companies.

As a result of the disposition, the Company does not operate under a VIE structure anymore.

Effective February 15, 2022, we changed the Company’s trading symbol from “PLIN” to “BTOG”. Effective April 27, 2022, we changed the Company’s name from “China Xiangtai Food Co., Ltd.” to “Bit Origin Ltd”.

Corporate Information

Our principal executive offices are located at 375 Park Avenue, Fl 1502, New York NY 10152. The telephone number of our principal executive offices is 347-556-4747. Our registered office in the Cayman Islands is provided by McGrath Tonner Corporate Services Ltd. and located at 5th Floor, Genesis Close, George Town, PO Box 446, Grand Cayman, KYl-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor, New York, NY 10016. Our corporate website is http://bitorigin.io/. The information contained in our website is not a part of this prospectus supplement.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Material Licenses and Permits

Our operating subsidiary, SonicHash US, has obtained all material licenses and approvals required for its operations in the United States.

4.B. Business overview

Bit Origin Ltd is a Cayman Islands exempted company and conducts business through its operating subsidiary, SonicHash US, in the United States.

As part of our growth strategy, we have been actively seeking opportunities to deploy emerging technologies, including crypto asset mining and blockchain technologies with diversified expansion strategy recently. In particular, we are engaged in Bitcoin mining. We will use specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. These Bitcoin awards are subject to “halving,” whereby the Bitcoin award per block is reduced by half in order to control the supply of Bitcoins on the market. When Bitcoin was first launched in 2009, miners were awarded 50 Bitcoins if they first solved a new block; this award was halved to 25 Bitcoins per new block in 2012, and halved again in 2016 to 12.5 Bitcoins per new block. Most recently, in May 2020, the then prevailing reward of 12.5 Bitcoins per new block was halved to 6.25 Bitcoins. This reward rate is expected to next halve during 2024 to 3.125 Bitcoins per new block and will continue to halve at approximately four-year intervals until all potential 21 million Bitcoins have been mined. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

SonicHash US purchased 4,250 miners during the period from December 2021 to August 2022, of which 868 miners, representing a hash power of 80PH/s, have been deployed in a mining facility in Macon, Georgia since May 2022 and 1,700 miners, representing a hash power of 166PH/s, have been deployed in a mining facility in Marion, Indiana since July 2022.

Mining Facilities

Macon, Georgia

The mining facility in Macon, Georgia is managed by Horizon Mining Ltd. SonicHash US entered into a hosting agreement with Horizon Mining Ltd on May 1, 2022, pursuant to which Horizon Mining Ltd will provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The hosting agreement is for a term of one year from execution and can be extended at any time upon agreement of both parties. If either party commits a material breach of the hosting agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the hosting agreement. The service fee is $295,082 per month. SonicHash US has paid a deposit in the amount of $741,585 pursuant to the hosting agreement and such deposit will be returned to SonicHash US within 7 days after all the mining equipment is removed from the facilities. The hosting agreement will expire on April 30, 2023. Either party can extend the agreement with prior notice to the other party.

Marion, Indiana

The mining facility in Marion, Indiana is managed by Your Choice Four CA, Inc. On June 6, 2022, SonicHash US entered into a hosting agreement with Your Choice Four CA, Inc., pursuant to which SonicHash US will deliver Bitcoin mining equipment to the Your Choice Four CA, Inc.’s facilities in the State of Indiana and Your Choice Four CA, Inc. will install the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The hosting agreement is for a term of one year and can be renewed with a four months’ advance notice to Your Choice Four CA, Inc. If either party has material breach of the hosting agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the hosting agreement. In addition, SonicHash US can terminate the hosting agreement if Your Choice Four CA, Inc. fails to furnish the services during any two-month period or for 7 consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. The service fee is calculated by: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate ($0.060/kW). SonicHash US has paid a deposit in the amount of $404,914 and such deposit will be returned to SonicHash US within 30 days upon termination of the hosting agreement. Sonic Hash US also entered into a service agreement with Ever Best Bit Limited on June 10, 2022, to document that the Ever Best Bit Limited facilitated SonicHash US to enter into the hosting agreement with Your Choice Four CA, Inc. SonicHash US agreed to pay Ever Best Bit Limited a service fee of $0.024/kWh, calculated based on the following formula: Total Services Fee: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate $0.024/kWh. The service agreement shall only terminate when the hosting agreement terminates.

On July 6, 2022, SonicHash US entered into another hosting agreement with Your Choice Four CA, Inc., pursuant to which SonicHash US will deliver 700 units of Bitcoin mining equipment to Your Choice Four CA, Inc.’s facilities in the State of Indiana and Your Choice Four CA, Inc. will install the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The hosting agreement is for a term of one year and can be renewed with a four months’ advance notice to Your Choice Four CA, Inc. If either party has material breach of the hosting agreement and fails to cure within 30 days after such breach, the non-breaching party can terminate the Hosting Agreement. In addition, SonicHash US can terminate the hosting agreement if Your Choice Four CA, Inc. fails to furnish the services during any two-month period or for 7 consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. The service fee is calculated by: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate ($0.060/kWh). SonicHash US has paid a deposit in the amount of $283,440 and such deposit will be returned to SonicHash US within 30 days upon termination of the hosting agreement. On July 7, 2022, SonicHash US entered into another service agreement with Ever Best Bit Limited, to document that Ever Best Bit Limited facilitated SonicHash US to enter into the hosting agreement with Your Choice Four CA, Inc. SonicHash US agreed to pay Ever Best Bit Limited a service fee of $0.020/kWh, calculated based on the following formula: Total Services Fee:

(Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate $0.020/kWh. The service agreement shall only terminate when the hosting agreement terminates.

Cheyenne, Wyoming

In addition, on June 10, 2022, the Company entered into a subscription agreement with a limited partnership (the “Partnership”), pursuant to which the Company agreed to invest $3,000,000 in the Partnership as a limited partner for a sharing percentage of 8.8235%. Based on the amended and restated limited partnership agreement of the Partnership, the primary purpose of the Partnership is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company (as defined in the limited partnership agreement), which will construct in a mining site with capacity up to 75 megawatts (“MW”) in Cheyenne, Wyoming. The mining site is expected to power on and kick off the hosting operations with a capacity of 45 MW by the end of 2022.

Disposition and Discontinued Operations

Prior to April 2021, our then subsidiaries and variable interest entities engaged in the pork processing business and had operations across key sections of the industry value chain, including slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts. Prior to February 2020, one of our then subsidiaries operated a grocery store in Chongqing, China that sold our pork and meat products and other consumer goods. In February 2020, the grocery store operation was discontinued. In April 2021, the pork processing business was discontinued.

On April 27, 2022, we sold 100% equity interest in WVM Inc. and China Silanchi Holding Limited, including the subsidiaries and consolidated variable entities of WVM Inc. and China Silanchi Holding Limited (See “—Corporate History and Structure”), to an unrelated third party for a total of $1,000,000 pursuant to a securities purchase agreement dated March 31, 2022. Such disposition includes the sale of the grocery store and meat processing business.

Grocery Store

In July 2018, we acquired CQ Pengmei and opened two grocery stores in Chongqing in November 2017 that offered a variety of consumer goods. One of the grocery stores was closed in August 2018 due to the landlord’s failure to meet the fire safety requirements. We filed a lawsuit against the landlord for breach of the store operating lease. The lawsuit is still ongoing. In February 2020, due to the increase in inventory purchase cost and the quarantine restrictions as a result of the COVID-19 pandemic in China, we closed the other grocery store.

Meat Processing

We used to engage in the slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts through CQ Penglin and GA Yongpeng. We used to sell fresh pork to distributors, who then sold to pork vendors in farmers’ markets. Due to the African Swine fever affecting China in October 2018, the supply of hogs decreased. Also, starting from March 2019, the Chongqing government started requiring all local slaughtering houses to only purchase hogs from hog farms in Chongqing, which further limited the supply of hogs. The decrease in supply increased the price of hogs and increased our cost of per unit slaughtering and processing. Starting in January 2020, due to the COVID-19 pandemic and quarantine measures, our sales volume in farmers markets decreased. We were operating at losses during the fiscal year ended June 30, 2020 and 2021. In addition, in March 2021, we ceased operation of the slaughtering and food processing facilities as a result of a legal dispute between CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. The food processing facility was sealed by the court and is subject to a lien. The court ordered the sale of this facility to enforce the court verdict against CQ Penglin. The slaughtering facility is subject to the same lien pursuant to the same court order, and pursuant to which order the facility cannot be sold, transferred or otherwise disposed without approval of the court. As a result, in April 2021, we discontinued the meat processing business.

Industry Overview

Blockchain

A blockchain is a digital, decentralized, public ledger that exists across a network. Unlike a centralized database, a blockchain ledger typically maintains copies of itself across many computers (“nodes”) in the network so that the record cannot be altered retroactively without the alteration of all subsequent blocks and the collusion of the network.

The network organizes transactions by putting them into groups called blocks. Each block contains a defined set of transactions and a link to the previous block in the chain. Adding a new entry or block requires a method of consensus between nodes the block to post to the ledger and become permanent.

Cryptocurrency

Currently, the most common application of blockchain technology is cryptocurrency. Cryptocurrency is an encrypted decentralized digital currency transferred between peers and confirmed on the blockchain via a process known as mining. Cryptocurrencies are not backed by a central bank or a national, supra-national or quasi-national organization and are typically used as a medium of exchange.

Cryptocurrencies can be used to purchase goods and services, either online or at physical locations, although data is not readily available about the retail and commercial market penetration of cryptocurrencies. To date, the rate of adoption and use of cryptocurrencies for paying merchants has trailed the broad expansion of retail and commercial acceptance of cryptocurrency. Other markets, such as credit card companies and certain financial institutions are not accepting such digital assets. It is likely that there will be a strong correlation between the continued expansion of the Cryptocurrency Network and its retail and commercial market penetration.

Bitcoin

Bitcoin is the most common cryptocurrency currently in use. Bitcoin was invented in 2008 and launched in 2009 by an anonymous person under the pseudonym Satoshi Nakamoto. As described in the original white paper, Bitcoin is a decentralized currency that allows online payments to be sent from one party to another without the use of financial institutions. Upon verification by devices, authenticated transactions are forever added to a public ledger for all to view in the Bitcoin network. The goal of Bitcoin was to eliminate the use of third parties to authenticate transactions, and thereby minimizing transaction costs, reducing practical transaction size, and enabling the ability to make non-reversible payments for non-reversible services.

Bitcoin Mining

“Mining” describes the process whereby a blockchain consensus is formed. The Bitcoin consensus, for example, entails solving complex mathematical problems using custom-designed computers.

When Bitcoins are sent, the transaction(s) are broadcasted to all nodes in the Bitcoin network. Each node bundles a collection of transactions into an encrypted block and attempts to solve the code to the encrypted block, to verify that all transactions within the block are valid. Once the code is deciphered, that code is sent to all other miners who can easily verify that the hash is indeed correct. When enough nodes agree that the hash is correct, this block is added to the existing chain and miners move on to work on the next block. This mechanism where “miners” solve cryptographic puzzles and prove that they have done so by writing the solution to the blockchain is known as “proof-of-work.” The verification is necessary because, unlike physical cash that can only be held by one party at any point in time, cryptocurrency can be copied and sent to multiple recipients if there are no safeguards.

Mining Incentives

As an incentive to expend time, power and other resources to mine Bitcoin, miners are rewarded in Bitcoin and transaction fees. Each computation is a hash, and the speed at which these problems can be solved at is measured in hash rate.

However, the number of Bitcoin rewarded is reduced by 50% for every 210,000 blocks mined. Given that a block is added to the ledger about every 10 minutes, the “halving” takes place approximately once every 4 years until all 21 million Bitcoins have been “unearthed”. Currently, each block mined rewards 6.25 Bitcoins and the next halving is expected to occur on March 2024, at which point each block mined would only reward 3.125 Bitcoins.

In addition to mining rewards, miners can also earn money through transaction fees. When a user decides to send Bitcoin, the transaction is first broadcasted to a memory pool before being added to a block. Because each block can only contain up to 1 megabyte of information, miners can pick and choose from the memory pool which transactions to bundle into the next block.

During periods of heavy network usage, there can oftentimes be more transactions awaiting confirmation than there is space in a block. In such situations, users compete for miners’ computation power by adding fees (“tips”) onto their transactions in the hope that miners would prioritize their transactions. Larger “tips” are required to incentivize miners to mine larger transactions.

Legal Proceedings

There are no actions, suits, proceedings, inquiries or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company that are outside the ordinary course of business or in which an adverse decision could have a material adverse effect.

However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

Regulation

U.S. Regulations and Policies Relating to Blockchain and Cryptocurrencies

The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, SEC, CFTC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets, with particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. Depending on the regulatory characterization of the cryptocurrencies we mine, the markets for those cryptocurrencies in general, and our activities in particular, may be subject to one or more regulators in the United States and globally. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of crypto-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of crypto-mining in their respective states.

For instance, the Cyber-Digital Task Force of the U.S. Department of Justice (the “DOJ”) published a report entitled “Cryptocurrency: An Enforcement Framework” in October 2020. This report provides a comprehensive overview of the possible threats and enforcement challenges the DOJ views as associated with the use and prevalence of cryptocurrency, as well as the regulatory and investigatory means the DOJ has at its disposal to deal with these possible threats and challenges. Further, in early March 2021, the SEC chairperson nominee expressed an intent to focus on investor protection issues raised by bitcoin and other cryptocurrencies.

Additionally, we are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for cryptocurrencies that we mine or may mine in the future. FinCEN has issued guidance stating its position that it does not differentiate between fiat currency (which FinCEN calls “real currency”) and cryptocurrencies that are convertible into fiat currency or other forms of convertible virtual currencies (which FinCEN calls “virtual currency”) for purposes of determining whether a person or entity is engaging in “money transmission services.” Persons and entities engaging in virtual currency activities that amount to “money transmission services,” or otherwise cause them to be deemed a “money services business” under FinCEN’s regulations, must register as a money services business, implement an “effective” anti-money laundering program and comply with FinCEN’s reporting and recordkeeping requirements.

In May 2019, FinCEN issued guidance relating to how the U.S. Bank Secrecy Act (“BSA”) and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, and other operational requirements. In such an event, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ordinary shares, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

According to the CFTC, at least some cryptocurrencies, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot cryptocurrency markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. The National Futures Association (“NFA”) is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other cryptocurrency derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for cryptocurrency trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving cryptocurrencies, including the markets on which these products trade.

The SEC has taken the position that many cryptocurrencies may be securities under U.S. federal securities laws. Some senior members of the staff of the SEC have expressed the view that Bitcoin and Ethereum are not securities under U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, however this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for cryptocurrencies, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any cryptocurrencies we mine are deemed to be securities, the offer, sale, and trading of those cryptocurrencies would be subject to the U.S. federal securities laws.

In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain cryptocurrencies may be classified as securities in their jurisdictions, and that transactions in such cryptocurrencies may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain cryptocurrency mining operations may involve the offer of securities. For example, the Texas State Securities Board (“TSSB”) has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hash rate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.

State financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation companies that engage in certain cryptocurrency activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain cryptocurrency businesses as well. Some state legislatures have amended their money transmitter statutes to require businesses engaging in certain cryptocurrency activities to seek licensure as a money transmitter, and some state financial regulators have issued guidance applying existing money transmitter licensure requirements to certain cryptocurrency businesses. The Conference of State Bank Supervisors also has proposed a model statute for state level cryptocurrency regulation. Although we believe that our mining activities do not presently trigger these state licensing requirements in any state in which we operate or plan to operate, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under the law of any state in which we operate or plan to operate, we may be required to seek a license or register at the state level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. In such an event, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ordinary shares, our net income in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

Overall, presently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to our main cryptocurrency, bitcoin, with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

Further, following the appreciation of the market price of bitcoin in the second half of 2020, we have observed increasing media attention directed at the environmental concerns associated with cryptocurrency mining, particularly its energy-intensive nature. We do not believe any U.S.-based regulators have taken a position adverse to bitcoin mining thus far.

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see the Section entitled “Item 3—Key Information—Risk Factors” herein.

Foreign Legal and Regulatory Treatment of Bitcoin

Various foreign jurisdictions have, and may continue to, in the near future, adopt laws, regulations or directives that affect the Bitcoin Network, the Bitcoin markets and their users, particularly Bitcoin spot markets and service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoin by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the Bitcoin economy globally, or otherwise negatively affect the value of Bitcoin. The regulatory uncertainty surrounding the treatment of Bitcoin creates risks for the Trust.

On March 5, 2020, South Korea voted to amend its Financial Information Act to require virtual asset service providers to register and comply with its AML and Combating the Financing of Terrorism (“CFT”) framework. These measures also provide the government with the authority to close digital asset exchanges that do not comply with specified processes. The Chinese and South Korean governments have also banned initial coin offerings (“ICOs”) and there are reports that Chinese regulators have taken action to shut down a number of China-based digital asset exchanges. Further, on January 19, 2018, a Chinese news organization reported that the People’s Bank of China had ordered financial institutions to stop providing banking or funding to “any activity related to cryptocurrencies.” Similarly, in April 2018, the Reserve Bank of India banned the entities it regulates from providing services to any individuals or business entities dealing with or settling digital assets. On March 5, 2020, this ban was overturned in the Indian Supreme Court, although the Reserve Bank of India is currently challenging this ruling and, in December 2021, reportedly informed its central board of directors that it favors a complete ban on cryptocurrencies. There remains significant uncertainty regarding the South Korean, Indian and Chinese governments’ future actions with respect to the regulation of digital assets and digital asset exchanges. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of bitcoin by users, merchants and service providers outside the United States, and may therefore impede the growth or sustainability of the Bitcoin economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of Bitcoin.

Other foreign jurisdictions including Canada and Singapore has approved exchange-traded Bitcoin products. Canada and Singapore have also opined that token offerings may constitute securities offerings subject to local securities regulations.

4.C. Organizational structure

We are a holding company incorporated in the Cayman Islands on January 23, 2018. As a holding company with no material operations of our own, we primarily conduct our operations through our subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash US.

The following diagram illustrates our corporate structure:

Direct and indirect subsidiaries

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business and plans to engage in cryptocurrency mining in Canada.

SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business and is seeking opportunities in crypto asset mining and blockchain technologies in Singapore.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a subsidiary of Bit Origin Ltd. It is engaged in Bitcoin mining in the United States. As of the date of this annual report, it has deployed 868 miners in a mining facility in Macon, Georgia and 1,700 miners in a mining facility in Marion, Indiana.

4.D. Property, plants and equipment

As of June 30, 2022 and the date of this annual report, Our principal executive offices are located at 375 Park Avenue, Fl 1502, New York NY 10152. The lease for the office will expire in April 2023 and we are in the process of extending the lease.

As of June 30, 2022, we have purchased 3,628 units of cryptocurrency mining equipment. We had 868 units installed in the mining facilities in Macon, Georgia in June 2022, 1700 units installed in Marion, Indiana in July 2022, and we expect the rest of 1,060 units to be delivered in by the end of September 2022. For detailed description of the mining facilities and the agreements between the host service providers and SonicHash US, see “Item 4. Information of the Company – 4.B Business Overview – Mining Facilities.”

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2022, 2021 and 2020 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5.A. Operating Results

Overview

New Business

We are engaged in the Bitcoin mining operation. We use specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

On December 14, 2021, we formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, we formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. On December 17, 2021, we formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware. We hold 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management.  By the reporting day, we have made US$ 26,276,240 worth purchase of cryptocurrency mining equipment through SonicHash US and SonicHash Canada, and started to generate revenue in May 2022. By the end of June 2022, we have purchased 3,628 units of cryptocurrency mining equipment. We had 868 units installed by the end of June 2022, and another 1700 units arrived in Marion Indiana in July 2022 and the rest of 1,060 units to be delivered in 2022 Q3, respectively.

On December 15, 2021, SonicHash Canada purchased 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax. SonicHash Canada has paid the purchase price and the cryptocurrency mining equipment has been delivered to a facility in Alberta, Canada. On March 20, 2022, SonicHash US imported these cryptocurrency mining equipment to the US. These equipment have been delivered to a mining facility in Georgia, U.S. and started to generate revenue from May 2022.

On January 6, 2022, SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, excluding tax. SonicHash US has paid the purchase price and the cryptocurrency mining equipment will be delivered to U.S in batches. 126 units have been delivered to a mining facility in Georgia, U.S. and started to generate revenue from May 2022; 560 units have been delivered to Indiana, U.S. and started to generate revenue from July 2022.

On February 14, 2022, SonicHash US purchased 2,200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. SonicHash US has paid the purchase price and the cryptocurrency mining equipment are set to be delivered to U.S. in batches. 1,140 units have been delivered to a mining facility in Indiana, U.S. and started to generate revenue from July 2022. Another 1060 units will be delivered in 2022 Q3.

We do not have miners for cryptocurrencies other than Bitcoin. We do not and will not have any cryptocurrency operations in China.

Symbol and Name Change

Effective as of February 15, 2022, our Nasdaq trading symbol changed from “PLIN” to “BTOG.” On April 27, 2022, the special shareholder meeting approved to change our name from China Xiangtai Food Co., Ltd. to Bit Origin Ltd, which was effective in May 2022.

Disposition of Xiangtai BVI and Silanchi

Our farmers’ market and supermarket and grocery stores business and feed raw materials business were negatively affected by the economic cycle and the spread of COVID-19, and they had been operating at losses. On March 31, 2022, we entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, we agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”), the wholly-owned subsidiaries of us, to the Buyer for a cash price of $1,000,000 and the remaining loan of disposed entities carried by the Buyer amounted to $3,029,212 (the “Disposition”). The Board of Directors approved the transaction contemplated by the Share Purchase Agreement. The Disposition closed on April 27, 2022, and represented our completing the disposition of the slaughterhouse and meat processing business and the feed raw materials business and focusing on the bitcoin mining business.

COVID-19

The COVID-19 global pandemic has been unpredictable and unprecedented and is likely to continue to result in significant national and global economic disruption, which may adversely affect our business. Based on our current assessment, however, we do not expect any material impact on its long-term development, its operations, or its liquidity due to the worldwide spread of COVID-19. However, we are actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Summary of Cryptocurrency Mining Results

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the year ended June 30, 2022:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance at July 1, 2021	—	$—
Revenue recognized from cryptocurrencies mined	7.17	192,351
Mining pool operating fees	—	—
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	—
Impairment loss of cryptocurrencies	—	(50,463)
Balance at June 30, 2022	7.17	$141,888

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Total cryptocurrency mining revenue for the years ended June 30, 2022, 2021 and 2020 was approximately $0.2 million, nil and nil, respectively. We started Bitcoin mining in May 2022 and were awarded a total of 7.17 coins during the year ended June 30, 2022 at an average Bitcoin value of $26,827.

Costs and expenses

Cost of revenues for cryptocurrency mining for the years ended June 30, 2022, 2021 and 2020 was approximately $0.4 million, nil and nil, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the year ended in June 30, 2022. We signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross Profit

The gross profit for the years ended June 30, 2022, 2021 and 2020 was approximately ($0.2) million, nil and nil, respectively. The negative gross profit for the year of 2022 was due to the expenses incurred for the various initial setup expenses for the facilities as discussed above.

General and Administrative Expenses

General and administrative expenses increased by approximately $2.6 million, or 166.6%, from approximately $1.6 million for the year ended June 30, 2021 to approximately $4.2 million for the year ended June 30, 2022. The increase in general and administrative expenses was primarily due to the increase of approximately $0.2 million travel expense, the increase of approximately $0.1 million rent expense, the increase of approximately $1.2 million salary expense, approximately $0.2 million insurance fees, approximately $0.6 million advertising fees which were mainly related to our newly started Bitcoin mining business, and the increase of consulting, legal and professional expenses of approximately $0.4 million due to the disposal transaction.

General and administrative expenses decreased by approximately $0.9 million, or 36.9%, from approximately $2.5 million for the year ended June 30, 2020 to approximately $1.6 million for the year ended June 30, 2021. The decrease in general and administrative expenses was primarily due to the decrease of promissory note repayment extension penalty of $0.5 million and the decrease of consulting, legal and professional expenses of approximately $0.4 million.

Impairment Loss of Cryptocurrencies

Compared with the BTC market price on June 30, 2022, we made $50,463 of impairment loss during the year ended June 30, 2022.

Stock Compensation Expenses

We incurred $250,000 on stock compensation expense in relation to our ordinary shares issued to our business consulting firm for its services performed during the year ended June 30, 2022. In addition, we incurred approximately $1.4 million stock compensation expense to pay for CEO, president, and head of HR stock compensation expenses.

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

Income (Loss) from Operations

The loss from operations for the year ended June 30, 2022 was approximately $6.1 million, an increase of approximately $2.6 million, or 75.8%, from approximately $3.5 million for the year ended June 30, 2021. The increase was mostly attributable to the increase of general and administrative expenses as the reasons that we mentioned above.

The loss from operations for the year ended June 30, 2021 was approximately $3.5 million, an increase of approximately $0.1 million, or 0.9%, from approximately $3.4 million for the year ended June 30, 2020. The increase was mostly attributable to the increase of stock compensation expenses as the reasons that we mentioned above.

Other Income (Expense), Net

Our other income (expense), net, consists of interest income, interest expense, other finance expense, other income (expense), net, and gain on debt settlement. Our total other income, net was approximately $0.8 million during the year ended June 30, 2022, an increase of approximately $0.9 million, or 562.1%, as compared to our other expenses, net of approximately $0.2 million during the year ended June 30, 2021. The increase was mainly due to the increase of gain on debt settlement of approximately $0.7 million, the decrease of interest expense of approximately $0.1 million and the decrease of other finance expense of approximately $0.1 million for the year ended June 30, 2022.

Our other expense, net, consists of interest income, interest expense, other finance expense, other income (expense), net, and gain on debt settlement. Our total other expense was approximately $0.2 million during the year ended June 30, 2021, a decrease of approximately $0.3 million, or 65.6%, as compared to our other expenses of approximately $0.5 million during the year ended June 30, 2020. The decrease was mainly due to the decrease of other finance expense of approximately $0.2 million and the gain on debt settlement of approximately $0.1 million. The decrease was offset by the increase of interest expense of approximately $33,000 as we incurred more interest expense for our convertible notes during the year ended June 30, 2021.

Provision for Income Taxes

We did not have any taxable income for those continuing operations during the years ended June 30, 2022, 2021 and 2020.

Net Loss from Continuing Operations

Our net loss from continuing operations was approximately $5.3 million for the year ended June 30, 2022, increased by approximately $1.7 million, or 46.8%, from net loss from continuing operations of approximately $3.6 million for the year ended June 30, 2021. Such change was the result of the combination of the changes as discussed above.

Our net loss from continuing operations was approximately $3.6 million for the year ended June 30, 2021, decreased by approximately $0.3 million, or 7.3%, from net loss from continuing operations of approximately $3.9 million for the year ended June 30, 2020. Such change was the result of the combination of the changes as discussed above.

Net Loss from Discontinued Operations

Our farmers’ market and supermarket and grocery stores business and feed raw materials business were negatively affected by the economic cycle and the spread of COVID-19, and they had been operating at losses. On March 31, 2022, we entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, we agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”) to the Buyer for a cash price of $1,000,000 and the remaining loan of disposed entities carried by the Buyer amounted to $3,029,212 (the “Disposition”). The closing of the disposition was completed on April 27, 2022. As a result, the results of operations for our farmers’ market and supermarket and grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Our net income from discontinued operations increased by approximately $46.6 million, or 107.3%, to a net income of approximately $3.2 for the year ended June 30, 2022, from a net loss of approximately $43.4 million for the year ended June 30, 2021. The increase in income from discontinued operations was mainly due to less bad debt allowance for accounts receivables and was offset by the decreased gross profit during the year ended June 30, 2022. The decrease in loss from discontinued operations was predominantly due to gain on sale of discontinued operations of approximately $34.1 million as we sold the subsidiaries with significant net deficit to a third party for a total consideration of $1,000,000.

Our net loss from discontinued operations increased by approximately $43.0 million, or 9052.8%, to a net loss of approximately $43.4 for the year ended June 30, 2021, from a net loss of approximately $0.5 million for the year ended June 30, 2020. The increase in loss from discontinued operations was mainly due to more bad debt allowance for accounts receivables and the impairment of goodwill and long-lived assets during the year ended June 30, 2021.

Net Loss

Our net loss was approximately $2.2 million for the year ended June 30, 2022, decreased by approximately $45.0 million, or 95.4%, from a net loss of approximately $47.1 million for the year ended June 30, 2021. Such change was the result of the combination of the changes as discussed above.

Our net loss was approximately $47.1 million for the year ended June 30, 2021, increased by approximately $42.7 million, or 970.2%, from a net loss of approximately $4.4 million for the year ended June 30, 2020. Such change was the result of the combination of the changes as discussed above.

The following tables reconcile our non-GAAP net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

	For the Year ended June 30,
				Percentage
	2022	2021	Change	Change
Reconciliation of net loss to Non-GAAP net (loss) income
Net loss	$(2,165,491)	$(47,082,967)	$44,917,476	(95.4)%
Stock compensation expense	1,622,086	1,889,173	(267,087)	(14.1)%
Non-GAAP net loss	$(543,405)	$(45,193,794)	$(44,650,389)	(98.8)%

Our non-GAAP net loss decreased by approximately $44.7 million, or 98.9%, to non-GAAP net loss of approximately $0.5 million for the year ended June 30, 2022, from non-GAAP net loss of approximately $45.2 million for the year ended June 30, 2021. Such change was primarily attributable to the decrease in provision for doubtful accounts and the disposal gain as discussed above.

	For the Year ended June 30,
				Percentage
	2021	2020	Change	Change
Reconciliation of net loss to Non-GAAP net (loss) income
Net loss	$(47,082,967)	$(4,399,533)	$(42,683,434)	970.2%
Stock compensation expense	1,889,173	930,223	958,950	103.1%
Non-GAAP net loss	$(45,193,794)	$(3,469,310)	$(41,724,484)	1,202.7%

Our non-GAAP net loss increased by approximately $41.7 million, or 1202.7%, to non-GAAP net loss of approximately $45.2 million for the year ended June 30, 2021, from non-GAAP net loss of approximately $3.5 million for the year ended June 30, 2020. Such change was primarily attributable to the increase in provision for doubtful accounts and impairment of goodwill and long-lived assets as discussed above.

5.B. Liquidity and Capital Resources

For the Fiscal Years ended June 30, 2022, 2021 and 2020

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of June 30, 2022, we had working capital of approximately $5.5 million. We had other receivable – related parties of approximately $0.4 million which was received in July 2022. We engage Bitcoin mining business, the Bitcoins we mined can be used to pledge and finance. In addition, equity financing has been utilized to finance our working capital requirements and capital expenditures.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following summarizes the key components of our cash flows for the years ended June 30, 2022, 2021 and 2020.

	For the Years Ended June 30,
	2022	2021	2020
Net cash used in operating activities from continuing operations	$(24,369,553)	$(1,550,904)	$(1,914,642)
Net cash provided by (used in) operating activities from discontinued operations	10,080,079	(8,992,926)	(3,997,377)
Net cash used in investing activities from continuing operations	(11,302,893)	—	—
Net cash (used in) provided by investing activities from discontinued operations	(3,177)	—	159,062
Net cash provided by financing activities from continuing operations	35,689,620	10,589,558	5,646,032
Net cash used in financing activities from discontinued operations	(9,698,610)	(1,935,391)	(1,569,024)
Effect of exchange rate change on cash	(7,487)	459,834	(4,296)
Net change in cash and cash equivalents	$387,979	$(1,429,829)	$(1,680,245)

Operating activities

Cash used in operating activities from continuing operations was approximately $24.4 million for the year ended June 30, 2022, which was mainly due to the net loss from continuing operations of approximately $5.3 million, gain on debt settlement of approximately $0.8 million, the increase of other receivables of approximately $0.7 million, the increase of security deposits of approximately $1.2 million, the increase of prepayments of approximately $18.1 million for miner setup fees, and the increase of tax receivable of approximately $0.3 million. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of depreciation expense of approximately $0.3 million, the stock compensation expense of approximately $1.6 million, and the increase in other payables and accrued liabilities of approximately $0.3 million.

Cash used in operating activities from continuing operations was approximately $1.6 million for the year ended June 30, 2021, which was mainly due to the net loss from continuing operations of approximately $3.6 million, gain on debt settlement of approximately $0.1 million, and the increase of prepayments of approximately $0.1 million. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of the stock compensation expense of $1.9 million, the amortization of convertible debenture issuance cost and discount of approximately $0.1 million, and the increase in other payables and accrued liabilities of approximately $0.3 million.

Cash used in operating activities from continuing operations was approximately $1.9 million for the year ended June 30, 2020, which was mainly due to the net loss from continuing operations of approximately $3.9 million. The net cash used in operating activities was mainly offset by non-cash items of stock compensation expense of approximately $0.9 million, late payment penalty expense for repayment of our promissory notes of $0.5 million, amortization of convertible debenture issuance cost and discount of approximately $0.4 million, and the increase of other payables and accrued liabilities of approximately $0.3 million.

Investing activities

Cash used in investing activities from continuing operations was approximately $11.3 million for the year ended June 30, 2022, which was due to approximately $8.3 million purchase of miner equipment and the $3 million cost method investment.

The Company did not have any investing activities from continuing operations for the year ended June 30, 2021.

The Company did not have any investing activities from continuing operations for the year ended June 30, 2022.

Financing activities

Cash provided by financing activities from continuing operations was approximately $35.7 million for the year ended June 30, 2022, which was mainly due to proceeds from issuance of ordinary shares through public offering of $35.0 million and the repayments of other payables – related parties of approximately $0.6 million.

Cash provided by financing activities from continuing operations was approximately $10.6 million for the year ended June 30, 2021, which was mainly due to proceeds received from issuance of ordinary shares through private placements of approximately $9.0 million, proceeds received from issuance of convertible debenture of $1.3 million and the repayments of other payables – related parties of approximately $0.3 million.

Cash provided by financing activities from continuing operations was approximately $5.6 million for the year ended June 30, 2020, which was mainly due to the repayments of other payables- related parties of approximately $0.2 million and proceeds from convertible debentures of approximately $5.5 million.

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

5.E. Critical Accounting Estimates

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

Cryptocurrencies

Cryptocurrencies (Bitcoin) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the year ended June 30, 2022, $50,463 impairment loss was recorded.

Purchases of cryptocurrencies by the Company are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the year ended June 30, 2022.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2022 and 2021, no impairment of long-lived assets was recognized.

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

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle: (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Cryptocurrency mining:

The Company has entered into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. All of the Company’s cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinbase.com and yahoo finance. The spot price of each cryptocurrencies is same on all the trading platforms.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-

one monthly fees charged by the hosting partners to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2021 are subject to examination by any applicable tax authorities.

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

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested stock options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of warrants to purchase up to 17,175,412 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, a total of warrants to purchase up to 18,124,400 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, and a total of warrants to purchase up to 563,726 ordinary shares in a concurrent private placement with an exercise price of US$0.51 per share are excluded in the diluted EPS calculation for the year ended June 30, 2022 due to their anti-diluted effect.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested stock options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $0.8 and conversion effect of 1,125,182 ordinary shares, a total of $0.7 million principal value of convertible debts issued on June 19, 2020 with floor conversion price of $0.8 and conversion effect of 912,532 ordinary shares, a total of $0.7 million principal value of convertible debts with floor conversion price of $2.5 issued on July 17, 2020 and estimated conversion effect of 280,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on August 14, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on November 13, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the year ended June 30, 2021 due to their anti-diluted effect.

A total of 67,500 vested stock options issued on August 1, 2019, a total of $1.2 million principal value of convertible debts with floor conversion price of $1.0 issued on November 22, 2019, a total of $1.8 million principal value of convertible debts issued on December 30, 2019 with floor conversion price of $1.0, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, a total of $0.7 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the year ended June 30, 2020 due to their anti-diluted effect.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain an emerging growth company, which qualified as smaller reporting company, at that date. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. The adoption of this standard did not have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this standard did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Quantitative and Qualitative Disclosures about Market Risks

Cryptocurrency Risk

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$10,817 per coin as of June 30, 2019; US$9,138 per coin as of June 30, 2020; to US$ 35,041 per coin as of June 30, 2021 and US$19,785 as of June 30, 2022, according to Coin Market Cap.

We expect our results of operations to continue to be affected by the bitcoin price as most of our revenue is from bitcoin mining production as of the date of this report. Any future significant reductions in the price of bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the bitcoin price will remain high enough to sustain our operation or that the bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the bitcoin price can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to bitcoin’s price volatility.

Additionally, the reward for bitcoin mining will decline over time, with the most recent halving event occurred in May 2020 and the next one to occur four years later, which may further contribute to bitcoin price volatility.

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

Inflation Risk

We are also exposed to inflation risk factors which could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the market prices of our cryptocurrencies do not increase with such increased costs.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Lucas Wang	38	Chairman of the Board, Chief Executive Officer
Jiaming Li	33	President
Erick W Rengifo	51	Director, Chief Strategy Officer
Jinghai Jiang	43	Chief Operating Officer
Xia Wang	36	Chief Financial Officer
Xiaping Cao	45	Independent Director, Chair of the Nominating Committee and the Compensation Committee
K. Bryce Toussaint	51	Independent Director and Chair of the Audit Committee
Scott Silverman	52	Independent Director

The business address of each of the officers and directors is 375 Park Avenue, Fl 1502, New York NY 10152.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Lucas Wang, Chairman of the Board and Chief Executive Officer, age 38

Mr. Wang has been our Chairman and Chief Executive Officer since April 27, 2022. Mr. Wang is a pioneer in the field of Internet technology entrepreneurship. He has over 8 years of entrepreneurial and investment experience in the broader blockchain industry ranging from crypto mining ecosystem to De-Fi, NFTs and the latest Web 3.0 technology.

In 2019, Mr. Wang founded BitGeek Group, a company that engages in ETC, IPFs and other crypto currency mining, data center operation and Web 3.0 investment. In 2017, Mr. Wang founded HashCow group, a company that engages in POW crypto currency mining and data center operation such as Bitcoin and LTC. In 2019, Mr. Wang founded Yuanchuang Investment Management Co., Ltd., a company that engages in the research and implementation of blockchain technology and investment and management of multiple blockchain projects. Over the past eight years, he has led his team to achieve an industry-leading position in cryptocurrency mining sector. He has designed, invested, and managed more than 10 blockchain supercomputing centers with a capacity of more than 1000MW, and operates across many continents, including the United States, Canada in North America, Russia, China and Kazakhstan in Asia, and Ethiopia in Africa. Mr. Wang is also a senior player and investor in the field of IPFS. He began to deploy and invest in IPFS mining before online of the testing site in 2020, with more than 300p in hash power. Mr. Wang also served as Executive chairman of WBA World Mining Development Alliance. He received his Master’s degree in Business Administration from Hong Kong Finance and Economics College.

Jiaming Li, President, age 33

Dr. Jiaming Li has been our President since December 6, 2021. Dr.  Li is the founder of a crypto mining fund management company, MineOne Partners Limited. Before jumping into the crypto world, he was a partner of TCC Capital, and previously served as the CEO of the Asset Management Center of Sinatay Insurance Co., Ltd, there he managed USD $11.6 billion in assets, focusing on fixed income, equity/debt investment and real estate. He was also the lead of Silverbirch Hotel & Resorts acquisition valued in USD $1.2 billion. Dr. Jiaming Li is a Ph.D. in Economics and Finance from Fordham University in New York, and a postdoctoral fellow from Peking University in China.

Erick W. Rengifo, Chief Strategy Officer and Director, age 51

Dr. Erick W. Rengifo has been our Chief Strategy Officer since December 6, 2021. Dr. Rengifo is a professor of economics at Fordham University in New York. He is the founder of Terra Global Asset Management LLC, a Registered Investment Advisor, and Terra Fintech LLC, a technology firm cataloged by SEC as a large trader. Dr. Rengifo specializes in full latency trading spectrum, algorithmic and mathematical/statistical strategies, as well as active and passive portfolio management. He has several years of research experience in Blockchain technology and its applications as well as significant experience in cryptocurrencies. Dr. Erick W. Rengifo is a PhD in Economics from the Catholic University of Louvain in Belgium. He serves in the Investment Committee of Fordham University Endowment and, has been consultant in issues related to capital markets, risk management, mining law and operations, among others. Dr. Rengifo believes that the new experienced and specialized officers will strengthen the Company’s internal governance, improve internal control, and enhance the Company’s overall image in the global capital markets, the most important is to increase net profit and shareholder value.

Jinghai Jiang, Chief Operating Officer age 43

Mr. Jinghai Jiang has been our Chief Operating Officer since December 13, 2021. Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community "Big Cabbage Blockchain" and has published multiple white papers to teach blockchain technology and the cryptocurrency business. Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. Mr. Jinghai Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000.

Xia Wang, Chief Financial Officer, age 36

Ms. Xia Wang has been our Chief Financial Officer since January 23, 2018. Ms. Wang has worked at Chongqing Penglin Food Co., Ltd., a previous consolidated variable interest entity, since 2008 and is currently the Chief Financial Officer of Chongqing Penglin Food Co., Ltd., Ms. Wang oversees our accounting department, which include duties such as reviewing all the accounting functions performed by our accounting staff, maintaining our accounting book and records, reporting to the Board of Directors, managing budget, reviewing cost, etc. Ms. Wang received her bachelor’s degree in environmental science major from Chongqing University of Arts and Science in 2008.

Xiaping Cao, Director, age 45

Dr. Xiaping Cao has years of experience in domestic and overseas teaching, research and management, and has gained a high international reputation in finance and fintech industry. Dr. Cao is a professor of Finance at Hang Seng University of Hong Kong. Previously, Dr. Cao served as Dean of Asia Private Equity College at Singapore Management University, Visiting Professor of Innovation and Entrepreneurship Center at Nanyang Technological University, Director of Massachusetts Institute of Technology REAP Guangzhou Center, President of Southern Institute of Financial Technology, committee member of Major Administrative Decision-making Advisory Committee at People’s Government of Guangdong Province, and committee member of Guangzhou Equity Exchange.

Dr. Xiaping Cao currently also serves as the associate editor of international renowned economic journal Economic Modelling and Frontier in Artificial Intelligence. Dr. Cao has been invited to serve as the featured chief editor of Pacific Basin Finance Journal, a well-known international financial Journal. Dr. Cao has published many papers as the first author in top international financial and management journals, including Journal of Financial Economics, Journal of Corporate Finance, Journal of Banking and Finance, Journal of Quantitative and Financial Analysis, and Management Science. In addition, he is working as an adviser to the Securities Investor Association, initiated by Singapore Exchange (SGX).

Dr. Cao received his PhD Degree in Finance from Boston College, under the supervision of Professor Josh Lerner from Harvard Business School, a well-known scholar in venture capital and private equity.

K. Bryce Toussaint, Director, age 51

Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, exploration and production (E&P), and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board. Mr. Toussaint currently serves as the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a certified public accountant (CPA) in the State of Texas.

Scott Silverman, Director, age 52

Mr. Silverman has over 30 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman is currently a member of the Board of Directors of Bit Origin, Ltd and a director nominee of Muliang Viagoo Technology, Inc. Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, which grew into a multi-national corporate financial management and advisory firm serving clients in the United States and Asia, and JJL Capital Management, a private equity firm that focuses its investments in the hospitality, construction, real estate and healthcare sectors. He also serves as the CFO of Healthsnap, Inc. a healthcare Software as a Service (SaaS) platform on the cutting edge of remote patient monitoring and chronic care management. Previously, he served as the CFO of Sidus Space, Inc., a publicly traded Space-as-a-Service company in which capacity he oversaw its IPO, and Riverside Miami, LLC, a mixed use restaurant and entertainment project in Miami, Florida. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 9 companies public. He has also assisted in raising over $150 million for client companies, both public and private. He has a bachelor’s degree in finance from George Washington University and a master’s degree in accounting from NOVA Southeastern University.

Family Relationships

None

6.B. Compensation

Employment Agreements with Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Lucas Wang, Jiaming Li, Jinghai Jiang, Erick W. Rengifo and Xia Wang.

Lucas Wang

We entered into an employment agreement with Lucas Wang for the position of Chief Executive Officer. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the Board of

Directors, and equity awards of a total of 1,896,066 ordinary shares, with 632,022 ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025.

Jiaming Li

We entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the Board of Directors, and equity awards of a total of 1,422,049 ordinary shares, with 474,016 ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025.

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective from December 13, 2021 to December 12, 2024, with an annual compensation of $50,000.

Erick W. Rengifo

We entered into an employment agreement with Erick W. Rengifo for the position of Chief Strategy Officer. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $120,000.

Xia Wang

During the fiscal year ended June 30, 2019, we had an employment agreement with Xia Wang for the position of Chief Financial Officer with an annual compensation of $80,000. On July 31, 2020, the Company entered into an employment agreement, which replaced the previous offer letter. According to the employment agreement, the Company shall issue to Ms. Wang an annual compensation in the form of 200,000 ordinary shares of the Company, valued at $1.00 per share. In September 2020, the Company issued 200,000 ordinary shares pursuant to the employment agreement. On June 10, 2022, the Company entered into an employment agreement Ms. Wang, which replaced the previous agreement. The employment agreement is for a term of one year, with an annual compensation of $80,000. The employment agreement can be terminated by the Company for cause or by the executive for good reason.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2022, 2021 and 2020.

				Stock		All Other
		Salary	Bonus	Awards		Compensation	Total
Name and Principal Position	Fiscal Year	($)(1)	($)	($)		($)	($)
Lucas Wang	2022	$240,000	—	540,379	(2)	—	$780,379
Chief Executive Officer	2021	$—	—	—		—	$—
	2020	$—	—	—		—	$—
Jiaming Li	2022	$240,000	—	405,284	(3)	—	$645,284
President	2021	$—	—	—		—	$—
	2020	$—	—	—		—	$—
Erick W Rengifo	2022	$120,000	—	—		—	$
Chief Strategy Officer	2021	$—	—	—		—	$—
	2020	$—	—	—		—	$—
Jinghai Jiang	2022	$50,000	—	—		—	$50,000
Chief Operating Officer	2021	$—	—	—		—	$—
	2020	$—	—	—		—	$—
Xia Wang	2022	$80,000	—	—		—	$80,000
Chief Financial Officer	2021	$80,000	—	200,000		—	$—
	2020	$80,000	—	—		—	$—

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to the Company and its subsidiaries.

(2)	Pursuant to the employment agreement with Lucas Wang, the Company agreed to issue to Lucas Wang a total of 1,896,066 ordinary shares of the company, valued at $0.855 per share, with 632,022 ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025.
(3)	Pursuant to the employment agreement with Jiaming Li, the Company agreed to issue to Jiaming Li a total of 1,422,049 ordinary shares of the company, valued at $0.855 per share, with 474,016 ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025.

6.C.   Board Practices

Board of Directors and Board Committees

Our board of directors currently consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market.

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

Audit Committee.  Our audit committee consisted of Mr. Xiaping Cao, Mr. K. Bryce Toussaint and Mr. Scott Silverman. Mr. K. Bryce Toussaint is the chairman of our audit committee. We have determined that Mr. K. Bryce Toussaint, Mr. Xiaping Cao and Mr. Scott Silverman satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Toussaint qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Mr. Xiaping Cao, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. Mr. Xiaping Cao is the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee.  Our nominating committee consists of Mr. Xiaping Cao, Mr. K. Bryce Toussaint and Mr. Scott Silverman. Mr. Xiaping Cao is the chairperson of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

6.D.   Employees

We had 11 employees as of the date of this annual report. The following table sets forth a breakdown of our employees by function as of the date of this annual report:

	Number of
Department	Employees	% of Total
Management	5	46%
Marketing	2	18%
Administrative	4	36%
Total	11	100%

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

Our company is authorized to issue 150,000,000 ordinary shares of $0.01 par value per share. The number and percentage of ordinary shares beneficially owned are based on 100,542,872 ordinary shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

	Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Lucas Wang, Chairman of the Board and Chief Executive Officer (1)	632,022	0%
Jiaming Li, President	474,016	0%
Jinghai Jiang, Chief Operating Officer	—	0%
Erick W. Rengifo, Chief Strategy Officer and Director	—	0%
Xia Wang, Chief Financial Officer	—	0%
Xiaping Cao, Director	—	0%
K. Bryce Toussaint, Director	—	0%
Scott Silverman, Director	—	0%
All directors and executive officers as a group (8 persons)	1,106,038	1.10%

5% Beneficial Owners:
China Meitai Food Co., Ltd. (1)	8,710,000	8.66%
About Offshore Limited (2)	8,685,574	8.64%

(1)	China Meitai Food Co., Ltd., a British Virgin Islands company, holds 8,710,000 ordinary shares of the Company. Zeshu Dai, is deemed the beneficial owner of the 8,710,000 shares held by China Meitai Food Co., Ltd.
(2)	About Offshore Limited, a British Virgin Islands company, holds 8,685,574 ordinary shares of the Company. Huaili Zhang is the sole director and shareholder of About Offshore Limited and is deemed the beneficial owner of the 8,685,574 ordinary shares held by About Offshore Limited.

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

7.B.   Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements with Executive Officers.”

Other Related Party Transactions

During the year ended December 31, 2022 and 2021, other than disclosed elsewhere, we did not have any other related party transactions.

a.    Other receivables – related parties:

		June 30,		June 30,
Name of related party	Relationship	2022		2021
Lucas Wang	CEO	$354,903	*	$—

*The balance was from the $1 million disposal consideration CEO received on behalf of the Company and offset by the expenses CEO paid for the Company. The outstanding balance was repaid back to the Company by the report date of this filing.

b.    Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, and salary payables. These advances are unsecured and non-interest bearing. Current payables are due on demand.

		June 30,	June 30,
Name of related party	Relationship	2022	2021
Xia Wang	Chief Financial Officer	$—	$203,093
Zeshu Dai	Former CEO	—	517,716
Total other payables - related parties		$—	$720,809

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

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

ITEM 9.       THE OFFER AND LISTING

9.A. Offer and listing details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “BTOG.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “BTOG.”

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

Any time after the issuance of a convertible debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 60th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six months after the issuance of a convertible debenture of 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. The Company may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid at our option either in (i) cash or (ii) if the conversion price on the date of the payment is above the Floor Price and such shares issued will be immediately freely tradable shares in the hands of the holder, by the issuance of such number of shares as is equal to the Floor Price.

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

As of June 30, 2021, the debenture holder has converted a total of $5,193,423.89 in principal and interest and we issued a total of 5,036,320 ordinary shares. The convertible debentures issued on November 22, 2019, December 30, 2019 and March 9, 2020 have retired.

The issuance of convertible debentures and the ordinary shares upon conversion are exempted from the registration requirements of the Securities Act under Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act.

Securities Purchase Agreement dated June 19, 2020

On June 19, 2020, we entered into a securities agreement with the same accredited investor, pursuant to which we agreed to issue convertible debentures in the total principal amount of $2,000,000 with a maturity date of twelve months after issuance thereof and an annual interest rate of 5%. We issued the fourth convertible debenture in the amount of $700,000 on June 19, 2020, the fifth convertible debenture in the amount of $700,000 on July 17, 2020, the sixth convertible debenture in the amount of $300,000 on August 14, 2020 and the seventh convertible debenture in the amount of $300,000 on November 13, 2020.

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

Any time after 180 days from the date of issuance that the daily VWAP is less than $2.50 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, we shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six months after the signing of the Agreement or 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. We may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid either (i) in cash or (ii) if the conversion price on the date of the payment is above $2.50 and such shares issued will be immediately freely tradable shares in the hands of the debenture holder, by the issuance of such number of shares as is equal to the applicable deferral payment divided by a price per share equal to the conversion price.

As amended, the “Floor Price” of the convertible debenture issued on June 19, 2020 shall be $0.80 per share.

On June 10, 2021, the holder of the Convertible Debentures entered into an assignment agreement with certain investor (the “Holder”), pursuant to which the Convertible Debentures were sold, transferred and assigned to the Holder.

On April 20, 2022, the Company entered in an amendment agreement with the Holder to amend the “Maturity Date” of each of the fifth, sixth and seventh convertible debentures to December 31, 2022, to amend the “Conversion Price” to $0.66 per share, and to remove the “Floor Price” of each of the fifth, sixth and seventh convertible debentures. Additionally, pursuant to the fifth, sixth and seventh convertible debentures, the Company shall make monthly payments if the daily VMAP is less than the floor price for a period of ten (10) consecutive trading days (each such occurrence, a “Triggering Event”), beginning on the 30th day after the date of the Triggering Event, for so long as such conditions exist after a Triggering Event. Pursuant the amendment agreement, such monthly payment has been waived and cancelled pursuant to the Amendment Agreement.

As of June 30, 2022, the debenture holders have converted a total of $2,139,972.61 in principal and interest and we issued a total of 3,048,813 ordinary shares. All the convertible debenture issued pursuant to the June 19, 2020 securities purchase agreement have retired.

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

Registered Direct Offering and concurrent Private Placement

November 2021 Offering

On November 22, 2021, the Company entered into a securities purchase agreement (the “2021 Securities Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value $0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (the “2021 Investor Warrants”) in a concurrent private placement, for gross proceeds of approximately $16.5 million (the “November 2021 Offering”). The purchase price for each ordinary share and the corresponding 2021 Investor Warrant was US$0.96. The 2021 Investor Warrants became exercisable on January 23, 2022, which is 60 days from the date of issuance, and will expire on November 24, 2026. The 2021 Investor Warrants have an exercise price of $1.008 per share, which is 105% of the purchase price. Each 2021 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the 2021 Investor Warrants.

The 17,175,412 ordinary shares were issued to the purchasers in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The 2021 Investor Warrants were issued to the purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

The Company has filed and agreed to maintain with the SEC a registration statement that registers the 2021 Investor Warrants within 45 calendar days from the closing of the Offering and to use commercially reasonable efforts to cause such registration statement to become effective within 75 calendar days following the closing of the November 2021 Offering.

The November 2021 Offering was conducted pursuant to a placement agency agreement, dated November 22, 2021, between the Company and Univest Securities, LLC. Univest Securities, LLC agreed to use its “reasonable best efforts” to solicit offers to purchase the shares and the 2021 Investor Warrants. The Company agreed to pay Univest Securities, LLC a total cash fee equal to five point five percent (5.5%) of the aggregate gross proceeds raised in the November 2021 Offering. The Company also agreed to reimburse Univest Securities, LLC for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, US $75,000. The Company further agreed that, in addition to the accountable expenses, it would pay Univest Securities, LLC a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds raised in the November 2021 Offering.

Additionally, the Company issued to Univest Securities, LLC warrants for the purchase of 858,771 ordinary shares (equal to 5% of the aggregate number of ordinary shares sold to in the November 2021 Offering), with an exercise price of $0.96 per share (equal to 100% of the offering price in the November 2021 Offering). Such warrants were first exercisable on May 24, 2022, which is six months after the closing of the November 2021 Offering and will expire on November 24, 2026.

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the November 2021 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the "Right of First Refusal"), which right is exercisable in the placement agent's sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

The November 2021 Offering closed on November 24, 2021. The Company used the proceeds from the November 2021 Offering to purchase mining equipment and for working capital and general business purposes.

The Company agreed in the 2021 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for 60 days following the closing of the November 2021 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a variable rate transaction (as defined in the 2021 Securities Purchase Agreement) until no purchaser holds any of the 2021 Investor Warrants.

Concurrently with the execution of the 2021 Securities Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements, pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days following the closing of the November 2021 Offering.

January 2022 Offering

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “2022 Securities Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 18,124,400 ordinary shares, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “2022 Investor Warrants”) in a concurrent private placement, for gross proceeds of US$16,130,716 million (the “January 2022 Offering”). The purchase price for each Share and the corresponding Warrant was US$0.89. The 2022 Investor Warrants are exercisable 60 days from the date of issuance and have an exercise price of US$1.008 per share. The 2022 Investor Warrants will expire five years from the date of issuance.

Each 2022 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants.

The 18,124,400 ordinary shares were issued to the purchasers in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The 2022 Investor Warrants were issued to the purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

The Company agreed in the 2022 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for sixty (60) days following the closing of the January 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a Variable Rate Transaction (as defined in the Purchase Agreement) until no purchaser holds any of the 2022 Investors Warrants.

The Company has agreed to file and maintain with the SEC a registration statement to register the Warrants within 45 calendar days from the closing of the January 2022 Offering and to use commercially reasonable efforts to cause such registration statement to become effective within 75 calendar days following the closing of the January 2022 Offering.

The January 2022 Offering was conducted pursuant to a placement agency agreement, dated January 28, 2022, as amended on January 30, 2022, between the Company and Univest Securities, LLC as the placement agent. Univest Securities, LLC has agreed to use its “reasonable best efforts” to solicit offers to purchase the shares and the 2022 Investor Warrants. Univest Securities, LLC has no obligation to purchase any of the shares or the 2022 Investor Warrants or to arrange for the purchase or sale of any specific number or dollar amount of Shares or 2022 Investor Warrants. The Company has agreed to pay Univest Securities, LLC a total cash fee equal to five point five percent (5.5%) of the aggregate gross proceeds raised in the January 2022 Offering. The Company has also agreed to reimburse Univest Securities, LLC for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, US$75,000. The Company further agrees that, in addition to the expenses payable to Univest Securities, LLC, it shall pay Univest Securities, LLC a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds raised in the January 2022 Offering.

Additionally, the Company issued to the Univest Securities, LLC warrants (for the purchase of 906,220 ordinary shares (equal to 5% of the aggregate number of shares sold to the purchasers in this offering), with an exercise price of US$0.89 per share (equal to 100% of the share offering price in the January 2022 Offering). Such warrants have a term of five years from the commencement of sales of the January 2022 Offering and are first exercisable six months after the closing of the January 2022 Offering.

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the January 2022 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the "Right of First Refusal"), which right is exercisable in the placement agent's sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

The January 2022 Offering closed on February 2, 2022. The Company used the proceeds from the January 2022 Offering to purchase mining equipment and for working capital and general business purposes.

The Company agreed in the 2022 Securities Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for 60 days following the closing of the January 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a variable rate transaction (as defined in the 2022 Securities Purchase Agreement) until no purchaser holds any of the 2022 Investor Warrants.

Concurrently with the execution of the 2022 Securities Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements, pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days following the closing of the January 2022 Offering.

Public Offering

June 2022 Offering

The Company entered into an underwriting agreement dated June 3, 2022 with Univest Securities, LLC, as the underwriter, pursuant to which the Company agreed to sell 9,803,922 ordinary shares on a firm commitment basis, for gross proceeds of approximately $5 million (the “June 2022 Offering”). The purchase price for each share is US$0.51.

The shares are registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The Company filed the prospectus supplement for the Offering on June 7, 2022.

The Company agreed in the underwriting agreement that it would not issue any ordinary shares or ordinary share equivalents for ninety (90) days following the closing of the June 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents in a Variable Rate Transaction (as defined in the underwriting agreement).

Pursuant to the underwriting agreement, the Company has agreed to grant the underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the underwriter warrants to purchase up to a total of 490,196 ordinary shares (equal to five percent (5%) of the ordinary shares sold in this offering) (or 563,726 ordinary shares if the underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 per share, which is equal to the public offering price for the ordinary shares in this offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this offering, subject to certain adjustments.

Concurrently with the execution of the underwriting agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s ordinary shares entered into lock-up agreements pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days from the date of such lock up agreement.

The June 2022 Offering closed on June 7, 2022.

In addition, pursuant to the underwriting agreement, the Company granted the underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. On June 27, 2022, the underwriter fully exercised the Over-allotment Option, and on June 29, 2022, the Company closed the offering of the Option Shares, for aggregate gross proceeds of approximately $5.75 million less applicable underwriting discounts and other offering fees and expenses. In connection with such closing and pursuant to the underwriting agreement, the Company issued to the Underwriter warrants to purchase up to 73,530 ordinary shares, representing 5% of the ordinary shares issued and sold in the over-allotments, at an initial exercise price of $0.51 per share, subject to certain adjustments.

The Company used the net proceeds from the June 2022 Offering for working capital and general business purposes.

Issuance pursuant to Service or Purchase Agreement

Consulting Agreement

On January 27, 2022, the Company entered into a consulting agreement (the “Consulting Agreement”) with Great Union Investment Limited (the “Consultant”), pursuant to which the Company agreed to engage the Consultant to assist in the Company’s business expansion in Singapore, and to issue 250,000 ordinary shares of the Company, valued at $1.00 per share (the “Shares”), as compensation. The Consulting Agreement is on a month-to-month basis and the Company has the right to terminate at any time for any reasons. The Company agreed to indemnify, defend and hold harmless the Consultant, and defend any action brought against the

Consultant with respect to any claim, demand, cause of action, debt or liability to the extent that such action is based upon a claim that (i) is true and (ii) (A) would constitute a breach of any of the Company's representations, warranties, or agreements under the Consulting Agreement, (B) arises out of the negligence or willful misconduct of the Company, or (C) is based on any information provided by the Company's content that violates any rights of third parties, including, without limitation, rights of publicity, privacy, patents, copyrights, trademarks, trade secrets, and/or licenses. The Company agrees that it will not prosecute any action or proceeding against the Consultant except where such claim is materially and substantially based on the gross negligence or willful misconduct of the Consultant. The Consultant agreed to indemnify, defend, and hold harmless the Company, its affiliates and their respective directors, officers, employees, consultants, representatives and agents, and defend any action brought against same, with respect to any claim, demand, cause of action, or liability, including reasonable attorneys' fees, to the extent that such an action arises out of (i) the gross negligence or willful misconduct of the Consultant or (ii) unlawful conduct.

The Shares were issued on February 14, 2022 in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act. The Company made the determination based upon the factors that the Consultant is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the Consultant was acquiring the Shares for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Consultant understood that the Shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Asset Purchase Agreement

On August 15, 2022, the Company entered into an asset purchase agreement with a seller, pursuant to which the Company purchased 622 units of cryptocurrency mining equipment from the seller for a total purchase price of $3,110,000, payable in the form of 8,685,574 ordinary shares of the Company, valued at $0.36 per share. The seller agreed to deliver the miners to a hosting facility located in Macon, Georgia within 15 days from the date of the asset purchase agreement. On August 22, 2022, the Company issued 8,685,574 ordinary shares to the seller in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act. The Company made the determination based upon the factors that the seller is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the seller was acquiring the shares for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the seller understood that the shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Law, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

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

10.D. Exchange controls

The Cayman Islands and the United States currently have no exchange control regulations or currency restrictions.

10.E. Taxation

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

Although we do not believe that we were a PFIC for the taxable year ended June 30, 2022, 2021 and 2020 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Registered Direct Offering and concurrent Private Placement

November 2021 Offering

On November 24, 2021, we closed a registered direct offering where 17,175,412 ordinary shares and a concurrent private placement where we sold warrants to purchase up to 17,175,412 ordinary shares. We received gross proceeds of approximately $16.5 million. We used the proceeds to purchase mining equipment and for working capital and general business purposes.

January 2022 Offering

On February 2, 2022, we closed a registered direct offering where 18,124,400ordinary shares and a concurrent private placement where we sold warrants to purchase up to 18,124,400ordinary shares. We received gross proceeds of approximately $16.1 million. We used the proceeds to purchase mining equipment and for working capital and general business purposes.

Public Offering

June 2022 Offering

On June 7, 2022, we closed a firm commitment offering where we sold 9,803,922 ordinary shares. We received gross proceeds of approximately $5 million. We used the proceeds for working capital and general business purposes.

ITEM 15.      CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2022, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2022, our disclosure controls and procedures were not effective.

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

There were no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.     CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at http://https://bitorigin.io/.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective April 14, 2021, WWC, P.C. (“WWC”) was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements. Prager Metis CPAs, LLC (“Prager Metis”) served as the Company’s independent registered public accounting firm the fiscal year ended June 30, 2020. Audit services provided by WWC, P.C. for fiscal year ended June 30, 2022 and 2021 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. Audit services provided by Prager Metis for fiscal year ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended June 30, 2022 and 2021 was $150,000 and $240,000. Prager Metis’ fee for the fiscal year ended June 30, 2020 was $270,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC or Prager Metis for the fiscal years ended June 30, 2022, 2021 or 2020.

Tax Fees

There was no tax service fees incurred from WWC or Prager Metis for the fiscal years ended June 30, 2022, 2021 or 2020.

All Other Fees

There were no other services fees incurred from WWC in fiscal year ended June 30, 2022 or 20201. There was no other services fees incurred from Prager Metis in fiscal year ended June 30, 2020.

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

We elected to follow home country practice exemption and be exempt from the requirements to obtain shareholder approval for (1) the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended under Rule 5635(c) of the Nasdaq Rules, and (2) the issuance of 20% or more of its outstanding ordinary shares under Rule 5635(d) of the Nasdaq Rules. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16H.    DISCLOSURE REGARING FOREIGN JURISDICTION THAT PREVETN INSPECTIONS

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18.

ITEM 18.     FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.     EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Amended and Restated Memorandum and Articles of Association of Bit Origin Ltd (Incorporated by reference to exhibit 1.1 from the Form 6-K filed with the SEC on May 24, 2022)
2.1	Form of Convertible Debenture pursuant to a Securities Purchase Agreement dated November 22, 2019 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on November 25, 2019)
2.2	Form of Convertible Debenture pursuant to a Securities Purchase Agreement dated June 19, 2020 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 19, 2020)
2.3	Form of Warrant pursuant to a Securities Purchase Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on November 24, 2021)
2.4	Form of Warrant pursuant to a Placement Agency Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.5 from the Form 6-K filed with the SEC on November 24, 2021)
2.5	Form of Warrant pursuant to a Securities Purchase Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.4 from the Form 6-K filed with the SEC on February 3, 2022)
2.6	Form of Warrant pursuant to a Placement Agency Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.7 from the Form 6-K filed with the SEC on February 3, 2022)
2.7	Form of Warrant pursuant to an Underwriting Agreement dated June 3, 2022 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on June 7, 2022)
4.1	Director Offer Letter with K. Bryce Toussaint (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 6, 2020)
4.2	Director Offer Letter with Scott Silverman (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on August 6, 2020)
4.3	Securities Purchase Agreement, date November 22, 2019 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on November 25, 2019)
4.4	Registration Rights Agreement, dated November 22, 2019 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on November 25, 2019)
4.5	Conversion Agreement, dated May 22, 2020 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 22, 2020)
4.6	Securities Purchase Agreement, date June 19, 2020 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 19, 2020)
4.7

Amendment Agreement to the Convertible Debentures issued on November 22, 2019 and December 30, 2019, dated June 19, 2020 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on June 19, 2020)

4.8	Form of Private Placement Subscription Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 20, 2020)

4.9

Amendment Agreement to the Convertible Debenture issued on December 30, 2019, dated September 15, 2020 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on September 17, 2020)

4.10

Amendment Agreement to the Convertible Debentures issued on December 30, 2019 and March 9, 2020, dated November 13, 2020 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on November 13, 2020)

4.11	Form of Private Placement Subscription Agreement, dated December 16, 2020 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 18, 2020)
4.12

Amendment Agreement to the Convertible Debentures issued on March 9, 2020, June 19, 2020, July 17, 2020, August 14, 2020 and November 13, 2020, dated January 22, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on January 26, 2021)

4.13

Amendment Agreement to the Convertible Debentures issued on March 9, 2020, June 19, 2020, July 17, 2020, August 14, 2020 and November 13, 2020, dated March 9, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 11, 2021)

4.14

Amendment Agreement to the Convertible Debentures issued on June 19, 2020, July 17, 2020, August 14, 2020 and November 13, 2020, dated April 14, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on April 15, 2021)

4.15	Form of Private Placement Subscription Agreement, dated May 7, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 10, 2021)
4.16	Debt Settlement and Mutual Release Agreement with Xiaohui Wu dated May 4, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 19, 2021)
4.17	Form of Securities Purchase Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on November 24, 2021)
4.18	Form of Lock-Up Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on November 24, 2021)
4.19

Placement Agency Agreement, dated November 22, 2021, by and between the Company and Univest Securities, LLC (Incorporated by reference to exhibit 99.4 from the Form 6-K filed with the SEC on November 24, 2021)

4.20	Employment Agreement between the Company and Jiaming Li, dated December 6, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 6, 2021)
4.21	Employment Agreement between the Company and Erick W. Rengifo, dated December 6, 2021 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on December 6, 2021)
4.22	Employment Agreement between the Company and Jinghai Jiang, dated December 13, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 14, 2021)
4.23	Sales and Purchase Agreement between SonicHash Inc. and Mineone Inc., dated December 15, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 17, 2021)
4.24	Sales and Purchase Agreement between SonicHash LLC. and HashCow LLC, dated January 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on January 6, 2022)
4.25	Main Service Agreement between SonicHash LLC. and YCD Petawatt Holdings LLC, dated December 23, 2021(Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on January 6, 2022)
4.26	Form of Securities Purchase Agreement, dated January 28, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on February 3, 2022)
4.27	Form of Amendment No.1 to the Securities Purchase Agreement, dated January 30, 2022 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on February 3, 2022)

4.28	Form of Lock-Up Agreement, dated January 28, 2022 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on February 3, 2022)
4.29

Placement Agency Agreement, dated January 28, 2022, by and between the Company and Univest Securities, LLC (Incorporated by reference to exhibit 99.5 from the Form 6-K filed with the SEC on February 3, 2022)

4.30

Amendment No.1 to Placement Agency Agreement, dated January 30, 2022, by and between the Company and Univest Securities, LLC (Incorporated by reference to exhibit 99.6 from the Form 6-K filed with the SEC on February 3, 2022)

4.31

Consulting agreement between the Company and Great Union Investment Limited, dated January 27, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on February 14, 2022)

4.32	Sales and Purchase Agreement between SonicHash LLC and HashCow LLC, dated February 14, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on February 14, 2022)
4.33

Sales and Purchase Agreement between SonicHash LLC and AGM Technology Limited, dated February 14, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on February 14, 2022)

4.34	Director offer letter to Mr. Xiaping Cao, dated March 22, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 22, 2022)
4.35	Debt Assignment and Assumption Agreement between CVS Limited and WVM Inc., dated March 30, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 31, 2022)
4.36

Debt Assignment and Assumption Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and WVM Inc., dated March 30, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on March 31, 2022)

4.37

Debt Settlement and Mutual Release Agreement between WVM Inc. and China Xiangtai Food Co., Ltd., dated March 30, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on March 31, 2022)

4.38	Amendment Agreement, dated April 20, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on April 20, 2022)
4.39	Securities Purchase Agreement, dated March 31, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 5, 2022)
4.40	English translation of the Hosting Agreement, dated May 1, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 6, 2022)
4.41	Underwriting agreement by and between the Company and Univest Securities, LLC, dated June 3, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on June 7, 2022)
4.42	Form of Lock-Up Agreement, dated June 3, 2022 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on June 7, 2022)
4.43	Hosting Agreement, dated June 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 10, 2022)
4.44	Service Agreement, dated June 10, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 21, 2022)
4.45	Employment agreement between the Company and Lucas Wang, dated May 31, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 10, 2022)
4.46	Amendment to the employment agreement between the Company and Jiaming Li, dated May 31, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on June 10, 2022)
4.47	Employment agreement between the Company and Xia Wang, dated June 10, 2022 (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on June 10, 2022)

4.48	Subscription agreement, dated June 10, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 21, 2022)
4.49	Hosting Agreement, dated July 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on July 11, 2022)
4.50	Service Agreement, dated July 7, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on July 11, 2022)
4.51	Asset Purchase Agreement, dated August 15, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 23, 2022)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Prager Metis CPAs, LLC
15.2*	Consent of WWC, P.C.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT ORIGIN LTD

By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board

Date: August 25, 2022

BIT ORIGIN LTD

To:    The Board of Directors and Shareholders of

          Bit Origin Ltd

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Origin Ltd and its subsidiaries (collectively the “Company”) as of June 30, 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

 PCAOB ID: 1171

San Mateo, California

August 25, 2022

We have served as the Company’s auditor since May 8, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd. (the “Company”) as of June 30, 2020 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements), before the effects of the adjustments to retrospectively apply the change in accounting related to the discontinued operation of the Company’s subsidiary, WVM Inc. (“Xiangtai BVI”), including its subsidiaries and consolidated variable interest entities, as described in Note 3 to the consolidated financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the discontinued operation of Xiangtai BVI, including its subsidiaries and consolidated variable interest entities, as described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits，we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/ s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2020.

Hackensack, New Jersey

November 17, 2020

An affiliate of Prager Metis International	NORTH AMERICA	EUROPE	ASIA

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,805	$1,943
Cryptocurrencies	141,888	—
Other receivables	3,715,962	—
Other receivables - related party	354,903	—
Prepayments	20,625	130,088
Security deposit	1,151,851	—
GST tax receivable	349,960	—
Current assets of discontinued operations	—	32,389,683
Total current assets	5,752,994	32,521,714

OTHER ASSETS
Prepayments	18,175,800	—
Plant and equipment, net	8,026,130	—
Cost method investment	3,000,000	—
Other assets of discontinued operations	—	8,354,114
Total other assets	29,201,930	8,354,114

Total assets	$34,954,924	$40,875,828

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Convertible debenture	$—	$1,300,000
Other payables and accrued liabilities	299,968	218,045
Other payables - related parties	—	720,809
Current liabilities of discontinued operations	—	36,458,438
Total current liabilities	299,968	38,697,292

OTHER LIABILITIES
Other liabilities of discontinued operations	—	3,798,524
Total other liabilities	—	3,798,524

Total liabilities	299,968	42,495,816

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 300,000,000 shares authorized, 91,857,298 and 40,716,642 shares issued and outstanding as of June 30, 2022 and 2021, respectively	918,573	407,167
Additional paid-in capital	69,719,807	32,175,798
Deferred share compensation	—	(21,140)
Statutory reserves	—	1,670,367
Accumulated deficit	(35,983,424)	(38,574,620)
Accumulated other comprehensive income	—	1,120,774
Total Bit Origin Ltd shareholders' equity	34,654,956	(3,221,654)

NONCONTROLLING INTERESTS	—	1,601,666

Total equity	34,654,956	(1,619,988)

Total liabilities and shareholders' equity	$34,954,924	$40,875,828

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2022	2021	2020
REVENUES
Cryptocurrencies mining revenue	$192,351	$—	$—
Total revenues	192,351	—	—

COST OF REVENUES
Cost of cryptocurrencies mining revenue	403,384	—	—
Total cost of revenues	403,384	—	—

GROSS PROFIT	(211,033)	—	—

OPERATING EXPENSES:
General and administrative	4,225,149	1,585,052	2,512,271
Impairment loss of cryptocurrencies	50,463	—	—
Stock compensation expense	1,622,086	1,889,173	930,223
Total operating expenses	5,897,698	3,474,225	3,442,494

LOSS FROM OPERATIONS	(6,108,731)	(3,474,225)	(3,442,494)

OTHER INCOME (EXPENSE)
Interest expense	(54,137)	(156,048)	(123,212)
Other finance expenses	(3,429)	(134,960)	(359,187)
Other expense, net	(128)	—	—
Gain on debt settlements	823,749	125,215	—
Total other (expense) income, net	766,055	(165,793)	(482,399)

LOSS BEFORE INCOME TAXES	(5,342,676)	(3,640,018)	(3,924,893)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS FROM CONTINUING OPERATIONS	(5,342,676)	(3,640,018)	(3,924,893)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	(30,933,269)	(43,442,949)	(474,640)
Net gain on sale of discontinued operations, net of applicable income taxes	34,110,454	-	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	3,177,185	(43,442,949)	(474,640)

NET LOSS	(2,165,491)	(47,082,967)	(4,399,533)

Less: Net (loss) income attributable to non-controlling interest from discontinued operations	(5,404,881)	(1,473,448)	477,409

NET INCOME (LOSS) ATTRIBUTABLE TO BIT ORIGIN LTD	$3,239,390	$(45,609,519)	$(4,876,942)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	363,880	2,031,732	(559,320)

TOTAL COMPREHENSIVE LOSS	(1,801,611)	(45,051,235)	(4,958,853)

Less: Comprehensive (loss) income attributable to non-controlling interests from discontinued operations	(5,485,241)	(1,418,708)	465,736

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO BIT ORIGIN LTD	$3,683,630	$(43,632,527)	$(5,424,589)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	60,493,769	33,194,383	22,417,524
Diluted	60,493,769	33,194,383	22,417,524

(LOSS) EARNINGS PER SHARE - BASIC
Continuing operations	$(0.09)	$(0.11)	$(0.18)
Discontinued operations	$0.05	$(1.31)	$(0.02)

(LOSS) EARNINGS PER SHARE - DILUTED
Continuing operations	$(0.09)	$(0.11)	$(0.18)
Discontinued operations	$0.05	$(1.31)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated
			Additional	Deferred	Retained earnings (accumulated deficit)		other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	compensation	reserves	Unrestricted	loss	interests	Total
BALANCE, June 30, 2019	21,964,027	$219,640	$11,031,937	—	1,496,642	12,085,566	(308,571)	—	$24,525,214
Issuance of ordinary shares for services	180,000	1,800	762,700	(114,500)	—	—	—	—	650,000
Amortization of deferred share compensation	—	—	—	66,792	—	—	—	—	66,792
Options issued to directors	—	—	213,431	—	—	—	—	—	213,431
Issuance of ordinary shares for acquisition	1,000,000	10,000	2,648,909	—	—	—	—	—	2,658,909
Fair value of noncontrolling interest acquired	—	—	—	—	—	—	—	2,554,638	2,554,638
Fair value of beneficial conversion feature of convertible debenture	—	—	259,540	—	—	—	—	—	259,540
Conversion convertible debenture into ordinary shares	827,057	8,271	848,894	—	—	—	—	—	857,165
Net (loss) income	—	—	—	—	—	(4,876,942)	—	477,409	(4,399,533)
Statutory reserves	—	—	—	—	173,725	(173,725)	—	—	—
Foreign currency translation	—	—	—	—	—	—	(547,647)	(11,673)	(559,320)
BALANCE, June 30, 2020	23,971,084	239,711	15,765,411	(47,708)	1,670,367	7,034,899	(856,218)	3,020,374	26,826,836
Issuance of ordinary shares for compensation	200,000	2,000	266,000	(268,000)	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	315,708	—	—	—	—	315,708
Options issued to directors	—	—	30,490	—	—	—	—	—	30,490
Sales of ordinary shares	8,623,762	86,238	8,905,927	—	—	—	—	—	8,992,165
Conversion convertible debenture into ordinary shares	5,121,796	51,218	5,015,070	—	—	—	—	—	5,066,288
Issuance of ordinary shares for debt settlements	927,000	9,270	732,515	—	—	—	—	—	741,785
Issuance of ordinary shares for services	1,873,000	18,730	1,460,385	(21,140)	—	—	—	—	1,457,975
Net loss	—	—	—	—	—	(45,609,519)	—	(1,473,448)	(47,082,967)
Foreign currency translation	—	—	—	—	—	—	1,976,992	54,740	2,031,732
BALANCE, June 30, 2021	40,716,642	407,167	32,175,798	(21,140)	1,670,367	(38,574,620)	1,120,774	1,601,666	(1,619,988)
Issuance of ordinary shares for JMC purchase	600,000	6,000	(6,000)	—	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	21,140	—	—	—	—	21,140
Sales of ordinary shares	46,574,322	465,743	34,578,781	—	—	—	—	—	35,044,524
Issuance of ordinary shares for compensation	1,580,054	15,800	1,335,146	—	—	—	—	—	1,350,946
Issuance of ordinary shares for services	250,000	2,500	247,500	—	—	—	—	—	250,000
Conversion convertible debenture into ordinary shares	2,136,280	21,363	1,388,582	—	—	—	—	—	1,409,945
Net income (loss)	—	—	—	—	—	3,239,390	—	(5,404,881)	(2,165,491)
Foreign currency translation	—	—	—	—	—	—	444,240	(80,360)	363,880
Deconsolidation of discontinued operations	—	—	—	—	(1,670,367)	(648,194)	(1,565,014)	3,883,575	—
BALANCE, June 30, 2022	91,857,298	$918,573	$69,719,807	$—	$—	$(35,983,424)	$—	$—	$34,654,956

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,165,491)	$(47,082,967)	$(4,399,533)
Net income (loss) from discontinued operations	3,177,185	(43,442,949)	(474,640)
Net loss from continuing operations	(5,342,676)	(3,640,018)	(3,924,893)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	276,763	—	—
Impairment loss of cryptocurrencies	50,463	—	—
Stock compensation expense	1,622,086	1,889,173	930,223
Late payment penalty expense	—	—	500,000
Amortization of convertible debenture issuance cost and discount	—	131,688	357,853
Gain on debt settlement	(823,749)	(125,215)	—
Change in operating assets and liabilities
Cryptocurrencies - mining, net of mining pool operating fees	(192,351)	—	—
Other receivables	(686,750)	28,940	(28,940)
Prepayments	(18,066,337)	(111,682)	(18,406)
Security deposits	(1,151,851)	—	—
Other payables and accrued liabilities	294,809	276,210	269,521
Taxes payable	(349,960)	—	—
Net cash used in operating activities from continuing operations	(24,369,553)	(1,550,904)	(1,914,642)
Net cash provided by (used in) operating activities from discontinued operations	10,080,079	(8,992,926)	(3,997,377)
Net cash used in operating activities	(14,289,474)	(10,543,830)	(5,912,019)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(8,302,893)	—	—
Cost method investment	(3,000,000)	—	—
Net cash used in investing activities from continuing operations	(11,302,893)	—	—
Net cash (used in) provided by investing activities from discontinued operations	(3,177)	—	159,062
Net cash (used in) provided by investing activities	(11,306,070)	—	159,062

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from other payables - related parties, net	645,096	297,393	166,032
Proceeds from issuance of ordinary shares through private placements	—	8,992,165	—
Proceeds from issuance of ordinary shares through public offerings	35,044,524	—	—
Proceeds from convertible debentures, net of issuance costs	—	1,300,000	5,480,000
Net cash provided by financing activities from continuing operations	35,689,620	10,589,558	5,646,032
Net cash used in financing activities from discontinued operations	(9,698,610)	(1,935,391)	(1,569,024)
Net cash provided by financing activities	25,991,010	8,654,167	4,077,008

EFFECT OF EXCHANGE RATE ON CASH	(7,487)	459,834	(4,296)

CHANGES IN CASH	387,979	(1,429,829)	(1,680,245)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	105,931	1,535,760	3,216,005

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	493,910	105,931	1,535,760

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	476,105	103,988	1,372,120

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$17,805	$1,943	$163,640

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$—
Cash paid for interest	$—	$644,319	$488,360

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party offset with other payable - related party upon execution of the tri-party offset agreement	$—	$—	$1,195,585
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$11,568	$3,240,920
Issuance of ordinary shares for acquisition	$—	$—	$2,658,909
Conversion of convertible debenture into ordinary shares	$1,300,000	$5,066,288	$857,165
Conversion of debts into ordinary shares	$—	$741,785	$—
Other receivable - related party from disposal of subsidiary	$1,000,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Organization

Bit Origin Ltd (“Bit Origin” or the “Company”), formerly known as China Xiangtai Food Co., Ltd., is a holding company incorporated on January 23, 2018, under the laws of the Cayman Islands. Bit Origin has no substantive operations other than holding all of the outstanding share capital of the following entities:

●	SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd (“SonicHash Singapore”) and SonicHash LLC (SonicHash US).
●	WVM (“Xiangtai BVI”) is a holding company holding all of the outstanding equity of CVS Limited, (“Xiangtai HK”). Xiangtai HK is also a holding company holding all of the outstanding equity of Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”), which controls subsidiaries and variable interest entities (VIEs) based in China. The Company disposed Xiangtai BVI on April 27, 2022.
●	China Silanchi Holding Limited (“Silanchi”) is a holding company holding all of the outstanding equity of Haochuangge Limited, (“Haochuangge HK”). Haochuangge HK is also a holding company holding all of the outstanding equity of Beijing Gangyixing Technology Ltd. (“Gangyixing WFOE”), which controls Beijing Fu Tong Ge Technology Co., Ltd. (“Fu Tong Ge”), a VIE based in China. Silanchi and its subsidiaries and VIEs are currently not engaging in any active business. The Company disposed Silanchi on April 27, 2022.

Business Overview

The Company has been in the process of preparing for new business activities in cryptocurrency mining operations through its newly incorporated subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash LLC since December 2021. The Company made three bulk purchases of cryptocurrency mining equipment for approximately $7.0 million in December 2021, approximately $6.0 million in January 2022, and approximately $13.3 million in February 2022, respectively. As of the reporting date, the Company have made the payment in full for the purchases with an amount of approximately $26.3 million. As of June 30, 2022, 868 units of cryptocurrency mining equipment have been delivered to a mining facility in Georgia, U.S. and started to generate revenue from May 2022.

The Company, through its VIEs contractual with Xiangtai WFOE, Chongqing Penglin Food Co., Ltd. (“CQ Penglin”) and Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), and through its wholly-owned subsidiaries, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”) and Chongqing Pengmei Supermarket Co. Ltd., (“CQ Pengmei”), engaged in slaughtering, processing, packing and selling various processed meat products business and raw feed materials wholesales business. The Company disposed those businesses on April 27, 2022 (See Note 3). As a result, the historic results of operations for the Company’s grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Historic Business Acquisition

On July 2, 2018, the Company acquired CQ Pengmei that operated two grocery stores under common control of Ms. Zeshu Dai, its CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price was at the carrying value on CQ Pengmei books and records for a total of approximately $0.9 million (RMB 5,949,052). In February 2020, the Company discontinued its grocery stores business as the Company has been operating at losses in this business.

On April 3, 2020, the Company entered into a Share Purchase Agreement (“SPA”) with Xiangtai WFOE, JMC, which engages in raw feed material and formula solution wholesales business, and the shareholders of JMC (“JMC Shareholders”). Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC’s equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $1.77 per share, the closing price of the Company’s ordinary share on April 3, 2020, for an aggregate discounted purchase price of $2,658,909 with probability of contingent considerations, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders’ agreement to cause JMC to enter into certain VIE agreements with Xiangtai WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC’s after-tax net income. According to the milestones, 1,600,000 shares were issued to JMC shareholders as of June 30, 2022. The remaining contingent 400,000 shares which shall be issued to JMC shareholders before August 7, 2022 will not be issued as the business was disposed on April 27, 2022.

On September 3, 2020, the Company entered into a share purchase agreement with Silanchi, a British Virgin Islands company, and China Gelingge Holding Limitied and China Yaxinge Holding Limited, the shareholders of Silanchi, who collectively hold 100% equity interest of Silanchi and to deliver a total consideration of US$100 in exchange for acquiring 98% equity interest of Silanchi. Silanchi was established on December 12, 2019 and was disposed on April 27, 2022.

New Business

On December 14, 2021, the Company formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. On December 17, 2021, the Company formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware. The Company holds 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management.

On December 15, 2021, SonicHash Canada purchased 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax. SonicHash Canada has paid the purchase price and the cryptocurrency mining equipment has been delivered to a facility in Alberta, Canada. On March 20, 2022, SonicHash US imported these cryptocurrency mining equipment to the US. These equipment have been delivered to a mining facility in Georgia, U.S. and started to generate revenue from May 2022.

On January 6, 2022, SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, excluding tax. SonicHash US has paid the purchase price and the cryptocurrency mining equipment will be delivered to U.S in batches. 126 units have been delivered to a mining facility in Georgia, U.S. and started to generate revenue from May 2022; 560 units have been delivered to Indiana, U.S. and started to generate revenue from July 2022.

On February 14, 2022, SonicHash US purchased 2,200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. SonicHash US has paid the purchase price and the cryptocurrency mining equipment are set to be delivered to U.S. in batches. 1,140 units have been delivered to a mining facility in Indiana, U.S. and started to generate revenue from July 2022. Another 1,060 units will be delivered in 2022 Q3.

By the end of June 2022, the Company had purchased 3,628 units of cryptocurrency mining equipment. The Company had 868 units in stock by the end of June 2022, another 1,700 units arrived in Marion Indiana in July 2022 and the remaining 1,060 units are to be delivered in 2022 Q3.

Consolidation Scope

The accompanying consolidated financial statements reflect the activities of Bit Origin and each of the following entities:

Name	Background	Ownership
Xiangtai BVI	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI *Disposed in April 2022
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK *Disposed in April 2022
CQ Penglin	· A PRC limited liability company
	· Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE *Disposed in April 2022
GA Yongpeng	· A PRC limited liability company
	· Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE *Disposed in April 2022
CQ Pengmei	· A PRC limited liability company	100% owned by Xiangtai WFOE *Disposed in April 2022
· Grocery stores selling daily necessities
JMC	· A PRC limited liability company	51 % VIE of Xiangtai WFOE *Disposed in April 2022
· Feed raw materials and formula solutions wholesales.
Silanchi	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Haochuangge	· A Hong Kong company	100% owned by Silanchi *Disposed in April 2022
Gangyixing WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Haochuangge *Disposed in April 2022
Fu Tong Ge	· A PRC limited liability company	VIE of Gangyixing WFOE *Disposed in April 2022
SonicHash Canada	· A Canada company	100% owned by Bit Origin
SonicHash Singapore	· A Singapore company	100% owned by Bit Origin
SonicHash US	· A US company	100% owned by Bit Origin

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its variable interest entities. All intercompany transactions and balances are eliminated upon consolidation.

The Company accounts for its noncontrolling interests in joint ventures or partnerships where the Company has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting. In such cases, the original investments are recorded at cost and adjusted for our share of earnings, losses, and distributions. Distributions received from equity method investees are accounted for under the cumulative earnings approach on the Company’s consolidated statements of cash flows.

The Company accounts for investments in joint ventures or partnerships where the Company has virtually no influence over financial and operational matters using the cost method of accounting. In such cases, the original investments are recorded at cost and any distributions received are recorded as revenue. All of the Investments in joint ventures or partnerships are subject to the impairment review policy.

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs into our judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Estimates are used when accounting for items and matters including, but not limited to revenue recognition, residual values, lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets and goodwill, estimates of allowances for doubtful accounts, estimates of impairment of long-lived assets and goodwill, valuation of deferred tax assets, estimated fair value used in business acquisitions, issuance of common stock and warrants exercised and other provisions and contingencies.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. Xiangtai BVI conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The Company’s results of discontinued operations and cash flows are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to nil and $1,120,774 as of June 30, 2022 and 2021, respectively. The balance sheet amounts of discontinued operations, with the exception of shareholders’ equity at April 27, 2022 and June 30, 2021 were translated at 6.61 RMB and 6.46 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the consolidated statements of discontinued operations and comprehensive loss and cash flows from July 1, 2021 to April 27, 2022 and for the years ended June 30, 2021 and 2020 were 6.41 RMB, 6.62 RMB and 7.03 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 4 – Discontinued operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Cryptocurrencies

Cryptocurrencies (Bitcoin) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the year ended June 30, 2022, $50,463 impairment loss was recorded.

Purchases of cryptocurrencies by the Company are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Other receivables

Other receivables include receivable due to exercised warrants and receivable due from buyer of disposed entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2022 and 2021, no allowance for the doubtful accounts was made as the proceeds of exercised warrants were received in July 2022, and the aging of receivable due from buyer was under three months and the buyer’s business operations are as usual.

Prepayments

Prepayments are cash deposited for future mining equipment purchases or cash advanced to service providers for future services. This amount is refundable and bears no interest.

Security deposits

Security deposits are cash deposited to mining services providers with a term of one year. This amount is refundable and bears no interest.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Cryptocurrency mining equipment	5 years

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

Cryptocurrency mining equipment is used in the Bitcoin mining business. The amount of $276,763 was recorded for the mining equipment during the year ended June 30, 2022.

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the year ended June 30, 2022.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2022 and 2021, no impairment of long-lived assets was recognized.

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

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle: (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Cryptocurrency mining:

The Company has entered into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. All of the Company’s cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinbase.com and yahoo finance. The spot price of each cryptocurrency is same on all the trading platforms.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2021 are subject to examination by any applicable tax authorities.

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

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested stock options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of warrants to purchase up to 17,175,412 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, a total of warrants to purchase up to 18,124,400 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, and a total of warrants to purchase up to 563,726 ordinary shares in a concurrent private placement with an exercise price of US$0.51 per share are excluded in the diluted EPS calculation for the year ended June 30, 2022 due to their anti-diluted effect.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested stock options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $0.8 and conversion effect of 1,125,182 ordinary shares, a total of $0.7 million principal value of convertible debts issued on June 19, 2020 with floor conversion price of $0.8 and conversion effect of 912,532 ordinary shares, a total of $0.7 million principal value of convertible debts with floor conversion price of $2.5 issued on July 17, 2020 and estimated conversion effect of 280,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on August 14, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on November 13, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the year ended June 30, 2021 due to their anti-diluted effect.

A total of 67,500 vested stock options issued on August 1, 2019, a total of $1.2 million principal value of convertible debts with floor conversion price of $1.0 issued on November 22, 2019, a total of $1.8 million principal value of convertible debts issued on December 30, 2019 with floor conversion price of $1.0, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, a total of $0.7 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the year ended June 30, 2020 due to their anti-diluted effect.

Recently issued accounting pronouncements

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

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. The adoption of this standard did not have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this standard did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

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

Note 3 – Discontinued Operations

Disposition of Xiangtai BVI and Silanchi

The Company’s farmers’ market and supermarket and grocery stores business and feed raw materials business were negatively affected by the economic cycle and the spread of COVID-19, and they had been operating at losses. On March 31, 2022, China Xiangtai entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, the Company agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”), the wholly-owned subsidiaries of the Company, to the Buyer for a cash price of $1,000,000 and the remaining loan of disposed entities carried by the Buyer amounted to $3,029,212 (the “Disposition”). The Board of Directors approved the transaction contemplated by the Share Purchase Agreement. The Disposition closed on April 27, 2022, and represented the Company completing the disposition of the slaughterhouse and meat processing business and the feed raw materials business and focusing on the bitcoin mining business.

The fair value of the discontinued operations of Xiangtai BVI and Silanchi, determined as of April 27, 2022, included the estimated consideration received, less costs to sell.

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of June 30, 2021 is as follow:

Carrying amounts of major classes of assets included as part of discontinued operations of Xiangtai BVI and Silanchi:

June 30,
2021
CURRENT ASSETS:
Cash and cash equivalents	$68,082
Restricted cash	35,906
Accounts receivables, net	30,040,825
Other receivables, net	45,597
Inventories	229,392
Prepayments	1,969,881
Total current assets of discontinued operations	32,389,683

OTHER ASSETS:
Other receivables	85,139
Plant and equipment, net	2,415,370
Intangible assets, net	313,478
Operating lease right-of-use assets	3,208,982
Deferred tax assets	2,331,145
Total other assets of discontinued operations	8,354,114

Total assets of discontinued operations	$40,743,797

Carrying amounts of major classes of liabilities included as part of discontinued operations of Xiangtai BVI and Silanchi:

CURRENT LIABILITIES:
Loan from bank	$782,073
Loans from third parties	7,928,114
Current maturities of long-term loan - bank	850,808
Accounts payable	12,483,479
Customer deposits	4,392,031
Customer deposit - related party	35,948
Other payables and accrued liabilities	3,380,684
Other payables – related parties	14,767,551
Operating lease liabilities	77,127
Taxes payable	4,012,849
Total current liabilities of discontinued operations	48,710,664

OTHER LIABILITIES:
Loans from third parties	1,959,053
Long-term loans – related parties	780,524
Operating lease liabilities - noncurrent	1,058,947
Total other liabilities of discontinued operations	3,798,524
Total liabilities of discontinued operations	$52,509,188

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2022, 2021 and 2020.

	For the Year Ended	For the Year Ended	For the Year Ended
	June 30,	June 30,	June 30,
	2022	2021	2020
REVENUES:
Supermarket and grocery store	$—	$1,777,222	$7,402,284
Farmers' market	4,201,877	47,319,273	80,473,936
Feed raw materials	23,651,802	80,504,501	24,250,247
Total revenues	27,853,679	129,600,996	112,126,467

COST OF REVENUES:
Supermarket and grocery store	—	1,885,056	6,397,149
Farmers' market	4,189,686	46,519,672	76,192,444
Feed raw materials	22,499,787	77,501,417	22,219,528
Total cost of revenues	26,689,473	125,906,145	104,809,121

Gross profit	1,164,206	3,694,851	7,317,346

OPERATING EXPENSES:
Selling	58,625	910,947	1,232,651
General and administrative	611,490	1,215,241	2,094,940
Provision for doubtful accounts	27,380,572	38,110,049	1,738,810
Impairment of goodwill	—	5,533,507	-
Impairment of long-lived assets	—	1,026,023	724,987
Total operating expenses	28,050,687	46,795,767	5,791,388

Loss from operations	(26,886,481)	(43,100,916)	1,525,958

OTHER INCOME (EXPENSES)
Interest income	494	1,476	3,062
Interest expense	(1,483,947)	(1,654,086)	(1,653,429)
Other finance expense	(2,677)	(25,333)	(60,181)
Other expense (income), net	(9,545)	333,564	(66,877)
Total other expenses, net	(1,495,675)	(1,344,379)	(1,777,425)

Loss before income taxes	(28,382,156)	(44,445,295)	(251,467)

Income tax expense (benefit)	2,551,113	(1,002,346)	223,173

Net loss from discontinued operations	$(30,933,269)	$(43,442,949)	$(474,640)

As of April 27, 2022, the net assets of discontinued operations and reconciliation of gain on sale of discontinued operations of Xiangtai BVI and Silanchi are as follows:

April 27,
2022
CURRENT ASSETS:
Cash and cash equivalents	$476,105
Accounts receivables, net	3,945,103
Other receivables, net	6,214,926
Prepayments	140,264
Total current assets of discontinued operations	10,776,398

OTHER ASSETS:
Other receivables	60,492
Plant and equipment, net	1,996,324
Intangible assets, net	299,627
Operating lease right-of-use assets	2,049,125
Total other assets of discontinued operations	4,405,568

Total assets of discontinued operations	$15,181,966

Carrying amounts of major classes of liabilities included as part of discontinued operations of Xiangtai BVI and Silanchi:

CURRENT LIABILITIES:
Loans from third parties	$8,015,608
Current maturities of long-term loan - bank	831,329
Accounts payable	16,457,687
Accounts payable - related party	3,636,175
Customer deposits	4,400,350
Customer deposit - related party	35,815
Other payables and accrued liabilities	1,676,816
Other payables – related parties	20,000
Operating lease liabilities	38,088
Taxes payable	4,118,960
Total current liabilities of discontinued operations	39,230,828

OTHER LIABILITIES:
Loans from third parties	1,513,203
Long-term loans – related parties	762,654
Operating lease liabilities - noncurrent	83,747
Total other liabilities of discontinued operations	2,359,604
Total liabilities of discontinued operations	$41,590,432

Total net deficit	$(26,408,466)
Retained earnings carryover	(56,761,139)
Total consideration received	4,029,212
Exchange rate effect	(271,431)
Total gain on sale of discontinued operations	$34,110,454

Note 4 – Cryptocurrencies

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the year ended June 30, 2022:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance at July 1, 2021	—	$—
Revenue recognized from cryptocurrencies mined	7.17	192,351
Mining pool operating fees	—	—
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	—
Impairment loss of cryptocurrencies	—	(50,463)
Balance at June 30, 2022	7.17	$141,888

Note 5 – Other receivables

Other receivables consist of the following:

	June 30,	June 30,
	2022	2021
Receivable for exercised warrants	$686,750	$—
Receivable due from buyer of disposed entities*	3,029,212	—
Total other receivables	$3,715,962	$—

*The balance is the remaining loan of disposed entities carried by the buyer.

Note 6 – Prepayments

Prepayments consist of the following:

	June 30,	June 30,
	2022	2021
Prepaid mining equipment purchase prices*	$18,175,800	$—
Prepaid BOD insurance fees	20,625	—
Total prepayments	$18,196,425	$—
Prepayments - current	(20,625)	—
Prepayments - noncurrent	$18,175,800	$—

*The balance is the payment the Company prepaid for 2,760 units cryptocurrency mining equipment, of which 1,070 units were arrived in Marion Indiana in July 2022 and the remaining 1,060 units are to be delivered in 2022 Q3.

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	June 30,	June 30,
	2022	2021
Cryptocurrency mining equipment	$8,302,893	$—
Less: accumulated depreciation	(276,763)	—
Plant and equipment, net	$8,026,130	$—

The 868 units of cryptocurrency mining equipment were delivered and started to generate revenue in May 2022. Depreciation expense for those mining equipment amounted to $276,763 from May to June 2022, and the depreciation expense was included in the cost of revenues.

Note 8 – Cost method investment

During the year ended June 30, 2022, the Company entered into a subscription agreement with MineOne Cloud Computing Investment I L.P. (the “Partnership”) on June 10, 2022, pursuant to which the Company made $3 million investment in the Partnership for a sharing percentage of 8.8235%. The Partnership is engaged in building and operating a mining facility in Wyoming, and currently in the construction phase.

Note 9 – Related party transactions and balances

Related party balances

a.    Other receivables – related parties:

		June 30,		June 30,
Name of related party	Relationship	2022		2021
Lucas Wang	CEO	$354,903	*	$—

*The balance was from the $1 million disposal consideration CEO received on behalf of the Company and offset by the expenses CEO paid for the Company. The outstanding balance was repaid back to the Company by the report date of this filing.

b.    Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, and salary payables. These advances are unsecured and non-interest bearing. Current payables are due on demand.

		June 30,	June 30,
Name of related party	Relationship	2022	2021
Xia Wang	Chief Financial Officer	$—	$203,093
Zeshu Dai	Former CEO	—	517,716
Total other payables - related parties		$—	$720,809

Note 10 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 8% for Alberta. SonicHash Canada had no taxable income as of June 30, 2022.

United States

SonicHash US is incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 8.7% for Delaware and 5.75% for Georgia. SonicHash US had no taxable income as of June 30, 2022.

Singapore

SonicHash Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore had no taxable income as of June 30, 2022. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Income (loss) before provision for income taxes consisted of:

	For the year	For the year	For the year
	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2020
Cayman	$(4,936,199)	$(3,640,018)	$(3,924,893)
United States	(379,349)	—	—
Canada	(2,270)	—	—
Singapore	(24,858)	—	—
	$(5,342,676)	$(3,640,018)	$(3,924,893)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2022, 2021 and 2020:

	June 30,	June 30,	June 30,
	2022	2021	2020
Federal statutory tax rate	21.0%	21.0%	21.0%
State statutory tax rate	5.75%	—%	—%
Change in valuation allowance	(26.75)%	(21.0)%	(21.0)%
Effective tax rate	—%	—%	—%

Significant components of deferred tax assets were as follows:

	June 30,	June 30,
	2022	2021
Deferred tax assets
Net operating loss carryforward in the U.S.	69,066	—
Net operating loss carryforward in Canada	341	—
Net operating loss carryforward in Singapore	4,226	—
Valuation allowance	(73,633)	—
Total net deferred tax assets	$—	$—

As of June 30, 2022 and 2021, SonicHash US’s net operating loss carry forward for the U.S. income taxes was approximately $0.3 million and nil, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $69,000 and nil related to its operations as of June 30, 2022 and 2021, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

GST tax receivable

SonicHash Canada exported 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200 to SonicHash US ex-tax, 5% GST applied. These equipment have been delivered to a mining facility in Georgia, U.S. in April. The export transaction is eligible for GST rebate according to Canadian tax policy. The GST rebate is expected to be returned within 2022 from CRA.

Note 11 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In the US, the insurance coverage of each bank is $250,000. As of June 30, 2022 and 2021, cash balance of $563 and $1,943, respectively, were deposited with financial institutions located in US, and of which none were subject to credit risk. Singapore dollar deposits of non-bank depositors are insured by the Singapore Deposit Insurance Corporation, for up to $75,000 in aggregate per depositor per Scheme member by law. Foreign currency deposits, dual currency investments, structured deposits and other investment products are not insured. As of June 30, 2022 and 2021, cash balance of $17,242 and nil, respectively, were deposited with financial institutions located in Singapore and were subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

As of June 30, 2022, the Company had 7.17 BTC store on its account on KuCoin, which is a global crypto exchange. Those digital assets are kept in unique and segregated blockchain addresses accessible by the Company and verifiable on blockchain at any time. While the exchange holds the Company’s digital assets, the ownership and operation rights are always 100% attributed to the Company. The digital assets stored on KuCoin are not insured.

The Company is also exposed to risk from its security deposits, other receivables and prepayments. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 12 – Convertible Debentures

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

The Company determined that conversion option embedded in the Debenture is considered indexed to the Company’s own stock and did not require to be separately accounted for as a derivative under the guidance in ASC 815.   However, the Debenture are convertible into shares of the common stock, at conversion price equal to 93% of the average of four lowest trading price during the 10 trading day period prior to the date of any notice of conversion, which is lower than the price of the Company’s common stock on the date of issue for the first two batches of the principal amount of $4,000,000 of the Debenture on November 22, 2019 and December 30, 2019. Therefore, the conversion feature embedded in the convertible note meet the definition of beneficial conversion feature (“BCF”). The Company evaluated the intrinsic value of the BCF at the issue date to be at $259,540. The relative fair values of the BCF were recorded into additional paid in capital as well as were recognized as a discount to the Debenture. The discount to the Debenture is being amortized to interest expense over the life of the Debenture using effective interest method.

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

On June 10, 2021, the holder of the Fifth, Sixth and Seventh Convertible Debentures entered into an assignment agreement with certain investor (the “Holder”), pursuant to which the Convertible Debentures were sold, transferred and assigned to the Holder. On April 20, 2022, the Company entered into an amendment agreement with the Holder to amend the “Maturity Date” of each Convertible Debenture to December 31, 2022, to amend the “Conversion Price” to $0.66 per share, and to remove the “Floor Price” of each Convertible Debenture. On April 29, 2022, the Company issued a total of 2,136,280 ordinary shares to the holder of the Fifth, Sixth and Seventh Convertible Debenture upon the conversion of a total of $1,409,945 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the Fifth, Sixth and Seventh Convertible Debenture has retired.

	June 30,	June 30,
	2022	2021
Principal balance	$—	$1,300,000
Less: Debentures discount and debts insurance cost	—	—
Total	$—	$1,300,000

The Company incurred issuance cost of $230,000 and had a BCF value of $259,540 in connection with the issuance of the Debentures.  The Company recognized the issuance cost and the BCF value as a discount to the Debentures at the inception date.  For the years ended June 30, 2022 and 2021, amortization of the issuance cost and Debentures discount of $0 and $131,688, respectively. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method.

Note 13 – Equity

Increase of authorized share capital

The Company increased of the share capital of the Company from $1,500,000 consisting of 150,000,000 ordinary shares, par value $0.01 per share, to $3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share on April 27, 2022. The Company amended and restated the Company’s Memorandum and Articles of Association, as amended, to reflect the name change and the increase of authorized share capital and to change the address of the registered office of the Company.

Direct offerings and Private placements

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

On December 17, 2020, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell 5,580,000 ordinary shares at a per share purchase price of $0.80. The Company received $4,464,000 in gross proceeds from this offering. The Company plans to use the proceeds for working capital and other general corporate purposes. The Company may also use the proceeds to acquire certain business or assets that the Board of Directors may deem appropriate for the growth of the Company. The offering was closed on May 7, 2021.

On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value US$0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately US$16.5 million. The purchase price for each Share and the corresponding Warrant is US$0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008 per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value $0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $16,130,716 million. The purchase price for each Share and the corresponding Warrant is $0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 per share. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants.

The Company entered into an underwriting agreement dated June 3, 2022 (the “Underwriting Agreement”) with Univest Securities, LLC (the “Underwriter”), pursuant to which the Company agreed to sell 9,803,922 ordinary shares (the “Shares”), par value US$0.01 per share, on a firm commitment basis, for gross proceeds of approximately $5 million (the “Offering”). The purchase price for each Share is US$0.51. The Company has granted the Underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. A full exercise of the over-allotment option would increase the total gross proceeds of the offering to approximately $5.75 million. Pursuant to the Underwriting Agreement, the Company has agreed to grant the Underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the Underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the Underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the Underwriter warrants to purchase up to a total of 490,196 ordinary shares (equal to five percent (5%) of the ordinary shares sold in this Offering) (or 563,726 ordinary shares if the Underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 per share, which is equal to the public offering price for the ordinary shares in this Offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this Offering, subject to certain adjustments. On June 29, 2022, the Underwriter exercised the 45-day option to purchase an additional 1,470,588 ordinary shares for a net proceeds of $686,750, which was received by the Company in July 2022 and the amount is recorded in other receivables as of June 30, 2022.

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

On December 1, 2021, the Company entered into a three-year employment agreement (the “Employment Agreement”) with Ms. Jingjing Han, the Head of HR of the Company, pursuant to which the Company agreed to pay annual salary of $240,000 with an increase of 6% per year. On May 31, 2022, the Company amended the Employment Agreement to add the issuance of 1,422,049 restricted ordinary shares of the Company subject to a vesting schedule during her employment with the Company. During the year ended June 30, 2022, pursuant to the Employment Agreement, the Company issued 474,016 vested ordinary shares to Ms. Han for her services as Head of HR. The shares were valued at $0.855 per share using the closing price on May 31, 2022 with a total consideration of $405,284.

On December 6, 2021, the Company entered into a three-year employment agreement (the “Employment Agreement”) with Mr. Jiaming Li, the president of the Company, pursuant to which the Company agreed to pay annual salary of $240,000 with an increase of 6% per year. On May 31, 2022, the Company amended the Employment Agreement to add the issuance of 1,422,049 restricted ordinary shares of the Company subject to a vesting schedule during his employment with the Company. During the year ended June 30, 2022, pursuant to the Employment Agreement, the Company issued 474,016 vested ordinary shares to Mr. Li for his services as the president. The shares were valued at $0.855 per share using the closing price on May 31, 2022 with a total consideration of $405,284.

On April 27, 2022, the Company entered into a three-year employment agreement (the “Employment Agreement”) with Mr. Lucas Wang, the CEO of the Company, pursuant to which the Company agreed to pay annual salary of $240,000 with an increase of 6% per year and issue 1,896,066 restricted ordinary shares of the Company subject to a vesting schedule during his employment with the Company. During the year ended June 30, 2022, pursuant to the Employment Agreement, the Company issued 632,022 vested ordinary shares to Mr. Wang for his services as CEO. The shares were valued at $0.855 per share using the closing price on May 31, 2022 with a total consideration of $540,379.

Issuance of ordinary shares for services

On January 27, 2022, the Company entered into a consulting agreement with Great Union Investment Limited (the “Consultant”), pursuant to which the Company agreed to engage the Consultant to assist in the Company’s business expansion in Singapore, and to issue 250,000 ordinary shares of the Company, valued at $1.00 per share (the “Shares”), as compensation. The Shares were issued on February 14, 2022 in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act, and the Company recorded $250,000 stock compensation expense during the year ended June 30, 2022.

Conversion of debenture and debts

During the year ended June 30, 2021, the Debenture holder converted principal and interest value of $4,900,000 and $166,288, respectively, into a total of 5,066,288 of the Company’s ordinary shares at weighted average conversion price of $0.99.

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

During the year ended June 30, 2022, the Debenture holder converted principal and interest value of $1,300,000 and $109,945, respectively, into a total of 1,409,945 of the Company’s ordinary shares at weighted average conversion price of $0.66.

Stock options

In August 2019, the Company issued a total of 95,000 options to two directors of the Company and vested in four equal installments on a quarterly basis with an exercise price of $5.00 for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee stock options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date.  The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility.  Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the years ended June 30, 2022 and 2021 was $21,140 and $30,490, respectively.

The summary of stock option activity is as follows:

			Weighted	Average
			Average	Remaining	Aggregate
	Options	Exercisable	Exercise	Contractual	Intrinsic
	Outstanding	Option	Price	Life	Value
June 30, 2020	95,000	71,250	$5.00	2.12	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2021	95,000	71,250	$5.00	1.12	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2022	95,000	71,250	$5.00	0.12	—

Warrants

The summary of warrant activity is as follows:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2020	86,732	86,732	$4.89	3.88
Granted/Acquired	—	—	$—	—
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2021	86,732	86,732	$4.89	2.86
Granted/Acquired	35,863,538	35,863,538	$1.01	2.86
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2022	35,950,270	35,950,270	$1.01	4.76

Note 14 – Commitments and contingencies

Lease commitments

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

The Company has entered in one operating lease agreement in New York expiring through December 2022. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease had an initial term of 12 months or less.

Operating lease expenses was recorded under general and administrative expenses for the years ended June 30, 2022 and 2021 amounted to $123,134 and nil, respectively.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2022 and 2021.

PARENT COMPANY BALANCE SHEETS

	June 30,	June 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,263	$1,943
Prepayments	20,625	130,088
Other receivables	3,715,962	—
Other receivables - related party	1,000,000	—
Security deposit	5,353	—
Intercompany receivables	1,343,033	19,163,736
Total current assets	6,091,236	19,295,767

OTHER ASSETS
Cost method investment	3,000,000	—
Investment in subsidiaries	25,869,765	—
Total other assets	28,869,765	—

Total assets	$34,961,001	$19,295,767

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Convertible debenture, net	$—	$1,300,000
Other payable and accrued expenses	88,131	218,045
Other payable - related parties	217,914	720,809
Total current liabilities	306,045	2,238,854

OTHER LIABILITIES
Loss in excess of investment in subsidiaries	—	20,278,567

Total liabilities	306,045	22,517,421

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 300,000,000 shares authorized, 91,857,298 and 40,716,642 shares issued and outstanding as of June 30, 2022 and 2021, respectively	918,573	407,167
Additional paid-in capital	69,719,807	32,175,798
Deferred share compensation	—	(21,140)
Statutory reserves	—	1,670,367
Accumulated deficit	(35,983,424)	(38,574,620)
Accumulated other comprehensive income	—	1,120,774
Total shareholders' equity	34,654,956	(3,221,654)

Total liabilities and shareholders' equity	$34,961,001	$19,295,767

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2022	2021	2020
OPERATING EXPENSES
General and administrative	$(4,080,304)	$(1,585,052)	$(2,512,271)
Stock compensation expense	(1,622,086)	(1,889,173)	(930,223)
Total operating expenses	(5,702,390)	(3,474,225)	(3,442,494)

LOSS FROM OPERATIONS	(5,702,390)	(3,474,225)	(3,442,494)

OTHER INCOME (EXPENSE)
Interest expense	(54,137)	(156,048)	(123,212)
Other finance expenses	(3,421)	(134,960)	(359,187)
Gain on debt settlement	823,749	125,215	—
Equity loss of subsidiaries	(25,934,865)	(41,969,501)	(952,049)
Gain on sale of subsidiaries	34,110,454	—	—
Total other income (expenses), net	8,941,780	(42,135,294)	(1,434,448)

NET INCOME (LOSS)	3,239,390	(45,609,519)	(4,876,942)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	444,240	1,976,992	(547,647)
COMPREHENSIVE INCOME (LOSS)	$3,683,630	$(43,632,527)	$(5,424,589)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,239,390	$(45,609,519)	$(4,876,942)
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Equity loss of subsidiaries	25,934,865	41,969,501	952,049
Stock compensation expense	1,622,086	1,889,173	930,223
Late payment penalty expense	—	—	500,000
Amortization of convertible debenture issuance cost and discount	—	131,688	357,853
Gain on debt settlement	(823,749)	(125,215)	—
Gain on sale of discontinued operations	(34,110,454)	—	—
Change in operating assets and liabilities
Other receivables	(686,750)	28,940	(28,940)
Prepayments	109,463	(111,682)	(18,406)
Security deposit	(5,353)	—	—
Accrued expenses	82,971	276,210	269,521
Intercompany	(27,620,586)	(9,200,351)	(3,567,750)
Net cash used in operating activities	(32,258,117)	(10,751,255)	(5,482,392)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cost method investment	(3,000,000)	—	—
Net cash used in operating activities	(3,000,000)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from other payables - related parties, net	217,913	297,393	166,032
Proceeds from issuance of ordinary shares through private placements	—	8,992,165	—
Proceeds from issuance of ordinary shares through public offerings	35,044,524	—	—
Proceeds from convertible debentures, net of issuance costs	—	1,300,000	5,480,000
Net cash provided by financing activities	35,262,437	10,589,558	5,646,032

CHANGES IN CASH AND CASH EQUIVALENTS	4,320	(161,697)	163,640

CASH AND CASH EQUIVALENTS, beginning of year	1,943	163,640	—

CASH AND CASH EQUIVALENTS, end of year	$6,263	$1,943	$163,640

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Issuance of ordinary shares for acquisition	$—	$—	$2,658,909
Conversion of debts into ordinary shares	$—	741,785	—
Conversion of convertible debenture into ordinary shares	$1,300,000	$5,066,288	$857,165
Other receivable - related party from disposal of subsidiaries	$1,000,000	$—	—

Note 16 – Subsequent Event

The Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on June 14, 2022, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from May 2, 2022, to June 13, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 12, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by December 12, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

On Aug 15, 2022, the Company agreed to purchase 622 S19j pro Bitcoin Miners for an aggregate value of $3,110,000 in the form of 8,685,574 ordinary shares of the Company, valued at $0.36 per share. These miners will be delivered to the Company’s mining facility site in the U.S. in Q3 2022.