Form 20-F
period 2023-06-30
BIT ORIGIN Ltd
filed 2023-10-31
CIK 1735556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                        to

Commission file number: 001-38857

Bit Origin Ltd

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27F, Samsung Hub

3 Church Street Singapore 049483

(Address of principal executive offices)

Lucas Wang, Chief Executive Officer

347-556-4747

ir@bitorigin.io

27F, Samsung Hub

3 Church Street Singapore 049483

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.30 per share	BTOG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,381,092 ordinary shares issued and outstanding as of June 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☒  No

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“Bit Origin”, “our company”, the “Company”, “we”, “us”, and “our” are to Bit Origin Ltd (formerly known as China Xiangtai Food Co., Ltd.), an exempted company incorporated in the Cayman Islands with limited liability;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“RMB” are to the legal currency of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“SonicHash Canada” are to SonicHash Inc., a company organized under the laws of Alberta, Canada, and a subsidiary of Bit Origin Ltd;
●	“SonicHash Singapore” are to SonicHash Pte. Ltd., a company organized under the laws of Singapore, and a subsidiary of Bit Origin Ltd;
●	“SonicHash US” are to SonicHash LLC, a Delaware limited liability company and a subsidiary of Bit Origin Ltd; and
●	“U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States;

This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate:

	For the Ten Months Ended	For the Year Ended
	April 30, 2022	June 30, 2021
Period Ended RMB: US$ exchange rate	6.61	6.46
Period Average RMB: US$ exchange rate	6.41	6.62

We have relied on statistics provided by a variety of publicly-available sources regarding the industry we are involved in. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. On May 23, 2023, the Company effected a one-for-thirty (1-for-30) reverse share split of the Company’s issued and outstanding ordinary shares (the “Reverse Share Split”). The par value of the ordinary shares was increased in proportion to the ratio of the Reverse Share Split to $0.30 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Reverse Share Split to 10,000,000 ordinary shares. Unless specified otherwise, and except as provided in the financial statements and footnotes thereto, all references in this annual report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the Reverse Share Split.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “aim,” “will,” “project,” “target,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects.

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

Risks Related to Our Business and Industry

●	If we are unable to successfully implement our Bitcoin mining business plan, it would affect our financial and business condition and results of operations (see page 9 of this annual report);
●	Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price (see page 10 of this annual report);
●	If, pursuant to our hosting service contracts with hosting service providers, hosting service providers cannot or will not supply sufficient electric power or services for us to operate our miners or if such agreements are terminated, we may be required to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result (see page 10 of this annual report);
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate (see page 10 of this annual report);
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by banks and other financial institutions, may indirectly adversely affect our business operations, financial condition and results of operations (see page 11 of this annual report);
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies (see page 11 of this annual report);

●	The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain (see page 11 of this annual report);
●	There is a lack of liquid markets for cryptocurrencies, and blockchain/Bitcoin-based assets are susceptible to potential manipulation (see page 12 of this annual report);
●	Our Bitcoins may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective (see page 12 of this annual report);
●	The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our Bitcoin for which no person is liable, and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses (see page 13 of this annual report);
●	The Bitcoin which we mine, is subject to halving; the Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts (see page 13 of this annual report);
●	We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours (see page 14 of this annual report);
●	Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency (see page 14 of this annual report);
●	We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all (see page 14 of this annual report);
●	We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business (see page 15 of this annual report);
●	New lines of business or new products and services may subject us to additional risks (see page 15 of this annual report);
●	Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted (see page 16 of this annual report);
●	We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our share price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets (see page 16 of this annual report);
●	The recent disruption in the crypto asset markets may harm our reputation (see page 17 of this annual report);
●	It may be illegal now, or in the future, to mine, acquire, own, hold, sell or use Bitcoin or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which could adversely affect us (see page 17 of this annual report);
●	Our Bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents (see page 17 of this annual report);
●	The mining rigs may experience damages (see page 18 of this annual report);

●	Our board of management have experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected (see page 18 of this annual report); and
●	We may face financing, liquidity, or other risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets we use as collateral or the value of our crypto assets used by others as collateral (see page 18 of this annual report).

Risks Related to Our Corporate Structure

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 18 of this annual report);
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (see page 19 of this annual report);
●	Certain judgments obtained against us by our shareholders may not be enforceable (see page 19 of this annual report);
●	The economic substance legislation of the Cayman Islands may adversely impact us or our operations (see page 20 of this annual report); and
●	We are a holding company and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares (see page 20 of this annual report).

Risks Related to United States Government Regulations

●	We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition (see page 20 of this annual report);
●	We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance (see page 21 of this annual report);
●	Changing environmental regulation and public energy policy may expose our business to new risks (see page 21 of this annual report);
●	Pending regulation related to electricity consumption by mining companies may impact our result of operation (see page 22 of this annual report);
●	The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition (see page 22 of this annual report);
●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business (see page 23 of this annual report);
●	If the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements (see page 24 of this annual report);

●	Enactment of the Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”) may have an adverse impact on our business and financial condition (see page 24 of this annual report);
●	Our interactions with a blockchain and mining pools may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributive ledger technology (see page 24 of this annual report);
●	If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations (see page 25 of this annual report);
●	The ongoing regulatory developments may impact the treatment of digital assets under the law, and may have material adverse effect on our business, financial condition and results of operations (see page 25 of this annual report);
●	Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change (see page 26 of this annual report); and
●	Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business (see page 26 of this annual report).

Risks Related to Canadian Government Regulations

●	The regulations of Alberta Utilities Commission (“AUC”) may have an adverse impact on our Canadian operations (see page 27 of this annual report).

Risks Related to Singaporean Government Regulations

●	Current and future laws and regulations approved by the Singaporean government may have an adverse impact on our operations in Singapore (see page 27 of this annual report).

Risks Related to Our Ordinary Shares

●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity (see page 27 of this annual report);
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies (see page 28 of this annual report);
●	The market price of our ordinary shares has recently declined significantly, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended (see page 28 of this annual report);
●	In the event that our ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules (see page 28 of this annual report);
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects (see page 29 of this annual report);

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards (see page 29 of this annual report);
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors (see page 30 of this annual report);
●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company” (see page 30 of this annual report);
●	The requirements of being a public company may strain our resources and divert management’s attention (see page 31 of this annual report);
●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance (see page 31 of this annual report);
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our ordinary shares for return on your investment (see page 31 of this annual report);
●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future (see page 32 of this annual report);
●	Future financing may cause a dilution in your shareholding or place restrictions on our operations (see page 32 of this annual report);
●	We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report its financial results could be adversely affected (see page 32 of this annual report);
●	There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences (see page 33 of this annual report);
●	Securities analysts may not cover our ordinary shares and this may have a negative impact on the market price of our ordinary shares (see page 33 of this annual report); and
●	Techniques employed by short sellers may drive down the market price of our ordinary shares (see page 33 of this annual report).

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

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$9,138 per coin as of June 30, 2020; to US$35,041 per coin as of June 30, 2021; US$19,785 as of June 30, 2022 and US$30,477 as of June 30, 2023, according to Coin Market Cap.

As we are engaged in Bitcoin mining, we expect our results of operations to continue to be affected by the Bitcoin price. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

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

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by banks and other financial institutions, may indirectly adversely affect our business operations, financial condition and results of operations.

A number of companies that engage in Bitcoin and/or other Bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action. As of the date hereof, we have not experienced any service disruptions with or have our accounts closed by any banks or other financial institutions. To the extent that such events may happen to us, they could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

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

In addition, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. We do not have any cash or other assets on deposit with the banks named above. However, the recent events could lead to losses or defaults by parties with whom we conduct business, which in turn, could have an indirect adverse effect on our current and/or projected business operations and results of operations and financial condition.

We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.

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

Our Bitcoins may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective.

There is a risk that some or all of our Bitcoins could be lost or stolen. Cryptocurrencies are stored in platforms commonly referred to as “wallets” by holders of Bitcoins which may be accessed to exchange a holder’s Bitcoin assets. Access to our Bitcoin assets could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any Bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any Bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure from external attack than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our Bitcoin assets. Moreover, cold storage may increase the risk of internal theft or malfeasance. We currently keep our Bitcoins in both cold storage in Ledger’s 100% cold storage solution Ledger Nano X, which is based on established, industry best practices to safeguard our digital assets from loss, destruction or other issues relating to hackers and technological attack, and another secured crypto and Bitcoin wallet, imToken, which is a Web3 App that builds a comprehensive risk control system to safeguard our digital assets and supports hardware wallets and cold wallets to keep our private key offline and prevent cyber-attacks. We may be in control and possession of substantial holdings of Bitcoin, and as we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Ledger’s security system may be penetrable and may not be free from defect. The cold and hot storage locations and our Bitcoins may be subject to loss, theft or restriction on access. Any of these events may adversely affect our operations and, consequently, our investments and profitability.

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

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours or the hosting partners, or otherwise, and, as a result, an unauthorized party may obtain access to our, private keys, data or Bitcoins. Additionally, outside parties may attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our security system could be harmed, which could adversely affect an investment in us. In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in us.

The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our Bitcoin for which no person is liable, and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency; though law enforcement agencies like the FBI have recovered stolen Bitcoin, that recovery has required significant amounts of time. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations of and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

We do not have any insurance that covers our miners or Bitcoin in the event of loss or fraud. Further, banking institutions will not accept our digital assets and such digital assets are, therefore, not insured by the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”). Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on our share price. Currently, we do not have any insurance to cover our digital assets or mining equipment. The market for such insurance is in the early stages and we intend to purchase such insurance in the future. Any losses may have an adverse effect on our results of operations.

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

As part of our growth strategy, we have been actively seeking opportunities to deploy emerging technologies, including crypto asset mining and blockchain technologies with diversified expansion strategy recently. Although as of the date of this annual report, we do not have any plan to engage in other crypto-related businesses or services, expand the mining operations, or mine crypto assets other than Bitcoin, we may pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

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

We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our share price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.

In 2022 and the beginning of 2023, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco, LLC, declared bankruptcy. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. Furthermore, it also revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by FTX’s bankruptcy – namely, among others, BlockFi Inc., as one of the largest digital assets lending companies.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

We had no direct and material exposure to FTX or any of the above-mentioned cryptocurrency companies. We will not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the failure or insolvency of large exchanges and key institutions in the cryptocurrency asset industry like FTX may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the Bitcoin price as all our revenue has been from Bitcoin mining production. In particular, our production in November 2022 was negatively affected by the strong volatility of the Bitcoin price. As a result, we scaled down our operations to cut down costs. In December 2022, due to high energy price and the Georgia site’s weak condition in general, SonicHash US suspended the operation of the miners in the Georgia site and shipped 1,490 miners that were deployed in the Georgia site to the mining facility in Marion, Indiana and were deployed since January 2023. In addition, in December 2022, we reached an agreement with Your Choice 4 CA, Inc., the host of the mining facility in Marion, Indiana, that the hosting fee is adjusted to equal to the sum of (i) the electricity cost of the mining activities and (ii) 50% of SonicHash US’s profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity cost. The market price of the Bitcoins is the daily Bitcoin closing price available at CoinMarketCap.com as of the day immediately prior to the day that we receive the electricity bill. The new fee structure has decreased our cost significantly in December 2022. We will continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions.

We cannot assure that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin price will not decline significantly in the future. Fluctuations in the Bitcoin price have had and are expected to continue to have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all. To the extent investors view our ordinary shares as linked to the value of our Bitcoin holdings, these potential consequences of a Bitcoin trading venue’s failure could have a material adverse effect on the market value of our ordinary shares.

In addition, a perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us.

As of the date of this annual report, we are not subject to any legal proceedings or government investigations in the United States or in other jurisdictions. However, in the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business.

The recent disruption in the crypto asset markets may harm our reputation.

To the extent our counterparties/suppliers view our business as linked to the value of our Bitcoin holdings, they may lose confidence in enter into business with us and may deem our business to be risky. It may be difficult for us to reach the same business terms with such counterparties/suppliers like we did before. For example, our suppliers would require more deposits or advance payments from us.

In addition, additional regulations may subject us to investigation, administrative or regulatory proceedings, and civil or criminal litigations, all of which could harm our reputation and affect our business operation and the value of our ordinary shares. If we have difficulties to comply with such additional regulatory and registration requirements, we may have to cease certain or all of our operations. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

It may be illegal now, or in the future, to mine, acquire, own, hold, sell or use Bitcoin or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which could adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, several countries, such as China, India and Russia, may continue taking regulatory actions in the future that could severely restrict the right to mine, acquire, own, hold, sell or use these cryptocurrency assets or to exchange for local currency. For example, in China and Russia (India is currently proposing new legislation), it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. In addition, in March 2021, the governmental authorities for the Chinese province of Inner Mongolia banned Bitcoin mining in the province due to the industry’s intense electrical power demands and its negative environmental impacts. If other countries, including the U.S., implement similar restrictions, such restrictions may adversely affect us. For example, in New York State, a moratorium on certain Bitcoin mining operations that run on carbon-based power sources was signed into law on November 22, 2022. Such circumstances could have a material adverse effect on us, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors.

Our Bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

We hold the mined Bitcoin in order to enjoy the potential benefits of the appreciation of the Bitcoin price. We do not currently store Bitcoin on any trading platform. Historically, the bitcoin markets have been characterized by more price volatility, less liquidity, and lower trading volumes compared to sovereign currencies markets, as well as relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at reasonable prices or at all. For example, although the Coinbase exchange (the Bitcoin trading exchange we plan to use) has, to date, not been directly impacted, a number of bitcoin trading venues recently have temporarily halted deposits and withdrawals. As a result, our Bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Additionally, we hold Bitcoins in a cold wallet. Any withdrawals from the cold wallet to deposit with Coinbase and subsequent transaction requests may cause delays, during which time the price of Bitcoins may decrease. If the Bitcoins price decreases when we trade the Bitcoins for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact.

The mining rigs may experience damages.

Our mining rigs in current mining locations and any future sites will be subject to a variety of risks relating to physical condition and operation of the sites, including but not limited to construction or repair defects or other structural or building damage, and any damage resulting from natural disasters and climate change, such as hurricanes, earthquakes, fires, floods and windstorms. Our mining rigs are not covered by any insurance to which we are the beneficiary. In the event of damages or loss to the mining rig, our business and results of operations may suffer, which may have a material negative impact on the price of our ordinary shares.

Our board of management have experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected.

Our board of management have experience in risk management and our company have risk management policies in place covering financing, liquidity management, Bitcoin management, supplier management and counter party management. Our board of management is evaluating the risk exposure monthly and constantly adapting to the latest trend of the industry. Specifically, in light of current crypto asset market conditions and to mitigate the effect of Bitcoin price volatility, our risk management policies focus on finding cost-effective hosting sites, raising funds with a low financing cost, and renegotiating with existing site hosts to reduce cost.

However, the Bitcoin mining and related industries are emerging and evolving, which may lead to period-to-period variability and may make it difficult to evaluate our risk exposures. If we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected.

We may face financing, liquidity, or other risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets we use as collateral or the value of our crypto assets used by others as collateral.

We have pledged 55 of our Bitcoins as collateral for financings and short-term loans in the amount of $819,000 from a third party. A significant decrease of value of Bitcoins may lead us to receive a margin call from our lender and require us to pledge more Bitcoins or provide other types of collaterals. If we fail to do so, the lender may seize the Bitcoins pledged and result a financial loss for us. In addition, it will limit our ability to obtain additional financing.

Risks Related to Our Corporate Structure

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our memorandum and articles of association (as may be amended and restated from time to time) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our memorandum and articles of association have modified this last obligation by providing that a director shall be at liberty to vote in respect of any contact or transaction in which the director is so interested provided that the nature of the interest of any director in such transaction shall be disclosed by the director at or prior to its consideration and any vote thereon. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (other than decisions of the Privy Council in appeals from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Changing environmental regulation and public energy policy may expose our business to new risks.

Our Bitcoin mining operations require a substantial amount of power and can only be successful, and ultimately profitable, if the costs we incur, including for electricity, are lower than the revenue we generate from our operations. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. For instance, our plans and strategic initiatives for expansion are based, in part, on our understanding of current environmental and energy regulations, policies, and initiatives enacted by federal, New York State and Georgia State regulators. If new regulations are imposed, or if existing regulations are modified, the assumptions we made underlying our plans and strategic initiatives may be inaccurate, and we may incur additional costs to adapt our planned business, if we are able to adapt at all, to such regulations.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business because the Bitcoin mining industry, with its high energy demand, may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. For example, the recently passed legislation in the state of New York imposing a moratorium on certain Bitcoin mining operations that run carbon-based power.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition and results of operations. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

Pending regulation related to electricity consumption by mining companies may impact our result of operation.

On September 16, 2022, the U.S. Department of the Treasury (Treasury), the Department of Justice (the DOJ), and other U.S. government agencies released eight reports (the “Reports”), including Action Plan to Address Illicit Financial Risks of Digital Assets issued by Treasury, Crypto-Assets: Implications for Consumers, Investors and Businesses issued by Treasury, The Future of Money and Payments issued by Treasury, Climate and Energy Implications of Crypto-Assets in the United States issued by the White House, Policy Objectives for a U.S. Central Bank Digital Currency System issued by the White House, Technical Evaluation for a U.S. Central Bank Digital Currency System issued by the White House, The Role of Law Enforcement in Directing, Investigating, and Prosecuting Criminal Activity Related to Digital Assets issued by the DOJ, and Responsible Advancement of US Competitiveness in Digital Assets issued by the U.S. Department of Commerce. The Reports were issued in response to White House Executive Order 14067 on Ensuring Responsible Development of Digital Assets, which calls for a whole-of-government alignment of the federal government’s approach to digital assets.

In December 2022, Senator Edward J. Markey, Chair of the Senate Environment and Public Works Subcommittee on Clean Air, Climate, and Nuclear Safety, and Representative Jared Huffman Senate introduced the Crypto-Asset Environmental Transparency Act. The legislation would require the Environmental Protection Agency (EPA) to conduct a comprehensive impact study of U.S. cryptomining activity and require the reporting of greenhouse gas emissions from cryptomining operations that consume more than 5 megawatts of power. If the bill is passed by both the Senate and the House and signed into law, mining facilities may be required to report greenhouse gas emissions and to obtain permits and the price to rent mining facilities may increase. If the price increase significantly and if we are not able to find alternative facilities with reasonable price acceptable to us, our operation will be disrupted and our results of operation will be negatively impact.

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

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security, as described below, is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. Our determination that the digital assets we hold are not securities is a risk-based assessment and not a legal standard or one binding on regulators. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this annual report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum, or ETH, are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. As a Bitcoin mining company, we do not believe we are an issuer of any “securities” as defined under the federal securities laws. Our internal process for determining whether the digital assets we hold or plan to hold is based upon the public statements of the SEC and existing case law. The digital assets we hold or plan to hold, other than Bitcoin, may have been created by an issuer as an investment contract under the Howey test, SEC v. Howey Co., 328 U.S. 293 (1946), and may be deemed to be securities by the SEC. However, the Company was not the issuer that created these digital assets and is holding them on an interim basis until liquidated. Should the SEC state that Bitcoin, or other digital assets we hold should be deemed to be securities, we may no longer be able to hold any of these digital assets. It will then likely become difficult or impossible for such digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Our inability to exchange Bitcoin for fiat or other digital assets (and vice versa) to administer our treasury management objectives may decrease our earnings potential and have an adverse impact on our business and financial condition.

Under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

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

If the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements.

In general, novel or unique assets such as Bitcoin and other digital assets may be classified as securities if they meet the definition of investment contracts under U.S. law. In recent years, the offer and sale of digital assets other than Bitcoin, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the SEC. While we believe that Bitcoin is unlikely to be considered an investment contract, and thus a security under the investment contract definition, we cannot provide any assurances that digital assets that we mine or otherwise acquire or hold for our own account, including Bitcoin, will never be classified as securities under U.S. law. This would obligate us to comply with registration and other requirements by the SEC and, therefore, cause us to incur significant, non-recurring expenses, thereby materially and adversely impacting an investment in the Company.

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

The ongoing regulatory developments may impact the treatment of digital assets under the law, and may have material adverse effect on our business, financial condition and results of operations.

On March 9, 2022, President Biden signed an executive order on cryptocurrencies. While the executive order did not mandate any specific regulations, it instructs various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. Central Bank digital currency.

In addition, the Commodities Exchange Act of 1936, as amended (the “CEA”), does not currently impose any direct obligations on us related to the mining or exchange of Bitcoins. Generally, the Commodity Futures Trading Commission (“CFTC”), the federal agency that administers the CEA, regards Bitcoin and other cryptocurrencies as commodities. This position has been supported by decisions of federal courts.

However, the CEA imposes requirements relative to certain transactions involving Bitcoin and other digital assets that constitute a contract of sale of a commodity for future delivery (or an option on such a contract), a swap, or a transaction involving margin, financing or leverage that does not result in actual delivery of the commodity within 28 days to persons not defined as “eligible contract participants” or “eligible commercial entities” under the CEA (e.g., retail persons). Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official promulgations by the CFTC, may impact the classification of Bitcoins and, therefore, may subject them to additional regulatory oversight by the agency. Although to date the CFTC has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including Bitcoin, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).

We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law, including, but not limited to, whether digital assets will be classified as a security, commodity, currency and/or new or other existing classification.

Any requirements imposed by the CFTC related to our mining activities could cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in the Company. In addition, changes in the classification of Bitcoins could subject us, as a result of our Bitcoin mining operations, to additional regulatory oversight by the agency. Although to date the CFTC has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including Bitcoin, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).

Moreover, if our mining activities were deemed by the CFTC to constitute a collective investment in derivatives for our shareholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in the Company. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in the Company.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. Any such change and new regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change.

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or the SEC, it is unclear how companies may in the future be required to account for Bitcoin transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards or interpretation by the SEC could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined Bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets and related transactions, many significant aspects of the U.S. federal income and applicable state, local and non-U.S. tax treatment of transactions involving digital assets, such as the purchase and sale of Bitcoin and the receipt of staking rewards and other digital asset incentives and rewards products, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of digital assets and related transactions.

Current IRS guidance indicates that for U.S. federal income tax purposes digital assets such as Bitcoins should be treated and taxed as property, and that transactions involving the payment of Bitcoins for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to taxable income and guidance with respect to the determination of the tax basis of digital currency. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain forks, there continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions, including, but not limited to, staking rewards and other crypto asset incentives and rewards products. While current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which is generally favorable for investors in Bitcoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that other state, local and non-U.S. taxing authorities or courts will follow the approach of the IRS with respect to the treatment of digital assets such as Bitcoins for income tax and sales tax purposes. Any such alteration of existing guidance or issuance of new or different guidance may have negative consequences including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin, generally; in either case potentially having a negative effect on the trading price of Bitcoin or otherwise negatively impacting our business. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and applicable state, local and non-U.S. tax purposes.

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

The market price of our ordinary shares has recently declined significantly, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On June 14, 2022, the Company received a written notification from the Nasdaq Stock Market (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from May 2, 2022, to June 13, 2022, the Company no longer meets the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until December 12, 2022, to regain compliance with the Minimum Bid Price Requirement. On December 13, 2022, the Company received a written notice from Nasdaq stating that, although the Company had not regained compliance with the Minimum Bid Price Requirement by December 12, 2022, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until June 12, 2023, to regain compliance with the Minimum Bid Price Requirement. On May 23, 2023, the Company effected the Reverse Share Split in order to regain compliance with the Minimum Bid Price Requirement. On June 14, 2023, the Company received notice from Nasdaq informing the Company that it had regained compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market and that the matter is now closed.

Our ordinary shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

In the event that our ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Company’s ordinary shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our ordinary shares, which could severely limit the market liquidity of such ordinary shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, interim, and current reports with respect to our business and operating results.

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

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future.

The market price of our ordinary shares could decline as a result of future sales of substantial amounts of ordinary shares or other securities relating to the ordinary shares in the public market, including by the Company’s substantial shareholders, or the issuance of new ordinary shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the ordinary shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the ordinary shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

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

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2023, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2023 and determined they were not effective as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

There can be no assurance that any of our efforts we are implementing, or our internal control over financial reporting generally, will remediate any material weakness or avoid future weaknesses or deficiencies. Any failure to remediate the material weakness and any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet its reporting obligations or result in material misstatements in its financial statements. If we are unable to remediate its material weaknesses, our management may not be able to conclude that its disclosure controls and procedures or internal control over financial reporting are effective, which could result in investors losing confidence in its reported financial information and may lead to a decline in the share price.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2023, 2022, and 2021 and do not anticipate becoming a PFIC in the foreseeable future.

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

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business.

SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a subsidiary of Bit Origin Ltd. It is engaged in Bitcoin mining in the United States. As of the date of this annual report, SonicHash US has 3,200 miners, representing a hash power of 304.8 PH/s, deployed in a mining facility in Cheyenne, Wyoming, and has delivered 1,050 miners, representing a hash power of 99.1 PH/s, to the same mining facility in Cheyenne, Wyoming, ready to be deployed as soon as the Phase II of the mining facility starts operation.

On April 27, 2022, as approved by a majority of shareholders in a special meeting of shareholders, we completed a disposition in which we sold all the equity interest in its subsidiaries WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to a share purchase agreement dated March 31, 2022. Such disposition includes the sale of the subsidiaries and consolidated variable interest entities of WVM Inc. and China Silanchi Holding Limited, including the following:

●	CVS Limited (“Xiangtai HK”), a company formed on March 4, 2015 under the law of Hong Kong SAR and a wholly-owned subsidiary of WVM Inc. Xiangtai HK was not engaging in any active business and merely acting as a holding company.
●	Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”), a company formed on September 1, 2017 under the laws of the PRC and a wholly-owned subsidiary of Xiangtai HK. Xiangtai WFOE was not engaging in any active business and merely acting as a holding company.
●	Chongqing Pengmei Supermarket Co., Ltd. (“CQ Pengmei”), a company formed on July 27, 2017 under the laws of the PRC and a wholly-owned subsidiary of Xiangtai WFOE. CQ Pengmei used to engage in grocery stores operation in Chongqing, China, which had been discontinued since February 2020.
●	Guangan Yongpeng Food Co., Ltd. (“GA Yongpeng”), a company formed on May 10, 2008 under the laws of the PRC and a wholly-owned subsidiary of Xiangtai WFOE. GA Yongpeng used to engage in the slaughtering, processing, packing, distribution, wholesale, and retail of various pork meat products, which had been discontinued since April 2021.
●	Haochuangge Limited (“Haochuangge HK”), a company formed on January 6, 2020 under the law of Hong Kong SAR and a wholly-owned subsidiary of China Silanchi Holding Limited. Haochuangge HK was not engaging in any active business and is merely acting as a holding company.

●	Beijing Gangyixing Technology Co. (“Gangyixing WFOE”), a company formed on June 28, 2020 under the laws of the PRC and a wholly-owned subsidiary of Haochuangge HK. Gangyixing WFOE was not engaging in any active business and is merely acting as a holding company.
●	Beijing Fu Tong Ge Technology Co., Ltd. (“Fu Tong Ge”), a company formed on June 28, 2020 under the laws of the PRC. Gangyixing WFOE, Fu Tong Ge and the shareholders of Fu Tong Ge entered into a series of contractual arrangements which established a variable interest entity (“VIE”) structure. Pursuant to the contractual arrangement, Gangyixing WFOE was deemed the primary beneficiary of Fu Tong Ge for accounting purposes and we consolidated the financial information of Fu Tong Ge in our consolidated financial statement for the year ended June 30, 2021 and for the period ended April 2022. Fu Tong Ge was not engaging in any active business.
●	Chongqing Penglin Food Co., Ltd. (“CQ Penglin”), a company formed on November 3, 2005 under the laws of the PRC. Xiangtai WFOE, CQ Penglin and the shareholders of CQ Penglin entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Xiangtai WFOE was deemed the primary beneficiary of CQ Penglin for accounting purposes and we consolidated the financial information of CQ Penglin in our consolidated financial statement for the year ended June 30, 2021 and for the period ended April 2022. CQ Penglin used to engage in the slaughtering, processing, packing, distribution, wholesale, and retail of various pork meat products, which had been discontinued since April 2021.
●	Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC” and together with CQ Penglin and Fu Tong Ge, the “VIEs”), a company formed on March 14, 2012 under the laws of the PRC. Xiangtai WFOE, JMC and certain shareholder of JMC entered into a series of contractual arrangements which established a VIE structure. Pursuant to the contractual arrangement, Xiangtai WFOE was deemed the primary beneficiary of JMC for accounting purposes and we consolidated the financial information of JMC in our consolidated financial statement for the year ended June 30, 2021 and for the period ended April 2022. JMC was primarily engaged in the sales and distribution of feed raw material and formula solution (soybean meal and soybean oil) to animal husbandry businesses, feed solution manufacturers and trading companies.

As a result of the disposition, the Company does not operate under a VIE structure anymore. As of the date of this annual report, the Company does not have any subsidiaries or any business operation in the Mainland China, Hong Kong or Macau.

Effective February 15, 2022, we changed trading symbol of our ordinary shares from “PLIN” to “BTOG”. Effective April 29, 2022, we changed the Company’s name from “China Xiangtai Food Co., Ltd.” to “Bit Origin Ltd”.

On June 14, 2022, the Company received a written notification from Nasdaq, notifying the Company that it is not in compliance with the Minimum Bid Price Requirement, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from May 2, 2022, to June 13, 2022, the Company no longer meets the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until December 12, 2022, to regain compliance with the Minimum Bid Price Requirement.

On September 13, 2022, the Company amended its memorandum of association to reflect a change in authorized share capital from US$1,500,000 consisting of 150,000,000 shares of US$0.01 each to US$3,000,000 consisting of 300,000,000 shares of US$0.01 each, as approved by the special shareholders meeting on April 27, 2022.

On December 13, 2022, the Company received a written notice from Nasdaq stating that, although the Company had not regained compliance with the Minimum Bid Price Requirement by December 12, 2022, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until June 12, 2023, to regain compliance with the Minimum Bid Price Requirement.

On May 23, 2023, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on May 18, 2023, the board of directors of the Company approved the Reverse Share Split at a ratio of one-for-thirty (1-for-30). Upon the opening of the market on May 30, 2023, the Company’s ordinary shares began trading on the Nasdaq Capital Market on a post-Reverse Share Split basis under the current symbol “BTOG”. The new CUSIP number following the Reverse Share Split is G21621118. The Reverse Share Split reduced the number of outstanding shares of the Company from approximately 100.9 million to approximately 3.3 million and affected all outstanding ordinary shares. Every thirty (30) outstanding ordinary shares were combined into and automatically become one post-Reverse Share Split ordinary share. No fractional shares was issued in connection with the Reverse Share Split. Instead, the Company issued one full post-Reverse Share Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process. The par value of the ordinary shares was increased in proportion to the ratio of the Reverse Share Split to $0.30 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Reverse Share Split to 10,000,000 ordinary shares. After the Reverse Share Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Share Split were adjusted by dividing the number of ordinary shares into which the options, warrants and other convertible securities are exercisable or convertible by thirty (30) and multiplying the exercise or conversion price thereof by thirty (30), all in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share. In connection with the Reverse Share Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value.

On June 14, 2023, the Company received a letter from Nasdaq stating that because the Company’s ordinary shares had a closing bid price at or above $1.00 per share for 11 consecutive business days from May 30 to June 13, 2023, the Company had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2), and that the matter is now closed.

Corporate Information

Our principal executive offices are located at 27F, Samsung Hub, 3 Church Street Singapore 049483. The telephone number of our principal executive offices is 347-556-4747. Our registered office in the Cayman Islands is provided by McGrath Tonner Corporate Services Limited and located at 5th Floor, Genesis Close, George Town, PO Box 446, Grand Cayman, KYl-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is http://bitorigin.io/. The information contained in our website is not a part of this annual report.

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

As part of our growth strategy, we have been actively seeking opportunities to deploy emerging technologies, including crypto asset mining and blockchain technologies with diversified expansion strategy recently. In particular, we are engaged in Bitcoin mining. Due to the recent development in the cryptocurrency industry (See “Impact of Recent Developments Regarding Crypto Asset Market” below), we have focused on existing layouts and mining sites in the United States, and other types of expansion and exploration have been suspended. As of the date of this annual report, we do not have any plan to engage in other crypto-related businesses or services, expand the mining operations, or mine crypto assets other than Bitcoin.

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

Miners

As of the date of this annual report, SonicHash US has purchased and owns 4,250 high performance Bitcoin miners, including 2,638 units of Koi C16 and 1,612 units of Bitmain Antminer S19j pro. The age of the miners ranges from 10 months to 18 months. The average age is 16.2 months. The average downtime due to scheduled or unscheduled maintenances is 5%. The energy efficiency of the C16 miners and the S19j pro miners is 3.4KWH and 3.05 KWH, respectively.

As of the date of this annual report, SonicHash US has 3,200 miners, representing a hash power of 304.8 PH/s, deployed in a mining facility in Cheyenne, Wyoming, and has delivered 1,050 miners, representing a hash power of 99.1 PH/s, to the same mining facility in Cheyenne, Wyoming, ready to be deployed as soon as the Phase II of the mining facility starts operation. From May 2022 to June 2023, SonicHash US mined a total of 279.55 Bitcoins.

SonicHash US holds the mined Bitcoin in order to enjoy the potential benefits of the appreciation of the Bitcoin price. SonicHash US currently does not store Bitcoin on any trading platform. We do not hold any virtual assets other than Bitcoin. The price of Bitcoins is volatile. It has decreased recently and may continue to decrease if the liquidity of the digital assets markets continues to be negatively impacted by the recent bankruptcy of some well-known crypto asset market participants and negative publicity surrounding digital assets. Our finance department is constantly monitoring the trend of Bitcoin price and will make proposals to our Chief Financial Officer (“CFO”). The CFO will determine whether the Bitcoin trading price is favorable and whether it is necessary for the Company to sell Bitcoins to improve the cashflow. If the CFO approves the trading of Bitcoins, she will instruct the Vice President to transfer the Bitcoins to the Coinbase exchange and execute the trade. We do not have an agreement with the Coinbase exchange . If the Bitcoins cannot be sold at the approved price within one day after the transfer, the CFO will review the recalibrated proposal prepared by the finance department and approve the new price and new number of Bitcoins to be sold if the CFO deems the proposal is reasonable. If we trade Bitcoins for fiat currency, we will withdraw the fiat currency immediately from the Coinbase exchange and deposit it into the Company’s bank account. If the Bitcoins price decreases when we trade the Bitcoins for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact. See “--Impact of Recent Developments Regarding Crypto Asset Market” below.

All of our crypto assets are Bitcoins, and we currently keep our Bitcoins in both cold wallet Ledger Nano X in Singapore, and another secured crypto and Bitcoin wallet, imToken. A cold wallet refers to any cryptocurrency wallet that is not connected to the Internet. A cold wallet is generally more secure than hot wallet, which refers to any cryptocurrency wallet that is connected to the Internet. The management of the Company is responsible to supervise the Bitcoin and the auditor of the Company is responsible to verify the existence for the Bitcoin held in the cold wallet. In addition, hot storage locations allow us to easily manage various blockchains including BTC, ETH and support stablecoins. We do not have any insurance that covers our miners or Bitcoin in the event of loss or fraud. We have not used a third-party custodian to store our Bitcoins. The Chief Executive Officer (“CEO”) and CFO of the Company maintain control of and have access to the private key. We have policy to safeguard our crypto assets. All the transactions involving the Bitcoins, such as withdrawing, transferring, or selling the Bitcoins from our wallet must be set up by the Vice President, authorized by the CFO and executed by the CEO. We also verbally confirm the wallet address with the receiver and perform a trial transaction with 0.01 Bitcoin before any transaction to verify the wallet address of the receiver.

The cost of mining consists primarily of hosting costs and depreciation expense of our own mining equipment. The hosting costs include installment fees, electricity, internet services and other necessary services to maintain the operation of the mining equipment. The depreciation expenses are the sunk cost to the mining operation, at $17,600/BTC mined. Our breakeven price is around $14,000 per Bitcoin.

From July 1, 2022 to June 30, 2023, the Bitcoin price range was between $15,599.05 and $30,327.94. Our revenue recognition is based on the daily BTC reward and daily BTC lowest price available at CoinMarketCap.com.

Mining Facilities

Macon, Georgia

The mining facility in Macon, Georgia is managed by Horizon Mining Ltd. SonicHash US entered into a hosting agreement with Horizon Mining Ltd on May 1, 2022, pursuant to which Horizon Mining Ltd will provide electricity, internet, as well as installation service, loading and unloading service, security service, inventory management service, and other maintenance services to maintain the operation of the mining equipment. The hosting agreement is for a term of one year from execution and can be extended at any time upon agreement of both parties. If either party commits a material breach of the hosting agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the hosting agreement. The service fee is $295,082 per month, which includes all of the electricity and internet costs, the cost of maintenance services to maintain the operation of the mining equipment (not including insurance for loss of power or damage to the hosted mining machines). SonicHash US has paid a deposit in the amount of $741,585 pursuant to the hosting agreement and such deposit will be returned to SonicHash US within seven days after all the mining equipment is removed from the facilities. The hosting agreement expired on April 30, 2023. Either party can extend the agreement with prior notice to the other party. In December 2022, due to high energy price and the Georgia site’s weak condition in general, SonicHash US suspended the operation of the miners in the Georgia site and shipped the 1,490 miners that were deployed in the Georgia site to the mining facility in Marion, Indiana and were deployed since January 2023.

The aggregate average, mean and range of Bitcoins mined on a monthly basis by the miners located in Macon Georgia during the periods from May 2022 through November 2022 are as follows:

Bitcoin Production	Macon, Georgia
May 2022	2.33
June 2022	4.84
July 2022	4.54
August 2022	3.74
September 2022	9.63
October 2022	8.26
November 2022	2.33
Average	5.10
Range	2.33 to 9.63

Marion, Indiana

The mining facility in Marion, Indiana is managed by Your Choice Four CA, Inc. On June 6, 2022, SonicHash US entered into a hosting agreement with Your Choice Four CA, Inc., pursuant to which SonicHash US delivered 1,000 Bitcoin mining equipment to the Your Choice Four CA, Inc.’s facilities in the State of Indiana and Your Choice Four CA, Inc. installed the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The hosting agreement is for a term of one year and can be renewed with a four months’ advance notice to Your Choice Four CA, Inc. If either party has material breach of the hosting agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the hosting agreement. In addition, SonicHash US can terminate the hosting agreement if Your Choice Four CA, Inc. fails to furnish the services during any two-month period or for seven consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. SonicHash US has paid a deposit in the amount of $404,914 and such deposit will be returned to SonicHash US within 30 days upon termination of the hosting agreement.

On June 10, 2022, Sonic Hash US also entered into a service agreement with Ever Best Bit Limited which serves as an advisor and consultant to help the Company to find the data mining host service which meets Company’s requirements. Ever Best Bit Limited facilitated SonicHash US to enter into the hosting agreement with Your Choice Four CA, Inc. SonicHash US agreed to pay Ever Best Bit Limited a service fee of $0.024/kWh, calculated based on the following formula: Total Services Fee: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate $0.024/kWh. The service agreement shall only terminate when the hosting agreement terminates. The term of the service and the termination date is the same as the agreement with Your Choice Four CA, Inc. The agreement with Ever Best Bit Limited will be renewed if the agreement with Your Choice Four CA, Inc. is renewed.

On July 6, 2022, SonicHash US entered into another hosting agreement with Your Choice Four CA, Inc., pursuant to which SonicHash US delivered 700 units of Bitcoin mining equipment to Your Choice Four CA, Inc.’s facilities in the State of Indiana and Your Choice Four CA, Inc. installed the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The hosting agreement is for a term of one year and can be renewed with a four months’ advance notice to Your Choice Four CA, Inc. If either party has material breach of the hosting agreement and fails to cure within 30 days after such breach, the non-breaching party can terminate the Hosting Agreement. In addition, SonicHash US can terminate the hosting agreement if Your Choice Four CA, Inc. fails to furnish the services during any two-month period or for 7 consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. Pursuant to the hosting agreement, the host shall maintain a minimum service level of at least 90% uptime during any 30-day period, except in the event of maintenance, miner failure, repair, and force majeure. The host shall also be responsible for, repair or reimburse any cosmetic damage or operation deficiency to the miners due to the host’s intentional acts, willful misconduct, gross negligence or omission. SonicHash US has paid a deposit in the amount of $250,286 and such deposit will be returned to SonicHash US within 30 days upon termination of the hosting agreement.

On July 7, 2022, SonicHash US entered into another service agreement with Ever Best Bit Limited, which serves as an advisor and consultant to help the Company to find the data mining host service which meet Company’s requirements. Ever Best Bit Limited facilitated SonicHash US to enter into the hosting agreement with Your Choice Four CA, Inc. SonicHash US agreed to pay Ever Best Bit Limited a service fee of $0.020/kWh, calculated based on the following formula: Total Services Fee: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate $0.020/kWh. The service agreement shall only terminate when the hosting agreement terminates. The term of the service and the termination date is the same as the agreement with Your Choice Four CA, Inc. The agreement with Ever Best Bit Limited will be renewed if the agreement with Your Choice Four CA, Inc. is renewed.

The hosting fee payable to Your Choice Four CA, Inc. is calculated by: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate ($0.060/kW). The service fee payable to Ever Best Bit Limited is calculated by: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate ($0.060/kWh). For example, assuming the miners consumes 10,000 KWH in electricity, the hosting fee payable to Your Choice Four CA, Inc. will be (10000+3%*10000)*$0.06=$618.00 and the service fee payable to Ever Best Bit Limited will be (10000+3%*10000)*$0.024=$247.20. The total fee for the 10,000 KWH electricity consumption will be $618.00+$247.20=$865.20.

In December 2022, we reached an agreement with Your Choice 4 CA, Inc., the host of the mining facility in Marion, Indiana, that the hosting fee is adjusted to equal to the sum of (i) the electricity cost of the mining activities and (ii) 50% of SonicHash US’s profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity cost. The market price of the Bitcoins is the daily Bitcoin closing price available at CoinMarketCap.com as of the day immediately prior to the day that we receive the electricity bill.

The aggregate average, mean and range of monthly fees paid to Your Choice Four CA, Inc. and Ever Best Bit Limited for the installation of, hosting of and services for the miners located in Indiana during the periods from July 2022 through June 2023 are as follows:

	Your Choice Four CA, Inc.	Ever Best Bit Limited
	Fees Paid in US$	Fees Paid in US$
July 2022	$31,290.60	$12,516.24
August 2022	$152,058.45	$60,823.38
September 2022	$225,411.77	$90,164.71
October 2022	$210,924.82	$84,369.93
November 2022	$150,215.87	$60,086.35
December 2022	$123,542.52	$49,417.01
January 2023	$401,223.31	$133,741.10
February 2023	$366,943.89	$122,314.63
March 2023	$448,236.36	$149,412.12
April 2023	$504,977.69	$168,325.90
May 2023	$492,175.70	$164,058.57
June 2023	$500,936.08	$166,978.69
Average	$300,661.42	$105,184.05
Range	$31,290.60 to 504,977.69	$12,516.24 to 168,325.90

The aggregate average, mean and range of Bitcoins mined on a monthly basis by the miners located in Marion, Indiana during the periods from July 2022 through June 2023 are as follows:

Bitcoin Production	Marion, Indiana
July 2022	3.75
August 2022	18.21
September 2022	16.83
October 2022	16.04
November 2022	6.26
December 2022	12.77
January 2023	30.04
February 2023	26.36
March 2023	30.04
April 2023	26.98
May 2023	29.94
June 2023	26.66
Average	20.32
Range	3.75 to 30.04

Cheyenne, Wyoming

On June 10, 2022, the Company entered into a subscription agreement with a limited partnership, MineOne Cloud Computing Investment I L.P. (the “Partnership”), pursuant to which the Company invested $3,000,000 in fiat currency in the Partnership as a limited partner and hold a partnership interest and a sharing percentage of 8.8235% in the Partnership. The Company will receive dividends or other returns in fiat currency.

The Partnership is a limited partnership registered under the laws of the British Virgin Islands on May 12, 2022. The general partner, MineOne Partners Limited, a British Virgin Islands business company with limited liability, will seek to obtain opportunities for the Partnership to only make debt or equity investments in the portfolio company (as defined in the limited partnership agreement) in accordance with the primary purpose of the Partnership, which is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company. The general partner shall have the exclusive authority to cause the Partnership to make investments in the portfolio company. The Partnership commenced on May 12, 2022 and shall continue, unless the Partnership is sooner de-registered, until the Partnership’s entire interest in the portfolio company has been disposed of and any ongoing arrangements related thereto (including any escrow arrangement) have been terminated and all proceeds thereof have been distributed. The general partner can by a determination in good faith, terminate or wind up the Partnership if it has determined that there is a substantial likelihood that due to a change in the text, application or interpretation of the provisions of the applicable securities laws, or any other applicable statute, regulation, case law, administrative ruling or other similar authority, the Partnership cannot operate effectively in the manner contemplated herein. The Partnership will also terminated upon the commencement of liquidation, bankruptcy or dissolution proceedings or the withdrawal, or making of a winding up or dissolution order of the General Partner, or the occurrence of any other event that causes the General Partner to cease to be a general partner of the Partnership under the Partnership Act, by the entry of a decree of judicial dissolution, or at such time as there are no limited partners.

As a limited partner, the Company shall not take part in the management of the Partnership or in the management or control of the Partnership’s investment or other activities, transact any business in the Partnership’s name, deal with any person on behalf of the Partnership who or that is not a partner or have the power to sign documents for or otherwise bind the Partnership. Any election, vote, waiver or consent of the limited partners shall be calculated as a percentage of the respective capital commitments of the limited partners entitled to make such election, vote, waiver or consent. The liability of the Company for the debts and obligations of the Partnership is limited to its capital commitment in the amount of $3,000,000. Cash received by the Partnership from the sale or other disposition of, or dividends, interests or other income from or in respect of, a portfolio investment, or otherwise received by the Partnership from any source (other than capital contributions and other payments made by the Partners pursuant to the Partnership Agreement and temporary investment income), in excess of the amount necessary or appropriate for the payment of the Partnership’s expenses, liabilities and other obligations, shall be distributed upon dissolution of the Partnership, apportioned among the partners in proportion to the sharing percentages as of the time of distribution.

The general partner and associated indemnified persons generally will not be liable to the Partnership or the limited partners for any act or omission relating to the Partnership, other than acts or omissions constituting certain disabling conduct, including such person’s conviction of a felony or a willful violation of law by such person in each case having a material adverse effect on the Partnership; actual fraud, willful malfeasance or gross negligence by or of such person; or reckless disregard of duties by such person in the conduct of such person’s office. If the Partnership’s assets are insufficient to meet such liabilities, the Partnership may recall distributions to meet all or any portion of the indemnification or repayment obligations of the Partnership.

Dr. Jiaming Li, the President of our Company, was a director at MineOne Partners Limited and resigned from MineOne Partners Limited before joining our Company. We do not believe that the limited partnership was a related party transaction. The terms of the partnership were negotiated at arm’s length.

Based on the amended and restated limited partnership agreement of the Partnership, the primary purpose of the Partnership is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company. The Partnership is constructing a mining site with capacity up to 75 megawatts (“MW”) in Cheyenne, Wyoming. The Partnership expects to provide miner hosting services and earn hosting fees. The Partnership plans to host 23,000 miners of S19j pro or equivalent type. The construction has been completed and the mining site started the hosting operations with a capacity of 45 MW in late March 2023. The Partnership has entered into two hosting agreements in connection with the Cheyenne, Wyoming hosting site as of the date of this annual report. The Company entered a hosting agreement with the Partnership to host the 3,200 miners in Cheyenne, Wyoming.

Mining Pool

SonicHash US has entered into a cryptocurrency mining pool with F2pool. The verbal agreement can be terminated at any time by either party. F2pool provides computing power to the mining pool for SonicHash US's 3,200 operating miners in Cheyenne. SonicHash US provides computing power and in exchange for successfully adding a block to the blockchain, SonicHash US shall receive a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues) in Bitcoins. SonicHash US’s fractional share is based on the proportion of computing power SonicHash US contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The F2pool is a high-performance mining pool that supports Proof of Work (PoW) assets such as Bitcoin (BTC) and Bitcoin Cash (BCH), with more coins in the pipeline. The F2pool provides users with a low mining fee of 2.5%, along with optimized algorithms for higher mining efficiency.

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

Meat Processing

We used to engage in the slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts through CQ Penglin and GA Yongpeng. We used to sell fresh pork to distributors, who then sold to pork vendors in farmers’ markets. Due to the African Swine fever affecting China in October 2018, the supply of hogs decreased. Also, starting from March 2019, the Chongqing government started requiring all local slaughtering houses to only purchase hogs from hog farms in Chongqing, which further limited the supply of hogs. The decrease in supply increased the price of hogs and increased our cost of per unit slaughtering and processing. Starting in January 2020, due to the COVID-19 pandemic and quarantine measures, our sales volume in farmers markets decreased. We were operating at losses during the fiscal year ended June 30, 2021. In addition, in March 2021, we ceased operation of the slaughtering and food processing facilities as a result of a legal dispute between CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. The food processing facility was sealed by the court and is subject to a lien. The court ordered the sale of this facility to enforce the court verdict against CQ Penglin. The slaughtering facility is subject to the same lien pursuant to the same court order, and pursuant to which order the facility cannot be sold, transferred or otherwise disposed without approval of the court. As a result, in April 2021, we discontinued the meat processing business.

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

Impact of Recent Developments Regarding Crypto Asset Market

In 2022 and the beginning of 2023, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco, LLC declared bankruptcy. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. Furthermore, it also revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by FTX’s bankruptcy – namely, among others, BlockFi Inc., as one of the largest digital assets lending companies.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values.

We had no direct and material exposure to FTX or any of the above-mentioned cryptocurrency companies. We will not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the failure or insolvency of large exchanges and key institutions in the cryptocurrency asset industry like FTX may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the Bitcoin price as all our revenue has been from Bitcoin mining production. In particular, our production in November 2022 was negatively affected by the strong volatility of the Bitcoin price. As a result, we scaled down our operations to cut down costs. In December 2022, due to high energy price and the Georgia site’s weak condition in general, SonicHash US suspended the operation of the miners in the Georgia site and shipped 1,490 miners that were deployed in the Georgia site to the mining facility in Marion, Indiana and were deployed since January 2023. In addition, in December 2022, we reached an agreement with Your Choice 4 CA, Inc., the host of the mining facility in Marion, Indiana, that the hosting fee is adjusted to equal to the sum of (i) the electricity cost of the mining activities and (ii) 50% of SonicHash US’s profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity cost. The market price of the Bitcoins is the daily Bitcoin closing price available at CoinMarketCap.com as of the day immediately prior to the day that we receive the electricity bill. The new fee structure has decreased our cost significantly in December 2022. We will continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions. We cannot assure that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin price will not decline significantly in the future. Fluctuations in the Bitcoin price have had and are expected to continue to have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all. To the extent investors view our ordinary shares as linked to the value of our bitcoin holdings, these potential consequences of a Bitcoin trading venue’s failure could have a material adverse effect on the market value of our ordinary shares.

In addition, novel or unique assets such as Bitcoin and other digital assets may be classified as securities if they meet the definition of investment contracts under U.S. law. In recent years, the offer and sale of digital assets other than Bitcoin, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the SEC. While we believe that Bitcoin is unlikely to be considered an investment contract, and thus a security under the investment contract definition, we cannot provide any assurances that digital assets that we mine or otherwise acquire or hold for our own account, including Bitcoin, will never be classified as securities under U.S. law. This would obligate us to comply with registration and other requirements by the SEC and, therefore, cause us to incur significant, non-recurring expenses, thereby materially and adversely impacting an investment in the Company.

Moreover, current IRS guidance indicates that for U.S. federal income tax purposes digital assets such as Bitcoins should be treated and taxed as property, and that transactions involving the payment of Bitcoins for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to taxable income and guidance with respect to the determination of the tax basis of digital currency. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. There continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions, including, but not limited to, staking rewards and other crypto asset incentives and rewards products. While current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which is generally favorable for investors in Bitcoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that other state, local and non-U.S. taxing authorities or courts will follow the approach of the IRS with respect to the treatment of digital assets such as Bitcoins for income tax and sales tax purposes. Any such alteration of existing guidance or issuance of new or different guidance may have negative consequences including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin, generally; in either case potentially having a negative effect on the trading price of Bitcoin or otherwise negatively impacting our business. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and applicable state, local and non-U.S. tax purposes.

Furthermore, on March 9, 2022, President Biden signed an executive order on cryptocurrencies. While the executive order did not mandate any specific regulations, it instructs various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. Central Bank digital currency.

In addition, the CEA does not currently impose any direct obligations on us related to the mining or exchange of Bitcoins. Generally, the CFTC regards Bitcoin and other cryptocurrencies as commodities. This position has been supported by decisions of federal courts.

However, the CEA imposes requirements relative to certain transactions involving Bitcoin and other digital assets that constitute a contract of sale of a commodity for future delivery (or an option on such a contract), a swap, or a transaction involving margin, financing or leverage that does not result in actual delivery of the commodity within 28 days to persons not defined as “eligible contract participants” or “eligible commercial entities” under the CEA (e.g., retail persons). Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official promulgations by the CFTC, may impact the classification of Bitcoins and, therefore, may subject them to additional regulatory oversight by the agency. Although to date the CFTC has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including Bitcoin, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).

Furthermore, on September 16, 2022, the U.S. Treasury, the DOJ, and other U.S. government agencies released eight reports (the “Reports”), including Action Plan to Address Illicit Financial Risks of Digital Assets issued by Treasury, Crypto-Assets: Implications for Consumers, Investors and Businesses issued by Treasury, The Future of Money and Payments issued by Treasury, Climate and Energy Implications of Crypto-Assets in the United States issued by the White House, Policy Objectives for a U.S. Central Bank Digital Currency System issued by the White House, Technical Evaluation for a U.S. Central Bank Digital Currency System issued by the White House, The Role of Law Enforcement in Directing, Investigating, and Prosecuting Criminal Activity Related to Digital Assets issued by the DOJ, and Responsible Advancement of US Competitiveness in Digital Assets issued by the U.S. Department of Commerce. The Reports were issued in response to White House Executive Order 14067 on Ensuring Responsible Development of Digital Assets, which calls for a whole-of-government alignment of the federal government’s approach to digital assets.

In December 2022, Senator Edward J. Markey, Chair of the Senate Environment and Public Works Subcommittee on Clean Air, Climate, and Nuclear Safety, and Representative Jared Huffman Senate introduced the Crypto-Asset Environmental Transparency Act. The legislation would require the Environmental Protection Agency (EPA) to conduct a comprehensive impact study of U.S. cryptomining activity and require the reporting of greenhouse gas emissions from cryptomining operations that consume more than 5 megawatts of power. If the bill is passed by both the Senate and the House and signed into law, mining facilities may be required to report greenhouse gas emissions and to obtain permits and the price to rent mining facilities may increase. If the price increase significantly and if we are not able to find alternative facilities with reasonable price acceptable to us, our operation will be disrupted and our results of operation will be negatively impact.

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

Regulation

U.S. Regulations and Policies Relating to Blockchain and Cryptocurrencies

The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, SEC, CFTC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets, with particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. Depending on the regulatory characterization of the cryptocurrencies we mine, the markets for those cryptocurrencies in general, and our activities in particular, may be subject to one or more regulators in the United States and globally. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of cryptomining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of crypto-mining in their respective states.

For instance, the Cyber-Digital Task Force of the DOJ published a report entitled “Cryptocurrency: An Enforcement Framework” in October 2020. This report provides a comprehensive overview of the possible threats and enforcement challenges the DOJ views as associated with the use and prevalence of cryptocurrency, as well as the regulatory and investigatory means the DOJ has at its disposal to deal with these possible threats and challenges. Further, in early March 2021, the SEC chairperson nominee expressed an intent to focus on investor protection issues raised by bitcoin and other cryptocurrencies. Furthermore, on March 9, 2022, President Biden signed an executive order on cryptocurrencies. While the executive order did not mandate any specific regulations, it instructs various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. Central Bank digital currency.

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

According to the CFTC, at least some cryptocurrencies, including Bitcoin, fall within the definition of a “commodity” under the CEA. Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot cryptocurrency markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. The National Futures Association (“NFA”) is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other cryptocurrency derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for cryptocurrency trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving cryptocurrencies, including the markets on which these products trade.

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

The following diagram illustrates our corporate structure:

Direct and indirect subsidiaries

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business.

SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a subsidiary of Bit Origin Ltd. It is engaged in Bitcoin mining in the United States. As of the date of this annual report, SonicHash US has 3,200 miners, representing a hash power of 304.8 PH/s, deployed in a mining facility in Cheyenne, Wyoming , and has delivered 1,050 miners, representing a hash power of 99.1 PH/s, to the same mining facility in Cheyenne, Wyoming, ready to be deployed as soon as the Phase II of the mining facility starts operation.

4.D. Property, plants and equipment

As of June 30, 2023 and the date of this annual report, our principal executive offices are located at 27F, Samsung Hub, 3 Church Street Singapore 049483.

As of June 30, 2023, we have purchased 4,250 units of cryptocurrency mining equipment and all the mining equipment have been installed in the mining facility in Marion, Indiana. As of the date of this annual report, all the mining equipment have been delivered to Cheyenne, Wyoming, and 3,200 units of cryptocurrency mining equipment have been installed. For detailed description of the mining facilities and the agreements between the host service providers and SonicHash US, see “Item 4. Information of the Company – 4.B Business Overview – Mining Facilities.”

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2023, 2022 and 2021 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5.A. Operating Results

Overview

New Business

We are engaged in the Bitcoin mining operation. We use specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use ASIC chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

On December 14, 2021, we formed SonicHash Canada, a company incorporated under the laws of Alberta, Canada. On December 16, 2021, we formed SonicHash Singapore, a company incorporated under the laws of Singapore. On December 17, 2021, we formed SonicHash US under the laws of the State of Delaware. We hold 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management. We totally have purchased US$29,703,726 which are 4,250 units of cryptocurrency mining equipment through SonicHash US and SonicHash Canada, and the equipment started to generate revenue in May 2022. As of June 30, 2023, all the units were in stock in a mining facility in Marion Indiana, U.S. By the end of September 2023, all the cryptocurrency mining equipment have been moved to the mining facility in Wyoming, U.S.

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

Reverse Share Split

On May 23, 2023, the Board of Directors of us approved the Reverse Share Split at a ratio of one-for-thirty (1-for-30). The par value of the ordinary shares was increased in proportion to the ratio of the Reverse Share Split to $0.30 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Reverse Share Split to 10,000,000 ordinary shares.

COVID-19

The COVID-19 global pandemic has been unpredictable and unprecedented and is likely to continue to result in significant national and global economic disruption, which may adversely affect our business. Based on our current assessment, however, we do not expect any material impact on our long-term development, our operations, or our liquidity due to the worldwide spread of COVID-19. However, we are actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Summary of Cryptocurrency Mining Results

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the years ended June 30, 2023 and 2022:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance on July 1, 2021	—	$—
Revenue recognized from cryptocurrencies mined	7.17	192,351
Hosting fees settled in cryptocurrencies	—	—
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	—
Impairment loss of cryptocurrencies	—	(50,463)
Balance on June 30, 2022	7.17	$141,888
Revenue recognized from cryptocurrencies mined	272.38	6,261,091
Hosting fees settled in cryptocurrencies	(22.14)	(428,839)
Proceeds from sale of cryptocurrencies	(175.09)	(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—	676,015
Impairment loss of cryptocurrencies	—	(181,263)
Balance on June 30, 2023	82.32	$2,084,330

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Total cryptocurrency mining revenue for the years ended June 30, 2023, 2022 and 2021 was approximately $6.3 million, $0.2 million and nil, respectively. We started Bitcoin mining in May 2022, and we were awarded a total of 272.38 coins during the year ended June 30, 2023 at an average Bitcoin value of $22,987 and were awarded a total of 7.17 coins during the year ended June 30, 2022 at an average Bitcoin value of $26,827.

Costs and expenses

Cost of revenues for cryptocurrency mining for the years ended June 30, 2023, 2022 and 2021 was approximately $10.8 million, $0.4 million and nil, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the years ended on June 30, 2023, 2022 and 2021. We signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross loss

The gross loss for the years ended June 30, 2023, 2022 and 2021 was approximately $4.6 million, $0.2 million and nil, respectively. The gross loss in 2023 was mostly due to the depreciation charges for facilities and website hosting costs.

General and Administrative Expenses

General and administrative expenses decreased by approximately $1.3 million, or 31.0%, from approximately $4.2 million for the year ended June 30, 2022 to approximately $2.9 million for the year ended June 30, 2023. The decrease in general and administrative expenses was primarily due to a decrease in travel expenses of approximately $0.1 million, a decrease in payroll expenses of approximately $0.2 million, a decrease in insurance premiums of approximately $0.1 million, a decrease in advertising expenses of approximately $0.5 million, a decrease in audit fees of approximately $0.4 million, and a decrease in consulting and legal professional fees of approximately $0.2 million as we did not have disposal transaction in the year of 2023. The decrease was partially offset by an increase in rental expenses of approximately $0.4 million.

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

Provision for Doubtful Accounts

During the year ended June 30, 2023, we made $2,582,761 provision for doubtful accounts for other receivables and $691,099 provision for doubtful accounts for security deposits. We made no provision for doubtful accounts during the years ended June 30, 2022 and 2021.

Impairment Loss of Cryptocurrencies

Compared with the BTC market price on June 30, 2023, 2022 and 2021, we made $181,263, $50,463 and nil of impairment loss during the years ended June 30, 2023, 2022 and 2021.

Impairment Loss of Long-lived assets

We made $16,691,803, nil and nil of impairment loss during the years ended June 30, 2023, 2022 and 2021 for our cryptocurrency mining equipment.

Impairment Loss of Long-term investment

We made $610,302, nil and nil of impairment loss during the years ended June 30, 2023, 2022 and 2021 for our long-term investment.

Share Compensation Expenses

We incurred approximately $67,000 share compensation expense to pay for CEO, president, and head of HR share compensation expenses during the year ended June 30, 2023.

We incurred $250,000 on share compensation expense in relation to our ordinary shares issued to our business consulting firm for its services performed during the year ended June 30, 2022. In addition, we incurred approximately $1.4 million share compensation expense to pay for CEO, president, and head of HR share compensation expenses.

We incurred approximately $1.5 million share compensation expense to pay for certain professional services during the year ended June 30, 2021. We expect this is a one-time expense and we do not expect such expenses will recur in the future period. In addition, we incurred approximately $0.4 million share compensation expenses relating to amortization of deferred shares compensation and vested portion of the share options issued to our independent directors.

Loss from Operations

The loss from operations for the year ended June 30, 2023 was approximately $28.3 million, an increase of approximately $22.2 million, or 363.3%, from approximately $6.1 million for the year ended June 30, 2022. The increase was primarily due to the impairment loss of $17.1 million incurred during the year of 2023.

The loss from operations for the year ended June 30, 2022 was approximately $6.1 million, an increase of approximately $2.6 million, or 75.8%, from approximately $3.5 million for the year ended June 30, 2021. The increase was mostly attributable to the increase of general and administrative expenses as the reasons that we mentioned above.

Other Income (Expense), Net

Our other income (expense), net, includes interest income, interest expense, other finance expenses, other income (expense), net and debt settlement gains. Our total net other income was approximately $88,000 for the year ended June 30, 2023, a decrease of approximately $0.7 million, or 88.5%, from our net other expenses of approximately $0.8 million for the year ended June 30, 2023. The decrease was primarily due to a decrease in debt settlement gains of approximately $0.8 million, and an increase in interest expense of approximately $0.2 million. The decrease was offset by an increase in realized gain on sale/exchange of cryptocurrencies of approximately $0.7 million for the year ended June 30, 2023.

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

Provision for Income Taxes

We did not have any taxable income for those continuing operations during the years ended June 30, 2023, 2022 and 2021.

Net Loss from Continuing Operations

Our net loss from continuing operations was approximately $28.2 million for the year ended June 30, 2023, increased by approximately $22.9 million, or 428.1%, from net loss from continuing operations of approximately $5.3 million for the year ended June 30, 2022. Such change was the result of the combination of the changes as discussed above.

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

Net Loss

Our net loss was approximately $28.2 million for the year ended June 30, 2023, increased by approximately $26.0 million, or 1203.0%, from a net loss of approximately $2.2 million for the year ended June 30, 2022. Such change was the result of the combination of the changes as discussed above.

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

	For the Years ended June 30,
				Percentage
	2023	2022	Change	Change
Reconciliation of net loss to non-GAAP net (loss) income
Net loss	$(28,216,352)	$(2,165,491)	$(26,050,861)	1203.0%
Share compensation expense	67,271	1,622,086	(1,554,815)	(95.9)%
Non-GAAP net loss	$(28,149,081)	$(543,405)	$(27,605,676)	5080.1%

Our non-GAAP net loss increased by approximately $27.6 million, or 5080.1%, to non-GAAP net loss of approximately $28.0 million for the year ended June 30, 2023, from non-GAAP net loss of approximately $0.5 million for the year ended June 30, 2022. Such change was primarily attributable to the decrease in provision for doubtful accounts and the impairment loss of long-term investment.

	For the Years ended June 30,
				Percentage
	2022	2021	Change	Change
Reconciliation of net loss to non-GAAP net (loss) income
Net loss	$(2,165,491)	$(47,082,967)	$44,917,476	(95.4)%
Share compensation expense	1,622,086	1,889,173	(267,087)	(14.1)%
Non-GAAP net loss	$(543,405)	$(45,193,794)	$(44,650,389)	(98.8)%

Our non-GAAP net loss decreased by approximately $44.7 million, or 98.8%, to non-GAAP net loss of approximately $0.5 million for the year ended June 30, 2022, from non-GAAP net loss of approximately $45.2 million for the year ended June 30, 2021. Such change was primarily attributable to the decrease in provision for doubtful accounts and the disposal gain as discussed above.

5.B. Liquidity and Capital Resources

For the Fiscal Years ended June 30, 2023, 2022 and 2021

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of June 30, 2023, we had working capital of approximately $1.0 million. We engage Bitcoin mining business, the Bitcoins we mined can be used to pledge and finance. In addition, equity financing has been utilized to finance our working capital requirements and capital expenditures.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements, at least, for the next twelve months from the date of this report.

The following summarizes the key components of our cash flows for the years ended June 30, 2023, 2022, and 2021.

	For the Years Ended June 30,
	2023	2022	2021
Net cash used in operating activities from continuing operations	$(6,761,587)	$(24,315,416)	$(1,394,856)
Net cash provided by (used in) operating activities from discontinued operations	—	10,080,079	(8,992,926)
Net cash provided by (used in) investing activities from continuing operations	4,269,529	(11,302,893)	—
Net cash used in investing activities from discontinued operations	—	(3,177)	—
Net cash provided by financing activities from continuing operations	2,490,527	35,635,483	10,433,510
Net cash used in financing activities from discontinued operations	—	(9,698,610)	(1,935,391)
Effect of exchange rate change on cash	—	(7,487)	459,834
Net change in cash and cash equivalents	$(1,531)	$387,979	$(1,429,829)

Operating activities

Cash used in operating activities from continuing operations was approximately $6.8 million for the year ended June 30, 2023, which was mainly due to the net loss from continuing operations of approximately $28.2 million, realized gain on sale/exchange of cryptocurrencies of approximately $0.7 million, the change of cryptocurrencies of approximately $5.8 million, the decrease of security deposits of approximately $0.2 million, and the decrease of prepayments of approximately $0.3 million for miner setup fees. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of the depreciation expense of approximately $5.4 million, the provision for doubtful accounts of approximately $3.3 million, and the impairment losses of approximately $17.5 million. The net cash used in operating activities from continuing operations was also offset by the decrease of other receivables of approximately $1.0 million, and the increase in accounts payables of approximately $0.7 million.

Cash used in operating activities from continuing operations was approximately $24.3 million for the year ended June 30, 2022, which was mainly due to the net loss from continuing operations of approximately $5.3 million, gain on debt settlement of approximately $0.8 million, the increase of other receivables of approximately $0.7 million, the increase of security deposits of approximately $1.2 million, the increase of prepayments of approximately $18.1 million for miner setup fees, and the increase of tax receivable of approximately $0.3 million. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of depreciation expense of approximately $0.3 million, the share compensation expense of approximately $1.6 million, and the increase in other payables and accrued liabilities of approximately $0.3 million.

Cash used in operating activities from continuing operations was approximately $1.4 million for the year ended June 30, 2021, which was mainly due to the net loss from continuing operations of approximately $3.6 million, gain on debt settlement of approximately $0.1 million, and the increase of prepayments of approximately $0.1 million. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of the share compensation expense of $1.9 million, the amortization of convertible debenture issuance cost and discount of approximately $0.1 million, and the increase in other payables and accrued liabilities of approximately $0.3 million.

Investing activities

Cash provided by investing activities from continuing operations was approximately $4.3 million for the year ended June 30, 2023, which was due to approximately $4.4 million proceeds received from sale of cryptocurrencies and offset by approximately $0.1 million spent on purchases of mining equipment.

The Company did not have any investing activities from continuing operations for the year ended June 30, 2022.

The Company did not have any investing activities from continuing operations for the year ended June 30, 2021.

Financing activities

Cash provided by financing activities from continuing operations was approximately $2.5 million for the year ended June 30, 2023, which was mainly due to the repayments from other receivables – related parties of approximately $0.4 million, the proceeds from third party loans of approximately $0.8 million, and the proceeds from convertible debenture, net of issuance costs of approximately $1.8 million. Cash provided by financing activities from continuing operations was mainly offset by the repayments to the convertible debenture of $0.3 million.

Cash provided by financing activities from continuing operations was approximately $35.6 million for the year ended June 30, 2022, which was mainly due to proceeds from issuance of ordinary shares through public offering of $35.0 million and the repayments of other payables – related parties of approximately $0.6 million.

Cash provided by financing activities from continuing operations was approximately $10.4 million for the year ended June 30, 2021, which was mainly due to proceeds received from issuance of ordinary shares through private placements of approximately $9.0 million, proceeds received from issuance of convertible debenture of $1.3 million and the repayments of other payables – related parties of approximately $0.3 million.

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

5.E. Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting estimates involve the most significant estimates and judgments used in the preparation of our financial statements:

Standalone selling price of each distinct performance obligation in revenue recognition

Fair value of the cryptocurrency award received is determined using the intraday low quoted price of the related cryptocurrency at the time of receipt. All of our cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinmarketcap.com.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), we may be required to change its policies, which could have an effect on our consolidated financial position and results from operations.

Useful lives of plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Cryptocurrency mining equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. We also re-evaluate the periods of depreciation to determine whether subsequent events and circumstances revise estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Allowances for doubtful accounts

We review the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of prepayment, other receivables, security deposits and due from related parties. We also periodically evaluate above mentioned account’s corresponding parties’ financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Above mentioned account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Long-term convertible debenture on the balance sheets is at carrying value, which approximates fair value as the third party was lending the money to us at the market rate.

Share price used in determination of the beneficial conversion feature (“BCF”) of convertible debentures

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a BCF. A BCF is recorded by us as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and we amortize the discount to interest expense, over the life of the debt.

Fair value of warrants

We estimated the fair value of warrants issued with the convertible debenture based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$0.27
Exercise price	$1.20
Expected terms (in years)	7
Expected volatility	109%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.52%

Fair value of share-based compensations

Share-based awards are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line basis, net of estimated forfeitures, over the requisite service period. The fair value of restricted shares is determined with reference to the fair value of the underlying shares.

At each date of measurement, we review internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by us, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. We are required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period.

Valuation of deferred tax taxes and uncertain tax position

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

We believe that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Quantitative and Qualitative Disclosures about Market Risks

Cryptocurrency Risk

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$10,817 per coin as of June 30, 2019; US$9,138 per coin as of June 30, 2020; US$35,041 per coin as of June 30, 2021, and to US$19,785 per coin as of June 30, 2022 and US$30,477 per coin as of June 30, 2023, according to Coin Market Cap.

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

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Lucas Wang	39	Chairman of the Board, Chief Executive Officer
Jiaming Li	35	President
Lianfei Du	38	Executive Vice President
Jinghai Jiang	44	Chief Operating Officer
Xia Wang	39	Chief Financial Officer
Xiaping Cao	47	Independent Director, Chair of the Nominating Committee and the Compensation Committee
K. Bryce Toussaint	52	Independent Director and Chair of the Audit Committee
Scott Silverman	54	Independent Director

The business address of each of the officers and directors is 27F, Samsung Hub, 3 Church Street Singapore 049483.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Lucas Wang, Chairman of the Board and Chief Executive Officer, age 39

Mr. Wang has been our Chairman and CEO since April 27, 2022. Mr. Wang is a pioneer in the field of Internet technology entrepreneurship. He has over eight years of entrepreneurial and investment experience in the broader blockchain industry ranging from crypto mining ecosystem to De-Fi, NFTs and the latest Web 3.0 technology.

In 2019, Mr. Wang founded BitGeek Group, a company that engages in ETC, IPFs and other crypto currency mining, data center operation and Web 3.0 investment. In 2017, Mr. Wang founded HashCow group, a company that engages in POW crypto currency mining and data center operation such as Bitcoin and LTC. From 2015 to 2022, Mr. Wang served as director and CEO of Yuanchuang Investment Management Co., Ltd., a company that engages in the research and implementation of blockchain technology and investment and management of multiple blockchain projects. Over the past years, he has led his team to achieve an industry-leading position in cryptocurrency mining sector. He has designed, invested, and managed more than ten blockchain supercomputing centers with a capacity of more than 1000MW, and operates across many continents, including the United States, Canada in North America, Russia, China and Kazakhstan in Asia, and Ethiopia in Africa. He received his master’s degree in business administration from Hong Kong Finance and Economics College in 2020.

Jiaming Li, President, age 35

Dr. Jiaming Li has been our President since December 6, 2021. Dr. Jiaming Li is the founder of a crypto mining fund management company, MineOne Partners Limited. Before jumping into the crypto world, he was a partner of TCC Capital, and previously served as the CEO of the Asset Management Center of Sinatay Insurance Co., Ltd, where he managed US$11.6 billion in assets, focusing on fixed income, equity/debt investment and real estate. He was also the lead of Silverbirch Hotel & Resorts acquisition valued in US$1.2 billion. Dr. Jiaming Li is a Ph.D. in Economics and Finance from Fordham University in New York, and a postdoctoral fellow from Peking University in China.

Lianfei Du, Executive Vice President, age 38

Ms. Du has been our Executive Vice President since September 1, 2022. Ms. Du has rich experience in equity/debt investments, financial advisory, and fund operating management in Hong Kong and Mainland China. She joined the Company in December 2021 as Head of Corporate Finance and Operation. From January 2018 to December 2021, Ms. Du served as the Vice President in TCC Capital, a Hong Kong-based boutique private equity fund backed by a Hong Kong family office with assets under management (AUM) of hundreds of million US dollars. As the Vice President at TCC Capital, Ms. Du led multiple venture capital and growth capital investment projects across various industries, including biotech, new material, fintech, and real estate. Ms. Du was also involved extensively in the fundraising for a healthcare fund (US$100m+) joint ventured with a top five European healthcare fund manager and a special situations fund (US$300m+) backed by the Hong Kong family office. From January 2014 to November 2017, Ms. Du was a manager with Ernst & Young (China) Advisory Limited, leading the financial due diligence for 20+ deals across the spectrum: venture, private equity, outbound buyout, M&A, liquidation and etc. From July 2010 to November 2013, Ms. Du was a senior associate with PricewaterhouseCoopers, served many big-name clients including Caterpillar, Toyota Tsusho, Kyocera, POLA and etc. for audit or internal control engagements. Ms. Du received her bachelor’s degree in Accounting from Tianjin University of Finance and Economics in 2007 and her master of business administration (MBA) degree from Yokohama National University in Japan in 2010.

Jinghai Jiang, Chief Operating Officer age 44

Mr. Jinghai Jiang has been our Chief Operating Officer since December 13, 2021. Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community “Big Cabbage Blockchain” and has published multiple white papers to teach blockchain technology and the cryptocurrency business. Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. Mr. Jinghai Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000.

Xia Wang, Chief Financial Officer, age 39

Ms. Xia Wang has been our CFO since January 23, 2018. Ms. Wang has worked at Chongqing Penglin Food Co., Ltd., a company previously contractually controlled by the company and our previously consolidated VIE, in the accounting department since 2008. Ms. Wang started as a clerk at Chongqing Penglin Food Co., Ltd. from 2008 to 2010. She then worked as assistant accountant from 2010 to 2011. She was promoted to accounting supervisor in 2011, and was appointed as CFO in 2014. She oversees our accounting department, which include duties such as reviewing all the accounting functions performed by our accounting staff, maintaining our accounting book and records, reporting to the Board of Directors, managing budget, reviewing cost, etc. Ms. Wang received her bachelor’s degree in environmental science major from Chongqing University of Arts and Science in 2008.

Xiaping Cao, Director, age 47

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

Dr. Cao received his PhD Degree in Finance from Boston College in 2008, under the supervision of Professor Josh Lerner from Harvard Business School, a well-known scholar in venture capital and private equity.

K. Bryce Toussaint, Director, age 52

Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, E&P, and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board. Mr. Toussaint currently serves as the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as CEO and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a CPA in the State of Texas.

Scott Silverman, Director, age 54

Mr. Silverman has over 30 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. In addition to serving as one of our independent directors, Mr. Silverman is currently a director nominee of Muliang Viagoo Technology, Inc. and Li Bang International Corp, Inc. Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, which grew into a multi-national corporate financial management and advisory firm serving clients in the United States and Asia, and JJL Capital Management, a private equity firm that focuses its investments in the hospitality, construction, real estate and healthcare sectors . He also serves as the CFO of Healthsnap, Inc. a healthcare Software as a Service (SaaS) platform on the cutting edge of remote patient monitoring and chronic care management. He is also the CFO of Droneify Holdings, Inc., a pre-IPO company that has developed multiple drone-enabled technologies. Previously, he served as the CFO of Sidus Space, Inc., a publicly traded Space-as-a-Service company in which capacity he oversaw its initial public offering, and Riverside Miami, LLC, a mixed-use restaurant and entertainment project in Miami, Florida. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 17 companies public. He has also assisted in raising over $150 million for client companies, both public and private. He has a bachelor’s degree in finance from George Washington University and a master’s degree in accounting from NOVA Southeastern University.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Family Relationships

None.

6.B. Compensation

Employment Agreements with Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Lucas Wang, Jiaming Li, Jinghai Jiang, Lianfei Du and Xia Wang.

Lucas Wang

We entered into an employment agreement with Lucas Wang for the position of CEO. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 63,203 ordinary shares (1,896,066 ordinary shares before the Reverse Share Split), with 21,068 ordinary shares (632,022 ordinary shares before the Reverse Share Split valued at $0.855 per share) vested at the time of signing the agreement, 5,267 ordinary shares (158,005 ordinary shares before the Reverse Share Split valued at $0.1703 per share) vested in April 2023, and the rest vesting quarterly from September 2023 to January 2025.

Jiaming Li

We entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 47,402 ordinary shares (1,422,049 ordinary shares before the Reverse Share Split), with 15,801 ordinary shares (474,016 ordinary shares before the Reverse Share Split valued at $0.855 per share) vested at the time of signing the agreement, 3,951 ordinary shares (118,504 ordinary shares before the Reverse Share Split valued at $0.1703 per share) vested in April 2023, and the rest vesting quarterly from September 2023 to January 2025.

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective from December 13, 2021 to December 12, 2024, with an annual compensation of $50,000.

Lianfei Du

We entered into an employment agreement with Lianfei Du for the position of Executive Vice President. The employment agreement is effective from September 1, 2022 to August 31, 2025 and will be automatically extended for one additional year unless either party givers 60 days’ prior written notice to the other party not to extend the employment, with an annual compensation of $120,000 in base salary for the first year with increase of 6% each year.

Xia Wang

On June 10, 2022, the Company entered into an employment agreement Ms. Wang, which replaced the previous agreement. The employment agreement is for a term of one year, with an annual compensation of $80,000. The employment agreement can be terminated by the Company for cause or by the executive for good reason.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2023, 2022 and 2021.

				Share		All Other
		Salary	Bonus	Awards		Compensation	Total
Name and Principal Position	Fiscal Year	($)(1)	($)	($)		($)	($)
Lucas Wang	2023	280,920	—	26,909		—	307,829
Chief Executive Officer	2022	240,000	—	540,379	(2)	—	780,379
	2021	—	—	—		—	—
Jiaming Li	2023	309,384	—	20,181		—	329,565
President	2022	240,000	—	405,296	(3)	—	645,296
	2021	—	—	—		—	—
Lianfei Du	2023	164,636	—	—		12,978	177,614
Executive Vice President(4)	2022	120,000	—	—		—	120,000
	2021	—	—	—		—	—
Erick W Rengifo	2023	60,000	—	—		—	60,000
Chief Strategy Officer(5)	2022	120,000	—	—		—	120,000
	2021	—	—	—		—	—
Jinghai Jiang	2023	—	—	—		—	—
Chief Operating Officer	2022	50,000	—	—		—	50,000
	2021	—	—	—		—	—
Xia Wang	2023	—	—	—		—	—
Chief Financial Officer	2022	80,000	—	—		—	80,000
	2021	80,000	—	200,000		—	280,000

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to the Company and its subsidiaries.
(2)	Pursuant to the employment agreement with Lucas Wang, the Company agreed to issue to Lucas Wang a total of 63,202 ordinary shares (1,896,066 ordinary shares before the Reverse Share Split) of the company, with 21,068 ordinary shares (632,022 ordinary shares before the Reverse Share Split valued at $0.855 per share) vested at the time of signing the agreement, 5,267 ordinary shares (158,005 ordinary shares before the Reverse Share Split valued at $0.1703 per share) vested in April 2023, and the rest vesting quarterly from September 2023 to January 2025.
(3)	Pursuant to the employment agreement with Jiaming Li, the Company agreed to issue to Jiaming Li a total of 47,402 ordinary shares (1,422,049 ordinary shares before the Reverse Share Split) of the company, with 15,801 ordinary shares (474,016 ordinary shares before the Reverse Share Split valued at $0.855 per share) vested at the time of signing the agreement, 3,951 ordinary shares (118,504 ordinary shares before the Reverse Share Split valued at $0.1703 per share) vested in April 2023, and the rest vesting quarterly from September 2023 to January 2025.
(4)	On September 1, 2022, the board of directors of the Company approved the appointment of Ms. Lianfei Du as the Executive Vice President, effective on September 1, 2022.
(5)	On December 31, 2022, Mr. Erick W Rengifo tendered his resignation as a Director and the Chief Strategy Officer of the Company.

6.C.   Board Practices

Board of Directors and Board Committees

Our board of directors currently consists of four directors, three of whom are independent as such term is defined by the Nasdaq Capital Market.

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

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees.

Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consisted of Mr. Xiaping Cao, Mr. K. Bryce Toussaint and Mr. Scott Silverman. Mr. K. Bryce Toussaint is the chairman of our audit committee. The Company believes that each of the members of the audit committee is “independent” and that Mr. Toussaint qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The primary responsibility of the audit committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the board of directors the results of its examinations and recommendations derived therefrom; to outline to the board of directors improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the board of directors such additional information and materials as it may deem necessary to make the board of directors aware of significant financial matters requiring the board of directors attention. In carrying out its responsibility, the audit committee will be responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Mr. Xiaping Cao, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. Mr. Xiaping Cao is the chairman of our compensation committee. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our CEO and other executive officers;
●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.  Our nominating committee consists of Mr. Xiaping Cao, Mr. K. Bryce Toussaint and Mr. Scott Silverman. Mr. Xiaping Cao is the chairperson of our nominating committee. All members of the nominating committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board of directors;
●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board of directors; and
●	advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken.

Copy of our committee charters are also available on the Company's website at http://bitorigin.io/ and in print upon request.

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

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board of directors or otherwise contained in the minutes of a meeting or a written resolution of the board of directors or any committee of the board of directors that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of the Memorandum and Articles of Association.

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

6.D.   Employees

We had 9 employees as of the date of this annual report. The following table sets forth a breakdown of our employees by function as of the date of this annual report:

	Number of
Department	Employees	% of Total
Management	5	56%
Marketing	1	11%
Administrative	3	33%
Total	9	100%

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

Our company is authorized to issue 10,000,000 ordinary shares of $0.30 par value per share. The number and percentage of ordinary shares beneficially owned are based on 3,381,092 ordinary shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

	Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Lucas Wang, Chairman of the Board and Chief Executive Officer(1)	26,335	* %
Jiaming Li, President	19,752	* %
Jinghai Jiang, Chief Operating Officer	—	—%
Lianfei Du, Executive Vice President	—	—%
Xia Wang, Chief Financial Officer	—	—%
Xiaping Cao, Director	—	—%
K. Bryce Toussaint, Director	—	—%
Scott Silverman, Director	—	—%
All directors and executive officers as a group (8 persons)	46,087	1.36%

5% Beneficial Owners:
China Meitai Food Co., Ltd.(1)	290,334	8.59%
About Offshore Limited(2)	289,520	8.56%

*	Less than one percent.
(1)	China Meitai Food Co., Ltd., a British Virgin Islands company, holds 290,334 ordinary shares (8,710,000 ordinary shares before the Reverse Share Split) of the Company. Zeshu Dai, is deemed the beneficial owner of the 290,334 ordinary shares (8,710,000 ordinary shares before the Reverse Share Split) held by China Meitai Food Co., Ltd. The address of China Meitai Food Co., Ltd. is Coastal Building, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.
(2)	About Offshore Limited, a British Virgin Islands company, holds 289,520 ordinary shares (8,685,574 ordinary shares before the Reverse Share Split) of the Company. Huaili Zhang is the sole director and shareholder of About Offshore Limited and is deemed the beneficial owner of the 289,520 ordinary shares (8,685,574 ordinary shares before the Reverse Share Split) held by About Offshore Limited. The address of About Offshore Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island.

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements with Executive Officers.”

Other Related Party Transactions

During the years ended June 30, 2023 and 2022, other than disclosed elsewhere, we did not have any other related party transactions.

a.    Other receivables – related parties:

		June 30,	June 30,
Name of related party	Relationship	2023	2022
Lucas Wang	CEO	$—	$354,903	*

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

Under our memorandum and articles of association and the Cayman Islands Companies Act, we may only pay dividends (A) out of profits, (B) out of our share premium account, provided that we are able to pay our debts as they fall due in the ordinary course of business immediately after the dividend payment. The Company may by ordinary resolution or by resolution of the directors declare dividends, but no dividend shall exceed the amount recommended by the directors.

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.       THE OFFER AND LISTING

9.A. Offer and listing details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “BTOG.” The ordinary shares began trading on August 14, 2019 on the Nasdaq Capital Market. The closing price for the ordinary shares was $1.52 on October 30, 2023.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “BTOG.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10.      ADDITIONAL INFORMATION

10.A. Share capital

Private Placements – Convertible Notes

Securities Purchase Agreement dated October 21, 2022

On October 21, 2022, the Company, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the an accredited investor (the “Buyer”) pursuant to which the Company sold a senior secured convertible note (the “Note”) in the original principal amount of $2,100,000 and warrants to purchase up to 5,108,275 ordinary shares (170,276 ordinary shares after Reverse Share Split) of the company (the “Warrants”), at a purchase price of $1,974,000.

On October 21, 2022, the Company completed its sale to the Buyer of the Note and the Warrants pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note and the Warrants were $1,974,000, prior to deducting transaction fees and estimated expenses.

The Note is convertible at an initial conversion price equal to $0.33 per ordinary share ($9.90 after Reverse Share Split) (the “Conversion Price”), which is 115% of the average VWAP of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Note upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.06 per ordinary shares ($1.80 after Reverse Share Split), which is 20% of the closing bid price of the trading day immediately prior to closing. Holder of the Note have the right to convert all or a portion of the Note at any time after the six month anniversary of the date of issuance and prior to the maturity date, which is two years from the date of issuance.

The Note has an interest of the greater of (i) twelve percent (12% per annum) and (ii) the sum of (A) the Prime Rate (as defined therein) in effect as of such date of determination and (B) six (6%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) fifteen percent (15% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) nine (9%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

The Company may redeem the Notes in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon at a 6% premium (or 12% premium if the redemption occurs six months after the date of issuance of the Notes). If an event default occurs, any holder of the Notes may require the Company to redeem all or any portion of the Note at a 25% premium to the greater of (i) the aggregate principal amount of Notes to be redeemed, and (ii) the equity value of our ordinary shares underlying the Notes calculated using the greatest closing sale price of our ordinary shares on any trading day immediately preceding such event of default and the date of such redemption.

The Note includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; and (e) entering into transactions with affiliates. In addition, the Company is required to maintain minimum unrestricted cash and cash equivalents of $600,000.

The Note also includes customary events of default after which the holder of the Notes may accelerate the maturity of the Notes to become due and payable immediately; provided, however, that the Note will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) failure to file the registration statement that registers the ordinary shares underlying the Note and Warrants within 30 days from closing or failure to cause such registration statement effective within 120 days from closing, (ii) the lapse in effectiveness of such registration statement for 5 consecutive days or for more than an aggregate of 10 days in any 365-day period, with certain exceptions, (iii) the suspension or threatened suspension from trading for 5 consecutive trading days, (iv) failure to cure a conversion failure or a delivery failure within 5 trading days, (v) failure to reserve the adequate number of our ordinary shares, for 10 consecutive days, (vi) failure to pay any amount of principal, interest, late charges or other amounts when due under the Note or any other transaction document, with certain exceptions, (vii) failure to remove any restrictive legend on the ordinary shares issued upon conversion of the Note and such failure remains uncured for at least 5 days, (vii) any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of indebtedness, (ix) certain events of bankruptcy, insolvency and reorganization involving the Company, (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay, (xi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $250,000, (xii) breach of any representations and warranties or covenants of any transaction documents, (xiii) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the equity conditions are satisfied, (B) there has been no equity conditions failure, or (C) as to whether any event of default has occurred, (xiv) any material adverse effect, (xv) any material provision of any transaction document ceases to be valid and binding on or enforceable against the Company or any guarantor subsidiary or the Company, and (xvi) any material damage to the collateral, which causes the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiary for more than 15 consecutive days.

The Warrants have a seven-year term and a $1.20 per share exercise price ($36 after Reverse Share Split), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the Warrants upon the occurrence of such event, and increases the number of ordinary shares issuable upon exercise of the Warrants, such that the aggregate exercise price of all Warrants remains the same before and after any such dilutive event. The Warrants also provide for cashless exercise if the Warrants are not registered within 12 months after the closing.

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”), dated October 21, 2022, with the Buyer, which provides, subject to certain limitations, the Buyer with certain registration rights for the ordinary shares issuable upon conversion of the Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 days after the closing to register the resale of the shares underlying the Notes and the Warrants and cause such registration statement to be effective within 120 days after the closing.

The Company also entered into a security and pledge agreement (the “Security and Pledge Agreement”), dated October 21, 2022, with the Buyer and SonicHash US (the “Guarantor Subsidiary”). The Security and Pledge Agreement granted a security interest in favor of the Collateral Agent (as defined in the Security and Pledge Agreement) for the benefit of the Buyer in all personal property and assets, with certain exceptions, of the Company and the Guarantor Subsidiary and to perform the Company’s obligations under the Securities Purchase Agreement, the Note, the Registration Rights Agreement, the Security and Pledge Agreement and the other transaction documents.

The Guarantor Subsidiary also entered into a Guaranty (the “Guaranty”) dated October 21, 2022, with the Buyer, pursuant to which the Guarantor Subsidiary agrees to guaranty the Company’s obligations under the Securities Purchase Agreement, the Note, the Registration Rights Agreement, the Security and Pledge Agreement and the other transaction documents.

Private Placements – Ordinary Shares

Securities Purchase Agreement dated May 7, 2021

On May 7, 2021, we closed a private placement pursuant to certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act. Pursuant to the agreement, we sold 5,580,000 ordinary shares (186,000 ordinary shares after Reverse Share Split) at a per share purchase price of $0.80 ($24 after Reverse Share Split). We received $4,464,000 in gross proceeds from this offering. We used the proceeds for working capital and other general corporate purposes. We used the proceeds to acquire certain business or assets that the board of directors may deem appropriate for the growth of the Company. The ordinary shares issued in the private placement are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

Registered Direct Offering and concurrent Private Placement

November 2021 Offering

On November 22, 2021, the Company entered into a securities purchase agreement (the “2021 Securities Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value $0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (572,514 ordinary shares after Reverse Share Split) (the “2021 Investor Warrants”) in a concurrent private placement, for gross proceeds of approximately $16.5 million (the “November 2021 Offering”). The purchase price for each ordinary share and the corresponding 2021 Investor Warrant was US$0.96. The 2021 Investor Warrants became exercisable on January 23, 2022, which is 60 days from the date of issuance, and will expire on November 24, 2026. The 2021 Investor Warrants have an exercise price of $1.008 per share (US$30.24 after Reverse Share Split), which is 105% of the purchase price. Each 2021 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the 2021 Investor Warrants.

The 17,175,412 ordinary shares (572,514 ordianry shares after Reverse Share Split) were issued to the purchasers in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The 2021 Investor Warrants were issued to the purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

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

Additionally, the Company issued to Univest Securities, LLC warrants for the purchase of 858,771 ordinary shares (28,626 ordinary shares after Reverse Share Split) (equal to 5% of the aggregate number of ordinary shares sold to in the November 2021 Offering), with an exercise price of $0.96 per share (US$28.80 after Reverse Share Split) (equal to 100% of the offering price in the November 2021 Offering). Such warrants were first exercisable on May 24, 2022, which is six months after the closing of the November 2021 Offering and will expire on November 24, 2026.

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

January 2022 Offering

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “2022 Securities Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split), in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split) (the “2022 Investor Warrants”) in a concurrent private placement, for gross proceeds of US$16,130,716 million (the “January 2022 Offering”). The purchase price for each Share and the corresponding Warrant was US$0.89. The 2022 Investor Warrants are exercisable 60 days from the date of issuance and have an exercise price of US$1.008 per share (US$30.24 after Reverse Share Split). The 2022 Investor Warrants will expire five years from the date of issuance. Each 2022 Investor Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants.

The 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split) were issued to the purchasers in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The 2022 Investor Warrants were issued to the purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

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

Additionally, the Company issued to the Univest Securities, LLC warrants (for the purchase of 906,220 ordinary shares (30,207 ordinary shares after Reverse Share Split) (equal to 5% of the aggregate number of shares sold to the purchasers in this offering), with an exercise price of US$0.89 per share (US$26.70 after Reverse Share Split) (equal to 100% of the share offering price in the January 2022 Offering). Such warrants have a term of five years from the commencement of sales of the January 2022 Offering and are first exercisable six months after the closing of the January 2022 Offering.

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

Public Offering

June 2022 Offering

The Company entered into an underwriting agreement dated June 3, 2022 with Univest Securities, LLC, as the underwriter, pursuant to which the Company agreed to sell 9,803,922 ordinary shares (326,798 ordinary shares after Reverse Share Split) on a firm commitment basis, for gross proceeds of approximately $5 million (the “June 2022 Offering”). The purchase price for each share was US$0.51.

The shares are registered under the Securities Act, pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The Company filed the prospectus supplement for the Offering on June 7, 2022.

The Company agreed in the underwriting agreement that it would not issue any ordinary shares or ordinary share equivalents for ninety (90) days following the closing of the June 2022 Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents in a Variable Rate Transaction (as defined in the underwriting agreement).

Pursuant to the underwriting agreement, the Company has agreed to grant the underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the underwriter warrants to purchase up to a total of 490,196 ordinary shares (16,340 ordinary shares after Reverse Share Split) (equal to five percent (5%) of the ordinary shares sold in this offering) (or 563,726 ordinary shares (18,791 ordinary shares after Reverse Share Split) if the underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 per share (US$15.30 after Reverse Share Split), which is equal to the public offering price for the ordinary shares in this offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this offering, subject to certain adjustments.

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

The June 2022 Offering closed on June 7, 2022.

In addition, pursuant to the underwriting agreement, the Company granted the underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares (49,020 ordinary shares after Reverse Share Split), representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. On June 27, 2022, the underwriter fully exercised the Over-allotment Option, and on June 29, 2022, the Company closed the offering of the Option Shares, for aggregate gross proceeds of approximately $5.75 million less applicable underwriting discounts and other offering fees and expenses. In connection with such closing and pursuant to the underwriting agreement, the Company issued to the Underwriter warrants to purchase up to 73,530 ordinary shares (2,451 ordinary shares after Reverse Share Split), representing 5% of the ordinary shares issued and sold in the over-allotments, at an initial exercise price of $0.51 per share (US$15.30 after Reverse Share Split), subject to certain adjustments.

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

Asset Purchase Agreement

On August 15, 2022, the Company entered into an asset purchase agreement with a seller, pursuant to which the Company purchased 622 units of cryptocurrency mining equipment from the seller for a total purchase price of $3,110,000, payable in the form of 8,685,574 ordinary shares (289,520 ordinary shares after Reverse Share Split) of the Company, valued at $0.36 per share ($107.42 after Reverse Share Split). The seller agreed to deliver the miners to a hosting facility located in Macon, Georgia within 15 days from the date of the asset purchase agreement. On August 22, 2022, the Company issued 8,685,574 ordinary shares (289,520 ordinary shares after Reverse Share Split) to the seller in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act. The Company made the determination based upon the factors that the seller is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the seller was acquiring the shares for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the seller understood that the shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

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

Distributions

The holders of our ordinary shares are entitled to such dividends or other distributions as may be recommended by the board and authorized by shareholders subject to the Cayman Islands Companies Act and our memorandum and articles of association. The Company may by ordinary resolution or by resolution of the directors declare dividends, but no dividend shall exceed the amount recommended by the directors.

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

Ordinary resolution requires to be passed by a simple majority of the votes of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all shareholders entitled to vote at a general meeting.

Special resolution requires to be passed by a majority of at least two-thirds of the votes of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all shareholders entitled to vote at a general meeting and otherwise in accordance with our memorandum and articles of association and the Cayman Islands Companies Act.

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

The Company may by ordinary resolution or by resolution of the directors at any time, and from time to time, appoint a person as an additional director or persons as additional directors. The Company may by ordinary resolution or by resolution of the directors remove a director before the expiration of his period of office, and may by ordinary resolution or by resolution of the directors appoint another person in his stead.

Our memorandum and articles of association provides that the remuneration of the directors shall from time to time be determined by the Company in general meeting or by resolution of the directors or any committee of the directors. The directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other.

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

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the directors or by one or more shareholders present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

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

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

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

Repurchase of Ordinary Shares

We are empowered by the Cayman Islands Companies Act to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the SEC, or by any other recognized stock exchange on which our securities are listed. Under the Cayman Islands Companies Act, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our company’s capital, our company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, or (3) if the company is being wound up and: (a) the terms of the repurchase provided for it to take place after the commencement of the winding up; or (b) during the period beginning on the date when the repurchase was to have taken place and ending with the commencement of the shares were to have been repurchased. In addition, under the Cayman Islands Companies Act, our company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Subject to the provisions of the Cayman Islands Companies Act and our memorandum and articles of association, the Company may purchase its own Shares, including any redeemable shares, provided that the manner of purchase has first been authorized by ordinary resolution or by resolution of the directors and may make payment therefor or for any redemption of shares in any manner authorized by the Cayman Islands Companies Act, including out of capital.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

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

Although we do not believe that we were a PFIC for the taxable year ended June 30, 2023, 2022 and 2021 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

14.E. Use of Proceeds

Private Placements – Convertible Notes

Securities Purchase Agreement dated October 21, 2022

On October 21, 2022, the Company, entered into certain securities purchase agreement with an accredited investor pursuant to which the Company sold a senior secured convertible note in the original principal amount of $2,100,000 and warrants to purchase up to 5,108,275 ordinary shares (170,276 ordinary shares after Reverse Share Split) of the company, at a purchase price of $1,974,000. We used the proceeds for working capital and general corporate purposes.

Private Placement – Ordinary Shares

Securities Purchase Agreement dated May 7, 2021

On May 7, 2021, we closed a private placement pursuant to certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act, pursuant to which we sold 5,580,000 ordinary shares (186,000 ordinary shares after Reverse Share Split) at a per share purchase price of $0.80 ($24 after Reverse Share Split). We received $4,464,000 in gross proceeds from this offering. We used the proceeds for general working capital purposes.

Registered Direct Offering and concurrent Private Placement

November 2021 Offering

On November 24, 2021, we closed a registered direct offering where 17,175,412 ordinary shares (572,514 ordinary shares after Reverse Share Split) and a concurrent private placement where we sold warrants to purchase up to 17,175,412 ordinary shares (572,514 ordinary shares after Reverse Share Split). We received gross proceeds of approximately $16.5 million. We used the proceeds to purchase mining equipment and for working capital and general business purposes.

January 2022 Offering

On February 2, 2022, we closed a registered direct offering where 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split) and a concurrent private placement where we sold warrants to purchase up to 18,124,400 ordinary shares (604,147 ordinary shares after Reverse Share Split). We received gross proceeds of approximately $16.1 million. We used the proceeds to purchase mining equipment and for working capital and general business purposes.

Public Offering

June 2022 Offering

On June 7, 2022, we closed a firm commitment offering where we sold 9,803,922 ordinary shares (326,798 ordinary shares after Reverse Share Split). We received gross proceeds of approximately $5 million. We used the proceeds for working capital and general business purposes.

ITEM 15.      CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2023, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our CEO and CFO concluded that, as of June 30, 2023, our disclosure controls and procedures were not effective.

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

There were no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Toussaint qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B.     CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://bitorigin.io/.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective April 14, 2021, WWC, P.C. (“WWC”) was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements. Audit services provided by WWC, P.C. for fiscal year ended June 30, 2023 and 2022 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended June 30, 2023 and 2022 was $200,000 and $150,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC for the fiscal years ended June 30, 2023 or 2022.

Tax Fees

There was no tax service fees incurred from WWC for the fiscal years ended June 30, 2023 or 2022.

All Other Fees

There were no other services fees incurred from WWC in fiscal year ended June 30, 2023 or 2022.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2023.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 15, 2021, the Company dismissed its independent registered public accounting firm, Prager Metis.

The reports of Prager Metis on the financial statements of the Company for the fiscal years ended June 30, 2020 and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

We elected to follow home country practice exemption and be exempt from the requirements to obtain shareholder approval for (1) the issuance of securities when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended under Rule 5635(c) of the Nasdaq Rules, and (2) the issuance of 20% or more of its outstanding ordinary shares under Rule 5635(d) of the Nasdaq Rules. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending June 30, 2024.

ITEM 16K.     CYBERSECURITY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending June 30, 2024.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18.

ITEM 18.     FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.     EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association (Incorporated by reference to exhibit 1.1 from the Form 6-K filed with the SEC on May 26, 2023)
2.1	Form of Warrant pursuant to a Securities Purchase Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on November 24, 2021)
2.2	Form of Warrant pursuant to a Placement Agency Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.5 from the Form 6-K filed with the SEC on November 24, 2021)
2.3	Form of Warrant pursuant to a Securities Purchase Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.4 from the Form 6-K filed with the SEC on February 3, 2022)
2.4	Form of Warrant pursuant to a Placement Agency Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.7 from the Form 6-K filed with the SEC on February 3, 2022)
2.5	Form of Warrant pursuant to an Underwriting Agreement dated June 3, 2022 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on June 7, 2022)
2.6

Form of Warrant to Purchase Ordinary Shares pursuant to pursuant to a Securities Purchase Agreement dated October 21, 2022 (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on October 25, 2022)

2.7	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.2 from the Form 6-K filed with the SEC on October 25, 2022)
4.1	Director Offer Letter with K. Bryce Toussaint (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 6, 2020)
4.2	Director Offer Letter with Scott Silverman (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on August 6, 2020)
4.3	Form of Private Placement Subscription Agreement, dated May 7, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 10, 2021)
4.4	Debt Settlement and Mutual Release Agreement with Xiaohui Wu dated May 4, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 19, 2021)
4.5	Form of Securities Purchase Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on November 24, 2021)
4.6	Form of Lock-Up Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on November 24, 2021)
4.7

Placement Agency Agreement, dated November 22, 2021, by and between the Company and Univest Securities, LLC (Incorporated by reference to exhibit 99.4 from the Form 6-K filed with the SEC on November 24, 2021)

4.8	Employment Agreement between the Company and Jiaming Li, dated December 6, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 6, 2021)

4.9	Employment Agreement between the Company and Jinghai Jiang, dated December 13, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 14, 2021)
4.10	Sales and Purchase Agreement between SonicHash Inc. and Mineone Inc., dated December 15, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 17, 2021)
4.11	Sales and Purchase Agreement between SonicHash LLC. and HashCow LLC, dated January 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on January 6, 2022)
4.12	Main Service Agreement between SonicHash LLC. and YCD Petawatt Holdings LLC, dated December 23, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on January 6, 2022)
4.13	Form of Securities Purchase Agreement, dated January 28, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on February 3, 2022)
4.14	Form of Amendment No.1 to the Securities Purchase Agreement, dated January 30, 2022 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on February 3, 2022)
4.15	Form of Lock-Up Agreement, dated January 28, 2022 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on February 3, 2022)
4.16

Placement Agency Agreement, dated January 28, 2022, by and between the Company and Univest Securities, LLC (Incorporated by reference to exhibit 99.5 from the Form 6-K filed with the SEC on February 3, 2022)

4.17

Amendment No.1 to Placement Agency Agreement, dated January 30, 2022, by and between the Company and Univest Securities, LLC (Incorporated by reference to exhibit 99.6 from the Form 6-K filed with the SEC on February 3, 2022)

4.18

Consulting agreement between the Company and Great Union Investment Limited, dated January 27, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on February 14, 2022)

4.19	Sales and Purchase Agreement between SonicHash LLC and HashCow LLC, dated February 14, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on February 14, 2022)
4.20

Sales and Purchase Agreement between SonicHash LLC and AGM Technology Limited, dated February 14, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on February 14, 2022)

4.21	Director offer letter to Mr. Xiaping Cao, dated March 22, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 22, 2022)
4.22	Debt Assignment and Assumption Agreement between CVS Limited and WVM Inc., dated March 30, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 31, 2022)
4.23

Debt Assignment and Assumption Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and WVM Inc., dated March 30, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on March 31, 2022)

4.24

Debt Settlement and Mutual Release Agreement between WVM Inc. and China Xiangtai Food Co., Ltd., dated March 30, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on March 31, 2022)

4.25	Amendment Agreement, dated April 20, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on April 20, 2022)
4.26	Securities Purchase Agreement, dated March 31, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 5, 2022)
4.27	English translation of the Hosting Agreement, dated May 1, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 6, 2022)
4.28	Underwriting agreement by and between the Company and Univest Securities, LLC, dated June 3, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on June 7, 2022)

4.29	Form of Lock-Up Agreement, dated June 3, 2022 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on June 7, 2022)
4.30	Hosting Agreement, dated June 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 10, 2022)
4.31	Service Agreement, dated June 10, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 21, 2022)
4.32	Employment agreement between the Company and Lucas Wang, dated May 31, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 10, 2022)
4.33	Amendment to the employment agreement between the Company and Jiaming Li, dated May 31, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on June 10, 2022)
4.34	Employment agreement between the Company and Xia Wang, dated June 10, 2022 (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on June 10, 2022)
4.35	Subscription agreement, dated June 10, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 21, 2022)
4.36	Hosting Agreement, dated July 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on July 11, 2022)
4.37	Service Agreement, dated July 7, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on July 11, 2022)
4.38	Asset Purchase Agreement, dated August 15, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 23, 2022)
4.39	Employment Agreement between the Company and Lianfei Du, dated September 1, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6 K filed with the SEC on September 6, 2022)
4.40	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on October 25, 2022)
4.41	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on October 25, 2022)
4.42	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on October 25, 2022)
4.43	Form of Guaranty (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on October 25, 2022)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of WWC, P.C.
101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT ORIGIN LTD

By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board

Date: October 31, 2023

BIT ORIGIN LTD

To:	The Board of Directors and Shareholders of
Bit Origin Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Origin Ltd and its subsidiaries (the “Company”) as of June 30, 2022 and 2023, and the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of June 30, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since May 8, 2021.

San Mateo, California

October 31, 2023

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,274	$17,805
Cryptocurrencies	2,084,330	141,888
Other receivables	118,212	3,715,962
Other receivables - related party	—	354,903
Prepayments	343,597	18,196,425
Security deposits	660,552	1,151,851
Goods and services tax receivable	349,960	349,960
Total current assets	3,572,925	23,928,794

NON-CURRENT ASSETS
Plant and equipment, net	7,373,205	8,026,130
Long-term investment	2,389,698	3,000,000
Total non-current assets	9,762,903	11,026,130

Total assets	$13,335,828	$34,954,924

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Loans from third party	$819,000	$—
Convertible debenture, net	770,467	—
Accounts payable	667,912	—
Other payables and accrued liabilities	331,046	299,968
Total current liabilities	2,588,425	299,968

NON-CURRENT LIABILITIES
Convertible debenture, net	486,332	—
Total non-current liabilities	486,332	—

Total liabilities	3,074,757	299,968

COMMITMENTS AND CONTINGENCIES (Note 15)	—	—

SHAREHOLDERS' EQUITY
Ordinary shares, $0.3 par value, 10,000,000 shares authorized, 3,381,092 and 3,061,910 shares issued and outstanding as of June 30, 2023 and 2022, respectively*	1,014,328	918,573
Additional paid-in capital	73,446,519	69,719,807
Accumulated deficit	(64,199,776)	(35,983,424)
Total Bit Origin Ltd shareholders' equity	10,261,071	34,654,956

Total equity	10,261,071	34,654,956

Total liabilities and shareholders' equity	$13,335,828	$34,954,924

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years ended June 30,
	2023	2022	2021
REVENUES
Cryptocurrencies mining revenue	$6,261,091	$192,351	$—
Total revenues	6,261,091	192,351	—

COST OF REVENUES
Cost of cryptocurrencies mining revenue	10,826,620	403,384	—
Total cost of revenues	10,826,620	403,384	—

GROSS LOSS	(4,565,529)	(211,033)	—

OPERATING EXPENSES:
General and administrative	2,914,612	4,225,149	1,585,052
Provision for doubtful accounts	3,273,860	—	—
Impairment loss of cryptocurrencies	181,263	50,463	—
Impairment loss of mining equipment	16,691,803	—	—
Impairment loss of long-term investment	610,302	—	—
Share compensation expense	67,271	1,622,086	1,889,173
Total operating expenses	23,739,111	5,897,698	3,474,225

LOSS FROM OPERATIONS	(28,304,640)	(6,108,731)	(3,474,225)

OTHER INCOME (EXPENSE)
Realized gain on sale/exchange of cryptocurrencies	676,015	—	—
Interest expense	(227,376)	(54,137)	(156,048)
Other finance expenses	(360,351)	(3,429)	(134,960)
Other expenses, net	—	(128)	—
Gain on debt settlements	—	823,749	125,215
Total other income (expenses), net	88,288	766,055	(165,793)

LOSS BEFORE INCOME TAXES	(28,216,352)	(5,342,676)	(3,640,018)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS FROM CONTINUING OPERATIONS	(28,216,352)	(5,342,676)	(3,640,018)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	—	(30,933,269)	(43,442,949)
Net gain on sale of discontinued operations, net of applicable income taxes	—	34,110,454	-
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	—	3,177,185	(43,442,949)

NET LOSS	(28,216,352)	(2,165,491)	(47,082,967)

Less: Net loss attributable to non-controlling interest from discontinued operations	—	(5,404,881)	(1,473,448)

NET (LOSS) INCOME ATTRIBUTABLE TO BIT ORIGIN LTD	$(28,216,352)	$3,239,390	(45,609,519)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	—	363,880	2,031,732

TOTAL COMPREHENSIVE LOSS	(28,216,352)	(1,801,611)	(45,051,235)

Less: Comprehensive loss attributable to non-controlling interests from discontinued operations	—	(5,485,241)	(1,418,708)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO BIT ORIGIN LTD	$(28,216,352)	$3,683,630	(43,632,527)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic	3,318,968	2,016,459	1,106,479
Diluted	3,314,942	2,016,459	1,106,479

(LOSS) EARNINGS PER SHARE - BASIC*
Continuing operations	$(8.50)	$(2.65)	(3.29)
Discontinued operations	$—	$1.58	(39.26)

(LOSS) EARNINGS PER SHARE - DILUTED*
Continuing operations	$(8.51)	$(2.65)	(3.29)
Discontinued operations	$—	$1.58	(39.26)

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated
			Additional	Deferred	Accumulated deficit		other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	compensation	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, June 30, 2020	799,035	$239,711	$15,765,411	$(47,708)	$1,670,367	$7,034,899	$(856,218)	$3,020,374	$26,826,836
Issuance of ordinary shares for compensation	6,667	2,000	266,000	(268,000)	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	315,708	—	—	—	—	315,708
Options issued to directors	—	—	30,490	—	—	—	—	—	30,490
Sales of ordinary shares	287,459	86,238	8,905,927	—	—	—	—	—	8,992,165
Conversion convertible debenture into ordinary shares	170,727	51,218	5,015,070	—	—	—	—	—	5,066,288
Issuance of ordinary shares for debt settlements	30,900	9,270	732,515	—	—	—	—	—	741,785
Issuance of ordinary shares for services	62,433	18,730	1,460,385	(21,140)	—	—	—	—	1,457,975
Net loss	—	—	—	—	—	(45,609,519)	—	(1,473,448)	(47,082,967)
Foreign currency translation	—	—	—	—	—	—	1,976,992	54,740	2,031,732
BALANCE, June 30, 2021	1,357,221	407,167	32,175,798	(21,140)	1,670,367	(38,574,620)	1,120,774	1,601,666	(1,619,988)
Issuance of ordinary shares for JMC purchase	20,000	6,000	(6,000)	—	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	21,140	—	—	—	—	21,140
Sales of ordinary shares	1,552,477	465,743	34,578,781	—	—	—	—	—	35,044,524
Issuance of ordinary shares for compensation	52,668	15,800	1,335,146	—	—	—	—	—	1,350,946
Issuance of ordinary shares for services	8,334	2,500	247,500	—	—	—	—	—	250,000
Conversion of convertible debenture into ordinary shares	71,210	21,363	1,388,582	—	—	—	—	—	1,409,945
Net income (loss)	—	—	—	—	—	3,239,390	—	(5,404,881)	(2,165,491)
Foreign currency translation	—	—	—	—	—	—	444,240	(80,360)	363,880
Deconsolidation of discontinued operations	—	—	—	—	(1,670,367)	(648,194)	(1,565,014)	3,883,575	—
BALANCE, June 30, 2022	3,061,910	918,573	69,719,807	—	—	(35,983,424)	—	—	34,654,956
Issuance of ordinary shares for equipment purchase	289,520	86,856	3,023,144	—	—	—	—	—	3,110,000
Issuance of ordinary shares for compensation	13,169	3,951	63,320	—	—	—	—	—	67,271
Warrants issued with convertible debenture	—	—	645,196	—	—	—	—	—	645,196
Additional ordinary shares of round-up adjustment for reverse share split	16,493	4,948	(4,948)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(28,216,352)	—	—	(28,216,352)
BALANCE, June 30, 2023	3,381,092	$1,014,328	$73,446,519	$—	$—	$(64,199,776)	$—	$—	$10,261,071

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

(FORMERLY KNOWN AS CHINA XIANGTAI FOOD CO., LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended June 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,216,352)	$(2,165,491)	$(47,082,967)
Net income (loss) from discontinued operations	—	3,177,185	(43,442,949)
Net loss from continuing operations	(28,216,352)	(5,342,676)	(3,640,018)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,361,955	276,763	—
Provision for doubtful accounts	3,273,860	—	—
Cryptocurrencies - mining, net of mining pool operating fees	(5,832,252)	(192,351)	—
Realized gain on sale/exchange of cryptocurrencies	(676,015)	—	—
Impairment loss of cryptocurrencies	181,263	50,463	—
Impairment loss of mining equipment	16,691,803	—	—
Impairment loss of long-term investment	610,302	—	—
Share compensation expense	67,271	1,622,086	1,889,173
Amortization of convertible debenture issuance cost and discount	357,995	—	131,688
Interest expense of convertible debenture	190,996	54,137	156,048
Interest expense of third party loans	36,380	—	—
Gain on debt settlement	—	(823,749)	(125,215)
Changes in operating assets and liabilities
Other receivables	1,014,989	(686,750)	28,940
Prepayments	(322,972)	(18,066,337)	(111,682)
Security deposits	(199,800)	(1,151,851)	—
Accounts payable	667,912	—	—
Other payables and accrued liabilities	31,078	294,809	276,210
Taxes payable	—	(349,960)	—
Net cash used in operating activities from continuing operations	(6,761,587)	(24,315,416)	(1,394,856)
Net cash provided by (used in) operating activities from discontinued operations	—	10,080,079	(8,992,926)
Net cash used in operating activities	(6,761,587)	(14,235,337)	(10,387,782)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of cryptocurrencies	4,384,562	—	—
Purchases of plant and equipment	(115,033)	(8,302,893)	—
Long-term investment	—	(3,000,000)	—
Net cash provided by (used in) investing activities from continuing operations	4,269,529	(11,302,893)	—
Net cash used in investing activities from discontinued operations	—	(3,177)	—
Net cash provided by (used in) investing activities	4,269,529	(11,306,070)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	354,903	—	—
Proceeds from other payables - related parties, net	—	645,096	297,393
Proceeds from issuance of ordinary shares through public offerings	—	35,044,524	—
Proceeds from issuance of ordinary shares through private offerings	—	—	8,992,165
Proceeds from third party loans	819,000	—	—
Payments of convertible debenture interest expense	(190,996)	(54,137)	(156,048)
Payments of third party loans interest expense	(36,380)	—	—
Proceeds from convertible debentures, net of issuance costs	1,844,000	—	1,300,000
Repayments of convertible debenture	(300,000)	—	—
Net cash provided by financing activities from continuing operations	2,490,527	35,635,483	10,433,510
Net cash used in financing activities from discontinued operations	—	(9,698,610)	(1,935,391)
Net cash provided by financing activities	2,490,527	25,936,873	8,498,119

EFFECT OF EXCHANGE RATE ON CASH	—	(7,487)	459,834

CHANGES IN CASH AND CASH EQUIVALENTS	(1,531)	387,979	(1,429,829)

CASH AND CASH EQUIVALENTS, beginning of year	17,805	105,931	1,535,760

CASH AND CASH EQUIVALENTS, end of year	16,274	493,910	105,931

LESS: CASH FROM DISCONTINUED OPERATIONS	—	476,105	103,988

CASH FROM CONTINUING OPERATIONS	$16,274	$17,805	$1,943

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$—
Cash paid for interest	$89,589	$—	$644,319

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$—	$11,568
Other receivable - related party from disposal of subsidiary	$—	$1,000,000	$—
Conversion of convertible debenture into ordinary shares	$—	$1,300,000	$5,066,288
Conversion of debts into ordinary shares	$—	$—	$741,785

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

Business Overview

The Company has been focusing on its cryptocurrency mining operations through its newly incorporated subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash LLC since December 2021. On December 14, 2021, the Company formed SonicHash Canada, a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Singapore, a company incorporated under the laws of Singapore. On December 17, 2021, the Company formed SonicHash US under the laws of the State of Delaware. The Company holds 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management. As of June 30, 2023, the Company had purchased 4,250 units of cryptocurrency mining equipment, and all the units were in stock in a mining facility in Marion Indiana, U.S. By the end of September 2023, all the cryptocurrency mining equipment have been moved to the mining facility in Wyoming, U.S.

The Company, through its VIEs contractual with Xiangtai WFOE, Chongqing Penglin Food Co., Ltd. (“CQ Penglin”) and Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), and through its wholly-owned subsidiaries, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”) and Chongqing Pengmei Supermarket Co. Ltd. (“CQ Pengmei”), engaged in slaughtering, processing, packing and selling various processed meat products business and raw feed materials wholesales business. The Company disposed those businesses on April 27, 2022 (See Note 3). As a result, the historic results of operations for the Company’s grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

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

Consolidation Scope

The accompanying consolidated financial statements reflect the activities of Bit Origin and each of the following entities:

Name	Background	Ownership
SonicHash Canada	· A Canada company	100% owned by Bit Origin
SonicHash Singapore	· A Singapore company	100% owned by Bit Origin
SonicHash US	· A US company	100% owned by Bit Origin
Xiangtai BVI	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI *Disposed in April 2022
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK *Disposed in April 2022
CQ Penglin	· A PRC limited liability company · Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE *Disposed in April 2022
GA Yongpeng	· A PRC limited liability company · Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE *Disposed in April 2022
CQ Pengmei	· A PRC limited liability company · Grocery stores selling daily necessities	100% owned by Xiangtai WFOE *Disposed in April 2022
JMC	· A PRC limited liability company · Feed raw materials and formula solutions wholesales.	51 % VIE of Xiangtai WFOE *Disposed in April 2022
Silanchi	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Haochuangge	· A Hong Kong company	100% owned by Silanchi *Disposed in April 2022
Gangyixing WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Haochuangge *Disposed in April 2022
Fu Tong Ge	· A PRC limited liability company	VIE of Gangyixing WFOE *Disposed in April 2022

Note 2 – Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes the cash on-hand and its operating expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, the Company has financed its operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of June 30, 2023, the Company had working capital of approximately $1.0 million. The Company engages in Bitcoin mining business, the Bitcoins it mined can be used to pledge and finance. In addition, equity financing has been utilized to finance the Company’s working capital requirements and capital expenditures.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements for the next twelve months from the date of this report.

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

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

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

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs into our judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Significant estimates are used when accounting for items and matters including standalone selling price of each distinct performance obligation in revenue recognition, determinations of the useful lives and impairment of long-lived assets, allowances for doubtful accounts, realization of deferred tax assets and uncertain tax position, fair value of the Company’s share price to determine the beneficial conversion feature (“BCF”) within the convertible debentures, fair value of the share-based compensation, and fair value of the warrants issued.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. Disposed Xiangtai BVI conducted its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities of disposed entities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The Company’s results of discontinued operations and cash flows are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The average translation rate applied to the consolidated statements of discontinued operations and comprehensive income (loss) and cash flows for the ten months ended April 30, 2022 was 6.41 RMB to $1.00. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Cryptocurrencies

Cryptocurrencies (Bitcoins) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended June 30, 2023 and 2022, $181,263 and $50,463 impairment loss was recognized, respectively.

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

Other receivables

Other receivables include receivable due to exercised underwriting offering over-allotment option, advances to a third party, and receivable due from buyer of disposed entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2023 and 2022, $2,582,761 and nil allowance for doubtful accounts was recognized, respectively.

Prepayments

Prepayments are cash deposited for future mining equipment purchases or cash advanced to service providers for future services. This amount is refundable and bears no interest.

Security deposits

Security deposits are cash deposited to mining services providers with a term of one year. This amount is refundable and bears no interest. Management regularly reviews the deposit accounts and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2023 and 2022, $691,099 and nil allowance for doubtful accounts was recognized, respectively.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Cryptocurrency mining equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances revise estimates of useful lives.

Long-term investment

The Company’s long-term investment consists of an equity investment without readily determinable fair value. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in net income (loss) equal to the difference between the carrying value and fair value. During the years ended June 30, 2023, 2022 and 2021, the Company recorded $610,302, nil and nil impairment loss for this long-term investment, respectively.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2023 and 2022, $16,691,803 and nil impairment of long-lived assets was recognized, respectively.

Accounts payable

Accounts payable are unpaid hosting fees. This amount is generally due within 30 days.

Financial instruments

The Company analyzes all financial instruments with features of both liabilities and equity under FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”.  The embedded conversion features of convertible debentures not separately accounted for as a derivative and contained considered to be derivative instruments provide for a rate of conversion that is below market value. Such feature is normally characterized as a BCF required to separate the instruments into debt and equity. A BCF is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is “in the money” if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible. The relative fair values of the BCF were recorded as discounts from the face amount of the respective debt instrument. The Company amortized the discount using the straight-line method which approximates the effective interest method through maturity of such instruments.

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

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Long-term convertible debenture on the balance sheets is at carrying value, which approximates fair value as the third party was lending the money to us at the market rate.

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

Convertible debentures

The Company evaluates its convertible debentures to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a BCF. A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Upon conversion, the carrying amount of the convertible debentures, net of the unamortized discount shall be reduced by, if any, the cash (or other assets) transferred and then shall be recognized in the capital accounts to reflect the shares issued and no gain or loss is recognized pursuant to ASC Topic 470-20-40-4.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all of the criteria for equity classification, so the Company classified each warrant as its own equity.

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

Fair value of the cryptocurrency award received is determined using the intraday low quoted price of the related cryptocurrency at the time of receipt. All of the Company’s cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinmarketcap.com.

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

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partner to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

Share-based compensation

The Company records share compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s shares. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records share compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns of the discontinued operations filed in 2020 to 2022 are subject to examination by any applicable tax authorities.

(Loss) earnings per share (“EPS”)

Basic (loss) earnings per share are computed by dividing (loss) income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted (loss) earnings per share take into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Ordinary shares equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted (loss) earnings per share. Dilution is computed by applying the treasury share method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 95,000 vested share options issued on August 1, 2019 with conversion effect of 71,250 ordinary shares, a total of warrants to purchase up to 17,175,412 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, a total of warrants to purchase up to 858,711 ordinary shares in a concurrent private placement with an exercise price of US$0.96 per share, a total of warrants to purchase up to 18,124,400 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, a total of warrants to purchase up to 906,220 ordinary shares in a concurrent private placement with an exercise price of US$0.89 per share, a total of warrants to purchase up to 563,726 ordinary shares in a concurrent private placement with an exercise price of US$0.51 per share, and a total of warrants to purchase up to 5,925,599 ordinary shares in a concurrent private placement with an exercise price of US$1.2 per share are excluded in the diluted EPS calculation for the year ended June 30, 2023 due to their anti-diluted effect.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested share options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of warrants to purchase up to 17,175,412 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, a total of warrants to purchase up to 18,124,400 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share, and a total of warrants to purchase up to 563,726 ordinary shares in a concurrent private placement with an exercise price of US$0.51 per share are excluded in the diluted EPS calculation for the year ended June 30, 2022 due to their anti-diluted effect.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested share options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $0.8 and conversion effect of 1,125,182 ordinary shares, a total of $0.7 million principal value of convertible debts issued on June 19, 2020 with floor conversion price of $0.8 and conversion effect of 912,532 ordinary shares, a total of $0.7 million principal value of convertible debts with floor conversion price of $2.5 issued on July 17, 2020 and estimated conversion effect of 280,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on August 14, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on November 13, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the year ended June 30, 2021 due to their anti-diluted effect.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole, the Company has one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company primarily generates cryptocurrency mining revenue through mining pool operators, no geographical segments are presented.

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

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred shares. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year of operations and cash flow presentations. These reclassifications have no effect on the accompanying statements of operations.

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

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2022 and 2021.

	For the Year Ended	For the Year Ended
	June 30,	June 30,
	2022	2021
REVENUES:
Supermarket and grocery store	$—	$1,777,222
Farmers' market	4,201,877	47,319,273
Feed raw materials	23,651,802	80,504,501
Total revenues	27,853,679	129,600,996

COST OF REVENUES:
Supermarket and grocery store	—	1,885,056
Farmers' market	4,189,686	46,519,672
Feed raw materials	22,499,787	77,501,417
Total cost of revenues	26,689,473	125,906,145

Gross profit	1,164,206	3,694,851

OPERATING EXPENSES:
Selling	58,625	910,947
General and administrative	611,490	1,215,241
Provision for doubtful accounts	27,380,572	38,110,049
Impairment of goodwill	—	5,533,507
Impairment of long-lived assets	—	1,026,023
Total operating expenses	28,050,687	46,795,767

Loss from operations	(26,886,481)	(43,100,916)

OTHER INCOME (EXPENSES)
Interest income	494	1,476
Interest expense	(1,483,947)	(1,654,086)
Other finance expense	(2,677)	(25,333)
Other expense (income), net	(9,545)	333,564
Total other expenses, net	(1,495,675)	(1,344,379)

Loss before income taxes	(28,382,156)	(44,445,295)

Income tax expense (benefit)	2,551,113	(1,002,346)

Net loss from discontinued operations	$(30,933,269)	$(43,442,949)

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

Note 4 – Cryptocurrencies

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the years ended June 30, 2023 and 2022:

	Quantities (in coins)		Cryptocurrencies
	BTC		Amounts
Balance on July 1, 2021	—		$—
Revenue recognized from cryptocurrencies mined	7.17		192,351
Hosting fees settled in cryptocurrencies	—		—
Proceeds from sale of cryptocurrencies	—		—
Realized gain on sale/exchange of cryptocurrencies	—		—
Impairment loss of cryptocurrencies	—		(50,463)
Balance on June 30, 2022	7.17		$141,888
Revenue recognized from cryptocurrencies mined	272.38		6,261,091
Hosting fees settled in cryptocurrencies	(22.14)		(428,839)
Proceeds from sale of cryptocurrencies	(175.09)		(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—		676,015
Impairment loss of cryptocurrencies	—		(181,263)
Balance on June 30, 2023	82.32	*	$2,084,330

* A total of 55 BTCs out of the 82.32 BTCs on June 30, 2023 was pledged in and held by a third party’s wallet for the Company’s third-party loans (see Note 10 for details).

Note 5 – Other receivables, net

Other receivables, net consist of the following:

	June 30,	June 30,
	2023	2022
Receivable for exercised over-allotment option	$—	$686,750
Advances to a third party	118,212	—
Receivable due from buyer of disposed entities	2,582,761	3,029,212
Total other receivables	2,700,973	3,715,962
Less: allowance for doubtful accounts	(2,582,761)	—
Total other receivables, net	$118,212	$3,715,962

Note 6 – Prepayments

Prepayments consist of the following:

	June 30,	June 30,
	2023	2022
Prepaid mining equipment purchase prices*	$—	$18,175,800
Prepaid expenses	343,597	20,625
Total prepayments	343,597	18,196,425

*The balance is the payment the Company prepaid for 2,760 units cryptocurrency mining equipment, of which 1,700 units were arrived in Marion Indiana in July 2022 and the remaining 1,060 units were delivered in December 2022.

Note 7 – Plant and equipment, net

Plant and equipment, net consist of the following:

	June 30,	June 30,
	2023	2022
Cryptocurrency mining equipment	$29,703,726	$8,302,893
Less: accumulated depreciation	(5,638,718)	(276,763)
Total plant and equipment, net	24,065,008	8,026,130
Less: impairment loss	(16,691,803)	—
Plant and equipment, net	$7,373,205	$8,026,130

During the year ended June 30, 2023, the Company purchased additional cryptocurrency mining equipment of $21,400,833 by capitalizing prepayments amounted to $18,175,800, shipping costs of $115,033 and the issuance of ordinary shares amounted to $3,110,000, respectively.

Depreciation expense for those mining equipment amounted to $5,361,955 and $276,763 during the years ended June 30, 2023 and 2022, and the depreciation expense was included in the cost of revenues. The Company recognized $16,691,803 and nil impairment of long-lived assets during the years ended June 30, 2023 and 2022, respectively.

During the year ended June 30, 2023, the Company’s operating performance was adversely affected by challenging business climate, such as a decrease in the price of Bitcoin and a resulting decrease in the market price of cryptocurrency mining equipment. Furthermore, both primary and secondary market prices for cryptocurrency mining equipment used by the Company in its business operations experienced significant declines from previous levels. Based on management’s impairment assessment, there is indication that the estimated fair value of the mining equipment was less than their net carrying value as of June 30, 2023 and an impairment charge of approximately $16.7 million was recognized, decreasing the net carrying value of the Company’s cryptocurrency mining equipment to their estimated fair value.

The Company has utilized the income approach to estimate the fair value of its cryptocurrency mining equipment, based on various estimates developed by management. This approach involves estimating the present value of expected future cash flows generated by the asset, using various assumptions and inputs. The estimates used are considered unobservable Level 3 inputs, which are used to measure fair value when relevant observable inputs are not available. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of fair value involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from the Company’s estimates, and the difference may be material. Additionally, continued elevated power costs, continued increases in the Bitcoin network hash rate, and further decreases in the value of Bitcoin in the market could result in further impairment of the Company’s cryptocurrency mining equipment.

Note 8 – Long-term investment

	June 30,	June 30,
	2023	2022
Cost of long-term investment	3,000,000	3,000,000
Less: impairment loss	(610,302)	—
Long-term investment, net	$2,389,698	$3,000,000

The Company entered into a subscription agreement with MineOne Cloud Computing Investment I L.P. (the “Partnership”) on June 10, 2022, pursuant to which the Company made $3 million investment (the “Investment”) in the Partnership for a sharing percentage of 8.8235%. The Partnership is engaged in building and operating a mining facility in Wyoming, and currently in the construction phase.

Similar to Note 7, the Investment’s operating performance was adversely affected by challenging business climate, such as a decrease in the price of Bitcoin and a resulting decrease in the market price of mining facility.

The Company has utilized the market comparison approach to estimate the fair value of its Investment and cross-checked by direct comparisons with transactions of comparable mining facility within the vicinity and elsewhere, based on various estimates developed by management. The estimates used are considered unobservable Level 3 inputs, which are used to measure fair value when relevant observable inputs are not available. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of fair value involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from the Company’s estimates, and the difference may be material. Additionally, continued elevated power costs, continued increases in the Bitcoin network hash rate, and further decreases in the value of Bitcoin in the market could result in further impairment of the Company’s Investment.

Based on management’s impairment assessment, there is indication that the estimated fair value of the mining facility was less than their net carrying value as of June 30, 2023 and an impairment charge of $610,302 was recognized, decreasing the net carrying value of the Investment’s mining facility to their estimated fair value.

Note 9 – Related party transactions and balances

Related party balances

a.    Other receivables – related parties:

		June 30,	June 30,
Name of related party	Relationship	2023	2022
Lucas Wang	CEO	$—	$354,903	*

*The balance was from the $1 million disposal consideration CEO received on behalf of the Company and offset by the expenses CEO paid for the Company. The remaining balance was fully offset by the expenses paid by CEO for the Company as of June 30, 2023.

Note 10 – Credit facilities

Loans from third parties

Outstanding balances of third-party loans consisted of the following:

Name of lender	Maturities	Weighted average interest rate	Collateral/Guarantee	June 30,		June 30,
				2023		2022

Pony Partners Ltd	August 30, 2023 (Fully repaid in September 2023)	5.5%	20 BTC	$280,000		$—

Pony Partners Ltd	September 12, 2023 (Fully repaid in September 2023)	5.5%	35 BTC	539,000		—
				$819,000	*	$—

Interest expense pertaining to the above loans amounted to $36,380 was recorded for the year ended June 30, 2023.

*The above loans were fully repaid by the Company in September 2023 by selling the 55 collateralized BTCs.

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 8% for Alberta. SonicHash Canada had no taxable income as of June 30, 2023.

United States

SonicHash US is incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 8.7% for Delaware, 5.75% for Georgia and 5.25% for Indiana. SonicHash US had no taxable income as of June 30, 2023.

Singapore

SonicHash Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore had no taxable income as of June 30, 2023. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Loss before provision for income taxes consisted of:

	For the year	For the year	For the year
	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2021
Cayman	$(6,034,362)	$(4,936,199)	$(3,640,018)
United States	(22,024,619)	(379,349)	—
Canada	(1,998)	(2,270)	—
Singapore	(155,373)	(24,858)	—
	$(28,216,352)	$(5,342,676)	$(3,640,018)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2023, 2022 and 2021:

	June 30,	June 30,	June 30,
	2023	2022	2021
Federal statutory tax rate	21.0%	21.0%	21.0%
State statutory tax rate	5.75%	5.75%	—%
Change in valuation allowance	(26.75)%	(26.75)%	(21.0)%
Effective tax rate	—%	—%	—%

Significant components of deferred tax assets were as follows:

	June 30,	June 30,
	2023	2022
Deferred tax assets
Net operating loss carryforward in the U.S.	4,704,833	69,066
Net operating loss carryforward in Canada	640	341
Net operating loss carryforward in Singapore	30,639	4,226
Valuation allowance	(4,736,112)	(73,633)
Total net deferred tax assets	$—	$—

As of June 30, 2023 and 2022, SonicHash US’s net operating loss carry forward for the U.S. income taxes was approximately $22.0 million and $0.4 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $4.7 million and $69,000 related to its operations as of June 30, 2023 and 2022, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

Goods and services tax (”GST”) receivable

SonicHash Canada exported 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200 to SonicHash US ex-tax, 5% GST applied. These equipment were delivered to a mining facility in Georgia, U.S. in April 2022. The export transaction is eligible for GST rebate according to Canadian tax policy. The GST rebate is expected to be returned within 2023 from CRA.

Note 12 – Concentration of risks

Major vendors

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended June 30,
	2023	2022	2021
Amount of the Company’s purchases
Supplier A	$504,822	$126,621	—
Supplier B	$4,870,146	—	—

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In the US, the insurance coverage of each bank is $250,000. As of June 30, 2023 and 2022, cash balance of nil and $563, respectively, were deposited with financial institutions located in US, and of which none were subject to credit risk. Singapore dollar deposits of non-bank depositors are insured by the Singapore Deposit Insurance Corporation, for up to $75,000 in aggregate per depositor per Scheme member by law. Foreign currency deposits, dual currency investments, structured deposits and other investment products are not insured. As of June 30, 2023 and 2022, cash balance of $16,274 and $17,242, respectively, were deposited with financial institutions located in Singapore and were subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company used to trade BTCs on KuCoin and switched to f2pool, which is also a global crypto exchange, in October 2022. Those digital assets are kept in unique and segregated blockchain addresses accessible by the Company and verifiable on blockchain at any time. While the exchange holds the Company’s digital assets, the ownership and operation rights are always 100% attributed to the Company. The digital assets stored on f2pool are not insured. At the end of every day, f2pool automatically transferred the Company’s BTCs from f2pool to the Company’s own cold storage wallet to avoid the risks of exchange platform. As of June 30, 2023, the Company had 27.32 BTCs stored in the Company’s cold storage wallet and had 55 pledged BTCs stored in the cold storage wallet of the lender of the Company’s third-party loans. Those digital assets stored in cold storage wallets are kept in unique and segregated blockchain addresses accessible by the Company or the lender only. The digital assets stored in the lender’s wallet are insured by the party.

The Company is also exposed to risk from its security deposits and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 13 – Convertible Debentures

Convertible Debenture issued on October 21, 2022

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Selling Shareholder pursuant to which the Company sold a Convertible Debenture (the “Debenture”) in the original principal amount of $2,100,000 and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. The warrants had a fair value of $1,007,799, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$0.27
Exercise price	$1.20
Expected terms (in years)	7
Expected volatility	109%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.52%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the Debenture over the payment term using the effective interest rate method, which is estimated to be $1,872,536. The Company allocated $1,198,804 and $645,196 net proceeds to the Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as paid-in-capital.

The Debenture is convertible at an initial conversion price equal to $0.33 per ordinary share (the “Conversion Price”), which is 115% of the Volume Weighted Average Price (“VWAP”) of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Debenture upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.06 per ordinary shares, which is 20% of the closing bid price of the trading day immediately prior to closing. The holder of the Debenture has the right to convert all or a portion of the Note at any time after the six months anniversary of the date of issuance and prior to the maturity date, which is two years from the date of issuance.

The conversion feature of the Debenture is excluded from the scope of ASC 815 and accounted for as equity. However, due to the conversion price of the Debenture is higher than the market price of the Company on the issuance date, the Company determined that the Debenture does not contain any BCF in accordance with ASC 470-20-25-5.

The Debenture has an interest of the greater of (i) twelve percent (12% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) six (6%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) fifteen percent (15% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) nine (9%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

	June 30,	June 30,
	2023	2022
Principal balance	$2,100,000	$—
Less: repayments	(300,000)	—
Remaining balance	1,800,000	—
Less: Debentures discount and debts insurance cost	(543,201)	—
Total	$1,256,799	$—
Less: non-current	(486,332)	—
Total current	$770,467	$—

During the years ended June 30, 2023 and 2022, the Company made $300,000 and nil repayments to the Convertible Debenture. The Company incurred issuance cost of $256,000 in connection with the issuance of the Debentures. The Company also recognized the fair value of warrants issued with the Convertible Debenture which estimated to be $645,196 as a discount to the Debentures at the inception date. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method. For the years ended June 30, 2023 and 2022, amortization of the issuance cost and Debentures discount of $357,995 and nil, respectively.

Note 14 – Equity

Change of authorized shares

The Company increased of the share capital of the Company from $1,500,000 consisting of 150,000,000 ordinary shares, par value $0.01 per share, to $3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share on April 27, 2022.

On May 23, 2023, the Board of Directors of the Company approved a reverse share split of the Company’s outstanding ordinary shares at a ratio of one-for-thirty (1-for-30) (the “Reverse Share Split”). The par value of the ordinary shares was increased in proportion to the ratio of the Reverse Share Split to $0.30 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Reverse Share Split to 10,000,000 ordinary shares.

Direct offerings and Private placements

November 2021 Registered Direct Offering Warrants

On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value US$0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately US$16.5 million. The purchase price for each Share and the corresponding Warrant is US$0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 858,770 (28,626 after Reverse Share Split) ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

January 2022 Registered Direct Offering Warrants

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value $0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 (604,147 after Reverse Share Split) ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $16,130,716. The purchase price for each Share and the corresponding Warrant is $0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 (US$30.24 after Reverse Share Split) per share. The Warrants will expire five years from the date of issuance. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 906,220 (30,207 after Reverse Share Split) ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.89 (US$26.70 after Reverse Share Split) per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on January 31, 2022.

June 2022 Underwriting Offering

The Company entered into an underwriting agreement dated June 3, 2022 (the “Underwriting Agreement”) with Univest Securities, LLC (the “Underwriter”), pursuant to which the Company agreed to sell 9,803,922 ordinary shares (the “Shares”), par value US$0.01 per share, on a firm commitment basis, for gross proceeds of approximately $5 million (the “Offering”). The purchase price for each Share is US$0.51. The Company has granted the Underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. A full exercise of the over-allotment option would increase the total gross proceeds of the offering to approximately $5.75 million. Pursuant to the Underwriting Agreement, the Company has agreed to grant the Underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the Underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the Underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the Underwriter warrants to purchase up to a total of 490,196 ordinary shares (equal to five percent (5%) of the ordinary shares sold in this Offering) (or 563,726 (18,791 after Reverse Share Split) ordinary shares if the Underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 (US$15.30 after Reverse Share Split) per share, which is equal to the public offering price for the ordinary shares in this Offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this Offering, subject to certain adjustments. On June 29, 2022, the Underwriter exercised the 45-day option to purchase an additional 1,470,588 ordinary shares for net proceeds of $686,750, which was received by the Company in July 2022 and the amount is recorded in other receivables as of June 30, 2022.

August 2022 Issuance of Shares for Equipment

On August 15, 2022, the Company entered into an asset purchase agreement (the “Purchase Agreement”) with certain non-affiliated seller (the “Seller”), pursuant to which the Company purchased 622 units of cryptocurrency mining equipment from the Seller for a total purchase price of $3,110,000, payable in the form of 8,685,574 (289,520 after Reverse Share Split) ordinary shares of the Company, valued at $0.36 ($107.42 after Reverse Share Split) per share. The Seller delivered the miners to a hosting facility located in Macon, Georgia within 15 days from the date of the Purchase Agreement. The offering was closed on August 22, 2022.

October 2022 Sale of Convertible Debenture

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Selling Shareholder pursuant to which the Company sold a Convertible Debenture in the original principal amount of $2,100,000 (see Note 12 for details) and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. On the same day, the Company completed its sale to the Selling Shareholder of the Convertible Debenture and the Warrants pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Convertible Debenture and the Warrants were $1,974,000, prior to deducting transaction fees and estimated expenses.

Pursuant to October 2022 Investors Warrants, if at any time and from time to time on or after the issuance date there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving the ordinary shares (“Share Combination Event”) and the Event Market Price (which is defined as with respect to any Share Combination Event date, the quotient determined by dividing (x) the sum of the VWAP of the ordinary shares for each of the five (5) lowest trading days during the twenty (20) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after such Share Combination Event date, divided by (y) five (5)) is less than the original exercise price of $1.20 then in effect, then on the sixteenth (16th) trading day immediately following such Share Combination Event, the exercise price then in effect on such sixteenth (16th) trading day shall be reduced (but in no event increased) to the event market price. As the 1-for-30 Reverse Share Split on the Company’s ordinary shares became effective on May 23, 2023, the exercise price of the October 2022 Investors Warrants was adjusted to $1.3552, and the total number of shares of the October 2022 Investors Warrants was adjusted to 4,523,333.

Share options

In August 2019, the Company issued a total of 95,000 (3,167 after Reverse Share Split) options to two directors of the Company and vested in four equal installments on a quarterly basis with an exercise price of $5.00 ($150.00 after Reverse Share Split) for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee share options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility. Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the years ended June 30, 2023 and 2022 was nil and $21,140, respectively. As of June 30, 2023, all the options have expired.

The summary of share option activity is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

			Weighted	Average
			Average	Remaining	Aggregate
	Options	Exercisable	Exercise	Contractual	Intrinsic
	Outstanding	Option	Price	Life	Value
June 30, 2020	3,167	2,375	$150.00	2.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2021	3,167	2,375	$150.00	1.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2022	3,167	2,375	$150.00	0.50	—
Granted/Acquired	—	—	$—	—	—
Forfeited	(3,167)	(2,375)	$150.00	—	—
Exercised	—	—	$—	—	—
June 30, 2023	—	—	$—	—	—

Restricted Shares Issued for Compensation

The Company entered into an employment agreement with Lucas Wang for the position of Chief Executive Officer. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,896,066 (63,202 after Reverse Share Split) ordinary shares, with 632,022 (21,068 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 21,068 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $540,379 recognized in the year ended June 30, 2022. The 158,005 (5,267 after Reverse Share Split) shares were valued at $0.1703 ($5.109 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $26,909 recognized in the year ended June 30, 2023.

The Company entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 15,801 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $405,296 recognized in the year ended June 30, 2022. The 118,504 (3,951 after Reverse Share Split) shares were valued at $0.1703 ($5.108 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $20,181 recognized in the year ended June 30, 2023.

The Company entered into an employment agreement with Jingjing Han for the position of Head of Human Resources and Investors Relationship. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 15,801 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $405,296 recognized in the year ended June 30, 2022. The 118,504 (3,951 after Reverse Share Split) shares were valued at $0.1703 ($5.108 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $20,181 recognized in the year ended June 30, 2023.

The summary of restricted share grants is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

		Weighted
		Average
		Grant Date	Aggregate
		Fair Value	Intrinsic
	Shares	Per Share	Value
Unvested as of June 30, 2021	—	$—	$—
Granted	52,670	$25.65	$—
Forfeited	—	$—	$—
Vested	(52,670)	$25.65	$—
Unvested as of June 30, 2022	—	$—	$—
Granted	13,169	$5.11	$—
Forfeited	—	$—	$—
Vested	(13,169)	$5.11	$—
Unvested as of June 30, 2023	—	$—	$—

Warrants

The summary of warrant activity is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2020	156	156	$90.00	3.88
Granted/Acquired	—	—	$—	—
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2021	156	156	$90.00	2.86
Granted/Acquired	1,254,285	1,254,285	$29.90	5.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2022	1,254,441	1,254,441	$29.91	4.76
Granted/Acquired	4,523,333	4,523,333	$1.3552	7.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2023	5,777,774	5,777,774	$7.55	3.89

Note 15 – Commitments and contingencies

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

The Company entered in one operating lease agreement in New York which expired in April 2023. As of the date of annual report, the Company’s principal executive offices are located at 27F, Samsung Hub, 3 Church Street Singapore 049483. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease had an initial term of 12 months or less.

Operating lease expenses was recorded under general and administrative expenses for the years ended June 30, 2023 and 2022 amounted to $530,591 and $123,134, respectively.

Note 16 – Subsequent Events

The Company evaluated all events and transactions that occurred after June 30, 2023 up through the date the Company issued these consolidated financial statements on October 31, 2023. There are not any material subsequent events that would require disclosure in these consolidated financial statements.