Form 20-F
period 2024-06-30
BIT ORIGIN Ltd
filed 2024-12-26
CIK 1735556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27F, Samsung Hub

3 Church Street Singapore 049483

(Address of principal executive offices)

Jinghai Jiang, Chief Executive Officer

347-556-4747

jiang.jh@bitorigin.io

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,381,092 ordinary shares issued and outstanding as of June 30, 2024.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐  Yes  ☒  No

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“Bit Origin”, “our company”, the “Company”, “we”, “us”, and “our” are to Bit Origin Ltd (formerly known as China Xiangtai Food Co., Ltd.), an exempted company incorporated in the Cayman Islands with limited liability;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“RMB” are to the legal currency of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Sonic Auspice” are to Sonic Auspice DC LLC, a Delaware limited liability company and a subsidiary of Bit Origin Ltd;
●	“SonicHash Canada” are to SonicHash Inc., a company organized under the laws of Alberta, Canada, and a subsidiary of Bit Origin Ltd;
●	“SonicHash US” are to SonicHash LLC, a Delaware limited liability company and a subsidiary of Bit Origin Ltd; and
●	“U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States;

The financial results as of the for the fiscal years ended June 30, 2022 contained in this annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate:

For the Ten Months Ended
April 30, 2022
Period Ended RMB: US$ exchange rate	6.61
Period Average RMB: US$ exchange rate	6.41

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

Risks Related to Our Business and Industry

●	If we are unable to successfully implement our crypto mining business plan or other business strategies as implemented in the future, it would affect our financial and business condition and results of operations (see page 9 of this annual report);
●	Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price (see page 10 of this annual report);
●	If, pursuant to our hosting service contracts with hosting service providers, hosting service providers cannot or will not supply sufficient electric power or services for us to operate our miners or if such agreements are terminated, we may be required to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result (see page 10 of this annual report);
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate (see page 10 of this annual report);
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by banks and other financial institutions, may indirectly adversely affect our business operations, financial condition and results of operations (see page 11 of this annual report);
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies (see page 11 of this annual report);

●	The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain (see page 11 of this annual report);
●	There is a lack of liquid markets for cryptocurrencies, and blockchain/Bitcoin-based assets are susceptible to potential manipulation (see page 12 of this annual report);
●	Our Bitcoins may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective (see page 12 of this annual report);
●	The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our Bitcoin for which no person is liable, and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses (see page 13 of this annual report);
●	The Bitcoin which we mine, is subject to halving; the Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts (see page 13 of this annual report);
●	We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours (see page 14 of this annual report);
●	Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency (see page 14 of this annual report);
●	We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all (see page 14 of this annual report);
●	Even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.
●	We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business (see page 15 of this annual report);
●	Our indebtedness could adversely affect our ability to raise additional capital to fund operations.
●	New lines of business or new products and services may subject us to additional risks (see page 15 of this annual report);
●	Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted (see page 16 of this annual report);
●	We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our share price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets (see page 16 of this annual report);
●	The recent disruption in the crypto asset markets may harm our reputation (see page 17 of this annual report);
●	It may be illegal now, or in the future, to mine, acquire, own, hold, sell or use Bitcoin or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which could adversely affect us (see page 17 of this annual report);
●	Our Bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents (see page 17 of this annual report);

●	The mining rigs may experience damages (see page 18 of this annual report);
●	Our board of management have experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected (see page 18 of this annual report); and
●	We may face financing, liquidity, or other risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets we use as collateral or the value of our crypto assets used by others as collateral (see page 18 of this annual report).

Risks Related to Our Corporate Structure

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 18 of this annual report);
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (see page 19 of this annual report);
●	Certain judgments obtained against us by our shareholders may not be enforceable (see page 19 of this annual report);
●	The economic substance legislation of the Cayman Islands may adversely impact us or our operations (see page 20 of this annual report); and
●	We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares (see page 20 of this annual report).

Risks Related to United States Government Regulations

●	We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition (see page 20 of this annual report);
●	We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance (see page 21 of this annual report);
●	Changing environmental regulation and public energy policy may expose our business to new risks (see page 21 of this annual report);
●	Pending regulation related to electricity consumption by mining companies may impact our result of operation (see page 22 of this annual report);
●	The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition (see page 22 of this annual report);
●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business (see page 23 of this annual report);

●	If the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements (see page 24 of this annual report);
●	Enactment of the Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”) may have an adverse impact on our business and financial condition (see page 24 of this annual report);
●	Our interactions with a blockchain and mining pools may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributive ledger technology (see page 24 of this annual report);
●	If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations (see page 25 of this annual report);
●	The ongoing regulatory developments may impact the treatment of digital assets under the law, and may have material adverse effect on our business, financial condition and results of operations (see page 25 of this annual report);
●	Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change (see page 26 of this annual report); and
●	Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business (see page 26 of this annual report).

Risks Related to Canadian Government Regulations

●	The regulations of Alberta Utilities Commission (“AUC”) may have an adverse impact on our Canadian operations (see page 27 of this annual report).

Risks Related to Singaporean Government Regulations

●	Current and future laws and regulations approved by the Singaporean government may have an adverse impact on our operations in Singapore (see page 27 of this annual report).

Risks Related to Our Ordinary Shares

●	We incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity (see page 27 of this annual report);
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies (see page 28 of this annual report);
●	The market price of our ordinary shares has recently declined significantly, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended (see page 28 of this annual report);
●	In the event that our ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules (see page 28 of this annual report);
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects (see page 29 of this annual report);

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards (see page 29 of this annual report);
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors (see page 30 of this annual report);
●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company” (see page 30 of this annual report);
●	The requirements of being a public company may strain our resources and divert management’s attention (see page 31 of this annual report);
●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance (see page 31 of this annual report);
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our ordinary shares for return on your investment (see page 31 of this annual report);
●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of ordinary shares in the public market could materially and adversely affect the prevailing market price of the ordinary shares and our ability to raise capital in the future (see page 32 of this annual report);
●	Future financing may cause a dilution in your shareholding or place restrictions on our operations (see page 32 of this annual report);
●	We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report its financial results could be adversely affected (see page 32 of this annual report);
●	There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences (see page 33 of this annual report);
●	Securities analysts may not cover our ordinary shares and this may have a negative impact on the market price of our ordinary shares (see page 33 of this annual report); and
●	Techniques employed by short sellers may drive down the market price of our ordinary shares (see page 33 of this annual report).

Risks Related to Our Business and Industry

If we are unable to successfully implement our crypto mining business plan or other business strategies as implemented in the future, it would affect our financial and business condition and results of operations.

In December 2021, we decided to enter the Bitcoin mining business. In December 2023, we temporarily ceased the Bitcoin mining business in the United States due to the high operating costs. As of this annual report, we have 1,112 Aethir Cloud rendering miners. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price.

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$35,041 per coin as of June 30, 2021; to US$19,785 as of June 30, 2022 and US$30,477 as of June 30, 2023 and US$62,678 as of June 30, 2024, according to Coin Market Cap.

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

Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin’s price volatility. Additionally, the reward for Bitcoin mining will decline over time. The most recent halving event occurred in April 2024 and next one to occur will be four years later, which may further contribute to Bitcoin price volatility.

If hosting service providers cannot or will not supply sufficient electric power or services for us to operate our miners or if such agreements are terminated, we may be required to relocate some or all of our miners to an alternative facility, which may have a less advantageous cost structure and our business and results of operations may suffer as a result.

We plan to enter into hosting service contracts in connection with suitable miners’ facilities. If we are unable to secure sufficient power supply from hosting service providers, we may be forced to seek out alternative mining facilities and may be forced to accept less advantageous terms. Should this occur, our operations may be disrupted, which may have a material adverse effect on our operations.

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

In addition, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. We do not have any cash or other assets on deposit with the banks named above. However, such events could lead to losses or defaults by parties with whom we conduct business, which in turn, could have an indirect adverse effect on our current and/or projected business operations and results of operations and financial condition.

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

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000 and again to 12.5 on July 9, 2016 at block 420,000. The next halving for Bitcoin occurred in May 2020 at block 630,000 when the reward was reduced to 6.25. In April 2024, the Bitcoin daily reward halved again from 6.25 Bitcoin per block, or approximately 900 Bitcoin per day, to 3.125 Bitcoin per block, or approximately 450 Bitcoin per day. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. If the award of Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. Halving may result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make Bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects the network and our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other digital assets we mine, whether now or in the future, or otherwise acquire or hold for our own account. While Bitcoin prices have had a history of price fluctuations around the halving of its Bitcoin rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

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

One or more countries may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.

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

Even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.

The capital markets have been unpredictable in the recent years. In addition, it is generally difficult for early-stage companies to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs and may be dilutive to our current shareholders. If adequate funds are not available on acceptable terms, or at all, our business, including our results of operations, financial condition and our continued viability will be materially adversely affected.

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

Our indebtedness could adversely affect our ability to raise additional capital to fund operations.

We currently have two outstanding secured convertible debentures in an aggregate original principal amount of $8,740,000 (excluding interest accrued thereon) and warrants to purchase up to 5,498,493 ordinary shares of the Company.

If we cannot generate sufficient cash flow from operations to service our debt, we may need to, among other things, dispose of some or all of the collateral or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have important consequences, including:

●	our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;
●	a portion of our cash flows from operations may be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;
●	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors, if such exist; and
●	we may be vulnerable during a downturn in general economic conditions or in our business, or may be unable to carry on capital spending that is important to our growth.

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

We had no direct and material exposure to FTX or any of the above-mentioned cryptocurrency companies. We will not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the failure or insolvency of large exchanges and key institutions in the cryptocurrency asset industry like FTX may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the Bitcoin price as all our revenue has been from Bitcoin mining production. In particular, our production in November 2022 was negatively affected by the strong volatility of the Bitcoin price. As a result, we scaled down our operations to cut down costs. In December 2022, due to high energy price and the Georgia site’s weak condition in general, SonicHash US ceased the operation of the miners in the Georgia site and shipped 1,490 miners that were deployed in the Georgia site to the mining facility in Marion, Indiana and were deployed in January 2023. We ceased the operation of the miners in the Indiana site in September 2023 and moved all the miners to the Wyoming site. In December 2023, we ceased the operations of the miners in the Wyoming site in December 2023 due to the high operating costs in the United States. In addition, in December 2022, we reached an agreement with Your Choice 4 CA, Inc., the host of the mining facility in Marion, Indiana, that the hosting fee is adjusted to equal to the sum of (i) the electricity cost of the mining activities and (ii) 50% of SonicHash US’s profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity cost. The market price of the Bitcoins is the daily Bitcoin closing price available at CoinMarketCap.com as of the day immediately prior to the day that we receive the electricity bill. The new fee structure decreased our cost significantly in December 2022. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware.

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

The mining rigs may experience damages.

Our mining rigs in any future sites will be subject to a variety of risks relating to physical condition and operation of the sites, including but not limited to construction or repair defects or other structural or building damage, and any damage resulting from natural disasters and climate change, such as hurricanes, earthquakes, fires, floods and windstorms. Our mining rigs are not covered by any insurance to which we are the beneficiary. In the event of damages or loss to the mining rig, our business and results of operations may suffer, which may have a material negative impact on the price of our ordinary shares.

Our board of management has experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected.

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

During the fiscal years ended June 30, 2023 and 2024, we pledged 55 of our Bitcoins as collateral for financings and short-term loans from a third party. A significant decrease of value of Bitcoins may lead us to receive a margin call from our lender and require us to pledge more Bitcoins or provide other types of collaterals. If we fail to do so, the lender may seize the Bitcoins pledged and result a financial loss for us. In addition, it will limit our ability to obtain additional financing. We have repaid the loan as of the date of this annual report.

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

We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

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

Our crypto mining business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and cryptocurrency transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.

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

This reporting requirement took effect on January 1, 2023 and thus affects tax returns filed in 2024. The implementation of these requirements is ongoing. The Company is closely monitoring the situation and waiting for more issuance of updated guidance from government agencies. Disclosing the identity of our digital asset mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital asset market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our Company.

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

While there has been limited precedent set for the financial accounting of digital assets and related revenue recognition, on December 13, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. Under this new guidance, entities are required to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. Besides ASU 2023-08 issued, there has been little official guidance provided by the FASB, the Public Company Accounting Oversight Board (PCAOB) or the SEC, it is unclear how companies may in the future be required to account for bitcoin and other digital assets transactions and related revenue recognition. A change in regulatory or financial accounting standards or interpretation by the SEC could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined Bitcoin rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

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

The AUC has announced a pause on approvals of new renewable electricity generation projects over one megawatt until Feb. 29, 2024, and that it will review policies and procedures for the development of renewable electricity generation. With the pause expiring on February 27, 2024, the Alberta Government has formally announced the direction its new policy on renewables will take. The Minister of Affordability and Utilities, in a letter to the AUC, directed the AUC to develop policy for the approval of renewable energy developments.

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

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2024, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2024 and determined they were not effective as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future.

To remedy the identified material weakness, we took several measure to improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2024, 2023, and 2022 and do not anticipate becoming a PFIC in the foreseeable future.

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

ITEM 4.       INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

Bit Origin was incorporated in the Cayman Islands on January 23, 2018.

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business as of the date of this annual report.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a subsidiary of Bit Origin Ltd. It is engaged in Bitcoin mining in the United States. It was formed to engage in Bitcoin mining in the United States. As of December 31, 2023, SonicHash US temporarily ceased all Bitcoin mining activities.

Sonic Auspice was formed on November 30, 2023 under the laws of Delaware. Bit Origin owns 55% of the membership interest in Sonic Auspice. It does not have any material operation as of the date of this prospectus.

In addition, SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It is a subsidiary of Bit Origin Ltd and had never engaged in any active business. On April 18, 2024, the board of directors of the Company approved to wind down SonicHash Singapore. SonicHash Singapore has been officially struck off in September 4, 2024. It did not own any assets or have any employees or business operation at the time of winding down.

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

On November 20, 2024, the Company received a written notice from Nasdaq notifying the Company that, since the Company has not yet filed its Form 20-F for the year ended June 30, 2024, it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1). Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan to regain compliance and if Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Form 20-F’s due date, or until May 12, 2025, to regain compliance. The Company believes that it shall regain compliance upon filing this annual report.

Corporate Takeover Information

As of the date of this annual report, there have been no indication of any public takeover offers by third parties in respect of the company’s shares or by the company in respect of other companies’ shares which have occurred during the last and current financial year.

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

4.B. Business overview

As part of our growth strategy, we have been actively seeking opportunities to deploy emerging technologies, including crypto asset mining and blockchain technologies with diversified expansion strategy. Due to the recent development in the cryptocurrency industry (See “Impact of Recent Developments Regarding Crypto Asset Market” below), we have focused on existing layouts and mining sites in the United States, and other types of expansion and exploration have been suspended. As of the date of this annual report, we do not have any plan to engage in other crypto-related businesses or services, expand the mining operations, or mine crypto assets other than Bitcoin.

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

Miners

SonicHash US purchased 4,250 miners during the period from December 2021 to August 2022.

As of June 30, 2022, SonicHash US owns 2,568 high performance Bitcoin miners, including 1,350 units of Koi C16 and 1,218 units of Bitmain Antminer S19j pro, representing a hash power of 246PH/s. The age of the miners ranged from 0 months to 2 months. The average age was 1.1 months. The average downtime due to scheduled or unscheduled maintenances during the fiscal year ended June 30, 2022 was 5%. The energy efficiency of the C16 miners and the S19j pro miners was 3.4KWH and 3.05 KWH, respectively.

As of June 30, 2023, SonicHash US owns 3,200 high performance Bitcoin miners, including 1,906 units of Koi C16 and 1,294 units of Bitmain Antminer S19j pro, representing a hash power of 304.8PH/s. The age of the miners ranged from 10 months to 18 months. The average age was 12.1 months. The average downtime due to scheduled or unscheduled maintenances during the fiscal year ended June 30, 2023 was 5%.

As of June 30, 2024, SonicHash US disposed 4,250 Bitcoin miners, including 2,638 units of Koi C16 and 1,612 units of Bitmain Antminer S19j pro, representing a hash power of 403.9PH/s.

As of the date of this annual report, Bit Origin owns 1,112 Aethir Cloud rendering miners. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware.

SonicHash US holds the mined Bitcoin in order to enjoy the potential benefits of the appreciation of the Bitcoin price. SonicHash US currently does not store Bitcoin on any trading platform. We do not hold any virtual assets other than Bitcoin. The price of Bitcoins is volatile. It has decreased recently and may continue to decrease if the liquidity of the digital assets markets continues to be negatively impacted by the recent bankruptcy of some well-known crypto asset market participants and negative publicity surrounding digital assets. Our finance department is constantly monitoring the trend of Bitcoin price and will make proposals to our Chief Executive Officer. The Chief Executive Officer will determine whether the Bitcoin trading price is favorable and whether it is necessary for the Company to sell Bitcoins to improve the cashflow. If the Chief Executive Officer approves the trading of Bitcoins, he will instruct the financial manager to transfer the Bitcoins to the Coinbase exchange and execute the trade. We do not have an agreement with the Coinbase exchange. If the Bitcoins cannot be sold at the approved price within one day after the transfer, the Chief Executive Officer will review the recalibrated proposal prepared by the finance department and approve the new price and new number of Bitcoins to be sold if the Chief Executive Officer deems the proposal is reasonable. If we trade Bitcoins for fiat currency, we will withdraw the fiat currency immediately from the Coinbase exchange and deposit it into the Company’s bank account. If the Bitcoins price decreases when we trade the Bitcoins for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact. See “-- Impact of Recent Developments Regarding Crypto Asset Market” below.

All of our crypto assets are Bitcoins, and we currently keep our Bitcoins in both cold wallet Ledger Nano X in Singapore, and another secured crypto and Bitcoin wallet, imToken. A cold wallet refers to any cryptocurrency wallet that is not connected to the Internet. A cold wallet is generally more secure than hot wallet, which refers to any cryptocurrency wallet that is connected to the Internet. The management of the Company is responsible to supervise the Bitcoin and the auditor of the Company is responsible to verify the existence for the Bitcoin held in the cold wallet. In addition, hot storage locations allow us to easily manage various blockchains including BTC, ETH and support stablecoins. We do not have any insurance that covers our miners or Bitcoin in the event of loss or fraud. We have not used a third-party custodian to store our Bitcoins. The Chief Executive Officer also maintains control of and have access to the private key. We have policy to safeguard our crypto assets. All the transactions involving the Bitcoins, such as withdrawing, transferring, or selling the Bitcoins from our wallet must be set up by the financial manager, and authorized and executed by the Chief Executive Officer. We also verbally confirm the wallet address with the receiver and perform a trial transaction with 0.01 Bitcoin before any transaction to verify the wallet address of the receiver.

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

During the fiscal year ended June 30, 2024, the Bitcoin price range was between $30,327.94 and $73,083.50. During the fiscal year ended June 30, 2023, the Bitcoin price range was between 16,692.46 and 30,600.18. During the fiscal year ended June 30, 2022, the Bitcoin price range was between 18,971.42 and 64,402.50. Our revenue recognition is based on the daily BTC reward and daily BTC lowest price available at CoinMarketCap.com.

Mining Facilities

Macon, Georgia

The mining facility in Macon, Georgia was managed by Horizon Mining Ltd. SonicHash US entered into a hosting agreement with Horizon Mining Ltd on May 1, 2022, pursuant to which Horizon Mining Ltd will provide electricity, internet, as well as installation service, loading and unloading service, security service, inventory management service, and other maintenance services to maintain the operation of the mining equipment. The hosting agreement was for a term of one year from execution and could be extended at any time upon agreement of both parties. If either party commits a material breach of the hosting agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the hosting agreement. The service fee was $295,082 per month, which included all of the electricity and internet costs, the cost of maintenance services to maintain the operation of the mining equipment (not including insurance for loss of power or damage to the hosted mining machines). SonicHash US paid a deposit in the amount of $741,585 pursuant to the hosting agreement and such deposit shall be returned to SonicHash US within seven days after all the mining equipment is removed from the facilities. Either party can extend the agreement with prior notice to the other party. In December 2022, due to high energy price and the Georgia site’s weak condition in general, SonicHash US suspended the operation of the miners in the Georgia site and shipped the 1,490 miners that were deployed in the Georgia site to the mining facility in Marion, Indiana and were deployed in January 2023. The hosting agreement expired on April 30, 2023 and the deposit was not returned.

The aggregate average, mean and range of Bitcoins mined on a monthly basis by the miners located in Macon Georgia during the periods from May 2022 through November 2022 are as follows:

Bitcoin Production	Macon, Georgia
May 2022	2.33
June 2022	4.84
July 2022	4.54
August 2022	3.74
September 2022	9.63
October 2022	8.26
November 2022	2.33
Average	5.10
Range	2.33 to 9.63

Marion, Indiana

The mining facility in Marion, Indiana was managed by Your Choice Four CA, Inc. On June 6, 2022, SonicHash US entered into a hosting agreement with Your Choice Four CA, Inc., pursuant to which SonicHash US delivered 1,000 Bitcoin mining equipment to the Your Choice Four CA, Inc.’s facilities in the State of Indiana and Your Choice Four CA, Inc. installed the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The hosting agreement was for a term of one year and could be renewed with a four months’ advance notice to Your Choice Four CA, Inc. If either party has material breach of the hosting agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the hosting agreement. In addition, SonicHash US can terminate the hosting agreement if Your Choice Four CA, Inc. fails to furnish the services during any two-month period or for seven consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. SonicHash US has paid a deposit in the amount of $404,914 and such deposit was returned to SonicHash US after deducting certain expenses.

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

On July 6, 2022, SonicHash US entered into another hosting agreement with Your Choice Four CA, Inc., pursuant to which SonicHash US delivered 700 units of Bitcoin mining equipment to Your Choice Four CA, Inc.’s facilities in the State of Indiana and Your Choice Four CA, Inc. installed the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The hosting agreement is for a term of one year and can be renewed with a four months’ advance notice to Your Choice Four CA, Inc. If either party has material breach of the hosting agreement and fails to cure within 30 days after such breach, the non-breaching party can terminate the Hosting Agreement. In addition, SonicHash US can terminate the hosting agreement if Your Choice Four CA, Inc. fails to furnish the services during any two-month period or for 7 consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. Pursuant to the hosting agreement, the host shall maintain a minimum service level of at least 90% uptime during any 30-day period, except in the event of maintenance, miner failure, repair, and force majeure. The host shall also be responsible for, repair or reimburse any cosmetic damage or operation deficiency to the miners due to the host’s intentional acts, willful misconduct, gross negligence or omission. SonicHash US has paid a deposit in the amount of $250,286 and such deposit was returned to SonicHash US after deducting certain expenses.

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

The aggregate average, mean and range of monthly fees paid to Your Choice Four CA, Inc. and Ever Best Bit Limited for the installation of, hosting of and services for the miners located in Indiana during the periods from July 2022 through August 2023 are as follows:

	Your Choice Four CA, Inc.	Ever Best Bit Limited
	Fees Paid in US$	Fees Paid in US$
July 2022	$31,290.60	$12,516.24
August 2022	$152,058.45	$60,823.38
September 2022	$225,411.77	$9,016,471
October 2022	$210,924.82	$84,369.93
November 2022	$150,215.87	$60,086.35
December 2022	$123,542.52	$49,417.01
January 2023	$401,223.31	$133,741.10
February 2023	$366,943.89	$122,314.63
March 2023	$448,236.36	$149,412.12
April 2023	$504,977.69	$168,325.90
May 2023	$492,175.70	$164,058.57
June 2023	$500,936.08	$166,978.69
July 2023	$453,851.03	$151,283.68
August 2023	$398,464.50	$132,821.50
Average	$318,589.47	$110,450.99
Range	$31,290.60 to 504,977.69	$12,516.24 to 168,325.90

The aggregate average, mean and range of Bitcoins mined on a monthly basis by the miners located in Marion, Indiana during the periods from July 2022 through August 2023 are as follows:

Bitcoin Production	Marion, Indiana
July 2022	3.75
August 2022	18.21
September 2022	16.83
October 2022	16.04
November 2022	6.26
December 2022	12.77
January 2023	30.04
February 2023	26.36
March 2023	30.04
April 2023	26.98
May 2023	29.94
June 2023	26.66
July 2023	22.67
August 2023	23.47
Average	20.72
Range	3.75 to 30.04

As of September 30, 2023, SonicHash US ceased its operation in the Indiana facility and moved the miners to the Wyoming facility.

Cheyenne, Wyoming

On June 10, 2022, the Company entered into a subscription agreement with a limited partnership, MineOne Cloud Computing Investment I L.P. (the “Partnership”), pursuant to which the Company invested $3,000,000 in fiat currency in the Partnership as a limited partner and hold a partnership interest and a sharing percentage of 8.8235% in the Partnership. The Company is entitled to receive dividends or other returns in fiat currency.

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

Dr. Jiaming Li, the former President of our Company, who resigned on November 27, 2023, was a director at MineOne Partners Limited and resigned from MineOne Partners Limited before joining our Company. We do not believe that the limited partnership was a related party transaction. The terms of the partnership were negotiated at arm’s length.

Based on the amended and restated limited partnership agreement of the Partnership, the primary purpose of the Partnership is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company. The Company deployed 3,200 miners in a mining site constructed by the Partnership in Cheyenne, Wyoming from September 2023 to December 2023.

The aggregate average, mean and range of monthly fees paid to MineOne Wyoming Data Center LLC for the installation of, hosting of and services for the miners located in Cheyenne during the periods from September 2023 through December 2023 are as follows:

Fees Paid in US$
September 2023	$363,939.78
October 2023	$477,815.68
November 2023	$400,240.00
December 2023	$129,329.68
Average	$342,831.28
Range	$129,329.68 to 477,815.68

The aggregate average, mean and range of Bitcoins mined on a monthly basis by the miners located in Cheyenne, Wyoming during the periods from September 2023 through December 2023 are as follows:

Bitcoin Production	Cheyenne, Wyoming
September 2023	11.11
October 2023	14.33
November 2023	14.34
December 2023	4.88
Average	11.16
Range	4.88 to 14.34

As of December 31, 2023, SonicHash US ceased its operation in the Wyoming facility due to the high operating costs in the United States.

Mining Pool

SonicHash US has entered into a cryptocurrency mining pool with F2pool. The verbal agreement can be terminated at any time by either party. F2pool provides computing power to the mining pool for SonicHash US’s 3,200 operating miners in Cheyenne. SonicHash US provides computing power and in exchange for successfully adding a block to the blockchain, SonicHash US shall receive a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues) in Bitcoins. SonicHash US’s fractional share is based on the proportion of computing power SonicHash US contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The F2pool is a high-performance mining pool that supports Proof of Work (PoW) assets such as Bitcoin (BTC) and Bitcoin Cash (BCH), with more coins in the pipeline. The F2pool provides users with a low mining fee of 2.5%, along with optimized algorithms for higher mining efficiency.

Strategic partnership

On June 7, 2024, Bit Origin entered into a sales representative agreement with NGH Computer Pte. Ltd. (“NGH”), pursuant to which NGH agreed to engage Bit Origin as its non-exclusive representative to market and solicit orders for Aethir Edgar miners, hardware devices for contributing rendering services to Aethir Cloud Depin network. Aethir, a leader in decentralized GPU cloud infrastructure, has successfully closed its fundraising of close to USD150mn according to cryptorank.io. Aethir is an enterprise-grade, artificial intelligence (“AI”) and Gaming-focused GPU-as-a-service provider, which offers a convenient way for users to access high-performance computing resources for machine learning, deep learning, and other data-intensive applications. Aethir’s decentralized cloud computing infrastructure enables GPU providers to connect with enterprise clients who need the raw power of NVIDIA’s H100 chips for sophisticated AI and machine learning tasks. In addition, Aethir’s infrastructure supports cloud gaming clients and has contracts with the world’s largest gaming and telecom companies, taking advantage of its flexibility and coverage across technological and operational expertise.

By becoming a sales representative for Aethir, we aim to leverage our extensive expertise and industry connections to further expand Aethir’s market reach. This partnership aligns with our strategic objectives to innovate and lead in the technology and blockchain sectors. Furthermore, we have announced our intention to acquire certain Aethir devices for strategic self-deployment in Singapore or Malaysia, and we believe this collaboration will significantly enhance our offerings while driving substantial growth and value for both companies.

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

Seasonality

Mining machines consume a lot of energy and generate significant heat. They tend to run more efficiently during colder seasons, as fewer cooling methods are needed. Conversely, dry seasons can cause power shortages, potentially disrupting the Corporation’s operations.

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

However, the number of Bitcoin rewarded is reduced by 50% for every 210,000 blocks mined. Given that a block is added to the ledger about every 10 minutes, the “halving” takes place approximately once every 4 years until all 21 million Bitcoins have been “unearthed”. Currently, each block mined rewards 6.25 Bitcoins and the next halving is expected to occur on March 2028, at which point each block mined would only reward 1.5625 Bitcoins.

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

Legal Proceedings

In March 2023, Bit Origin Ltd. (the “Company” or “Bit Origin”) and SonicHash LLC, a subsidiary of the Company, along with other named entities, were named as defendants in a state court civil lawsuit filed in Cheyenne, Wyoming by BCB Cheyenne LLC (“BCB”) who had contractual relationship with two of the named defendants, MineOne Wyoming Data Center LLC, the other with Terra Crypto, Inc. Defendant alleges these parties breached their respective contracts. For its part, Bit Origin and Sonichash, who had no relationship with BCB, were nevertheless alleged to have intentionally interfered with BCB’s contractual relationships with these other parties. Both Bit Origin and Sonichash were also named as what is known as an “alter ego” defendant pursuant to which a party may be found liable if its later discovered it was acting, in essence, as the alter ego of the primary wrongdoer. Prior to the Company discovering it had been named in this Wyoming lawsuit, the case had been dismissed but simultaneously recommenced in the U.S. District Court in Wyoming against the same parties, with substantively the same causes of action. Bit Origin and Sonichash were made aware of and appeared in this new federal court litigation denying all material allegations alleged against each of them.

In September 2023, BCB filed an amended complaint to add parties and substitute parties in place of others but leaving Bit Origin and Sonichash LLC as named defendants accused of intentionally interfering with BCB’s contractual relations. Once again, both companies were also alleged to be alter egos of the primary wrongdoers. In its lawsuit, BCB seeks “no less than $38 million” in compensatory damages. The Company denies any liability to BCB arising out of this lawsuit and is defending this matter vigorously.

The parties mediated this dispute from August 6 to August 8, 2024 and entered into a Settlement Agreement and Mutual Release on October 14, 2024, pursuant to which Bit Origin agreed to pay $13,050 to cover certain litigation cost. On October 14, 2024, the court dismissed the lawsuit, granting full releases to all defendants and officially concluding the matter.

There are no actions, suits, proceedings, inquiries or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, other than disclosed above, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company that are outside the ordinary course of business or in which an adverse decision could have a material adverse effect.

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

On November 22, 2022, the New York State enacted a moratorium on cryptocurrency mining operations that use proof-of-work authentication methods to validate blockchain operations; provided that such operations shall be subject to a full generic environmental impact statement review.

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

Further, the trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

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

4.C. Organizational structure

Bit Origin was incorporated in the Cayman Islands on January 23, 2018.

The following diagram illustrates our corporate structure:

Direct and indirect subsidiaries

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a wholly-owned subsidiary of Bit Origin. It was formed to engage in Bitcoin mining in the United States. As of December 31, 2023, the Company temporarily ceased all Bitcoin mining activities.

Sonic Auspice was formed on November 30, 2023 under the laws of Delaware. Bit Origin owns 55% of the membership interest in Sonic Auspice. It does not have any material operation as of the date of this annual report.

In addition, SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It was a wholly-owned subsidiary of Bit Origin and had never engaged in any active business. On April 18, 2024, the board of directors of the Company approved to wind down SonicHash Singapore. SonicHash Singapore has been officially struck off in September 4, 2024. It did not own any assets or have any employees or business operation at the time of winding down.

4.D. Property, plants and equipment

As of June 30, 2024 and the date of this annual report, our principal executive offices are located at 27F, Samsung Hub, 3 Church Street Singapore 049483.

SonicHash US purchased 4,250 miners during the period from December 2021 to August 2022.

As of June 30, 2022, SonicHash US owns 2,568 high performance Bitcoin miners, including 1,350 units of Koi C16 and 1,218 units of Bitmain Antminer S19j pro, representing a hash power of 246PH/s. The age of the miners ranged from 0 months to 2 months. The average age was 1.1 months. The average downtime due to scheduled or unscheduled maintenances during the fiscal year ended June 30, 2022 was 5%. The energy efficiency of the C16 miners and the S19j pro miners was 3.4KWH and 3.05 KWH, respectively.

As of June 30, 2023, SonicHash US owns 3,200 high performance Bitcoin miners, including 1,906 units of Koi C16 and 1,294 units of Bitmain Antminer S19j pro, representing a hash power of 304.8PH/s. The age of the miners ranged from 10 months to 18 months. The average age was 12.1 months. The average downtime due to scheduled or unscheduled maintenances during the fiscal year ended June 30, 2023 was 5%.

As of June 30, 2024, SonicHash US disposed 4,250 Bitcoin miners, including 2,638 units of Koi C16 and 1,612 units of Bitmain Antminer S19j pro, representing a hash power of 403.9PH/s.

As of the date of this annual report, Bit Origin owns 1,112 Aethir Cloud rendering miners. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware.

For detailed description of the mining facilities and the agreements between the host service providers and SonicHash US, see “Item 4. Information of the Company – 4.B Business Overview – Mining Facilities.”

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2024, 2023 and 2022 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2024, 2023 and 2022 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

The Bitcoin mining business started generating revenue in May 2022. In December 2023, we temporarily ceased the Bitcoin mining operations due to the high operating costs in the United States. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware. On June 7, 2024, we signed a sales representative agreement with a third party in the business of selling Aethir Cloud rendering miners. We made an advance payment in the amount of $1.0 million to the third party in July 2024 and received 1,112 units of Aethir Cloud rendering miners in return.

We do not have miners for cryptocurrencies other than Bitcoin. We do not and will not have any cryptocurrency operations in China.

Summary of Cryptocurrency Mining Results

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the years ended June 30, 2024, 2023 and 2022:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance on July 1, 2021	—	$—
Revenue recognized from cryptocurrencies mined	7.17	192,351
Hosting fees settled in cryptocurrencies	—	—
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	—
Impairment loss of cryptocurrencies	—	(50,463)
Balance on June 30, 2022	7.17	$141,888
Revenue recognized from cryptocurrencies mined	272.38	6,261,091
Hosting fees settled in cryptocurrencies	(22.14)	(428,839)
Proceeds from sale of cryptocurrencies	(175.09)	(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—	676,015
Impairment loss of cryptocurrencies	—	(181,263)
Balance on June 30, 2023	82.32	$2,084,330
Revenue recognized from cryptocurrencies mined	95.62	2,888,482
Hosting fees settled in cryptocurrencies	(7.60)	(212,344)
Proceeds from sale of cryptocurrencies	(165.87)	(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—	94,149
Impairment loss of cryptocurrencies	—	(7,102)
Balance on June 30, 2024	4.47	$178,687

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Total cryptocurrency mining revenue for the years ended June 30, 2024, 2023 and 2022 was approximately $2.9 million, $6.3 million, and $0.2 million, respectively. We started Bitcoin mining in May 2022, and we were awarded a total of 95.62 coins during the year ended June 30, 2024 at an average Bitcoin value of $30,208, were awarded a total of 272.38 coins during the year ended June 30, 2023 at an average Bitcoin value of $22,987 and were awarded a total of 7.17 coins during the year ended June 30, 2022 at an average Bitcoin value of $26,827.

Costs and expenses

Cost of revenues for cryptocurrency mining for the years ended June 30, 2024, 2023 and 2022 was approximately $3.8 million, $10.8 million, and $0.4 million, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the years ended June 30, 2024, 2023 and 2022. We signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross loss

The gross loss for the years ended June 30, 2024, 2023 and 2022 was approximately $0.9 million, $4.6 million, and $0.2 million, respectively. The gross loss was mostly due to the depreciation charges for facilities and website hosting costs more than the total mined value of Bitcoins.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.9 million, or 30.9%, from approximately $2.9 million for the year ended June 30, 2023 to approximately $3.8 million for the year ended June 30, 2024. The increase in general and administrative expenses was primarily due to an increase in consulting and legal professional fees of approximately $1.5 million due to our equity-related transactions in the year of 2024. The increase was mainly offset by a decrease in rental expenses of approximately $0.5 million, and a decrease in travel and advertising expenses of approximately $0.1 million.

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

Provision for Credit Losses

During the year ended June 30, 2024, we made $1,131,988 provision for expected credit losses for other receivables, prepayments, loans receivables and the GST tax receivable. During the year ended June 30, 2023, we made $2,582,761 provision for expected credit losses for other receivables and $691,099 provision for expected credit losses for security deposits. We made no provision for expected credit losses during the year ended June 30, 2022.

Impairment Loss of Cryptocurrencies

Compared with the BTC market price on June 30, 2024, 2023 and 2022, we recognized $7,102, $181,263 and $50,463 of impairment loss during the years ended June 30, 2024, 2023 and 2022.

Impairment Loss of Long-lived assets

We recorded $6,472,266, $16,691,803 and nil of impairment loss during the years ended June 30, 2024, 2023 and 2022 for our cryptocurrency mining equipment.

Impairment Loss of Long-term investment

We recorded $2,389,698, $610,302 and nil of impairment loss during the years ended June 30, 2024, 2023 and 2022 for our long-term investment.

Share Compensation Expenses

We incurred approximately $73,000 share compensation expense to pay for CEO, president, and head of HR share compensation expenses during the year ended June 30, 2024.

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

Loss from Operations

The loss from operations for the year ended June 30, 2024 was approximately $14.8 million, a decrease of approximately $13.5 million, or 47.6%, from approximately $28.3 million for the year ended June 30, 2023. The decrease was primarily due to the decrease of gross loss and impairment loss as the reasons that we mentioned above.

The loss from operations for the year ended June 30, 2023 was approximately $28.3 million, an increase of approximately $22.2 million, or 363.3%, from approximately $6.1 million for the year ended June 30, 2022. The increase was primarily due to the impairment loss of $17.5 million incurred during the year of 2023.

Other Income (Expense), Net

Our other income (expense), net, consists of interest income, interest expense, other finance expense, other income (expense), net, and gain on debt settlement. Our total other expenses, net was approximately $3.4 million during the year ended June 30, 2024, an increase of approximately $3.5 million, or 4006.7%, as compared to our other income, net of approximately $88,000 during the year ended June 30, 2023. The increase was mainly due to the loss on warrants settlement of approximately $1.9 million, the increase of interest expense of approximately $0.3 million and the increase of amortization expenses of convertible debenture issuance costs and discounts of approximately $0.8 million for the year ended June 30, 2024.

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

Provision for Income Taxes

We did not have any taxable income for those continuing operations during the years ended June 30, 2024, 2023 and 2022.

Net Loss from Continuing Operations

Our net loss from continuing operations was approximately $18.3 million for the year ended June 30, 2024, decreased by approximately $9.9 million, or 35.2%, from net loss from continuing operations of approximately $28.2 million for the year ended June 30, 2023. Such change was the result of the combination of the changes as discussed above.

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

Net Loss

Our net loss was approximately $18.3 million for the year ended June 30, 2024, decreased by approximately $9.9 million, or 35.2%, from a net loss of approximately $28.2 million for the year ended June 30, 2023. Such change was the result of the combination of the changes as discussed above.

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

	For the Years ended June 30,
				Percentage
	2024	2023	Change	Change
Reconciliation of net loss to non-GAAP net loss
Net loss	$(17,531,647)	$(28,216,352)	$10,684,705	(37.9)%
Share compensation expense	73,230	67,271	5,959	8.9%
Non-GAAP net loss	$(17,458,417)	$(28,149,081)	$10,690,664	(38.0)%

Our non-GAAP net loss decreased by approximately $10.7 million, or 38.0%, to non-GAAP net loss of approximately $17.4 million for the year ended June 30, 2024, from non-GAAP net loss of approximately $28.1 million for the year ended June 30, 2023. Such change was primarily attributable to the decrease in gross loss and impairment loss as discussed above.

	For the Years ended June 30,
				Percentage
	2023	2022	Change	Change
Reconciliation of net loss to non-GAAP net loss
Net loss	$(28,216,352)	$(2,165,491)	$(26,050,861)	1203.0%
Share compensation expense	67,271	1,622,086	(1,554,815)	(95.9)%
Non-GAAP net loss	$(28,149,081)	$(543,405)	$(27,605,676)	5080.1%

Our non-GAAP net loss increased by approximately $27.6 million, or 5080.1%, to non-GAAP net loss of approximately $28.1 million for the year ended June 30, 2023, from non-GAAP net loss of approximately $0.5 million for the year ended June 30, 2022. Such change was primarily attributable to the decrease in provision for expected credit losses and the impairment loss of long-term investment.

5.B. Liquidity and Capital Resources

For the Fiscal Years ended June 30, 2024, 2023 and 2022

In December 2023, the Company temporarily ceased the Bitcoin mining operations. In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of June 30, 2024, we had working capital of approximately $4.2 million. We signed a sales representative agreement with a third party in the business of selling Aethir Cloud rendering miners on June 7, 2024. We made an advance payment in the amount of $1.0 million to the third party in July 2024 and received 1,112 Aethir Cloud rendering miners in return. We can use the Bitcoins we mined and the miners we purchased to pledge and finance. In addition, equity financing has been utilized to finance our working capital requirements and capital expenditures.

These circumstances give rise to substantial doubt that the Company will continue as a going concern and these consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following summarizes the key components of our cash flows for the years ended June 30, 2024, 2023 and 2022.

	For the Years Ended June 30,
	2024	2023	2022
Net cash used in operating activities from continuing operations	$(7,929,234)	$(6,761,587)	$(24,315,416)
Net cash provided by operating activities from discontinued operations	—	—	10,080,079
Net cash provided by (used in) investing activities from continuing operations	1,023,256	4,269,529	(11,302,893)
Net cash used in investing activities from discontinued operations	—	—	(3,177)
Net cash provided by financing activities from continuing operations	8,298,774	2,490,527	35,635,483
Net cash used in financing activities from discontinued operations	—	—	(9,698,610)
Effect of exchange rate change on cash	—	—	(7,487)
Net change in cash and cash equivalents	$1,392,796	$(1,531)	$387,979

Operating activities

Cash used in operating activities from continuing operations was approximately $7.9 million for the year ended June 30, 2024, which was mainly due to the net loss from continuing operations of approximately $18.3 million, the change of cryptocurrencies of approximately $2.7 million, the increase of other receivables of approximately $3.0 million, and the decrease of accounts payable of approximately $0.7 million for miner setup fees. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of impairment losses of approximately $8.9 million, loss on warrants settlement of approximately $1.9 million, and the increase of other payables and accrued liabilities of approximately $1.3 million.

Cash used in operating activities from continuing operations was approximately $6.8 million for the year ended June 30, 2023, which was mainly due to the net loss from continuing operations of approximately $28.2 million, realized gain on sale/exchange of cryptocurrencies of approximately $0.7 million, the change of cryptocurrencies of approximately $5.8 million, the decrease of security deposits of approximately $0.2 million, and the decrease of prepayments of approximately $0.3 million for miner setup fees. The net cash used in operating activities from continuing operations was mainly offset by the non-cash items of the depreciation expense of approximately $5.4 million, the provision for credit losses of approximately $3.3 million, and the impairment losses of approximately $17.5 million. The net cash used in operating activities from continuing operations was also offset by the decrease of other receivables of approximately $1.0 million, and the increase in accounts payables of approximately $0.7 million.

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

Investing activities

Cash provided by investing activities from continuing operations was approximately $1.0 million for the year ended June 30, 2024, which was due to approximately $4.7 million proceeds received from sale of cryptocurrencies and offset by approximately $3.6 million loans to third parties.

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

Financing activities

Cash provided by financing activities from continuing operations was approximately $8.3 million for the year ended June 30, 2024, which was mainly due to the proceeds from issuance of ordinary shares of approximately $4.0 million, the proceeds from convertible debenture, net of issuance costs of approximately $6.1 million, and the proceeds from exercises of warrants of approximately $1.2 million. Cash provided by financing activities from continuing operations was mainly offset by the repayments to the convertible debenture of $1.6 million.

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

Transaction price of each distinct performance obligation in revenue recognition

Fair value of the cryptocurrency award received is determined using the intraday low quoted price of the related cryptocurrency at the time of receipt. All of our cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinmarketcap.com.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Allowance for credit loss

Allowance for credit loss represents management’s best estimate of probable losses inherent in the portfolio. On July 1, 2023, we adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, we have exposure to credit losses for financial assets, which are other receivables and loans receivable. We considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. We have adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of us to make reasonable estimation of the risk rate. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

These estimates and assumptions can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the estimated useful lives. Changes in these assumptions could affect the carrying value of these assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates.

Fair value of warrants

We estimated the fair value of warrants issued with the convertible debentures based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$0.27
Exercise price	$1.20
Expected terms (in years)	7
Expected volatility	109%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.52%

Share price	$4.15
Exercise price	$15.00
Expected terms (in years)	10
Expected volatility	175%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.72%

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

Quantitative and Qualitative Disclosures about Market Risks

Cryptocurrency Risk

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$10,817 per coin as of June 30, 2019; US$9,138 per coin as of June 30, 2020; US$35,041 per coin as of June 30, 2021, and to US$19,785 per coin as of June 30, 2022, US$30,477 per coin as of June 30, 2023 and US$62,678 per coin as of June 30, 2024, according to Coin Market Cap.

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

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Jinghai Jiang	45	Chairman of the Board, Chief Executive Officer, Chief Operating Officer
Mei Yeung	35	Independent Director, Chair of the Audit Committee, and a member of the Compensation Committee and the Nominating Committee of the Company
Xiaping Cao	48	Independent Director, Chair of the Nominating Committee and the Compensation Committee
Siyuan Zhuang	40	Independent Director, member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company

The business address of each of the officers and directors is 27F, Samsung Hub, 3 Church Street Singapore 049483.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Jinghai Jiang, Chairman of the Board, Chief Executive Officer, Chief Operating Officer, age 45

Mr. Jinghai Jiang has been our Chief Operating Officer since December 13, 2021. Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community “Big Cabbage Blockchain” and has published multiple white papers to teach blockchain technology and the cryptocurrency business. Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. Mr. Jinghai Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000. On April 10, 2024, Jinghai Jiang, was appointed as the Chief Executive Officer and Chairman of the Board.

Mei Yeung, Independent Director, age 35

Ms. Mei Yeung is a detail-oriented and highly motivated finance and accounting professional with over 12 years of experience in the field. Throughout her career, Ms. Yeung has held various roles in finance, where she has demonstrated proficiency in cross-functional finance and accounting management, as well as overseeing financial reviews, reporting, and internal controls. Over the past five years, Ms. Mei Yeung has garnered extensive experience in the finance sector with prominent real estate investment companies based in Florida, USA, with a robust background in financial management and a keen understanding of the real estate market dynamics. Ms. Yeung earned her Bachelor of Business Administration degree in Finance from Florida International University in August 2012, and subsequently pursued her Master of Science degree in Finance from the University of Miami in August 2016.

Siyuan Zhuang, Independent Director, age 40

Mr. Siyuan Zhuang is a seasoned and driven entrepreneur boasting nearly two decades of invaluable experience in business development and leadership. For the past 5 years, Mr. Zhuang has venture into the realms of AI and Web3 technology by co-founding HongKong Qisuan Technology Limited. In August 2023, Mr. Zhuang launched TradeGpt, a financial forecasting model, through HongKong. Prior to his foray into AI and Web3, Mr. Zhuang made significant strides in the realms of marketing strategy consulting and strategic planning, particularly within the dynamic startup ecosystem of China.

Xiaping Cao, Director, age 48

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Family Relationships

None.

6.B. Compensation

Employment Agreements with Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreement with Jinghai Jiang. We have executed Director Offers with Xiaping Cao, Mei Yeung and Siyuan Zhuang.

Xiaping Cao

We entered into a Director Offer Letter, effective on March 22, 2022, with Mr. Cao pursuant to which Mr. Cao shall receive an annual compensation of $10,000.

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective from December 13, 2021 to December 12, 2024, with an annual compensation of $50,000.

Mei Yeung

We entered into a Director Offer Letter, effective on April 10, 2024, with Ms. Yeung pursuant to which Ms. Yeung shall receive an annual compensation of $24,000.

Siyuan Zhuang

We entered into a Director Offer Letter, effective on March 21, 2024, with Mr. Zhuang pursuant to which Mr. Zhuang shall receive an annual compensation of $10,000.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2024, 2023 and 2022.

		Salary	Bonus	Awards		Compensation	Total
Name and Principal Position	Fiscal Year	($)(1)	($)	($)		($)	($)
Jinghai Jiang	2024	75,000	—	—		—	75,000
Chief Executive Officer(6)	2023	—	—	—		—	—
	2022	50,000	—	—		—	50,000
Lucas Wang	2024	253,480	—	16,802		—	270,282
Former Chief Executive Officer and Director (6)	2023	280,920	—	26,909		—	307,829
	2022	240,000	—	540,379	(2)	—	780,379
Jiaming Li	2024	198,600	—	12,604		—	211,204
Former President(7)	2023	309,384	—	20,181		—	329,565
	2022	240,000	—	405,296	(3)	—	645,296
Lianfei Du	2024	87,496	—	—		—	87,496
Former Executive Vice President(4)	2023	164,636	—	—		12,978	177,614
	2022	120,000	—	—		—	120,000
Erick W Rengifo	2024	—	—	—		—	—
Former Chief Strategy Officer and Director(5)	2023	60,000	—	—		—	60,000
	2022	120,000	—	—		—	120,000
Xia Wang	2024	—	—	—		—	—
Former Chief Financial Officer(8)	2023	—	—	—		—	—
	2022	80,000	—	—		—	80,000

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to the Company and its subsidiaries.
(2)	Pursuant to the employment agreement with Lucas Wang, the Company agreed to issue to Lucas Wang a total of 63,202 ordinary shares (1,896,066 ordinary shares before the Reverse Share Split) of the company, with 21,068 ordinary shares (632,022 ordinary shares before the Reverse Share Split valued at $0.855 per share) vested at the time of signing the agreement, 5,267 ordinary shares (158,005 ordinary shares before the Reverse Share Split valued at $0.1703 per share) vested in April 2023, 5,267 ordinary shares vested in September 2023 and 5,267 ordinary shares vested in December 2023.

(3)	Pursuant to the employment agreement with Jiaming Li, the Company agreed to issue to Jiaming Li a total of 47,402 ordinary shares (1,422,049 ordinary shares before the Reverse Share Split) of the company, with 15,801 ordinary shares (474,016 ordinary shares before the Reverse Share Split valued at $0.855 per share) vested at the time of signing the agreement, 3,951 ordinary shares (118,504 ordinary shares before the Reverse Share Split valued at $0.1703 per share) vested in April 2023, 3,951 ordinary shares vested in September 2023 and 3,951 ordinary shares vested in December 2023.
(4)	On September 1, 2022, the board of directors of the Company approved the appointment of Ms. Lianfei Du as the Executive Vice President, effective on September 1, 2022. On November 27, 2023, Ms. Lianfei Du tendered her resignation as the Executive Vice President of the Company.
(5)	On December 31, 2022, Mr. Erick W Rengifo tendered his resignation as a Director and the Chief Strategy Officer of the Company.
(6)	On April 10, 2024, Lucas Wang resigned as the Chief Executive Officer, the Chairman of the Board and a director of the Company and, in his place, Jinghai Jiang, the current Chief Operating Officer of the Company, has been appointed the Chief Executive Officer, the Chairman of the Board and a director of the Company until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.
(7)	On November 27, 2023, Mr. Jiaming Li tendered his resignation as the President of the Company.
(8)	On February 19, 2024, the Company terminated employment of its Chief Financial Officer, Ms. Xia Wang, without cause with 30 days prior written notice. The termination was effective on March 20, 2024.

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

Audit Committee. Our audit committee consisted of Ms. Mei Yeung, Mr. Siyuan Zhuang and Mr. Xiaping Cao. Ms. Mei Yeung is the chairman of our audit committee. The Company believes that each of the members of the audit committee is “independent” and that Mei Yeung qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The primary responsibility of the audit committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the board of directors the results of its examinations and recommendations derived therefrom; to outline to the board of directors improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the board of directors such additional information and materials as it may deem necessary to make the board of directors aware of significant financial matters requiring the board of directors attention. In carrying out its responsibility, the audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Xiaping Cao, Mr. Siyuan Zhuang and Ms. Mei Yeung. Mr. Xiaping Cao is the chairman of our compensation committee. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee.  Our nominating committee consists of Ms. Mei Yeung, Mr. Siyuan Zhuang and Mr. Xiaping Cao. Mr. Xiaping Cao is the chairperson of our nominating committee. All members of the nominating committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee will be responsible for, among other things:

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

Copy of our committee charters are also available on the Company’s website at http://bitorigin.io/ and in print upon request.

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

6.D.   Employees

We had five employees as of the date of this annual report. The following table sets forth a breakdown of our employees by function as of the date of this annual report:

	Number of
Department	Employees	% of Total
Management	1	20%
Marketing	1	20%
Administrative	3	60%
Total	5	100%

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

Our company is authorized to issue 10,000,000 ordinary shares of $0.30 par value per share. The number and percentage of ordinary shares beneficially owned are based on 8,466,772 ordinary shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Jinghai Jiang, Chairman of the Board and Chief Executive Officer	—	—%
Xiaping Cao, Director	—	—%
Siyuan Zhuang , Director	—	—%
Mei Yeung , Director	—	—%
All directors and executive officers as a group (4 persons)	—	—%

5% Beneficial Owner
None

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements with Executive Officers.”

Other Related Party Transactions

During the years ended June 30, 2024, 2023 and 2022, other than disclosed elsewhere, we did not have any other related party transactions.

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

ITEM 10.      ADDITIONAL INFORMATION

10.A. Share capital

Private Placements

October 2022 Offering

On October 21, 2022, the Company entered into a securities purchase agreement with the an accredited investor pursuant to which the Company sold a senior secured convertible note (the “October 2022 Note”) in the original principal amount of $2,100,000 and warrants to initially purchase up to 5,108,275 ordinary shares (subject to adjustment thereunder) of the company (the “October 2022 Warrants”), at a purchase price of $1,974,000.

On October 21, 2022, the Company completed of the sale of the October 2022 Note and the October 2022 Warrants . The gross proceeds were $1,974,000, prior to deducting transaction fees and estimated expenses.

The October 2022 Note is convertible at an initial conversion price equal to $0.33 per ordinary share (subject to adjustment thereunder), which is 115% of the average VWAP of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the conversion price of the October 2022 Note upon the occurrence of such event; provided, that the conversion price may not be less than $0.06 per ordinary shares (subject to adjustment thereunder), which is 20% of the closing bid price of the trading day immediately prior to closing. The holder of the October 2022 Note have the right to convert all or a portion of the October 2022 Note at any time after the six month anniversary of the date of issuance and prior to the maturity date, which is two years from the date of issuance.

The October 2022 Note has an interest of the greater of (i) twelve percent (12% per annum) and (ii) the sum of (A) the Prime Rate (as defined therein) in effect as of such date of determination and (B) six (6%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) fifteen percent (15% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) nine (9%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

The Company may redeem the October 2022 Note in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of any October 2022 Note to be redeemed plus accrued and unpaid interest thereon at a 6% premium (or 12% premium if the redemption occurs six months after the date of issuance of the October 2022 Note). If an event default occurs, any holder of the October 2022 Note may require the Company to redeem all or any portion of the October 2022 Note at a 25% premium to the greater of (i) the aggregate principal amount of October 2022 Note to be redeemed, and (ii) the equity value of our ordinary shares underlying the October 2022 Note calculated using the greatest closing sale price of our ordinary shares on any trading day immediately preceding such event of default and the date of such redemption.

The October 2022 Note includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; and (e) entering into transactions with affiliates. In addition, the Company is required to maintain minimum unrestricted cash and cash equivalents of $600,000.

The October 2022 Note also includes customary events of default after which the holder of the October 2022 Note may accelerate the maturity of the October 2022 Note to become due and payable immediately; provided, however, that the October 2022 Note will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) failure to file the registration statement that registers the ordinary shares underlying the October 2022 Note and October 2022 Warrants within 30 days from closing or failure to cause such registration statement effective within 120 days from closing, (ii) the lapse in effectiveness of such registration statement for 5 consecutive days or for more than an aggregate of 10 days in any 365-day period, with certain exceptions, (iii) the suspension or threatened suspension from trading for 5 consecutive trading days, (iv) failure to cure a conversion failure or a delivery failure within 5 trading days, (v) failure to reserve the adequate number of our ordinary shares, for 10 consecutive days, (vi) failure to pay any amount of principal, interest, late charges or other amounts when due under the October 2022 Note or any other transaction document, with certain exceptions, (vii) failure to remove any restrictive legend on the ordinary shares issued upon conversion of the October 2022 Note and such failure remains uncured for at least 5 days, (vii) any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of indebtedness, (ix) certain events of bankruptcy, insolvency and reorganization involving the Company, (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay, (xi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $250,000, (xii) breach of any representations and warranties or covenants of any transaction documents, (xiii) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the equity conditions are satisfied, (B) there has been no equity conditions failure, or (C) as to whether any event of default has occurred, (xiv) any material adverse effect, (xv) any material provision of any transaction document ceases to be valid and binding on or enforceable against the Company or any guarantor subsidiary or the Company, and (xvi) any material damage to the collateral, which causes the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiary for more than 15 consecutive days.

The October 2022 Warrants have a seven-year term and an initial exercise price of $1.20 per share (subject to adjustment thereunder), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the October 2022 Warrants upon the occurrence of such event, and increases the number of ordinary shares issuable upon exercise of the October 2022 Warrants, such that the aggregate exercise price of all October 2022 Warrants remains the same before and after any such dilutive event. The October 2022 Warrants also provide for cashless exercise if the October 2022 Warrants are not registered within 12 months after the closing.

The Company also entered into a registration rights agreement, dated October 21, 2022, with the investor, which provides, subject to certain limitations, the investor with certain registration rights for the ordinary shares issuable upon conversion of the October 2022 Note and exercise of the October 2022 Warrants. The registration rights agreement requires the Company to prepare and file a registration statement with the SEC within 30 days after the closing to register the resale of the shares underlying the October 2022 Note and the October 2022 Warrants and cause such registration statement to be effective within 120 days after the closing.

The Company also entered into a security and pledge agreement, dated October 21, 2022, with the investor and SonicHash US. The security and pledge agreement granted a security interest in favor of the collateral agent (as such term is defined in the security and pledge agreement) for the benefit of the investor in all personal property and assets, with certain exceptions, of the Company and SonicHash US and to perform the Company’s obligations under the securities purchase agreement, the October 2022 Note, the registration rights agreement, the security and pledge agreement and the other transaction documents.

SonicHash US also entered into a guaranty dated October 21, 2022, with the investor, pursuant to which the Guarantor Subsidiary agrees to guaranty the Company’s obligations under the securities purchase agreement, the October 2022 Note, registration rights agreement, the security and pledge agreement and the other transaction documents.

In May 2023, the Company effected the Reverse Share Split.

Pursuant to the terms of the October 2022 Notes and October 2022 Warrants, respectively, in the event of a reverse stock split, if the then conversion price and/or exercise price are higher than the Event Market Price (as defined in the October 2022 Note), which is the quotient determined by dividing (x) the sum of the VWAP (as defined in the October 2022 Note) of the ordinary shares for each of the five trading days with the lowest VWAP of the ordinary shares during the fifteen consecutive trading day period ending and including the trading day immediately preceding the sixteenth trading day after such date of the reverse stock split, divided by (y) five, the conversion price shall be reduced to such Event Market Price, subject to the floor price, as adjusted based on any stock splits, and the exercise price shall be reduced to such Event Market Price. In addition, pursuant to the October 2022 Warrants, the number of ordinary shares underlying such October 2022 Warrants (the “October 2022 Warrant Shares”) shall be adjusted proportionally so that the aggregate exercise price payable by the holder for the adjusted number of October 2022 Warrant Shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

As a result, the conversion price of the October 2022 Note was adjusted to $1.80 per share. The exercise price of the October 2022 Warrants was adjusted to $1.3552 per share and the October 2022 Warrant Shares were adjusted to 4,523,333 ordinary shares.

As of the date of this annual report, the holder has converted principal in the amount of $1,200,000 and accrued interest into 680,183 ordinary shares. The Company has paid principal in the amount of $900,000 and accrued interest to the holder. Therefore, the October 2022 Note has been retired.

November 2023 Offering

On November 7, 2023 and November 9, 2023, the Company entered into securities purchase agreements with investors for the sale of 2,812,833 ordinary shares for gross proceeds of $3,994,222, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, subject to the satisfaction of customary closing conditions. The price per share equals $1.42, which is 95% of the average daily closing trading price of the ordinary shares of the Company for a period of 20 consecutive trading days before November 3, 2023.

December 2023 Offering

On December 7, 2023, the Company entered into the securities purchase agreement with an accredited investor pursuant to which the Company sold a note (the “December 2023 Note”) in the original principal amount of $6,740,000 and the warrants (the “December 2023 Warrants”) to initially purchase 1,070,719 ordinary shares of the Company, at a purchase price of $6,127,334.

On December 29, 2023, the Company completed the sale of the December 2023 Note and the December 2023 Warrants. The gross proceeds were $6,127,334, prior to deducting transaction fees and estimated expenses.

Subject to satisfaction (or waiver) of certain conditions, the investor has the right, but not the obligation, to require the Company to sell to the investor, such Additional Notes, in the same form of the December 2023 Note, up to the original principal amount of $18,000,000 at such additional closings. The investor may elect to effect such additional closings on or prior to the second anniversary of the earlier of (x) the first date on which this registration statement has been declared effective, or (y) the first date on which the securities registrable pursuant to the Registration Rights Agreement entered into on December 29, 2023 are eligible to be resold by the investor pursuant to Rule 144.

The Company also entered into a security and pledge agreement, dated December 29, 2023, with the investor, Sonic Auspice and SonicHash US. The security and pledge agreement granted a security interest in favor of the collateral agent (as such term is defined in the security and pledge agreement ) for the benefit of the investor in all personal property and assets, whether now owned or thereafter acquired (including all crypto assets), with certain exceptions, of the Company and Sonic Auspice and SonicHash US and to perform the Company’s obligations under the securities purchase agreement, the December 2023 Notes, the security and pledge agreement and the other transaction documents.

Sonic Auspice and SonicHash US also entered into a guaranty dated December 29, 2023, with the investor, pursuant to which Sonic Auspice and SonicHash US agree to guaranty the Company’s obligations under the securities purchase agreement, the December 2023 Notes, the security and pledge agreement and the other transaction documents.

The December 2023 Note is convertible at an initial conversion price equal to $15.00 per ordinary share (, and includes anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the conversion price upon the occurrence of such event; provided, that the conversion price may not be less than $0.7186 per ordinary shares. The holder of the December 2023 Note has the right to convert all or a portion of the December 2023 Note at any time after the date of issuance and prior to the maturity date, which is thirty-six month anniversary from the date of issuance.

The December 2023 Note has an interest of the greater of (i) thirteen and a half percent (13.5%) per annum and (ii) the sum of (A) the Prime Rate (as defined in the Note) in effect as of such date of determination and (B) five percent (5%) per annum; provided, that if such interest is being paid in ordinary shares, such interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) sixteen percent (16%) per annum and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) seven and a half percent (7.5%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

The Company may redeem the December 2023 Note in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of the December 2023 Note to be redeemed plus accrued and unpaid interest and late charges thereon (the “December 2023 Note Conversion Amount”) thereon at a redemption premium of 8% (or 15% if the redemption occurs six months after the date of issuance of the December 2023 Note) of the December 2023 Note Conversion Amount. If an event of default occurs, any holder of the December 2023 Note may require the Company to redeem all or any portion of the December 2023 Note at a redemption premium of 25% to the greater of (i) the December 2023 Note Conversion Amount, and (ii) the equity value of our ordinary shares underlying the December 2023 Note calculated using the greatest closing sale price of our ordinary shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date of such redemption.

The December 2023 Note includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incur liens; (d) make asset sales; and (e) enter into transactions with affiliates. In addition, the Company is required to maintain minimum unrestricted cash and cash equivalents of $600,000.

The December 2023 Note also includes customary events of default after which the holder of the December 2023 Note may accelerate the maturity of the December 2023 Note to become due and payable immediately; provided, however, that the December 2023 Note will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) failure to file the registration statement that registers the ordinary shares underlying the December 2023 Note and December 2023 Warrants within 50 days from closing or failure to cause such registration statement effective within 155 days from closing, (ii) the lapse in effectiveness of such registration statement for five consecutive days or for more than an aggregate of ten days in any 365-day period, with certain exceptions, (iii) the suspension or threatened suspension from trading for five consecutive trading days, (iv) failure to cure a conversion failure or a delivery failure within five trading days, (v) failure to reserve the adequate number of our ordinary shares, for ten consecutive days, (vi) failure to pay any amount of principal, interest, late charges or other amounts when due under the December 2023 Note or any other transaction document, with certain exceptions, (vii) failure to remove any restrictive legend on the ordinary shares issued upon conversion of the December 2023 Note and such failure remains uncured for at least five days, (vii) any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of indebtedness, (ix) certain events of bankruptcy, insolvency and reorganization involving the Company, (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay, (xi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $250,000, (xii) breach of any representations and warranties or covenants of any transaction documents, (xiii) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the equity conditions are satisfied, (B) there has been no equity conditions failure, or (C) as to whether any event of default has occurred, (xiv) any material adverse effect, (xv) any material provision of any transaction document ceases to be valid and binding on or enforceable against the Company or any Guarantor Subsidiaries or the Company, and (xvi) any material damage to the collateral, which causes the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiaries for more than 15 consecutive days.

The December 2023 Warrants have a ten-year and six month term and an initial exercise price of $15.00 per share (subject to reset and adjustment thereunder), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the December 2023 Warrants upon the occurrence of such event, and increases the number of ordinary shares issuable upon exercise of the December 2023 Warrants, such that the aggregate exercise price of all December 2023 Warrants remains the same before and after any such dilutive event. The December 2023 Warrants also provide for cashless exercise if the December 2023 Warrants are not registered within 12 months after the closing. In addition, on September 30, 2024 (the “Reset Date”), if the VWAP of the ordinary shares on any trading day during the ten (10) trading day period ending, and including, the trading day immediately prior to the Reset Date (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events during such measuring period) (the “ Reset Price”) is less than the exercise price then in effect, the exercise price shall be automatically reduced to the Reset Price.

May 2024 Exchange Offering

On May 31, 2024, the Company entered into an exchange agreement with the holder of the October 2022 Warrants, pursuant to which the Company will issue a senior secured convertible note in the principal amount of $2,000,000 (the “May 2024 Exchange Note”) in exchange for the cancellation of 500,000 of the October 2022 Warrants. In addition, the Company agreed that the amortization amount due on each of the initial six (6) amortization dates to the holder shall be accelerated and paid by the Company, without any prepayment penalty.

On May 31, 2024, we completed the issuance of the May 2024 Exchange Note. We didn’t received any proceeds from the transaction.

The Company also entered into a security and pledge agreement, dated May 31, 2024, with the holder and Sonic Auspice and SonicHash US. The security and pledge agreement granted a security interest in favor of the collateral agent (as such term is defined in the security and pledge agreement) for the benefit of the holder in all personal property and assets, whether now owned or thereafter acquired (including all crypto assets), with certain exceptions, of the Company and Sonic Auspice and SonicHash US and to perform the Company’s obligations under the exchange agreement, the May 2024 Exchange Note, the security and pledge agreement and the other transaction documents.

The Guarantor Subsidiaries also entered into a guaranty dated May 31, 2024 with the holder, pursuant to which Sonic Auspice and SonicHash US agree to guaranty the Company’s obligations under the exchange agreement, the May 2024 Exchange Note, the security and pledge agreement and the other transaction documents.

The May 2024 Exchange Note is convertible at a conversion price equal to the greater of (x) $0.76 and (y) 95% of (A) the lowest VWAP of the ordinary shares on any trading day during the five (5) trading day period immediately prior to the applicable conversion date. The holder of the May 2024 Exchange Note will have the right to convert all or a portion of the May 2024 Exchange Note at any time after the date of issuance and prior to the maturity date, which is the twenty-four month anniversary from the date of issuance.

The May 2024 Exchange Note has an interest of ten percent (10%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum.

The Company may redeem the May 2024 Exchange Note in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of the May 2024 Exchange Note to be redeemed plus accrued and unpaid interest and late charges thereon (the “May 2024 Exchange Note Conversion Amount”) at a redemption premium of 8% (or 15% if the redemption occurs six months after the date of issuance of the May 2024 Exchange Note) of the May 2024 Exchange Note Conversion Amount. If an event default occurs, any holder of the May 2024 Exchange Note may require the Company to redeem all or any portion of the May 2024 Exchange Note at a redemption premium of 25% of the greater of (i) the May 2024 Exchange Note Conversion Amount, and (ii) the equity value of our common stock underlying the May 2024 Exchange Note calculated using the greatest closing sale price of our common stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date of such redemption.

The May 2024 Exchange Note includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; and (e) entering into transactions with affiliates.

The May 2024 Exchange Note also includes customary events of default after which the holder of the May 2024 Exchange Note may accelerate the maturity of the May 2024 Exchange Note to become due and payable immediately; provided, however, that the May 2024 Exchange Note will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) failure to file the registration statement that registers the ordinary shares underlying the May 2024 Exchange Note and Warrants within 50 days from closing or failure to cause such registration statement effective within 155 days from closing, (ii) the lapse in effectiveness of such registration statement for 5 consecutive days or for more than an aggregate of 10 days in any 365-day period, with certain exceptions, (iii) the suspension or threatened suspension from trading for 5 consecutive trading days, (iv) failure to cure a conversion failure or a delivery failure within 5 trading days, (v) failure to reserve the adequate number of our ordinary shares, for 10 consecutive days, (vi) failure to pay any amount of principal, interest, late charges or other amounts when due under the May 2024 Exchange Note or any other transaction document, with certain exceptions, (vii) failure to remove any restrictive legend on the ordinary shares issued upon conversion of the May 2024 Exchange Note and such failure remains uncured for at least 5 days, (vii) any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of indebtedness, (ix) certain events of bankruptcy, insolvency and reorganization involving the Company, (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay, (xi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $250,000, (xii) breach of any representations and warranties or covenants of any transaction documents, (xiii) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the equity conditions are satisfied, (B) there has been no equity conditions failure, or (C) as to whether any event of default has occurred, (xiv) any material adverse effect, (xv) any material provision of any transaction document ceases to be valid and binding on or enforceable against the Company or any guarantor subsidiary or the Company, and (xvi) any material damage to the collateral, which causes the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiary for more than 15 consecutive days.

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

The 17,175,412 ordinary shares (572,514 ordinary shares after Reverse Share Split) were issued to the purchasers in a registered direct offering and registered under the Securities Act, pursuant to a prospectus supplement filed with the SEC on November 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the SEC on May 26, 2020 and declared effective by the SEC on July 7, 2020. The 2021 Investor Warrants were issued to the purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act provided in Regulation S promulgated thereunder.

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

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the November 2021 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the placement agent’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

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

Furthermore, the Company granted Univest Securities, LLC a right of first refusal, for a period of twelve months from the closing of the January 2022 Offering, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the placement agent’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for “cause,” which shall mean a material breach by the placement agent of the terms of its engagement letter with the Company or a material failure by the placement agent to provide the services as contemplated by such engagement letter.

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

Issuance pursuant to Service or Purchase Agreement

Consulting Agreement

On January 27, 2022, the Company entered into a consulting agreement (the “Consulting Agreement”) with Great Union Investment Limited (the “Consultant”), pursuant to which the Company agreed to engage the Consultant to assist in the Company’s business expansion in Singapore, and to issue 250,000 ordinary shares of the Company, valued at $1.00 per share (the “Shares”), as compensation. The Consulting Agreement is on a month-to-month basis and the Company has the right to terminate at any time for any reasons. The Company agreed to indemnify, defend and hold harmless the Consultant, and defend any action brought against the Consultant with respect to any claim, demand, cause of action, debt or liability to the extent that such action is based upon a claim that (i) is true and (ii) (A) would constitute a breach of any of the Company’s representations, warranties, or agreements under the Consulting Agreement, (B) arises out of the negligence or willful misconduct of the Company, or (C) is based on any information provided by the Company’s content that violates any rights of third parties, including, without limitation, rights of publicity, privacy, patents, copyrights, trademarks, trade secrets, and/or licenses. The Company agrees that it will not prosecute any action or proceeding against the Consultant except where such claim is materially and substantially based on the gross negligence or willful misconduct of the Consultant. The Consultant agreed to indemnify, defend, and hold harmless the Company, its affiliates and their respective directors, officers, employees, consultants, representatives and agents, and defend any action brought against same, with respect to any claim, demand, cause of action, or liability, including reasonable attorneys’ fees, to the extent that such an action arises out of (i) the gross negligence or willful misconduct of the Consultant or (ii) unlawful conduct.

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

Private Placements

Securities Purchase Agreements dated November 7, 2023 and November 9, 2023

On November 28, 2023, we completed the initial closing and issued 950,705 ordinary shares. On December 14, 2023, the we completed the second closing and issued a total of 1,094,128 ordinary shares. On February 9, 2024, we completed the third and final closing and issued a total of 768,000 ordinary shares and received in total gross proceeds of $3,994,222. We used the proceeds for working capital and general corporate purposes.

Securities Purchase Agreement dated December 7, 2023

On December 29, 2023, we completed its sale to the buyer of the December 2023 Note and December 2023 Warrants to purchase 1,070,719 warrant shares pursuant to the securities purchase agreement. We received gross proceeds from the sale of $6,127,334. We used the proceeds for marketing and investor relations purposes and general corporate purposes.

ITEM 15.      CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective.

(b)	Management’s annual report on internal control over financial reporting.

The annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2024, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2024 and determined they were not effective. The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future.

To remedy the identified material weakness, we took several measure to improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.        [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Ms. Mei Yeung qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective April 14, 2021, WWC, P.C. (“WWC”) was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements. Audit services provided by WWC, P.C. for fiscal year ended June 30, 2024 and 2023 included the audit of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended June 30, 2024 and 2023 was $208,000 and $200,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC for the fiscal years ended June 30, 2024 or 2023.

Tax Fees

There was no tax service fees incurred from WWC for the fiscal years ended June 30, 2024 or 2023.

All Other Fees

There were no other services fees incurred from WWC in fiscal year ended June 30, 2024 or 2023.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2024.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(i)	There has been no change in our certifying accountant during the fiscal years ended June 30, 2024 and 2023.

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

We elected to follow home country practice exemption and be exempt from the requirements with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company’s fiscal year-end and we did not hold an annual shareholders meeting in 2024. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

We elected to follow home country practice exemption and be exempt from the requirements to obtain shareholder approval for (1) the issuance of securities when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended under Rule 5635(c) of the Nasdaq Rules, (2) the issuance of 20% or more of its outstanding ordinary shares under Rule 5635(d) of the Nasdaq Rules. We have also elected to follow home country practice in the Cayman Islands in lieu of Nasdaq Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. Such practices are not prohibited by Cayman Islands laws. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.

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

ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K.    CYBERSECURITY

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect our data’s confidentiality, integrity, and availability. We have implemented, including testing software and our computer systems, our facilities, systems and procedures, from cybersecurity threats. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. We are committed to promoting a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended June 30, 2024.

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

2.7	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.2 from the Form 6-K filed with the SEC on October 25, 2022)
2.8	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on December 12, 2023)
2.9	Form of Warrant pursuant to a Securities Purchase Agreement dated December 7, 2023 (Incorporated by reference to exhibit 4.2 from the Form 6-K filed with the SEC on December 12, 2023)
2.10	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on May 31, 2024)
2.11	Description of Securities
4.1	Director Offer Letter with K. Bryce Toussaint (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 6, 2020)
4.2	Director Offer Letter with Scott Silverman (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on August 6, 2020)
4.3	Form of Securities Purchase Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on November 24, 2021)
4.4	Form of Lock-Up Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on November 24, 2021)

4.5

Placement Agency Agreement, dated November 22, 2021, by and between the Company and Univest Securities, LLC (Incorporated by reference to exhibit 99.4 from the Form 6-K filed with the SEC on November 24, 2021)

4.6	Employment Agreement between the Company and Jiaming Li, dated December 6, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 6, 2021)
4.7	Employment Agreement between the Company and Jinghai Jiang, dated December 13, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 14, 2021)
4.8	Sales and Purchase Agreement between SonicHash Inc. and Mineone Inc., dated December 15, 2021 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 17, 2021)
4.9	Sales and Purchase Agreement between SonicHash LLC. and HashCow LLC, dated January 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on January 6, 2022)
4.10	Main Service Agreement between SonicHash LLC. and YCD Petawatt Holdings LLC, dated December 23, 2021 (Incorporated by reference to exhibit 10.2 from the Form 6 K filed with the SEC on January 6, 2022)
4.11	Form of Securities Purchase Agreement, dated January 28, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on February 3, 2022)
4.12	Form of Amendment No.1 to the Securities Purchase Agreement, dated January 30, 2022 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on February 3, 2022)
4.13	Form of Lock-Up Agreement, dated January 28, 2022 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on February 3, 2022)
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

4.17	Sales and Purchase Agreement between SonicHash LLC and HashCow LLC, dated February 14, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on February 14, 2022)
4.18

Sales and Purchase Agreement between SonicHash LLC and AGM Technology Limited, dated February 14, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on February 14, 2022)

4.19	Director offer letter to Mr. Xiaping Cao, dated March 22, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 22, 2022)
4.20	Debt Assignment and Assumption Agreement between CVS Limited and WVM Inc., dated March 30, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 31, 2022)
4.21

Debt Assignment and Assumption Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and WVM Inc., dated March 30, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on March 31, 2022)

4.22

Debt Settlement and Mutual Release Agreement between WVM Inc. and China Xiangtai Food Co., Ltd., dated March 30, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on March 31, 2022)

4.23	Amendment Agreement, dated April 20, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on April 20, 2022)
4.24	Securities Purchase Agreement, dated March 31, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 5, 2022)

4.25	English translation of the Hosting Agreement, dated May 1, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 6, 2022)
4.26	Underwriting agreement by and between the Company and Univest Securities, LLC, dated June 3, 2022 (Incorporated by reference to exhibit 99.1 from the Form 6-K filed with the SEC on June 7, 2022)
4.27	Form of Lock-Up Agreement, dated June 3, 2022 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on June 7, 2022)
4.28	Hosting Agreement, dated June 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 10, 2022)
4.29	Service Agreement, dated June 10, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 21, 2022)
4.30	Employment agreement between the Company and Lucas Wang, dated May 31, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 10, 2022)
4.31	Amendment to the employment agreement between the Company and Jiaming Li, dated May 31, 2022 (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on June 10, 2022)
4.32	Employment agreement between the Company and Xia Wang, dated June 10, 2022 (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on June 10, 2022)
4.33	Subscription agreement, dated June 10, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 21, 2022)
4.34	Hosting Agreement, dated July 6, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on July 11, 2022)
4.35	Service Agreement, dated July 7, 2022 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on July 11, 2022)
4.36	Asset Purchase Agreement, dated August 15, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 23, 2022)
4.37	Employment Agreement between the Company and Lianfei Du, dated September 1, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6 K filed with the SEC on September 6, 2022)
4.38	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on October 25, 2022)
4.39	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on October 25, 2022)
4.40	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on October 25, 2022)
4.41	Form of Guaranty (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on October 25, 2022)
4.42	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on November 22, 2023)
4.43	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 12, 2023)
4.44	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on December 12, 2023)
4.45	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on December 12, 2023)

4.46	Form of Guaranty (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on December 12, 2023)
4.47	Form of Equity Purchase Agreement (Incorporated by reference to exhibit 10.5 from the Form 6-K filed with the SEC on December 12, 2023)
4.48	Employment Agreement between the Company and Siyuan Zhuang, dated March 21, 20224 (Incorporated by reference to exhibit 99.1 from the Form 6 K filed with the SEC on April 19, 2024)
4.49	Employment Agreement between the Company and Mei Yeung, dated April 10, 20224 (Incorporated by reference to exhibit 99.2 from the Form 6 K filed with the SEC on April 19, 2024)
4.50	Form of Exchange Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 31, 2024)
4.51	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on May 31, 2024)
4.52	Form of Guaranty (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on May 31, 2024)
4.53	Form of Sales Representative Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 12, 2024)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
12.1*	Certification of Chief Principal Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Principal Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Principal Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Principal Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of WWC, P.C.
97.1*	Executive Compensation Recovery Policy of the Registrant
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT ORIGIN LTD

By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer and Chairman of the Board

Date: December 26, 2024

BIT ORIGIN LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Bit Origin Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Origin Ltd and its subsidiaries (the “Company”) as of June 30, 2023 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2024, and the results of its operations and its cash flows in each of the years for the three-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred substantial losses and generated significant net cash outflows from operating activities during the years ended June 30, 2023 and 2024, as well as had temporarily ceased its business operations during the current year. These circumstances give rise to substantial doubt that the Company will continue as a going concern. Management’s plan regarding these matters are described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of our management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

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

PCAOB ID:1171

We have served as the Company’s auditor since May 8, 2021.

San Mateo, California

December 26, 2024

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,409,070	$16,274
Cryptocurrencies	178,687	2,084,330
Other receivables, net	1,705,333	—
Other receivables - related party	—	118,212
Prepayments, net	21,333	343,597
Security deposit, net	—	660,552
Loans receivable, net	3,370,322	—
GST tax receivable, net	—	349,960
Total current assets	6,684,745	3,572,925

OTHER ASSETS
Plant and equipment, net	—	7,373,205
Long-term investment, net	—	2,389,698
Total other assets	—	9,762,903

Total assets	$6,684,745	$13,335,828

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Loans from a third party	$—	$819,000
Convertible debentures, net	1,880,019	770,467
Accounts payable	—	667,912
Other payables and accrued liabilities	611,151	331,046
Total current liabilities	2,491,170	2,588,425

OTHER LIABILITIES
Convertible debentures, net	3,283,992	486,332
Total other liabilities	3,283,992	486,332

Total liabilities	5,775,162	3,074,757

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.3 par value, 10,000,000 shares authorized, 7,758,348 and 3,381,092 shares issued and outstanding as of June 30, 2024 and 2023, respectively*	2,327,505	1,014,328
Additional paid-in capital	81,066,562	73,446,519
Accumulated deficit	(81,731,423)	(64,199,776)
Total Bit Origin Ltd shareholders' equity	1,662,644	10,261,071

NONCONTROLLING INTERESTS	(753,061)	—

Total equity	909,583	10,261,071

Total liabilities and shareholders’ equity	$6,684,745	$13,335,828

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2024	2023	2022
REVENUES
Cryptocurrencies mining revenue	$2,888,482	$6,261,091	$192,351
Total revenues	2,888,482	6,261,091	192,351

COST OF REVENUES
Cost of cryptocurrencies mining revenue	3,833,684	10,826,620	403,384
Total cost of revenues	3,833,684	10,826,620	403,384

GROSS PROFIT	(945,202)	(4,565,529)	(211,033)

OPERATING EXPENSES:
General and administrative	3,816,307	2,914,612	4,225,149
Provision for expected credit losses	1,131,988	3,273,860	—
Impairment loss of cryptocurrencies	7,102	181,263	50,463
Impairment loss of miners	6,472,266	16,691,803	—
Impairment loss of long-term investment	2,389,698	610,302	—
Stock compensation expense	73,230	67,271	1,622,086
Total operating expenses	13,890,591	23,739,111	5,897,698

LOSS FROM OPERATIONS	(14,835,793)	(28,304,640)	(6,108,731)

OTHER INCOME (EXPENSE)
Realized gain on sale/exchange of cryptocurrencies	94,149	676,015	—
Interest expense, net	(497,768)	(227,376)	(54,137)
Other finance expenses	(1,116,865)	(360,351)	(3,429)
Other expenses, net	—	—	(128)
Gain on debt settlement	—	—	823,749
Loss on warrants settlement	(1,928,681)	—	—
Total other (expenses) income, net	(3,449,165)	88,288	766,055

LOSS BEFORE INCOME TAXES	(18,284,958)	(28,216,352)	(5,342,676)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS FROM CONTINUING OPERATIONS	(18,284,958)	(28,216,352)	(5,342,676)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	—	—	(30,933,269)
Net gain on sale of discontinued operations, net of applicable income taxes	—	—	34,110,454
NET INCOME FROM DISCONTINUED OPERATIONS	—	—	3,177,185

NET LOSS	(18,284,958)	(28,216,352)	(2,165,491)

Less: Net loss attributable to non-controlling interest from discontinued operations	—	—	(5,404,881)
Net loss attributable to non-controlling interest from continuing operations	(753,311)	—	—
	(753,311)	—	(5,404,881)

NET (LOSS) INCOME ATTRIBUTABLE TO BIT ORIGIN LTD	$(17,531,647)	$(28,216,352)	$3,239,390

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	—	—	363,880

TOTAL COMPREHENSIVE LOSS	(18,284,958)	(28,216,352)	(1,801,611)

Less: Comprehensive loss attributable to non-controlling interests from discontinued operations	—	—	(5,485,241)
Comprehensive loss attributable to non-controlling interests from continuing operations	(753,311)	—	—
	(753,311)	—	(5,485,241)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO BIT ORIGIN LTD	$(17,531,647)	$(28,216,352)	$3,683,630

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	5,241,577	3,279,049	2,016,459

(LOSS) EARNINGS PER SHARE - BASIC*
Continuing operations	$(3.34)	$(8.61)	$(2.65)
Discontinued operations	$—	$—	$1.58

(LOSS) EARNINGS PER SHARE - DILUTED*
Continuing operations	$(3.34)	$(8.61)	$(2.65)
Discontinued operations	$—	$—	$1.58

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated
			Additional	Deferred	Accumulated deficit		other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	compensation	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, June 30, 2021	1,357,221	$407,167	$32,175,798	$(21,140)	$1,670,367	$(38,574,620)	$1,120,774	$1,601,666	$(1,619,988)
Issuance of ordinary shares for JMC purchase	20,000	6,000	(6,000)	—	—	—	—	—	—
Amortization of deferred share compensation	—	—	—	21,140	—	—	—	—	21,140
Sales of ordinary shares	1,552,477	465,743	34,578,781	—	—	—	—	—	35,044,524
Issuance of ordinary shares for compensation	52,668	15,800	1,335,146	—	—	—	—	—	1,350,946
Issuance of ordinary shares for services	8,334	2,500	247,500	—	—	—	—	—	250,000
Conversion convertible debenture into ordinary shares	71,210	21,363	1,388,582	—	—	—	—	—	1,409,945
Net income (loss)	—	—	—	—	—	3,239,390	—	(5,404,881)	(2,165,491)
Foreign currency translation	—	—	—	—	—	—	444,240	(80,360)	363,880
Deconsolidation of discontinued operations	—	—	—	—	(1,670,367)	(648,194)	(1,565,014)	3,883,575	—
BALANCE, June 30, 2022	3,061,910	918,573	69,719,807	—	—	(35,983,424)	—	—	34,654,956
Issuance of ordinary shares for equipment purchase	289,520	86,856	3,023,144	—	—	—	—	—	3,110,000
Issuance of ordinary shares for compensation	13,169	3,951	63,320	—	—	—	—	—	67,271
Warrants issued with convertible debenture	—	—	645,196	—	—	—	—	—	645,196
Additional ordinary shares of round-up adjustment for reverse share split	16,493	4,948	(4,948)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(28,216,352)	—	—	(28,216,352)
BALANCE, June 30, 2023	3,381,092	1,014,328	73,446,519	—	—	(64,199,776)	—	—	10,261,071
Sales of ordinary shares	2,812,833	843,850	3,150,372	—	—	—	—	—	3,994,222
Issuance of ordinary shares for compensation	34,240	10,272	62,958	—	—	—	—	—	73,230
Conversion of convertible debenture into ordinary shares	680,183	204,055	1,020,271	—	—	—	—	—	1,224,326
Warrants issued with convertible debenture	—	—	2,560,858	—	—	—	—	—	2,560,858
Exercise of warrants	850,000	255,000	896,903	—	—	—	—	—	1,151,903
Exchange of warrants for convertible debenture	—	—	(71,319)	—	—	—	—	—	(71,319)
Noncontrolling interests acquired	—	—	—	—	—	—	—	250	250
Net loss	—	—	—	—	—	(17,531,647)	—	(753,311)	(18,284,958)
BALANCE, June 30, 2024	7,758,348	$2,327,505	$81,066,562	$—	$—	$(81,731,423)	$—	$(753,061)	$909,583

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended June 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,284,958)	$(28,216,352)	$(2,165,491)
Net income from discontinued operations	—	—	3,177,185
Net loss from continuing operations	(18,284,958)	(28,216,352)	(5,342,676)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	900,938	5,361,955	276,763
Provision for expected credit losses	1,131,988	3,273,860	—
Realized gain on sale/exchange of cryptocurrencies	(94,149)	(676,015)	—
Impairment loss of cryptocurrencies	7,102	181,263	50,463
Impairment loss of long-lived assets	6,472,266	16,691,803	—
Impairment loss of long-term investment	2,389,698	610,302	—
Stock compensation expense	73,230	67,271	1,622,086
Amortization of convertible debenture issuance costs and discounts	1,125,067	357,995	—
Interest expense of convertible debenture	587,170	190,996	54,137
Interest expense of third party loans	8,515	36,380	—
Gain on debt settlement	—	—	(823,749)
Loss on warrants settlement	1,928,681	—	—
Changes in operating assets and liabilities
Cryptocurrencies - mining, net of mining pool operating fees	(2,676,138)	(5,832,252)	(192,351)
Other receivables	(2,982,107)	1,014,989	(686,750)
Prepayments	205,264	(322,972)	(18,066,337)
Security deposits	660,552	(199,800)	(1,151,851)
Accounts payable	(667,912)	667,912	—
Other payables and accrued liabilities	1,285,559	31,078	294,809
Taxes payable	—	—	(349,960)
Net cash used in operating activities from continuing operations	(7,929,234)	(6,761,587)	(24,315,416)
Net cash provided by operating activities from discontinued operations	—	—	10,080,079
Net cash used in operating activities	(7,929,234)	(6,761,587)	(14,235,337)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of cryptocurrencies	4,668,828	4,384,562	—
Purchases of plant and equipment	—	(115,033)	(8,302,893)
Loans to third parties	(3,645,822)	—	(3,000,000)
Proceeds from investment of subsidiaries' noncontrolling interests	250	—	—
Net cash provided by (used in) investing activities from continuing operations	1,023,256	4,269,529	(11,302,893)
Net cash used in investing activities from discontinued operations	—	—	(3,177)
Net cash provided by (used in) investing activities	1,023,256	4,269,529	(11,306,070)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	—	354,903	—
Proceeds from other payables - related parties, net	—	—	645,096
Proceeds from issuance of ordinary shares through public offerings	—	—	35,044,524
Proceeds from issuance of ordinary shares through private offerings	3,994,222	—	—
Proceeds from third party loans	—	819,000	—
Repayments to third party loans	(819,000)	—	—
Payments of convertible debenture interest expense	(587,170)	(190,996)	(54,137)
Payments of third party loans interest expense	(8,515)	(36,380)	—
Proceeds from convertible debentures, net of issuance costs	6,127,334	1,844,000	—
Repayments to convertible debenture	(1,560,000)	(300,000)	—
Proceeds from exercise of warrants	1,151,903	—	—
Net cash provided by financing activities from continuing operations	8,298,774	2,490,527	35,635,483
Net cash used in financing activities from discontinued operations	—	—	(9,698,610)
Net cash provided by financing activities	8,298,774	2,490,527	25,936,873

EFFECT OF EXCHANGE RATE ON CASH	—	—	(7,487)

CHANGES IN CASH AND CASH EQUIVALENTS	1,392,796	(1,531)	387,979

CASH AND CASH EQUIVALENTS, beginning of year	16,274	17,805	105,931

CASH AND CASH EQUIVALENTS, end of year	1,409,070	16,274	493,910

LESS: CASH FROM DISCONTINUED OPERATIONS	—	—	476,105

CASH FROM CONTINUING OPERATIONS	$1,409,070	$16,274	$17,805

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$—
Cash paid for interest	$270,170	$89,589	$—

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party from disposal of subsidiary	$—	$—	$1,000,000
Conversion of convertible debenture into ordinary shares	$—	$—	$1,300,000
Exchange of warrants for convertible debenture	$2,000,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Organization

Bit Origin Ltd (“Bit Origin” or the “Company”), formerly known as China Xiangtai Food Co., Ltd., is a holding company incorporated on January 23, 2018, under the laws of the Cayman Islands. Bit Origin has no substantive operations other than holding all of the outstanding share capital of the following entities: SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd (“SonicHash Singapore”) and SonicHash LLC (“SonicHash US”), and holding 55% of the outstanding share capital of Sonic Auspice DC LLC (“Sonic Auspice”).

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

Sonic Auspice DC LLC was formed by a third party under the laws of the State of Delaware on November 30, 2023. It was formed to engage in building cryptocurrency mining facilities in the United States, including a brand-new 25MW cryptocurrency mining data center, in Cheyenne, Wyoming. The Company purchased 55% of total interests from the third party at a purchase price of $750 on December 7, 2023.

The Bitcoin mining business started generating revenue in May 2022. In December 2023, the Company temporarily ceased the Bitcoin mining operations due to the high operating costs in the United States. It is currently exploring strategic opportunities to revitalize its Bitcoin mining operations.

WVM (“Xiangtai BVI”) is a holding company holding all of the outstanding equity of CVS Limited, (“Xiangtai HK”). Xiangtai HK is also a holding company holding all of the outstanding equity of Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”), which controls subsidiaries and variable interest entities (VIEs) based in China. China Silanchi Holding Limited (“Silanchi”) is a holding company holding all of the outstanding equity of Haochuangge Limited, (“Haochuangge HK”). Haochuangge HK is also a holding company holding all of the outstanding equity of Beijing Gangyixing Technology Ltd. (“Gangyixing WFOE”), which controls Beijing Fu Tong Ge Technology Co., Ltd. (“Fu Tong Ge”), a VIE based in China. Silanchi and its subsidiaries and VIEs are currently not engaging in any active business. The Company disposed Xiangtai BVI and Silanchi on April 27, 2022. As a result, the historic results of operations for the Company’s disposed business are reported as discontinued operations under the guidance of Accounting Standards Codification 205 (See Note 3).

Consolidation Scope

The accompanying consolidated financial statements reflect the activities of Bit Origin and each of the following entities:

Name	Background	Ownership
SonicHash Canada	· A Canada company	100% owned by Bit Origin
SonicHash Singapore (1)	· A Singapore company	100% owned by Bit Origin
SonicHash US	· A US company	100% owned by Bit Origin
Sonic Auspice DC LLC	· A US company	55% owned by Bit Origin
Xiangtai BVI	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI *Disposed in April 2022
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK *Disposed in April 2022
CQ Penglin	· A PRC limited liability company · Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE *Disposed in April 2022
GA Yongpeng	· A PRC limited liability company · Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE *Disposed in April 2022
CQ Pengmei	· A PRC limited liability company · Grocery stores selling daily necessities	100% owned by Xiangtai WFOE *Disposed in April 2022
JMC	· A PRC limited liability company · Feed raw materials and formula solutions wholesales.	51 % VIE of Xiangtai WFOE *Disposed in April 2022
Silanchi	· A British Virgin Islands company	100% owned by Bit Origin *Disposed in April 2022
Haochuangge	· A Hong Kong company	100% owned by Silanchi *Disposed in April 2022
Gangyixing WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Haochuangge *Disposed in April 2022
Fu Tong Ge	· A PRC limited liability company	VIE of Gangyixing WFOE *Disposed in April 2022

(1) The entity was subsequently struck off on September 4, 2024.

Note 2 – Summary of significant accounting policies

Liquidity

In December 2023, the Company temporarily ceased the Bitcoin mining operations. In assessing the Company’s liquidity, the Company monitors and analyzes the cash on-hand and its operating expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, the Company has financed its operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of June 30, 2024, the Company had working capital of approximately $4.2 million. The Company signed a sales representative agreement with a third party in the business of selling Aethir Cloud rendering miners on June 7, 2024. The Company made an advance payment in the amount of $1.0 million to the third party in July 2024 and received 1,112 Aethir Cloud rendering miners in return. The Company can use the Bitcoins it mined and the miners it purchased to pledge and finance. In addition, equity financing has been utilized to finance the Company’s working capital requirements and capital expenditures.

These circumstances give rise to substantial doubt that the Company will continue as a going concern and these consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs into our judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Significant estimates are used when accounting for items and matters including standalone selling price of each distinct performance obligation in revenue recognition, determinations of the useful lives and impairment of long-lived assets, allowances for expected credit losses, realization of deferred tax assets and uncertain tax position, fair value of the Company’s share price to determine the beneficial conversion feature (“BCF”) within the convertible debentures, fair value of the share-based compensation, and fair value of the warrants issued.

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

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 3 – Discontinued operations.

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

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended June 30, 2024, 2023 and 2022, $7,102, $181,263 and $50,463 impairment loss was recognized, respectively.

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

Other receivables, net

Other receivables include receivable due to exercised underwriting offering over-allotment option, advances to a third party, and receivable due from buyer of disposed entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. During the years ended June 30, 2024, 2023 and 2022, $389,528, $2,582,761 and nil provision for expected credit losses was recognized, respectively.

Loans receivable, net

Loans receivable are recorded at the cash amount disbursed to originate the loans, net of allowance that estimated on a regular basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions. The Company continues to evaluate the reasonableness of the allowance policy and update if necessary. During the years ended June 30, 2024, 2023 and 2022, $275,500, nil and nil provision for expected credit losses was recognized, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing July 1, 2023, the Company adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which are other receivables and loans receivable. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations. Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Prepayments, net

Prepayments are cash advanced to service providers for future services. This amount is refundable and bears no interest. During the years ended June 30, 2024, 2023 and 2022, $117,000, nil and nil provision for expected credit losses was recognized, respectively.

Security deposits, net

Security deposits are cash deposited to mining services providers with a term of one year. This amount is refundable and bears no interest. Management regularly reviews the deposit accounts and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. During the years ended June 30, 2024, 2023 and 2022, nil, $691,099 and nil provision for expected credit losses was recognized, respectively.

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

Long-term investment, net

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

For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in net income (loss) equal to the difference between the carrying value and fair value. During the years ended June 30, 2024, 2023, and 2022, the Company recorded $2,389,698, $610,302 and nil impairment loss for this long-term investment, respectively.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2024, 2023 and 2022, $6,472,266, $16,691,803 and nil impairment of long-lived assets was recognized, respectively.

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

ASC 820-10-20 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The accounting standards establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

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

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

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

A total of warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 858,770 (28,626 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share, a total of warrants to purchase up to 18,124,400 (604,147 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 906,220 (30,207 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.89 (US$26.70 after Reverse Share Split) per share, a total of warrants to purchase up to 563,726 (18,791 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.51 (US$15.30 after Reverse Share Split) per share, and a total of warrants to purchase up to 5,925,599 (4,523,333 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.2 (US$1.3552 after Reverse Share Split) per share, and a total of warrants to purchase up to 1,070,719 ordinary shares in a concurrent private placement with an exercise price of US$5.44 per share are excluded in the diluted EPS calculation for the year ended June 30, 2024 due to their anti-diluted effect.

A total of warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 858,770 (28,626 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share, a total of warrants to purchase up to 18,124,400 (604,147 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 906,220 (30,207 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.89 (US$26.70 after Reverse Share Split) per share, a total of warrants to purchase up to 563,726 (18,791 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.51 (US$15.30 after Reverse Share Split) per share, and a total of warrants to purchase up to 5,925,599 (4,523,333 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.2 (US$1.3552 after Reverse Share Split) per share are excluded in the diluted EPS calculation for the year ended June 30, 2023 due to their anti-diluted effect.

A total of 4,667 (156 after Reverse Share Split) warrants with weighted average effect of 1,867 (62 after Reverse Share Split) ordinary shares using treasury share method, a total of 95,000 (3,167 after Reverse Share Split) vested stock options issued on August 1, 2019 with conversion effect of 71,250 (2,375 after Reverse Share Split) ordinary shares, a total of warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, a total of warrants to purchase up to 858,770 (28,626 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share, a total of warrants to purchase up to 18,124,400 (604,147 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, and a total of warrants to purchase up to 906,220 (30,207 after Reverse Share Split) ordinary shares in a concurrent private placement with an exercise price of US$0.89 (US$26.70 after Reverse Share Split) per share are excluded in the diluted EPS calculation for the year ended June 30, 2022 due to their anti-diluted effect.

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

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If amendments are adopted in an interim period, they must be adopted as of the beginning of the fiscal year that includes that interim period. The amendments in this ASU require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

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

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the year ended June 30, 2022.

For the Year Ended
June 30,
2022
REVENUES:
Supermarket and grocery store	$—
Farmers’ market	4,201,877
Feed raw materials	23,651,802
Total revenues	27,853,679

COST OF REVENUES:
Supermarket and grocery store	—
Farmers’ market	4,189,686
Feed raw materials	22,499,787
Total cost of revenues	26,689,473

Gross profit	1,164,206

OPERATING EXPENSES:
Selling	58,625
General and administrative	611,490
Provision for doubtful accounts	27,380,572
Total operating expenses	28,050,687

Loss from operations	(26,886,481)

OTHER INCOME (EXPENSES)
Interest income	494
Interest expense	(1,483,947)
Other finance expense	(2,677)
Other expense, net	(9,545)
Total other expenses, net	(1,495,675)

Loss before income taxes	(28,382,156)

Income tax expense	2,551,113

Net loss from discontinued operations	$(30,933,269)

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

Note 4 – Cryptocurrencies

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the years ended June 30, 2024, 2023 and 2022:

	Quantities (in coins)		Cryptocurrencies
	BTC		Amounts
Balance on July 1, 2021	—		$—
Revenue recognized from cryptocurrencies mined	7.17		192,351
Hosting fees settled in cryptocurrencies	—		—
Proceeds from sale of cryptocurrencies	—		—
Realized gain on sale/exchange of cryptocurrencies	—		—
Impairment loss of cryptocurrencies	—		(50,463)
Balance on June 30, 2022	7.17		$141,888
Revenue recognized from cryptocurrencies mined	272.38		6,261,091
Hosting fees settled in cryptocurrencies	(22.14)		(428,839)
Proceeds from sale of cryptocurrencies	(175.09)		(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—		676,015
Impairment loss of cryptocurrencies	—		(181,263)
Balance on June 30, 2023	82.32	*	$2,084,330
Revenue recognized from cryptocurrencies mined	95.62		2,888,482
Hosting fees settled in cryptocurrencies	(7.60)		(212,344)
Proceeds from sale of cryptocurrencies	(165.87)		(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—		94,149
Impairment loss of cryptocurrencies	—		(7,102)
Balance on June 30, 2024	4.47		$178,687

* A total of 55 BTCs out of the 82.32 BTCs on June 30, 2023 was pledged in and held by a third party’s wallet for the Company’s third-party loans (see Note 10).

Note 5 – Other receivables, net

Other receivables, net consist of the following:

	June 30,	June 30,
	2024	2023
Advances to third parties[1]	$1,996,944	$118,212
Interest receivables	97,917	—
Receivable due from buyer of disposed entities[2]	2,582,761	2,582,761
Total other receivables	4,677,622	2,700,973
Less: allowance for expected credit losses	(2,972,289)	(2,582,761)
Total other receivables, net	$1,705,333	$118,212

[1] Non-trade advances to third parties are short term in nature and are due on demand with no interest bearing. These advances were refundable and made in relation to establishing relationship for potential service providers of Bitcoin mining operations. The Company subsequently received a total of $800,343 repayments from the third parties in October 2024.

[2] As of June 30, 2023, the receivable due from buyer of disposed entities was fully impaired.

Note 6 – Loans receivable, net

Outstanding balances on loans receivable consist of the following as of June 30, 2024 and 2023:

				June 30,	June 30,
Third parties	Maturities	Interest rate	Collateral/Guarantee	2024	2023
A	December 15, 2024 (Fully repaid in October and December 2024, respectively)	15.0%	None	$950,000	$—
A	January 5, 2025	5.0%	None	500,000	—
A	April 30, 2025	10.0%	None	1,600,000	—
B	October 28, 2024 (Fully repaid in October 2024)	0.0%	None	595,822	—
Loans receivable from third parties				3,645,822	—
Allowance for credit losses				(275,500)	—
Loans receivable, net				$3,370,322	$—

Interest income of the above loans receivable for the years ended June 30, 2024 and 2023 amounted to $97,917 and nil, respectively. These loans were refundable and made in relation to establishing relationship for potential service providers of Bitcoin mining operations.

Note 7 – Plant and equipment, net

Plant and equipment, net consist of the following:

	June 30,	June 30,
	2024	2023
Cryptocurrency mining equipment	$—	$29,703,726
Less: accumulated depreciation	—	(5,638,718)
Total plant and equipment, net	—	24,065,008
Less: impairment loss	—	(16,691,803)
Plant and equipment, net	$—	$7,373,205

During the year ended June 30, 2023, the Company purchased additional cryptocurrency mining equipment of $21,400,833 by capitalizing prepayments amounted to $18,175,800, shipping costs of $115,033 and the issuance of ordinary shares amounted to $3,110,000, respectively.

Depreciation expense for those mining equipment amounted to $900,938, $5,361,955 and $276,763 during the years ended June 30, 2024, 2023 and 2022, and the depreciation expense was included in the cost of revenues.

During the years ended June 30, 2024 and 2023, the Company’s operating performance was adversely affected by challenging business climate, such as a decrease in the price of Bitcoin and a resulting decrease in the market price of cryptocurrency mining equipment. Furthermore, both primary and secondary market prices for cryptocurrency mining equipment used by the Company in its business operations experienced significant declines from previous levels. Based on management’s impairment assessment, there is indication that the estimated fair value of the mining equipment was less than their net carrying value as of June 30, 2023 and an impairment charge of $16,691,803 was recognized, decreasing the net carrying value of the Company’s cryptocurrency mining equipment to their estimated fair value. During the year ended June 30, 2024, an impairment charge of $6,472,266 was recognized, decreasing the net carrying value the cryptocurrency mining equipment to nil. The Company wrote off all those miners as of June 30, 2024.

The Company has utilized the income approach to estimate the fair value of its cryptocurrency mining equipment, based on various estimates developed by management. This approach involves estimating the present value of expected future cash flows generated by the asset, using various assumptions and inputs. These assumptions and inputs include power costs, Bitcoin network hash rate and market value of Bitcoin. The estimates used are considered unobservable Level 3 inputs, which are used to measure fair value when relevant observable inputs are not available. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of this nonrecurring fair value measurement involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from the Company’s estimates, and the difference may be material. As part of the sensitivity analysis,, continued elevated power costs, continued increases in the Bitcoin network hash rate, and further decreases in the value of Bitcoin in the market could result in further impairment of the Company’s cryptocurrency mining equipment.

The Company signed a sales representative agreement with a third party in the business of selling Aethir Cloud rendering miners on June 7, 2024. The Company made an advance payment in the amount of $1.0 million to the third party in July 2024 and received 1,112 Aethir Cloud rendering miners in return.

Note 8 – Long-term investment, net

	June 30,	June 30,
	2024	2023
Cost of long-term investment	3,000,000	3,000,000
Less: impairment loss	(3,000,000)	(610,302)
Long-term investment, net	$—	$2,389,698

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

The Company has utilized the market comparison approach to estimate the fair value of its investment and cross-checked by direct comparisons with transactions of comparable mining facility within the vicinity and elsewhere, based on various estimates developed by management. The estimates used are considered unobservable Level 3 inputs, which are used to measure fair value when relevant observable inputs are not available. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of this nonrecurring fair value measurement involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from the Company’s estimates, and the difference may be material. As part of sensitivity analysis, lower transacted price in transactions of comparable mining facility within the vicinity and elsewhere could result in further impairment of the Company’s Investment.

Based on management’s impairment assessment, there is indication that the estimated fair value of the mining facility was less than their net carrying value as of June 30, 2023 and an impairment charge of $610,302 was recognized, decreasing the net carrying value of the Investment’s mining facility to their estimated fair value. During the year ended June 30, 2024, an impairment charge of $2,389,698 was recognized, decreasing the net carrying value the Investment’s mining facility to nil.

Note 9 – Credit facilities

Loans from third parties

Outstanding balances of third-party loans consisted of the following:

		Weighted average	Collateral/	June 30,		June 30,
Name of lender	Maturities	interest rate	Guarantee	2024		2023

Pony Partners Ltd	August 30, 2023 (Fully repaid in September 2023)	5.5%	20 BTC	$—		$280,000

Pony Partners Ltd	September 12, 2023 (Fully repaid in September 2023)	5.5%	35 BTC	—		539,000
				$—	*	$819,000

Interest expense pertaining to the above loans amounted to $36,380 was recorded for the year ended June 30, 2023.

*The above loans were fully repaid by the Company in September 2023 by selling the 55 collateralized BTCs.

Note 10 – Related party transactions and balances

As per ASC 850-20, persons who are responsible for achieving the objectives of the entity and who have the authority to establish policies and make decisions are consider as related parties of the Company.

Related party balances

a.	Other receivables – related party:

		June 30,		June 30,
Name of related party	Relationship	2024		2023
Intellectual International Capital LLC (“IIC”)	Significant influence by a former member of the Company’s management (June 30, 2023: member of the Company’s management)	$	*	$118,212	*

* The balance is non-trade advances to the related party and is short term in nature and due on demand with no interest bearing. The Company’s former president, Dr.Jiaming Li, was a senior manager at IIC, and he resigned from Company in November 2023 and was not a related party to the Company pursuant to the definition of Related Parties under ASC 850 from then onwards.

Other than disclosed elsewhere, the Company had the following significant related party transaction for the years ended June 30, 2024, 2023 and 2022:

		June 30,	June 30,	June 30,
Name of related party	Related party	2024	2023	2022
Receipt on behalf of Company	Intellectual International Capital LLC	$3,393,027	$1,205,110	—
Payment on behalf of Company	Intellectual International Capital LLC	(2,812,692)	(1,056,897)	—

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 8% for Alberta. SonicHash Canada had no taxable income as of June 30, 2024 and 2023.

United States

SonicHash US is incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 8.7% for Delaware, 5.75% for Georgia and 5.25% for Indiana. SonicHash US had no taxable income as of June 30, 2024 and 2023.

Singapore

SonicHash Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore had no taxable income as of June 30, 2024 and 2023. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Loss before provision for income taxes consisted of:

	For the year	For the year	For the year
	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2022
Cayman	$(8,833,523)	$(6,034,362)	$(4,936,199)
United States	(9,052,317)	(22,024,619)	(379,349)
Canada	(349,960)	(1,998)	(2,270)
Singapore	(49,158)	(155,373)	(24,858)
	$(18,284,958)	$(28,216,352)	$(5,342,676)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2024, 2023 and 2022:

	June 30,	June 30,	June 30,
	2024	2023	2022
Federal statutory tax rate	21.0%	21.0%	21.0%
State statutory tax rate	5.75%	5.75%	5.75%
Change in valuation allowance	(26.75)%	(26.75)%	(26.75)%
Effective tax rate	—%	—%	—%

Significant components of deferred tax assets were as follows:

	June 30,	June 30,
	2024	2023
Deferred tax assets
Net operating loss carryforward in the U.S.	6,408,628	4,704,833
Net operating loss carryforward in Canada	53,134	640
Net operating loss carryforward in Singapore	38,996	30,639
Valuation allowance	(6,500,758)	(4,736,112)
Total net deferred tax assets	$—	$—

As of June 30, 2024 and 2023, SonicHash US’s net operating loss carry forward for the U.S. income taxes was approximately $29.8 million and $22.0 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $6.5 million and $4.7 million related to its operations as of June 30, 2024 and 2023, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Goods and services tax (”GST”) receivable

SonicHash Canada exported 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200 to SonicHash US ex-tax, 5% GST applied. These equipment were delivered to a mining facility in Georgia, U.S. in April 2022. The export transaction is eligible for GST rebate according to Canadian tax policy. The GST receivable is evaluated to be uncollectible, and the Company made a full allowance of the balance as of June 30, 2024.

Note 12 – Concentration of risks

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In the US, the insurance coverage of each bank is $250,000. As of June 30, 2024 and 2023, cash balance of $375,185 and $563, respectively, were deposited with financial institutions located in US, and $125,185 of which were subject to credit risk. Singapore dollar deposits of non-bank depositors are insured by the Singapore Deposit Insurance Corporation, for up to $75,000 in aggregate per depositor per Scheme member by law. Foreign currency deposits, dual currency investments, structured deposits and other investment products are not insured. As of June 30, 2024 and 2023, cash balance of $1,033,885 and $15,711, respectively, were deposited with financial institutions located in Singapore and were subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company used to trade BTCs on KuCoin and switched to f2pool, which is also a global crypto exchange, in October 2022. Those digital assets are kept in unique and segregated blockchain addresses accessible by the Company and verifiable on blockchain at any time. While the exchange holds the Company’s digital assets, the ownership and operation rights are always 100% attributed to the Company. The digital assets stored on f2pool are not insured. At the end of every day, f2pool automatically transferred the Company’s BTCs from f2pool to the Company’s own cold storage wallet to avoid the risks of exchange platform. As of June 30, 2024, the Company had 4.47 BTCs stored in the Company’s cold storage wallet. Those digital assets stored in cold storage wallets are kept in unique and segregated blockchain addresses accessible by the Company or the lender only.

The Company is also exposed to risk from its other receivables, prepayments and loans receivable. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 13 – Convertible Debentures

Convertible Debenture issued on October 21, 2022

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Investor pursuant to which the Company sold a Convertible Debenture (the “Debenture”) in the original principal amount of $2,100,000 and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. The Company incurred issuance cost of $256,000 in connection with the issuance of the Debenture. The warrants had a fair value of $1,007,799, based upon using the Black-Scholes Options Pricing Model with the following inputs:

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

In addition to a total of $900,000 prepayments in cash, the $1,200,000 remaining balance of the Debenture was converted into 680,183 ordinary shares at a conversion price of $1.8 per share during the year ended June 30, 2024. As of June 30, 2024, the Debenture was fully repaid.

Convertible Debenture issued on December 29, 2023

On December 29, 2023, the Company entered into the Securities Purchase Agreement with the Investor pursuant to which the Company sold a Convertible Debenture (the “Debenture”) in the original principal amount of $6,740,000 and the Warrants to purchase 1,070,719 ordinary shares of the Company, at a purchase price of $6,127,334. The Company incurred issuance cost of $612,666 in connection with the issuance of the Debenture. The warrants had a fair value of $4,399,645, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$4.15
Exercise price	$15.00
Expected terms (in years)	10
Expected volatility	175%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.72%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the Debenture over the payment term using the effective interest rate method, which is estimated to be $6,127,334. The Company allocated $3,566,476 and $2,560,858 net proceeds to the Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as paid-in-capital.

The Debenture is convertible at an initial conversion price equal to $15.00 per ordinary share (the “Conversion Price”), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Debenture upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.95 per ordinary shares, which is 20% of the lower of the (i) the closing price of the ordinary shares immediately preceding the signing of the binding agreement; or (ii) the average closing price of the ordinary shares for the five trading days immediately preceding the signing of the binding agreement. The Holder of the Note will have the right to convert all or a portion of the Note at any time after the date of issuance and prior to the maturity date, which is the thirty-six month anniversary from the date of issuance.

The conversion feature of the Debenture is excluded from the scope of ASC 815 and accounted for as equity. However, due to the conversion price of the Debenture is higher than the market price of the Company on the issuance date, the Company determined that the Debenture does not contain any BCF in accordance with ASC 470-20-25-5.

The Debenture has an interest of the greater of (i) thirteen and a half percent (13.5% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) five (5%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) sixteen percent (16% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) seven and a half (7.5%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

A total of $960,000 prepayments in cash were made to the Debenture during the year ended June 30, 2024. As of June 30, 2024, the remaining principle balance of the Debenture was $5,780,000.

Convertible Debenture issued on May 31, 2024

On May 31, 2024, the Company entered into an Exchange Agreement with the Holder, pursuant to which the Company will issue a senior secured convertible note in the principal amount of $2,000,000 (the “Exchange Note”) in exchange for the cancellation of 500,000 Warrants.

The fair value measurement of the cancelled warrants embedded with the Convertible Debenture issued on October 21, 2022 is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the warrants using the Black-Scholes Options Pricing Model, which is estimated to be $71,319. The Company exchanged the warrants with a senior secured convertible note in the principal amount of $2,000,000, and the difference was accounted for as a loss on warrants settlement.

The Exchange Note is convertible at a conversion price equal to the greater of (x) $0.76 and (y) 95% of (A) the lowest VWAP of the ordinary shares on any trading day during the five (5) trading day period immediately prior to the applicable conversion date (the “Conversion Price”). The Holder of the Exchange Note will have the right to convert all or a portion of the Exchange Note at any time after the date of issuance and prior to the maturity date, which is the twenty-four month anniversary from the date of issuance.

The Exchange Note has an interest of ten percent (10%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum.

The summary of all the Convertible Debentures activity is as follow:

	June 30,	June 30,
	2024	2023
Principal balance	$10,840,000	$2,100,000
Less: conversions into ordinary shares	(1,200,000)	—
Less: repayments in cash	(1,860,000)	(300,000)
Remaining balance	7,780,000	1,800,000
Less: debentures discount and debts issuance cost	(2,615,989)	(543,201)
Total	$5,164,011	$1,256,799
Less: non-current	(3,283,992)	(486,332)
Total current	$1,880,019	$770,467

During the years ended June 30, 2024, 2023 and 2022, the Company made $1,560,000, $300,000 and nil cash repayments to the Convertible Debentures. During the year ended June 30, 2024, the Company issued 680,183 ordinary shares to pay off the outstanding balance and accrued interests of Convertible Debenture issued on October 21, 2022. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method. For the years ended June 30, 2024, 2023 and 2022, amortization of the issuance cost and Debentures discount of $1,125,067, $357,995 and nil, respectively.

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

On February 6, 2024, the Company was approved to increase the authorized ordinary shares from 10,000,000 shares to 500,000,000 shares with the par value remain same at the special shareholders meeting.

Direct offerings and Private placements

November 2021 Registered Direct Offering Warrants

On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value US$0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 (572,514 after Reverse Share Split) ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of US$16,488,396. The purchase price for each Share and the corresponding Warrant is US$0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008 (US$30.24 after Reverse Share Split) per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 858,770 (28,626 after Reverse Share Split) ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.96 (US$28.80 after Reverse Share Split) per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

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

June 2022 Underwriting Offering

The Company entered into an underwriting agreement dated June 3, 2022 (the “Underwriting Agreement”) with Univest Securities, LLC (the “Underwriter”), pursuant to which the Company agreed to sell 9,803,922 ordinary shares (the “Shares”), par value US$0.01 per share, on a firm commitment basis, for gross proceeds of $5 million (the “Offering”). The purchase price for each Share is US$0.51. The Company has granted the Underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. A full exercise of the over-allotment option would increase the total gross proceeds of the offering to approximately $5.75 million. Pursuant to the Underwriting Agreement, the Company has agreed to grant the Underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the Underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the Underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the Underwriter warrants to purchase up to a total of 490,196 ordinary shares (equal to five percent (5%) of the ordinary shares sold in this Offering) (or 563,726 (18,791 after Reverse Share Split) ordinary shares if the Underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 (US$15.30 after Reverse Share Split) per share, which is equal to the public offering price for the ordinary shares in this Offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this Offering, subject to certain adjustments. On June 29, 2022, the Underwriter exercised the 45-day option to purchase an additional 1,470,588 ordinary shares for net proceeds of $686,750, which was received by the Company in July 2022 and the amount is recorded in other receivables as of June 30, 2022.

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

October 2022 Sale of Convertible Debenture

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Investor pursuant to which the Company sold a Convertible Debenture in the original principal amount of $2,100,000 (see Note 12) and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. On the same day, the Company completed its sale to the Investor of the Convertible Debenture and the Warrants pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Convertible Debenture and the Warrants were $1,974,000, prior to deducting transaction fees and estimated expenses.

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

November 2023 Sale of Ordinary Shares

On November 7, 2023 and November 9, 2023, the Company entered into securities purchase agreements with investors for the sale of 2,812,833 ordinary shares for gross proceeds of $3,994,222 at a price of $1.42 per share, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, subject to the satisfaction of customary closing conditions. As of June 30, 2024, the Company had completed the final closing for the sale.

December 2023 Sale of Convertible Debenture

On December 7, 2023, the Company, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Buyer”) relating to the issuance and sale of a senior secured convertible note (the “Note”) in the principal amount of $6,740,000 and warrants to purchase ordinary shares of the Company (the “Warrants” and such ordinary shares underlying the Warrants, the “Warrant Shares”), at a purchase price of $6,127,334. Pursuant to the Securities Purchase Agreement, the Buyer may elect to purchase additional senior secured convertible note in the same form of the Note in an aggregate principal amount shall not exceed $18,000,000 in such additional closings. The Securities Purchase Agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. The initial closing of the Note in the principal amount of $6,740,000 and the Warrants will occur on the date the closing conditions have been satisfied by the Company and the Buyer (the “Closing”). The number of Warrant Shares shall equal to 60% of the quotient of (x) the original principal amount of the Note, divided by (y) the lower of (a) the average volume-weighted average price (“VWAP”) VWAP during the five (5) consecutive trading day period ending and including the trading day immediately preceding the date of the Closing or (b) the average VWAP during the five (5) consecutive trading day period ending and including the trading day immediately preceding the date of the Securities Purchase Agreement.

Share options

In August 2019, the Company issued a total of 95,000 (3,167 after Reverse Share Split) options to two directors of the Company and vested in four equal installments on a quarterly basis with an exercise price of $5.00 ($150.00 after Reverse Share Split) for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee share options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility. Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the years ended June 30, 2024, 2023 and 2022 was nil, nil and $21,140, respectively. As of June 30, 2024, all the options have expired.

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

Restricted Shares Issued for Compensation

The Company entered into an employment agreement with Lucas Wang for the position of Chief Executive Officer. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,896,066 (63,202 after Reverse Share Split) ordinary shares, with 632,022 (21,068 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 21,068 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $540,379 recognized in the year ended June 30, 2022. The 158,005 (5,267 after Reverse Share Split) shares were valued at $0.1703 ($5.109 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $26,909 recognized in the year ended June 30, 2023. A total of 10,534 shares valued at an average $1.595 per share with a total consideration of $16,802 was issued to Lucas Wang in the year ended June 30, 2024. On April 10, 2024, Lucas Wang resigned as the Chief Executive Officer, the Chairman of the Board and a director of the Company and, in his place, Jinghai Jiang, the current Chief Operating Officer of the Company, has been appointed the Chief Executive Officer, the Chairman of the Board and a director of the Company until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

The Company entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 15,801 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $405,296 recognized in the year ended June 30, 2022. The 118,504 (3,951 after Reverse Share Split) shares were valued at $0.1703 ($5.108 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $20,181 recognized in the year ended June 30, 2023. A total of 7,902 shares valued at an average $1.595 per share with a total consideration of $12,604 was issued to Jiaming Li in the year ended June 30, 2024. On November 27, 2023, Jiaming Li tendered his resignation as the President of the Company.

The Company entered into an employment agreement with Jingjing Han for the position of Head of Human Resources and Investors Relationship. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 15,801 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $405,296 recognized in the year ended June 30, 2022. The 118,504 (3,951 after Reverse Share Split) shares were valued at $0.1703 ($5.108 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $20,181 recognized in the year ended June 30, 2023. A total of 15,804 shares valued at an average $2.77 per share with a total consideration of $43,824 was issued to Jingjing Han in the year ended June 30, 2024.

The summary of restricted share grants is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

		Weighted
		Average
		Grant Date	Aggregate
		Fair Value	Intrinsic
	Shares	Per Share	Value
Unvested as of June 30, 2021	—	$—	$—
Granted	52,670	$25.65	$—
Forfeited	—	$—	$—
Vested	(52,670)	$25.65	$—
Unvested as of June 30, 2022	—	$—	$—
Granted	13,169	$5.11	$—
Forfeited	—	$—	$—
Vested	(13,169)	$5.11	$—
Unvested as of June 30, 2023	—	$—	$—
Granted	60,575	$2.14	$—
Forfeited	(26,335)	$2.14	$—
Vested	(34,240)	$2.14	$—
Unvested as of June 30, 2024	—	$—	$—

Warrants

The summary of warrant activity is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2021	156	156	$90.00	2.86
Granted/Acquired	1,254,285	1,254,285	$29.90	5.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2022	1,254,441	1,254,441	$29.91	4.76
Granted/Acquired	4,523,333	4,523,333	$1.3552	7.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2023	5,777,774	5,777,774	$7.55	3.89
Granted/Acquired	1,070,719	1,070,719	$5.44	7.00
Cancellation (see Note 12)	(500,000)	(500,000)	$—	—
Exercised	(850,000)	(850,000)	$1.3552	—
June 30, 2024	5,498,493	5,498,493	$7.22	3.06

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

Operating lease expenses was recorded under general and administrative expenses for the years ended June 30, 2024, 2023 and 2022 amounted to $15,937, $530,591 and $123,134, respectively.

Litigation contingencies

In March 2023, Bit Origin and SonicHash US, along with other named entities, were named as defendants in a state court civil lawsuit filed in Cheyenne, Wyoming by BCB Cheyenne LLC (“BCB” or “Plaintiff”) who had contractual relationship with two of the named defendants, MineOne Wyoming Data Center LLC, the other with Terra Crypto, Inc. Defendant alleges these parties breached their respective contracts. For its part, Bit Origin and SonicHash US, who had no relationship with BCB, were nevertheless alleged to have intentionally interfered with BCB’s contractual relationships with these other parties. Both Bit Origin and SonicHash US were also named as what is known as an “alter ego” defendant pursuant to which a party may be found liable if its later discovered it was acting, in essence, as the alter ego of the primary wrongdoer. Prior to the Company discovering it had been named in this Wyoming lawsuit, the case had been dismissed but simultaneously recommenced in the U.S. District Court in Wyoming against the same parties, with substantively the same causes of action. Bit Origin and SonicHash US were made aware of and appeared in this new federal court litigation denying all material allegations alleged against each of them.

In September 2023, BCB filed an amended complaint to add parties and substitute parties in place of others but leaving Bit Origin and Sonichash US as named defendants accused of intentionally interfering with BCB’s contractual relations. Once again, both companies were also alleged to be alter egos of the primary wrongdoers. In its lawsuit, BCB seeks “no less than $38 million” in compensatory damages. The Company denies any liability to BCB arising out of this lawsuit and is defending this matter vigorously.

The parties mediated this dispute from August 6 to August 8, 2024 and entered into a Settlement Agreement and Mutual Release on October 14, 2024, pursuant to which BTOG agreed to pay $13,050 to cover certain litigation cost of which the amount has been provided as a provision for litigation claim within “other payables and accrued liabilities” as of June 30, 2024.

On October 14, 2024, the court dismissed the lawsuit, granting full releases to all defendants and officially concluding the matter.

Note 16 – Subsequent Events

The Company evaluated all events and transactions that occurred after June 30, 2024, up through December 26, 2024, the date that these consolidated financial statements are available to be issued, unless as disclosed elsewhere in these consolidated financial statements, there are not any material subsequent events that require disclosure in these consolidated financial statements.