Form 20-F
period 2025-06-30
BIT ORIGIN Ltd
filed 2025-10-31
CIK 1735556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

160 Robinson Road, 12F, SBF Center, Singapore 068914

(Address of principal executive offices)

Jinghai Jiang, Chief Executive Officer

347-556-4747

jiang.jh@bitorigin.io

160 Robinson Road, 12F, SBF Center, Singapore 068914

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.000001 per share	BTOG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,211,111 Class A ordinary shares issued and outstanding as of June 30, 2025.

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
Emerging growth company ☐

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

☐  Yes  ☒  No

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“Bit Origin”, “our company”, the “Company”, “we”, “us”, and “our” are to Bit Origin Ltd (formerly known as China Xiangtai Food Co., Ltd.), an exempted company incorporated in the Cayman Islands with limited liability;
●	“Bit Origin SG” are to Bit Origin Pte. Ltd., a Singapore company and a subsidiary of Bit Origin Ltd; and
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“Class A Ordinary Shares” are to the Class A ordinary shares, par value $0.000001 per share, of the Company;
●	“Class B Ordinary Shares” are to the Class B ordinary shares, par value $0.000001 per share, of the Company;
●	“RMB” are to the legal currency of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Sonic Auspice” are to Sonic Auspice DC LLC, a Delaware limited liability company and a subsidiary of Bit Origin Ltd;
●	“SonicHash Canada” are to SonicHash Inc., a company organized under the laws of Alberta, Canada, and a subsidiary of Bit Origin Ltd;
●	“SonicHash US” are to SonicHash LLC, a Delaware limited liability company and a subsidiary of Bit Origin Ltd;
●	“U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States;

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

3.D. Risk Factors

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information-3.D. Risk Factors.”

Risks Related to Our Business and Industry

●	If we are unable to successfully implement our business plan or other business strategies as implemented in the future, it would affect our financial and business condition and results of operations (see page 9 of this annual report);
●	Our results of operations are expected to be impacted by significant fluctuation of Bitcoin and Dogecoin price (see page 9 of this annual report);
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate (see page 9 of this annual report);
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by banks and other financial institutions, may indirectly adversely affect our business operations, financial condition and results of operations (see page 10 of this annual report);
●	We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies (see page 11 of this annual report);

●	The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain (see page 11 of this annual report);
●	There is a lack of liquid markets for cryptocurrencies, and blockchain/Bitcoin-based assets are susceptible to potential manipulation (see page 11 of this annual report);
●	Our Dogecoin may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective (see page 11 of this annual report);
●	Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency (see page 12 of this annual report);
●	We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all (see page 12 of this annual report);
●	Even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.
●	We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business (see page 12 of this annual report);
●	Our indebtedness could adversely affect our ability to raise additional capital to fund operations.
●	New lines of business or new products and services may subject us to additional risks (see page 13 of this annual report);
●	Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted (see page 14 of this annual report);
●	We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our share price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets (see page 14 of this annual report);
●	The recent disruption in the crypto asset markets may harm our reputation (see page 15 of this annual report);
●	Our Cryptocurrency holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents (see page 15 of this annual report);
●	Our board of management have experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected (see page 15 of this annual report); and
●	We may face financing, liquidity, or other risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets we use as collateral or the value of our crypto assets used by others as collateral (see page 16 of this annual report).

Risks Related to Our Corporate Structure

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 16 of this annual report);

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (see page 16 of this annual report);
●	Certain judgments obtained against us by our shareholders may not be enforceable (see page 17 of this annual report);
●	The economic substance legislation of the Cayman Islands may adversely impact us or our operations (see page 17 of this annual report); and
●	We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares (see page 17 of this annual report).

Risks Related to United States Government Regulations

●	We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition (see page 18 of this annual report);
●	A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business (see page 19 of this annual report);
●	If the SEC or another regulatory body considers Bitcoin or Dogecoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements (see page 20 of this annual report);
●	If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations (see page 20 of this annual report);
●	The ongoing evolution of U.S. and foreign regulatory regimes governing digital assets creates uncertainty around whether Bitcoin and other cryptocurrencies will be treated as securities or commodities, which could subject our mining operations to additional regulation and materially and adversely affect our business, financial condition and results of operations (see page 21 of this annual report);
●	Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change (see page 22 of this annual report); and
●	Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business (see page 22 of this annual report).

Risks Related to Canadian Government Regulations

●	The regulations of Alberta Utilities Commission (“AUC”) may have an adverse impact on our Canadian operations (see page 23 of this annual report).

Risks Related to Singaporean Government Regulations

●	Current and future laws and regulations approved by the Singaporean government may have an adverse impact on our operations in Singapore (see page 23 of this annual report).

Risks Related to Our Class A Ordinary Shares

●	The dual-class structure of our Class A and Class B Ordinary Shares has the effect of concentrating voting power with the holders of Class B Ordinary Shares, which could limit the ability of holders of Class A Ordinary Shares to influence corporate matters (see page 24 of this annual report);
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies (see page 24 of this annual report);
●	The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from the Nasdaq or trading could be suspended (see page 25 of this annual report);
●	In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules (see page 25 of this annual report);
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects (see page 26 of this annual report);
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards (see page 26 of this annual report);
●	We will incur increased costs as a result of being a public company, particularly now that we no longer qualify as an “emerging growth company” (see page 27 of this annual report);
●	The requirements of being a public company may strain our resources and divert management’s attention (see page 27 of this annual report);
●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance (see page 27 of this annual report);
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Class A Ordinary Shares for return on your investment (see page 28 of this annual report);
●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future (see page 28 of this annual report);
●	Future financing may cause a dilution in your shareholding or place restrictions on our operations (see page 28 of this annual report);
●	We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report its financial results could be adversely affected (see page 29 of this annual report);
●	There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences (see page 29 of this annual report);

●	Securities analysts may not cover our Class A Ordinary Shares and this may have a negative impact on the market price of our Class A Ordinary Shares (see page 30 of this annual report); and
●	Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares (see page 30 of this annual report).

Risks Related to Our Business and Industry

If we are unable to successfully implement our business plan or other business strategies as implemented in the future, it would affect our financial and business condition and results of operations.

In December 2021, we decided to enter the Bitcoin mining business. In December 2023, we temporarily ceased the Bitcoin mining business in the United States due to the high operating costs. In July 2025, we introduced a dedicated Dogecoin treasury program to advance our strategic development. As of this annual report, we have 70,543,745 Dogecoin, and we also had supplier prepayments for 617 Aethir Cloud rendering miners and 134 MicroBT WhatsMiner M60S ASIC miners, which are available for delivery to customers through our sales representative arrangement. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Our results of operations are expected to be impacted by significant fluctuation of Bitcoin and Dogecoin price.

The price of Bitcoin and Dogecoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$30,477 as of June 30, 2023, US$62,678 as of June 30, 2024, and US$107,135.34 as of June 30, 2025 according to Coin Market Cap. Dogecoin prices ranged from approximately US$0.0665 as of June 30, 2023, US$0.1243 as of June 30, 2024, and US$0.1651 as of June 30, 2025 according to Coin Market Cap.

Any future significant reductions in the price of Bitcoin and Dogecoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin and Dogecoin price will remain high enough to sustain our operation or that the Bitcoin and Dogecoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin and Dogecoin price can have an immediate impact on the trading price of our Class A Ordinary Shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the Bitcoin and Dogecoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin’s price volatility.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs crypto assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not occurred, and may never occur. The growth of this industry in general, and the use of cryptocurrency, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;
●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar blockchain-based systems;

●	changes in consumer demographics and public tastes and preferences;
●	the maintenance and development of the open-source software protocol of the network;
●	the increased consolidation of contributors to the blockchain through mining pools;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;
●	general economic conditions and the regulatory environment relating to cryptocurrencies; and
●	negative consumer sentiment and perception of Bitcoin and Dogecoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin, Dogecoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by banks and other financial institutions, may indirectly adversely affect our business operations, financial condition and results of operations.

A number of companies that engage in cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action. As of the date hereof, we have not experienced any service disruptions with or have our accounts closed by any banks or other financial institutions. To the extent that such events may happen to us, they could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.

A disruption of the Internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies, our business of mining cryptocurrencies and Dogecoin treasury program is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and Dogecoin and other cryptocurrencies, which could increase the price of Bitcoin and Dogecoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease, as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Class A Ordinary Shares. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

There is a lack of liquid markets for cryptocurrencies, and blockchain-based assets are susceptible to potential manipulation.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of Bitcoin and Dogecoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin, Dogecoin, or other cryptocurrencies we mine or otherwise acquire or hold for our own account and harm investors.

Our Dogecoins may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective.

There is a risk that some or all of our Dogecoins could be lost, stolen, or otherwise become inaccessible. We store our Dogecoins in both hot and cold wallets with BitGo Trust Company, Inc. (“BitGo Trust”), a regulated institutional digital asset custodian. Hot wallets, which are connected to the Internet, facilitate transactions but are more vulnerable to hacking and other cyber incidents. Cold wallets, which are kept offline, provide greater protection from external attacks but may result in delayed access to assets during market volatility and carry risks of internal error or misappropriation.

BitGo Trust provides SOC-2-certified, multi-signature, hardware-secured custody solutions designed to safeguard digital assets; however, its systems may still be susceptible to defects, operational failures, or cyber-attacks. Any loss, theft, or restriction on access to our Dogecoin assets held with BitGo Trust could materially and adversely affect our business operations, financial condition, and results of operations.

Hackers or malicious actors may also seek to exploit vulnerabilities in the Dogecoin network, third-party exchanges, mining pools, or storage systems. As we may hold a significant amount of Dogecoin, we could become a more attractive target for cyber-attacks or other security threats. The loss or destruction of a private key required to access our wallets could permanently prevent us from accessing our Dogecoin holdings. Because cryptocurrencies are controllable only by the possessor of both the public and private keys associated with the digital wallet, the loss, theft, or compromise of private keys could have an irreversible effect on our ability to access or transfer our Dogecoins.

Our security infrastructure may also be compromised by human error, insider malfeasance, or sophisticated phishing and social-engineering attacks. The techniques used to obtain unauthorized access to digital-asset systems are constantly evolving and often difficult to detect until after a breach has occurred. If an actual or perceived breach of our security systems occurs, the market perception of our security measures could be harmed, and we could suffer financial losses, reputational damage, and operational disruption. Any such event could materially and adversely affect our business, financial condition, and results of operations.

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

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to acquire Bitcoins or Dogecoins. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

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

We currently have three outstanding secured convertible debentures in an aggregate original principal amount of $16,338,506 (excluding interest accrued thereon).

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

In response to these events, the digital asset markets, including the market for Bitcoin and Dogecoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in cryptocurrencies. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

We had no direct and material exposure to FTX or any of the above-mentioned cryptocurrency companies. We will not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the failure or insolvency of large exchanges and key institutions in the cryptocurrency asset industry like FTX may cause the price of Bitcoin and Dogecoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition as all our revenue was from Bitcoin mining production during the fiscal year ended June 30, 2024 and 2023. In particular, our production in November 2022 was negatively affected by the strong volatility of the Bitcoin price. As a result, we scaled down our operations to cut down costs. In December 2022, due to high energy price and the Georgia site’s weak condition in general, SonicHash US ceased the operation of the miners in the Georgia site and shipped 1,490 miners that were deployed in the Georgia site to the mining facility in Marion, Indiana and were deployed in January 2023. We ceased the operation of the miners in the Indiana site in September 2023 and moved all the miners to the Wyoming site. In December 2023, we ceased the operations of the miners in the Wyoming site in December 2023 due to the high operating costs in the United States. In addition, in December 2022, we reached an agreement with Your Choice 4 CA, Inc., the host of the mining facility in Marion, Indiana, that the hosting fee is adjusted to equal to the sum of (i) the electricity cost of the mining activities and (ii) 50% of SonicHash US’s profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity cost. The market price of the Bitcoins is the daily Bitcoin closing price available at CoinMarketCap.com as of the day immediately prior to the day that we receive the electricity bill. The new fee structure decreased our cost significantly in December 2022. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware.

As of the date of this annual report, we hold 70,543,745 Dogecoins. We cannot assure that the Dogecoin price will remain high enough to sustain our operation or that the Dogecoin price will not decline significantly in the future. Fluctuations in the Dogecoin price have had and are expected to continue to have an immediate impact on the trading price of our Class A Ordinary Shares even before our financial performance is affected, if at all. To the extent investors view our Class A Ordinary Shares as linked to the value of our Dogecoin holdings, these potential consequences of a Dogecoin trading venue’s failure could have a material adverse effect on the market value of our Class A Ordinary Shares.

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

To the extent our counterparties/suppliers view our business as linked to the value of our Dogecoin holdings, they may lose confidence in enter into business with us and may deem our business to be risky. It may be difficult for us to reach the same business terms with such counterparties/suppliers like we did before. For example, our suppliers would require more deposits or advance payments from us.

In addition, additional regulations may subject us to investigation, administrative or regulatory proceedings, and civil or criminal litigations, all of which could harm our reputation and affect our business operation and the value of our Class A Ordinary Shares. If we have difficulties to comply with such additional regulatory and registration requirements, we may have to cease certain or all of our operations. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

Our cryptocurrency holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

We hold cryptocurrency in order to enjoy the potential benefits of the appreciation of the Dogecoin price. We do not currently store cryptocurrency on any trading platform. Historically, the cryptocurrency markets have been characterized by more price volatility, less liquidity, and lower trading volumes compared to sovereign currencies markets, as well as relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, and various other risks inherent in its entirely electronic, virtual form and decentralized network. As a result, our cryptocurrency holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. If the cryptocurrency price decreases when we trade the cryptocurrency for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact.

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

However, the Dogecoin Treasury and related industries are emerging and evolving, which may lead to period-to-period variability and may make it difficult to evaluate our risk exposures. If we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected.

We may face financing, liquidity, or other risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets we use as collateral or the value of our crypto assets used by others as collateral.

As of the date of this annual report, we pledged 40,543,745 of our Dogecoins as collateral for financings and convertible notes. A significant decrease of value of Dogecoins may lead us to receive a margin call from our lender and require us to pledge more Dogecoins or provide other types of collaterals. If we fail to do so, the lender may seize the Dogecoins pledged and result a financial loss for us. In addition, it will limit our ability to obtain additional financing.

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

We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.

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

If the SEC or another regulatory body considers Bitcoin or Dogecoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements.

In general, novel or unique assets such as Bitcoin, Dogecoin, and other digital assets may be classified as securities if they meet the definition of investment contracts under U.S. law. In recent years, the offer and sale of digital assets other than Bitcoin, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the SEC. While we believe that Bitcoin and Dogecoin are unlikely to be considered an investment contract, and thus a security under the investment contract definition, we cannot provide any assurances that digital assets that we mine or otherwise acquire or hold for our own account, including Bitcoin and Dogecoin, will never be classified as securities under U.S. law. This would obligate us to comply with registration and other requirements by the SEC and, therefore, cause us to incur significant, non-recurring expenses, thereby materially and adversely impacting an investment in the Company.

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

The ongoing evolution of U.S. and foreign regulatory regimes governing digital assets creates uncertainty around whether Bitcoin and other cryptocurrencies will be treated as securities or commodities, which could subject our mining operations to additional regulation and materially and adversely affect our business, financial condition and results of operations.

In March 2022, President Biden signed an executive order directing federal agencies to study cryptocurrencies and consider potential regulatory frameworks, including evaluation of a U.S. central-bank digital currency (CBDC). Since then, federal legislators and regulators have advanced a series of proposals that could redefine how digital assets are classified and supervised. For example, the Guiding and Establishing National Innovation for U.S. Stablecoins Act (GENIUS Act), signed in July 2025, established the first U.S. framework for payment stablecoins by requiring that such tokens be fully backed by high-quality liquid assets and treated as payment instruments rather than securities. The Digital Asset Market Clarity Act (CLARITY Act), which passed the U.S. House of Representatives in 2025 but has not yet been enacted, would allocate jurisdiction over digital commodities to the Commodity Futures Trading Commission (CFTC) and over digital securities to the Securities and Exchange Commission (SEC) and would impose registration, customer protection and anti-money-laundering obligations on exchanges and brokers. The CLARITY Act also includes provisions allowing issuers to self-certify that a token is a digital commodity and safe-harbor exemptions for peer-to-peer transactions. These legislative efforts illustrate Congress’ intent to delineate categories of digital assets, but their ultimate scope and effect remain uncertain.

Separately, federal agencies continue to interpret and enforce existing laws. The CFTC currently views Bitcoin and certain other cryptocurrencies as commodities, a position supported by several federal court decisions. The Commodities Exchange Act of 1936 (CEA) does not impose direct obligations on us for mining or exchanging Bitcoin. However, the CEA and related CFTC regulations apply to transactions involving futures, options, swaps or leveraged or margined transactions that do not result in delivery within 28 days. Changes in the CEA, its implementing regulations or interpretations could subject Bitcoin to additional oversight. The CFTC has authority to pursue enforcement actions against persons who engage in market manipulation or deceptive practices in any contract of sale of a commodity in interstate commerce, including spot transactions in Bitcoin. While the CFTC has not yet promulgated rules governing spot Bitcoin transactions, it has pursued enforcement actions in connection with fraud and manipulation. Moreover, state securities regulators continue to bring enforcement actions under state “blue sky” laws and have urged Congress to preserve state antifraud authority even as federal legislation advances. If our mining activities were deemed to constitute an investment contract or pooled investment in derivatives, we could be required to register as a commodity pool operator or otherwise comply with CFTC regulations, which would impose significant compliance costs. We may decide not to pursue such registrations, which could force us to cease certain operations.

The SEC has stated that many digital assets may be securities under existing securities laws and has pursued enforcement actions against token issuers and intermediaries. Senior SEC officials have indicated that Bitcoin is not a security, yet these statements are non-binding and could be revisited. The SEC’s FinHub published a framework for analyzing whether a token is an investment contract, but this framework is not a rule and does not bind courts or the Commission. The SEC’s Spring 2025 regulatory agenda contemplates new rules addressing offers and sales of digital assets, trading on alternative trading systems and custody of digital-asset securities. In early 2024 the SEC approved several spot-Bitcoin exchange-traded products, and in September 2025 it adopted generic listing standards for commodity-based exchange-traded products, signalling a willingness to permit trading of certain digital-asset products. At the same time, the Commission has argued in court that many tokens are unregistered securities and has obtained settlements or judgments accordingly. Should the SEC or a court determine that Bitcoin, Dogecoin or other tokens we mine constitute securities, we could be required to register as an issuer of securities, comply with the reporting and disclosure requirements of the Securities Exchange Act of 1934, and adhere to the Investment Company Act of 1940 and other federal securities laws. We could also face private litigation or governmental enforcement for offers or sales of unregistered securities.

In addition to securities and commodities laws, other regulatory developments create further compliance risks. In October 2023, the Financial Crimes Enforcement Network (FinCEN) proposed a rule identifying convertible virtual-currency mixing as a transaction of primary money-laundering concern and requiring financial institutions to report mixing transactions with foreign counterparties. On August 4 2025, FinCEN issued a notice urging financial institutions to monitor CVC kiosks for scam payments and reminding operators of their Bank Secrecy Act obligations. These actions signal increased AML scrutiny across the crypto ecosystem and could lead to additional compliance obligations for businesses operating mining pools or offering custodial services. Separately, ASU 2023-08 issued by the Financial Accounting Standards Board requires companies to measure certain crypto assets at fair value with changes recognised in earnings, effective for public companies in fiscal years beginning after December 15 2024. Although this accounting guidance does not directly regulate our operations, it may affect how investors perceive volatility in our financial statements.

The regulatory treatment of Bitcoin and other digital assets may also change based on how they are used. For example, tokens that confer governance rights, pay dividends or represent fractionalized interests in underlying assets may be more likely to be deemed securities. Decentralized finance platforms and staking programs have attracted regulatory attention and could influence how miners are regulated. Because our business involves pooling computational resources to secure the Bitcoin blockchain and sharing rewards among hash-rate contributors, regulators could view our activities as a collective investment vehicle. If regulators or courts classify our mining rewards as distributions of a security or our arrangements as derivative transactions, we may need to register and comply with additional regulatory regimes. Any such classification could require significant changes to our business model, impose additional costs, or subject us to fines and penalties.

Given the dynamic and uncertain regulatory environment, we cannot predict whether Bitcoin or other digital assets we hold or mine will be classified as a security, a commodity, a currency or a new form of regulated financial instrument. We also cannot predict whether any future legislation will preempt state laws or expand federal jurisdiction. Any new regulation—whether issued by the SEC, the CFTC, FinCEN, the IRS or state authorities—could require us to incur substantial compliance costs, limit our ability to mine or hold digital assets, restrict our access to markets, or require us to register as a commodity pool operator or broker-dealer. If we fail to comply with applicable regulations or if regulators determine that our operations violate securities or commodities laws, we could be subject to investigations, enforcement actions, civil or criminal penalties, and private litigation. Such outcomes could have a material adverse effect on our business, financial condition and results of operations.

Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change.

While there has been limited precedent set for the financial accounting of digital assets and related revenue recognition, on December 13, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. Under this new guidance, entities are required to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. Besides ASU 2023-08 issued, there has been little official guidance provided by the FASB, the Public Company Accounting Oversight Board (PCAOB) or the SEC, it is unclear how companies may in the future be required to account for Bitcoin, Dogecoin and other digital assets transactions and related revenue recognition. A change in regulatory or financial accounting standards or interpretation by the SEC could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our acquired Dogecoins and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets and related transactions, many significant aspects of the U.S. federal income and applicable state, local and non-U.S. tax treatment of transactions involving digital assets, such as the purchase and sale of Bitcoin and Dogecoin and the receipt of staking rewards and other digital asset incentives and rewards products, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of digital assets and related transactions.

Current IRS guidance indicates that for U.S. federal income tax purposes digital assets such as Bitcoins and Dogecoins should be treated and taxed as property, and that transactions involving the payment of Bitcoins and Dogecoins for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to taxable income and guidance with respect to the determination of the tax basis of digital currency. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain forks, there continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions, including, but not limited to, staking rewards and other crypto asset incentives and rewards products. While current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin or Dogecoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which is generally favorable for investors in Bitcoin or Dogecoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that other state, local and non-U.S. taxing authorities or courts will follow the approach of the IRS with respect to the treatment of digital assets such as Bitcoins or Dogecoins for income tax and sales tax purposes. Any such alteration of existing guidance or issuance of new or different guidance may have negative consequences including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin, generally; in either case potentially having a negative effect on the trading price of Bitcoin or Dogecoin or otherwise negatively impacting our business. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and applicable state, local and non-U.S. tax purposes.

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

Risks Related to Our Class A Ordinary Shares

The dual-class structure of our Class A and Class B Ordinary Shares has the effect of concentrating voting power with the holders of Class B Ordinary Shares, which could limit the ability of holders of Class A Ordinary Shares to influence corporate matters.

We have two classes of ordinary shares. Each Class A Ordinary Share carries one (1) vote, while each Class B Ordinary Share carries twenty (20) votes. As of the date of this report, 88,610,521 Class A Ordinary Share and 768,000 Class B Ordinary Share are outstanding. Such dual-class structure has the effect of concentrating voting power with the holders of Class B Ordinary Shares, which limits the ability of holders of Class A Ordinary Shares to influence the outcome of important transactions, including a change in control, a merger and future amendments to the memorandum and articles of association of the Company.

Any future issuances of additional Class B Ordinary Shares or securities convertible into Class B Ordinary Shares will have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of holders of Class A Ordinary Shares. In addition, the availability of additional Class B Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. Holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to the memorandum and articles of association that are subject to a shareholder vote and other significant corporate actions and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our Company (including a merger or by way of future amendments to the memorandum and articles of association of the Company), could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our Class A Ordinary Shares. This concentrated control may also prevent or discourage unsolicited acquisition proposals or offers for our shares that other shareholders may feel are in their best interest. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Furthermore, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could result in a less active trading market for our Class A Ordinary Shares and also adversely affect the value of our Class A Ordinary Shares.

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

The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from the Nasdaq or trading could be suspended.

The listing of our Class A Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On June 14, 2022, we received a written notification from the Nasdaq Stock Market (“Nasdaq”) that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), as our ordinary shares failed to maintain the Minimum Bid Price Requirement for 30 consecutive business days from May 2, 2022 to June 13, 2022. We were provided 180 calendar days, or until December 12, 2022, to regain compliance, and on December 13, 2022, Nasdaq granted us an additional 180 calendar day period, or until June 12, 2023. On May 23, 2023, we effected a reverse share split in order to regain compliance, and on June 14, 2023, Nasdaq confirmed that we had regained compliance with the Minimum Bid Price Requirement and closed the matter. On June 27, 2024, we again received a notice from Nasdaq that we were not in compliance with the Minimum Bid Price Requirement, as our ordinary shares had traded below US$1.00 per share for 30 consecutive business days from May 14, 2024 to June 26, 2024, and we were provided until December 26, 2024 to regain compliance. On February 21, 2025, Nasdaq notified us that we remained out of compliance, as the closing bid price of our ordinary shares for the 30 consecutive business days from January 7, 2025 to February 20, 2025 was below US$1.00 per share, and we were afforded until August 20, 2025 to regain compliance. On August 28, 2025, Nasdaq granted us an additional 180 calendar day period, or until February 16, 2026, to regain compliance with the Minimum Bid Price Requirement.

Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Ordinary Shares to investors and cause the trading volume of our Class A Ordinary Shares to decline, which could result in a further decline in the market price of our Class A Ordinary Shares

In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Company’s Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Class A Ordinary Shares, which could severely limit the market liquidity of such Class A Ordinary Shares and impede their sale in the secondary market.

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

We will incur increased costs as a result of being a public company, particularly now that we no longer qualify as an “emerging growth company.”

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We no longer qualify as an “emerging growth company,” and as a result we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly now that we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, interim, and current reports with respect to our business and operating results.

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

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of Class A Ordinary Shares or other securities relating to the Class A Ordinary Shares in the public market, including by the Company’s substantial shareholders, or the issuance of new Class A Ordinary Shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the Class A Ordinary Shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the Class A Ordinary Shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

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

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2025 and determined they were not effective as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our income and assets, including goodwill, and the value of our Class A Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2025, 2024, and 2023 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Class A Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our Class A Ordinary Shares.

Securities analysts may not cover our Class A Ordinary Shares and this may have a negative impact on the market price of our Class A Ordinary Shares.

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various non-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A Ordinary Shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A Ordinary Shares, changes their opinion of our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A Ordinary Shares to decline.

Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares.

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

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our Class A Ordinary Shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would expect to strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and the value of any investment in our Class A Ordinary Shares could be greatly reduced or rendered worthless.

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

Bit Origin SG was formed on June 26, 2025 under the laws of Singapore. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business as of the date of this annual report.

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

On May 23, 2023, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on May 18, 2023, the board of directors of the Company approved a reverse share split at a ratio of one-for-thirty (1-for-30) (the “Reverse Share Split”). Upon the opening of the market on May 30, 2023, the Company’s ordinary shares began trading on the Nasdaq Capital Market on a post-Reverse Share Split basis under the current symbol “BTOG”. Every thirty (30) outstanding ordinary shares were combined into and automatically become one post-Reverse Share Split ordinary share. No fractional shares was issued in connection with the Reverse Share Split. Instead, the Company issued one full post-Reverse Share Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process. The par value of the ordinary shares was increased in proportion to the ratio of the Reverse Share Split to $0.30 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Reverse Share Split to 10,000,000 ordinary shares. After the Reverse Share Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Share Split were adjusted by dividing the number of ordinary shares into which the options, warrants and other convertible securities are exercisable or convertible by thirty (30) and multiplying the exercise or conversion price thereof by thirty (30), all in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share. In connection with the Reverse Share Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value.

On March 14, 2025, the Company adopted a dual-class share capital structure (the “Dual-Class Share Capital Structure”) pursuant to which (i) all of the issued and outstanding ordinary shares of US$0.30 par value each were re-designated into Class A Ordinary Shares of US$0.30 par value each, each having one (1) vote per share, on a one-for-one basis, (ii) 25,000,000 authorized but unissued Ordinary Shares were re-designated into 25,000,000 Class B Ordinary Shares of US$0.30 par value each, each having twenty (20) votes per share, on a one-for-one basis, and (iii) the remaining authorized but unissued Ordinary Shares were re-designated into Class A Ordinary Shares on a one-for-one basis, provided that at the time of adoption the Company had not less than 25,000,000 authorized but unissued Ordinary Shares. The Company also effected a reduction of the par value of each authorized share (including all issued shares) from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction the authorized share capital of the Company was US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising 475,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares. Immediately following the effectiveness of the Share Capital Reduction, the Company effected an increase in its authorized share capital (the “Share Capital Increase”) from US$500, divided into 500,000,000 shares of par value US$0.000001 each, to US$15,000, divided into 15,000,000,000 shares of par value US$0.000001 each, comprising 14,250,000,000 Class A Ordinary Shares and 750,000,000 Class B Ordinary Shares, by the creation of 13,775,000,000 new Class A Ordinary Shares and 725,000,000 new Class B Ordinary Shares.

On March 14, 2025, the shareholders of the Company approved a reverse stock split of all of the Company’s authorized shares (including all issued shares), at a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to March 14, 2026.

In May 2025, the Company petitioned the Grand Court of the Cayman Islands (Financial Services Division) under Cause No. FSD 115 of 2025 (DDJ) for a reduction of its authorized share capital. The application sought to reduce the par value of each of the Company’s issued and authorized but unissued ordinary shares from US$0.30 to US$0.000001(the “Capital Reduction”). Following due process and consideration, the Court issued its final order on June 5, 2025, approving the Capital Reduction. The court order was registered by the Cayman Islands General Registry on 28 July 2025. After the Capital Reduction, the authorized share capital of the Company was $500, divided into 500,000,000 shares of par value $0.000001 each, comprising of 475,000,000 Class A Ordinary Shares, par value $0.000001 per share, and 25,000,000 Class B Ordinary Shares, par value $0.000001 per share.

The Company replaced the Fourth Amended and Restated Memorandum and Articles of Association in their entirety with the Fifth Amended and Restated Memorandum and Articles of Association to account for the Capital Reduction. Pursuant to the Fifth Amended and Restated Memorandum and Articles of Association the authorized share capital of the Company is US$15,000 divided into 15,000,000,000 shares of par value $0.000001 each, comprising of 14,250,000,000 Class A Ordinary Shares, par value US$0.000001 per share and 750,000,000 Class B Ordinary Shares, par value US$0.000001 per share. The Fifth Amended and Restated Memorandum and Articles of Association was filed with the General Registry of the Cayman Islands on July 28, 2025.

Corporate Takeover Information

As of the date of this annual report, there have been no indication of any public takeover offers by third parties in respect of the company’s shares or by the company in respect of other companies’ shares which have occurred during the last and current financial year.

Corporate Information

Our principal executive offices are located at 160 Robinson Road, 12F, SBF Center, Singapore 068914. The telephone number of our principal executive offices is 347-556-4747. Our registered office in the Cayman Islands is provided by McGrath Tonner Corporate Services Limited and located at 5th Floor, Genesis Close, George Town, PO Box 446, Grand Cayman, KYl-1106, Cayman Islands. Our corporate website is http://bitorigin.io/. The information contained in our website is not a part of this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Material Licenses and Permits

We and our subsidiaries have obtained all material licenses and approvals required for our operations in the jurisdictions where we operate.

4.B. Business overview

As part of our growth strategy, we have been actively seeking opportunities to deploy emerging technologies, including crypto asset mining and blockchain technologies with diversified expansion strategy. Due to the recent development in the cryptocurrency industry (See “Impact of Recent Developments Regarding Crypto Asset Market” below), we have suspended our mining operations in the United States. As of the date of this annual report, we have launched a Dogecoin treasury strategy and hold 70,543,745 Dogecoin. In addition, Bit Origin Ltd directly enters into the purchase and sale of mining computers to support its treasury and operational activities. As of the date of this annual report, we had supplier prepayments covering 617 Aethir Cloud rendering miners and 134 MicroBT WhatsMiner M60S ASIC miners, which are available for delivery to customers through our sales representative arrangement.

Dogecoin Treasury Strategy

In July 2025, we introduced a dedicated Dogecoin treasury program to advance our strategic development.

Our Doge Treasury Strategy is designed to diversify our balance sheet, enhance liquidity, and align with the evolving landscape of digital finance. By holding DOGE, we aim to increase shareholder value over the long term while embracing a decentralized financial infrastructure.

To support this initiative, we have secured up to $500 million in committed equity and debt financing facilities from institutional investors. These facilities provide flexibility to strategically acquire DOGE in the open market, maintain reserves, and further scale its participation in the blockchain ecosystem.

We believe DOGE’s unique cultural and utility value, widespread retail adoption, and strong liquidity profile make it a compelling digital asset for treasury purposes.

As of the date of this annual report, we hold 70,543,745 Dogecoin.

The price of Dogecoin is highly volatile and subject to rapid fluctuations. In recent periods, the price of Dogecoin has experienced both upward and downward movements, reflecting changes in market sentiment, trading activity, and liquidity conditions across the broader digital-asset markets. The value of Dogecoin may continue to fluctuate significantly in response to factors such as regulatory developments, changes in investor confidence, and volatility in other major cryptocurrencies.

The Company’s finance department continuously monitors Dogecoin market conditions and periodically submits recommendations to the Chief Executive Officer. The Chief Executive Officer determines whether the prevailing trading price is favorable and whether it is necessary to sell Dogecoin holdings to improve cash flow.

If a sale is approved, the Chief Executive Officer instructs the financial manager to transfer the relevant amount of Dogecoin to BitGo Trust Company, Inc’s trading or liquidity platform and execute the transaction. If the Dogecoin cannot be sold at the approved price within one business day after transfer, the finance department will prepare an updated proposal reflecting the revised price and quantity, subject to further approval by the Chief Executive Officer. When Dogecoin is exchanged for fiat currency, the proceeds are withdrawn immediately from the BitGo account and deposited into the Company’s bank account.

A portion of the Company’s Dogecoin holdings is maintained in control accounts jointly administered with certain investors under specific transaction arrangements. Any sale, transfer, or withdrawal of Dogecoin from such control accounts is subject to prior consultation and agreement between the Company and the relevant investor. If the market price of Dogecoin decreases during the period in which trades are executed, the amount of fiat currency received may be reduced, which could negatively affect the Company’s results of operations and liquidity. See “— Impact of Recent Developments Regarding Crypto Asset Market” below.

The Company holds its Dogecoin in segregated custodial accounts with BitGo Trust Company, Inc. (“Bitgo Trust”), a South Dakota-chartered and regulated trust company that provides qualified custody services for digital assets. Under the custodial agreement, BitGo Trust controls all private keys related to the Company’s Dogecoin and maintains such assets in secure environments in accordance with its internal security and risk-management protocols. Assets are held separately from BitGo Trust’s own property and from the assets of other customers, and all transfers require multi-level internal authorization by the Company. BitGo Trust maintains limited insurance coverage for certain losses related to its custodial services; however, such coverage may not be sufficient to compensate for all potential losses. A portion of the Dogecoin is held in control accounts jointly administered with investors under specific arrangements. The Company’s independent auditor verifies the existence and ownership of these assets, but the Company remains subject to custodial, insurance, operational, and market risks inherent to digital-asset holdings.

Miners

As of June 30, 2023, SonicHash US owned 3,200 high performance Bitcoin miners, including 1,906 units of Koi C16 and 1,294 units of Bitmain Antminer S19j pro, representing a hash power of 304.8PH/s. The age of the miners ranged from 10 months to 18 months. The average age was 12.1 months. The average downtime due to scheduled or unscheduled maintenances during the fiscal year ended June 30, 2023 was 5%.

As of June 30, 2024, SonicHash US did not own any Bitcoin miners.

As of June 30, 2025, Bit Origin had supplier prepayments for 617 Aethir Cloud rendering miners, which are available for delivery to customers through our sales representative arrangement. As of the date of this annual report, we had supplier prepayments for an additional 134 MicroBT WhatsMiner M60S ASIC miners, which are available for delivery to customers through our sales representative arrangement. We are exploring strategic opportunities to revitalize our crypto mining operations. This includes identifying suitable hosting partners and evaluating the potential for buying and selling mining hardware.

During the fiscal years ended June 30, 2024 and 2023, SonicHash US held the mined Bitcoin in order to enjoy the potential benefits of the appreciation of the Bitcoin price. SonicHash US did not store Bitcoin on any trading platform.

SonicHash US kept the Bitcoins in both cold wallet Ledger Nano X in Singapore, and another secured crypto and Bitcoin wallet, imToken. A cold wallet refers to any cryptocurrency wallet that is not connected to the Internet. A cold wallet is generally more secure than hot wallet, which refers to any cryptocurrency wallet that is connected to the Internet. The management of the Company is responsible to supervise the Bitcoin and the auditor of the Company is responsible to verify the existence for the Bitcoin held in the cold wallet. In addition, hot storage locations allow us to easily manage various blockchains including BTC, ETH and support stablecoins. We did not have any insurance that covers our miners or Bitcoin in the event of loss or fraud. We did not use a third-party custodian to store our Bitcoins. The Chief Executive Officer also maintained control of and had access to the private key. We have policy to safeguard our crypto assets. All the transactions involving the Bitcoins, such as withdrawing, transferring, or selling the Bitcoins from our wallet must be set up by the financial manager, and authorized and executed by the Chief Executive Officer. We also verbally confirm the wallet address with the receiver and perform a trial transaction with 0.01 Bitcoin before any transaction to verify the wallet address of the receiver.

The cost of mining consisted primarily of hosting costs and depreciation expense of our own mining equipment. The hosting costs include installment fees, electricity, internet services and other necessary services to maintain the operation of the mining equipment. The depreciation expenses were the sunk cost to the mining operation, at $17,600/BTC mined. Our breakeven price was around $14,000 per Bitcoin.

During the fiscal year ended June 30, 2024, the Bitcoin price range was between $30,327.94 and $73,083.50. During the fiscal year ended June 30, 2023, the Bitcoin price range was between $16,692.46 and $30,600.18. Our revenue recognition was based on the daily BTC reward and daily BTC lowest price available at CoinMarketCap.com.

Mining Facilities

Prior to December 31, 2023, we operate minging facilities in the United States.

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

Seasonality

Mining machines consume a lot of energy and generate significant heat. They tend to run more efficiently during colder seasons, as fewer cooling methods are needed. Conversely, dry seasons can cause power shortages, potentially disrupting the operations.

Industry Overview

Blockchain

A blockchain is a digital, decentralized, public ledger that exists across a network. Unlike a centralized database, a blockchain ledger typically maintains copies of itself across many computers (“nodes”) in the network so that the record cannot be altered retroactively without the alteration of all subsequent blocks and the collusion of the network.

The network organizes transactions by putting them into groups called blocks. Each block contains a defined set of transactions and a link to the previous block in the chain. Adding a new entry or block requires a method of consensus between nodes the block to post to the ledger and become permanent. Beyond digital currencies, blockchain technology supports decentralized applications and smart - contract platforms for finance, supply - chain management and other uses.

Cryptocurrency and the Cryptoeconomy

Cryptocurrencies are digital assets built on blockchain technology and are designed to function as a medium of exchange, store of value or to power decentralized applications. They are not issued or backed by any government or central bank. Transactions occur peer – to - peer and settle via the underlying blockchain network, resulting in little to no fees for direct transfersinvestors.corescientific.com. Users value cryptocurrencies for attributes such as immediate settlement, elimination of counterparty risk, lower transaction costs, universal accessibility and resistance to censorship. Many tokens also provide governance rights or access to services within a given network.

Adoption Trends

Market growth

Daily trading volume for bitcoin expanded from about $1 million in January 2017 to $510 million in December 2023. Despite significant volatility—prices ranged between $16,625 and $44,167 in 2023—the broader cryptoeconomy surpassed $3 trillion in early 2025 due to increased institutional participation and the introduction of regulated products.

Institutional access

On January 10 2024, the U.S. Securities and Exchange Commission approved the listing and trading of several spot - bitcoin exchange - traded products. These products, which began trading the following day, provide regulated exposure to bitcoin and have broadened the asset’s appeal among traditional investors.

Regulation and accounting

In December 2023 the Financial Accounting Standards Board issued ASU 2023 - 08, which requires certain crypto assets to be measured at fair value with changes recognized in earnings. The guidance is effective for fiscal years beginning after December 15 2024; some digital - asset companies have adopted it early.

Energy and environmental proposals

Policy discussions continue around the environmental impact of proof-of-work mining. The White House’s Digital Asset Mining Energy (DAME) excise tax proposal would impose a 30 % tax on electricity costs associated with crypto-mining. Several jurisdictions have also enacted moratoria on new carbon-based mining facilities or offered incentives for miners powered by renewable energy.

Industry disruptions

High-profile bankruptcies in 2022—such as FTX, Celsius Network, BlockFi and Three Arrows Capital—reduced liquidity and eroded confidence in digital-asset markets. While we were not directly exposed, these events underscore the importance of counterparty risk management and regulatory compliance.

Bitcoin

Bitcoin, introduced in 2009, is the most widely adopted cryptocurrency. It allows peer-to-peer payments without intermediaries and operates through a decentralized network of nodes. Value is determined by supply, demand and market acceptance, and transactions are recorded on a public ledger secured by cryptography. Bitcoin’s price remains volatile; during 2023 it ranged from $16,625 to $44,167, and it traded at $66,925 on March 7 2024. Investors and users cite immediate settlement, fraud deterrence and low transaction fees as key benefits

Bitcoin Mining and Consensus

Bitcoin is secured by a proof-of-work consensus mechanism. Specialized computers (miners) compete to solve cryptographic puzzles to add new blocks of transactions to the blockchain. Successful miners receive a reward in newly issued bitcoin plus transaction fees. A miner’s probability of success increases with its computing power, or hash rate, and many miners join mining pools to share resources and reduce variability in rewards.

Mining Incentives and Halving Events

Bitcoin’s supply schedule is mathematically controlled to limit inflation. Approximately 144 blocks are mined daily, and every 210,000 blocks (roughly every four years) the block reward is halved. The fourth halving occurred on April 20 2024, reducing the reward from 6.25 BTC to 3.125 BTC per block. The next halving is expected in mid-2028 and will reduce the reward to 1.5625 BTC per block. These events increase scarcity but can make mining less profitable unless bitcoin prices rise. In addition to block rewards, miners earn transaction fees; during periods of network congestion users pay higher fees to incentivize miners to prioritize their transactions.

Regulatory and Accounting Landscape

The crypto industry operates under evolving legal and accounting frameworks. ASU 2023-08 requires fair-value measurement for certain crypto assets. Banks and financial institutions may be reluctant to provide services to crypto businesses, which could hinder growth. Coinbase’s 2024 Form 10-K lists several factors that could negatively affect Bitcoin and Ethereum, including block reward halving events, environmental concerns, 51 % attacks, hard forks, scaling limitations and adverse regulatory actions. Energy consumption by proof-of-work mining continues to attract regulatory scrutiny; proposals such as the DAME tax aim to internalize environmental costs.

Impact of Recent Developments Regarding Crypto Asset Market

In 2022 and the beginning of 2023, a number of well-known crypto asset market participants—Celsius Network, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco, LLC among them—entered bankruptcy proceedings. In November 2022, FTX, then one of the largest digital-asset exchanges by volume, halted customer withdrawals and soon filed for bankruptcy. These failures eroded public confidence and exposed systemic risks and contagion in the digital-asset ecosystem: major lenders such as BlockFi Inc. and trading desks that had credit exposure to FTX and Three Arrows faced liquidity crises. We did not have direct or material exposure to FTX or the other bankrupt companies; none of our digital assets were lost or misappropriated. However, the collapse of large exchanges and lending platforms created extreme volatility in the price of Bitcoin and Dogecoin and contributed to the severe downturn in digital-asset markets during late 2022 and 2023. A perceived lack of stability in digital-asset exchanges—whether due to business failure, hacking, government-mandated regulation or fraud—can reduce confidence in crypto networks and result in greater price volatility.

Following these bankruptcies, the courts and regulators began to unwind the damaged companies. By mid-2024 all of the major U.S. crypto lenders that failed in 2022—Voyager, BlockFi, Celsius and Genesis—had Chapter 11 plans confirmed. Voyager’s plan, approved in March 2023, provided for a wind-down of operations; BlockFi’s plan, approved in October 2023, similarly wound down its business and allowed it to pursue claims against Three Arrows and FTX. Celsius emerged from Chapter 11 in January 2024 and began distributing more than $3 billion in crypto and cash to its creditors. Under its plan, Celsius spun off its bitcoin-mining business into a new company—Ionic Digital, Inc.—that is owned by Celsius’ customers and managed by Hut 8 Corp. Genesis obtained court approval in May 2024 to liquidate and return about $3 billion to customersreuters.com. FTX’s wind-down plan was approved in October 2024; it provides for repayment of 98 % of customers (those owed $50,000 or less) with at least 118 % of their account value as of November 2022. Although some creditors have criticized the plan because asset values have risen dramatically since the filing, the court praised the case as a model for resolving complex crypto bankruptcies. The resolution of these cases has improved market transparency but has not eliminated contagion risk, as many crypto businesses remain interconnected.

In response to the 2022-2023 turmoil, the digital-asset markets experienced significant volatility. Bitcoin prices plunged to around $16,000 in late 2022, rebounded to around $44,000 in early 2024 and then rallied sharply after the U.S. Securities and Exchange Commission approved spot-bitcoin exchange-traded funds in January 2024. By December 2024 Bitcoin had surpassed $100,000, more than doubling during the year. Analysts have predicted that Bitcoin could reach $200,000 in late 2025. This rally, combined with anticipation of the April 2024 halving that reduced block rewards from 6.25 BTC to 3.125 BTC, caused dramatic swings in revenue for bitcoin miners. While price appreciation improved our margins in 2024, the halving increased our unit production cost and makes profitability more sensitive to market prices. Should market liquidity remain fragile or further exchange failures occur, Bitcoin and Dogecoin prices could decline sharply, adversely affecting our results of operations and financial condition.

We derive all of our revenue from Bitcoin mining during the years ended June 30, 2024 and 2023. Volatility in Bitcoin prices has had an immediate impact on our results and on the trading price of our Class A ordinary shares, which investors often view as linked to the value of our Bitcoin holdings. For example, during the fiscal years ended June 30 2024 and 2023, price weakness and the FTX-related market decline forced us to scale back operations to cut costs. In November 2022, strong price volatility negatively affected our production. Subsequently, high energy prices and deteriorating conditions at our Georgia site led us to suspend operations there in December 2022. We transported 1,490 miners from Georgia to our facility in Marion, Indiana, where they were redeployed in January 2023. At the same time, we negotiated a new hosting agreement with our Indiana facility operator that ties fees to electricity costs plus 50% of the profit generated from mining, based on the difference between the market price of mined bitcoins and electricity costs. This structure significantly reduced our operating costs.

Regulatory developments add further uncertainty. The Financial Accounting Standards Board issued guidance in December 2023 (ASU 2023-08) requiring certain crypto assets to be measured at fair value, with changes recognized in earnings. The U.S. House of Representatives passed the Financial Innovation and Technology for the 21st Century Act (FIT21) on May 22 2024. FIT21 seeks to clarify whether a digital asset is a security or a commodity, allocate regulatory authority between the SEC and the CFTC, and extend Bank Secrecy Act compliance obligations to crypto businesses. The bill faces an uncertain future in the Senate, but it signals Congress’ intention to provide a comprehensive framework for the crypto industry. On the international front, the European Union’s Markets in Crypto-Assets (MiCA) Regulation entered into force, with rules for stablecoins effective June 30 2024 and full implementation by December 30 2024. Environmental and tax proposals, such as the White House’s Digital Asset Mining Energy (DAME) excise tax and the proposed Crypto-Asset Environmental Transparency Act, could increase electricity costs or impose greenhouse-gas disclosure requirements on mining operations.

Although we believe Bitcoin is unlikely to be classified as a security under U.S. law, uncertainties remain regarding other digital assets and tax treatment. The Internal Revenue Service currently treats digital assets as property and views certain hard forks as taxable events, but it has not provided guidance on the timing and amount of income recognition for staking rewards and other crypto incentives. Future regulatory or tax changes could impose significant costs on our business. We will continue to monitor regulatory developments and adjust our operations and risk management strategies accordingly.

Legal Proceedings

Except as disclosed below, there are no actions, suits, proceedings, inquiries or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, other than disclosed above, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company that are outside the ordinary course of business or in which an adverse decision could have a material adverse effect.

However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

Litigation

In March 2023, the Company and SonicHash US, along with other named entities, were named as defendants in a state court civil lawsuit filed in Cheyenne, Wyoming by BCB Cheyenne LLC (“BCB”) who had contractual relationship with two of the named defendants, MineOne Wyoming Data Center LLC, the other with Terra Crypto, Inc. Defendant alleges these parties breached their respective contracts. For its part, Bit Origin and Sonichash, who had no relationship with BCB, were nevertheless alleged to have intentionally interfered with BCB’s contractual relationships with these other parties. The Company and SonicHash US were also named as what is known as an “alter ego” defendant pursuant to which a party may be found liable if its later discovered it was acting, in essence, as the alter ego of the primary wrongdoer. Prior to the Company discovering it had been named in this Wyoming lawsuit, the case had been dismissed but simultaneously recommenced in the U.S. District Court in Wyoming against the same parties, with substantively the same causes of action. The Company and SonicHash USwere made aware of and appeared in this new federal court litigation denying all material allegations alleged against each of them.

In September 2023, BCB filed an amended complaint to add parties and substitute parties in place of others but leaving the Company and SonicHash USas named defendants accused of intentionally interfering with BCB’s contractual relations. Once again, both companies were also alleged to be alter egos of the primary wrongdoers. In its lawsuit, BCB seeks “no less than $38 million” in compensatory damages. The Company denies any liability to BCB arising out of this lawsuit and is defending this matter vigorously.

The parties mediated this dispute from August 6 to August 8, 2024 and entered into a Settlement Agreement and Mutual Release on October 14, 2024, pursuant to which Bit Origin agreed to pay $13,050 to cover certain litigation cost. On October 14, 2024, the court dismissed the lawsuit, granting full releases to all defendants and officially concluding the matter.

Nasdaq Non-compliance

Nasdaq Listing Rule 5250(c)(1)

On November 20, 2024, the Company received a written notice from Nasdaq notifying the Company that, since the Company has not yet filed its annual report on Form 20-F for the fiscal year ended June 30, 2024, the Company does not comply with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

The Company filed the Form 20-F for the fiscal year ended June 30, 2024 on December 26, 2024.

On December 27, 2024, the Company received a letter from Nasdaq notifying the Company that, based on the filing of the Form 20-F make on December 26, 2024, Nasdaq has determined that the Company complies with the Rule5250(c)(1). Accordingly, the matter has been closed.

Nasdaq Listing Rule 5550(b)(1)

On January 3, 2025, the Company received a written notice from Nasdaq Listing Qualifications Department notifying the Company that the Company no longer complies with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing, and the Company’s Form 20-F for the year ended June 30, 2024 reported stockholders’ equity of $909,583. In accordance with the rules, the Company has 45 calendar days to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance.

In response, the Company submitted a compliance plan to Nasdaq on February 17, 2025, outlining a series of initiatives intended to restore compliance with Nasdaq Listing Rule 5550(b)(1). Based on its review of the submission, Nasdaq granted the Company an extension through June 30, 2025, to demonstrate compliance.

On July 1, 2025, the Company received a letter from Nasdaq, stating that, based on the Company’s Report on Form 6-K dated June 30, 2025, that the Company’s stockholders’ equity as of May 31, 2025 was approximately $3.6 million and the Company believes it has at least $2.5 million in stockholders’ equity, Nasdaq has determined that the Company complies with Nasdaq Listing Rule 5550(b)(1).

Nasdaq will continue to monitor the Company’s ongoing compliance with the minimum stockholders’ equity requirement and, if at the time of its next periodic report, the Company does not evidence compliance with the minimum stockholders’ equity requirement, the Company may be subject to delisting. At such time, Nasdaq staff will provide written notification to the Company, which may then appeal the Nasdaq staff’s determination to a Hearings Panel.

Nasdaq Listing Rule 5550(a)(2)

On February 21, 2025, the Company received a letter from Nasdaq notifying the Company that the minimum closing bid price per share for its Class A Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “BTOG.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until August 20, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company ‘s Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance.

In the event the Company does not regain compliance by August 20, 2025, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the Ordinary Shares will be subject to delisting. The Company would have the right to appeal a determination to delist its Ordinary Shares to a hearings panel.

On August 28, 2025, the Company received a written notice from Nasdaq (the “August 2025 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by August 20, 2025, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until February 16, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

The August 2025 Notice has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the Nasdaq Capital Market, subject to the Company’s compliance with the other listing requirements of the Nasdaq Capital Market. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria.

Regulation

U.S. Regulations and Policies Relating to Blockchain and Cryptocurrencies

The laws and regulations applicable to cryptocurrency in the United States continue to evolve rapidly. As digital assets have grown in popularity and market value, regulators at the federal and state levels have intensified their scrutiny of crypto-asset activities. Some governments abroad have deemed digital assets illegal, while others have allowed their use without restriction. In the United States, the landscape remains complex: cryptocurrencies are subject to overlapping and sometimes unclear requirements, and the classification of a particular crypto asset as a security, commodity or something else may vary depending on the facts and circumstances.

A number of federal agencies—FinCEN, the SEC, the CFTC, FINRA, the CFPB, the Department of Justice and Homeland Security, the FBI, the IRS and various state regulators—have examined cryptocurrency networks, users and exchanges. Their focus has been to ensure that digital assets are not used to launder illicit proceeds or fund criminal or terrorist activities and that exchanges and service providers have adequate consumer safeguards. FinCEN does not differentiate between “real” currency and convertible virtual currency for purposes of determining whether a person is engaged in money transmission. Entities that qualify as money services businesses must register with FinCEN and maintain an effective anti-money-laundering program and comply with reporting and record-keeping requirements. In May 2019 FinCEN issued guidance on the application of the Bank Secrecy Act to convertible virtual currencies. In October 2023 the agency proposed a rule that would designate convertible virtual-currency mixing as a transaction of primary money-laundering concern and would require financial institutions to report transactions involving foreign CVC mixers to FinCEN. On August 4 2025, FinCEN issued a notice urging financial institutions to be vigilant in identifying and reporting suspicious activity involving CVC kiosks, citing increased use of kiosks in scam payments and reminding operators of their obligations under the Bank Secrecy Act. These developments illustrate the Treasury Department’s efforts to increase transparency and deter illicit activity in crypto markets.

The SEC continues to evaluate whether digital assets are securities. The Commission has stated that some tokens are investment contracts subject to federal securities laws and has brought enforcement actions against issuers and promoters. Senior SEC staff have indicated that Bitcoin and Ethereum are not securities, yet such statements are not binding and reflect only personal views. A non-binding framework published by the SEC’s FinHub provides guidance on how to analyze whether a crypto asset is a security, but regulatory certainty remains elusive. After the U.S. Court of Appeals for the D.C. Circuit vacated the SEC’s denial of Grayscale’s proposed Bitcoin exchange-traded product (ETP), the Commission approved several spot-Bitcoin ETPs in January 2024 and, later, in September 2025 adopted generic listing standards for commodity-based ETPs, allowing exchanges to list certain crypto ETPs without individual Commission approvals. The SEC’s Spring 2025 regulatory agenda signaled rulemaking initiatives on offers and sales of digital assets, trading on alternative trading systems and custody of digital asset securities. Moreover, on September 5 2025, the SEC and CFTC issued a joint statement under their “Crypto Sprint,” pledging greater cooperation and proposing safe-harbor exemptions for peer-to-peer trading of spot crypto assets. Although these initiatives are not yet codified, they indicate a shift toward harmonizing oversight and fostering innovation while maintaining investor protection.

Federal legislation also progressed in 2025. On July 18 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act (GENIUS Act) was signed into law. The GENIUS Act is the first U.S. law to establish a comprehensive framework for payment stablecoins: it creates an official category of “payment stablecoins,” requires that they be backed one-to-one by high-quality liquid assets and mandates monthly transparency reports. Only insured depository institutions or comparable entities may issue such stablecoins, and they are regulated as payment instruments rather than securities. At the same time, the Digital Asset Market Clarity Act (CLARITY Act) passed the House of Representatives. The CLARITY Act would distinguish between digital commodities and digital securities, allocate jurisdiction over digital commodities to the CFTC and digital securities to the SEC, require exchanges and brokers dealing in digital assets to register and comply with customer asset-protection and anti-money-laundering obligations, and provide definitional clarity and self-certification procedures for certain issuances. The Act also includes safe-harbor provisions for peer-to-peer transactions and affirms individuals’ rights to self-custody digital assets. The House also passed the Anti-CBDC Surveillance State Act, which would prohibit the Federal Reserve from issuing a central-bank digital currency without explicit congressional authorization. As of the date of this filing, the CLARITY Act and Anti-CBDC Act awaited consideration in the Senate. Collectively, these bills signal Congress’ intent to craft a comprehensive federal framework for digital assets and stablecoins.

Tax and accounting guidance remains a developing area. The IRS treats cryptocurrencies such as Bitcoin as property, meaning that each transfer of a crypto asset can trigger capital gains or losses. The agency has issued guidance on the tax treatment of hard forks and airdrops, but questions remain regarding the timing and amount of income recognition for staking rewards and other crypto incentives; proposals for de minimis exemptions and other reforms are under discussion. In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-08, which requires certain crypto assets to be measured at fair value with changes recognized in net income. Public companies must adopt this guidance for fiscal years beginning after December 15 2024, and other entities for fiscal years beginning after December 15 2025. We believe that fair-value accounting for Bitcoin holdings may reduce the volatility associated with impairment accounting under the prior guidance.

At the state level, regulatory approaches continue to diverge. Some states, such as Wyoming, have enacted crypto-friendly laws that create special-purpose depository institutions and recognize decentralized autonomous organizations. Others have adopted more restrictive measures. New York’s cryptocurrency mining law, enacted in 2022, imposed a two-year moratorium (from November 22 2022 through November 22 2024) on the issuance or renewal of air permits for proof-of-work cryptocurrency mining operations that use behind-the-meter electricity generated from carbon-based fuel. The law directed the Department of Environmental Conservation to prepare a Generic Environmental Impact Statement analyzing the environmental impacts of proof-of-work mining, but advocates noted in October 2024 that the moratorium was set to expire and the environmental study had not been completed. Other states are considering licensure requirements for crypto-asset businesses, energy-use disclosures for mining operations and environmental impact assessments. In addition, both federal and state energy regulators have begun to examine the cumulative load of proof-of-work mining on power grids and its implications for climate goals. Future state legislation could therefore impose further costs or operational constraints on our mining activities.

We continue to believe that Bitcoin itself is unlikely to be classified as a security under U.S. federal law, but uncertainties remain regarding other digital assets. Our mining activities currently do not trigger money transmitter registration requirements under federal or state law, and we are not engaged in the offer or sale of tokens that could be construed as securities. However, new or overlapping regulations, including licensing or registration requirements at the federal or state level, enhanced AML or tax reporting obligations, or environmental restrictions, could increase our compliance costs or impede our operations. We will monitor regulatory developments closely and adjust our business practices as necessary.

Foreign legal and regulatory treatment of Bitcoin

Regulators outside the United States are also adopting more comprehensive crypto frameworks. In the European Union, the Markets in Crypto-Assets Regulation (MiCA) was adopted in June 2023 and is being implemented in phases. Certain provisions, particularly those relating to stablecoins and crypto-asset service providers, became applicable in 2024, but many firms can operate under transitional periods that may last until mid-2026. As of 2025, the EU had granted 53 MiCA licences, including 14 for stablecoin issuers and 39 for crypto-asset service providers, with Germany issuing the most licences. The Digital Operational Resilience Act (DORA), which entered into force on January 17 2025, requires financial institutions—banks, insurers, investment firms and crypto service providers—to enhance cybersecurity, incident reporting and operational resilience. Hong Kong’s Stablecoins Ordinance, effective August 1 2025, mandates that stablecoin issuers obtain a licence from the Hong Kong Monetary Authority, maintain full asset-backed reserves and comply with anti-money-laundering obligations. Singapore’s Financial Institutions (Miscellaneous Amendments) Act 2024, with final provisions effective January 24 2025, expands the Monetary Authority of Singapore’s power to conduct on-site inspections and off-site reviews of entities dealing in crypto-derivatives, even if those entities are not yet licensed. These international regimes, together with Canada’s and other jurisdictions’ approval of exchange-traded Bitcoin products, highlight a trend toward more formal licensing and oversight of digital-asset service providers. We will continue to monitor foreign regulatory developments because conflicting or stringent rules abroad may affect the global market for Bitcoin and influence U.S. policy.

Human Capital Resources

As of June 30, 2025 and the date of this annual report, we had 1 full-time equivalent employee located in the United States and 4 full-time equivalent employees located in Singapore. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We also engage fitness instructors and fitness content production personnel on an independent contractor basis. Our utilization of independent contractors fluctuates significantly depending on several factors, including the growth of, and demand for new fitness content by, our member base.

Facilities

Our corporate headquarters are located in Singapore, where we hold a lease that has a monthly rent of S$21,261 (approximately US$ 16,383).

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

Bit Origin SG was formed on June 26, 2025 under the laws of Singapore. It is a subsidiary of Bit Origin Ltd. It is not currently engaging in any active business as of the date of this annual report.

4.D. Property, plants and equipment

As of June 30, 2025 and the date of this annual report, our principal executive offices are located at 160 Robinson Road, 12F, SBF Center, Singapore 068914.

For detailed description of the miners we own, see “Item 4. Information of the Company - 4.B Business Overview - Miners.”

For detailed description of the mining facilities and the agreements between the host service providers and SonicHash US, see “Item 4. Information of the Company - 4.B Business Overview - Mining Facilities.”

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2025, 2024 and 2023 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We were engaged in the cryptocurrency related operations and management. We used specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use ASIC chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

The Bitcoin mining business started generating revenue in May 2022. In December 2023, we temporarily suspended the Bitcoin mining operations due to the high operating costs in the United States. Starting from June 2024, we started to purchase and sale of cryptocurrency mining equipment to support our treasury and operational activities. In 2025, we entered into several sales agreements to sell a total 295 units of Aethir Edge miners.

In July and August 2025, we acquired a total of 70,543,745 Dogecoin (“DOGE”) under our digital asset treasury initiative and have become the first US-listed company with DOGE as its core asset. We are actively building an ecosystem centered around DOGE, encompassing payment solutions, a computing power network, and cultural asset applications. We believe this ecosystem, once established, can generate diverse revenue streams, including miner services, micro-payment systems, and Web3 product incubation. These ‘infrastructure-type earnings’ can provide stable cash flow during market downturns, further cushioning the financial impact of DOGE price volatility.

Summary of Cryptocurrency Mining Results

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the years ended June 30, 2025, 2024 and 2023:

	Quantities (in coins)		Cryptocurrencies
	BTC		Amounts
Balance on July 1, 2022	7.17		$141,888
Revenue recognized from cryptocurrencies mined	272.38		6,261,091
Hosting fees settled in cryptocurrencies	(22.14)		(428,839)
Proceeds from sale of cryptocurrencies	(175.09)		(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—		676,015
Impairment loss of cryptocurrencies	—		(181,263)
Balance on June 30, 2023	82.32		$2,084,330
Revenue recognized from cryptocurrencies mined	95.62		2,888,482
Hosting fees settled in cryptocurrencies	(7.60)		(212,344)
Proceeds from sale of cryptocurrencies	(165.87)		(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—		94,149
Impairment loss of cryptocurrencies	—		(7,102)
Balance on June 30, 2024	4.47		$178,687
Revenue recognized from cryptocurrencies mined	—		—
Hosting fees settled in cryptocurrencies	(4.47)		(426,250)
Proceeds from sale of cryptocurrencies	—		—
Realized gain on sale/exchange of cryptocurrencies	—		247,563
Impairment loss of cryptocurrencies	—		—
Balance on June 30, 2025	—	*	$—

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenues

Total cryptocurrency mining revenue for the years ended June 30, 2025, 2024 and 2023 was approximately nil, $2.9 million and $6.3 million, respectively. Total cryptocurrency miner sales net revenue for the years ended June 30, 2025, 2024 and 2023 was approximately $39,000, nil and nil, respectively.

We started Bitcoin mining in May 2022, and we were awarded a total of 95.62 coins during the year ended June 30, 2024 at an average Bitcoin value of $30,208 and were awarded a total of 272.38 coins during the year ended June 30, 2023 at an average Bitcoin value of $22,987.

We started cryptocurrency miner sales in June 2024. We sold 295 units of Aethir Edge Miners and recognized agency income of approximately $39,000 for the sales during the year ended June 30, 2025.

Cost of revenues and expenses

Cost of revenues for cryptocurrency mining for the years ended June 30, 2025, 2024 and 2023 was approximately nil, $3.8 million and $10.8 million, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the years ended June 30, 2025, 2024 and 2023. We signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross Profit (Loss)

The gross profit (loss) for the years ended June 30, 2025, 2024 and 2023 was approximately $39,000, ($0.9) million and ($4.6) million, respectively. The gross profit for the year ended June 30, 2025 was from the cryptocurrency miner sales net revenue.

General and Administrative Expenses

General and administrative expenses decreased by approximately $0.7 million, or 19.2%, from approximately $3.8 million for the year ended June 30, 2024 to approximately $3.1 million for the year ended June 30, 2025. The decrease in general and administrative expenses was primarily due to a decrease in salary expenses of approximately $0.9 million and audit fees of approximately $0.2 million in the year of 2025. The decrease was mainly offset by an increase in legal professional fees of approximately $0.4 million.

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

(Recovery of) Provision for Credit Losses

During the year ended June 30, 2025, we made approximately $66,000 recovery of credit losses for loans receivable and approximately $14,000 provision for credit losses for other receivables.

During the year ended June 30, 2024, we made approximately $1.1 million provision for credit losses and doubtful accounts for other receivables, prepayments, loans receivables and the GST tax receivable.

During the year ended June 30, 2023, we made approximately $2.6 million provision for credit losses for other receivables and approximately $0.7 million provision for credit losses for security deposits.

Impairment Loss of Cryptocurrencies

Compared with the BTC market price on June 30, 2025, 2024 and 2023, we recognized approximately nil, $7,000 and $0.2 million of impairment loss during the years ended June 30, 2025, 2024 and 2023.

Impairment Loss of Long-lived assets

We recorded approximately nil, $6.5 million and $16.7 million of impairment loss during the years ended June 30, 2025, 2024 and 2023 for our cryptocurrency mining equipment.

Impairment Loss of Long-term investment

We recorded approximately nil, $2.4 million and $0.6 million of impairment loss during the years ended June 30, 2025, 2024 and 2023 for our long-term investment.

Share Based Compensation Expenses

We incurred nil share compensation expense during the year ended June 30, 2025.

We incurred approximately $73,000 to pay for CEO, president, and head of HR share based compensation expenses during the year ended June 30, 2024.

We incurred approximately $67,000 to pay for CEO, president, and head of HR share based compensation expenses during the year ended June 30, 2023.

Loss from Operations

The loss from operations for the year ended June 30, 2025 was approximately $3.0 million, a decrease of approximately $11.8 million, or 79.8%, from approximately $14.8 million for the year ended June 30, 2024. The decrease was primarily due to the decrease of gross loss, provision for credit losses and impairment losses as the reasons that we mentioned above.

The loss from operations for the year ended June 30, 2024 was approximately $14.8 million, a decrease of approximately $13.5 million, or 47.6%, from approximately $28.3 million for the year ended June 30, 2023. The decrease was primarily due to the decrease of gross loss and impairment loss as the reasons that we mentioned above.

Other Income (Expenses), Net

Our other income (expense), net, consists of interest income, interest expense, other finance expense, other income (expense), and loss on warrants settlement. Our total other expenses, net was approximately $1.4 million during the year ended June 30, 2025, a decrease of approximately $2.1 million, or 60.0%, as compared to our other income, net of approximately $3.4 million during the year ended June 30, 2024. The decrease was mainly due to the decrease of the loss on warrants settlement of approximately $1.9 million and offset by the increase of realized gain on sale/exchange of cryptocurrencies of approximately $0.2 million for the year ended June 30, 2025.

Our other income (expense), net, consists of interest income, interest expense, other finance expense, other income (expense), and loss on warrants settlement. Our total other expenses, net was approximately $3.4 million during the year ended June 30, 2024, an increase of approximately $3.5 million, or 4006.7%, as compared to our other income, net of approximately $88,000 during the year ended June 30, 2023. The increase was mainly due to the loss on warrants settlement of approximately $1.9 million, the increase of interest expense of approximately $0.3 million and the increase of amortization expenses of convertible debenture issuance costs and discounts of approximately $0.8 million for the year ended June 30, 2024.

Provision for Income Taxes

We did not have any taxable income during the years ended June 30, 2025, 2024 and 2023.

Net Loss

Our net loss was approximately $4.4 million for the year ended June 30, 2025, decreased by approximately $13.9 million, or 76.1%, from a net loss of approximately $18.3 million for the year ended June 30, 2024. Such change was the result of the combination of the changes as discussed above.

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

	For the Year ended June 30,
				Percentage
	2025	2024	Change	Change
Reconciliation of net loss to non-GAAP net loss
Net loss	$(6,533,987)	$(17,531,647)	$10,997,660	(62.7)%
Share based compensation expense	—	73,230	(73,230)	(100.0)%
Non-GAAP net loss	$(6,533,987)	$(17,458,417)	$10,924,430	(62.6)%

Our non-GAAP net loss decreased by approximately $10.9 million, or 62.6%, to non-GAAP net loss of approximately $6.5 million for the years ended June 30, 2025, from non-GAAP net loss of approximately $17.4 million for the years ended June 30, 2024. Such change was primarily attributable to the increase of gross profit and decrease in provision for credit losses and impairment loss as discussed above.

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

5.B. Liquidity and Capital Resources

For the fiscal years ended June 30, 2025, 2024 and 2023

As of June 30, 2025, we had working capital of approximately $3.2 million. We have been constantly evaluating partnerships to diversify into other blockchain-related activities or products. Currently, we are actively building an ecosystem centered around DOGE, encompassing payment solutions, a computing power network, and cultural asset applications. We will use equity and debt financing to finance our working capital requirements and capital expenditures when necessary. Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following summarizes the key components of our cash flows for the years ended June 30, 2025, 2024 and 2023.

	For the Year Ended June 30,
	2025	2024	2023
Net cash used in operating activities	$(2,290,607)	$(7,929,234)	$(6,761,587)
Net cash provided by investing activities	1,545,888	1,023,256	4,269,529
Net cash (used in) provided by financing activities	(608,712)	8,298,774	2,490,527
Change in cash and cash equivalents	$(1,353,431)	$1,392,796	$(1,531)

Operating activities

Cash used in operating activities was approximately $2.3 million for the year ended June 30, 2025, which was mainly due to the net loss of approximately $4.4 million, the increase of prepayments of approximately $0.5 million for miner advances. The net cash used in operating activities was mainly offset by the change of cryptocurrencies of approximately $0.4 million, the non-cash items of amortization of convertible debenture issuance costs and discounts of approximately $1.2 million and the interest expense of convertible debenture of approximately $0.7 million, and the decrease of other receivables of approximately $0.7 million.

Cash used in operating was approximately $7.9 million for the year ended June 30, 2024, which was mainly due to the net loss of approximately $18.3 million, the change of cryptocurrencies of approximately $2.7 million, the increase of other receivables of approximately $3.0 million, and the decrease of accounts payable of approximately $0.7 million for miner setup fees. The net cash used in operating activities was mainly offset by the non-cash items of impairment losses of approximately $8.9 million, loss on warrants settlement of approximately $1.9 million, and the increase of other payables and accrued liabilities of approximately $1.3 million.

Cash used in operating activities was approximately $6.8 million for the year ended June 30, 2023, which was mainly due to the net loss of approximately $28.2 million, realized gain on sale/exchange of cryptocurrencies of approximately $0.7 million, the change of cryptocurrencies of approximately $5.8 million, the decrease of security deposits of approximately $0.2 million, and the decrease of prepayments of approximately $0.3 million for miner setup fees. The net cash used in operating activities was mainly offset by the non-cash items of the depreciation expense of approximately $5.4 million, the provision for credit losses of approximately $3.3 million, and the impairment losses of approximately $17.5 million. The net cash used in operating activities was also offset by the decrease of other receivables of approximately $1.0 million, and the increase in accounts payables of approximately $0.7 million.

Investing activities

Cash provided by investing activities was approximately $1.5 million for the year ended June 30, 2025, which was due to the increase of approximately $1.5 million repayments from loans to third parties.

Cash provided by investing activities was approximately $1.0 million for the year ended June 30, 2024, which was due to approximately $4.7 million proceeds received from sale of cryptocurrencies and offset by approximately $3.6 million loans to third parties.

Cash provided by investing activities was approximately $4.3 million for the year ended June 30, 2023, which was due to approximately $4.4 million proceeds received from sale of cryptocurrencies and offset by approximately $0.1 million spent on purchases of mining equipment.

Financing activities

Cash used in financing activities was approximately $0.6 million for the year ended June 30, 2025, which was due to the payments of convertible debenture interest expense.

Cash provided by financing activities was approximately $8.3 million for the year ended June 30, 2024, which was mainly due to the proceeds from issuance of ordinary shares of approximately $4.0 million, the proceeds from convertible debenture, net of issuance costs of approximately $6.1 million, and the proceeds from exercises of warrants of approximately $1.2 million. Cash provided by financing activities was mainly offset by the repayments to the convertible debenture of $1.6 million.

Cash provided by financing activities was approximately $2.5 million for the year ended June 30, 2023, which was mainly due to the repayments from other receivables – related parties of approximately $0.4 million, the proceeds from third party loans of approximately $0.8 million, and the proceeds from convertible debenture, net of issuance costs of approximately $1.8 million. Cash provided by financing activities was mainly offset by the repayments to the convertible debenture of $0.3 million.

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

Valuation of deferred tax and uncertain tax position

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

Quantitative and Qualitative Disclosures about Market Risks

Cryptocurrency Risk

The price of DOGE has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. DOGE prices ranged from approximately $0.065 per coin as of June 30, 2022; $0.067 per coin as of June 30, 2023; $0.123 per coin as of June 30, 2024; to $0.170 per coin as of June 30, 2025, according to Coin Market Cap.

We expect our results of operations will be affected by the DOGE price as DOGE has become our core asset as of the issuance date of this report. Any future significant reduction in the price of DOGE will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the DOGE price will remain high enough to sustain our operation or that the DOGE price will not decline significantly in the future. Furthermore, fluctuations in the DOGE price can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the DOGE price. DOGE was born from an internet meme, and its value is intrinsically linked to its viral nature. A trending hashtag, a viral TikTok video, or a coordinated push on Reddit can generate massive, but often short-lived, price spikes. Unlike a stock, which can be valued on revenue and profits, or even Bitcoin which is often framed as “digital gold,” DOGE lacks a clear, fundamental investment thesis. This makes its price almost purely a function of sentiment and speculation, which are inherently unstable. Unlike Bitcoin which has a fixed cap, DOGE does not have a fixed cap for supply in the whole market which suppress long-term price growth and contribute to downward pressure during bear markets. Additionally, DOGE’s price heavily correlates with Bitcoin and the overall crypto market. When Bitcoin and Ethereum rise, DOGE tends to rise even more in percentage terms. When the broader market falls, DOGE often falls harder.

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

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Jinghai Jiang	46	Chairman of the Board, Chief Executive Officer, Chief Operating Officer
Mei Yeung	36	Independent Director, Chair of the Audit Committee, and a member of the Compensation Committee and the Nominating Committee of the Company
Xiaping Cao	49	Independent Director, Chair of the Nominating Committee and the Compensation Committee
Siyuan Zhuang	41	Independent Director, member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Company

The business address of each of the officers and directors is 160 Robinson Road, 12F, SBF Center, Singapore 068914.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Jinghai Jiang, Chairman of the Board, Chief Executive Officer, Chief Operating Officer, age 46

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

Mei Yeung, Independent Director, age 36

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

Xiaping Cao, Director, age 49

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

Siyuan Zhuang, Independent Director, age 41

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

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective until April 9, 2027, with an annual compensation of $50,000.

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

Compensation of Directors and Executive Officers

For the year ended June 30, 2025, 2024 and 2023, we paid an aggregate of $50,000, $643,982 and $875,008 to our executive officers and employee directors, respectively, which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Compensation Recovery Policy

On December 1, 2023, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been incorporated by reference herewith as Exhibit 97.1.

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

6.D.   Employees

We have five employees as of the date of this annual report. The following table sets forth a breakdown of our employees by function as of the date of this annual report:

Number of
Department	Employees
Management	1
Marketing	1
Administrative	3
Total	5

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

Our company is authorized to issue 15,000,000,000 Class A Ordinary Shares of $0.000001 par value per share. The number and percentage of Class A Ordinary Shares beneficially owned are based on 88,610,521 Class A Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares shown as beneficially owned by them.

	Amount of	Percentage of	Amount of	Percentage of
	Class A	Class A	Class B	Class B
	Ordinary	Ordinary	Ordinary	Ordinary	Percentage of
	Shares	Shares	Shares	Shares	Total
	Beneficially	Beneficially	Beneficially	Beneficially	voting
Principal Shareholders	Owned	Owned	Owned	Owned	power
Directors and Named Executive Officers:
Jinghai Jiang, Chairman of the Board and Chief Executive Officer	—	—	768,000	100%	14.77%
Xiaping Cao, Director	—	—
Siyuan Zhuang, Director	—	—
Mei Yeung, Director	—	—
All directors and executive officers as a group (4 persons)	—	—	768,000	100%	14.77%

5% Beneficial Owner
Fan Zhang

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements with Executive Officers.”

Other Related Party Transactions

During the years ended June 30, 2025, 2024 and 2023, other than disclosed below, we did not have any other related party transactions.

For the years ended June 2024 and 2023, we had the following related party transactions with Intellectual International Capital LLC (“IIC”). IIC was considered a related party of the Company by virtue of the involvement of the Company’s former president, Dr. Jiaming Li, who concurrently served as a senior manager of IIC and was therefore able to exercise significant influence over both entities. Following Dr. Jianming Li’s resignation in November 2023, transactions and balances between the Group and IIC up to November 2023 were regarded as related-party transactions.

		For the year ended	For the year ended	For the year ended
		June 30,	June 30,	June 30,
Name of related party	Related party	2025	2024	2023
Receipt on behalf of Group	Intellectual International Capital LLC	$—	$3,393,027	1,205,110
Payment on behalf of Group	Intellectual International Capital LLC	—	(2,812,692)	(1,056,897)

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Please refer to “Item 4. Information on the Company – Legal Proceedings.”

Dividend Policy

We have never declared or paid any cash dividends on our Class A Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

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

ITEM 9.       THE OFFER AND LISTING

9.A. Offer and listing details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BTOG.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BTOG.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10.      ADDITIONAL INFORMATION

10.A. Share capital

Private Placements

October 2022 Convertible Notes and Warrants Offering

On October 21, 2022, the Company entered into a securities purchase agreement with an accredited investor pursuant to which the Company sold a senior secured convertible note (the “October 2022 Note”) in the original principal amount of $2,100,000 and warrants to initially purchase up to 5,108,275 ordinary shares (subject to adjustment thereunder) of the company (the “October 2022 Warrants”), at a purchase price of $1,974,000.

On October 21, 2022, the Company completed the sale of the October 2022 Note and the October 2022 Warrants. The gross proceeds were $1,974,000, prior to deducting transaction fees and estimated expenses.

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

In May 2023, the Company effected the one-for-thirty (1-for-30) Reverse Share Split.

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

November 2023 Shares Offering

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

December 2023 Convertible Notes and Warrants Offering

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

May 2024 Convertible Notes Exchange Offering

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

In March 2025, the holder partially exercised the December 2023 Warrants on an alternative cashless basis, and the Company issued 7,914,108 Class A Ordinary Shares. In February and March 2025, the Holder partially converted the principal and interest of the December 2023 Note, and the Company issued 9,477,901 Class A Ordinary Shares.

During the period from December 2024 to February 2025, the holder partially converted the principal and interest of the May 2024 Exchange Note, and the Company issued 2,814,173 Class A ordinary shares.

Additionally, as a result of the Company’s failure to make the amortization payment under the December 2023 Note in 2025, which constituted an event of default under both the December 2023 Note and the May 2024 Exchange Note, the Company was required to make redemption payments (including the redemption premium) in the amount of $19,002,067 and $2,935,862.50 under the December 2023 Note and the May 2024 Exchange Note, respectively. The holder elected to convert the redemption payments into Class A Ordinary Shares, and as a result, the Company issued 30,306,157 Class A Ordinary Shares.

As of date of this report, both the December 2023 Note and the May 2024 Exchange Note have been retired.

July 2025 Convertible Notes Offering

On July 13, 2025, the Company entered into a securities purchase agreement with the buyers mentioned in the schedule thereto, pursuant to which the Company agreed to sell up to (i) an aggregate principal amount of $100,000,000 in Senior Secured Convertible Notes, convertible into Class A Ordinary Shares of the Company. The securities purchase agreement contains representations and warranties of the Company and the buyers which are typical for transactions of this type. In addition, the securities purchase agreement contains customary covenants on the Company’s part that are typical for transactions of this type, as well as the following additional covenants.

The securities purchase agreement also obligates the Company to indemnify the buyers for certain losses including those resulting from (i) any misrepresentation or breach of any representation or warranty made by the Company or any subsidiary in any of the Transaction Documents (as defined in the securities purchase agreement ), (ii) any breach of any covenant, agreement or obligation of the Company or any subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any subsidiary) or which otherwise involves such indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the securities, (C) any disclosure properly made by such buyer, or (D) the status of such buyer or holder of the securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to securities purchase agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief).

In connection with this offering, the Company also entered into the following agreements: (i) registration rights agreement, (ii) guaranty, and (iii) security and pledge agreement. The securities purchase agreement contains customary representations, warranties, and covenants of the Company and the buyers.

Pursuant to the securities purchase agreement, the Company has issued (i) a Series A-1 Senior Secured Convertible Note (the “Series A-1 Senior Secured Convertible Note”) in the principal amount of Ten Million Dollars ($10,000,000) maturing on July 16, 2029, with a conversion price of $0.32, subject to adjustment as provided therein; and (ii) a Series B-1 Senior Secured Convertible Note (the “Series B-1 Senior Secured Convertible Note”, collectively with the Series A-1 Senior Secured Convertible Note, the “July 2025 Notes”) in the principal amount of Five Million Dollars ($5,000,000) maturing on July 16, 2029, with a conversion price of $0.30, subject to adjustment as provided therein.

The Series A-1 Senior Secured Convertible Note and the Series B-1 Senior Secured Convertible Note were issued on July 16, 2025, subject to the satisfaction of customary closing conditions.

Pursuant to the securities purchase agreement, on July 31, 2025 at the first Additional Closing, the Company issued a Series C-1 Senior Secured Convertible Note (the “Series C-1 Senior Secured Convertible Note”, and together with the Series A-1 Senior Secured Convertible Note and Series B-1 Senior Secured Convertible Note, the “July 2025 Notes ”) in the principal amount of One Million Three Hundred Thirty Eight Thousand Five Hundred and Six Dollars ($1,338,506) maturing on July 31, 2029, with a conversion price of $0.395, subject to adjustment as provided therein.

The July 2025 Notes are senior secured obligations of the Company and are secured by all personal property and assets of the Company, pursuant to a security agreement.

The July 2025 Notes also contain certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The July 2025 Notes also contain standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the July 2025 Notes, existence of a default or event of default under any of the Transaction Documents (as defined in the July 2025 Notes), the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

Additionally, on July 16, 2025, pursuant to the July 2025 Notes, the Company entered into a security and pledge agreement by and between the Company and the lead buyer, in its capacity as collateral agent, pursuant to which the Company granted to the lead buyer, for the ratable benefit of the lead buyer and the other buyers, a valid, perfected and enforceable security interest in all personal property and assets of the Company and its subsidiaries, which assets include substantially all of the assets of the Company’s in certain of the Company’s subsidiaries.

On July 16, 2025, the Company also entered into a registration rights agreement with the buyers, which provides, subject to certain limitations, the buyer with certain registration rights for the ordinary shares issuable upon conversion of the July 2025 Notes. The registration rights agreement requires the Company to prepare and file a registration statement with the SEC within 45 days after the issuance of the July 2025 Notes to register the resale of the shares underlying the July 2025 Notes and cause such registration statement to be effective within 150 days after the issuance of the July 2025 Notes. In the event that the Company fails to file the registration statement by the prescribed deadline or such registration statement is not declared effective by the prescribed deadline or the Company fails to maintain the effectiveness of such registration statement, then the Company shall pay to each holder of registrable securities relating to such registration statement an amount in cash equal to two percent (2%) of such investor’s original principal amount stated in such investor’s July 2025 Note on July 16, 2025.

On July 16, 2025, all of the Company’s subsidiaries entered into a subsidiary guaranty, pursuant to which the Company’s subsidiaries agreed to guaranty the Company’s obligations under the securities purchase agreement, the July 2025 Notes, and other transaction documents.

Entry into this offering, and the related agreements and documents, was approved by the Company’s board of directors on July 13, 2025.

The Convertible Notes and Class A Ordinary Shares issuable upon conversion and exercise of the July 2025 Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. Each Buyer acquired the securities for investment and acknowledged that it is an accredited investor as defined by Rule 501 under the Securities Act. The Convertible Notes and Common Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

July 2025 Equity Purchase Facility Agreement

On July 13, 2025, the Company also entered into the equity purchase facility agreement (the “EPFA”) with an unrelated third-party accredited investor (the “Investor”), pursuant to which the Investor committed to purchase, subject to certain conditions and limitations, up to $400,000,000 (the “Commitment Amount”) in newly issued ordinary shares (collectively, the “Advance Shares”). The EPFA will terminate automatically on the earlier of August 1, 2028 or the date on which the Investor has paid the full Commitment Amount for Advance Shares under the EPFA, and may be terminated by the Company upon five Trading Days’ (as defined in the EPFA) prior written notice to the Investor.

Upon the terms and subject to the conditions of the EPFA, at any time until the EPFA is terminated, the Company, in its sole discretion, has the right, but not the obligation, to issue and sell to the Investor, and the Investor must subscribe for and purchase from the Company, Advance Shares by the delivery to the Investor of Advance Notices (as defined below), on the following terms:

(i) The Company must, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount (as defined below), it desires to issue and sell to the Investor in each Advance Notice and the time it desires to deliver each written notice to the Investor setting forth the number of Advance Shares that the Company desires to issue and sell to the Investor (the “Advance Notice”).

(ii) There is no mandatory minimum issuance and sale of Advance Shares by the Company to the Investor and there is no non-usage fee for not utilizing the Commitment Amount or any part thereof.

“Maximum Advance Amount” means the Accelerated Purchase Maximum Advance Amount, Regular Purchase Maximum Advance Amount or Extended Purchase Maximum Advance Amount, as applicable, provided, however, the Maximum Advance Amount shall not exceed the limitations set forth in the EPFA:

(i)       “Accelerated Purchase Maximum Advance Amount” in respect of each Advance Notice with an Accelerated Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) four hundred percent (400%) of the median daily trading volume of the Common Shares (the “Daily Traded Amount”) on the principal market on which the Company’s securities are listed (the “Principal Market”) during the five (5) consecutive Trading Days (as defined in the EPFA) immediately preceding an Advance Notice Date (as defined in the EPFA), and (ii) such number of Common Shares equal to $2,500,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice), or such other amount of Common Shares as agreed upon by the Company and the Investor in writing, which may be made via e-mail;

(ii)       “Regular Purchase Maximum Advance Amount” in respect of each Advance Notice with a Regular Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) one hundred percent (100%) the median Daily Traded Amount during the five (5) consecutive Trading Days immediately preceding an Advance Notice Date, and (ii) such number of Common Shares equal to $1,000,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice); and

(iii)       “Extended Purchase Maximum Advance Amount” in respect of each Advance Notice with an Extended Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) four hundred percent (400%) of the median Daily Traded Amount during the five (5) consecutive Trading Days immediately preceding an Advance Notice Date, and (ii) such number of Common Shares equal to $2,500,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice), or such other amount of Common Shares as agreed upon by the Parties in writing, which may be made via e-mail.

The price per Advance Share will be obtained as follows:

(i)       For an Advance Notice selecting an Accelerated Purchase Pricing Period or Extended Purchase Pricing Period, the applicable Market Price multiplied by ninety five percent (95%); and

(ii)       For an Advance Notice selecting a Regular Purchase Pricing Period, the applicable Regular Purchase Market Price (as defined in the EPFA) multiplied by ninety three percent (93%).

Pursuant to the terms of the EPFA, if required by the applicable rules of the Principal Market, the Company is required to hold a special meeting of shareholders (the “Shareholder Meeting”), no later than sixty (60) calendar days following the date such approval is required by the applicable rules of the Principal Market, to seek approval of the issuance of Advance Shares under the EPFA equal to and in excess of 20% of the total outstanding Common Shares (such approval, the “Shareholder Approval”). Until Shareholder Approval is obtained, the total cumulative number of Common Shares that may be issued to the Investor will be limited to 19.99% of the number of Common Shares issued and outstanding as of July 13, 2025 (the “Exchange Cap”) pursuant to the requirements of the Nasdaq Stock Market LLC or other applicable rules of the Principal Market. The Exchange Cap will be calculated based on the number of Common Shares issued and outstanding as of July 13, 2025, which number shall be reduced, on a share-for-share basis, by the number of Common Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by such agreement under the applicable rules of the Principal Market.

The EPFA contains customary representations, warranties, agreements and conditions, indemnification rights and obligations of the parties. Among other things, the Investor represented to the Company, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act).

The offers and sales of the Shares issuable under the EPFA will be made in a private placement in reliance on an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and applicable state securities laws. The Company plans to file with the SEC a registration statement relating to the resale of the Advance Shares issuable under the EPFA. The Company cannot draw on the EPFA, and the Advance Shares may not be sold nor may offers to buy be accepted, prior to the time that the registration statement covering the resale of the Advance Shares is declared effective by the SEC.

On July 13, 2025, the Company also entered into a registration rights agreement with the Investor with respect to the resale of the Advance Shares issuable pursuant to the EPFA (the “EPFA Registration Rights Agreement”).

If the registration statement covering the Registrable Securities (as defined in the EPFA Registration Rights Agreement) is not filed or declared effective by certain days set forth in the EPFA Registration Rights Agreement (among other things, the “Event Date”), on each such Event Date and on each monthly anniversary of such Event Date thereafter (if not cured by such date) or any pro rata portion thereof, until the applicable Event Date is cured or sixty (60) calendar days after the applicable Event Date, whichever comes first, the Company shall pay to the Investor an amount in cash, as partial liquidated damages, equal to the product of one percent (1.0%) multiplied by the total purchase price of each outstanding Advance Notice (other than the purchase price for any Advance Shares purchased by the Investor prior to the occurrence of the Event); provided, that the maximum aggregate amount payable thereunder shall not exceed 3% of such amount.

Commencing on the 30th calendar day following July 13, 2025, if at any time there is not an effective registration statement covering the Registrable Securities, and the Company proposes to register the offer and sale of any Common Shares under the Securities Act(other than a registration (i) pursuant to a registration statement on Form S-8 ((or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a registration statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan), whether for its own account or for the account of one or more shareholders of the Company and the form of registration statement to be used may be used for any registration of Registrable Securities, the Company shall give prompt written notice (in any event no later than five days prior to the filing of such registration statement) to the holders of Registrable Securities of its intention to effect such a registration and, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion from the holders of Registrable Securities; provided that, the Company shall not be required to register any Registrable Securities that have been sold or may be sold without any restrictions pursuant to Rule 144 under the Securities Act, as determined by the counsel to the Company.

August 2025 Securities Purchase Agreements

On August 6, 2025, the Company entered into the securities purchase agreements with certain investors relating to the issuance and sale of 20,000,000 Class A Ordinary Shares (the “Purchased Shares) for a total purchase price of $6,000,000. The purchasers had elected to pay the purchase price in Dogecoin (“DOGE”), and the amount of DOGE to be paid shall equal (a) the purchase price, divided by (b) the spot exchange rate for DOGE as published by Coinbase.com at 5:56 a.m. (New York City time) on August 6, 2025 (the “DOGE Amount”).

The Company received 30 million DOGE and issued the Purchased Shares on August 11, 2025. The Purchased Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

If during the three (3) month period following the Closing Date, the Company effects any share split, share dividend, share combination, recapitalization, or similar transaction involving the Company’s Class A Ordinary Shares (each, a “Share Combination Event”), and the average Volume-Weighted Average Price (the “VWAP”) of the Class A Ordinary Shares for the five (5) lowest trading days during the fifteen (15) consecutive trading days following the Share Combination Event Date (the “Event Market Price”) is less than the product of (i) $0.30 multiplied by (ii) a fraction of which the numerator shall be the total number of Class A Ordinary Shares outstanding immediately before the Share Combination Event and of which the denominator shall be the total number of Class A Ordinary Shares outstanding immediately after such event (the “Adjusted Purchase Price”), the Company shall issue to the Purchasers warrants (the “Warrants”), to purchase a number of Class A Ordinary Shares equal to (a) the number of Purchased Shares, multiplied by (b) a fraction, the numerator of which is the total number of Class A Ordinary Shares outstanding immediately after the Share Combination Event and the denominator of which is the total number of Class A Ordinary Shares outstanding immediately before such event. The exercise price of the Warrants shall be equal to the greater of (i) the Event Market Price or (ii) the product of (x) $0.24, multiplied by (y) a fraction, the numerator of which is the total number of Class A Ordinary Shares outstanding immediately before the Share Combination Event and the denominator of which is the total number of Class A Ordinary Shares outstanding immediately after such event. The Company shall not be obligated to issue any Warrants if the Event Market Price is equal to or greater than the Adjusted Purchase Price. The Warrants can only be exercised for cash and are non-transferable. The Purchasers shall not sell, assign, transfer, pledge, encumber or otherwise dispose of the Warrants or any rights hereunder to any third party without the prior written consent of the Company, which may be granted or withheld in the sole discretion of the Company.

If any Purchaser does not sell or exercise, as applicable, all of the Purchased Shares and Warrants within twelve (12) months following the Closing Date, such Purchaser may elect to redeem a portion of the original DOGE Amount (the “Redemption Option”) by providing written notice to the Company within fifteen (15) Business Days after such anniversary. The redeemable amount of DOGE shall be calculated based on the ratio of unsold Class A Ordinary Shares and unexercised Warrants to the total Purchased Shares and Warrants, using the formula: Redeemable DOGE = DOGE Amount × (the unsold Purchased Shares + unexercised Warrants) / (Purchased Shares + Total Warrants). However, the Redemption Option is not available if, on the 12-month anniversary (or if such a day is not a trading day, the trading day immediately following such day), the Company’s closing bid price equals or exceeds 175% of the higher of (i) the Event Market Price or (ii) the product of $0.24 multiplied by a fraction, the numerator of which is the total number of Class A Ordinary Shares outstanding immediately before the Share Combination Event and the denominator of which is the total number of Class A Ordinary Shares outstanding immediately after such event. The Purchasers must also provide brokerage or custodial account statements verifying its holdings and dispositions of the originally issued Purchased Shares (excluding any market purchases) within fifteen (15) business days after the 12-month anniversary. The Purchasers shall surrender for cancellation, and the Company shall cause the cancellation of, the unsold Purchased Shares and the unexercised Warrants to be canceled upon exercise of the Redemption Option.

In connection with the Offering, certain shareholders of the Company provided a waiver to the Company with respect to (i) entering into the securities purchase agreement and (ii) registration of the Purchased Shares and shares underlying the Warrants.

Issuance pursuant to Service or Purchase Agreement

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

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

General

Each Class A Ordinary Share in the Company confers upon the shareholder:

●	the right to one (1) vote at a meeting of shareholders or on any resolution of shareholders;
●	the right to an equal share in any dividend paid by the Company; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Each Class B Ordinary Share in the Company confers upon the shareholder:

●	the right to twenty (20) votes at a meeting of shareholders or on any resolution of shareholders;

●	no rights to receive dividends, unless otherwise determined by the board of directors; and
●	the same right as the holders of Class A Ordinary Shares to share equally in the distribution of the surplus assets of the Company upon liquidation.

All of our issued Class A and Class B Ordinary Shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form.

Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder. The conversion ratio is subject to adjustment to reflect any share split, subdivision, consolidation, capitalization, reclassification, recapitalization, or similar event that affects either class of shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Voting Together as a Single Class. Except as otherwise provided by law or our Articles, holders of Class A and Class B Ordinary Shares vote together as a single class on all matters submitted to a shareholder vote.

Except as described above, the Class A Ordinary Shares and Class B Ordinary Shares rank pari passu and have the same rights, preferences, privileges and restrictions.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BTOG.” The Class B Ordinary Shares are not listed or traded on any exchange.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares and Class A Ordinary Shares is Securities Transfer Corporation.

Dividends and Distributions

The holders of our Class A Ordinary Shares are entitled to such dividends or other distributions as may be recommended by the board and authorized by shareholders subject to the Cayman Islands Companies Act and our memorandum and articles of association. Holders of Class B Ordinary Shares do not have dividend rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Shareholders’ voting rights

Any action required or permitted to be taken by shareholders must be taken at a duly called annual or special meeting of shareholders entitled to vote on such action and may be effected by a resolution of shareholders consented to in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a corporation, by its duly authorized representative) will have one vote per Class A Ordinary Share and twenty votes per Class B Ordinary Share held.

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

Transfer of Class A Ordinary Shares and Class B Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares and Class B Ordinary Shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Class A Ordinary Shares and Class B Ordinary Shares without giving any reason.

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

Calls on and forfeiture of Class A Ordinary Shares and Class B Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares and Class B Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Class A Ordinary Shares and Class B Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase of Class A Ordinary Shares and Class B Ordinary Shares

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

Inspection of books and records

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

Issuance of additional Class A Ordinary Shares and Class B Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional Class A Ordinary Shares and Class B Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

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

Although we do not believe that we were a PFIC for the taxable year ended June 30, 2023, 2022 and 2021 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Class A Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Class A Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Class A Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long-term if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Class A Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since our Class A Ordinary Shares are listed on the Nasdaq, a U.S. holder holds Class A Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Class A Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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

14.E. Use of Proceeds

Private Placements

Securities Purchase Agreement dated October 21, 2022

On October 21, 2022, the Company entered into certain securities purchase agreement with an accredited investor pursuant to which the Company sold a senior secured convertible note in the original principal amount of $2,100,000 and warrants to purchase up to 5,108,275 ordinary shares (170,276 ordinary shares after Reverse Share Split) of the company, at a purchase price of $1,974,000. We used the proceeds for working capital and general corporate purposes.

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

Securities Purchase Agreement dated December 7, 2023

On December 29, 2023, we completed the sale to the buyer of the December 2023 Note and December 2023 Warrants to purchase 1,070,719 warrant shares pursuant to the securities purchase agreement. We received gross proceeds from the sale of $6,127,334. We used the proceeds for marketing and investor relations purposes and general corporate purposes.

Securities Purchase Agreement dated July 16, 2025

On July 16, 2025, we issued a Series A-1 Senior Secured Convertible Note in the principal amount of $10,000,000, convertible into Class A ordinary shares at $0.32 per share, and a Series B-1 Senior Secured Convertible Note in the principal amount of $5,000,000, convertible into Class A ordinary shares at $0.30 per share, pursuant to the securities purchase agreement dated July 13, 2025. On July 31, 2025, we issued a Series C-1 Senior Secured Convertible Note in the principal amount of One Million Three Hundred Thirty Eight Thousand Five Hundred and Six Dollars ($1,338,506). We received gross proceeds of $16,338,506. We used the proceeds to acquire over 40 million Dogecoin (“DOGE”) to advance our treasury strategy and for general corporate purposes.

Securities Purchase Agreement dated August 11, 2025

On August 11, 2025, we completed the sale of 20,000,000 Class A ordinary shares at $0.30 per share to certain investors pursuant to securities purchase agreements dated August 6, 2025. The purchase price of $6,000,000 was paid in Dogecoin, and we received 30,000,000 DOGE. We intend to hold on to the DOGE to advance our treasury strategy.

ITEM 15.      CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective.

(b)	Management’s annual report on internal control over financial reporting.

The annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2025 and determined they were not effective. The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future.

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

There were no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective on March 4, 2025, the Company dismissed its independent registered auditor, WWC, P.C., which action was approved and ratified by the Company’s Board of Directors on March 4, 2025.

On March 4, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective March 4, 2025.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

HTL International, LLC’s fee for the fiscal year ended June 30, 2025 was $180,000.

WWC, P.C.’s fee for the fiscal years ended June 30, 2024 and 2023 was $208,000 and $200,000, respectively.

Audit-Related Fees

There was no audit-related service fees incurred from HTL International, LLC for the fiscal year ended June 30, 2025.

There was no audit-related service fees incurred from WWC, P.C. for the fiscal years ended June 30, 2024 and 2023.

Tax Fees

There was no tax service fees incurred from HTL International, LLC for the fiscal year ended June 30, 2025.

There was no tax service fees incurred from WWC, P.C. for the fiscal years ended June 30, 2024 and 2023.

All Other Fees

There were no other services fees incurred from HTL International, LLC in fiscal year ended June 30, 2025.

There were no other services fees incurred from WWC, P.C. in fiscal years ended June 30, 2024 and 2023.

Audit Committee Pre-Approval Policies

HTL International, LLC’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by HTL International, LLC have been so approved and ratified.

WWC, P.C.C’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by WWC, P.C. have been so approved and ratified.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2025.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on March 4, 2025, the Company dismissed its independent registered auditor, WWC, P.C., which action was approved and ratified by the Company’s Board of Directors on March 4, 2025.
(ii)	The report of WWC, P.C. on the financial statements of the Company for the fiscal year ended June 30, 2024 and related consolidated statements of income and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended June 30, 2024, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
(iii)	The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.
(iv)	During the Company’s most recent fiscal year ended June 30, 2024 and through March 4, 2025, the date of dismissal, (a) there were no disagreements with WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, P.C., would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP, which has been disclosed in the Company’s annual report on Form 20-F.
(v)	The Company provided WWC, P.C. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On March 4, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of HTL International, LLC as its new independent registered public accounting firm to audit the Company’s financial statements, effective March 4, 2025. During the two most recent fiscal years ended June 30, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of HTL International, LLC, neither the Company, nor someone on its behalf, has consulted HTL International, LLC regarding:

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
(ii)	any matter that was either the subject of a disagreement as defined in Item 16F (a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F (a)(1)(v) of Form 20-F.

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

We elected to follow home country practice exemption and be exempt from the requirements to obtain shareholder approval for (1) the issuance of securities when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended under Rule 5635(c) of the Nasdaq Rules, (2) the issuance of 20% or more of its outstanding Class A Ordinary Shares under Rule 5635(d) of the Nasdaq Rules. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.

Our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Class A Ordinary Shares -As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended June 30, 2025.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18.

ITEM 18.     FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.     EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Fifth Amended and Restated Memorandum and Articles of Association (Incorporated by reference to exhibit 1.1 from the Form 6-K filed with the SEC on August 1, 2025)
2.1	Form of Warrant pursuant to a Securities Purchase Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on November 24, 2021)
2.2	Form of Warrant pursuant to a Placement Agency Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.5 from the Form 6-K filed with the SEC on November 24, 2021)
2.3	Form of Warrant pursuant to a Securities Purchase Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.4 from the Form 6-K filed with the SEC on February 3, 2022)
2.4	Form of Warrant pursuant to a Placement Agency Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.7 from the Form 6-K filed with the SEC on February 3, 2022)
2.5	Form of Warrant pursuant to an Underwriting Agreement dated June 3, 2022 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on June 7, 2022)
2.6

Form of Warrant to Purchase Ordinary Shares pursuant to pursuant to a Securities Purchase Agreement dated October 21, 2022 (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on October 25, 2022)

2.7	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.2 from the Form 6-K filed with the SEC on October 25, 2022)
2.8	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on December 12, 2023)
2.9	Form of Warrant pursuant to a Securities Purchase Agreement dated December 7, 2023 (Incorporated by reference to exhibit 4.2 from the Form 6-K filed with the SEC on December 12, 2023)
2.10	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on May 31, 2024)
2.11	Form of Series A-1 Senior Secured Convertible Note (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on July 17, 2025)
2.12	Form of Series B-1 Senior Secured Convertible Note (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on July 17, 2025)
2.13	Form of Series C-1 Senior Secured Convertible Note (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 1, 2025)
2.14	Form of Warrants (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 12, 2025)
2.15*	Description of Securities

4.1*	Employment Agreement between the Company and Jinghai Jiang, dated April 10, 2024
4.2	Director offer letter to Mr. Xiaping Cao, dated March 22, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 22, 2022)
4.3	Asset Purchase Agreement, dated August 15, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 23, 2022)
4.4	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on October 25, 2022)
4.5	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on October 25, 2022)
4.6	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on October 25, 2022)
4.7	Form of Guaranty (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on October 25, 2022)
4.8	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on November 22, 2023)
4.9	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 12, 2023)
4.10	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on December 12, 2023)
4.11	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on December 12, 2023)
4.12	Form of Guaranty (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on December 12, 2023)
4.13	Form of Equity Purchase Agreement (Incorporated by reference to exhibit 10.5 from the Form 6-K filed with the SEC on December 12, 2023)
4.14	Director Offer Letter to Siyuan Zhuang, dated March 21, 2024 (Incorporated by reference to exhibit 99.1 from the Form 6 K filed with the SEC on April 19, 2024)
4.15	Director Offer Letter to Mei Yeung, dated April 10, 2024 (Incorporated by reference to exhibit 99.2 from the Form 6 K filed with the SEC on April 19, 2024)
4.16	Form of Exchange Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 31, 2024)
4.17	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on May 31, 2024)
4.18	Form of Guaranty (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on May 31, 2024)
4.19	Form of Sales Representative Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 12, 2024)
4.20	Securities Purchase Agreement, dated July 13, 2025 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on July 17, 2025)
4.21	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on July 17, 2025)
4.22	Form of Security Agreement (Incorporated by reference to exhibit 10.5 from the Form 6-K filed with the SEC on July 17, 2025)

4.23	Form of Subsidiary Guaranty (Incorporated by reference to exhibit 10.6 from the Form 6-K filed with the SEC on July 17, 2025)
4.24	Form of Equity Purchase Facility Agreement, dated July 13, 2025 (Incorporated by reference to exhibit 10.7 from the Form 6-K filed with the SEC on July 17, 2025)
4.25	Form of Registration Rights Agreement, dated July 13, 2025 (Incorporated by reference to exhibit 10.8 from the Form 6-K filed with the SEC on July 17, 2025)
4.26	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 12, 2025)
4.27	Waiver Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on August 12, 2025)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
12.1*	Certification of Chief Principal Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Principal Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Principal Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Principal Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of HTL International, LLC
15.2*	Consent of WWC, P.C.
97.1	Executive Compensation Recovery Policy of the Registrant (Incorporated by reference to exhibit 97.1 from the Form 20-F filed with the SEC on December 26, 2024)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT ORIGIN LTD

By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer and Chairman of the Board

Date: October 31, 2025

BIT ORIGIN LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Bit Origin Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bit Origin Ltd and its subsidiaries (the “Company”) as of June 30, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we do not provide a separate opinion on this matter or on the accounts or disclosures to which it relates.

Evaluation of the Company’s ability to continue as a going concern

As described in Note 1 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis, and management has concluded that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they become due for the next twelve months from the date of issuance of the consolidated financial statements. For the years ended June 30, 2025, 2024 and 2023, the Company incurred net losses of $4,369,906, $18,284,958 and $28,216,352, respectively, with net cash used in operating activities of $2,290,607, $7,929,234 and $6,761,587, respectively. As of June 30, 2025 and 2024, accumulated deficit amounted to $88,265,410 and $81,731,423, respectively. As of June 30, 2025, the Company only had a cash balance of $55,639. These adverse conditions and events, before consideration of management’s plans, raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the adverse conditions and events include a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements and the consummation of an external financing project.

The principal consideration for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter is the significant judgment by management when preparing the business plan with forecasted cash flows and the consummation of an external financing project included in the going concern assessment, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s business plan with forecasted cash flows and the consummation of an external financing project.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following:

●	We tested management’s process for preparing the business plan with forecasted cash flows and the consummation of an external financing project included in the going concern assessment; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the reasonableness of the assumptions included in the forecasted cash flows used by management in their business plan. Evaluating the forecasted cash flows involved evaluating whether the underlying assumptions were reasonable considering (i) the Company’s current and past performance, and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit; We reviewed the documentation for subsequent debt and equity financing transactions to confirm the material terms, evaluate associated contingencies, and corroborate the receipt of funds for completed issuances; and
●	We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2025.

Houston, Texas

October 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Bit Origin Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Origin Ltd and its subsidiaries (the “Company”) as of June 30, 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows in each of the years for the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred substantial losses and generated significant net cash outflows from operating activities during the year ended June 30, 2024, as well as had temporarily ceased its business operations during the current year. These circumstances give rise to substantial doubt that the Company will continue as a going concern. Management’s plan regarding these matters are described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID:1171

We have served as the Company’s auditor from May 8, 2021 through March 4, 2025

San Mateo, California

December 26, 2024

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$55,639	$1,409,070
Cryptocurrencies	—	178,687
Other receivables, net	1,035,865	1,705,333
Prepayments, net	554,995	21,333
Loans receivable, net	1,889,941	3,370,322
Total current assets	3,536,440	6,684,745

Total assets	$3,536,440	$6,684,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Convertible debentures	$—	$1,880,019
Other payables and accrued liabilities	372,083	611,151
Total current liabilities	372,083	2,491,170

NONCURRENT LIABILITIES
Convertible debentures	—	3,283,992
Total noncurrent liabilities	—	3,283,992

Total liabilities	372,083	5,775,162

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY
Ordinary share (par value $0.3 per share, 10,000,000 shares authorized; 7,758,348 shares issued and outstanding as of June 30, 2024)	—	2,327,505
Class A ordinary share (par value $0.3 per share, 475,000,000 shares authorized; 58,211,111 shares issued and outstanding as of June 30, 2025)	17,463,333	—
Class B ordinary share (par value $0.3 per share, 25,000,000 shares authorized; 768,000 shares issued and outstanding as of June 30, 2025)	230,400	—
Additional paid-in capital	74,471,809	81,066,562
Accumulated deficit	(88,265,410)	(81,731,423)
Total Bit Origin Ltd shareholders’ equity	3,900,132	1,662,644

NONCONTROLLING INTERESTS	(735,775)	(753,061)

Total equity	3,164,357	909,583

Total liabilities and shareholders’ equity	$3,536,440	$6,684,745

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended June 30,
	2025	2024	2023
REVENUES
Cryptocurrencies mining revenue	$—	$2,888,482	$6,261,091
Cryptocurrency miner sales net revenue	39,495	—	—
Total revenues	39,495	2,888,482	6,261,091

COST OF REVENUES
Cost of cryptocurrencies mining revenue	—	3,833,684	10,826,620
Total cost of revenues	—	3,833,684	10,826,620

GROSS PROFIT (LOSS)	39,495	(945,202)	(4,565,529)

OPERATING EXPENSES:
General and administrative	3,082,820	3,816,307	2,914,612
(Recovery of) provision for credit losses	(51,632)	1,131,988	3,273,860
Impairment loss of cryptocurrencies	—	7,102	181,263
Impairment loss of miners	—	6,472,266	16,691,803
Impairment loss of long-term investment	—	2,389,698	610,302
Share based compensation expense	—	73,230	67,271
Total operating expenses	3,031,188	13,890,591	23,739,111

LOSS FROM OPERATIONS	(2,991,693)	(14,835,793)	(28,304,640)

OTHER INCOME (EXPENSES)
Realized gains on sale/exchange of cryptocurrencies	247,563	94,149	676,015
Interest expense	(455,194)	(497,768)	(227,376)
Other finance expenses	(1,170,582)	(1,116,865)	(360,351)
Loss on warrants settlement	—	(1,928,681)	—
Total other (expenses) income, net	(1,378,213)	(3,449,165)	88,288

LOSS BEFORE INCOME TAXES	(4,369,906)	(18,284,958)	(28,216,352)

Provision for income taxes	—	—	—

NET LOSS	(4,369,906)	(18,284,958)	(28,216,352)

LESS: Net income (loss) attributable to noncontrolling interests	17,286	(753,311)	—
Deemed dividend attributable to down round feature of warrants	2,146,795	—	—

NET LOSS ATTRIBUTABLE TO BIT ORIGIN LTD	$(6,533,987)	$(17,531,647)	$(28,216,352)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	23,104,846	5,241,577	3,279,049

LOSS PER SHARE - BASIC AND DILUTED*	$(0.28)	$(3.34)	$(8.61)

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Additional
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		paid-in	Accumulated	Noncontrolling
	Share	Amount	Share	Amount	Share	Amount	capital	deficit	interests	Total
BALANCE, June 30, 2022*	3,061,910	$918,573	—	$—	—	$—	$69,719,807	$(35,983,424)	$—	$34,654,956
Issuance of ordinary shares for equipment purchase	289,520	86,856	—	—	—	—	3,023,144	—	—	3,110,000
Issuance of ordinary shares for compensation	13,169	3,951	—	—	—	—	63,320	—	—	67,271
Warrants issued with convertible debenture	—	—	—	—	—	—	645,196	—	—	645,196
Additional ordinary shares of round-up adjustment for reverse share split	16,493	4,948	—	—	—	—	(4,948)	—	—	—
Net loss	—	—	—	—	—	—	—	(28,216,352)	—	(28,216,352)
BALANCE, June 30, 2023*	3,381,092	1,014,328	—	—	—	—	73,446,519	(64,199,776)	—	10,261,071
Sales of ordinary shares	2,812,833	843,850	—	—	—	—	3,150,372	—	—	3,994,222
Issuance of ordinary shares for compensation	34,240	10,272	—	—	—	—	62,958	—	—	73,230
Conversion of convertible debenture into ordinary shares	680,183	204,055	—	—	—	—	1,020,271	—	—	1,224,326
Warrants issued with convertible debenture	—	—	—	—	—	—	2,560,858	—	—	2,560,858
Exercise of warrants	850,000	255,000	—	—	—	—	896,903	—	—	1,151,903
Exchange of warrants for convertible debenture	—	—	—	—	—	—	(71,319)	—	—	(71,319)
Noncontrolling interests acquired	—	—	—	—	—	—	—	—	250	250
Net loss	—	—	—	—	—	—	—	(17,531,647)	(753,311)	(18,284,958)
BALANCE, June 30, 2024	7,758,348	2,327,505	—	—	—	—	81,066,562	(81,731,423)	(753,061)	909,583
Re-designation of authorized ordinary shares	(7,758,348)	(2,327,505)	6,990,348	2,097,105	768,000	230,400	—	—	—	—
Exercise of warrants	—	—	8,622,532	2,586,760	—	—	(2,586,760)	—	—	—
Conversion of convertible debentures into ordinary shares	—	—	42,598,231	12,779,468	—	—	(6,154,788)	—	—	6,624,680
Deemed dividend attributable to down round feature of warrants	—	—	—	—	—	—	2,146,795	(2,146,795)	—	—
Net (loss) income	—	—	—	—	—	—	—	(4,387,192)	17,286	(4,369,906)
BALANCE, June 30, 2025	—	$—	58,211,111	$17,463,333	768,000	$230,400	$74,471,809	$(88,265,410)	$(735,775)	$3,164,357

*Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,369,906)	$(18,284,958)	$(28,216,352)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	900,938	5,361,955
(Recovery of) provision for credit losses	(51,632)	1,131,988	3,273,860
Realized gain on sale/exchange of cryptocurrencies	(247,563)	(94,149)	(676,015)
Impairment loss of cryptocurrencies	—	7,102	181,263
Impairment loss of long-lived assets	—	6,472,266	16,691,803
Impairment loss of long-term investment	—	2,389,698	610,302
Share based compensation expense	—	73,230	67,271
Amortization of convertible debenture issuance costs and discounts	1,167,996	1,125,067	357,995
Interest expense of convertible debenture	681,862	587,170	190,996
Interest expense of third party loans	—	8,515	36,380
Loss on warrants settlement	—	1,928,681	—
Changes in operating assets and liabilities
Cryptocurrencies - mining, net of mining pool operating fees	426,250	(2,676,138)	(5,832,252)
Other receivables	655,593	(2,982,107)	1,014,989
Prepayments	(533,662)	205,264	(322,972)
Security deposits	—	660,552	(199,800)
Accounts payable	—	(667,912)	667,912
Other payables and accrued liabilities	(19,545)	1,285,559	31,078
Net cash used in operating activities	(2,290,607)	(7,929,234)	(6,761,587)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of cryptocurrencies	—	4,668,828	4,384,562
Purchases of plant and equipment	—	—	(115,033)
Loan to third parties	—	(3,645,822)	—
Repayments from loans to third parties	1,545,888	—	—
Proceeds from investment of subsidiaries’ noncontrolling interests	—	250	—
Net cash provided by investing activities	1,545,888	1,023,256	4,269,529

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	—	—	354,903
Proceeds from issuance of ordinary shares through private offerings	—	3,994,222	—
Proceeds from third party loans	—	—	819,000
Repayments to third party loans	—	(819,000)	—
Payments of convertible debenture interest expense	(608,712)	(587,170)	(190,996)
Payments of third party loans interest expense	—	(8,515)	(36,380)
Proceeds from convertible debentures, net of issuance costs	—	6,127,334	1,844,000
Repayments of convertible debenture	—	(1,560,000)	(300,000)
Proceeds from exercise of warrants	—	1,151,903	—
Net cash (used in) provided by financing activities	(608,712)	8,298,774	2,490,527

CHANGES IN CASH AND CASH EQUIVALENTS	(1,353,431)	1,392,796	(1,531)

CASH AND CASH EQUIVALENTS, beginning of year	1,409,070	16,274	17,805

CASH AND CASH EQUIVALENTS, end of year	$55,639	$1,409,070	$16,274

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$—
Cash paid for interest	$608,712	$270,170	$89,589

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Conversion of convertible debenture remaining principals into ordinary shares	$6,332,007	$—	$—
Conversion of convertible debenture into ordinary shares	$292,673	$—	$—
Exchange of warrants for convertible debenture	$—	$2,000,000	$—
Deemed dividend attributable to down round feature of warrants	$2,146,795	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Organization

Bit Origin Ltd (“Bit Origin” or the “Company”) is a company incorporated on January 23, 2018 under the laws of the Cayman Islands. Bit Origin holds all of the outstanding share capital of the following entities: SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd (“SonicHash Singapore”), SonicHash LLC (“SonicHash US”) and Bit Origin Pte. Ltd. (“Bit Origin Singapore”), and holds 55% of the outstanding share capital of Sonic Auspice DC LLC (“Sonic Auspice”).

On December 14, 2021, the Company formed SonicHash Canada, a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Singapore, a company incorporated under the laws of Singapore, which was struck off on September 4, 2024. On December 17, 2021, the Company formed SonicHash US under the laws of the State of Delaware. Sonic Auspice was formed by a third party under the laws of the State of Delaware on November 30, 2023. The Company purchased 55% of total interests of Sonic Auspice from the third party at a purchase price of $750 on December 7, 2023. On June 26, 2025, the Company formed Bit Origin Singapore, a company incorporated under the laws of Singapore.

Business overview

The Company and its subsidiaries (“the Group”) is focused on the cryptocurrency related operations and management. The Group started Bitcoin mining business in May 2022. In December 2023, the Group temporarily suspended the Bitcoin mining operations due to the high operating costs in the United States (“U.S.”). Starting from June 2024, Bit Origin directly enters into the purchase and sale of mining computers under a sales representative arrangement to support its treasury and operational activities. In July 2025, the Group introduced a dedicated Dogecoin treasury program to advance its strategic development.

Consolidation scope

The accompanying consolidated financial statements reflect the activities of Bit Origin and each of the following entities as of June 30, 2025:

Name	Background	Ownership
SonicHash Canada	· A Canada company. · It was established to explore potential mining site operation opportunities but has not commenced any business operations as of the date of this report	100% owned by Bit Origin
SonicHash US	· A U.S. company of the State of Delaware
	. It operates the Bitcoin mining business	100% owned by Bit Origin
Sonic Auspice	· A U.S. company of the State of Delaware

.       It was established to explore potential mining site operation opportunities but has not commenced any business operations but has undertaken limited financing and investment activities to third parties as of the date of this report

55% owned by Bit Origin
Bit Origin Singapore	· A Singapore company
	· It was established to engage in venture capital investment activities in the cryptocurrency industry but has not commenced any business operations as of the date of this report	100% owned by Bit Origin

Liquidity and going concern

In assessing the Group’s liquidity, management monitors and analyzes the cash on-hand and its operating expenditure commitments. The Group’s primary liquidity needs are to meet its working capital requirements and operating expenses obligations for the next twelve months from the issuance date of these financial statements.

For the years ended June 30, 2025, 2024 and 2023, the Group incurred net losses of $4,369,906, $18,284,958 and $28,216,352, respectively, with net cash used in operating activities of $2,290,607, $7,929,234 and $6,761,587, respectively. As of June 30, 2025 and 2024, accumulated deficit amounted to $88,265,410 and $81,731,423, respectively. As of June 30, 2025, the Group only had a cash balance of $55,639. These conditions, particularly the recurring losses from operations and the low cash balance as of the balance sheet date, raise substantial doubt about the Group’s ability to continue as a going concern for a period of twelve-month after the date these consolidated financial statements are issued.

To address these conditions, management has developed and executed the following measures.

●	In July 2025, the Company issued three tranches of Senior Convertible Note (Series A-1, B-1, and C-1) for aggregate gross proceeds of $16,338,506. Concurrently, the Company entered into an Equity Purchase Facility Agreement (“EPFA”) on July 13, 2025, providing a commitment for the investor to purchase up to $400 million in new shares through August 2028, subject to conditions.
●	Management is focused on optimizing the Group’s cost structure by streamlining the corporate hierarchy and overall business processes. This strategic focus on operational efficiencies is expected to result in a sustainable reduction in operating expenses, thereby increasing its liquidity period.
●	Management is actively building an ecosystem centered around Dogecoin (“DOGE”) encompassing payment solutions and Web3 applications. The Group intends to revitalize its crypto mining operations through identification of suitable third party hosting partners, which minimizes operating costs and generates immediate mining revenue.

Management believes that the successful execution of these plans, particularly the recent successful financing, and substantial commitment under the EPFA, provides the necessary liquidity to meet its obligations and fund operations for at least one year from the date these financial statements are issued. Accordingly, based on the successful implementation of these mitigating plans and subsequent receipt of capital, management has concluded that the substantial doubt about the Group’s ability to continue as a going concern has been alleviated.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. The Group bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates are used when accounting for items and matters including determinations of the useful lives and impairment of long-lived assets, allowances for credit losses and doubtful accounts, determination of fair value of financial instruments, and realization of deferred tax assets and uncertain tax position.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Cryptocurrencies

Cryptocurrencies (Bitcoins) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended June 30, 2025, 2024 and 2023, nil, $7,102 and $181,263 impairment loss was recognized, respectively. Purchases of cryptocurrencies by the Group are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Group accounts for its gains or losses in accordance with the first-in-first-out (“FIFO”) method of accounting.

Other receivables, net

Other receivables include advances to third parties or employees and interests receivable. Management regularly reviews the adequacy of the allowance for credit losses on an ongoing basis and considers factors such as the aging of receivables and changes in payment trends, creditworthiness, current economic trend as well as other supportable forward-looking factors. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. During the years ended June 30, 2025, 2024 and 2023, $13,875, $389,528 and $2,582,761 provision for credit losses was recognized, respectively. During the years ended June 30, 2025, 2024 and 2023, $2,582,761, nil and nil allowance for credit losses was written off, respectively.

Loans receivable, net

Loans receivable are recorded at the cash amount disbursed to originate the loans, net of allowance that estimated on a regular basis based on an assessment of historical collection experience, adjusted for loan balance aging, credit quality and specific risk characteristics of the borrowers and prevailing economic conditions. The Group continues to evaluate the reasonableness of the allowance policy and update if necessary. During the year ended June 30, 2025, $65,507 allowance for credit losses was recovered. During the years ended June 30, 2024 and 2023, $275,500 and nil provision for credit losses was recognized, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing July 1, 2023, the Group adopted Accounting Standard Codification (“ASC”) 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under Accounting Standard Update (“ASU”) 2016-13, the Group has exposure to credit losses for financial assets, which are other receivables and loans receivable. The Group considered various factors, including nature, historical collection experience, the age of the receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Group has adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Group to make reasonable estimation of the risk rate.

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

Prepayments, net

Prepayments are cash advanced to service providers for future services. This amount is refundable and bears no interest. During the years ended June 30, 2025, 2024 and 2023, nil, $117,000 and nil provision for doubtful accounts was recognized, respectively.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of five years for cryptocurrency mining equipment.

All cryptocurrency mining equipment was fully impaired and disposed of in prior years, and no plant and equipment were held or in use as of June 30, 2025. Depreciation expense was nil, $900,938, and $5,361,955 for the years ended June 30, 2025, 2024, and 2023, respectively.

Long term investment, net

The Group’s long-term investment represented an equity investment without a readily determinable fair value and was accounted for using the measurement alternative under ASC Topic 321, Investments — Equity Securities. Under this approach, the investment was carried at cost, less any impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments, if any.

At each reporting date, the Group assesses whether events or changes in circumstances indicate that the investment is impaired. If qualitative factors indicate that the fair value of the investment is less than its carrying amount, the Group estimates the fair value of the investment. When the fair value is determined to be less than the carrying amount, an impairment loss is recognized in earnings equal to the difference between the two amounts.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2025, 2024 and 2023, nil, $6,472,266 and $16,691,803 impairment of long-lived assets was recognized, respectively.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

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

Related parties

A party is considered to be related to the Group if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Group. Related parties also include principal owners of the Group, its management, members of the immediate families of principal owners of the Group and its management and other parties with which the Group may deal if one party controls or can significantly influence management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Convertible debentures and derivatives

The Group adopted ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20), effective for the year ended June 30, 2025. The Group accounts for its convertible debentures and notes primarily under ASC 470, Debt.

Under the amended guidance, convertible instruments are accounted for as a single liability instrument measured at amortized cost. This simplified approach eliminates the requirement under previous guidance to separately account for beneficial conversion features (“BCF”) or cash conversion features (“CCF”) in equity.

An exception to this single-instrument approach applies if an embedded conversion feature is required to be bifurcated from the host debt instrument and accounted for separately as a derivative under ASC 815, Derivatives and Hedging (“ASC 815”). This is required when the conversion feature’s economic characteristics are not considered clearly and closely related to the host debt, the feature meets the definition of a derivative, and it does not qualify for a scope exception from derivative accounting. If bifurcation is required, the embedded derivative is recognized as a liability and measured at fair value, with subsequent changes in fair value reported in earnings. The portion of the proceeds allocated to the derivative creates a debt discount, which is amortized to interest expense over the term of the debt.

For instruments accounted for as a single liability, debt issuance costs are recorded as a direct deduction from the carrying amount and are amortized to interest expense over the term of the debt using the effective interest method. Upon conversion into shares in accordance with the original contractual terms, the carrying amount of the debt is reclassified to equity, and no gain or loss is recognized in the income statement.

Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815.

The assessment considers whether the warrants are freestanding financial instruments, meeting the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This includes determining whether the warrants are indexed to the Group’s own ordinary share and whether the warrant holders could potentially require net cash settlement in a circumstance outside of the Group’s control. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and is reassessed at each subsequent reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of equity at fair value at the time of issuance and not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities, measured at fair value at issuance and subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

The Group recognizes on a prospective basis the value of the effect of the down round feature in the warrants when the feature is triggered (i.e., when the exercise price is adjusted downward). This value is measured as the difference between (1) the financial instrument’s fair value (without the down round feature) using the pre-trigger exercise price and (2) the financial instrument’s fair value (with the down round feature) using the reduced exercise price. The value of the effect of the down round feature will be treated as a deemed dividend and a reduction to income available to ordinary shareholders in the basic earnings per share (“EPS”) calculation.

Revenue recognition

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle: (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Group satisfies the performance obligation.

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

Cryptocurrency mining:

The Group entered into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. The provision of computing power is the only performance obligation in the Group’s contracts with third party pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Group successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the intraday low quoted price of the related cryptocurrency at the time of receipt. All of the Group’s cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinmarketcap.com. In December 2023, the Group temporarily suspended the cryptocurrency mining operations due to the high operating costs in the United States.

Cryptocurrency miner sales:

The Group earns revenue by facilitating a third party supplier to sell cryptocurrency mining equipment. The transaction price is fixed, agreed upon with the customer at contract inception, and payable in full prior to delivery, with no significant financing components. The Group recognizes revenue at a point in time when control of the equipment transfers to the customer from the supplier, which occurs upon delivery to the customer’s designated pick-up location and acceptance per the sales contract terms.

The Group acts as an agent in these transactions, as it does not control the equipment before transfer. This determination reflects that: (1) the Group is not primarily responsible for fulfilling the promise to provide the equipment (a third-party supplier bears this obligation), and (2) the Group does not bear inventory risk before or after the sale. As an agent, the Group’s performance obligation is to arrange for the equipment’s provision to the customer. Revenue is thus recognized on a net basis, representing the fee or commission earned, calculated as the difference between amounts charged to the customer and amounts remitted to the supplier. No significant variable consideration (e.g., discounts or returns) or capitalized contract costs are present as the consideration is received full prior to delivery.

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Group signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partner to the Group. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining. In December 2023, the Group temporarily suspended the Bitcoin mining operations due to the high operating costs in the United States.

Share-based compensation

Share-based compensation expense consists of the Group’s restricted stock units (“RSUs”) expense. RSUs granted to employees are measured based on the grant-date fair value. In general, a portion of the Group’s RSUs vests at the time of signing the employment agreement and the remaining vests over a service period of three years. Share-based compensation expense is generally recognized on the straight-line basis over the requisite service period and forfeitures are accounted for as they occur.

Income taxes

The Group accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

(Loss) earnings per share

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

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole, the Group has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group primarily generates cryptocurrency miner sales revenue by delivery to the customer’s designated pick-up location, no geographical segments are presented.

Recent accounting pronouncements

New accounting pronouncements adopted

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred shares. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted ASU 2020-06 on July 1, 2024, and retrospectively apply to all periods presented in the consolidated financial statement. The adoption of this ASU did not have a material effect on the Group’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. The Company adopted ASU 2023-07 on July 1, 2024, and retrospectively apply to all periods presented in the consolidated financial statement. The adoption of this ASU did not have a material effect on the Group’s consolidated financial statements and related disclosures.

New accounting pronouncements yet to be adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If amendments are adopted in an interim period, they must be adopted as of the beginning of the fiscal year that includes that interim period. The amendments in this ASU require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

On January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03 (disaggregation of income statement expenses) for non-calendar year-end entities. The clarification ensures that initial adoption is required in an annual reporting period (rather than unintentionally in an interim period) for entities with non-calendar year ends. The amendments align with the effective dates stated in ASU 2024-03 (annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027) and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-03 (as clarified by ASU 2025-01) on its consolidated financial statements and related disclosures.

In March 2025, the FASB issued ASU 2025-02, “Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which rescinds the embedded SEC guidance in Topic S-99-1 of ASC 450 related to obligations to safeguard crypto assets under SAB 121. The amendments require entities with obligations to safeguard crypto assets to assess whether a contingent liability exists under ASC 450-20, “Loss Contingencies.” This guidance is effective for annual periods beginning after December 15, 2024, including interim periods, with early adoption permitted. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 3 – Cryptocurrencies

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the years ended June 30, 2025, 2024 and 2023:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance on July 1, 2022	7.17	$141,888
Revenue recognized from cryptocurrencies mined	272.38	6,261,091
Hosting fees settled in cryptocurrencies	(22.14)	(428,839)
Proceeds from sale of cryptocurrencies	(175.09)	(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—	676,015
Impairment loss of cryptocurrencies	—	(181,263)
Balance on June 30, 2023	82.32	$2,084,330
Revenue recognized from cryptocurrencies mined	95.62	2,888,482
Hosting fees settled in cryptocurrencies	(7.60)	(212,344)
Proceeds from sale of cryptocurrencies	(165.87)	(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—	94,149
Impairment loss of cryptocurrencies	—	(7,102)
Balance on June 30, 2024	4.47	$178,687
Revenue recognized from cryptocurrencies mined	—	—
Service fees settled in cryptocurrencies	(4.47)	(426,250)
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	247,563
Impairment loss of cryptocurrencies	—	—
Balance on June 30, 2025	—	$—

Note 4 – Other receivables, net

Other receivables, net consist of the following:

	June 30,	June 30,
	2025	2024
Advances to third parties[1] or employees	$1,202,601	$1,996,944
Interest receivables	236,667	97,917
Receivable due from buyer of disposed entities	—	2,582,761
Total other receivables	1,439,268	4,677,622
Less: allowance for credit losses	(403,403)	(2,972,289)
Total other receivables, net	$1,035,865	$1,705,333

[1] Non-trade advances to third parties are short term in nature and are due on demand with no interest bearing. These advances were refundable and made in relation to establishing relationship for potential service providers of cryptocurrency operations.

Movements of allowance for credit losses are as follows:

	For the year ended	For the year ended	For the year ended
	June 30,	June 30,	June 30,
	2025	2024	2023
Beginning balance	$2,972,289	$2,582,761	$—
Addition	13,875	389,528	2,582,761
Write-off	(2,582,761)	—	—
Ending balance	$403,403	$2,972,289	$2,582,761

Note 5 – Loans receivable, net

Outstanding balances on loans receivable consist of the following as of June 30, 2025 and 2024:

				June 30,	June 30,
Third party	Maturity	Interest rate	Collateral/Guarantee	2025	2024
A	December 15, 2024 (Fully repaid in October and December 2024, respectively)	15.0%	None	$—	$950,000
A	January 5, 2026	10.0%	None	499,934	500,000
A	April 30, 2025 (Extended to April 30, 2026 on April 30, 2025)	10.0%	None	1,600,000	1,600,000
B	October 28, 2024 (Fully repaid in October 2024)	0.0%	None	—	595,822
Loans receivable from third parties				2,099,934	3,645,822
Allowance for credit losses				(209,993)	(275,500)
Loans receivable, net				$1,889,941	$3,370,322

Movements of allowance for credit losses are as follows:

	For the year ended	For the year ended	For the year ended
	June 30,	June 30,	June 30,
	2025	2024	2023
Beginning balance	$275,500	$—	$—
(Recovery) addition	(65,507)	275,500	—
Ending balance	$209,993	$275,500	$—

Interest income of the above loans receivable for the years ended June 30, 2025, 2024 and 2023 amounted to $210,000, $97,917 and nil, respectively. These loans were refundable and made in relation to establishing relationship for potential service providers of cryptocurrency operations.

Note 6 – Long-term investment, net

	June 30,	June 30,
	2025	2024
Cost of long-term investment	$—	$3,000,000
Less: impairment loss	—	(3,000,000)
Long-term investment, net	$—	$—

The Company previously held an investment in MineOne Cloud Computing Investment I L.P. (the “Partnership”), for which it subscribed $3 million on June 10, 2022, representing an equity interest of 8.8235%. The Partnership was engaged in the development of a cryptocurrency mining facility in Wyoming.

The investment was fully impaired as of June 30, 2024, due to prolonged adverse market conditions and the decline in the fair value of the underlying mining assets.

During the fiscal year ended June 30, 2025, the Partnership resolved to apply for strike-off from the Register of Limited Partnerships, on the basis that it had ceased business operations and had no remaining assets or liabilities. The Company accordingly derecognized the investment during the year. As the investment had been fully impaired, no gain or loss was recognized upon derecognition.

Note 7 – Related party transactions and balances

As of and for the year ended June 30, 2025, the Group did not have any related-party transactions or outstanding balances with parties meeting the definition of related parties under ASC 850-10-20.

Relationship with Intellectual International Capital LLC (“IIC”)

IIC was considered a related party of the Company by virtue of the involvement of the Company’s former president, Dr. Jiaming Li, who concurrently served as a senior manager of IIC and was therefore able to exercise significant influence over both entities. Following Dr. Jianming Li’s resignation in November 2023, transactions and balances between the Group and IIC up to November 2023 were regarded as related-party transactions.

Related party balances

There were no related-party balances outstanding as of June 30, 2025 and 2024.

Related party transactions

		For the year ended	For the year ended	For the year ended
		June 30,	June 30,	June 30,
Name of related party	Related party	2025	2024	2023
Receipt on behalf of Group	Intellectual International Capital LLC	$—	$3,393,027	1,205,110
Payment on behalf of Group	Intellectual International Capital LLC	—	(2,812,692)	(1,056,897)

Except for the transactions and balances described above, the Group had no other related-party transactions or outstanding balances with related parties.

Note 8 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 15% for Alberta. SonicHash Canada had no taxable income during the years ended June 30, 2025, 2024 and 2023.

United States

SonicHash US and Sonic Auspice are incorporated in the U.S. and are only subject to federal income taxes but no state income taxes as they did not conduct any business operation in Delaware. The applicable tax rate is 21% for federal. The entities in the U.S. previously had limited operations in Georgia and Indiana but ceased all business activities in those states during the fiscal year ended June 30, 2024. The applicable state statutory rates were 5.49% for Georgia in fiscal year 2023 and 5.39% in fiscal year 2024, 4.9% for Indiana and 8.7% for Delaware. Both SonicHash US and Sonic Auspice had no taxable income during the years ended June 30, 2025, 2024 and 2023.

Singapore

SonicHash Singapore and Bit Origin Singapore are incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore was struck off on September 4, 2024 and had no taxable income for both the years ended June 30, 2024 and 2023. Bit Origin Singapore had no taxable income during the year ended June 30, 2025. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Loss before provision for income taxes consisted of:

	For the year	For the year	For the year
	ended	ended	ended
	June 30, 2025	June 30, 2024	June 30, 2023
Cayman	$(4,228,125)	$(8,833,523)	$(6,034,362)
United States	(140,273)	(9,052,317)	(22,024,619)
Canada	(1,508)	(349,960)	(1,998)
Singapore	—	(49,158)	(155,373)
	$(4,369,906)	$(18,284,958)	$(28,216,352)

The following table reconciles to the Group’s effective tax rate for the years ended June 30, 2025, 2024 and 2023:

	For the year	For the year	For the year
	ended	ended	ended
	June 30,	June 30,	June 30,
	2025	2024	2023
Federal statutory tax rate	21.0%	21.0%	21.0%
Weighted state statutory tax rate	8.7%	6.3%	6.4%
Change in valuation allowance	(29.7)%	(27.3)%	(27.4)%
Effective tax rate	—%	—%	—%

Significant components of deferred tax assets were as follows:

	June 30,	June 30,
	2025	2024
Deferred tax assets
Net operating loss carryforward in the U.S.	6,480,712	6,408,628
Net operating loss carryforward in Canada	53,361	53,134
Net operating loss carryforward in Singapore	—	38,996
Valuation allowance	(6,534,073)	(6,500,758)
Total net deferred tax assets	$—	$—

As of June 30, 2025 and 2024, the Group’s net operating loss carry forward was approximately $30.0 million and $29.8 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year in the U.S., for 20 years in Canada, and for unlimited years in Singapore. Management believes that the realization of the benefits from these losses appears uncertain due to the Group’s operating history and continued losses. If the Group is unable to generate taxable income in its operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Group has provided a 100% valuation allowance on its net deferred tax assets of approximately $6.5 million and $6.5 million related to its operations as of June 30, 2025 and 2024, respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

Note 9 – Concentration of risks

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. In the U.S., the insurance coverage of each bank is $250,000. As of June 30, 2025, cash balance of $55,639 was deposited with financial institutions located in US, of which none was subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Group is also exposed to risk from its other receivables and loans receivable. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 10 – Convertible debentures

Convertible Debenture issued on October 21, 2022

On October 21, 2022, the Company entered into a Securities Purchase Agreement with the Investor pursuant to which the Company sold a Convertible Debenture (the “2022 Debenture”) in the original principal amount of $2,100,000 and warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. The Company incurred issuance cost of $256,000 in connection with the issuance of the 2022 Debenture. The warrants had a fair value of $1,007,799, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$0.27
Exercise price	$1.20
Expected terms (in years)	7
Expected volatility	109%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.52%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the 2022 Debenture over the payment term using the effective interest rate method, which is estimated to be $1,872,536. The Company allocated $1,198,804 and $645,196 net proceeds to the 2022 Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the 2022 Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as additional paid-in-capital.

The 2022 Debenture was convertible at an initial conversion price equal to $0.33 per ordinary share, which is 115% of the Volume Weighted Average Price (“VWAP”) of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the conversion price of the 2022 Debenture upon the occurrence of such event; provided, that the conversion price may not be less than $0.06 per ordinary shares, which is 20% of the closing bid price of the trading day immediately prior to closing. The holder of the 2022 Debenture has the right to convert all or a portion at any time after the six-month anniversary of the date of issuance and prior to the maturity date, which was two years from the date of issuance.

The 2022 Debenture has a variable interest rate with a minimum of 12% per annum, and subject to adjustment upon occurrence of certain events. The Company may, at its option, pay interest in cash or ordinary shares.

In addition to a total of $900,000 cash repayment, the $1,200,000 remaining principal balance of the 2022 Debenture and accrued interest expense were converted into 680,183 ordinary shares at a conversion price of $1.80 (after the reverse share split in May 2023) per ordinary share during the year ended June 30, 2024. As of June 30, 2024, the 2022 Debenture was fully settled.

Convertible Debenture issued on December 29, 2023

On December 29, 2023, the Company entered into a Securities Purchase Agreement with the Investor pursuant to which the Company sold a Convertible Debenture (the “2023 Debenture”) in the original principal amount of $6,740,000 and the warrants to purchase 1,070,719 ordinary shares of the Company, at a purchase price of $6,127,334. The Company incurred issuance cost of $612,666 in connection with the issuance of the 2023 Debenture. The warrants had a fair value of $4,399,645, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$4.15
Exercise price	$15.00
Expected terms (in years)	10
Expected volatility	175%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.72%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the 2023 Debenture over the payment term using the effective interest rate method, which is estimated to be $6,127,334. The Company allocated $3,566,476 and $2,560,858 net proceeds to the 2023 Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the 2023 Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as additional paid-in-capital.

The 2023 Debenture is convertible at an initial conversion price equal to $15.00 per ordinary share, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the conversion price of the 2023 Debenture upon the occurrence of such event; provided, that the conversion price may not be less than $0.7186 per ordinary shares, which is 20% of the lower of the (i) the closing price of the ordinary shares immediately preceding the signing of the binding agreement; or (ii) the average closing price of the ordinary shares for the five trading days immediately preceding the signing of the binding agreement. The holder of the 2023 Debenture will have the right to convert all or a portion at any time after the date of issuance and prior to the maturity date, which is the thirty-sixth month anniversary from the date of issuance.

The 2023 Debenture has a variable interest rate with a minimum of 13.5% per annum, and subject to adjustment upon occurrence of certain events. The Company may, at its option, pay interest in cash or ordinary shares.

A total of $960,000 prepayments in cash repayments were made to the 2023 Debenture during the year ended June 30, 2024.

Convertible Debenture issued on May 31, 2024

On May 31, 2024, the Company entered into an Exchange Agreement with the holder of the warrant, pursuant to which the Company will issue a senior secured convertible note in the principal amount of $2,000,000 (the “Exchange Note”) in exchange for the cancellation of 500,000 warrants.

The fair value measurement of the cancelled warrants embedded with the Convertible Debenture issued on October 21, 2022 is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the warrants using the Black-Scholes Options Pricing Model, which is estimated to be $71,319. The Company exchanged the warrants with a senior secured convertible note in the principal amount of $2,000,000, and the difference was accounted for as a loss on warrants settlement for the year ended June 30, 2024.

The Exchange Note is convertible at a conversion price equal to the greater of (x) $0.76 and (y) 95% of (A) the lowest VWAP of the ordinary shares on any trading day during the five (5) trading day period immediately prior to the applicable conversion date. The holder of the Exchange Note will have the right to convert all or a portion of the Exchange Note at any time after the date of issuance and prior to the maturity date, which is the twenty-fourth month anniversary from the date of issuance.

The Exchange Note matures on May 31, 2026 and has an interest of ten percent (10%) per annum. The interest rate increases upon an event of default.

Conversion of 2023 Debenture and Exchange Note

During the year ended June 30, 2025, the holder exercised its right to convert the entire outstanding obligations under the 2023 Debenture and Exchange Note in accordance with the pre-existing alternate conversion terms included in the original agreement. The Company issued a total of 35,921,082 and 6,677,149 ordinary shares, respectively to settle the outstanding balance for 2023 Debenture and Exchange Note. The conversion was accounted under ASC 470-20-40-4, which requires conversion accounting (i.e. no gain or loss is recorded) since the concersion is in accordance with it original terms.

The summary of all the convertible debentures activity is as follow:

	June 30,	June 30,
	2025	2024
Principal balance	$8,740,000	$10,840,000
Less: conversions into ordinary shares	(7,780,000)	(1,200,000)
Less: repayments in cash	(960,000)	(1,860,000)
Remaining balance	—	7,780,000
Less: debentures discount and debts issuance cost	—	(2,615,989)
Total	$—	$5,164,011
Less: non-current	—	(3,283,992)
Total current	$—	$1,880,019

During the years ended June 30, 2025, 2024 and 2023, the Company made nil, $1,560,000 and $300,000 cash repayments to the convertible debentures, respectively. The issuance costs and discounts are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive loss over the life of the convertible debentures using effective interest method. For the years ended June 30, 2025, 2024 and 2023, amortization of the issuance cost and discount of $1,167,996, $1,125,067 and $357,995, respectively.

Note 11 – Equity

Change of authorized shares

The Company had a share capital of $3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share as of June 30, 2022.

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

On March 14, 2025, the shareholders of the Company adopted resolutions approving the following proposals to adopt a dual-class share capital structure at the annual general meeting of shareholders.

(i)	All of the issued and outstanding ordinary shares of $0.30 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of $0.30 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;
(ii)	25,000,000 authorized but unissued Ordinary Shares into 25,000,000 class B Ordinary Shares of $0.30 par value each, each having twenty (20) votes per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)	the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis, provided that the Company shall, at the time of the above resolution, have not less than 25,000,000 authorized but unissued Ordinary Shares.

On July 25, 2025, the registration of reducing the par value of each issued and authorized share of the Company from $0.30 to $0.000001 per issued share was approved and completed by the Grand Court of the Cayman Islands. As the total number of issued shares remains the same, it does not change the historical reality of the share structure. Therefore, reducing the par value of Ordinary Shares is not an adjusting event and not retroactively restated.

Direct offerings and private placements

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

Restricted shares issued for compensation

The Company granted RSUs to several management team members during the fiscal years of 2024 and 2023. No shares were granted during the fiscal year of 2025. The fair value as of the respective vesting dates of RSUs that vested during years ended June 30, 2025, 2024 and 2023 was nil, $73,230 and $67,271, respectively.

The summary of RSUs is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

		Weighted
		Average
		Grant Date
		Fair Value
	Shares	Per Share
Unvested as of June 30, 2022	—	$—
Granted	13,169	$5.11
Forfeited	—	$—
Vested	(13,169)	$5.11
Unvested as of June 30, 2023	—	$—
Granted	60,575	$2.14
Forfeited	(26,335)	$2.14
Vested	(34,240)	$2.14
Unvested as of June 30, 2024	—	$—

Warrants

The summary of warrant activity is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2022	1,254,441	1,254,441	$29.91	4.76
Granted/Acquired	4,523,333	4,523,333	$1.3552	7.00
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2023	5,777,774	5,777,774	$7.55	3.89
Granted/Acquired	1,070,719	1,070,719	$5.44	7.00
Cancellation (see Note 10)	(500,000)	(500,000)	$1.3552	—
Exercised	(850,000)	(850,000)	$1.3552	—
June 30, 2024	5,498,493	5,498,493	$7.22	3.06
Granted/Acquired	—	—	$—	—
Adjustment on down round feature*	20,061,892	20,061,892	$0.76	10.00
Forfeited	(156)	(156)	$90.00	—
Exercised	(18,814,907)	(18,814,907)	$—	—
June 30, 2025	6,745,322	6,745,322	$5.51	6.16

* The warrants contain a down round feature that provides for an adjustment to the exercise price and the number of warrant shares issuable upon exercise if the Company issues additional equity shares at a price lower than the current exercise price. During the year ended June 30, 2025, this down round feature was triggered, resulting in an adjustment of the exercise price to $0.76 per share and the issuance of 20,061,892 additional warrants. The fair value effect of the down round adjustment was recognized within equity as a reclassification between retained earnings and additional paid-in capital in accordance with ASC 260-10-55-97, and was treated as a deemed dividend excluded from the numerator of basic earnings per share. During the year ended June 30, 2025, 17,586,907 warrants were exercised on a cashless basis, resulting in the issuance of 7,914,108 Class A Ordinary Shares.

Note 12 – Segment reporting

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company’s operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company has determined that it has only one operating segment.

The following table presents major accounts of operating results of the Group’s segment for the years ended June 30, 2025, 2024 and 2023.

	For the Year Ended June 30,
	2025	2024	2023
Revenues	$39,495	$2,888,482	$6,261,091
Cost of revenues	—	(3,833,684)	(10,826,620)
Segment gross profit (loss)	39,495	(945,202)	(4,565,529)
Salaries and benefits expenses	(403,217)	(1,312,018)	(1,350,704)
Professional services expenses	(2,551,438)	(2,356,726)	(758,005)
Impairment losses	—	(8,869,066)	(17,483,368)
Recovery of (provision for) credit losses	51,632	(1,131,988)	(3,273,860)
Other operating expenses	(128,165)	(220,793)	(873,174)
Total operating expenses	(3,031,188)	(13,890,591)	(23,739,111)
Segment operating loss	(2,991,693)	(14,835,793)	(28,304,640)
Other (expenses) income, net	(1,378,213)	(3,449,165)	88,288
Segment net loss	$(4,369,906)	$(18,284,958)	$(28,216,352)

Note 13 – Commitments and contingencies

Commitments

As of June 30, 2025, the Group had no material commitments that are required to be disclosed.

Litigation contingencies

In March 2023, Bit Origin and SonicHash US, along with other named entities, were named as defendants in a state court civil lawsuit filed in Cheyenne, Wyoming by BCB Cheyenne LLC (“BCB” or “Plaintiff”) who had contractual relationship with two of the named defendants, MineOne Wyoming Data Center LLC, the other with Terra Crypto, Inc. Defendant alleges these parties breached their respective contracts. For its part, Bit Origin and SonicHash US, who had no relationship with BCB, were nevertheless alleged to have intentionally interfered with BCB’s contractual relationships with these other parties. Both Bit Origin and SonicHash US were also named as what is known as an “alter ego” defendant pursuant to which a party may be found liable if its later discovered it was acting, in essence, as the alter ego of the primary wrongdoer. Prior to the Group discovering it had been named in this Wyoming lawsuit, the case had been dismissed but simultaneously recommenced in the U.S. District Court in Wyoming against the same parties, with substantively the same causes of action. Bit Origin and SonicHash US were made aware of and appeared in this new federal court litigation denying all material allegations alleged against each of them.

In September 2023, BCB filed an amended complaint to add parties and substitute parties in place of others but leaving Bit Origin and Sonichash US as named defendants accused of intentionally interfering with BCB’s contractual relations. Once again, both companies were also alleged to be alter egos of the primary wrongdoers. In its lawsuit, BCB seeks “no less than $38 million” in compensatory damages. The Group denies any liability to BCB arising out of this lawsuit and is defending this matter vigorously.

The parties mediated this dispute from August 6 to August 8, 2024 and entered into a Settlement Agreement and Mutual Release on October 14, 2024, pursuant to which BTOG agreed to pay $13,050 to cover certain litigation cost of which the amount was provided as a provision for litigation claim within “other payables and accrued liabilities” as of June 30, 2024 and was fully paid in November 2024.

On October 14, 2024, the court dismissed the lawsuit, granting full releases to all defendants and officially concluding the matter.

Note 14 – Subsequent events

Down round and exercise of warrants

Subsequent to June 30, 2025, in July 2025, pre-existing down round features in the Company’s outstanding warrants were triggered. In accordance with these provisions, the exercise price of the warrants associated with the 2022 Debenture and 2023 Debenture was adjusted to $0.30 per share, and the Company issued an aggregate of 12,279,001 additional warrants to the holders. Subsequent to this adjustment, an aggregate of 16,726,000 of these warrants were exercised on a cashless basis, resulting in the issuance of 10,399,410 Class A Ordinary Shares.

Issuance of senior secured convertible notes

On July 13, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain buyers (the “Buyers”) for the sale of Senior Secured Convertible Notes convertible into Class A Ordinary Shares. The Purchase Agreement contains customary representations, warranties, and events of default. In connection with the agreement, the Company completed initial closings, issuing three tranches of notes for aggregate gross proceeds of $16,338,506, including a Series A-1 Note for $10,000,000 and a Series B-1 Note for $5,000,000 (both issued on July 16, 2025, maturing on July 16, 2029), and a Series C-1 Note for $1,338,506 (issued on July 31, 2025, maturing on July 31, 2029). These notes are subject to a Security and Pledge Agreement granting the collateral agent a security interest for the benefit of the Buyers. The Company is also required to file a registration statement to register the resale of the underlying shares.

Issuance of Class A Ordinary Shares

On July 13, 2025, the Company entered into an EPFA with an accredited investor, committing the investor to purchase up to $400,000,000 in newly issued Class A Ordinary Shares over a term expiring in August 2028. The EPFA specifies the pricing formula for share advances, based on a discount to the applicable market price. Relatedly, the Company entered into a Registration Rights Agreement requiring the Company to pay partial liquidated damages if the registration of the Advance Shares is not timely completed. Separately, on August 11, 2025, the Company completed a private placement issuing $20,000,000 Class A Ordinary Shares for gross proceeds of $6,000,000, and the investors elected to pay the purchase price using 30 million tokens of DOGE.

Strategic asset acquisition

On July 21, 2025, the Company purchased approximately 40.5 million tokens in DOGE as the first strategic acquisition under its digital asset treasury initiative.

The Group has evaluated all events and transactions that occurred after June 30, 2025 up through October 31, 2025, except for those disclosed above, there were no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.