Form 20-F
period 2026-06-30
SANGRIX INC.
filed 2026-09-18
CIK 1735556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                        to

Commission file number: 001-38857

SANGRIX INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

160 Robinson Road, 12F, SBF Center, Singapore 068914

(Address of principal executive offices)

Jinghai Jiang, Chief Executive Officer

347-556-4747

ir@sangrix.ai

160 Robinson Road, 12F, SBF Center, Singapore 068914

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0003 per share	SGRX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 733,246 Class A ordinary shares, par value US$0.0003 per share, and 13,796 Class B ordinary shares, par value US$0.0003 per share, issued and outstanding as of June 30, 2026.

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

☐  Yes  ☒  No

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“SANGRIX,” “our company,” the “Company,” “we,” “us,” and “our” are to SANGRIX INC. (formerly known as BIT ORIGIN LTD and China Xiangtai Food Co., Ltd.), an exempted company incorporated in the Cayman Islands with limited liability;
●	“Bit Origin SG” are to Bit Origin Pte. Ltd., a Singapore company and a subsidiary of SANGRIX; and
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“Class A Ordinary Shares” are to the Class A ordinary shares, par value $0.0003 per share, of the Company;
●	“Class B Ordinary Shares” are to the Class B ordinary shares, par value $0.0003 per share, of the Company;
●	“RMB” are to the legal currency of China;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Sonic Auspice” are to Sonic Auspice DC LLC, a Delaware limited liability company and a subsidiary of SANGRIX;
●	“SonicHash Canada” are to SonicHash Inc., a company organized under the laws of Alberta, Canada, and a subsidiary of SANGRIX;
●	“SonicHash US” are to SonicHash LLC, a Delaware limited liability company and a subsidiary of SANGRIX;
●	“U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States;

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “aim,” “will,” “project,” “target,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3-Key Information-Risk Factors,” “Item 4-Information on the Company,” “Item 5-Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

Risks Related to Our Digital Asset Holding Business

●	If we are unable to successfully implement our business plan or other business strategies as implemented in the future, it would affect our financial and business condition and results of operations;
●	Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price and Dogecoin price;
●	The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;
●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities. Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by banks and other financial institutions, may indirectly adversely affect our business operations, financial condition and results of operations;
●	We may face risks of internet disruptions, which could have an adverse effect on the price of cryptocurrencies;
●	The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain;
●	There is a lack of liquid markets for cryptocurrencies, and blockchain-based assets are susceptible to potential manipulation;

●	Our Dogecoin may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective;
●	The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our Dogecoin for which no person is liable, and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.;
●	Regulatory actions in one or more jurisdictions could restrict our ability to hold, transfer, pledge or dispose of Dogecoin and could adversely affect its value.
●	Our business growth and Dogecoin treasury strategy depend on access to external financing, which may not be available on acceptable terms, or at all.
●	Even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.
●	We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business.
●	Our indebtedness could adversely affect our ability to raise additional capital to fund operations.
●	New lines of business or new products and services may subject us to additional risks.
●	Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.
●	We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our share price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.
●	The recent disruption in the crypto asset markets may harm our reputation.
●	Regulatory developments in the United States or internationally may restrict the use, transfer, custody, acquisition, or legal status of cryptocurrencies, including Dogecoin (“DOGE”), which could adversely affect our business.
●	Our cryptocurrency holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.
●	Our board of management has experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected.
●	We may face financing, liquidity, or other risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets we use as collateral or the value of our crypto assets used by others as collateral.

Risks Related to Our Graphics Processing Unit (“GPU”) and AI Computing Infrastructure Business

●	Our GPU infrastructure business is new, and we may not realize the anticipated benefits of our acquisition.
●	Our GPU servers have not yet been delivered or deployed, and their delivery and deployment may be delayed.
●	We depend on a third-party manager to deploy, operate and commercialize our GPU servers.
●	Our net rental income will be affected by the operating expenses associated with the GPU servers.
●	Rapid technological development may cause our GPU servers to become obsolete or less competitive.
●	Equipment failures or data center interruptions could adversely affect our GPU operations.
●	Operations in Malaysia expose us to foreign operational and regulatory risks.
●	Export controls affecting advanced GPUs could adversely affect our business.
●	The pre-funded warrant issued as consideration may substantially dilute our existing shareholders.

Risks Related to Our Corporate Structure

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States;
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law;
●	Certain judgments obtained against us by our shareholders may not be enforceable;
●	The economic substance legislation of the Cayman Islands may adversely impact us or our operations; and We may rely on dividends or distributions from subsidiaries for our cash needs, and any limitations on such payments could adversely affect our liquidity.
●	We may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

Risks Related to United States Government Regulations

●	We are subject to an extensive and rapidly evolving regulatory landscape relating to digital assets, and adverse changes to, or failure to comply with, applicable laws and regulations could materially harm our business, reputation and financial condition;
●	A determination that Dogecoin is a security could adversely affect the value and liquidity of our Dogecoin holdings and subject us to additional regulatory requirements;
●	We could be required to register as an investment company under the Investment Company Act, which could materially restrict our business and adversely affect our financial condition and results of operations;
●	Enactment of the Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”) may have an adverse impact on our business and financial condition;

●	Our interactions with a blockchain and mining pools may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributive ledger technology.
●	If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost- prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.
●	Ongoing regulatory developments may affect the treatment of digital assets and materially and adversely affect our business, financial condition and results of operations.
●	The application of financial accounting standards to our digital-asset holdings could materially affect our reported results of operations.
●	Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Risks Related to Singaporean Government Regulations

●	Current and future laws and regulations approved by the Singaporean government may have an adverse impact on our operations in Singapore.

Risks Related to Our Ordinary Shares

●	The dual-class structure of our Class A and Class B ordinary shares has the effect of concentrating voting power with the holders of Class B ordinary shares, which could limit the ability of holders of Class A ordinary shares to influence corporate matters;
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies;
●	The market price of our Class A ordinary shares has recently declined significantly, and our Class A ordinary shares could be delisted from the Nasdaq or trading could be suspended;
●	Any future reverse share split may not achieve its intended effects and could result in increased volatility, reduced liquidity and additional dilution to our shareholders;
●	In the event that our Class A ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules;
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects;
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home-country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards;
●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”;
●	The requirements of being a public company may strain our resources and divert management’s attention;

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance;
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Class A ordinary shares for return on your investment;
●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A ordinary shares in the public market could materially and adversely affect the prevailing market price of the Class A ordinary shares and our ability to raise capital in the future;
●	Future financing may cause dilution in your shareholding or place restrictions on our operations;
●	We have material weaknesses in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected;
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares to significant adverse U.S. income tax consequences;
●	Securities analysts may not cover our Class A ordinary shares and this may have a negative impact on the market price of our Class A ordinary shares; and Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.
●	Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.

Risks Related to Our Business and Industry

If we are unable to successfully implement our business plan or other business strategies as implemented in the future, it would affect our financial and business condition and results of operations.

In December 2021, we decided to enter the Bitcoin mining business. In December 2023, we ceased the Bitcoin mining business in the United States due to the high operating costs. In July 2025, we introduced a dedicated Dogecoin treasury program to advance our strategic development. As of the issuance date of this annual report, we have 67,543,745 Dogecoin, and we also had supplier prepayments for 617 Aethir Cloud rendering miners and 134 MicroBT WhatsMiner M60S ASIC miners, which are available for delivery to customers through our sales representative arrangement. In 2026, we began expanding our business focus toward AI computing and digital infrastructure. We intend to evaluate additional opportunities involving GPU computing, server leasing, data center infrastructure and related services.

There are various risks related to these efforts to implement and adapt our evolving business plan, including by transitioning, expanding and diversifying our business operations, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Our results of operations are expected to be impacted by significant fluctuation of Dogecoin price.

The prices of Dogecoin (“DOGE”) and, to a lesser extent, Bitcoin have experienced significant volatility, and fluctuations in the price of DOGE may materially and adversely affect our results of operations, financial condition, and liquidity.

Digital assets have historically exhibited substantial price volatility. For example, according to CoinMarketCap, the price of Bitcoin ranged from approximately US$62,678 as of June 30, 2024 to US$107,135.34 as of June 30, 2025, US$ 58,558.86 as of June 30, 2026, and the price of Dogecoin ranged from approximately US$0.1243 as of June 30, 2024 to US$0.1651 as of June 30, 2025 and US$ 0.0720 as of June 30, 2026. These price ranges illustrate the significant fluctuations that can occur in digital-asset markets. Any future material decrease in the price of DOGE, which is the focus of our treasury strategy, would directly reduce the value of our assets and may impair our liquidity, financial condition, and ability to fund operations.

Because our treasury strategy is concentrated in DOGE, we are particularly exposed to DOGE-specific volatility, liquidity constraints, and market dislocation risks.

If DOGE prices decline, we may be required to record significant impairment charges. In addition, our ability to liquidate DOGE to meet operational needs could be constrained during periods of heightened volatility, thin order-book depth, exchange outages, or adverse market sentiment. There is no assurance that DOGE can be sold at prevailing market prices, or at all, when liquidity is required.

DOGE trading markets may be less developed, less liquid, and more susceptible to volatility than markets for other cryptocurrencies.

Dogecoin market depth is materially lower than that of larger digital assets such as Bitcoin and Ethereum. As a result, large transactions may have a greater market impact, preventing us from executing sales at desired prices and increasing our vulnerability to adverse market movements. In addition, DOGE markets may be more susceptible to market manipulation, rapid shifts in sentiment, and liquidity fragmentation across exchanges.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not occurred, and may never occur. The growth of this industry in general, and the use of Bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;
●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	changes in consumer demographics and public tastes and preferences;
●	the maintenance and development of the open-source software protocol of the network;
●	the increased consolidation of contributors to the cryptocurrency blockchain through mining pools;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;
●	general economic conditions and the regulatory environment relating to cryptocurrencies; and negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin, DOGE coin or other cryptocurrencies we acquire or hold for our own account, which would harm investors in our securities.

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

Geopolitical crises may motivate large-scale purchases of Bitcoin, Dogecoin and other cryptocurrencies, which could increase the price of Bitcoin, Dogecoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease, as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

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

Cryptocurrencies, including Dogecoin (“DOGE”), generally trade on platforms that do not provide the same level of regulatory oversight, investor protections, listing standards, or surveillance mechanisms as national securities exchanges. As a result, cryptocurrency markets may exhibit fragmented liquidity, inconsistent price discovery, limited market-making support, and sudden volatility. DOGE markets, in particular, may be less liquid and more vulnerable to abrupt price movements than markets for larger digital assets such as Bitcoin or Ethereum. These conditions increase the risk that large transactions may have a disproportionate market impact or that we may be unable to sell DOGE at anticipated prices or within required timeframes. In addition, the absence of uniform vetting standards and surveillance tools on certain digital-asset trading platforms creates heightened susceptibility to fraud, manipulation, wash trading, spoofing, cyberattacks, and other market-integrity issues. Any such events could materially and adversely affect the liquidity, value, or tradability of DOGE, the value of our digital-asset holdings, and our ability to execute our business and treasury strategy.

Our Dogecoin may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective.

We store our Dogecoin holdings in both hot and cold wallets with BitGo Trust Company, Inc. (“BitGo Trust”), a regulated institutional digital-asset custodian. Hot wallets, which are connected to the Internet, facilitate transactions but are more susceptible to hacking attempts, malware, phishing, and other cyber incidents. Cold wallets, which remain offline, provide greater protection from external attacks but may result in delayed access to assets during periods of market volatility or elevated transaction demand. Cold- storage arrangements also carry risks of internal operational error, misdelivery, misappropriation, or hardware failures.

BitGo Trust provides SOC-2-certified, multi-signature, hardware-secured custody designed to safeguard digital assets. However, no custodial arrangement is immune from defects, system vulnerabilities, cyber-attacks, operational failures, or other disruptions. BitGo’s commercial crime insurance may not cover all types of losses, may be subject to exclusions and limits, and may not be sufficient to compensate us in the event of a significant breach or incident. Any loss, theft, freeze, seizure, or material restriction on access to our Dogecoin assets held with BitGo Trust could materially and adversely affect our business, financial condition, and results of operations.

Cybersecurity threats and vulnerabilities in the broader Dogecoin ecosystem may further increase the risk of loss. Hackers or malicious actors may attempt to exploit weaknesses in the Dogecoin network, third-party exchanges, mining infrastructure, smart-contract ecosystems, or storage systems. Because we may hold a significant amount of Dogecoin, we could become a more attractive target for cyber-attacks, social- engineering schemes, or extortion attempts.

The loss or destruction of a private key required to access our wallets could permanently prevent us from accessing our Dogecoin holdings. Cryptocurrencies are controlled exclusively through the possession of public and private keys. If a private key is lost, stolen, corrupted, compromised, or destroyed, we may be unable to access or transfer the associated Dogecoin permanently, without recourse. Although BitGo uses multi-signature key management, failures in internal controls or multi-party authorization systems could result in irreversible loss.

Any such incident could have a material adverse impact on our liquidity, treasury strategy, and overall operations.

The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our Dogecoin for which no person is liable, and our lack of insurance protection for risk of loss of our digital assets exposes us and our shareholders to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.

We do not have any insurance that covers our Dogecoin in the event of loss or fraud.

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

Regulatory actions in one or more jurisdictions could restrict our ability to hold, transfer, pledge or dispose of Dogecoin and could adversely affect its value.

Governments and regulatory authorities in one or more jurisdictions may adopt laws, regulations, policies or enforcement measures that restrict or prohibit the acquisition, ownership, custody, transfer, pledge, sale, exchange or other use of digital assets, including Dogecoin. Certain jurisdictions have imposed restrictions on digital-asset trading platforms, financial institutions that provide services to digital-asset businesses, the use of digital assets in payment transactions, and the transfer of digital assets across borders. Other jurisdictions may impose licensing, registration, reporting, taxation, anti-money laundering, sanctions, custody or capital requirements that materially increase the cost or complexity of holding or transacting in digital assets.

Regulatory restrictions affecting digital-asset exchanges, custodians, banks, market makers or other service providers could limit the availability of services necessary to hold, transfer or dispose of Dogecoin. Such restrictions could also reduce trading volume and market liquidity, increase price volatility, delay or prevent transactions, or limit our ability to convert Dogecoin into fiat currency when required. Even if a particular regulatory action does not apply directly to us, it may adversely affect the Dogecoin network, the trading markets for Dogecoin, our custodian or other counterparties on which we rely.

Differences among jurisdictions may also create uncertainty regarding the laws applicable to a particular digital-asset transaction. Cross-border transfers or dispositions of Dogecoin could implicate multiple legal and regulatory regimes, including sanctions, anti-money laundering, tax, securities, commodities, foreign-exchange and capital-control requirements. Compliance with these requirements could increase our costs, delay transactions or require us to modify our treasury-management practices.

We cannot predict the nature, scope or timing of future regulatory actions relating to Dogecoin or other digital assets. Any restriction on our ability to access, hold, transfer, pledge or dispose of our Dogecoin holdings, or any regulatory development that materially reduces the liquidity, acceptance or market value of Dogecoin, could materially and adversely affect our business, financial condition, results of operations, liquidity and the market price of our Class A ordinary shares.

Our operations, financing obligations and development of our AI infrastructure business depend on access to external financing, which may not be available on acceptable terms, or at all.

We expect to continue to rely on external sources of capital, including equity and debt financing, to fund working capital, satisfy our financing obligations and support the deployment and commercialization of our GPU servers and development of our AI computing and digital infrastructure business. We currently have no plans to make additional material purchases of Dogecoin (“DOGE”). The availability, timing and terms of financing depend on factors beyond our control, including market conditions, investor participation, our share price and trading volume, regulatory developments and satisfaction of applicable funding conditions.

On September 7, 2026, we sold 3,000,000 DOGE for approximately US$267,665 in gross proceeds. We intend to use the net proceeds for general working capital and planned AI infrastructure expenditures. However, proceeds from these sales and any future sales may not be sufficient to meet our funding requirements, and there can be no assurance that additional sales will occur. Our remaining holdings include 30,000,000 DOGE covered by redemption notices received from the three investors in our August 2025 private placement, settlement of which remained outstanding as of the date of this annual report. Our ability to generate additional liquidity from our remaining DOGE holdings is subject to these redemption obligations, market conditions, applicable collateral restrictions and any required consents.

Our financing arrangements may impose restrictions on borrowing, asset transfers, redemptions and other activities. Additional financing may require us to pledge DOGE or other assets as collateral or accept further operational or financial restrictions. Declines in the value of pledged DOGE may reduce collateral coverage and borrowing capacity and, depending on the applicable contractual terms, trigger additional collateral requirements or enforcement rights. These circumstances could require sales of assets at unfavorable prices. Additional equity issuances or conversions of convertible debt may substantially dilute existing shareholders.

If we are unable to obtain sufficient financing on acceptable terms, or at all, we may be unable to fund our operations, meet our financing obligations, deploy and commercialize our GPU servers or develop our AI computing and digital infrastructure business. This could materially and adversely affect our business, liquidity, financial condition and ability to execute our transition toward AI computing infrastructure.

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

As part of our growth strategy, we are focused on developing opportunities in AI computing and digital infrastructure, including GPU server leasing, management and optimization, data center hosting, storage and related infrastructure services. We may also evaluate other complementary technologies, assets, businesses and commercial arrangements that support this strategy. Separately, we maintain a Dogecoin treasury strategy; however, as of the date of this annual report, we do not currently plan to expand our historical Bitcoin mining operations, mine additional types of crypto assets, or engage in other crypto asset-related businesses or services.

We may selectively pursue acquisitions, investments, joint ventures or other strategic transactions involving complementary businesses, technologies or assets. Any such transaction could involve significant risks, including increased leverage and debt service obligations, integration difficulties, potential disruption to our existing operations, challenges in integrating personnel, systems and corporate cultures, and the diversion of management attention and resources. These risks could materially and adversely affect our business, financial condition and results of operations, particularly during the period immediately following a transaction. We may also require additional debt or equity financing to complete such transactions, and there can be no assurance that financing will be available on acceptable terms, or at all. Furthermore, acquisitions and other strategic transactions involve a number of risks and challenges, including:

●	diversion of management’s attention;
●	potential loss of key employees and customers of the acquired companies;
●	an increase in our expenses and working capital requirements;
●	failure of the acquired entities to achieve expected results;
●	our failure to successfully integrate any acquired entities into our business; and our inability to achieve expected synergies and/or economies of scale.

These opportunities may also expose us to successor liability relating to actions involving any acquired entities, their respective management or contingent liabilities incurred prior to our involvement and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. These transactions may also be structured in such a manner that would result in our assumption of obligations or liabilities not identified during our pre- acquisition due diligence.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could adversely affect our reputation and have a material adverse effect on us.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations.

We currently have five outstanding secured convertible debentures in an aggregate original principal amount of $14,513,506 (excluding interest accrued thereon).

If we cannot generate sufficient cash flow from operations to service our debt, we may need to, among other things, dispose of some or all of the collateral or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have important consequences, including:

●	our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;
●	a portion of our cash flows from operations may be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;
●	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors, if such exist; and we may be vulnerable during a downturn in general economic conditions or in our business, or may be unable to carry on capital spending that is important to our growth.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our share price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.

In 2022 and the beginning of 2023, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco, LLC, declared bankruptcy. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. Furthermore, it also revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by FTX’s bankruptcy — namely, among others, BlockFi Inc., as one of the largest digital assets lending companies.

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

In addition, a perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government- mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us.

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

Regulatory developments in the United States or internationally may restrict the use, transfer, custody, acquisition, or legal status of cryptocurrencies, including Dogecoin (“DOGE”), which could adversely affect our business.

The regulatory treatment of digital assets continues to evolve, and governments in various jurisdictions have taken, and may continue to take, actions that restrict or prohibit certain cryptocurrency-related activities. Some countries, such as China, India, and Russia, have imposed significant limitations on acquiring, owning, transacting in, or exchanging cryptocurrencies for local currency, and have restricted the ability of financial institutions to engage in or support digital-asset transactions. Other jurisdictions have considered or implemented rules that limit or ban specific activities, including digital-asset mining, consumer use of cryptocurrencies as a means of payment, or the provision of custodial or exchange services.

Although we no longer engage in Bitcoin mining, future regulations relating to cryptocurrency mining, digital-asset custody, treasury management, consumer usage, cross-border transfers, anti-money-laundering requirements, or the classification of digital assets could materially impact our Dogecoin treasury strategy and our access to custodial, banking, or trading services. For example, authorities in some regions have restricted proof-of-work mining due to energy-consumption concerns, and other jurisdictions have proposed legislation that could affect digital-asset service providers, require enhanced disclosures, impose licensing requirements, or limit the ability of corporations to hold or transact in digital assets.

If the United States or other major jurisdictions adopt similar restrictive measures, or impose new regulations affecting the holding, custody, transfer, sale, or accounting treatment of DOGE or other digital assets, our business, financial condition, and ability to execute our treasury strategy could be materially and adversely affected. Such developments could also reduce the liquidity, value, or utility of our DOGE holdings and harm investors.

Our cryptocurrency holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

We hold cryptocurrency in order to enjoy the potential benefits of the appreciation of the Dogecoin price. Our DOGE holdings are maintained with BitGo Trust Company, Inc., which serves as our third-party digital asset custodian. Historically, the cryptocurrency markets have been characterized by more price volatility, less liquidity, and lower trading volumes compared to sovereign currencies markets, as well as relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, and various other risks inherent in its entirely electronic, virtual form and decentralized network. As a result, our cryptocurrency holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. If the cryptocurrency price decreases when we trade the cryptocurrency for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact.

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

Our board of management have experience in risk management and our company have risk management policies in place covering financing, liquidity management, cryptocurrency management, supplier management and counter party management. Our board of management is evaluating the risk exposure monthly and constantly adapting to the latest trend of the industry. Specifically, With respect to our Dogecoin treasury strategy, our risk management policies focus on, among other matters, DOGE price volatility, liquidity, concentration risk, custody and cybersecurity, counterparty exposure and access to capital.

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

As of the issuance date of this annual report, we have pledged approximately 33,305,196 Dogecoin as collateral in connection with certain financing arrangements and convertible notes. The value of Dogecoin is highly volatile, and a significant decline in its market value could reduce the collateral coverage available to our lenders. In such circumstances, our lenders may exercise remedies available to them under the applicable financing agreements, including restricting further borrowings or enforcing their security interests in the pledged Dogecoin, which could result in a partial or total loss of the pledged assets.

Any such enforcement action, or the perception of increased collateral risk, could adversely affect our liquidity, financial condition, and results of operations, and may limit our ability to obtain additional financing on acceptable terms, or at all.

Our GPU infrastructure business is new, and we may not realize the anticipated benefits of our acquisition.

We recently entered the GPU infrastructure business through our acquisition of 16 NVIDIA Blackwell B300 AI servers. We have limited experience owning or commercializing advanced GPU servers and overseeing third parties engaged in deploying and operating such equipment.

The success of this business depends on timely delivery and deployment, reliable equipment performance, sufficient utilization, customer demand, operating costs and the performance of PT Mitra Manunggal Sangkara (“MMS”) and other service providers. Our assumptions regarding these matters may prove inaccurate. We may incur substantial expenses without receiving the anticipated rental income or recovering our investment. If the project does not perform as expected, we could experience operating losses, liquidity pressure and impairment of the acquired assets.

Our GPU servers have not yet been delivered or deployed, and their delivery and deployment may be delayed.

As of the date of this annual report, our GPU servers had not yet been delivered or deployed. The servers are currently expected to be delivered and deployed in Malaysia during the third quarter of 2026, but this timetable is subject to uncertainty.

Potential causes of delay include shipping disruptions, customs clearance, supplier issues, data center readiness, installation and testing difficulties, and insufficient power, cooling or network capacity. We will not become entitled to rental income until the servers are available for operation under the management agreement we entered into on June 28, 2026 (the “Management Agreement”), with PT Mitra Manunggal Sangkara. Any material delay could cause us to incur additional expenses without corresponding income and delay our realization of the anticipated benefits of the transaction.

We depend on a third-party manager to deploy, operate and commercialize our GPU servers.

We appointed MMS to deploy, manage and commercialize the GPU servers. We depend on MMS and its service providers for substantially all operational aspects of this business, including coordinating delivery, data center hosting, equipment operation, maintenance and commercial utilization.

If MMS experiences financial or operational difficulties, fails to secure sufficient commercial utilization, fails to make payments when due or otherwise fails to perform its obligations, our business and financial results could be materially adversely affected. Our contractual rights may not fully compensate us for delayed or lost income, service interruptions, equipment damage or other losses.

Our net rental income will be affected by the operating expenses associated with the GPU servers.

Under the Management Agreement, we are entitled to fixed rental income of $368,640 for each monthly settlement period beginning when the servers become available for operation. We are responsible for operating expenses relating to the servers, including hosting, electricity, network connectivity, logistics, insurance, maintenance and repair costs. These expenses are netted against the fixed rental income and will therefore affect the net amount received by us.

The Management Agreement includes certain expense-control mechanisms. Reimbursable operating expenses must be reasonable, documented and actually incurred, and any individual operating expense exceeding $5,000 generally requires our prior written approval, except where the expense is reasonably necessary to prevent material damage to the servers or an interruption of management services. We also receive monthly settlement statements and operating reports and have certain rights to review the relevant records.

Although these mechanisms are intended to help us monitor and manage operating expenses, they may not prevent increases in electricity, hosting, maintenance or other costs. Any material increase in such expenses could reduce the net rental income and profitability generated by the GPU servers.

Rapid technological development may cause our GPU servers to become obsolete or less competitive.

GPU and AI computing technologies develop rapidly. New generations of GPUs may provide better performance, energy efficiency or operating economics. Changes in AI models, software frameworks, customer requirements or computing architecture could reduce demand for our servers before the end of their expected useful lives.

Reduced demand, utilization or market value could adversely affect our revenue and require us to recognize increased depreciation or impairment charges.

Equipment failures or data center interruptions could adversely affect our GPU operations.

GPU servers operate under intensive workloads and require reliable electricity, cooling and network connectivity. Equipment failures, overheating, power outages, cyber incidents, network disruptions or inadequate maintenance could result in downtime, lost rental income and substantial repair or replacement costs.

Because the equipment will be operated at a third-party data center, many of these risks will be outside our direct control. Insurance, warranties and contractual protections may not cover all resulting losses.

Operations in Malaysia expose us to foreign operational and regulatory risks.

Our GPU servers are expected to be deployed in Malaysia through foreign counterparties and service providers. This exposes us to risks relating to local laws, taxes, customs, import requirements, permits, electricity regulation, foreign exchange movements and the enforcement of contractual and ownership rights.

Changes in local regulation, import restrictions, data center policies or electricity availability could delay deployment, increase operating expenses or otherwise adversely affect the performance of the GPU business.

Export controls affecting advanced GPUs could adversely affect our business.

Advanced GPUs and related technology may be subject to export controls, sanctions, licensing requirements and end-use or end-user restrictions imposed by the United States and other jurisdictions.

These restrictions could delay or prevent delivery, limit permitted customers or applications, restrict access to maintenance or replacement components, or expose us to regulatory penalties. Applicable requirements may change rapidly and could materially affect our ability to deploy or commercialize the equipment.

The pre-funded warrant issued as consideration may substantially dilute our existing shareholders.

As part of the consideration of the asset purchase agreement dated June 28, 2026, we issued a pre-funded warrant exercisable for up to 6,457,863 Class A ordinary shares (or 1,291,573 after giving effect to the 1-for-5 reverse share split in August 2026), subject to customary adjustments and beneficial ownership limitations. Because the purchase price represented by the warrant was substantially pre-funded when the warrant was issued, only nominal additional consideration is required upon exercise.

Issuances of Class A ordinary shares upon exercise could substantially dilute our existing shareholders, increase the number of shares available for sale and place downward pressure on the market price of our Class A ordinary shares.

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

Any judgment obtained in the federal or state courts of the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands (the “Grand Court”) if (a) the judgment was given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgement has been given (c) our company either submitted to the jurisdiction of the foreign court or was resident and carrying on business in the jurisdiction and was duly served with process, (d) the judgment was final and conclusive, (e) the judgment was not in respect of taxes, a fine or a penalty or similar fiscal or revenue obligations imposed on our company, and (f) the judgment was not obtained by fraud and is not of a kind the recognition and enforcement of which would be contrary to the principles of natural justice or public policy in the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. It is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (as amended) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities”). As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for the Company, which needs to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. It is anticipated that the Substance Act may evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

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

A determination that Dogecoin is a security could adversely affect the value and liquidity of our Dogecoin holdings and subject us to additional regulatory requirements.

The status of a particular digital asset under the U.S. federal securities laws depends on the characteristics of the asset and the facts and circumstances surrounding the manner in which it is offered, sold and used. The legal and regulatory framework applicable to digital assets continues to evolve, and regulatory interpretations and judicial decisions may change over time.

In March 2026, the SEC and the CFTC issued an interpretation addressing the application of the federal securities laws and the Commodity Exchange Act to certain crypto assets and transactions. The interpretation describes Dogecoin, based on its characteristics, terms and functions as of the date of the interpretation, as an example of a “digital commodity.” Dogecoin also underlies futures products made available for trading on a CFTC-regulated designated contract market. Based on the current regulatory framework and the characteristics of Dogecoin, we do not believe that Dogecoin itself is a security under the U.S. federal securities laws.

Nevertheless, the regulatory characterization of Dogecoin is subject to uncertainty and could change. A transaction involving a digital asset that is not itself a security may nonetheless constitute an investment contract or otherwise be subject to the federal securities laws. Changes to the Dogecoin network, the manner in which Dogecoin is offered, marketed or used, applicable laws, regulatory interpretations or judicial decisions could affect the regulatory treatment of Dogecoin or transactions involving Dogecoin. Our determination regarding the status of Dogecoin is a risk-based assessment and is not binding on the SEC, any other regulatory authority or any court.

We hold Dogecoin for our own account as a treasury asset. We did not create or issue Dogecoin, and we do not currently operate a digital-asset exchange, provide brokerage, dealing, trading, transmission or custody services to customers, or offer interests in Dogecoin to third parties. However, if the SEC, a court or another regulatory authority were to determine that Dogecoin is a security, or that any of our activities involving Dogecoin constitute the offer, sale or trading of securities, we could become subject to registration, licensing, reporting, custody, compliance or other obligations under the federal or state securities laws.

A determination that Dogecoin is a security could also cause digital-asset exchanges, custodians, market makers and other service providers supporting Dogecoin to discontinue or restrict their services, seek additional registrations or modify their operations. As a result, Dogecoin could become more difficult or costly to trade, transfer, pledge or custody, and its liquidity, usability and market value could decline materially. We could be required to dispose of our Dogecoin holdings, modify our treasury-management practices or discontinue certain activities. Any such development could result in investigations, enforcement actions, injunctions, civil monetary penalties, disgorgement, reputational harm, increased compliance costs or other adverse consequences and could materially and adversely affect our business, financial condition, results of operations, liquidity and the market price of our Class A ordinary shares.

We could be required to register as an investment company under the Investment Company Act, which could materially restrict our business and adversely affect our financial condition and results of operations.

Under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company generally may be considered an investment company if, among other things, it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, or if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities,” as defined under the Investment Company Act, having a value exceeding 40% of the value of its total assets, exclusive of U.S. government securities and cash items, on an unconsolidated basis.

We do not believe that we are an investment company under the Investment Company Act. We do not hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Our business strategy includes operating activities involving AI computing, GPU-based infrastructure and related services. In addition, based on the current regulatory framework and the characteristics of Dogecoin, we do not believe that our Dogecoin holdings constitute “investment securities” for purposes of the Investment Company Act.

Nevertheless, our status under the Investment Company Act depends on, among other things, the nature of our business activities, the composition and value of our assets, the sources of our income and the legal characterization of the assets we hold. These factors may change over time. A significant decline in the value of our operating assets relative to other assets, delays in developing our GPU infrastructure business, an increase in our holdings of assets treated as investment securities, or a determination that Dogecoin or another material asset held by us is a security could increase the risk that we may be deemed an investment company.

If we were deemed to be an investment company, we could be required to register under the Investment Company Act unless an exemption or exclusion were available. As a company organized outside the United States, we generally could not register as an investment company without an order from the SEC. Registration under the Investment Company Act would impose significant restrictions and compliance obligations relating to, among other things, our capital structure, transactions with affiliates, custody of assets, governance and reporting.

If we were required to register but were unable to do so, we could be required to restructure or dispose of certain assets, modify or discontinue portions of our business, or seek to obtain an exemption, exclusion or other relief. An unregistered investment company may also be subject to enforcement action, and its contracts may be unenforceable or subject to rescission by the other parties. Any such outcome could materially and adversely affect our business, financial condition, results of operations, liquidity, ability to raise capital and the market price of our Class A ordinary shares.

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

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost- prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

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

Ongoing regulatory developments may affect the treatment of digital assets and materially and adversely affect our business, financial condition and results of operations.

The legal and regulatory treatment of digital assets in the United States continues to evolve. Digital assets and related transactions may be subject to regulation by multiple federal and state authorities, including the SEC, the CFTC, FinCEN, OFAC, the Internal Revenue Service and state financial-services, securities and money-transmission regulators. New laws, regulations, regulatory interpretations, judicial decisions or enforcement actions could affect the classification, acquisition, custody, transfer, pledge, sale or other use of digital assets, including Dogecoin.

The CFTC administers the Commodity Exchange Act of 1936, as amended (the “CEA”), and has regulatory authority over derivatives involving commodities as well as enforcement authority with respect to fraud and manipulation in interstate spot commodity markets. In March 2026, the SEC and the CFTC issued an interpretation addressing the application of the federal securities laws and the CEA to certain crypto assets and transactions. The interpretation describes Dogecoin, based on its characteristics, terms and functions as of the date of the interpretation, as an example of a “digital commodity.” Dogecoin also underlies futures products made available for trading on a CFTC-regulated designated contract market.

Nevertheless, the regulatory characterization of a digital asset may depend on the relevant facts and circumstances and may change over time. A transaction involving a digital asset that is not itself a security may nonetheless constitute an investment contract, derivative or other regulated transaction. Changes to the Dogecoin network, the manner in which Dogecoin is offered or used, applicable laws, regulatory interpretations or judicial decisions could affect the regulatory treatment of Dogecoin or transactions involving Dogecoin.

We currently hold Dogecoin for our own account as a treasury asset. We do not currently operate a digital-asset exchange, provide digital-asset trading or custody services to customers, transmit digital assets on behalf of third parties, operate a commodity pool, provide commodity trading advice, or enter into digital-asset derivatives for customers. We also ceased our proprietary Bitcoin mining operations in December 2023. Based on the nature of our current activities, we do not believe that the CEA or CFTC regulations impose material registration requirements on us solely as a result of holding Dogecoin for our own account.

However, if we were to enter into futures, options, swaps, leveraged or margined transactions, yield-generating arrangements, hedging transactions or other structured transactions involving Dogecoin, those activities could be subject to the CEA and CFTC regulations. We currently have no plans to enter into such transactions. Any future transaction involving derivatives or structured digital-asset products would be subject to management’s evaluation of the applicable legal and regulatory requirements.

If Dogecoin were determined to be a security or otherwise became subject to additional regulatory restrictions, the exchanges, custodians and other service providers supporting Dogecoin could become subject to additional registration, licensing or compliance obligations. Such developments could reduce the liquidity or market value of Dogecoin, restrict our ability to hold, transfer, pledge or dispose of our Dogecoin holdings, increase our compliance and operating costs, or require us to modify or discontinue certain activities.

We cannot predict the form, timing or effect of future legislative, regulatory or judicial developments relating to digital assets. Any additional requirements or restrictions applicable to us, Dogecoin, our custodian or other service providers on which we rely could materially and adversely affect our business, financial condition, results of operations, liquidity and the market price of our Class A ordinary shares.

The application of financial accounting standards to our digital-asset holdings could materially affect our reported results of operations.

On December 13, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which establishes accounting and disclosure requirements for certain crypto assets. ASU 2023-08 requires crypto assets within its scope to be measured at fair value at the end of each reporting period, with changes in fair value recognized in net income. It also requires the separate presentation of in-scope crypto assets from other intangible assets on the balance sheet, the separate presentation of changes in their fair value in the income statement, and additional disclosures regarding significant crypto-asset holdings and related activity.

We account for our Dogecoin holdings in accordance with ASU 2023-08. As a result, changes in the market price of Dogecoin are reflected in our results of operations for each applicable reporting period, regardless of whether we sell or otherwise dispose of any Dogecoin. Because the market price of Dogecoin has historically been highly volatile, the application of fair-value accounting may cause significant fluctuations in our reported assets, net income or loss and shareholders’ equity from period to period. These accounting fluctuations may not directly correspond to the cash flows generated or used by our operations.

Although ASU 2023-08 provides guidance for crypto assets within its scope, accounting standards and regulatory interpretations relating to digital assets, digital-asset transactions, custody arrangements, collateral arrangements and related disclosures continue to evolve. Future guidance or interpretations issued by the FASB, the SEC, the Public Company Accounting Oversight Board or other authorities could require us to change our accounting policies, presentation or disclosures. Such changes could require retrospective application, result in revisions or restatements of previously issued financial statements, increase our accounting and compliance costs, or materially affect our reported financial condition and results of operations.

Errors in determining the fair value of our Dogecoin holdings or applying the relevant accounting and disclosure requirements could also result in material misstatements in our financial statements or deficiencies in our internal control over financial reporting. Any such error, change in accounting treatment, revision or restatement could adversely affect investor confidence, the market price of our Class A ordinary shares and our ability to raise capital.

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

As of the date of this annual report, there are no laws or regulations in Singapore that specifically prohibit the holding of cryptocurrencies as treasury assets. However, the regulatory framework applicable to digital assets in Singapore is evolving, and future legislation, regulations or regulatory guidance may impose additional requirements, restrictions or licensing obligations on entities that hold, manage, transfer, pledge or otherwise utilize crypto assets, including cryptocurrencies held for treasury or investment purposes.

To the extent that our crypto-asset treasury activities are deemed to constitute regulated activities under Singapore law, such activities may fall within the scope of the Securities and Futures Act 2001, the Commodity Trading Act 1992, the Payment Services Act 2019, and related subsidiary legislation, as well as regulations introduced pursuant to the Financial Services and Markets Act 2022. These laws and regulations could subject us to additional compliance obligations, including licensing, reporting, anti-money laundering and counter-terrorist financing requirements, custody and safeguarding standards, capital requirements, or restrictions on the manner in which crypto assets may be held or transferred.

Although we are not currently engaged in cryptocurrency mining activities in Singapore, we may from time to time evaluate opportunities related to crypto-asset treasury management and other blockchain- related technologies in Singapore. Any such activities may be subject to additional regulatory oversight, supervisory expectations or interpretive guidance issued by the Monetary Authority of Singapore or other regulatory authorities.

In addition, gains, losses or income arising from the holding, disposition or other use of crypto assets may be subject to Singapore income tax or other applicable taxes, depending on the facts and circumstances and prevailing tax laws and guidance.

Any changes in the regulatory or tax treatment of crypto assets in Singapore could adversely affect our ability to implement or maintain our crypto-asset treasury strategy, increase compliance or operating costs, reduce the value or liquidity of our crypto-asset holdings, or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Class A Ordinary Shares

The dual-class structure of our Class A and Class B ordinary shares has the effect of concentrating voting power with the holders of Class B ordinary shares, which could limit the ability of holders of Class A ordinary shares to influence corporate matters.

We have two classes of ordinary shares. Each Class A ordinary share carries one (1) vote, while each Class B ordinary share carries twenty (20) votes. As of the issuance date of this report, 1,948,603 Class A ordinary shares and 21,043 Class B ordinary shares are outstanding. Such dual-class structure has the effect of concentrating voting power with the holders of Class B ordinary shares, which limits the ability of holders of Class A ordinary shares to influence the outcome of important transactions, including a change in control, a merger and future amendments to the memorandum and articles of association of the Company.

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

The listing of our Class A ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. We have received deficiency notifications from Nasdaq regarding late filing of annual report, shareholders equity and minimum bid price. See “4.B. Business overview – Legal Proceedings – Nasdaq Compliance” for additional details. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A ordinary shares. A suspension or delisting would likely decrease the attractiveness of our Class A ordinary shares to investors and cause the trading volume of our Class A ordinary shares to decline, which could result in a further decline in the market price of our Class A ordinary shares.

Any future reverse share split may not achieve its intended effects and could result in increased volatility, reduced liquidity and additional dilution to our shareholders.

We have effected a 1-for-30 reverse split of our ordinary shares in May 2023, a 1-for-60 reverse share split of our ordinary shares in January 2026 and a 1-for-5 reverse share split of our ordinary shares in August 2026, in order to regain compliance with Nasdaq’s minimum bid price requirement and to improve the marketability of our ordinary shares. There can be no assurance, however, that the reverse share splits or any future reverse share split will have the intended effect of increasing or maintaining the trading price of our ordinary shares, improving liquidity or preventing future delisting.

Following the reverse share split, the trading price of our ordinary shares may remain volatile or decline, and the number of outstanding shares will be reduced, which may result in lower trading volume and reduced liquidity. In addition, future issuances of ordinary shares, including shares issuable upon conversion of our outstanding convertible notes, issuances under the equity purchase facility or exercise of warrants, could result in significant dilution to existing shareholders and could offset any increase in the market price resulting from the reverse share split.

If we are unable to maintain compliance with Nasdaq’s continued listing requirements following the reverse share split, our ordinary shares could be delisted from Nasdaq, which would further adversely affect the liquidity and market price of our ordinary shares.

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

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid- ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, although our directors and executive officers will be required to report equity holdings under Section 16 of the Exchange Act, they will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti- manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differs from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes- Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly now that we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, interim, and current reports with respect to our business and operating results.

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

The market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the Class A ordinary shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We have a material weakness in our internal control over financial reporting. If any material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report its financial results could be adversely affected.

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2026, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2026 and determined they were not effective as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified one material weakness arising from two related deficiencies: (i) insufficient resources with the necessary U.S. GAAP and SEC reporting expertise, and (ii) ineffective review controls over complex and non-routine transactions and related financial reporting. These deficiencies resulted in errors in the unaudited interim financial statements for the six months ended December 31, 2025 relating to the classification of redeemable Class A ordinary shares, the presentation of interest expense associated with the convertible debentures measured under fair value option, and the measurement of deemed dividends. Management identified these matters and corrected the related accounting in preparing the consolidated financial statements for the year ended June 30, 2026. We subsequently restated the unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2025 to correct the resulting material misstatements. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future.

To remedy the identified material weakness, we took several measure to improve our internal control over financial reporting, including, among others: (1) engaging additional accounting resources with U.S. GAAP and SEC reporting experience, strengthening the review of complex and non-routine transactions, and enhancing the period-end financial reporting and disclosure review process, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process. The material weakness will not be considered remediated until the enhanced controls have operated for a sufficient period and management has concluded, through testing, that they are designed and operating effectively.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets(as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our income and assets, including goodwill, and the value of our Class A ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2026, 2025, and 2024 and do not anticipate becoming a PFIC in the foreseeable future.

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

The trading market for our Class A ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts (provided that we have engaged various on-independent analysts). We do not currently have and may never obtain research coverage by independent securities and industry analysts. If no independent securities or industry analysts commence coverage of us, the trading price for our Class A ordinary shares would be negatively impacted. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A ordinary shares, changes their opinion of our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A ordinary shares could decrease and we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A ordinary shares to decline.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

SANGRIX was incorporated in the Cayman Islands on January 23, 2018.

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of SANGRIX. It is not currently engaging in any active business as of the date of this annual report.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a subsidiary of SANGRIX. It was formed to engage in Bitcoin mining in the United States. As of December 31, 2023, SonicHash US temporarily ceased all Bitcoin mining activities.

Sonic Auspice was formed on November 30, 2023 under the laws of Delaware. SANGRIX owns 55% of the membership interest in Sonic Auspice. It does not have any material operation as of the date of this annual report.

Bit Origin Pte. Ltd. was formed on June 26, 2025 under the laws of Singapore. It is a subsidiary of SANGRIX. It is not currently engaging in any active business as of the date of this annual report.

In addition, SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It is a subsidiary of SANGRIX and had never engaged in any active business. On April 18, 2024, the board of directors of the Company approved to wind down SonicHash Singapore. SonicHash Singapore has been officially struck off in September 4, 2024. It did not own any assets or have any employees or business operation at the time of winding down.

On April 27, 2022, as approved by a majority of shareholders in a special meeting of shareholders, we completed a disposition in which we sold all the equity interest in its subsidiaries WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to a share purchase agreement dated March 31, 2022. Such disposition includes the sale of the subsidiaries and consolidated variable interest entities of WVM Inc. and China Silanchi Holding Limited. As a result of the disposition, the Company does not operate under a VIE structure anymore. As of the date of this annual report, the Company does not have any subsidiaries or any business operation in the Mainland China, Hong Kong or Macau.

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

On May 23, 2023, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on May 18, 2023, the board of directors of the Company approved the reverse share split at a ratio of one-for-thirty (1-for-30). Upon the opening of the market on May 30, 2023, the Company’s ordinary shares began trading on the Nasdaq Capital Market on a post- reverse share split basis.

On March 14, 2025, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on March 14, 2025, the Company adopted a dual-class share capital structure, pursuant to which (i) all of the issued and outstanding ordinary shares were re-designated as Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association on a one for one basis, (ii) 25,000,000 then authorized but unissued ordinary shares re-designated as 25,000,000 Class B Ordinary Shares, each having twenty (20) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association on a one for one basis, and (iii) the remaining authorized but unissued ordinary shares re-designated as authorized but unissued Class A Ordinary Shares on a one for one basis. Additionally, 768,000 ordinary shares held by Mr. Jinghai Jiang as of March 14, 2025 were re-designated as 768,000 Class A Ordinary Shares and were repurchased and issued as 768,000 Class B Ordinary Shares.

At the same annual meeting of shareholders held on March 14, 2025, the shareholders approved by a special resolution, subject to the confirmation by the Grand Court of the Cayman Islands, the par value of each authorized share in the capital of the Company (including all issued shares) to reduce from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each. On June 5, 2025, the Grand Court of the Cayman Islands granted an order confirming the reduction of the par value of each issued and authorized share of the Company from US$0.30 to US$0.000001 per issued share. The Court’s order confirming the Share Capital Reduction and the minute of reduction were registered by the Cayman Islands Registrar of Companies on July 25, 2025. Immediately following the Share Capital Reduction, an ordinary resolution adopted by the shareholders on March 14, 2025 came into effect, such that the Company’s authorized share capital was increase from (i) US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each, to (ii) US$15,000 divided into 15,000,000,000 shares of par value US$0.000001 each, comprising of 14,250,000,000 Class A Ordinary Shares of par value US$0.000001 each and 750,000,000 Class B Ordinary Shares of par value US$0.000001 each, by (1) the creation of 13,775,000,000 new Class A Ordinary Shares of par value US$0.000001 each; and (2) the creation of 725,000,000 new Class B Ordinary Shares of par value US$0.000001 each.

On December 19, 2025, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on March 14, 2025, the board of directors of the Company approved the reverse share split at a ratio of one-for-sixty (1-for-60). Upon the opening of the market on January 20, 2026, the Company’s Class A ordinary shares began trading on the Nasdaq Capital Market on a post- reverse share split basis. The Company’s authorized share capital was changed to 250,000,000 ordinary shares of a par value of US$0.00006 each, comprising 237,500,000 Class A Ordinary Shares of a par value of US$0.00006 each and (b) 12,500,000 Class B Ordinary Shares of a par value of US$0.00006 each.

On August 11, 2026, the Company held an extraordinary general meeting of shareholders at which the shareholders approved, among others: (i) a change of the name of the Company (the “Name Change”) from “BIT ORIGIN LTD” to “SANGRIX INC.”; (ii) to increase the Company’s authorized share capital from US$15,000 divided into 237,500,000 class A ordinary shares of a par value of US$0.00006 each and 12,500,000 class B ordinary shares of a par value of US$0.00006 each, to US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000 class B ordinary shares of a par value of US$0.00006 each; (iii) to amend and restate the Company’s current amended and restated memorandum of association to reflect the name change and share capital increase; (iv) a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, par value US$0.00006 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A ordinary shares of a par value of US$0.00006 each be consolidated into one Class A Ordinary Share of a par value of US$0.0003 each, and every five (5) Class B ordinary shares of a par value of US$0.00006 each be consolidated into one Class B Ordinary Share of a par value of US$0.0003 each, and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share, which shall take effect on August 21, 2026; (v) to amend and restate the then effective memorandum and articles of association of the Company to reflect the share consolidation; (vi) general authorization.

On August 21, 2026, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on August 11, 2026, a reverse share split at a ratio of one-for-five (1-for-5) was effective. Upon the opening of the market on August 21, 2026, the Company’s ordinary shares began trading on the Nasdaq Capital Market on a post- reverse share split basis. The new CUSIP number following the reverse share split is G21621209. The reverse share split reduced the number of outstanding shares of the Company from approximately 100.9 million to approximately 3.3 million and affected all outstanding ordinary shares.

Effective September 1, 2026, we changed the trading symbol of our ordinary shares from “BTOG” to “SGRX”. Effective September 1, 2026, we changed the Company’s name from “BIT ORIGIN LTD” to “SANGRIX INC”.

Corporate Takeover Information

As of the date of this annual report, there have been no indication of any public takeover offers by third parties in respect of the company’s shares or by the company in respect of other companies’ shares which have occurred during the last and current financial year.

Corporate Information

Our principal executive offices are located at 160 Robinson Road, 12F, SBF Center, Singapore 068914. The telephone number of our principal executive offices is 347-556-4747. Our registered office in the Cayman Islands is provided by McGrath Tonner Corporate Services Limited and located at 5th Floor, Genesis Close, George Town, PO Box 446, Grand Cayman, KYl-1106, Cayman Islands. Our corporate website is http:// sangrix.ai /. The information contained on our website is not a part of this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Material Licenses and Permits

Our operating subsidiary, SonicHash US, has obtained all material licenses and approvals required for its operations in the United States.

4.B. Business overview

As part of our growth strategy, we evaluate opportunities involving emerging technologies and digital infrastructure. We entered the Bitcoin mining business in December 2021 but ceased our Bitcoin mining operations in the United States in December 2023 due primarily to high operating costs. We have suspended further expansion of our proprietary cryptocurrency mining operations and, as of the date of this annual report, have not committed to restarting such operations.

In July 2025, we established a dedicated Dogecoin treasury program as part of our digital-asset strategy. As of the issuance date of this annual report, we held 67,543,745 Dogecoin. We currently have no plans to make additional material purchases of Dogecoin. This balance includes 30,000,000 DOGE subject to redemption notices received from all three investors in our August 2025 private placement. Settlement of these redemptions remained outstanding as of the date of this annual report. See “Dogecoin Treasury Strategy—Current Holdings and Treasury Management” for further details.

In 2026, we began expanding our business focus toward AI computing and digital infrastructure. In connection with this strategy, we acquired 16 GPU servers and entered into a management agreement for their deployment, management and commercialization. The servers have not yet been delivered or deployed and are currently expected to be deployed in Malaysia during the third quarter of 2026, subject to equipment delivery, customer commitments, hosting arrangements and other operational factors. We intend to evaluate additional opportunities involving GPU computing, server leasing, data center infrastructure and related services.

Dogecoin Treasury Strategy

In July 2025, we established a dedicated Dogecoin treasury program as part of our digital-asset strategy. Under the program, we acquired Dogecoin for long-term treasury investment purposes. Our treasury approach has since evolved to include sales of a portion of our DOGE holdings to support working capital and our transition toward AI computing infrastructure, together with the management of our remaining holdings and settlement of investor redemptions under the August 2025 securities purchase agreements. We will continue to evaluate further sales based on market conditions, liquidity needs and capital allocation priorities, subject to applicable contractual obligations and collateral restrictions. There can be no assurance that additional sales will occur. Our Dogecoin holdings are subject to significant price volatility, liquidity, regulatory, custody, cybersecurity and other risks. See “Risk Factors” for additional information regarding the risks associated with our Dogecoin holdings.

Current Holdings and Treasury Management

On September 7, 2026, we sold an aggregate of 3,000,000 DOGE through two transactions of 1,500,000 DOGE each, generating approximately US$267,665 in gross proceeds before transaction fees. These sales reflected our assessment of market conditions, operating cash requirements and investment priorities as we reallocate resources toward our AI infrastructure business.

As of the date of this annual report, we held 67,543,745 DOGE following these sales and before settlement of the redemptions described below. This balance includes 30,000,000 DOGE covered by redemption notices received on August 20, 2026 from all three investors in our August 2025 private placement. The notices seek the return of those DOGE in exchange for the surrender and cancellation of the corresponding eligible Class A ordinary shares under the applicable securities purchase agreements. As of the date of this annual report, settlement of these redemptions remained outstanding.

We will continue to evaluate further sales of our remaining DOGE holdings from time to time based on market conditions, liquidity needs and capital allocation priorities, taking into account our redemption obligations, applicable collateral restrictions and any required consents. The timing, amount and pricing of any additional sales will depend on the circumstances at the time, and there can be no assurance that additional sales will occur. Available proceeds from any additional sales would support working capital and the continued development of our AI infrastructure business.

We currently have no plans to make additional material purchases of DOGE. Our remaining holdings continue to expose us to price volatility, liquidity, custody, cybersecurity, regulatory and other risks.

Sources of Capital

We funded our existing Dogecoin holdings primarily through capital raised in equity and convertible-note financings and through the receipt of Dogecoin as consideration in a private placement. Our Dogecoin treasury program has not been funded by material internally generated operating cash flows.

In connection with the establishment of the Dogecoin treasury program, we entered into equity and convertible-debt financing arrangements with institutional investors providing for up to US$500 million of potential financing, subject to the terms and conditions of the applicable agreements. This amount represents the original aggregate potential financing capacity under those arrangements, rather than cash on hand or financing currently available for immediate drawdown. Our ability to access any remaining amounts under these arrangements depends on factors beyond our control, including market conditions, investor participation, trading volume, the market price of our Class A ordinary shares, regulatory developments and satisfaction of the applicable closing and funding conditions.

We have also commenced sales of a portion of our DOGE holdings to support liquidity and our transition toward AI computing infrastructure. On September 7, 2026, we sold 3,000,000 DOGE for approximately US$267,665 in gross proceeds. We intend to use the net proceeds for general working capital and planned AI infrastructure expenditures, including equipment and deployment-related costs. We will continue to evaluate additional sales based on market conditions, liquidity needs and capital allocation priorities, taking into account our redemption obligations, applicable collateral restrictions and any required consents. There can be no assurance that additional sales will occur.

Although certain amounts may remain available under these arrangements, we currently do not intend to use such availability to make additional material purchases of Dogecoin. Any capital raised in the future is currently expected to be used primarily for working capital, satisfaction of our financing obligations, deployment and commercialization of our GPU servers, development of our AI computing and digital infrastructure business, and other general corporate purposes, subject to the terms of the applicable financing arrangements and management’s assessment of the Company’s needs.

There can be no assurance that any remaining financing will be available when needed, in sufficient amounts or on terms acceptable to us. Current market conditions may reduce financing availability, increase our cost of capital or result in substantial dilution to our existing shareholders. Adverse DOGE market conditions may also limit our ability to generate additional liquidity through sales of our remaining holdings.

Treasury Management Timeline

Over the next twelve months, we currently expect our treasury-management activities to consist principally of:

●	maintaining institutional custody arrangements for our remaining Dogecoin holdings;
●	monitoring the market value, liquidity and concentration of our Dogecoin holdings;
●	administering the redemption notices received from all three investors under the August 2025 securities purchase agreements, covering the return of an aggregate of 30,000,000 DOGE, subject to satisfaction of the applicable contractual requirements, in exchange for the surrender and cancellation of eligible unsold Class A Ordinary Shares;
●	evaluating the effect of our Dogecoin holdings and the pending redemptions on our liquidity, collateral requirements, financial condition and results of operations;
●	monitoring regulatory, accounting, tax, custody and cybersecurity developments affecting Dogecoin; and
●	following our sale of 3,000,000 DOGE on September 7, 2026, evaluating further sales of our remaining DOGE holdings from time to time based on market conditions, liquidity needs and capital allocation priorities, taking into account our redemption obligations, applicable collateral restrictions and any required consents. Available proceeds from any additional sales would support working capital and the continued development of our AI infrastructure business. There can be no assurance that additional sales will occur.

We currently have no timetable or plan for making additional material purchases of Dogecoin. Our treasury-management approach may change based on market volatility, liquidity requirements, financing conditions, regulatory developments, internal risk parameters and management’s assessment of our overall business needs.

Yield Generation Strategy

We have not implemented any yield-generation program involving our Dogecoin holdings and have not entered into any definitive agreement to lend, stake or otherwise deploy Dogecoin for the purpose of generating yield. We do not currently plan to use decentralized finance protocols or other unregulated platforms in connection with our Dogecoin holdings.

Our current treasury priorities are managing our remaining DOGE holdings, administering the redemption notices received and evaluating further sales to support working capital and our transition toward AI computing infrastructure, taking into account applicable contractual obligations and collateral restrictions.

Material Aspects of Treasury Strategy

Our current Dogecoin treasury strategy is focused on the prudent management, custody and evaluation selective monetization of our existing remaining Dogecoin holdings and the settlement of investor redemptions, rather than the continued accumulation of Dogecoin. The material elements of our current strategy include:

●	maintaining our remaining Dogecoin holdings with an institutional digital-asset custodian and applying internal authorization and security controls;
●	monitoring the market value, liquidity, concentration and volatility of our Dogecoin holdings and their effect on our financial condition and results of operations;
●	administering the redemption notices received from all three investors under the August 2025 securities purchase agreements, covering the return of an aggregate of 30,000,000 DOGE, subject to satisfaction of the applicable contractual requirements, in exchange for the surrender and cancellation of eligible unsold Class A Ordinary Shares;
●	following our sale of 3,000,000 DOGE on September 7, 2026, evaluating further sales based on market conditions, liquidity needs and capital allocation priorities to support working capital and the continued development of our AI infrastructure business;
●	monitoring legal, regulatory, accounting, tax, custody and cybersecurity developments affecting Dogecoin;
●	evaluating the effect of any pledge or other use of Dogecoin as collateral under our financing arrangements and obtaining any required consents for sales or transfers of pledged DOGE; and
●	periodically reviewing whether continued ownership of Dogecoin remains consistent with our broader business strategy, capital requirements and internal risk parameters.

We currently have no plans to make additional material purchases of Dogecoin or to deploy our Dogecoin holdings through unregulated platforms. We may retain or dispose of all or a portion of our remaining Dogecoin holdings, subject to our redemption obligations, applicable collateral restrictions and any required consents. There can be no assurance that additional sales will occur. and Our strategy may change at any time based on market conditions, liquidity requirements, financing obligations, regulatory developments and management’s assessment of our overall business needs.

Custody Arrangements

We store all of our Dogecoin holdings with BitGo Trust Company, Inc., a regulated institutional digital-asset custodian and South Dakota-chartered trust company. Our Dogecoin is held in segregated custody accounts maintained separately from BitGo’s proprietary assets and the assets of other customers. BitGo provides institutional-grade custody services, including cold-storage architecture, multi-signature security controls, and SOC 2 — certified operational processes. BitGo also maintains commercial crime insurance covering certain losses relating to digital assets held in custody, subject to policy limits, conditions, and exclusions.

Private keys associated with our Dogecoin holdings are administered through BitGo’s multi-signature infrastructure, and no individual officer or employee of the Company has unilateral control over such keys.

Transactions are initiated by authorized personnel and processed through BitGo’s controlled approval and verification workflows. Withdrawals of Dogecoin are subject to BitGo’s security review procedures and may be delayed for verification purposes, including for large or unusual transactions.

Under the custodial agreement, BitGo may suspend or restrict access to custodial services if required by applicable law or regulatory authority, or in connection with compliance or risk-management concerns.

BitGo’s liability under the custodial agreement is generally limited and applies primarily in cases of gross negligence, fraud, or willful misconduct, as defined therein.

We currently rely exclusively on BitGo for the custody of all Dogecoin holdings, although we may evaluate additional custodial arrangements in the future in response to changes in scale, regulatory requirements, or operational needs.

Dogecoin Use Cases

Dogecoin (“DOGE”) is primarily used for peer-to-peer value transfer, including small-value payments, microtransactions, online tipping, charitable contributions, and community-driven commerce. Its low transaction fees and fast block times make DOGE suitable for high-frequency, low-friction transactions.

DOGE is also increasingly used in merchant integrations, online platforms, gaming environments, and community-supported economic activities. As the ecosystem develops, additional use cases may emerge, including integration into payment applications, decentralized commerce, and digital-asset loyalty systems.

Dogecoin Network Architecture

Dogecoin operates on an open-source, proof-of-work (“PoW”) blockchain that is secured through merged mining with Litecoin, allowing miners to validate blocks for both networks simultaneously. This structure is intended to increase hash-power participation and improve network stability.

The Dogecoin blockchain includes:

●	miners who validate blocks and receive newly minted DOGE as block rewards;
●	full nodes that maintain a copy of the ledger and verify network consensus;
●	developers who maintain the protocol and propose updates;
●	users who send transactions to the network.

Transactions are validated and added to the blockchain approximately every minute, enabling fast settlement relative to other proof-of-work blockchains.

Dogecoin Tokenomics Dogecoin’s economic model includes several key characteristics:

●	Circulating Supply DOGE has a circulating supply exceeding 140 billion tokens, with no maximum supply cap.
●	DOGE Lock-up and Unlocking Schedule As a decentralized, proof-of-work asset with no pre-mine, there is no amount of DOGE held in a locked state, and consequently, no related unlocking or vesting schedule to disclose.
●	Annual Block Rewards Miners receive a fixed block reward of 10,000 DOGE per block, resulting in approximately 5 billion new DOGE issued annually.

●	Inflationary Issuance Unlike capped-supply cryptocurrencies, Dogecoin is structured as an inflationary asset, which may encourage spending and reduce hoarding but may also exert downward pressure on price if demand does not grow proportionally.
●	Absence of Burn Mechanisms Dogecoin does not include a native token-burn mechanism, and its supply is expected to continue increasing indefinitely under current parameters.
●	Price Volatility Dogecoin has experienced significant historical price volatility driven by global crypto-market sentiment, investor speculation, liquidity conditions, and adoption trends.
●	Miner Incentives Miner profitability is driven by block rewards, transaction fees, DOGE market price, and mining difficulty. Changes in these variables may influence network participation and security.

Lifecycle of Dogecoin The lifecycle of DOGE includes:

●	Creation New DOGE is created through the mining process when miners solve cryptographic puzzles and validate blocks.
●	Validation Nodes verify transactions and enforce consensus rules; miners include validated transactions in new blocks.
●	Settlement Transactions are broadcast, confirmed on-chain, and become immutable after inclusion in a block.
●	Circulation & Integration DOGE is used for payments, held as a store of value, traded on exchanges, or integrated into third-party applications and ecosystems.
●	Ecosystem Development The Dogecoin community and open-source contributors continue to support protocol updates, integrations, and ecosystem initiatives that may expand DOGE’s utility over time.

Miners

In December 2023, we ceased all Bitcoin mining operations, and we no longer deploy or operate any mining equipment.

In addition to our historical Bitcoin mining activities, we currently hold supplier prepayments for 617 Aethir cloud-rendering miners and 134 MicroBT WhatsMiner M60S ASIC miners. These units are not intended for deployment in Company-operated mining activities and do not form part of our mining operations. Instead, they represent inventory available for sale or delivery to customers under our sales-representative arrangements. Since the commencement of our miner-sales initiative in June 2024, we have sold an aggregate of 790 Aethir units.

The Company is actively pursuing multiple commercial channels to monetize these units, including:

(i) direct sales to institutional and retail customers; (ii) strategic partnerships with hosting providers, cloud-rendering platforms, and mining-equipment distributors; and (iii) marketing campaigns intended to broaden customer demand. These efforts are ongoing and form part of our asset-light digital-infrastructure strategy.

We expect disposition of the Aethir and WhatsMiner units to occur on a rolling basis over the next 6 – 12 months, subject to customer purchase commitments and prevailing market demand for cloud-rendering and mining hardware.

Mining Facilities

As of the date of this annual report, we do not own or operate any active Bitcoin mining facilities. All mining operations in Macon, Georgia; Marion, Indiana; and Cheyenne, Wyoming have been discontinued.

Operations at the Macon, Georgia facility were suspended in December 2022 due to high energy costs and operational inefficiencies, and the related hosting agreement expired on April 30, 2023. Operations at the Marion, Indiana facility ceased in September 2023, and operations at the Cheyenne, Wyoming facility ceased in December 2023 due to elevated operating costs in the United States.

Following the cessation of these operations, all miners previously deployed at these facilities disposed of, and we currently do not generate revenue from Bitcoin mining activities.

While we continue to evaluate strategic alternatives related to digital asset infrastructure from time to time, there can be no assurance that we will resume mining operations or acquire or operate mining facilities in the future.

Strategic Partnership

On June 7, 2024, we entered into a sales representative agreement with NGH Computer Pte. Ltd. (“NGH”), pursuant to which NGH agreed to engage us as its non-exclusive representative to market and solicit orders for Aethir Edgar miners, hardware devices for contributing rendering services to Aethir Cloud Depin network. Aethir, a leader in decentralized GPU cloud infrastructure, has successfully closed its fundraising of close to USD150mn according to cryptorank.io. Aethir is an enterprise-grade, artificial intelligence (“AI”) and Gaming-focused GPU-as-a-service provider, which offers a convenient way for users to access highperformance computing resources for machine learning, deep learning, and other data-intensive applications. Aethir’s decentralized cloud computing infrastructure enables GPU providers to connect with enterprise clients who need the raw power of NVIDIA’s H100 chips for sophisticated AI and machine learning tasks. In addition, Aethir’s infrastructure supports cloud gaming clients and has contracts with the world’s largest gaming and telecom companies, taking advantage of its flexibility and coverage across technological and operational expertise.

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

AI Computing and GPU Infrastructure Business

As part of our strategy to diversify our operations and develop new sources of revenue, we have expanded into AI computing infrastructure through the acquisition of GPU-based computing equipment. Our initial focus is on owning GPU servers used for artificial intelligence, high-performance computing, rendering and other computationally intensive applications, while engaging third parties to deploy, manage and commercialize the equipment.

We believe this ownership-and-management model may allow us to participate in the demand for advanced computing capacity without independently developing all of the personnel, data center and operating infrastructure required to manage GPU servers. However, this model also causes us to depend substantially on third-party managers, data center operators, power and network providers and other service providers.

Acquisition of NVIDIA Blackwell B300 AI Servers

On June 28, 2026, we completed an asset purchase transaction with PT Mitra Manunggal Sangkara, or MMS, pursuant to which we acquired 16 NVIDIA Blackwell B300 AI servers, each configured with eight GPUs, representing a total of 128 GPUs. The acquired assets also include related components, documentation, transferable warranties and service rights, and rights relating to the purchase, delivery and logistics of the servers.

At the time of the acquisition, the GPU servers were in transit and had not yet been physically delivered. Upon closing, we acquired ownership of the servers and the related rights to receive delivery. MMS is required to cooperate with us in coordinating delivery and transferring applicable supplier, warranty, shipping and other rights.

The contractual purchase consideration consisted of $1.0 million in cash and a pre-funded warrant having an agreed aggregate value of $10.0 million and exercisable for up to 6,457,863 Class A ordinary shares (or 1,291,573 after giving effect to the 1-for-5 reverse share split in August 2026), subject to customary adjustments and beneficial ownership limitations. The accounting value of the acquired assets and warrant consideration will be determined in accordance with applicable accounting requirements and may differ from the values assigned in the transaction documents.

Operation of the GPU Servers

In connection with the acquisition, on June 28, 2026, we entered into a Management Agreement with MMS pursuant to which MMS was appointed to deploy, manage and commercialize the GPU servers for an initial five-year term. MMS will be responsible for the day-to-day operation of the equipment, including coordinating data center hosting, power, network connectivity, maintenance and commercial utilization.

Under the Management Agreement, we are entitled to fixed rental income of $368,640 for each monthly settlement period beginning when the servers are available for operation. We are responsible for operating expenses relating to the servers, including hosting, power, network, logistics, insurance, maintenance and repair costs. These expenses will be netted against the fixed rental income and will therefore affect the net amount received by us.

Reimbursable operating expenses must be reasonable, documented and actually incurred. Any individual operating expense exceeding $5,000 generally requires our prior written approval, except where the expense is reasonably necessary to prevent material damage to the servers or an interruption of management services. We will also receive monthly settlement statements and operating reports and have certain rights to review the relevant records.

As of the date of this annual report, the GPU servers had not yet been delivered or deployed. The servers are currently expected to be delivered and deployed in Malaysia during the third quarter of 2026. We will not become entitled to rental income until the servers are available for operation under the Management Agreement. Accordingly, as of the date of this annual report, we had not generated revenue from the acquired GPU servers.

Delivery, deployment and commencement of operations remain subject to shipping, customs clearance, installation, testing, data center readiness, availability of sufficient power, cooling and network connectivity, and other operational conditions.

Growth Strategy

If the initial GPU deployment performs satisfactorily, we may evaluate additional opportunities involving GPU equipment, AI computing capacity, storage infrastructure and related data center services.

We intend to evaluate potential expansion opportunities based on equipment availability, customer demand, expected utilization, contractual revenue arrangements, operating expenses, financing costs and anticipated investment returns. We have not committed to a fixed level of expansion, and additional projects may require substantial capital obtained through cash on hand, debt financing, equipment financing, equity issuances or other financing transactions.

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

On April 27, 2022, we sold 100% equity interest in WVM Inc. and China Silanchi Holding Limited, including the subsidiaries and consolidated variable entities of WVM Inc. and China Silanchi Holding Limited (See “— Corporate History and Structure”), to an unrelated third party for a total of $1,000,000 pursuant to a securities purchase agreement dated March 31, 2022. Such disposition includes the sale of the grocery store and meat processing business.

Grocery Store. In July 2018, we acquired CQ Pengmei and opened two grocery stores in Chongqing in November 2017 that offered a variety of consumer goods. One of the grocery stores was closed in August 2018 due to the landlord’s failure to meet the fire safety requirements. We filed a lawsuit against the landlord for breach of the store operating lease. The lawsuit is still ongoing. In February 2020, due to the increase in inventory purchase cost and the quarantine restrictions as a result of the COVID-19 pandemic in China, we closed the other grocery store.

Meat Processing. We used to engage in the slaughtering, packing, distribution, wholesale, and retail of a variety of fresh pork meat and parts through CQ Penglin and GA Yongpeng. We used to sell fresh pork to distributors, who then sold to pork vendors in farmers’ markets. Due to the African Swine fever affecting China in October 2018, the supply of hogs decreased. Also, starting from March 2019, the Chongqing government started requiring all local slaughtering houses to only purchase hogs from hog farms in Chongqing, which further limited the supply of hogs. The decrease in supply increased the price of hogs and increased our cost of per unit slaughtering and processing. Starting in January 2020, due to the COVID-19 pandemic and quarantine measures, our sales volume in farmers markets decreased. We were operating at losses during the fiscal year ended June 30, 2021. In addition, in March 2021, we ceased operation of the slaughtering and food processing facilities as a result of a legal dispute between CQ Penglin and Chongqing Puluosi Small Mortgage Co., Ltd. The food processing facility was sealed by the court and is subject to a lien. The court ordered the sale of this facility to enforce the court verdict against CQ Penglin. The slaughtering facility is subject to the same lien pursuant to the same court order, and pursuant to which order the facility cannot be sold, transferred or otherwise disposed without approval of the court. As a result, in April 2021, we discontinued the meat processing business.

Impact of Recent Developments Regarding Crypto Asset Market

The crypto-asset industry has experienced significant volatility, market disruptions and regulatory developments in recent years. During 2022 and early 2023, several prominent participants in the crypto-asset industry experienced liquidity problems, insolvencies, regulatory investigations or bankruptcy proceedings, including Celsius Network, Voyager Digital, Three Arrows Capital, FTX, BlockFi and Genesis. These events contributed to substantial declines in crypto-asset prices, reduced market liquidity, increased regulatory scrutiny and a loss of confidence in certain crypto-asset market participants.

We had no direct and material exposure to FTX or the other above-mentioned crypto-asset companies and did not experience any material loss of assets as a result of their bankruptcies. Nevertheless, failures or financial difficulties involving major digital-asset exchanges, custodians, lenders, market makers or other industry participants may adversely affect the broader crypto-asset market. Such events could reduce the price and liquidity of Dogecoin, disrupt our access to trading or custody services, increase our compliance and operating costs, and adversely affect investor perceptions of companies that hold digital assets.

Crypto-asset markets continued to experience significant price fluctuations during 2024, 2025 and 2026. Although the industry experienced periods of increased institutional participation, the introduction and expansion of exchange-traded products involving certain digital assets, and greater corporate interest in holding digital assets, these developments did not eliminate the volatility, liquidity constraints or operational risks associated with crypto assets. Changes in macroeconomic conditions, interest rates, regulation, investor sentiment, cybersecurity events, market concentration and the financial condition of major industry participants may cause material and rapid changes in crypto-asset prices.

We entered the Bitcoin mining business in December 2021. The volatility of Bitcoin prices, together with high energy and hosting costs, adversely affected the economic performance of our former mining operations. We ceased our proprietary Bitcoin mining operations in the United States in December 2023 due primarily to high operating costs. We no longer own or operate an active cryptocurrency mining facility and have not committed to restarting proprietary cryptocurrency mining operations. Accordingly, our current operating results are no longer directly dependent on Bitcoin mining production or mining rewards.

In July 2025, we established a dedicated Dogecoin treasury program. As of the issuance date of this annual report, we currently have no plans to make additional material purchases of Dogecoin. This balance includes 30,000,000 DOGE subject to redemption notices received from all three investors in our August 2025 private placement. Settlement of these redemptions remained outstanding as of the date of this annual report. See “Dogecoin Treasury Strategy—Current Holdings and Treasury Management” for further details. We currently have no plans to make additional material purchases of Dogecoin. However, our financial condition and results of operations remain exposed to changes in the market value of our existing Dogecoin holdings. A material decline in the price of Dogecoin could result in losses from changes in fair value, reduce the value of our assets and collateral, adversely affect our liquidity and borrowing capacity, and negatively affect investor perceptions of our business and the market price of our Class A ordinary shares.

Dogecoin markets may be less liquid and more susceptible to volatility and market dislocation than markets for larger digital assets such as Bitcoin and Ethereum. The execution of a significant sale of Dogecoin could affect prevailing market prices, particularly during periods of reduced trading volume or market stress. Exchange outages, withdrawal restrictions, cybersecurity incidents, regulatory actions or disruptions affecting custodians or trading venues could also limit our ability to access, transfer or dispose of our Dogecoin holdings when desired.

We hold our Dogecoin with BitGo Trust Company, Inc., a regulated institutional digital-asset custodian. Although the use of a third-party institutional custodian is intended to reduce certain custody and operational risks, it does not eliminate the possibility of loss, delayed access, cybersecurity incidents, operational failures, regulatory restrictions or insolvency-related risks. Any material disruption affecting BitGo or another service provider on which we rely could restrict access to our Dogecoin holdings or otherwise adversely affect our business, financial condition and results of operations.

We intend to continue evaluating our Dogecoin holdings in light of market conditions, liquidity requirements, regulatory developments, internal risk parameters and our broader business strategy. We may retain or dispose of all or a portion of our Dogecoin holdings. Any future decision to acquire additional Dogecoin would be subject to management’s assessment of these and other relevant considerations.

Our current growth strategy is increasingly focused on AI computing and digital infrastructure, including our acquisition and proposed deployment of NVIDIA Blackwell B300 AI servers. Although this strategy may reduce our dependence on crypto-asset-related activities over time, our GPU infrastructure business is new, and the servers have not yet been delivered or deployed. There can be no assurance that our GPU infrastructure business will be successfully implemented or generate the anticipated revenue or other benefits. As a result, adverse developments in the crypto-asset market, combined with delays or underperformance in our GPU infrastructure business, could materially and adversely affect our business, financial condition, results of operations, liquidity and ability to execute our business strategy.

Legal Proceedings

Except as discussed below, there are no actions, suits, proceedings, inquiries or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, other than disclosed above, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company that are outside the ordinary course of business or in which an adverse decision could have a material adverse effect.

However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

Litigation

In March 2023, the Company and SonicHash LLC, a subsidiary of the Company, along with other named entities, were named as defendants in a state court civil lawsuit filed in Cheyenne, Wyoming by BCB Cheyenne LLC (“BCB”) who had contractual relationship with two of the named defendants, MineOne Wyoming Data Center LLC, the other with Terra Crypto, Inc. Defendant alleges these parties breached their respective contracts. For its part, SANGRIX and Sonichash, who had no relationship with BCB, were nevertheless alleged to have intentionally interfered with BCB’s contractual relationships with these other parties. Both the Company and Sonichash were also named as what is known as an “alter ego” defendant pursuant to which a party may be found liable if its later discovered it was acting, in essence, as the alter ego of the primary wrongdoer. Prior to the Company discovering it had been named in this Wyoming lawsuit, the case had been dismissed but simultaneously recommenced in the U.S. District Court in Wyoming against the same parties, with substantively the same causes of action. The Company and Sonichash were made aware of and appeared in this new federal court litigation denying all material allegations alleged against each of them.

In September 2023, BCB filed an amended complaint to add parties and substitute parties in place of others but leaving the Company and Sonichash LLC as named defendants accused of intentionally interfering with BCB’s contractual relations. Once again, both companies were also alleged to be alter egos of the primary wrongdoers. In its lawsuit, BCB seeks “no less than $38 million” in compensatory damages. The Company denies any liability to BCB arising out of this lawsuit and is defending this matter vigorously.

The parties mediated this dispute from August 6 to August 8, 2024 and entered into a Settlement Agreement and Mutual Release on October 14, 2024, pursuant to which the Company agreed to pay $13,050 to cover certain litigation cost. On October 14, 2024, the court dismissed the lawsuit, granting full releases to all defendants and officially concluding the matter.

Share Capital Reduction

In May 2025, the Company petitioned the Grand Court of the Cayman Islands (Financial Services Division) under Cause No. FSD 115 of 2025 (DDJ) for a reduction of its authorized share capital. The application sought to reduce the par value of each of the Company’s issued and authorized but unissued ordinary shares from US$0.30 to US$0.000001, thereby reducing the Company’s total authorized share capital from US$15,000 to US$500, with the surplus being credited to the Company’s additional paid-in capital.

Following due process and consideration, the Court issued its final order on June 5, 2025, approving the share capital reduction as petitioned. The order confirmed that the reduction was properly effected in accordance with the Companies Act (as amended) of the Cayman Islands.

The court order was registered by the Cayman Islands General Registry on July 25, 2025.

Nasdaq Compliance

Minimum Bid Price

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

On May 23, 2023, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on May 18, 2023, the board of directors of the Company approved the reverse share split at a ratio of one-for-thirty (1-for-30). Upon the opening of the market on May 30, 2023, the Company’s ordinary shares began trading on the Nasdaq Capital Market on a post- reverse share split basis.

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

Late Filing of Annual Report

On November 20, 2024, the Company received a written notice from Nasdaq notifying the Company that, since the Company has not yet filed its Form 20-F for the year ended June 30, 2024, it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1). Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan to regain compliance and if Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Form 20-F’s due date, or until May 12, 2025, to regain compliance. The Company regained compliance upon filing of its Form 20-F for the year ended June 30, 2024.

Stockholders’ Equity

On January 3, 2025, the Company received a written notification from the Listing Qualifications staff of The Nasdaq Stock Market LLC indicating that the Company was no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on the Nasdaq Capital Market. As reported in its Form 20-F filed on December 26, 2024, the Company had stockholders’ equity of $909,583 as of June 30, 2024. In accordance with Nasdaq rules, the Company had 45 calendar days to submit a plan to regain compliance. Upon reviewing the Company’s submission dated February 17, 2025, Nasdaq granted the Company an extension through June 30, 2025, to execute its compliance plan and demonstrate compliance with the stockholders’ equity requirement. The Company may be subject to delisting if it fails to evidence compliance by that date or in its next Form 20-F for the fiscal year ending June 30, 2025. To address the deficiency, the Company converted secured convertible debentures into equity and completed revenue-generating transactions. As a result, the Company reported stockholders’ equity of approximately $3.6 million as of May 31, 2025. On July 1, 2025, Nasdaq confirmed that the Company had regained compliance with the equity requirement under Listing Rule 5550(b)(1).

Minimum Bid Price

On February 21, 2025, the Company received a written notice from Nasdaq stating that, based on the closing bid price of its ordinary shares for the prior 30 consecutive business days, the Company was not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial 180 calendar day period, or until August 20, 2025, to regain compliance with the minimum bid price requirement.

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

On December 19, 2025, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on March 14, 2025, the board of directors of the Company approved the reverse share split at a ratio of one-for-sixty (1-for-60). Upon the opening of the market on January 20, 2026, the Company’s Class A ordinary shares began trading on the Nasdaq Capital Market on a post- reverse share split basis.

On February 9, 2026, the Company received a letter from Nasdaq confirming that the Company regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. For 14 consecutive business days, beginning from January 20, 2026 to February 6, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater, and therefore the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, effective February 9, 2026.

U.S. Regulations and Policies Relating to Digital Assets

The legal and regulatory framework applicable to digital assets in the United States continues to evolve. Digital assets and related activities may be subject to regulation by multiple federal and state authorities, including the Securities and Exchange Commission (the “SEC”), the Commodity Futures Trading Commission (the “CFTC”), the Financial Crimes Enforcement Network (“FinCEN”), the Office of Foreign Assets Control (“OFAC”), the Internal Revenue Service and state financial-services, securities and money-transmission regulators. The application of these laws and regulations may depend on the characteristics of the relevant digital asset and the nature of the activities conducted.

We currently hold Dogecoin for our own account as a treasury asset. We do not currently operate a digital-asset exchange, provide digital-asset trading or custody services to customers, transmit digital assets on behalf of third parties, or issue Dogecoin or any other digital asset. We also ceased our proprietary Bitcoin mining operations in December 2023. Accordingly, many laws applicable to digital-asset exchanges, custodians, money transmitters and mining operators may not currently apply directly to our activities. However, changes in our business, the manner in which we acquire, hold, pledge or dispose of digital assets, or the adoption or interpretation of applicable laws and regulations could subject us to additional licensing, registration, compliance or reporting requirements.

Classification of Dogecoin and Other Digital Assets

The regulatory classification of a digital asset may affect the manner in which it may be acquired, held, traded, pledged, custodied or disposed of. In March 2026, the SEC and the CFTC issued an interpretation addressing the application of the federal securities laws and the Commodity Exchange Act to certain crypto assets and transactions. The interpretation describes Dogecoin, based on its characteristics, terms and functions as of the date of the interpretation, as an example of a “digital commodity.” Dogecoin also underlies futures products made available for trading on a CFTC-regulated designated contract market.

Nevertheless, the characterization of a digital asset may depend on the relevant facts and circumstances, and a transaction involving a digital asset that is not itself a security may nonetheless constitute an investment contract or otherwise be subject to federal or state securities laws. The regulatory treatment of Dogecoin could also change as a result of changes to the Dogecoin network, applicable law, regulatory interpretations or judicial decisions.

If Dogecoin were determined to be a security or otherwise became subject to additional regulatory restrictions, the exchanges, custodians and other service providers supporting Dogecoin could become subject to additional registration or compliance obligations. Such developments could reduce the liquidity or market value of Dogecoin, restrict our ability to hold, transfer, pledge or dispose of our Dogecoin holdings, increase our compliance costs, or otherwise materially and adversely affect our business, financial condition and results of operations.

Commodity Regulation

The CFTC has regulatory authority over derivatives involving commodities and enforcement authority with respect to fraud and manipulation in interstate spot commodity markets. Because Dogecoin has been identified by the CFTC as an example of a digital commodity, transactions involving Dogecoin may be subject to the CFTC’s antifraud and anti-manipulation authority, and derivatives involving Dogecoin may be subject to the broader requirements of the Commodity Exchange Act and CFTC regulations.

We do not currently operate a derivatives exchange, execute derivatives transactions for customers, provide commodity trading advice or operate a commodity pool. However, if we were to enter into derivatives, hedging, yield-generating or other structured transactions involving Dogecoin, those activities could implicate additional CFTC requirements. We currently have no plans to enter into such transactions. Any future transaction involving derivatives or structured digital-asset products would be subject to management’s evaluation of the applicable legal and regulatory requirements.

FinCEN, Anti-Money Laundering and Money-Transmission Regulation

FinCEN administers the Bank Secrecy Act and its implementing regulations, including regulations applicable to money services businesses. FinCEN guidance generally distinguishes persons that acquire or use convertible virtual currency for their own account from administrators or exchangers that accept and transmit convertible virtual currency or buy or sell it as a business for others.

Because we hold Dogecoin for our own account and do not currently transmit, exchange or provide custody of digital assets for customers, we do not believe our existing treasury activities cause us to be a money services business under current FinCEN guidance. However, this determination depends on the nature of our activities. If we were to provide digital-asset exchange, transmission, payment, custody or other services to third parties, we could be required to register as a money services business and implement an anti-money laundering program, customer-identification procedures, transaction monitoring, recordkeeping and regulatory reporting controls.

State laws may separately require licensing or registration for entities engaged in virtual-currency business activity or money transmission. Although we do not believe that our current holding of Dogecoin for our own account requires us to obtain a state money-transmission or virtual-currency license, changes in our activities or changes in applicable law could result in additional state licensing and compliance obligations.

Sanctions Compliance

OFAC administers and enforces economic and trade sanctions based on U.S. foreign-policy and national-security objectives. Digital-asset transactions are subject to the same OFAC requirements as transactions involving traditional assets. The pseudonymous nature of blockchain transactions may make it difficult to identify the persons or jurisdictions associated with a particular digital-asset address.

We rely on institutional custodians and other service providers to conduct sanctions screening and other compliance procedures in connection with transactions involving our Dogecoin holdings. However, such screening procedures may not identify every prohibited person, address or transaction. If we or one of our service providers were to process a transaction involving a sanctioned person, jurisdiction or digital-asset address, we could be subject to investigation, penalties, asset blocking, reputational harm or restrictions on our ability to conduct future transactions.

Custody Regulation

We hold our Dogecoin through BitGo Trust Company, Inc., a South Dakota-chartered trust company that provides institutional digital-asset custody services. Regulation of digital-asset custodians continues to develop at both the federal and state levels. Changes in custody, capital, cybersecurity, segregation, reporting or other regulatory requirements applicable to BitGo or other digital-asset custodians could increase our custody costs, restrict access to certain services, delay transactions or require us to establish alternative custody arrangements.

Our use of a regulated third-party custodian does not eliminate the risks associated with holding digital assets. We remain exposed to operational failures, cybersecurity incidents, loss or compromise of private keys, legal or regulatory restrictions, insolvency-related risks and limitations under applicable insurance arrangements.

Investment Company Act

Under the Investment Company Act of 1940, as amended, a company may be required to register as an investment company if it is engaged primarily in the business of investing, reinvesting, owning, holding or trading securities, or if it owns investment securities exceeding certain statutory thresholds.

We do not believe that Dogecoin constitutes an investment security for purposes of the Investment Company Act under the current regulatory framework, and our business strategy includes operating activities involving AI computing and digital infrastructure. Nevertheless, the determination of our status under the Investment Company Act depends on, among other things, the composition and value of our assets, the nature of our income and business activities, and the legal characterization of the assets we hold. If Dogecoin or any other material asset held by us were classified as a security, or if the composition of our assets or business activities changed, we could be required to modify our activities or asset holdings to avoid registration under the Investment Company Act. Registration as an investment company would impose significant compliance obligations and restrictions that could materially and adversely affect our business, financial condition and results of operations.

Regulation of Historical Mining Activities and Mining Equipment

We ceased our proprietary Bitcoin mining operations in December 2023 and no longer own or operate an active cryptocurrency mining facility. Accordingly, laws and regulations specifically applicable to active cryptocurrency mining, including energy-consumption, environmental, permitting and mining-pool requirements, do not currently apply to us in the same manner as they would to an active mining operator.

We continue to hold contractual rights associated with supplier prepayments for certain Aethir Cloud rendering miners and MicroBT WhatsMiner M60S ASIC miners. We intend to market these machines for sale and arrange for their delivery to customers through sales representative arrangements rather than deploy them in Company-operated mining activities. The purchase, sale, import, export and delivery of such equipment may be subject to commercial, customs, sanctions, export-control and other applicable laws. If we were to restart proprietary cryptocurrency mining in the future, we could again become subject to laws and regulations governing energy use, environmental impacts, facility operation, mining pools and other mining-related activities. We have not committed to restarting such operations.

Singapore Regulations Relating to Digital Assets

Our principal executive offices are located in Singapore. The Monetary Authority of Singapore (“MAS”) regulates certain digital-payment-token services under the Payment Services Act 2019 and certain digital-token services under the Financial Services and Markets Act 2022. Regulated activities may include dealing in, facilitating the exchange of, transmitting, safeguarding or providing other specified services involving digital payment tokens or digital tokens for customers.

We currently hold Dogecoin for our own account and do not provide digital-payment-token or digital-token services to customers in or from Singapore. Based on the nature of our current activities, we do not believe that we are required to obtain a payment-services or digital-token-service-provider license in Singapore solely as a result of holding Dogecoin as a treasury asset. However, if we expand our activities to provide digital-asset services to third parties or conduct other regulated digital-token activities in or from Singapore, we may become subject to licensing, anti-money laundering, technology-risk, consumer-protection and other requirements administered by MAS.

The regulatory framework for digital assets in Singapore continues to evolve. MAS may adopt new rules, expand the scope of existing requirements or change its interpretation of applicable laws. Any such development could restrict our ability to conduct digital-asset activities from Singapore, increase our compliance and operating costs, require us to modify our business practices or otherwise materially and adversely affect our business, financial condition and results of operations.

Human Capital Resources

General

As of June 30, 2026, we had 1 full-time equivalent employee located in the United States and 4 full-time equivalent employees located in Singapore. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

Our corporate headquarters are located in Singapore, where we hold a lease that has a monthly fee of S$23,174.49 (GST included).

4.C. Organizational structure

SANGRIX was incorporated in the Cayman Islands on January 23, 2018. The following diagram illustrates our corporate structure:

Direct and indirect subsidiaries

SonicHash Canada was formed on December 14, 2021 under the laws of Alberta, Canada. It is a subsidiary of SANGRIX. It is not currently engaging in any active business.

SonicHash US was formed on December 17, 2021 under the laws of Delaware. It is a wholly-owned subsidiary of SANGRIX. It was formed to engage in Bitcoin mining in the United States. As of December 31, 2023, the Company temporarily ceased all Bitcoin mining activities.

Sonic Auspice was formed on November 30, 2023 under the laws of Delaware. SANGRIX owns 55% of the membership interest in Sonic Auspice. It does not have any material operation as of the date of this annual report.

In addition, SonicHash Singapore was formed on December 16, 2021 under the laws of Singapore. It was a wholly-owned subsidiary of SANGRIX and had never engaged in any active business. On April 18, 2024, the board of directors of the Company approved to wind down SonicHash Singapore. SonicHash Singapore has been officially struck off in September 4, 2024. It did not own any assets or have any employees or business operation at the time of winding down.

SANGRIX Pte. Ltd. was formed on June 26, 2025 under the laws of Singapore. It is a subsidiary of SANGRIX. It is not currently engaging in any active business as of the date of this annual report.

4.D. Property, plants and equipment

As of June 30, 2026 and the date of this annual report, our principal executive offices are located at 160 Robinson Road, 12F, SBF Center, Singapore 068914.

For detailed description of the miners we own, see “Item 4. Information of the Company - 4.B Business Overview - Miners.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included in the fiscal years ended June 30, 2026, 2025 and 2024 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

As part of our growth strategy, we have been actively seeking opportunities to own GPU servers used for artificial intelligence, high-performance computing, rendering and other computationally intensive applications, while engaging third parties to deploy, manage and commercialize the equipment. We have been also seeking opportunities to deploy other emerging technologies such as building and managing a Dogecoin (“DOGE”) treasury and developing related digital-asset initiatives.

In December 2023, we ceased all Bitcoin mining operations in the United States due to high operating costs. As of the date of this report, we do not operate any mining facilities, do not deploy miners, and do not generate revenue from Bitcoin mining. We are not currently engaged in any crypto mining operations, and we have suspended all exploration of new mining sites or capacity increases. While we may evaluate strategic opportunities in the digital asset ecosystem—including potential hosting partnerships and the sale of mining hardware—we have no present plans to resume our own Bitcoin mining operations unless market conditions materially change.

Beginning in July 2025, we launched a dedicated DOGE Treasury program to advance our digital-asset strategy. As of the issuance date of this report, we hold 67,543,745 DOGE, which are custodied with BitGo Trust Company, Inc. This balance includes 30,000,000 DOGE subject to redemption notices received from all three investors in our August 2025 private placement. Settlement of these redemptions remained outstanding as of the date of this annual report. See “Dogecoin Treasury Strategy—Current Holdings and Treasury Management” for further details.

New Business

In April 2026, we began our strategic expansion beyond digital asset mining into AI computing infrastructure, GPU computing services and related digital infrastructure opportunities. On June 28, 2026, we entered into an asset purchase agreement with a third party, pursuant to which we purchased approximately $11 million of NVIDIA Blackwell B300 AI servers. Following the expected delivery during the third quarter of 2026, we expect the infrastructure to commence commercial operations in Malaysia and begin generating recurring infrastructure-related revenue. Management believes demand for high-performance GPU infrastructure continues to be driven by the rapid adoption of artificial intelligence technologies, large language models, enterprise AI applications and next-generation computing workloads. As enterprises increasingly deploy AI-powered products and services, access to reliable, scalable computing infrastructure has become an increasingly critical component of the global digital economy. We believe this acquisition strengthens our position within the evolving AI computing ecosystem while establishing a foundation for continued expansion into high-performance computing infrastructure.

Key factors that Affect Operating Results

Our business, financial condition and results of operations have been and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our results of operations are expected to be impacted by significant fluctuation of Bitcoin price and Dogecoin price.

The prices of DOGE and, to a lesser extent, Bitcoin have experienced significant volatility, and fluctuations in the price of DOGE may materially and adversely affect our results of operations, financial condition, and liquidity.

Because our treasury strategy is concentrated in DOGE, we are particularly exposed to DOGE-specific volatility, liquidity constraints, and market dislocation risks.

If DOGE prices decline, we may be required to record significant losses from changes in fair value, which could materially reduce our assets and results of operations. In addition, our ability to liquidate DOGE to meet operational needs could be constrained during periods of heightened volatility, thin order-book depth, exchange outages, or adverse market sentiment. There is no assurance that DOGE can be sold at prevailing market prices, or at all, when liquidity is required.

DOGE trading markets may be less developed, less liquid, and more susceptible to volatility than markets for other cryptocurrencies. Dogecoin market depth is materially lower than that of larger digital assets such as Bitcoin and Ethereum. As a result, large transactions may have a greater market impact, preventing us from executing sales at desired prices and increasing our vulnerability to adverse market movements. In addition, DOGE markets may be more susceptible to market manipulation, rapid shifts in sentiment, and liquidity fragmentation across exchanges.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not occurred, and may never occur. The growth of this industry in general, and the use of Bitcoin and DOGE, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;
●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	changes in consumer demographics and public tastes and preferences;
●	the maintenance and development of the open-source software protocol of the network;
●	the increased consolidation of contributors to the cryptocurrency blockchain through mining pools;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;
●	general economic conditions and the regulatory environment relating to cryptocurrencies; and negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

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

Our GPU infrastructure business is new, and we may not realize the anticipated benefits of our acquisition.

We recently entered the GPU infrastructure business through our acquisition of 16 NVIDIA Blackwell B300 AI servers. We have limited experience owning or commercializing advanced GPU servers and overseeing third parties engaged in deploying and operating such equipment.

The success of this business depends on timely delivery and deployment, reliable equipment performance, sufficient utilization, customer demand, operating costs and the performance of PT Mitra Manunggal Sangkara (“PTMMS”) and other service providers. Our assumptions regarding these matters may prove inaccurate. We may incur substantial expenses without receiving the anticipated rental income or recovering our investment. If the project does not perform as expected, we could experience operating losses, liquidity pressure and impairment of the acquired assets. As of the issuance date of this annual report, our GPU servers had not yet been delivered or deployed. The servers are currently expected to be delivered and deployed in Malaysia during the third quarter of 2026, but this timetable is subject to uncertainty.

We believe this ownership-and-management model may allow us to participate in the demand for advanced computing capacity without independently developing all of the personnel, data center and operating infrastructure required to manage GPU servers. However, this model also causes us to depend substantially on third-party managers, data center operators, power and network providers and other service providers. If PTMMS experiences financial or operational difficulties, fails to secure sufficient commercial utilization, fails to make payments when due or otherwise fails to perform its obligations, our business and financial results could be materially adversely affected. Our contractual rights may not fully compensate us for delayed or lost income, service interruptions, equipment damage or other losses.

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

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this annual report. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenues

Total cryptocurrency mining revenue for the years ended June 30, 2026, 2025 and 2024 was approximately nil, nil and $2.9 million, respectively. Total cryptocurrency miner sales net revenue for the years ended June 30, 2026, 2025 and 2024 was approximately nil, $39,000 and nil, respectively.

We started Bitcoin mining in May 2022 and were awarded a total of 95.62 coins during the year ended June 30, 2024 at an average Bitcoin value of $30,208. In December 2023, we ceased all Bitcoin mining operations in the United States due to high operating costs. We started cryptocurrency miner sales in June 2024 and sold 295 units of Aethir Edge Miners and recognized agency income of approximately $39,000 for the sales during the year ended June 30, 2025. For the year ended June 30, 2026, we did not generate any revenue from cryptocurrency mining or miner sales, as we had ceased all mining operations and completed prior period miner sales.

Cost of revenues and expenses

Cost of revenues for cryptocurrency mining for the years ended June 30, 2026, 2025 and 2024 was approximately nil, nil, and $3.8 million, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the years ended June 30, 2026, 2025 and 2024. We signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide electric power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross Profit (Loss)

The gross profit (loss) for the years ended June 30, 2026, 2025 and 2024 was approximately nil, $39,000 and ($0.9) million, respectively.

General and Administrative Expenses

General and administrative expenses decreased by approximately $0.3 million, or 10.7%, from approximately $3.1 million for the year ended June 30, 2025 to approximately $2.8 million for the year ended June 30, 2026. The decrease in general and administrative expenses was primarily due to a decrease in professional fees of approximately $1.3 million in the year of 2026. The decrease was mainly offset by an increase in salary expenses of approximately $0.1 million, an impairment loss on prepayments of approximately $0.5 million, an increase in insurance expense of approximately $0.1 million, and an increase in rental fees of approximately $0.2 million.

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

Provision for (Recovery of) Credit Losses

During the year ended June 30, 2026, we made approximately $0.6 million provision for credit losses for loans receivable.

During the year ended June 30, 2025, we made approximately $66,000 recovery of credit losses for loans receivable and approximately $14,000 provision for credit losses for other receivables.

During the year ended June 30, 2024, we made approximately $1.1 million provision for credit losses and doubtful accounts for other receivables, prepayments, loans receivables and the GST tax receivable.

Change in Fair Value of Crypto assets

For the year ended June 30, 2026, following adoption of ASU 2023-08, we recognized a $10.9 million loss from changes in the fair value of crypto assets. No such fair value change was recognized for the year ended June 30, 2025. Prior to adoption of ASU 2023-08, crypto assets were accounted for under the previous cost-less-impairment model, and approximately $7,000 of impairment loss was recognized for the year ended June 30, 2024.

Impairment Loss of Long-lived assets

We recorded approximately nil, nil and $6.5 million of impairment loss during the years ended June 30, 2026, 2025 and 2024 for our cryptocurrency mining equipment.

Impairment Loss of Long-term investment

We recorded approximately nil, nil and $2.4 million of impairment loss during the years ended June 30, 2026, 2025 and 2024 for our long-term investment.

Share Based Compensation Expenses

We incurred nil share compensation expense during the years ended June 30, 2026 and 2025.

We incurred approximately $73,000 to pay for CEO, president, and head of HR share based compensation expenses during the year ended June 30, 2024.

Loss from Operations

The loss from operations for the year ended June 30, 2026 was approximately $14.3 million, an increase of approximately $11.3 million, or 377.3%, from approximately $3.0 million for the year ended June 30, 2025. The increase was primarily due to the increase of provision for credit losses and change in fair value of crypto assets as the reasons that we mentioned above, partially offset bt lower general and administrative expenses.

The loss from operations for the year ended June 30, 2025 was approximately $3.0 million, a decrease of approximately $11.8 million, or 79.8%, from approximately $14.8 million for the year ended June 30, 2024. The decrease was primarily due to the decrease of gross loss, provision for credit losses and impairment losses as the reasons that we mentioned above.

Other Expenses, Net

Our other expenses, net, consists of realized gain on sale/exchange of crypto assets, interest income and expense, other financing expenses, loss on warrants settlement, and change in fair value of convertible debentures.

Our other expenses, net was approximately $14,000 during the year ended June 30, 2026, a decrease of approximately $1.4 million, or 99.0%, as compared to our other expenses, net of approximately $1.4 million during the year ended June 30, 2025. The decrease was mainly due to a gain of approximately $0.9 million from the change in fair value of convertible debentures recognized during the fiscal year of 2026 and a decrease of approximately $0.7 million of interest expenses incurred from convertible debentures as we elect the fair value option to measure the convertible debentures entirely at fair value without presenting those contractual interest expense separately.

Our other expenses, net was approximately $1.4 million during the year ended June 30, 2025, a decrease of approximately $2.1 million, or 60.0%, as compared to our other expenses, net of approximately $3.4 million during the year ended June 30, 2024. The decrease was mainly due to a decrease of the loss on warrants settlement of approximately $1.9 million and an increase of realized gain on sale/exchange of crypto assets of approximately $0.2 million for the year ended June 30, 2025.

Provision for Income Taxes

We did not have any taxable income during the years ended June 30, 2026, 2025 and 2024.

Net Loss

Our net loss was approximately $14.3 million for the year ended June 30, 2026, increased by approximately $9.9 million, or 227.1%, from a net loss of approximately $4.4 million for the year ended June 30, 2025. Our net loss for the fiscal year 2025 decreased by approximately $13.9 million, or 76.1%, from a net loss of approximately $18.3 million for the year ended June 30, 2024. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

For the fiscal years ended June 30, 2026, 2025 and 2024

As of June 30, 2026, we had working capital of approximately $8.7 million and an accumulated deficit of approximately $112.2 million. Although working capital was positive, the Group had a limited cash balance and continued to incur operating cash outflows. We have been constantly evaluating partnerships to expand into AI computing infrastructure and to diversify into other blockchain-related activities or products. Our initial focus is on owning GPU servers used for artificial intelligence, high-performance computing, rendering and other computationally intensive applications, while engaging third parties to deploy, manage and commercialize the equipment. We will use equity and debt financing to finance our working capital requirements and capital expenditures when necessary. Based on the above considerations, management is of the opinion that the substantial doubt about our ability to continue as a going concern was alleviated and we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following summarizes the key components of our cash flows for the years ended June 30, 2026, 2025 and 2024.

	For the Year Ended June 30,
	2026	2025	2024
Net cash used in operating activities	$(2,923,118)	$(2,290,607)	$(7,929,234)
Net cash (used in) provided by investing activities	(200,000)	1,545,888	1,023,256
Net cash provided by (used in) financing activities	4,636,932	(608,712)	8,298,774
Change in cash and cash equivalents	$1,513,814	$(1,353,431)	$1,392,796

Operating activities

Cash used in operating activities was approximately $2.9 million for the year ended June 30, 2026, which was mainly due to the net loss of approximately $14.3 million and a gain of approximately $0.9 million from the change in fair value of convertible debentures. The net cash used in operating activities was mainly offset by non-cash items, including the change in fair value of crypto assets of approximately $10.9 million, issuance costs and discounts on convertible debentures of approximately $1.1 million and the provision for credit losses of approximately $0.6 million.

Cash used in operating activities was approximately $2.3 million for the year ended June 30, 2025, which was mainly due to the net loss of approximately $4.4 million, the increase of prepayments of approximately $0.5 million for miner advances. The net cash used in operating activities was mainly offset by the change of crypto assets of approximately $0.4 million, the non-cash items of issuance costs and discounts on convertible debenture of approximately $1.2 million and the interest expense of convertible debenture of approximately $0.7 million, and the decrease of other receivables of approximately $0.7 million.

Cash used in operating was approximately $7.9 million for the year ended June 30, 2024, which was mainly due to the net loss of approximately $18.3 million, the change of crypto assets of approximately $2.7 million, the increase of other receivables of approximately $3.0 million, and the decrease of accounts payable of approximately $0.7 million for miner setup fees. The net cash used in operating activities was mainly offset by the non-cash items of impairment losses of approximately $8.9 million, loss on warrants settlement of approximately $1.9 million, and the increase of other payables and accrued liabilities of approximately $1.3 million.

Investing activities

Cash used in investing activities was approximately $0.2 million for the year ended June 30, 2026, which was $0.2 million advance for long-term investment.

Cash provided by investing activities was approximately $1.5 million for the year ended June 30, 2025, which was due to the increase of approximately $1.5 million repayments from loans to third parties.

Cash provided by investing activities was approximately $1.0 million for the year ended June 30, 2024, which was due to approximately $4.7 million proceeds received from sale of crypto assets and offset by approximately $3.6 million loans to third parties.

Financing activities

Cash provided by financing activities was approximately $4.6 million for the year ended June 30, 2026, primarily attributable to proceeds from convertible debentures, net of issuance costs, of approximately $6.4 million, and offset by approximately $0.6 million in purchases of crypto assets and payment of equity issuance costs of approximately $1.2 million.

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

Contingencies

In March 2023, SANGRIX and SonicHash US, together with other defendants, were named in litigation brought by BCB Cheyenne LLC in connection with alleged contractual interference and related claims. BCB sought compensatory damages of no less than $38 million. We denied liability and defended the matter.

In October 2024, the parties entered into a Settlement Agreement and Mutual Release pursuant to which we agreed to pay $13,050 in settlement of the matter. The amount had been accrued within other payables and accrued liabilities as of June 30, 2024 and was paid in November 2024. The litigation was dismissed in October 2024 and the matter was fully resolved.

As of June 30, 2026, this matter had been fully resolved, and we were not subject to any other material legal proceedings, claims or contingencies requiring disclosure.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting estimates involve the most significant estimates and judgments used in the preparation of our financial statements:

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. On July 1, 2023, we adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

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

Fair value of measurements

We elect to apply the fair value option (“FVO”) pursuant to ASC 825-10-25-4 after we consider the overall value of the embedded features to the following convertible debentures, whether the bifurcation provides a more faithful presentation of the instrument’s overall economics, and the applicability of selecting the FVO if such election is more appropriate. Under this election, the convertible debentures and derivatives are measured in their entirety at fair value, with changes in fair value recognized in earnings, except for the portion attributable to instrument-specific credit risk, which is recognized in other comprehensive income (“OCI”) in accordance with ASC 825-10-45-5. Changes in fair value attributable to factors other than instrument-specific credit risk are recognized in earnings; and the related cumulative amount previously recognized in accumulated other comprehensive income for instrument-specific credit risk is reclassified to earnings upon settlement. The estimated fair value of the financial instruments classified within the Level 3 category was determined using both observable inputs and unobservable inputs. We estimated the fair value of the convertible debentures based upon using the Binomial Model.

The following table summarizes the significant inputs used in measuring the fair value of the Debentures on issuance date:

	2025 Debentures	April 2026 Debenture	June 2026 Debenture
Class A Ordinary Share price	$99.55~117.3	$13.0	$6.15
Credit-adjusted discount rate	16.33~16.61%	17.53%	23.43%
Remaining term (years)	4.0	4.0	4.0
Expected volatility	145.75~150.16%	158.05%	155.70%
Dividend yield	—	—	—
Risk-free interest rate	3.93%	3.86%	4.12%

The following table summarizes the significant inputs used in measuring the fair value of the Debentures on June 30, 2026:

	2025 Debentures	April 2026 Debenture	June 2026 Debenture
Class A Ordinary Share price	$6.25	$6.25	$6.25
Credit-adjusted discount rate	24.13~24.16%	23.62%	23.43%
Remaining term (years)	3.04~3.09	3.8	4.0
Expected volatility	164.77~164.94%	159.03%	155.70%
Dividend yield	—	—	—
Risk-free interest rate	4.15%	4.17%	4.12%

Fair value of crypto assets

We adopted Accounting Standard Update (“ASU”) 2023-08 on July 1, 2025, which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period.

At each date of measurement, we review internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the crypto assets. Our holdings of Dogecoin meet the scope criteria in ASC 350-60 to be accounted for as crypto assets. Fair value is determined using the closing price from the principal market for Dogecoin, which we have identified, in accordance with ASC 820, as the active market it has access to and normally uses to transact in Dogecoin. Because this is a quoted price in an active market for an identical asset, our Dogecoin is classified within Level 1 of the ASC 820 fair value hierarchy. The classification of crypto assets as current or non-current is determined under ASC 210 based on whether the assets are reasonably expected to be realized in cash, sold or otherwise realized during the normal operating cycle or within twelve months after the reporting date. In making this assessment, we consider all relevant facts and circumstances, including any collateral arrangements and related contractual release provisions applicable to pledged crypto assets.

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

Quantitative and Qualitative Disclosures about Market Risks

Cryptocurrency Risk

The price of DOGE has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. DOGE prices ranged from approximately $0.065 per coin as of June 30, 2022; $0.067 per coin as of June 30, 2023; $0.123 per coin as of June 30, 2024; $0.170 per coin as of June 30, 2025; to $0.073 per coin as of June 30, 2026, according to Coin Market Cap.

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

Inflation Risk

We are also exposed to inflation risk factors which could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the market prices of our crypto assets do not increase with such increased costs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

The following table provides information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Jinghai Jiang	47	Chairman of the Board, Chief Executive Officer, Chief Operating Officer
Xiaping Cao	50	Independent Director, Chair of the Nominating Committee and the Compensation Committee
Mei Ting Yeung	39	Independent Director, Chair of the Audit Committee, and a member of the Compensation Committee and the Nominating Committee
Wei Li	42	Independent Director, member of the Audit Committee, the Compensation Committee and the Nominating Committee

The business address of the officers and directors is 160 Robinson Road, 12F, SBF Center, Singapore 068914.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Jinghai Jiang, Chairman of the Board, Chief Executive Officer, Chief Operating Officer, age 47

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

Xiaping Cao, Director, age 50

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

Mei Ting Yeung, Director, age 39

Ms. Mei Ting Yeung has served as our independent director and the Chair of our Audit Committee since July 10, 2026. She has more than 10 years of accounting, financial reporting and corporate finance experience. Since 2021, Ms. Yeung has served as Senior Accounting Manager at Audio Video Invasion, where she oversees accounting operations for multiple business entities, including financial reporting, month-end and year-end close, payroll administration, cash flow management, budgeting, internal controls and audit support. Prior to joining SANGRIX, Ms. Yeung held progressively responsible accounting and finance positions with private companies, where she developed broad experience in financial reporting, accounting operations, regulatory compliance and corporate finance. In addition to her corporate accounting experience, Ms. Yeung previously served as an elected Treasurer and member of the board of directors of a residential community association, where she was responsible for fiduciary oversight of budgets, reserve funding, financial governance and long-term capital planning. Ms. Yeung received a Bachelor’s degree of Finance from Florida International University.

Wei Li, Director, age 42

Mr. Wei Li has served as our independent director and a member of our Audit Committee, Compensation Committee and Nominating Committee since July 10, 2026. Mr. Li has over 17 years of experience in investment banking, wealth management and capital markets. Prior to founding Crestwave Capital, Mr. Li served as Chief Executive Officer and Director of Mainnet Capital, where he was responsible for fundraising, investor relations, investment strategy, risk management and fund operations. Earlier in his career, Mr. Li held senior positions at Standard Chartered, Schroders, Barclays Capital, Credit Suisse and Bank of America Merrill Lynch. Throughout his career, he led investment banking operations, regulatory compliance initiatives, trading infrastructure development and regional transformation projects across global financial institutions. Mr. Li holds a Master’s degree of Information Technology from the University of Technology Sydney, a Master’s degree of Business Information Systems from the University of Sydney, and a Bachelor’s degree in Computer Science from Nanjing University of Posts and Telecommunications.

Ms. Mei Yeung and Mr. Siyuan Zhuang resigned as directors and from all committees of our board of directors effective July 10, 2026. Their resignations were not the result of any disagreement with the Company or its management on any matter relating to the Company’s operations, policies or practices.

Ms. Mei Ting Yeung is the sister of Ms. Mei Yeung, who resigned as a director of the Company effective July 10, 2026. Except as disclosed above, neither Ms. Mei Ting Yeung nor Mr. Wei Li has a family relationship with any director or executive officer of the Company. Neither of them has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Family Relationships

As of the date of this report, there are no family relationships among our current directors, executive officers, or persons nominated or chosen to become directors or executive officers. Ms. Mei Ting Yeung is the sister of Ms. Mei Yeung, who resigned as a director effective July 10, 2026.

6.B. Compensation

Employment Agreements with Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreement with Jinghai Jiang. We have executed Director Offers with Xiaping Cao, Mei Ting Yeung, and Wei Li.

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective until April 9, 2027, with an annual compensation of $50,000.

Xiaping Cao

We entered into a Director Offer Letter, effective on March 22, 2022, with Mr. Cao pursuant to which Mr. Cao shall receive an annual compensation of $10,000.

Mei Ting Yeung

We entered into a Director Offer Letter, effective on July 10, 2026, with Ms. Mei Ting Yeung pursuant to which Ms. Yeung shall receive an annual compensation of $24,000.

Wei Li

We entered into a Director Offer Letter, effective on July 10, 2026, with Mr. Wei Li pursuant to which Mr. Li shall receive an annual compensation of $10,000.

Mei Yeung

We entered into a Director Offer Letter, effective on March 21, 2024, with Ms. Mei Yeung pursuant to which Ms. Mei Yeung shall receive an annual compensation of $24,000. On July 10, 2026, Ms. Yeung resigned as a director of the Company, and the Director Offer Letter terminated in accordance with its terms.

Siyuan Zhuang

We entered into a Director Offer Letter, effective on March 21, 2024, with Mr. Zhuang pursuant to which Mr. Zhuang shall receive an annual compensation of $10,000. On July 10, 2026, Mr. Zhuang resigned as a director of the Company, and the Director Offer Letter terminated in accordance with its terms.

Compensation of Directors and Executive Officers

For the year ended June 30, 2026, 2025 and 2024, we paid an aggregate of $50,000, $50,000 and $643,982 to our executive officers and employee directors, respectively, which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. In June 2026, we also settled $100,000 of accrued compensation relating to services rendered in fiscal years 2026 and 2025 through the issuance of Class B ordinary shares. See “Item 7.B. Related Party Transactions”. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Audit Committee. Our audit committee consisted of Ms. Mei Ting Yeung, Mr. Wei Li and Mr. Xiaping Cao. Ms. Mei Ting Yeung is the chairman of our audit committee. The Company believes that each of the members of the audit committee is “independent” and that Mei Ting Yeung qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The primary responsibility of the audit committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the board of directors the results of its examinations and recommendations derived therefrom; to outline to the board of directors improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the board of directors such additional information and materials as it may deem necessary to make the board of directors aware of significant financial matters requiring the board of directors attention. In carrying out its responsibility, the audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Xiaping Cao, Mr. Wei Li and Ms. Mei Ting Yeung. Mr. Xiaping Cao is the chairman of our compensation committee. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating Committee.  Our nominating committee consists of Ms. Mei Ting Yeung, Mr. Wei Li and Mr. Xiaping Cao. Mr. Xiaping Cao is the chairperson of our nominating committee. All members of the nominating committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee will be responsible for, among other things:

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

Copies of our committee charters are also available on the Company’s website at http:// sangrix.ai/ and in print upon request.

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

Our company is authorized to issue 190,000,000,000 Class A Ordinary Shares of $0.0003 par value per share, and 10,000,000,000 Class B Ordinary of $0.0003 par value per share. The number and percentage of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned are based on 1,948,603 Class A Ordinary Shares and 21,043 Class B ordinary shares issued and outstanding as of the issuance date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares shown as beneficially owned by them.

	Amount of	Percentage of	Amount of	Percentage of
	Class A	Class A	Class B	Class B
	Ordinary	Ordinary	Ordinary	Ordinary	Percentage of
	Shares	Shares	Shares	Shares	Total
	Beneficially	Beneficially	Beneficially	Beneficially	voting
Principal Shareholders	Owned	Owned	Owned	Owned	power
Directors and Named Executive Officers:
Jinghai Jiang, Chairman of the Board and Chief Executive Officer	—	—	21,043	100%	31.07%
Xiaping Cao, Director	—	—
Wei Li, Director	—	—
Mei Ting Yeung, Director	—	—
All directors and executive officers as a group (4 persons)	—	—	21,043	100%	31.07%

5% Beneficial Owner
-	—	—	—	—	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements with Executive Officers.”

Other Related Party Transactions

During the years ended June 30, 2026, 2025 and 2024, other than disclosed below, we did not have any other related party transactions.

For the years ended June 30, 2026, 2025 and 2024, we had the following related party transactions with Intellectual International Capital LLC (“IIC”). IIC was considered a related party of the Company by virtue of the involvement of the Company’s former president, Dr. Jiaming Li, who concurrently served as a senior manager of IIC and was therefore able to exercise significant influence over both entities. Following Dr. Jianming Li’s resignation in November 2023, transactions and balances between the Group and IIC up to November 2023 were regarded as related-party transactions.

		For the year ended	For the year ended	For the year ended
		June 30,	June 30,	June 30,
Name of related party	Related party	2026	2025	2024
Receipt on behalf of Group	Intellectual International Capital LLC	$—	$—	3,393,027
Payment on behalf of Group	Intellectual International Capital LLC	—	—	(2,812,692)

On June 11, 2026, we entered into a debt settlement and mutual release agreement with Mr. Jinghai Jiang, our Chief Executive Officer, Chief Operating Officer and Chairman of the Board, pursuant to which we agreed to issue 56,180 Class B Ordinary Shares to Mr. Jiang in full settlement of $100,000 in accrued and unpaid compensation owed to him for the fiscal years 2025 and 2026 under his employment agreement. The shares were valued at $1.78 per share, the closing price of our Class A Ordinary Shares on the trading day immediately preceding the date of the agreement. Upon the issuance of the shares, the debt was deemed cancelled and paid in full, and the parties agreed to a mutual release of all claims related thereto.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

Please refer to “Item 4. Information on the Company - Legal Proceedings.”

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

8.B. Significant Changes

Since June 30, 2026, the date of our audited consolidated financial statements, the following significant changes have occurred:

On July 10, 2026, Ms. Mei Yeung and Mr. Siyuan Zhuang resigned as directors and from all committees of our board of directors. Ms. Mei Ting Yeung and Mr. Wei Li were appointed as directors and members of the board committees effective the same date.

On August 21, 2026, we effected a 1-for-5 reverse split of our Class A and Class B ordinary shares.

We changed our name from Bit Origin Ltd to SANGRIX INC. Our Class A ordinary shares began trading on Nasdaq under the symbol “SGRX” on September 4, 2026.

On September 7, 2026, we sold 3,000,000 Dogecoin for approximately US$267,665 in gross proceeds.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SGRX.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SGRX.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

As of the issuance date of this annual report, the Company is authorized to issue 190,000,000,000 Class A Ordinary Shares of $0.0003 par value per share, and 10,000,000,000 Class B Ordinary of $0.0003 par value per share, and has 1,948,603 Class A Ordinary Shares and 21,043 Class B ordinary shares issued and outstanding, excluding such number of Class A Ordinary Shares issuable upon the exercise or conversion of the securities described below:

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

The securities purchase agreement also obligates the Company to indemnify the buyers for certain losses including those resulting from (i) any misrepresentation or breach of any representation or warranty made by the Company or any subsidiary in any of the Transaction Documents (as defined in the securities purchase agreement), (ii) any breach of any covenant, agreement or obligation of the Company or any subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any subsidiary) or which otherwise involves such indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the securities, (C) any disclosure properly made by such buyer, or (D) the status of such buyer or holder of the securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to securities purchase agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief).

In connection with this offering, the Company also entered into the following agreements: (i) registration rights agreement, (ii) guaranty, and (iii) security and pledge agreement. The securities purchase agreement contains customary representations, warranties, and covenants of the Company and the buyers.

Pursuant to the securities purchase agreement, the Company has issued (i) a Series A-1 Senior Secured Convertible Note (the “Series A-1 Senior Secured Convertible Note”) in the principal amount of Ten Million Dollars ($10,000,000) maturing on July 16, 2029, with a current conversion price of $1.63, subject to adjustment as provided therein; and (ii) a Series B-1 Senior Secured Convertible Note (the “Series B-1 Senior Secured Convertible Note”, collectively with the Series A-1 Senior Secured Convertible Note, the “July 2025 Notes”) in the principal amount of Five Million Dollars ($5,000,000) maturing on July 16, 2029, with a current conversion price of $1.63, subject to adjustment as provided therein.

The Series A-1 Senior Secured Convertible Note and the Series B-1 Senior Secured Convertible Note were issued on July 16, 2025, subject to the satisfaction of customary closing conditions.

Pursuant to the securities purchase agreement, on July 31, 2025 at the first Additional Closing, the Company issued a Series C-1 Senior Secured Convertible Note (the “Series C-1 Senior Secured Convertible Note”, and together with the Series A-1 Senior Secured Convertible Note and Series B-1 Senior Secured Convertible Note, the “July 2025 Notes ”) in the principal amount of One Million Three Hundred Thirty Eight Thousand Five Hundred and Six Dollars ($1,338,506) maturing on July 31, 2029, with a current conversion price of $1.63, subject to adjustment as provided therein.

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

The Convertible Notes and Class A Ordinary Shares issuable upon conversion and exercise of the July 2025 Notes have not been registered under the Securities Act and were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. Each Buyer acquired the securities for investment and acknowledged that it is an accredited investor as defined by Rule 501 under the Securities Act. The Convertible Notes and Common Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

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

(i)The Company must, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount (as defined below), it desires to issue and sell to the Investor in each Advance Notice and the time it desires to deliver each written notice to the Investor setting forth the number of Advance Shares that the Company desires to issue and sell to the Investor (the “Advance Notice”).
(ii)There is no mandatory minimum issuance and sale of Advance Shares by the Company to the Investor and there is no non-usage fee for not utilizing the Commitment Amount or any part thereof.

“Maximum Advance Amount” means the Accelerated Purchase Maximum Advance Amount, Regular Purchase Maximum Advance Amount or Extended Purchase Maximum Advance Amount, as applicable, provided, however, the Maximum Advance Amount shall not exceed the limitations set forth in the EPFA:

(i)“Accelerated Purchase Maximum Advance Amount” in respect of each Advance Notice with an Accelerated Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) four hundred percent (400%) of the median daily trading volume of the Common Shares (the “Daily Traded Amount”) on the principal market on which the Company’s securities are listed (the “Principal Market”) during the five (5) consecutive Trading Days (as defined in the EPFA) immediately preceding an Advance Notice Date (as defined in the EPFA), and (ii) such number of Common Shares equal to $2,500,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice), or such other amount of Common Shares as agreed upon by the Company and the Investor in writing, which may be made via e-mail;
(ii)“Regular Purchase Maximum Advance Amount” in respect of each Advance Notice with a Regular Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) one hundred percent (100%) the median Daily Traded Amount during the five (5) consecutive Trading Days immediately preceding an Advance Notice Date, and (ii) such number of Common Shares equal to $1,000,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice); and

(iii)“Extended Purchase Maximum Advance Amount” in respect of each Advance Notice with an Extended Purchase Pricing Period (as defined in the EPFA), an amount of Common Shares equal to the lower of (i) four hundred percent (400%) of the median Daily Traded Amount during the five (5) consecutive Trading Days immediately preceding an Advance Notice Date, and (ii) such number of Common Shares equal to $2,500,000 as of the date of each Advance Notice (determined based on the last closing price of the Common Shares on the Principal Market prior to delivery of such Advance Notice), or such other amount of Common Shares as agreed upon by the Parties in writing, which may be made via e-mail.

The price per Advance Share will be obtained as follows:

(i)For an Advance Notice selecting an Accelerated Purchase Pricing Period or Extended Purchase Pricing Period, the applicable Market Price multiplied by ninety five percent (95%); and
(ii)For an Advance Notice selecting a Regular Purchase Pricing Period, the applicable Regular Purchase Market Price (as defined in the EPFA) multiplied by ninety three percent (93%).

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

August 2025 Securities Purchase Agreements

On August 6, 2025, the Company entered into the securities purchase agreements with certain investors relating to the issuance and sale of 20,000,000 Class A Ordinary Shares (or 66,668 Class A Ordinary Shares after giving effect to the 1-for-60 reverse share split in January 2026 and the 1-for-5 reverse share split in August 2026) (the “Purchased Shares) for a total purchase price of $6,000,000. The purchasers had elected to pay the purchase price in Dogecoin (“DOGE”), and the amount of DOGE to be paid shall equal (a) the purchase price, divided by (b) the spot exchange rate for DOGE as published by Coinbase.com at 5:56 a.m. (New York City time) on August 6, 2025 (the “DOGE Amount”).

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

On August 20, 2026, all of the investors delivered written notices to the Company exercising this right to redeem an aggregate of 66,668 Class A Ordinary Shares, representing all of such investors’ respective unsold Class A Ordinary Shares, in exchange for the return from the Company of an aggregate of 30 million DOGE to the investors, representing 100% of the DOGE originally paid by such investors. The Shares will be cancelled and returned to the Company’s authorized but unissued share capital.

April 2026 Securities Purchase Agreement

On April 16, 2026, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to sell up to an aggregate principal amount of $5,000,000 in senior convertible notes, convertible into Class A Ordinary Shares. At the initial closing on April 16, 2026, we issued a senior convertible note in the principal amount of $500,000, maturing on April 16, 2030, with a current conversion price of $1.63 per share. The note contains certain negative covenants, including prohibitions on the incurrence of indebtedness and liens, restrictions on redemptions and cash dividends, restrictions on the transfer of assets and changes in the nature of our business, as well as standard and customary events of default. The note and the Class A Ordinary Shares issuable upon conversion thereof were issued in a private placement in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. We intend to use the net proceeds for working capital and general corporate purposes.

June 2026 Securities Purchase Agreements

On June 28, 2026, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to sell up to an aggregate principal amount of $10,000,000 in senior convertible notes, convertible into Class A Ordinary Shares. At the initial closing on June 29, 2026, we issued a senior convertible note in the principal amount of $2,000,000, maturing on June 29, 2030, with a current conversion price of $1.63 per share. The note contains negative covenants and events of default including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The note also contains standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the note, existence of a default or event of default under any of the transaction documents, the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company. The note and the Class A Ordinary Shares issuable upon conversion thereof were issued in a private placement in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder, and no registration rights were granted in connection with the offering. We intend to use the net proceeds for working capital and general corporate purposes.

June 2026 Asset Purchase Agreement

On June 28, 2026, we entered into an asset purchase agreement with PT Mitra Manunggal Sangkara, pursuant to which we agreed to acquire certain AI computing assets and related contractual rights, including (i) sixteen NVIDIA Blackwell B300 AI servers, including servers in transit and rights to receive delivery thereof, (ii) related customer service agreements, (iii) hosting and colocation agreements, and (iv) related rights and interests, subject to the terms and conditions set forth in the asset purchase agreement, for consideration consisting of (i) $1,000,000 in cash and (ii) a pre-funded warrant to purchase 6,457,863 (or 1,291,573 after giving effect to the 1-for-5 reverse share split in August 2026) Class A Ordinary Shares with an aggregate value of $10,000,000. The pre-funded warrant is exercisable at an exercise price of US$0.0003 per share, provides for cashless exercise and includes a beneficial ownership limitation of 4.99%, which the holder may increase or decrease upon 61 days’ prior written notice, provided that the limitation may not exceed 9.99%. The pre-funded warrant and the Class A Ordinary Shares issuable upon exercise thereof were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act. See “Item 4. Information on the Company—4.B. Business Overview —Acquisition of NVIDIA Blackwell B300 AI Servers” for additional information regarding this transaction.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our eighth amended and restated memorandum and articles of association (adopted by special resolution passed on August 11, 2026) and the Cayman Islands Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

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

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SGRX.” The Class B Ordinary Shares are not listed or traded on any exchange.

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

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders holding in the aggregate not less than one-third of the total voting rights of all of the issued shares of the Company entitled to vote present in person or by proxy and entitled to vote shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

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

10.C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “10.A. Share capital” above or elsewhere in this annual report.

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

Although we do not believe that we were a PFIC for the taxable year ended June 30, 2026, 2025 and 2024 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Class A Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosures about Market Risk”

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

On March 14, 2025, as approved and authorized by a majority of the shareholders of the Company at an annual meeting of shareholders held on March 14, 2025, the Company adopted a dual-class share capital structure, pursuant to which (i) all of the issued and outstanding ordinary shares were re-designated as Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association on a one for one basis, (ii) 25,000,000 then authorized but unissued ordinary shares re-designated as 25,000,000 Class B Ordinary Shares, each having twenty (20) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association on a one for one basis, and (iii) the remaining authorized but unissued ordinary shares re-designated as authorized but unissued Class A Ordinary Shares on a one for one basis. Additionally, 768,000 ordinary shares held by Mr. Jinghai Jiang as of March 14, 2025 were re-designated as 768,000 Class A Ordinary Shares and were repurchased and issued as 768,000 Class B Ordinary Shares.

14.E. Use of Proceeds

Securities Purchase Agreement dated April 16, 2026

On April 16, 2026, we issued a senior convertible note in the principal amount of $500,000, convertible into Class A Ordinary Shares at a current conversion price of $1.63 per share, pursuant to a securities purchase agreement dated April 16, 2026 with an institutional investor providing for the sale of up to $5,000,000 in aggregate principal amount of senior convertible notes. We used the net proceeds for working capital and general corporate purposes.

Securities Purchase Agreement dated June 28, 2026

On June 29, 2026, we completed the initial closing under a securities purchase agreement dated June 28, 2026 with an institutional investor providing for the sale of up to $10,000,000 in aggregate principal amount of senior convertible notes, and issued a senior convertible note in the principal amount of $2,000,000, convertible into Class A Ordinary Shares at a current conversion price of $1.63 per share. We used the net proceeds for working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2026, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective.

(b)	Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026 using the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the year ended June 30, 2026, our management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2026 and as a result of the material weakness described below, management concluded they were not effective. Management identified one material weakness arising from two related deficiencies: (i) insufficient resources with the necessary U.S. GAAP and SEC reporting expertise, and (ii) ineffective review controls over complex and non-routine transactions and related financial reporting. These deficiencies resulted in errors in the unaudited interim financial statements for the six months ended December 31, 2025 relating to the classification of redeemable Class A Ordinary Shares, the presentation of interest expense associated with convertible debentures measured under the fair value option, and the measurement of deemed dividends. The Company subsequently restated the affected interim financial statements to correct the resulting material misstatements. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future.

To remediate the identified material weakness, we took several measure to improve our internal control over financial reporting, including, among others: (1) engaging additional accounting resources with U.S. GAAP and SEC reporting experience, strengthening the review of complex and non-routine transactions, and enhancing the period-end financial reporting and disclosure review process, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process. The material weakness will not be considered remediated until the enhanced controls have operated for a sufficient period and management has concluded, through testing, that they are designed and operating effectively.

(c)Attestation report of the registered public accounting firm.

Not applicable.

(d)Changes in internal control over financial reporting.

Except for the remediation activities described above, there were no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Ms. Mei Ting Yeung qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at http://sangrix.ai/.

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

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

HTL International, LLC’s fees for the fiscal years ended June 30, 2026 and 2025 were $220,000 and $180,000, respectively.

WWC, P.C.’s fee for the fiscal years ended June 30, 2024 was $208,000.

Audit-Related Fees

There was no audit-related service fees incurred from HTL International, LLC for the fiscal year ended June 30, 2026 and 2025.

There was no audit-related service fees incurred from WWC, P.C. for the fiscal years ended June 30, 2024.

Tax Fees

There was no tax service fees incurred from HTL International, LLC for the fiscal year ended June 30, 2026 and 2025.

There was no tax service fees incurred from WWC, P.C. for the fiscal years ended June 30, 2024.

All Other Fees

There were no other services fees incurred from HTL International, LLC in fiscal year ended June 30, 2026 and 2025.

There were no other services fees incurred from WWC, P.C. in fiscal years ended June 30, 2024.

Audit Committee Pre-Approval Policies

HTL International, LLC’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by HTL International, LLC have been so approved and ratified.

WWC, P.C.’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by WWC, P.C. have been so approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2026.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(1)	Previous Independent Registered Public Accounting Firm
(i)	Effective on March 4, 2025, the Company dismissed its independent registered auditor, WWC, P.C., which action was approved and ratified by the Company’s Board of Directors on March 4, 2025.
(ii)

The report of WWC, P.C. on the consolidated of operations and comprehensive loss of the Company, and the consolidated statements of changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

ITEM 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We endeavor to comply with the Nasdaq corporate governance practices. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, 5250 (b) (3) and 5250(d). The Company also elects to be exempt from Nasdaq Listing Rule 5620(a), 5635(c) and 5635(d).

Nasdaq Stock Market Rule 5620(a) requires a company to hold an annual meeting of shareholders within one year after the end of each fiscal year. In lieu of following Rule 5620(a), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

Nasdaq Stock Market Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, with a few limited exceptions. In lieu of following Rule 5635(c), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

Nasdaq Stock Market Rule 5635(d) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such transaction.

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended June 30, 2026.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Eighth Amended and Restated Memorandum and Articles of Association
2.1	Form of Warrant pursuant to a Securities Purchase Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.3 from the Form 6-K filed with the SEC on November 24, 2021)
2.2	Form of Warrant pursuant to a Placement Agency Agreement dated November 22, 2021 (Incorporated by reference to exhibit 99.5 from the Form 6-K filed with the SEC on November 24, 2021)
2.3	Form of Warrant pursuant to a Securities Purchase Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.4 from the Form 6-K filed with the SEC on February 3, 2022)
2.4	Form of Warrant pursuant to a Placement Agency Agreement dated January 28, 2022, as amended (Incorporated by reference to exhibit 99.7 from the Form 6-K filed with the SEC on February 3, 2022)
2.5	Form of Warrant pursuant to an Underwriting Agreement dated June 3, 2022 (Incorporated by reference to exhibit 99.2 from the Form 6-K filed with the SEC on June 7, 2022)
2.6

Form of Warrant to Purchase Ordinary Shares pursuant to pursuant to a Securities Purchase Agreement dated October 21, 2022 (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on October 25, 2022)

2.7	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.2 from the Form 6-K filed with the SEC on October 25, 2022)
2.8	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on December 12, 2023)
2.9	Form of Warrant pursuant to a Securities Purchase Agreement dated December 7, 2023 (Incorporated by reference to exhibit 4.2 from the Form 6-K filed with the SEC on December 12, 2023)
2.10	Form of Senior Secured Convertible Note (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on May 31, 2024)
2.11	Form of Series A-1 Senior Secured Convertible Note (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on July 17, 2025)
2.12	Form of Series B-1 Senior Secured Convertible Note (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on July 17, 2025)
2.13	Form of Series C-1 Senior Secured Convertible Note (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 1, 2025)
2.14	Form of Warrants (Incorporated by reference to exhibit 4.1 from the Form 6-K filed with the SEC on August 12, 2025)
2.15*	Description of Securities
2.16	Form of Senior Convertible Note (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on April 16, 2026)
2.17	Form of Senior Convertible Note (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 29, 2026)
2.18	Form of Pre-Funded Warrant to Purchase Class A Ordinary Shares (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on June 29, 2026)

4.1	Employment Agreement between the Company and Jinghai Jiang, dated April 10, 2024 (Incorporated by reference to exhibit 4.1 from the Form 20-F filed with the SEC on October 31, 2025)
4.2	Director offer letter to Mr. Xiaping Cao, dated March 22, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on March 22, 2022)
4.3	Asset Purchase Agreement, dated August 15, 2022 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 23, 2022)
4.4	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on October 25, 2022)
4.5	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on October 25, 2022)
4.6	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on October 25, 2022)
4.7	Form of Guaranty (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on October 25, 2022)
4.8	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on November 22, 2023)
4.9	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on December 12, 2023)
4.10	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on December 12, 2023)
4.11	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on December 12, 2023)
4.12	Form of Guaranty (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on December 12, 2023)
4.13	Form of Equity Purchase Agreement (Incorporated by reference to exhibit 10.5 from the Form 6-K filed with the SEC on December 12, 2023)
4.14	Director Offer Letter to Siyuan Zhuang, dated March 21, 2024 (Incorporated by reference to exhibit 99.1 from the Form 6 K filed with the SEC on April 19, 2024)
4.15	Director Offer Letter to Mei Yeung, dated April 10, 2024 (Incorporated by reference to exhibit 99.2 from the Form 6 K filed with the SEC on April 19, 2024)
4.16	Form of Exchange Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on May 31, 2024)
4.17	Form of Security and Pledge Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on May 31, 2024)
4.18	Form of Guaranty (Incorporated by reference to exhibit 10.3 from the Form 6-K filed with the SEC on May 31, 2024)
4.19	Form of Sales Representative Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 12, 2024)
4.20	Securities Purchase Agreement, dated July 13, 2025 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on July 17, 2025)
4.21	Form of Registration Rights Agreement (Incorporated by reference to exhibit 10.4 from the Form 6-K filed with the SEC on July 17, 2025)
4.22	Form of Security Agreement (Incorporated by reference to exhibit 10.5 from the Form 6-K filed with the SEC on July 17, 2025)

4.23	Form of Subsidiary Guaranty (Incorporated by reference to exhibit 10.6 from the Form 6-K filed with the SEC on July 17, 2025)
4.24	Form of Equity Purchase Facility Agreement, dated July 13, 2025 (Incorporated by reference to exhibit 10.7 from the Form 6-K filed with the SEC on July 17, 2025)
4.25	Form of Registration Rights Agreement, dated July 13, 2025 (Incorporated by reference to exhibit 10.8 from the Form 6-K filed with the SEC on July 17, 2025)
4.26	Form of Securities Purchase Agreement (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on August 12, 2025)
4.27	Waiver Agreement (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on August 12, 2025)
4.28	Securities Purchase Agreement, dated April 16, 2026 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on April 16, 2026)
4.29	Securities Purchase Agreement, dated June 28, 2026 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 29, 2026)
4.30

Asset Purchase Agreement, dated June 28, 2026, by and between the Company and PT Mitra Manunggal Sangkara (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 29, 2026)

4.31

Debt Settlement and Mutual Release Agreement, dated June 11, 2026, by and between the Company and Mr. Jinghai Jiang (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on June 11, 2026)

4.32	Director Offer Letter to Ms. Mei Ting Yeung, dated July 10, 2026 (Incorporated by reference to exhibit 10.1 from the Form 6-K filed with the SEC on July 14, 2026)
4.33	Director Offer Letter to Mr. Wei Li, dated July 10, 2026 (Incorporated by reference to exhibit 10.2 from the Form 6-K filed with the SEC on July 14, 2026)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference from the Form F-1/A filed with the SEC on September 17, 2018)
12.1*	Certification of Chief Principal Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Principal Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Principal Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Principal Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of HTL International, LLC
15.2*	Consent of WWC, P.C.
97.1	Executive Compensation Recovery Policy of the Registrant (Incorporated by reference to exhibit 97.1 from the Form 20-F filed with the SEC on December 26, 2024)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANGRIX INC.

By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer and Chairman of the Board

Date: September 18, 2026

SANGRIX INC.

SANGRIX INC.

(FORMERLY KNOWN AS BIT ORIGIN LTD)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SANGRIX INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SANGRIX INC. (formerly known as Bit Origin Ltd) and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we do not provide a separate opinion on this matter or on the accounts or disclosures to which they relate.

Accounting for the PTMMS Financing Arrangement

As described in Notes 5 and 11 to the consolidated financial statements, on June 28, 2026, the Company entered into an integrated transaction with PT Mitra Manunggal Sangkara (“PTMMS”) that included an Asset Purchase Agreement for AI servers, pre-funded warrants issued as consideration, and a five-year non-cancellable Management Agreement. The agreements were accounted for together as a failed sale-leaseback and financing arrangement. The Company recognized a financial asset of $11,525,929 comprising the $1,000,000 cash consideration and the $10,525,929 issuance-date fair value of the pre-funded warrants.

The principal considerations for our determination that the accounting for the PTMMS transaction is a critical audit matter were the auditor judgment and effort required to evaluate the concurrently executed, cross-conditioned agreements as an integrated arrangement and to determine whether the leaseback and PTMMS’s operational rights precluded the Company from obtaining control of the servers for accounting purposes, despite the transfer of legal title. The initial measurement of the financial asset, including the noncash consideration represented by the pre-funded warrants, also required significant audit effort.

Our audit procedures related to accounting for the PTMMS financing arrangement included the following:

●	We obtained and read the Asset Purchase Agreement, Bill of Sale, Management Agreement, and pre-funded warrant documentation, and evaluated the significant terms and interrelationships of the concurrently executed agreements, including PTMMS’s operational rights and the contractual settlement mechanics.
●	We evaluated management’s accounting analysis of the integrated arrangement, including whether the Company obtained control of the servers for accounting purposes, whether the transfer qualified as a sale under ASC 842, and whether the arrangement should instead be accounted for as a financing.
●	We tested the consideration transferred and the initial measurement of the financial asset, including the cash consideration, the issuance and classification of the pre-funded warrants, and the issuance-date fair value of the pre-funded warrants, and agreed the underlying information to supporting records.
●	We evaluated the contractual net cash flows and tested the effective-yield calculation prepared at initial recognition, including the mathematical accuracy of the calculation and the reasonableness of significant estimated inputs.
●	We assessed the adequacy of the related disclosures in the consolidated financial statements.

Fair Value Measurement of Convertible Debentures

As described in Notes 9 and 10 to the consolidated financial statements, during the year ended June 30, 2026, the Company issued five convertible debentures and elected the fair value option under ASC 825. The convertible debentures were measured in their entirety at fair value using a binomial model and classified within Level 3 of the fair value hierarchy. As of June 30, 2026, the outstanding principal amount was $14,513,506 and the aggregate carrying amount, including accrued and unpaid contractual interest, was $10,624,818.

The principal considerations for our determination that the fair value measurement of the convertible debentures is a critical audit matter were the complexity of the instruments and the auditor judgment and effort required to evaluate the binomial valuation methodology and significant assumptions used in the Level 3 measurements, including expected volatility and assumptions related to the Company’s credit risk. The audit also required professionals with specialized valuation knowledge to assist in evaluating the methodology and assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following:

●	We obtained and read the executed securities purchase agreements, convertible debentures, and conversion documentation, and evaluated the significant contractual terms and management’s accounting under the fair value option.
●	We tested the conversion activity and evaluated management’s accounting for partial conversions, including the fair value remeasurement immediately before conversion, derecognition of the converted portion, the shares issued upon conversion, and the related reclassification from accumulated other comprehensive income to earnings.
●	Our valuation specialists assisted us in evaluating the binomial valuation methodology and significant assumptions, including expected volatility and credit risk and credit-adjusted discount rates, by comparing the methodology and assumptions with relevant market data and independently developed ranges.
●	We tested the source data and mathematical accuracy of the valuation calculations and reconciled the components of the whole-FVO liability rollforward and the ending carrying amount to the Company’s accounting records and supporting documentation.
●	We assessed the adequacy of the related disclosures included in Notes 9 and 10 to the consolidated financial statements.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2025.

Houston, Texas

September 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
SANGRIX INC. (formerly known as Bit Origin Ltd)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss of SANGRIX INC. and its subsidiaries (the “Company”), and the consolidated statements of changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

PCAOB ID:1171

We have served as the Company’s auditor from May 8, 2021 through March 4, 2025

San Mateo, California

December 26, 2024

SANGRIX INC. (FORMERLY KNOWN AS BIT ORIGIN LTD) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars, except for share and per share data)

	As of	As of
	June 30,	June 30,
	2026	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,569,453	$55,639
Crypto assets	5,078,444	—
Other receivables, net	543,981	1,035,865
Prepayments, net	351,769	554,995
Loans receivable, net	2,624,401	1,889,941
Total current assets	10,168,048	3,536,440

NONCURRENT ASSETS
Loans receivable, net	10,791,469	—
Deposit for long-term investment	200,000	—
Total noncurrent assets	10,991,469	—

Total assets	$21,159,517	$3,536,440

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	$1,457,088	$372,083
Total current liabilities	1,457,088	372,083

NONCURRENT LIABILITIES
Convertible debentures	10,624,818	—
Total noncurrent liabilities	10,624,818	—

Total liabilities	12,081,906	372,083

COMMITMENTS AND CONTINGENCIES (Note 13)

MEZZANINE EQUITY
Class A Ordinary Shares subject to potential redemption, 66,668 and nil shares issued and outstanding as of June 30, 2026 and 2025, respectively*	4,201,307	—

SHAREHOLDERS’ EQUITY
Class A Ordinary Share (par value $0.0003 per share, 190,000,000,000 shares authorized; 733,246 and 194,036 shares issued and outstanding as of June 30, 2026 and 2025)*	219	58
Class B Ordinary Share (par value $0.0003 per share, 10,000,000,000 shares authorized; 13,796 and 2,560 shares issued and outstanding as of June 30, 2026 and 2025)*	5	1
Additional paid-in capital	117,330,148	92,165,483
Accumulated deficit	(112,190,583)	(88,265,410)
Other comprehensive income	480,001	—
Total SANGRIX INC. shareholders’ equity	5,619,790	3,900,132

NONCONTROLLING INTERESTS	(743,486)	(735,775)

Total shareholders’ equity	4,876,304	3,164,357

Total liabilities, mezzanine equity and shareholders’ equity	$21,159,517	$3,536,440

* Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026 and the 1-for-5 reverse share split effected on August 21, 2026

The accompanying notes are an integral part of these consolidated financial statements.

SANGRIX INC. (FORMERLY KNOWN AS BIT ORIGIN LTD) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars, except for share and per share data)

	For the Year Ended June 30,
	2026	2025	2024
REVENUES
Crypto asset mining revenue	$—	$—	$2,888,482
Crypto asset miner sales net revenue	—	39,495	—
Total revenues	—	39,495	2,888,482

COST OF REVENUES
Cost of crypto asset mining revenue	—	—	3,833,684
Total cost of revenues	—	—	3,833,684

GROSS PROFIT / (LOSS)	—	39,495	(945,202)

OPERATING EXPENSES:
General and administrative	2,754,038	3,082,820	3,816,307
Provision for / (recovery of) credit losses	603,839	(51,632)	1,131,988
Change in fair value of crypto assets	10,921,556	—	—
Impairment loss of crypto assets	—	—	7,102
Impairment loss of miners	—	—	6,472,266
Impairment loss of long-term investment	—	—	2,389,698
Share based compensation expense	—	—	73,230
Total operating expenses	14,279,433	3,031,188	13,890,591

LOSS FROM OPERATIONS	(14,279,433)	(2,991,693)	(14,835,793)

OTHER INCOME / (EXPENSE):
Realized gain on sale/exchange of crypto assets	—	247,563	94,149
Interest income	210,000	210,000	97,917
Interest expense	—	(665,194)	(595,685)
Other financing expenses	(1,126,036)	(1,170,582)	(1,116,865)
Loss on warrants settlement	—	—	(1,928,681)
Change in fair value of convertible debentures	902,104	—	—
Total other expenses, net	(13,932)	(1,378,213)	(3,449,165)

LOSS BEFORE INCOME TAXES	(14,293,365)	(4,369,906)	(18,284,958)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS	(14,293,365)	(4,369,906)	(18,284,958)

LESS: Net (loss) / income attributable to noncontrolling interests	(7,711)	17,286	(753,311)
Deemed dividend attributable to down round feature of warrants	9,639,519	2,146,795	—

NET LOSS ATTRIBUTABLE TO SANGRIX INC.	(23,925,173)	(6,533,987)	(17,531,647)

NET LOSS	(14,293,365)	(4,369,906)	(18,284,958)

OTHER COMPREHENSIVE INCOME / (LOSS):
Effects of credit risk change from liabilities measured at fair value	332,960	—	—
Reclassification of change in instrument-specific credit risk	147,041	—	—

LESS: Total comprehensive (loss) / income attributable to noncontrolling interests	(7,711)	17,286	(753,311)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO SANGRIX INC.	$(13,805,653)	$(4,387,192)	$(17,531,647)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	339,699	77,016	17,472

LOSS PER SHARE - BASIC AND DILUTED*	$(70.43)	$(84.84)	$(1,003.41)

*Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026 and the 1-for-5 reverse share split effected on August 21, 2026

The accompanying notes are an integral part of these consolidated financial statements.

SANGRIX INC. (FORMERLY KNOWN AS BIT ORIGIN LTD) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in U.S. Dollars, except for share and per share data)

							Additional		Other
	Ordinary shares		Class A Ordinary Shares		Class B Ordinary Shares		paid-in	Accumulated	comprehensive	Noncontrolling
	Share	Amount	Share	Amount	Share	Amount	capital	deficit	income	interests	Total
BALANCE, June 30, 2023*	11,270	$3	—	$—	—	$—	$74,460,844	$(64,199,776)	$—	$—	$10,261,071
Sales of ordinary shares	9,376	3	—	—	—	—	3,994,219	—	—	—	3,994,222
Issuance of ordinary shares for compensation	114	—	—	—	—	—	73,230	—	—	—	73,230
Conversion of convertible debenture into ordinary shares	2,267	1	—	—	—	—	1,224,325	—	—	—	1,224,326
Warrants issued with convertible debenture	—	—	—	—	—	—	2,560,858	—	—	—	2,560,858
Exercise of warrants	2,833	1	—	—	—	—	1,151,902	—	—	—	1,151,903
Exchange of warrants for convertible debenture	—	—	—	—	—	—	(71,319)	—	—	—	(71,319)
Noncontrolling interests acquired	—	—	—	—	—	—	—	—	—	250	250
Net loss	—	—	—	—	—	—	—	(17,531,647)	—	(753,311)	(18,284,958)
BALANCE, June 30, 2024*	25,860	8	—	—	—	—	83,394,059	(81,731,423)	—	(753,061)	909,583
Re-designation of authorized ordinary shares	(25,860)	(8)	23,300	7	2,560	1	—	—	—	—	—
Exercise of warrants	—	—	28,742	8	—	—	(8)	—	—	—	—
Conversion of convertible debentures into ordinary shares	—	—	141,994	43	—	—	6,624,637	—	—	—	6,624,680
Deemed dividend attributable to down round feature of warrants	—	—	—	—	—	—	2,146,795	(2,146,795)	—	—	—
Net (loss) income	—	—	—	—	—	—	—	(4,387,192)	—	17,286	(4,369,906)
BALANCE, June 30, 2025*	—	—	194,036	58	2,560	1	92,165,483	(88,265,410)	—	(735,775)	3,164,357
Exercise of warrants	—	—	34,665	10	—	—	(10)	—	—	—	—
Conversion of convertible debentures into Class A Ordinary Shares	—	—	504,534	151	—	—	4,899,231	—	—	—	4,899,382
Issuance of Class A Ordinary Shares for debt settlement	—	—	—	—	11,236	4	99,996	—	—	—	100,000
Additional Class A Ordinary Shares issued in lieu of fractional share entitlements arising from the reverse share split	—	—	11	—	—	—	—	—	—	—	—
Deemed dividend attributable to down round feature of warrants	—	—	—	—	—	—	9,639,519	(9,639,519)	—	—	—
Issuance of pre-funded warrants for asset purchase	—	—	—	—	—	—	10,525,929	—	—	—	10,525,929
Effects of credit risk change from liabilities measured at fair value	—	—	—	—	—	—	—	—	332,960	—	332,960
Reclassification of change in instrument-specific credit risk	—	—	—	—	—	—	—	—	147,041	—	147,041
Net loss	—	—	—	—	—	—	—	(14,285,654)	—	(7,711)	(14,293,365)
BALANCE, June 30, 2026*	—	$—	733,246	$219	13,796	$5	$117,330,148	$(112,190,583)	$480,001	$(743,486)	$4,876,304

* Giving retroactive effect to the 1-for-60 reverse share split effected on January 20, 2026 and the 1-for-5 reverse share split effected on August 21, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

SANGRIX INC. (FORMERLY KNOWN AS BIT ORIGIN LTD) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars, except for share and per share data)

	For the Year ended June 30,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,293,365)	$(4,369,906)	$(18,284,958)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	—	900,938
Provision for (recovery of) credit losses	603,839	(51,632)	1,131,988
Realized gain on sale/exchange of crypto assets	—	(247,563)	(94,149)
Change in fair value of crypto assets	10,921,556	—	—
Impairment loss of crypto assets	—	—	7,102
Impairment loss of prepayments	513,254	—	—
Impairment loss of long-lived assets	—	—	6,472,266
Impairment loss of long-term investment	—	—	2,389,698
Share compensation expense	—	—	73,230
Issuance costs and amortization of discounts on convertible debentures	1,084,185	1,167,996	1,125,067
Change in fair value of convertible debentures	(902,104)	—	—
Interest paid on convertible debentures recorded at fair value	(613,505)	—	—
Interest expense of convertible debenture	—	681,862	587,170
Interest expense of third party loans	—	—	8,515
Loss on warrants settlement	—	—	1,928,681
Changes in operating assets and liabilities
Crypto assets	—	426,250	(2,676,138)
Other receivables	(111,954)	655,593	(2,982,107)
Prepayments	(310,028)	(533,662)	205,264
Security deposits	—	—	660,552
Accounts payable	—	—	(667,912)
Other payables and accrued liabilities	185,004	(19,545)	1,285,559
Net cash used in operating activities	(2,923,118)	(2,290,607)	(7,929,234)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of crypto assets	—	—	4,668,828
Advance for a long-term investment	(200,000)	—	—
Loan to a third party	—	—	(3,645,822)
Repayments from loans to third parties	—	1,545,888	—
Proceeds from investment of subsidiaries’ noncontrolling interests	—	—	250
Net cash (used in) provided by investing activities	(200,000)	1,545,888	1,023,256

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through private offerings	—	—	3,994,222
Purchase of crypto assets to pay offering expenses	(645,600)	—	—
Repayments to third party loans	—	—	(819,000)
Payments of convertible debenture interest expense	—	(608,712)	(587,170)
Payments of third party loans interest expense	—	—	(8,515)
Proceeds from convertible debentures, net of issuance costs	6,435,625	—	6,127,334
Repayments of convertible debenture	—	—	(1,560,000)
Proceeds from exercise of warrants	—	—	1,151,903
Payment of equity issuance costs	(1,153,093)	—	—
Net cash provided by (used in) financing activities	4,636,932	(608,712)	8,298,774

CHANGES IN CASH AND CASH EQUIVALENTS	1,513,814	(1,353,431)	1,392,796

CASH AND CASH EQUIVALENTS, beginning of year	55,639	1,409,070	16,274

CASH AND CASH EQUIVALENTS, end of year	$1,569,453	$55,639	$1,409,070

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$—
Cash paid for interest	$613,505	$608,712	$270,170

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Conversion of convertible debenture into Class A Ordinary Shares	$4,899,382	$6,332,007	$—
Conversion of convertible debenture interest payable into Class A Ordinary Shares	$126,415	$292,673	$—
Exchange of warrants for convertible debenture	$—	$—	$2,000,000
Exchange of pre-funded warrants for loans receivable	$10,000,000	$—	$—
Issuance of convertible debenture in exchange for crypto assets	$5,100,618	$—	$—
Issuance of Class A Ordinary Shares with redemption rights in exchange for crypto assets	$6,000,000	$—	$—
Deemed dividend attributable to down round feature of warrants	$9,639,519	$2,146,795	$—

The accompanying notes are an integral part of these consolidated financial statements.

SANGRIX INC. (FORMERLY KNOWN AS BIT ORIGIN LTD) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Organization

SANGRIX INC. (formerly known as Bit Origin Ltd., “SANGRIX” or the “Company”) is a company incorporated on January 23, 2018 under the laws of the Cayman Islands. SANGRIX holds all of the outstanding share capital of the following entities: SonicHash Inc, (“SonicHash Canada”), SonicHash LLC (“SonicHash US”) and Bit Origin Pte. Ltd. (“Bit Origin SG”), and holds 55% of the outstanding share capital of Sonic Auspice DC LLC (“Sonic Auspice”).

Subsequent to June 30, 2026, the Company’s shareholders approved the change of the Company’s name from “BIT ORIGIN LTD” to “SANGRIX INC.” at an extraordinary general meeting held on August 11, 2026.

On December 14, 2021, the Company formed SonicHash Canada, a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Singapore, a company incorporated under the laws of Singapore, which was struck off on September 4, 2024. On December 17, 2021, the Company formed SonicHash US under the laws of the State of Delaware. Sonic Auspice was formed by a third party under the laws of the State of Delaware on November 30, 2023. The Company purchased 55% of total interests of Sonic Auspice from the third party at a purchase price of $750 on December 7, 2023. On June 26, 2025, the Company formed Bit Origin SG, a company incorporated under the laws of Singapore.

Business overview

The Company and its subsidiaries (collectively, the “Group”) historically engaged in Bitcoin mining and related digital-asset activities and have subsequently shifted their strategic focus toward digital-asset treasury management and AI computing infrastructure. The Group commenced Bitcoin mining business in May 2022 and temporarily suspended the operations in the United States (“U.S.”) in December 2023. Beginning in June 2024, the Group began facilitating the purchase and sale of mining computers under a sales representative arrangement. In July 2025, the Group introduced a dedicated Dogecoin treasury program to advance its strategic development. The Group did not generate operating revenue during the year ended June 30, 2026.

During the year ended June 30, 2026, the Group began evaluating opportunities in AI computing and digital infrastructure. On June 28, 2026, the Company entered into an integrated arrangement related to AI servers and a related five-year management agreement. The arrangement is accounted for as a financing arrangement in accordance with the applicable accounting guidance. As of June 30, 2026, the related operating activities had not commenced. Subsequent to year end, the Company changed its corporate name to SANGRIX INC. to reflect its evolving strategic focus on AI computing infrastructure and related digital infrastructure services.

Consolidation scope

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities as of June 30, 2026:

Name	Background	Ownership
SonicHash Canada	· A Canada company. · It was established to explore potential mining site operation opportunities but has not commenced any business operations as of the date of this report	100% owned by SANGRIX
SonicHash US	· A U.S. company of the State of Delaware
	. It operates the Bitcoin mining business	100% owned by SANGRIX
Sonic Auspice	· A U.S. company of the State of Delaware

.       It was established to explore potential mining site operation opportunities but has not commenced any business operations but has undertaken limited financing and investment activities to third parties as of the date of this report

55% owned by SANGRIX
Bit Origin SG	· A Singapore company
	· It was established to engage in venture capital investment activities in the crypto asset industry but has not commenced any business operations as of the date of this report	100% owned by SANGRIX

Liquidity and going concern

In assessing the Group’s liquidity, management monitors and analyzes the cash on-hand, contractual obligations and the expected operating expenditures for the period of twelve-month after the date of these consolidated financial statements are issued.

For the years ended June 30, 2026, 2025 and 2024, the Group incurred net losses of $14,293,365, $4,369,906 and $18,284,958, respectively, with net cash used in operating activities of $2,923,118, $2,290,607 and $7,929,234, respectively. As of June 30, 2026, accumulated deficit amounted to $112,190,583. Although the Group had positive working capital of $8.7 million as of June 30, 2026, a significant portion of the current assets comprises crypto assets and loans receivable, which are not equivalent to cash available to fund operating expenditures or repay contractual obligations as they become due.

Based on the Group’s recent operating cash requirements and limited cash on hand on June 30, 2026, existing cash resources alone would not be sufficient to fund the Group’s expected obligations and operating expenditures for the twelve-month assessment period. Accordingly, the Group’s recurring losses, continued operating cash outflows and limited readily available cash resources initially raised substantial doubt about its ability to continue as a going concern.

Management evaluated the following plans and sources of liquidity in determining whether such substantial doubt was alleviated.

●	Equity purchase facility agreement (“EPFA”). On July 13, 2025, the Company entered into an equity purchase facility agreement under which the investor committed to purchase up to $400.0 million of newly issued Class A Ordinary Shares through August 2028, subject to the terms, conditions, pricing limitations and other requirements of the agreement. As of June 30, 2026, $400.0 million remained available, providing the Company with a potential source of additional equity financing during the assessment period.
●	Convertible-note financing arrangements. The Company entered into securities purchase agreements providing for aggregate potential note issuances of up to $115.0 million. Through June 30, 2026, notes with aggregate original principal of approximately $18.8 million had been issued. Subject to satisfaction of the applicable conditions under the respective agreements, approximately $96.2 million of additional contractual capacity remained available as of June 30, 2026. Management expects to utilize these arrangements to the extent necessary to fund working capital and other liquidity requirements.
●	Financing arrangement. Under the five-year management agreement entered into on June 28, 2026 with PT Mitra Manunggal Sangkara (“PTMMS”), PTMMS is required to make monthly settlements to the Company once the underlying GPU servers become available for operation. The contractual gross monthly amount is $368,640, subject to deduction of owner expenses and other amounts under the agreement. Based on management’s current estimates, the arrangement is expected to generate average net cash receipts of approximately $265,000 per month beginning after deployment of the servers.
●	Crypto assets and subsequent liquidity actions. The Group also holds liquid crypto assets that may be converted into cash subject to prevailing market conditions, custody arrangements and applicable collateral arrangement and any required consents. Subsequent to June 30, 2026, the Company disposed of 3,000,000 Dogecoin holdings and received approximately $267,665 of cash proceeds, which management has made available for working capital and other liquidity needs. This subsequent conversion provides additional evidence of the Group’s ability to monetize its crypto assets when required.

Management evaluated the Group’s expected liquidity needs over the twelve-month period following the issuance of these consolidated financial statements, taking into account its cash on hand, expected operating expenditures, contractual obligations and available sources of liquidity. While the Group had $1,569,453 of cash balance on June 30, 2026 and continued to settle obligations and incur operating cash outflows, management expects the Group’s liquidity needs during the assessment period to be supported by additional funding available under the equity purchase facility and convertible-note arrangements, together with expected cash receipts under the financing arrangement and other available liquidity sources.

Based on management’s evaluation of the contractual terms of these arrangements, the Group’s prior ability to raise capital under such arrangements, subsequent financing and liquidity activity, and its expected liquidity requirements during the assessment period, management concluded that its plans are probable of being effectively implemented and, when implemented, are probable of providing sufficient liquidity for the Group to meet its obligations as they become due for at least one year after the date these consolidated financial statements are issued. Accordingly, management concluded that the substantial doubt about the Group’s ability to continue as a going concern has been alleviated.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. The Group bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates are used when accounting for items and matters including allowances for credit losses and doubtful accounts, determination of fair value of financial instruments, and realization of deferred tax assets and uncertain tax position. Significant judgment is also involved in the calculation of deemed dividends and the determination of the fair value of financial instruments, particularly the Group’s convertible debentures measured under the fair value option, which requires the use of valuation models and significant assumptions, including expected volatility, credit risk, discount rates, and other unobservable inputs. These assumptions are inherently subjective and may result in significant variability in the reported fair value.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in transit and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Crypto assets

The Group adopted Accounting Standards Update (“ASU”) 2023-08 on July 1, 2025 using the cumulative-effect transition method. The Group did not hold crypto assets within the scope of the guidance as of July 1, 2025, adoption did not result in a cumulative-effect adjustment to opening retained earnings. The Group measures crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. To qualify for Accounting Standards Codification (“ASC”) 350-60, an asset must meet the criteria outlined in ASC 350-60-15-1.

1.	Meet the definition of intangible assets as defined in the FASB Accounting Standards Codification.
2.	Do not provide the asset holder with enforceable rights to, or claims on, underlying goods, services, or other assets
3.	Are created or reside on a distributed ledger based on blockchain or similar technology
4.	Are secured through cryptography
5.	Are fungible
6.	Are not created or issued by the reporting entity or its related parties

Additionally, ASC 350-60 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and present changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period.

Digital assets within the scope of ASC 350-60

The Group’s holdings of Dogecoin meet the scope criteria in ASC 350-60 to be accounted for as crypto assets (fungible intangible assets that reside on a distributed ledger, are secured through cryptography, convey no enforceable rights to underlying goods or services, and were not issued by the Group or a related party). They are initially recognized at fair value on the date of acquisition and subsequently remeasured at fair value at each reporting period, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss. Fair value is determined using the closing price from the principal market for Dogecoin, which the Group has identified, in accordance with ASC 820, as the active market it has access to and normally uses to transact in Dogecoin. Because this is a quoted price in an active market for an identical asset, the Group’s Dogecoin is classified within Level 1 of the ASC 820 fair value hierarchy. The Group’s Dogecoin are held in custody by BitGo Trust Company, Inc. (“BitGo”), a regulated institutional digital asset custodian. Certain Dogecoin is pledged as collateral under contractual collateral arrangements. Such collateral arrangements do not affect the fair value measurement of the Dogecoin under ASC 820. The fair value of any pledged Dogecoin and the nature and remaining term of such collateral arrangement are disclosed in Note 3. For dispositions, the Group accounts for realized gains or losses using the first-in-first-out (“FIFO”) method. The classification of crypto assets as current or non-current is determined under ASC 210 based on whether the assets are reasonably expected to be realized in cash, sold or otherwise realized during the normal operating cycle or within twelve months after the reporting date. In making this assessment, the Group considers all relevant facts and circumstances, including any collateral arrangements and related contractual release provisions applicable to pledged crypto assets.

Stablecoins

The Group may hold stablecoins, including Tether USD (“USDT”), in connection with certain financing transactions. Stablecoins are evaluated individually to determine whether they meet the scope criteria of ASC 350-60. Based on the contractual rights associated with USDT, the Group determined that its USDT holdings are outside the scope of ASC 350-60 because the instrument provides rights or claims that are inconsistent with the scope criterion in ASC 350-60-15-1(b). Accordingly, USDT is accounted for under other applicable U.S. GAAP based on the contractual rights and economic characteristics of the instrument. During the year ended June 30, 2026, USDT was acquired and used in connection with financing transactions, and the Group had no USDT balance outstanding as of June 30, 2026.

Other receivables

Other receivables include advances to third parties or employees, interest receivable and receivable due from buyer of convertible debentures. Management regularly reviews the adequacy of the allowance for credit losses on an ongoing basis and considers factors such as the aging of receivables and changes in payment trends, creditworthiness, current economic trends as well as other supportable forward-looking factors. Accounts considered uncollectible are written off against allowances after exhaustive efforts at collection are made. During the years ended June 30, 2026, 2025 and 2024, $603,839, $13,875 and $389,528 provisions for credit losses were recognized, respectively. During the years ended June 30, 2026, 2025 and 2024, $728,549, $2,582,761 and nil allowance for credit losses was written off, respectively.

Loans receivable

Loans receivable are recognized initially at fair value, typically the principal amount advanced, plus directly attributable transaction costs, with any financing element discounted to present value and accreted as interest income over the loan term. Subsequently, they are measured at amortized cost using the effective interest method, which allocates each contractual net settlement received between principal recovery and interest income based on the effective yield applied to the gross carrying amount. A loss allowance is recognized for expected credit losses, with changes in the allowance recognized in profit or loss; loans or portions thereof are written off against the allowance when no realistic recovery prospect exists. For presentation purposes, loan receivables are classified as current where principal and interest are contractually due within twelve months from the reporting date, and as non-current for amounts due beyond twelve months.

Expected credit losses are estimated on a regular basis based on an assessment of historical collection experience, adjusted for loan balance aging, credit quality and specific risk characteristics of the borrowers and prevailing economic conditions. The Group continues to evaluate the reasonableness of the allowance policy and update it as necessary. During the years ended June 30, 2026, 2025 and 2024, nil, $65,507 and nil allowance for credit losses were recovered, respectively. During the years ended June 30, 2026, 2025 and 2024, nil, nil and $275,500 provisions for credit losses were recognized, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s current estimate of expected credit losses over the contractual life of the financial assets, based on historical experience, current conditions, and reasonable and supportable forecast. The Group adopted Accounting Standard Codification (“ASC”) 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Group has exposure to credit losses for financial assets, which are other receivables and loans receivable. The Group considered various factors, including nature, historical collection experience, the age of the receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Group has adopted a loss-rate method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Group to make reasonable estimate of the loss rate.

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

Prepayments

Prepayments primarily represent amounts advanced to suppliers for equipment and cash advanced to service providers for future services. The Group evaluates the recoverability of prepayments at each reporting date based on the contractual terms, expected delivery, market conditions affecting the underlying goods and other relevant facts and circumstances. When the carrying amount of a prepayment is determined to exceed the amount expected to be recovered through delivery, sale or refund, an impairment loss is recognized in earnings. During the years ended June 30, 2026, 2025 and 2024, $513,254, nil and $117,000 impairment loss of prepayments were recognized, respectively.

Long-term investment

The Group’s long-term investment represented an equity investment without a readily determinable fair value and was accounted for using the measurement alternative under ASC Topic 321, Investments — Equity Securities. Under this approach, the investment was carried at cost, less any impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments, if any. As of June 30, 2026, the Group had advanced consideration toward this investment but had not yet legally obtained the equity interest; accordingly, the amount is presented as an advance toward the investment and will be reclassified and measured as described above upon completion of the transaction.

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

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended June 30, 2026, 2025 and 2024, nil, nil and $6,472,266 impairment of long-lived assets was recognized, respectively.

Mezzanine equity

Ordinary shares that are redeemable at the holder’s option, or upon the occurrence of an event not solely within the Company’s control, are classified outside permanent shareholders’ equity as mezzanine equity in accordance with ASC 480-10-S99-3A. Such shares are initially measured at their issuance-date fair value, which generally equals the proceeds allocated to the shares in an arm’s-length transaction, net of incremental and directly attributable issuance costs.

At each reporting date, the Company assesses whether the shares are currently redeemable or whether it is probable that they will become redeemable. If the shares are currently redeemable, they are measured at their current redemption value, subject to a floor equal to the initial carrying amount. If the shares are not currently redeemable but it is probable that they will become redeemable, the Company has elected to recognize changes in redemption value as they occur and adjust the carrying amount to the current redemption value at each reporting date, rather than accreting to the redemption value over the period to the earliest redemption date. This policy is applied consistently to similar redeemable equity instruments.

Any adjustment to the carrying amount is recognized as an adjustment to retained earnings, or additional paid-in capital in the absence of retained earnings, and is reflected in income available to ordinary shareholders for purposes of earnings per share. The carrying amount of the redeemable shares is not reduced below the amount initially recorded in mezzanine equity.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

ASC 820-10-20 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The accounting standards establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable inputs that are significant to the fair value measurement.

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2026 and 2025:

				Total
				June 30,	June 30,
	Level 1	Level 2	Level 3	2026	2025
Assets
Crypto assets	$5,078,444	$—	$—	$5,078,444	$—

Liabilities
Convertible debentures	$—	$—	$(10,624,818)	$(10,624,818)	$—

For financial instruments that are not measured at fair value on a recurring basis, the carrying amounts of cash and cash equivalents, other receivables, and other payables and accrued liabilities approximate their fair values due to their short-term maturities. The Group noted no transfers between levels of the fair value hierarchy during any of the periods presented.

Convertible debentures not measured under the fair value option

For convertible debentures issued in periods prior to July 1, 2025 for which the fair value option was not elected, the Group evaluated embedded conversion and other features under ASC 815 to determine whether such features required bifurcation and separate accounting as derivative liabilities. The host debt instrument was accounted for under the applicable debt guidance, including the recognition and amortization of debt discounts, premiums and issuance costs using the effective interest method, as applicable. Derivative liabilities, when separately recognized, were measured at fair value with changes in fair value recognized in earnings.

Upon conversion pursuant to the original contractual terms, the carrying amount of the debt and related components was reclassified to shareholders’ equity in accordance with the applicable conversion guidance. The convertible debentures accounted for under this historical model were fully settled as of June 30, 2025, and no such instruments remained outstanding since then.

Convertible debentures measured under the fair value option

Beginning with convertible debentures issued from July 1, 2025, the Group elected the fair value option (“FVO”) under ASC 825, where eligible, at the applicable election date. Under the FVO, each convertible debenture is accounted for as a single hybrid financial liability measured in its entirety at fair value rather than separately accounting for embedded conversion and other derivative features. Under the FVO, each convertible debenture is accounted for as a single hybrid financial liability measured in its entirety at fair value, rather than separately accounting for embedded features that would otherwise require evaluation under ASC 815.

The convertible debentures are initially and subsequently measured at fair value. Changes in fair value are recognized in earnings, except for the portion attributable to changes in instrument-specific credit risk, which is recognized separately in other comprehensive income in accordance with ASC 825. Upon derecognition of a financial liability for which the FVO has been elected, the cumulative amount previously recognized in accumulated other comprehensive income attributable to instrument-specific credit risk is reclassified to earnings.

Upfront costs and fees incurred in connection with convertible debentures for which the FVO has been elected are recognized in earnings as incurred and are not deferred or included in the initial fair value measurement.

Fair value is determined using valuation techniques that incorporate the contractual terms of the instruments and relevant observable and unobservable inputs, including the Group’s ordinary share price, expected volatility, discount rates, risk-free interest rates, remaining contractual terms, conversion features and instrument-specific credit risk, as applicable. The fair value measurement includes contractual interest incurred but unpaid as of the reporting date. The Group does not present contractual interest expense separately for the convertible debentures; the economic effect of contractual interest is included within the change in fair value of convertible debentures recognized in earnings.

At initial recognition, any difference between the transaction price and the fair value of a debenture is recognized in earnings when the transaction price is determined not to represent fair value in accordance with ASC 820.

Upon a conversion pursuant to the original contractual terms, the portion of the convertible debenture being converted is remeasured to fair value immediately before conversion. The resulting fair value change is recognized in earnings and other comprehensive income, as applicable, and the fair value carrying amount of the converted obligation is subsequently derecognized and recognized in shareholders’ equity.

Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (“ASC 815-40”).

The assessment considers whether the warrants are freestanding financial instruments, whether they meet the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815-40. This includes determining whether the warrants are indexed to the Group’s own ordinary shares and whether the warrant holders could potentially require net cash settlement in a circumstance outside of the Group’s control. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and is reassessed when changes in contractual terms or other relevant facts and circumstances could affect the classification of the warrants

Warrants that meet all of the criteria for equity classification are recorded as a component of equity based on the amount attributable to the warrants under the applicable accounting for the transaction in which they are issued and are not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities, measured at fair value at issuance and subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

Pre-funded warrants

The Group may also issue pre-funded warrants with a nominal exercise price that are exercisable for Class A Ordinary Shares. Such pre-funded warrants are evaluated under the same guidance in ASC 480 and ASC 815-40. When the pre-funded warrants qualify for equity classification, they are recorded in shareholders’ equity and are not subsequently remeasured. The fair value of pre-funded warrants is determined at issuance using valuation techniques appropriate to the specific terms and economic characteristics of the instrument, with maximum use of relevant observable market inputs where available.

For pre-funded warrants with a nominal exercise price and contractual terms that make them economically similar to the underlying ordinary shares, the Group measures their issuance-date fair value by reference to the quoted market price of the underlying ordinary shares, adjusted for the nominal exercise price and other instrument-specific terms, as applicable.

Down-round features

For equity-classified warrants containing a down-round feature, the Group recognizes the value of the effect of a down-round feature in equity-classified warrants when the feature is triggered (i.e., when the exercise price is adjusted downward) in accordance with ASC 260. This value is measured as the difference between (1) the financial instrument’s fair value (without the down-round feature) using the pre-trigger exercise price and (2) the financial instrument’s fair value (with the down-round feature) using the reduced exercise price. Both measurements use the same market conditions as of the trigger date and reflect the applicable contractual terms, including changes in the exercise price and, where applicable, the number of warrant shares. The value of the effect of the down-round feature is treated as a deemed dividend and a reduction to income available to ordinary shareholders in the basic earnings per share (“EPS”) calculation.

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

Crypto asset mining:

The Group entered into crypto asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed crypto asset award the mining pool operator receives (less crypto asset transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in crypto asset transaction verification services is an output of the Group’s ordinary activities. The provision of computing power is the only performance obligation in the Group’s contracts with third party pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Group successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the crypto asset award received is determined using the intraday low quoted price of the related crypto asset at the time of receipt. All of the Group’s crypto asset are populated crypto assets which are actively traded on the major trading platforms such as coinmarketcap.com. In December 2023, the Group temporarily suspended the crypto asset mining operations due to the high operating costs in the United States.

Crypto asset miner sales:

The Group earns revenue by facilitating a third party supplier to sell crypto asset mining equipment. The transaction price is fixed, agreed upon with the customer at contract inception, and payable in full prior to delivery, with no significant financing components. The Group recognizes revenue at a point in time when control of the equipment transfers to the customer from the supplier, which occurs upon delivery to the customer’s designated pick-up location and acceptance per the sales contract terms.

The Group acts as an agent in these transactions, as it does not control the equipment before transfer. This determination reflects that: (1) the Group is not primarily responsible for fulfilling the promise to provide the equipment (a third-party supplier bears this obligation), and (2) the Group does not bear inventory risk before or after the sale. As an agent, the Group’s performance obligation is to arrange for the equipment’s provision to the customer. Revenue is thus recognized on a net basis, representing the fee or commission earned, calculated as the difference between amounts charged to the customer and amounts remitted to the supplier. No significant variable consideration (e.g., discounts or returns) or capitalized contract costs are present as the consideration is received in full prior to delivery.

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the crypto asset mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Group signed hosting agreements with hosting partners, and the hosting partners will install the mining equipment and provide electricity, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the bundled monthly fees charged by the hosting partner to the Group. Depreciation of crypto asset mining equipment is calculated separately and also recorded as a component of cost of revenues for crypto asset mining. In December 2023, the Group temporarily suspended the Bitcoin mining operations due to the high operating costs in the United States.

Share-based compensation

Share-based compensation expense consists of the Group’s restricted stock units (“RSUs”) expense. RSUs granted to employees are measured based on the grant-date fair value. In general, a portion of the Group’s RSUs vests at the time of signing the employment agreement and the remaining vests over a service period of three years. Share-based compensation expense is generally recognized on a straight-line basis over the requisite service period and forfeitures are accounted for as they occur.

Income taxes

The Group accounts for income taxes in accordance with ASC 740, Income Taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items that are not taxable or deductible for tax purposes. It is calculated using tax rates that have been enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Subject to applicable exceptions, deferred tax liabilities are recognized for taxable temporary differences, and deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which the assets are realized or the liabilities are settled. Deferred tax expense or benefit is generally recognized in the consolidated statements of operations, except for the tax effects of items recognized outside of earnings, which are recognized in the same manner as the underlying items, as applicable. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is more likely than not, based on the technical merits, that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. The Group recognizes penalties and interest related to uncertain tax positions, if any, as a component of income tax expense.

Reverse share splits

The Company retroactively adjusts all applicable share and per-share information presented in the consolidated financial statements for reverse share splits occurring during the reporting period or after the reporting date but before the consolidated financial statements are issued. Accordingly, all share and per-share amounts, including ordinary shares outstanding, weighted-average shares, earnings or loss per share, and other equity-linked share data affected by such reverse share splits, have been retroactively adjusted for all periods presented, as applicable.

Loss per share

Basic loss per share is computed using the two-class method pursuant to ASC 260, as the Company has two classes of ordinary shares with different contractual rights. Class A Ordinary Shares are entitled to receive dividends, while Class B Ordinary Shares do not have rights to receive dividends.

Under the two-class method, distributed earnings, if any, are allocated to each class based on dividends declared during the period, and undistributed earnings are allocated based on the contractual rights of each class to participate in such earnings as if all earnings for the period had been distributed. Undistributed losses are allocated between the classes based on their respective contractual rights and obligations, including their rights to residual net assets upon liquidation. Basic earnings or loss per share for each class of ordinary shares is calculated by dividing the earnings or loss allocated to that class by the weighted-average number of shares of that class outstanding during the period.

Class B Ordinary Shares are convertible, at the holder’s option, into Class A Ordinary Shares on a one-for-one basis. For purposes of diluted earnings or loss per share attributable to Class A Ordinary Shares, the potential effect of the conversion of Class B Ordinary Shares is evaluated using the if-converted method and is included only when dilutive. Diluted earnings or loss per share for Class B Ordinary Shares is calculated separately in accordance with the two-class method. Other potential ordinary shares, including warrants and other convertible instruments, are reflected in diluted earnings or loss per share using the applicable method when their effect is dilutive.

Potential ordinary shares are excluded from diluted loss per share when their inclusion would be anti-dilutive. For the years ended June 30, 2026, 2025 and 2024, the Company incurred net losses and, accordingly, potential ordinary shares that would have had an anti-dilutive effect were excluded from the calculation of diluted loss per share.

The following table presents the EPS of the Group for the years ended June 30, 2026, 2025 and 2024, respectively:

	For the year	For the year	For the year
	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2024
Net loss attributable to the Company	$(23,925,173)	$(6,533,987)	$(17,531,647)
Basic and diluted loss per Class A Ordinary Share	(70.43)	(84.84)	(1,003.41)
Weighted average number of Class A Ordinary Shares outstanding - basic and diluted	339,699	77,016	17,472

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group operates as one operating and reportable segment and is managed on a consolidated basis. The CODM primarily evaluates the Group’s performance based on consolidated net loss and reviews the significant expense categories and other financial information regularly provided to support operating and capital allocation decisions.

Recent accounting pronouncements

New accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which requires certain crypto assets to be measured at fair value with changes in fair value recognized in net income and introduces related presentation and disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Group adopted ASU 2023-08 on July 1, 2025. The adoption resulted in the Group measuring its qualifying crypto assets, including Dogecoin, at fair value with changes in fair value recognized in earnings.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. The Group adopted ASU 2023-09 on July 1, 2025, and the adoption of this ASU did not have a material effect on the Group’s consolidated financial statements and related disclosures.

New accounting pronouncements yet to be adopted

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual reporting periods, with early adoption permitted. The Group will adopt ASU 2024-04 for its fiscal year beginning July 1, 2026 and is currently evaluating the impact of the guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU 2025-01 to clarify its effective date for entities with non-calendar year ends. The amendments require public business entities to provide additional disaggregated information about certain expense categories and are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the guidance on its consolidated financial statement disclosures.

In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03 (disaggregation of income statement expenses) for non-calendar year-end entities. The clarification ensures that initial adoption is required in an annual reporting period (rather than unintentionally in an interim period) for entities with non-calendar year ends. The amendments align with the effective dates stated in ASU 2024-03 (annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027) and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-03 (as clarified by ASU 2025-01) on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses on certain current accounts receivable and contract assets arising from transactions accounted for under ASC 606. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual reporting periods, with early adoption permitted. The Group will adopt the guidance for its fiscal year beginning July 1, 2026 and does not currently expect the adoption to have a material effect on its consolidated financial statements and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated financial statements and related disclosures.

Note 3 – Crypto assets

Crypto assets consisted of the following:

	June 30,		June 30,
	2026		2025
	Quantity	Amount	Quantity	Amount
Crypto assets, current
Dogecoin	70,543,745	$5,078,444	—	$—
Crypto assets, non-current
Dogecoin	—	$—	—	$—

As of June 30, 2026, the Group held 70,543,745 Dogecoin with an aggregate cost basis of $16,000,000 and aggregate fair value of $5,078,444, determined using a Level 1 quoted market price.

The following table presents additional information about Dogecoin for the year ended June 30, 2026:

	June 30, 2026
	Quantity	Value
Opening balance	—	$—
Issuance of convertible debentures in exchange for Dogecoins (see Note 9 for details)	40,543,745	10,000,000
Issuance of Class A Ordinary Shares in exchange for Dogecoins (see Note 11 for details)	30,000,000	6,000,000
Change in fair value	—	(10,921,556)
Ending balance	70,543,745	$5,078,444

A portion of the Group’s Dogecoin holdings, amounting to 40,543,745 coins with a fair value of $2,918,744 as of June 30, 2026, was pledged as collateral under a Security and Pledge Agreement entered into in connection with the Group’s convertible debenture holders. Under the terms of the agreement, the pledged Dogecoin is maintained in a Blocked Custodial Account and is subject to a perfected first-priority security in favor of the collateral agent. The custodian is required to follow the collateral agent’s instructions with respect to disposition of the pledged Dogecoin, and the Group may not freely transfer such assets except as permitted under the agreement.

The agreement provides contractual mechanisms under which the pledged Dogecoin may be released from the Blocked Custodial Accounts from time to time. In particular, the Group may request the release of collateral in connection with certain optional redemptions, subject to the applicable conditions and the absence of an event of default. The agreement also provides for release upon satisfaction of specified outstanding note obligations. Accordingly, the pledged Dogecoin is subject to collateral control while the pledge remains in effect, but the agreement provides mechanisms for release during the term of the related notes.

The classification of crypto assets as current or non-current is determined under ASC 210 based on whether the assets are reasonably expected to be realized in cash, sold or otherwise realized during the normal operating cycle or within twelve months after the reporting date. In making this assessment, the Group considers all relevant facts and circumstances, including the contractual release provisions applicable to pledged crypto assets. Based on management’s expected realization of the Dogecoin holdings within the current period, the contractual release mechanisms and subsequent release activity, the Group classified the Dogecoin as current as of June 30, 2026.

The following table presents additional information about BTC for the years ended June 30, 2025 and 2024:

	Quantity	Amount
Balance on June 30, 2023	82.32	$2,084,330
Revenue recognized from BTC mined	95.62	2,888,482
Hosting fees settled in BTC	(7.60)	(212,344)
Proceeds from sale of BTC	(165.87)	(4,668,828)
Realized gain on sale/exchange of BTC	—	94,149
Impairment loss of BTC	—	(7,102)
Balance on June 30, 2024	4.47	$178,687
Service fees settled in BTC	(4.47)	(426,250)
Realized gain on sale/exchange of BTC	—	247,563
Balance on June 30, 2025	—	$—

Subsequent to June 30, 2026, approximately 7,238,549 Dogecoin were released from the collateral arrangement with the consent of the collateral agent, and the Group sold a total of 3,000,000 Dogecoin for gross proceeds of approximately $267,665. The Group continues to evaluate sales of its Dogecoin holdings from time to time based on market conditions, liquidity needs and capital allocation priorities. Management believes that the Group has the ability to monetize its Dogecoin holdings as needed, including through sales of Dogecoin not subject to collateral arrangement and, where applicable, sales or transfers of pledged Dogecoin upon satisfaction of the applicable release conditions or with the required consent of the collateral agent.

Note 4 – Other receivables, net

Other receivables, net consist of the following:

	June 30,	June 30,
	2026	2025
Advances to a third party	$376,007	$1,202,601
Interest receivables	446,667	236,667
Total other receivables	822,674	1,439,268
Less: allowance for credit losses	(278,693)	(403,403)
Total other receivables, net	$543,981	$1,035,865

Movements of allowance for credit losses are as follows:

	For the year ended	For the year ended	For the year ended
	June 30,	June 30,	June 30,
	2026	2025	2024
Beginning balance	$403,403	$2,972,289	$2,582,761
Addition	603,839	13,875	389,528
Write-off	(728,549)	(2,582,761)	—
Ending balance	$278,693	$403,403	$2,972,289

Note 5 – Loans receivable, net

Outstanding balances on loans receivable consist of the following as of June 30, 2026 and 2025:

		Interest rate / Effective		June 30,	June 30,
Third party	Maturity	yield	Collateral/Guarantee	2026	2025
A	January 5, 2026 (Extended to January 5, 2027 on January 5, 2026) (1)	10.00%	None	$499,934	$499,934
A	April 30, 2026 (Extended to April 30, 2027 on April 30, 2026)(1)	10.00%	None	1,600,000	1,600,000
PTMMS	Monthly net settlement amounts through the fifth anniversary of billing commencement date(2)	12.93%	Company retains legal title to AI servers; no third-party guarantee	11,525,929	—
Loans receivable from third parties				13,625,863	2,099,934
Allowance for credit losses				(209,993)	(209,993)
Loans receivable, net				$13,415,870	$1,889,941
Less: non-current				(10,791,469)	—
Total current				$2,624,401	$1,889,941

Movements of allowance for credit losses are as follows:

	For the year ended	For the year ended	For the year ended
	June 30,	June 30,	June 30,
	2026	2025	2024
Beginning balance	$209,993	$275,500	$—
(Recovery) addition	—	(65,507)	275,500
Ending balance	$209,993	$209,993	$275,500

Interest income of the above loans receivable for the years ended June 30, 2026, 2025 and 2024 amounted to $210,000, $210,000, and $97,917, respectively.

(1)	These loans were advanced to a third party in connection with the Company’s contemplated business cooperation with the counterparty. During the year ended June 30, 2026, the maturity dates of the loans were further extended based on mutual agreement, primarily to align with the revised implementation timeline of the contemplated cooperation and related operational arrangements. As of June 30, 2026, the loans remained unsecured and uncollateralized. Management continues to monitor the status of the counterparty and the contemplated cooperation, and has considered the relevant facts and circumstances in assessing the recoverability of the outstanding balances and the related allowance for credit losses.
(2)	On June 28, 2026, the Company entered into an integrated transaction with PTMMS comprising three concurrently executed, cross-conditioned agreements: (i) the Asset Purchase Agreement for AI servers for $11,000,000 ($1,000,000 cash and $10,000,000 of pre-funded warrants); (ii) the pre-funded warrants exercisable into 1,291,573 Class A Ordinary Shares; and (iii) a five-year, non-cancellable, exclusive Management Agreement under which PTMMS, as manager, retains full operational control of the servers and all variable economic upside, while paying the Company a fixed monthly amount of $368,640, subject to contractual net settlement for owner expenses and other applicable amounts.

The Asset Purchase Agreement and Management Agreement were evaluated together as an integrated arrangement. Although legal title to the servers transferred to the Company, the leaseback arrangement precluded the Company from obtaining control of the servers for accounting purposes. Accordingly, the transfer did not qualify as a sale and the Company accounted for the transaction as a financing arrangement. The Company did not recognize the servers as property and equipment and instead recognized a financial asset for the fair value of the consideration transferred.

The financial asset was initially recognized at $11,525,929, comprising the $1,000,000 cash consideration and the $10,525,929 issuance-date fair value of the pre-funded warrants. The pre-funded warrants were measured based on the quoted market price of the Company’s Class A Ordinary Shares, adjusted for the nominal exercise price.

Under the Management Agreement, amounts payable by PTMMS to the Company and amounts payable by the Company to PTMMS are contractually set off and net settled for each settlement period. Based on management’s current estimate of the resulting net settlement cash flows, the financial asset has an estimated effective annual yield of approximately 12.93%. Cash receipts are accounted for using the effective-interest method and allocated between interest income and reduction of the financial asset. Management will reassess the estimated net settlement cash flows as actual settlement information becomes available.

Note 6 – Deposit for long-term investment

On September 5, 2025, the Group entered into an agreement to acquire a 0.5% equity interest in an unrelated company for a total consideration of $200,000 and paid the consideration in advance. As of June 30, 2026, the required registration of the equity interest has not been completed and legal ownership of the investment had not transferred to the Group. Accordingly, the $200,000 payment is recorded as a deposit for proposed investment rather than an equity investment. Management evaluated the recoverability of the deposit based on the status of the underlying agreement, communications with the counterparty, the progress of the ownership registration process, and the Group’s contractual rights with respect to the amount paid. Based on such evaluation, management concluded that no impairment was required as of June 30, 2026.

Note 7 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operations in Canada. The applicable tax rate is 15% for federal and 15% for Alberta. SonicHash Canada had no taxable income during the years ended June 30, 2026, 2025 and 2024.

United States

SonicHash US and Sonic Auspice are incorporated in the U.S. and are only subject to federal income taxes but no state income taxes as they did not conduct any business operations in Delaware. The applicable tax rate is 21% for federal. Both SonicHash US and Sonic Auspice had no taxable income during the years ended June 30, 2026, 2025 and 2024.

Singapore

SonicHash Singapore and Bit Origin SG are incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore was struck off on September 4, 2024 and had no taxable income for both the years ended June 30, 2025 and 2024. Bit Origin SG had no taxable income since then. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Loss before provision for income taxes consisted of:

	For the year	For the year	For the year
	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2024
Cayman	$(12,807,932)	$(4,228,125)	$(8,833,523)
United States	(1,485,433)	(140,273)	(9,052,317)
Canada	—	(1,508)	(349,960)
Singapore	—	—	(49,158)
	$(14,293,365)	$(4,369,906)	$(18,284,958)

The following table reconciles to the Group’s effective tax rate for the years ended June 30, 2026, 2025 and 2024:

	For the year		For the year		For the year
	ended		ended		ended
	June 30,		June 30,		June 30,
	2026		2025		2024
	Amount	Effective tax rate	Amount	Effective tax rate	Amount	Effective tax rate
Income tax expense at Cayman statutory rate	$—	—%	$—	—%	$—	—%
Effect of foreign tax rates
United States	(466,506)	3.3%	(72,084)	1.6%	(1,703,795)	9.3%
Other foreign jurisdictions	—	—%	38,769	(0.9)%	(60,851)	0.3%
Effect of changes in valuation allowance	466,506	(3.3)%	33,315	(0.7)%	1,764,646	(9.6)%
Total income tax expenses	$—	—%	$—	—%	$—	—%

During the years ended June 30, 2026, 2025 and 2024, the Company did not make any income tax payments.

Significant components of deferred tax assets were as follows:

	June 30,	June 30,
	2026	2025
Deferred tax assets
Net operating loss carryforward in the U.S.	6,947,218	6,480,712
Net operating loss carryforward in Canada	53,361	53,361
Net operating loss carryforward in Singapore	—	—
Valuation allowance	(7,000,579)	(6,534,073)
Total net deferred tax assets	$—	$—

As of June 30, 2026, the Group’s net operating loss carry forward was approximately $33.4 million. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year in the U.S. and for 20 years in Canada. Based on the weight of available positive and negative evidence, including the Group’s cumulative losses and history of operating losses, management concluded that it is more likely than not that the deferred tax assets will not be realized. Accordingly, a full valuation allowance has been recorded against the net deferred tax assets as of June 30, 2026 and 2025.

Uncertain tax positions

The Group evaluates uncertain tax positions based on the technical merits, that the position will be sustained upon examination by the relevant tax authority. As of June 30, 2026 and 2025, the Group had no significant unrecognized uncertain tax positions.

Note 8 – Concentration of risks

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. The Group maintains its cash balances in various financial institutions located in different jurisdictions, including the United States and Singapore. In the U.S., the insurance coverage of each bank is $250,000. As of June 30, 2026, cash balance of $363,222 was deposited with a nonfinancial institution located in the U.S. and was subject to credit risk. In Singapore, the insurance coverage of each bank is SGD$100,000 (approximately $78,600). As of June 30, 2026, cash balance of $106,231 was deposited with a nonfinancial institution located in the Singapore and was subject to credit risk. While management believes that these third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

There is a risk that some or all of the Group’s Dogecoin could be lost, stolen, or otherwise become inaccessible. The Group stores its Dogecoins in both hot and cold wallets with BitGo. Hot wallets, which are connected to the Internet, facilitate transactions but are more vulnerable to hacking and other cyber incidents. Cold wallets, which are kept offline, provide greater protection from external attacks but may result in delayed access to assets during market volatility and carry risks of internal error or misappropriation. The Group may maintain limited amounts of Dogecoin in internal operational wallets for transaction-processing purposes; however, the substantial majority of our digital-asset holdings are maintained in BitGo cold storage. BitGo also maintains commercial crime insurance covering certain losses relating to digital assets custodied with BitGo, subject to policy limits, conditions, and exclusions, which may not cover all potential losses.

The Group is also exposed to credit risk from its other receivables and loans receivable. These assets are subjected to credit evaluations. An allowance has been made for expected credit losses based on the historical experience, current conditions, and reasonable and supportable forecast.

Note 9 – Convertible debentures

Previously settled convertible debentures

The following convertible debentures were fully settled before June 30, 2025. The disclosures below summarize the material contractual terms and settlement activity relevant to the comparative periods presented.

2022 Debenture

In October 2022, the Company issued a convertible debenture with an original principal amount of $2,100,000. The debenture bore interest at a minimum rate of 12% per annum, was initially convertible into Class A Ordinary Shares at $99.00 per share and had a contractual term of two years.

During the year ended June 30, 2024, the Company repaid $900,000 of principal in cash. The remaining $1,200,000 of principal, together with accrued interest, was converted into 2,267 Class A Ordinary Shares at a conversion price of $540.00 per share. The debenture was fully settled as of June 30, 2024.

2023 Debenture

In December 2023, the Company issued a convertible debenture with an original principal amount of $6,740,000, together with warrants to purchase 3,569 Class A Ordinary Shares, for aggregate proceeds of $6,127,334. The debenture bore interest at a minimum rate of 13.5% per annum, was initially convertible at $4,500.00 per Class A Ordinary Share, was subject to contractual anti-dilution and alternate-conversion provisions and had a contractual term of 36 months.

During the year ended June 30, 2024, the Company repaid $960,000 of principal in cash. During the year ended June 30, 2025, the remaining obligation was converted into 119,737 Class A Ordinary Shares pursuant to the pre-existing alternate-conversion provisions, and the debenture was fully settled. The conversion was accounted for in accordance with ASC 470-20 without recognition of a gain or loss.

Exchange Note

In May 2024, the Company issued a $2,000,000 senior secured convertible note in exchange for the cancellation of 500,000 warrants. The cancelled warrants had a fair value of $71,319, and the difference between the fair value of the warrants and the consideration transferred in connection with the Exchange Note was recognized as a loss on warrant settlement during the year ended June 30, 2024.

The Exchange Note bore interest at 10% per annum, was convertible at the greater of $228.00 per share and 95% of the lowest VWAP during the specified look-back period, and had a contractual maturity date of May 31, 2026. During the year ended June 30, 2025, the outstanding obligation was converted into 22,257 Class A Ordinary Shares pursuant to the pre-existing alternate-conversion provisions and was fully settled before its contractual maturity. The conversion was accounted for in accordance with ASC 470-20 with no gain or loss being recognized.

June 30,
2025
Principal balance	$8,740,000
Less: conversions into ordinary shares	(7,780,000)
Less: repayments in cash	(960,000)
Remaining balance	—
Less: non-current	—
Total current	$—

Convertible debentures outstanding as of June 30, 2026

The Company’s convertible debentures outstanding as of June 30, 2026 consist of senior convertible debentures issued in July 2025, April 2026 and June 2026 (collectively, the “Debentures”). The Debentures bear interest at 8.25% per annum and contain conversion, anti-dilution, alternate-conversion, redemption and other contingent provisions. The Company elected the fair value option for each Debenture at its respective issuance date, as further described below.

2025 Debentures

In July 2025, pursuant to a securities purchase agreement authorizing the issuance of up to $100,000,000 of senior secured convertible debentures, the Company issued three tranches of Debentures with aggregate principal of approximately $16.3 million. The aggregate purchase price allocated to the 2025 Debentures was approximately $15.2 million. Consideration received consisted of 40,543,745 Dogecoin valued at $10,000,000 and approximately $4.5 million of net cash proceeds.

The 2025 Debentures bear interest at 8.25% per annum, mature in July 2029 and were initially convertible into Class A Ordinary Shares at conversion prices ranging from $90.00 to $118.50 per share, depending on the tranche (i.e. Series A-1, Series B-1 and Series C-1). The Debentures contain a price-reset feature whereby the conversion price may be reduced if the market price of the Company’s Class A Ordinary Shares falls below specified thresholds, subject to a contractual floor price. The conversion price of the Debentures is also subject to anti-dilution adjustment upon certain subsequent equity or convertible debt issuances by the Company at a price below the then-effective conversion price, which could result in a reduction of the conversion price and an increase in the number of shares issuable upon conversion.

April 2026 Debenture

In April 2026, pursuant to a securities purchase agreement authorizing the issuance of up to $5,000,000 of senior secured convertible debentures, the Company issued an initial Debenture with principal of $500,000 for a purchase price of $465,000. The April 2026 Debenture bears interest at 8.25% per annum, matures in April 2030 and was initially convertible into Class A Ordinary Shares at $13.8 per share. The Company received net cash proceeds of approximately $375,000 after transaction-related payments and issuance costs. The Debenture contains same price-reset feature and anti-dilution adjustment as the 2025 Debentures.

June 2026 Debenture

In June 2026, pursuant to a securities purchase agreement authorizing the issuance of up to $10,000,000 of senior secured convertible debentures, the Company issued an initial Debenture with principal of $2,000,000. The June 2026 Debenture bears interest at 8.25% per annum, matures in June 2030 and is convertible into Class A Ordinary Shares at a current conversion price of $1.63 per share. The Debenture contains same price-reset feature and anti-dilution adjustment as the 2025 Debentures.

The Company received aggregate net cash proceeds of approximately $1,545,000 in connection with the issuance, including $1.1 million remitted by the purchaser on June 30, 2026 and subsequently received by the Company.

Fair value option

The Debentures contain conversion, anti-dilution, alternate-conversion, redemption and default provisions. At initial recognition, the Company elected the fair value option under ASC 825-10 for each Debenture and accounts for each instrument as a single hybrid financial liability rather than separately accounting for its embedded features. The FVO election is irrevocable for each Debenture.

The Debentures are initially and subsequently measured at fair value. Changes in fair value are recognized in earnings, except for the portion attributable to changes in instrument-specific credit risk, which is recognized in other comprehensive income in accordance with ASC 825. Transaction and issuance costs associated with the Debentures are recognized in earnings as incurred.

The fair value of the Debentures is estimated using a binomial valuation model and is classified within Level 3 of the fair value hierarchy because the valuation incorporates significant unobservable inputs, including expected volatility and assumptions related to the Company’s credit risk. Upon derecognition of all or a portion of a Debenture, the related cumulative amount previously recognized in accumulated other comprehensive income for instrument-specific credit risk is reclassified to earnings.

Upon issuance, the aggregate fair value of the Debentures exceeded the purchase price allocated to the Debentures by approximately $1.3 million. The Company recognized this difference as a Day 1 loss within change in fair value of convertible debentures in the consolidated statements of operations and comprehensive loss.

Transaction and issuance costs associated with the Debentures are recognized in earnings as incurred and are not included in the fair value measurement. During the year ended June 30, 2026, the Company incurred approximately $1.1 million of third-party transaction and issuance costs associated with the Debentures.

As of June 30, 2026, the aggregate fair value of the Debentures was $10,624,818 and was presented as a non-current liability. For the year ended June 30, 2026, the components of the net gain recognized in earnings from changes in the fair value of the Debentures were as follows:

2026
Day 1 loss on issuance	$(1,345,530)
Subsequent change in fair value attributable to factors other than instrument-specific credit risk	2,394,675
Reclassification of change in instrument-specific credit risk upon settlement	(147,041)
Net gain recognized in earnings	$902,104

The Company does not present contractual interest expense separately for the Debentures; the economic effect of contractual interest is included within the change in fair value of the Debentures recognized in earnings. During the year ended June 30, 2026, the Company paid $613,505 of contractual interest in cash, which reduced the fair value carrying amount of the Debentures.

Initial measurement and Day 1 loss

The Debentures are recorded at their issuance-date fair value rather than contractual principal or net cash proceeds. In evaluating initial recognition, the Company separately considers the contractual principal amount, the purchase price allocated to each Debenture and its issuance-date fair value.

The following table summarizes the initial measurement of the Debentures issued during the year ended June 30, 2026:

		Issuance date fair
	Purchase price	value	Day 1 loss
2025 Debentures	$15,194,810	$16,359,770	$1,164,960
April 2026 Debenture	465,000	501,070	36,070
June 2026 Debenture	1,860,000	2,004,500	144,500
Total	17,519,810	$18,865,340	$1,345,530

The aggregate issuance-date fair value of the Debentures exceeded the purchase price allocated to the Debentures by $1,345,530. The Company recognized this difference as a Day 1 loss within change in fair value of convertible debentures in the consolidated statements of operations and comprehensive loss. The Day 1 loss is recognized immediately and is not deferred or amortized over the contractual terms of the Debentures.

The contractual difference between principal and purchase price represents an original issue discount. Because the Debentures are measured in their entirety under the FVO and the Company does not separately present contractual interest expense, the contractual original issue discount is not separately accreted using the effective-interest method.

Fair value and unpaid principal balance

As of June 30, 2026, the aggregate unpaid principal balance and carrying amount of the Debentures were as follows:

June 30,
2026
Aggregate unpaid principal balance	$14,513,506
Aggregate fair value carrying amount	10,624,818
Excess of unpaid principal over fair value	$3,888,688

The fair value carrying amount includes contractual interest accrued but unpaid as of June 30, 2026.

Conversions

During the year ended June 30, 2026, holders converted an aggregate principal amount of $4,325,000, together with $126,415 of accrued interest, into 504,534 Class A Ordinary Shares pursuant to the contractual conversion provisions.

Immediately prior to each conversion, the portion of the related Debenture being converted was remeasured to fair value. The aggregate fair value carrying amount of the obligations derecognized upon conversion was $4,899,382, which was recognized in shareholders’ equity. Changes in fair value through the respective conversion dates were recognized in earnings and other comprehensive income, as applicable. No separate gain or loss was recognized upon the contractual conversions.

In August and September 2026, holders converted an aggregate principal amount of $2,775,000, together with $150,769 of accrued interest, into 1,148,638 Class A Ordinary Shares pursuant to the contractual conversion provisions.

The Company made no cash repayments of principal during the year ended June 30, 2026.

Note 10 – Fair value measurements

The Group measures certain financial instruments at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement. The following table presents the Group’s financial liabilities measured at fair value on a recurring basis as of June 30, 2026:

	Fair Value Measurement on a Recurring Basis at Reporting Date Using
	Level-1 Inputs	Level-2 Inputs	Level-3 Inputs	Total
June 30, 2026
2025 Debentures	$—	$—	$8,206,747	$8,206,747
April 2026 Debenture	—	—	412,654	412,654
June 2026 Note	—	—	2,005,417	2,005,417
Total	$—	$—	$10,624,818	$10,624,818

The Debentures are measured in their entirety at fair value under the fair value option described in Note 9. The Debentures are classified within Level 3 of the fair value hierarchy because their valuation incorporates significant unobservable inputs, including expected volatility and assumptions related to the Company’s instrument-specific credit risk.

The Company uses a binomial valuation model that incorporates the contractual terms of each Debenture, including the contractual cash flows, conversion features, price-adjustment provisions and redemption features, together with market-based and unobservable inputs such as the Company’s Class A Ordinary Share price, expected volatility, risk-free interest rates, remaining contractual term and assumptions related to the Company’s credit risk. There were no transfers between the respective levels during the year ended June 30, 2026.

As of June 30, 2026, the aggregate clean fair value of the Debentures was $10,119,820 and accrued and unpaid contractual interest included in the fair value measurement was $504,998, resulting in an aggregate fair value carrying amount of $10,624,818. Because the Debentures are measured in their entirety at fair value under the fair value option, accrued contractual interest is included in the fair value carrying amount of the Debentures and is not recognized as a separate liability.

The following table presents a reconciliation of the beginning and ending balances of the Debentures, which are measured at fair value on a recurring basis using significant unobservable (Level 3) inputs, for the year ended June 30, 2026:

Amount
Opening balance on June 30, 2025	$—
Add: issuance at initial fair value	18,865,340
Less: cash interest payments	(613,505)
Less: accrued interest settled upon conversion	(126,415)
Less: fair value of principal settled through conversion	(4,772,967)
Subsequent change in fair value attributable to factors other than instrument-specific credit risk	(2,394,675)
Change in fair value attributable to instrument-specific credit risk, recognized in other comprehensive income	(332,960)
Closing balance on June 30, 2026	$10,624,818

The following table summarizes the significant inputs used in measuring the fair value of the Debentures on issuance date:

	2025 Debentures	April 2026 Debenture	June 2026 Debenture
Class A Ordinary Share price	$99.55~117.3	$13.0	$6.15
Credit-adjusted discount rate	16.33~16.61%	17.53%	23.43%
Remaining term (years)	4.0	4.0	4.0
Expected volatility	145.75~150.16%	158.05%	155.70%
Dividend yield	—	—	—
Risk-free interest rate	3.93%	3.86%	4.12%

The following table summarizes the significant inputs used in measuring the fair value of the Debentures on June 30, 2026:

	2025 Debentures	April 2026 Debenture	June 2026 Debenture
Class A Ordinary Share price	$6.25	$6.25	$6.25
Credit-adjusted discount rate	24.13~24.16%	23.62%	23.43%
Remaining term (years)	3.04~3.09	3.8	4.0
Expected volatility	164.77~164.94%	159.03%	155.70%
Dividend yield	—	—	—
Risk-free interest rate	4.15%	4.17%	4.12%

Note 11 – Equity

Share capital and changes in authorized shares

The Company’s authorized share capital and issued and outstanding shares have been affected by a series of share capital restructurings, including a 1-for-30 reverse share split in May 2023, an increase in authorized ordinary shares in February 2024, and the adoption of a dual-class share structure in March 2025 comprising Class A Ordinary Shares and Class B Ordinary Shares.

On July 25, 2025, the Company completed a reduction in the par value of its ordinary shares from $0.30 to $0.0003 per share, as approved by the Grand Court of the Cayman Islands. The total number of authorized shares remained unchanged and the change did not affect the Company’s share capital on a historical basis.

On January 20, 2026, the Company effected a 1-for-60 reverse share split of its Class A and Class B Ordinary Shares to maintain compliance with Nasdaq listing requirements.

On August 11, 2026, the Company completed an increase in authorized share capital from 47,500,000 Class A Ordinary Shares of a par value of $0.0003 each and 2,500,000 Class B Ordinary Shares of a par value of $0.0003 each to $60,000,000 divided into 190,000,000,000 Class A Ordinary Shares of a par value of $0.0003 each and 10,000,000,000 Class B Ordinary Shares of a par value of $0.0003 each.

On August 21, 2026, the Company effected a 1-for-5 reverse share split of its Class A and Class B Ordinary Shares to maintain compliance with Nasdaq listing requirements.

As of June 30, 2026, after giving effect to the reverse share splits in January 2026 and August 2026, the Company had 190,000,000,000 authorized Class A Ordinary Shares and 10,000,000,000 authorized Class B Ordinary Shares, of which 733,246 Class A Ordinary Shares and 13,796 Class B Ordinary Shares were issued and outstanding, respectively. All applicable share and per-share amounts presented in these consolidated financial statements have been retroactively adjusted to reflect the cumulative effect of these reverse share splits, as applicable.

Direct offering and private placement

On November 7, 2023 and November 9, 2023, the Company entered into securities purchase agreements with investors for the sale of 9,376 ordinary shares for gross proceeds of $3,994,222 at a price of $426 per share, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, subject to the satisfaction of customary closing conditions. As of June 30, 2024, the Company had completed the final closing for the sale.

Mezzanine equity

In August 2025, the Company completed a private placement with multiple investors pursuant to securities purchase agreements under which the Company issued Class A Ordinary Shares for aggregate consideration of $6.0 million, satisfied through the transfer to the Company of approximately 30.0 million Dogecoin. The transaction price was determined based on the agreed value of Dogecoin at the transaction date. The entire $4.2 million of net consideration after deducting directly attributable issuance cost was allocated to the Class A Ordinary Shares because the warrants contemplated by the securities purchase agreements were contingent upon the occurrence of specified share combination events within three months following the closing date, and such conditions were not satisfied. Accordingly, no warrants were issued under the offering.

The securities purchase agreements provide each investor with a conditional right to require the Company to redeem a portion of the Dogecoin originally transferred to the Company in exchange for the investor’s unsold purchased shares. The redemption right generally becomes exercisable around the 12-month anniversary of the closing date, provided the investor has continued to hold the applicable purchased shares, and is subject to a share-price-based knockout provision. Upon exercise, the applicable shares are surrendered to and cancelled by the Company, and the Company is required to return the corresponding quantity of Dogecoin determined under the contractual redemption formula.

The Class A Ordinary Shares subject to the redemption feature are classified outside permanent shareholders’ equity as temporary equity in accordance with ASC 480-10-S99-3A because redemption is at the holder’s option and is subject to conditions that are not solely within the Company’s control.

The Company adjusts the carrying amount of the redeemable shares to their redemption value when redemption becomes probable. As of June 30, 2026, redemption was assessed as probable; however, the aggregate redemption value of approximately $2.2 million remained below the $4.2 million initial carrying amount. Accordingly, no accretion was recorded and the redeemable shares continued to be presented in temporary equity at $4.2 million. The following table presents the activity in temporary equity for the year ended June 30, 2026:

Amount
Balance, June 30, 2025	$—
Issuance of potential redeemable Class A Ordinary Shares	4,201,307
Accretion to redemption value	—
Balance, June 30, 2026	$4,201,307

Subsequent to June 30, 2026, the 12-month anniversary of the offering occurred and the Company received redemption notices from investors with respect to shares that remained eligible for redemption. Under the terms of the securities purchase agreements, the applicable shares are required to be surrendered and cancelled upon settlement of the corresponding Dogecoin redemption. As of the date these consolidated financial statements were issued, settlement of the related redemptions, including the return of Dogecoin and cancellation of the applicable shares, had not yet been completed.

Restricted shares issued for compensation

The Company granted RSUs to several management team members during the fiscal years of 2024 and 2023. No shares were granted during the fiscal years of 2026 and 2025. The fair value as of the respective vesting dates of RSUs that vested during years ended June 30, 2026, 2025 and 2024 was nil, nil and $73,230, respectively.

Shares issued for settlement of accrued compensation

On June 11, 2026, the Company entered into a debt settlement and mutual release agreement with Mr. Jinghai Jiang, the Company’s Chief Executive Officer, Chief Operating Officer, Chairman of the Board and a director, to settle $100,000 of accrued compensation relating to services rendered during fiscal 2026 and 2025. Pursuant to the agreement, the Company issued 11,236 Class B Ordinary Shares, with an aggregate fair value of approximately $100,000 based on the quoted price of the Company’s Class A Ordinary Shares on the trading day immediately preceding the agreement date. As the Class B Ordinary Shares are not publicly traded, the Company used the Class A Ordinary Shares as the basis for valuation, taking into consideration the respective rights of the two share classes and the one-for-one convertibility of the Class B Ordinary Shares into Class A Ordinary Shares. The issuance fully settled the related accrued compensation obligation.

Warrants

The Company issued warrants in connection with prior financing arrangements. Certain outstanding warrants are subject to contractual anti-dilution and down-round provisions that may adjust the exercise price and, in certain circumstances, the number of shares issuable upon exercise. All warrant-related share and per-share information has been retrospectively adjusted for the reverse share splits. Certain warrants contain down-round protection features that provide for adjustments to the exercise price and the number of shares issuable upon exercise if the Company issues equity instruments at a price lower than the then-current exercise price. During the years ended June 30, 2026 and 2025, such down-round provisions were triggered, resulting in a reduction in the exercise price (as retrospectively adjusted for the reverse share splits) and a corresponding increase in the number of warrants outstanding. The fair value effect of the down-round adjustment was recognized in equity as a reclassification between retained earnings and additional paid-in capital in accordance with ASC 260-10-55-97 and was treated as a deemed dividend for purposes of earnings per share.

Pre-funded warrants

On June 28, 2026, in connection with the PTMMS transaction described in Note 5, the Company issued pre-funded warrants with an aggregate issuance-date fair value of approximately $10.5 million, exercisable into 1,291,573 Class A Ordinary Shares. Based on the warrant agreement, the pre-funded warrants were immediately exercisable at a nominal exercise price of $0.0003 per Class A Ordinary Share, and do not expire until exercised in full. The warrants require settlement in a fixed number of shares and do not contain a substantive net cash settlement obligation. Accordingly, the Company determines that the pre-funded warrants should be treated as equity in accordance with ASC 815-40. The initial measurement of the pre-funded warrants is based on the market value of the underlying assets purchased under the transaction, and the equity-classified pre-funded warrants are not subsequently remeasured.

The pre-funded warrants have different terms from the Company’s warrants, including a nominal exercise price and no expiration date, and are accordingly presented separately below. The summary of pre-funded warrant activity is as follows:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2025	—	—	$—	—
Issuance	1,291,573	1,291,573	$0.0003	—
Exercised	—	—	$—	—
June 30, 2026	1,291,573	1,291,573	$0.0003	—

Warrants

During the years ended June 30, 2025 and 2026, a significant portion of the warrants were exercised on a cashless basis. As a result, the Company issued Class A Ordinary Shares with no corresponding cash proceeds, and the carrying amount of the related warrants was reclassified within shareholders’ equity. The impact of such exercises has been reflected in the Company’s equity balances as of June 30, 2025 and 2026.

The summary of warrant activities is as follows:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2023	19,259	19,259	$2,265.00	3.89
Granted/Acquired	3,569	3,569	$1,632.00	7.00
Cancellation (see Note 9)	(1,667)	(1,667)	$406.55	—
Exercised	(2,833)	(2,833)	$406.55	—
June 30, 2024	18,328	18,328	$2,166.00	3.06
Granted/Acquired	—	—	$—	—
Adjustment on down-round feature*	66,873	66,873	$228.00	10.00
Forfeited	(1)	(1)	$27,000.00	—
Exercised	(62,716)	(62,716)	$—	—
June 30, 2025	22,484	22,484	$1,652.23	6.16
Granted/Acquired	—	—	$—	—
Adjustment on down-round feature*	229,604	229,604	$1.63	6.31
Exercised	(55,753)	(55,753)	$—	—
June 30, 2026	196,335	196,335	$192.59	6.19

* Certain warrants issued in prior financing arrangements contain anti-dilution and down-round provisions that adjust the exercise price, in certain circumstances, the number of shares issuable upon exercise. During the years ended June 30, 2025 and 2026, this down-round feature was triggered. The fair value effect of the down-round adjustment was recognized within equity as a reclassification between retained earnings and additional paid-in capital in accordance with ASC 260-10-55-97, and was treated as a deemed dividend excluded from the numerator of basic earnings per share.

Note 12 – Segment reporting

The Group operates as a single reportable segment. The Group’s CODM, who is the Chief Executive Officer, reviews financial information prepared on a consolidated basis for purposes of allocating resources and assessing financial performance.

The measure of segment profit or loss reviewed by the CODM is consolidated net loss, which is consistent with the corresponding amount presented in the consolidated statements of operations and comprehensive loss. The CODM uses this measure, together with information regarding significant operating expenses, liquidity and capital deployment, to assess performance and make resource allocation decisions.

Significant segment expenses regularly provided to the CODM include general and administrative expenses, professional and consulting fees, fair value changes on convertible debentures, and other material expense categories regularly reviewed by the CODM. Other segment items represent the difference between segment revenues less significant segment expenses and the reported measure of segment profit or loss.

The Group’s segment assets are substantially represented by the consolidated assets reported in the consolidated balance sheets. Because the Group operates as a single reportable segment, the segment information is presented on the same basis as the consolidated financial statements.

Note 13 – Commitments and contingencies

Commitments

As of June 30, 2026, the Group had no material commitments requiring disclosure.

Contingencies

In March 2023, the Company and SonicHash US, together with other defendants, were named in litigation brought by BCB Cheyenne LLC in connection with alleged contractual interference and related claims. BCB sought compensatory damages of no less than $38 million. The Group denied liability and defended the matter.

In October 2024, the parties entered into a Settlement Agreement and Mutual Release pursuant to which the Company agreed to pay $13,050 in settlement of the matter. The amount had been accrued within other payables and accrued liabilities as of June 30, 2024 and was paid in November 2024. The litigation was dismissed in October 2024 and the matter was fully resolved.

As of June 30, 2026, this matter had been fully resolved, and the Group was not subject to any other material legal proceedings, claims or contingencies requiring disclosure.

Note 14 – Subsequent events

The Group has evaluated all events and transactions that occurred after June 30, 2026 up through September 18, 2026, except for those disclosed in the respective notes to these consolidated financial statements and those describe below, no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

In July 2026, the Board of the Group approved a bonus of $30,000 for Mr. Jinghai Jiang, in his capacity as the Company’s Chief Executive Officer, Director, and Chairman of the Board, for the Company’s fiscal year ended June 30, 2026 (the “Bonus”). The Bonus shall be satisfied through the issuance of 36,231 Class B Ordinary Shares of the Company, valued at $0.8280 per share, which was the closing price of the Company’s Class A Ordinary Shares on July 24, 2026.